06012817



RENAULT

BY RAPID MAIL


SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 4 2006
WASH, D.C.
152

Securities and Exchange Commission
Office of International Corporate Finance
Chief Councel
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
U.S.A.

April 19, 2006
S. 0760 - TO / AM

RE : File N° 82-4001/RENAULT
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission dated december, 2003. English-language versions, translations summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter, nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at (33.1) 76.84.53.09 (telephone) or (33.1) 76.84.51.49 (facsimile) or Thomas.orsini@renault.com (email).

Very truly yours,

Thomas ORSINI

dlw 4/25

(Attachments)



RENAULT

Please note that our head quarters are located

13-15 Quai Le Gallo

92100 BOULOGNE BILLANCOURT

France

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

Most documents are available on web site : www.renault.com.

Documents included pursuant to Rule 12g3-2(b):

Periodic reports and documents since May 1, 2005:

- First half 2005 earnings report . Exhibit A1:
  - Slides show *(Exhibit A.2)*
  - Press release *(Exhibit A.3)*
- Annual report for the year ended December 31, 2005, including a sum-up of the audited consolidated financial statements. Exhibit B.
- Documents for the announcement of Renault's financial results 2005 and Renault Commitment 2009 presented on February 9, 2006. Exhibit C:
  - Earnings Report for the year ended December 31,2005, included condensed consolidated financial statements *(Exhibit C.1)*
  - Slides show *(Exhibit C.2)*
  - Press release *(Exhibit C.3)*
- Consolidated and RSA parent company financial statements for 2005, as published in the French BALO. Exhibit D.

Documents submitted by Renault to the AMF since May 1, 2005:

- English translation of French Document de Référence. Exhibit E.

Material press releases and information made public by Renault since May 1, 2005:

- All material press releases since May 1, 2005. Exhibit F

  - Renault and Pars Khodro sign an agreement to produce and market Mégane in Iran – May 24, 2005 *(Exhibit F.1)*
  - The Renault groupe increases global sales in the first half of 2005 – July 5, 2005 *(Exhibit F.2)*
  - Renault launches Logan in Colombia – Sept 8, 2005 *(Exhibit F.3)*
  - Renault statement – Sept 13, 2005 *(Exhibit F.4)*
  - Renault certifies 24 new sites worldwide (working conditions policy) – Oct 17, 2005 *(Exhibit F.5)*
  - End September 2005, increase in revenues – Oct 26, 2005*(Exhibit F.6)*
  - Nissan's Q2 FY 2005 contribution to Renault earnings – Oct 28, 2005 *(Exhibit F.7)*
  - Renault revises operating margin objective for 2005 to more than 3 % - Nov 16, 2005 *(Exhibit F.8)*
  - The Renault group's global sales in 2005 – Jan 4, 2006 *(Exhibit F.9)*
  - Nominations – Jan 26, 2006*(Exhibit F.10)*
  - The Renault-Nissan Allliance ranks among the top four global automakers – Jan 30, 2006 *(Exhibit F.11)*
  - Dacia furthers its international growth in 2006 – Feb 28, 2006 *(Exhibit F.12)*
  - SNR Roulements : Renault and the japanese Group NTN to resume their talks – March 14, 2006 *(Exhibit F.13)*






Résultats financiers 2005
2005 financial results





RENAULT

A.1






Earnings report

First half 2005





RENAULT

First-time adoption of IFRS.

Renault is using International Financial Reporting Standards (IFRS) for the first time to present its first-half 2005 results. The 2004 financial statements (full-year and half-year) referred to in the following commentary have been restated to IFRS. Regarding the conversion to IFRS of statements published under French GAAP, details concerning the 2004 full-year financial statements were published in February 2005; information about first-half 2004 is given below (note 32 to consolidated financial statements page 53).

KEY FIGURES

- Group worldwide sales amounted to 1.36 million vehicles, up 3.8%. Sales of passenger cars were up 3.1%, while sales of light commercial vehicles (LCVs) rose 8.4%.
- Sales performance:
  - Western Europe: Renault's sales dipped 0.7% in a virtually stable automobile market that gained just 0.4%. Renault was still the leading brand for passenger cars, with 10.2% (10.4% in first-half 2004) and for LCVs, with 15% (15.1% in first-half 2004).
  - Rest of the world: sales rose by a strong 17.5%, buoyed largely by gains at Dacia and Renault Samsung.
- Group revenues amounted to €21,324 million, up 3.8% on a consistent basis.
- Group operating margin was €943 million, or 4.4% of revenues, compared with €1,106 million and 5.4% in first-half 2004.
- The contribution from Nissan Motor was €1,361 million, including a €450 million exceptional gain, compared with €894 million in first-half 2004.
- Net income was €2,211 million, giving earnings per share of €8.52 (versus €1,453 million and €5.53 in first-half 2004).
- Debt was reduced by €780 million, taking the net financial indebtedness of the Automobile Division to €787 million at June 30, 2005, compared with €1,567 million at December 31, 2004.

OVERVIEW

The automobile market was almost stable in Europe and down sharply in some of the other areas in which Renault operates, especially Central Europe and Turkey. Against this backdrop, the Group grew worldwide sales by 3.8%, or 50,000 vehicles, in first-half 2005. In Western Europe, sales dipped 0.7%. But Renault consolidated its position as the leading brand for passenger cars and light commercial vehicles (LCVs), scoring successes with Mégane and with Trafic and Master vans. In the rest of the world, the Group's sales grew by a strong 17.5%, with major gains in several areas, such as Africa and the Middle East, Eastern Europe and Russia. Dacia reported a 90.7% rise in sales, boosted by the success of Logan, while sales at Renault Samsung Motors were up 43.9% on the back of a renewed and expanded range.

Measured on a consistent basis, Group revenues grew 3.8%, mainly because of an increase in international sales.

Operating margin was lower in first-half 2005, at 4.4% of revenues (compared with 5.4% in first-half 2004), crimped by the decline in the contribution of the Automobile Division in Europe. This was caused by a deterioration in the product and price mix amid fierce competition, despite the continual reduction in purchasing costs (excluding raw materials) and a steady improvement in international business. By contrast, the Sales Financing Division was able to grow its revenue contribution. Net income for the period was €2.2 billion, an increase of 52.2%.

These results enable Renault to continue strengthening its financial structure. The Automobile Division's net debt fell €0.8 billion, largely thanks to cash flow generation of €2.4 billion, and stood at €0.8 billion, or 4.3% of shareholders' equity at June 30, 2005 (compared with 9.9% at end-December 2004, on consistent definitions and standards).

OUTLOOK

The second half of 2005 will be marked by the launch of New Clio in Europe and the ongoing roll-out of the Logan programme in international markets.

Against a backdrop of stable markets in Western Europe and slight market growth in the other main countries in which the Group operates, with the exception of Turkey, and taking into account the cost constraints owing principally to the rise in raw material prices, Renault confirms the guidance given in February for full-year 2005:

- market share in Western Europe similar to that of 2004,
- continuous sales growth outside Western Europe, driven by the buoyant Dacia and Samsung brands,
- Group operating margin higher than 4% of revenues.

OVERVIEW

AUTOMOBILE

- *The Renault group sold 1.36 million vehicles in first-half 2005. Worldwide sales[1] rose by 50,000 units (3.8%) on strong growth outside Western Europe. Renault's global market share came to 4.2%, on a par with first-half 2004.*
- *In Western Europe[2], Renault confirmed its position as the leading brand both for passenger cars, with 10.2%, and for light commercial vehicles (LCVs), with 15%. In a practically stable automobile market, which expanded by just 0.4%, Group sales dipped 0.7% to 972,000 units. Mégane was again the top-selling car in Western Europe, taking 4.6% of the market. Strong sales of Trafic and Master enabled Renault to strengthen its position on the strategic LCV segment.*
- *Group sales in the rest of the world rose 17.5%. With more than 385,000 vehicles sold, the share of sales outside Western Europe jumped to 28.4% from 25.2% in first-half 2004. Group sales increased in all regions except Turkey and Central Europe. Successful products launched in late 2004 by Dacia (Logan) and Renault Samsung Motors (SM5, SM7) boosted Dacia's sales by 90.7% and Renault Samsung's by 43.9%.*

SALES FINANCING

- *RCI Banque's average loans outstanding rose by 5.6% in first-half 2005 to €22.5 billion at June 30, 2005.*

1.1. AUTOMOBILE

1.1.1. Renault Group – Worldwide sales

PASSENGER CARS AND LCVS – BY BRAND

	H1 2005(*)	H1 2004(*)	% change
RENAULT			
Western Europe	970,834	979,188	(0.9)
Outside Western Europe	250,212	247,022	1.3
Total Renault	1,221,046	1,226,210	(0.4)
DACIA			
Total Dacia	79,557	41,716	90.7
RENAULT SAMSUNG			
Total Renault Samsung	57,977	40,288	43.9
WORLDWIDE GROUP SALES	**1,358,580**	**1,308,214**	**3.8**
O/w: - in Western Europe	*972,091*	*979,189*	*(0.7)*
- outside Western Europe	*386,489*	*329,025*	*17.5*
Passenger cars	***1,149,688***	***1,115,513***	***3.1***
LCVs	***208,892***	***192,701***	***8.4***

(*) Preliminary figures.

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographical regions. In Western Europe, the figure includes sales of 13,350 unregistered vehicles in first-half 2005, versus 16,159 in first-half 2004. In line with car industry practice, market share is calculated from the latest available statistics from official bodies, or, failing that, from data derived from carmakers' internal product flows, hence sales.

(2) Western Europe comprises France, Germany, Italy, the United Kingdom, Spain, the Netherlands, Belgium, Luxembourg, Portugal, Switzerland, Austria, Sweden, Finland, Norway, Denmark, Iceland, Ireland and Greece.

In first-half 2005 the Group's worldwide sales totalled 1,359,000 units, an increase of 50,000 units on first-half 2004. This increase breaks down into -5,000 for the Renault brand, +38,000 for Dacia and +17,000 for Renault Samsung.

1.1.2. Renault brand

With 1.22 million passenger cars and LCVs sold, total **worldwide** sales for the Renault brand dipped 0.4% in first-half 2005, despite a 1.3% increase in sales outside Western Europe.

In Western Europe

Renault's sales fell 0.9% to 970,000 passenger cars and LCVs in first-half 2005 in a stagnant automobile market that grew just 0.4% to 8.9 million units.

Renault was once again the leading automobile brand in first-half 2005 with market share of 10.8%, versus 10.9% in first-half 2004.

➔ Registrations of **passenger cars** in Western Europe declined 0.4% to 7.8 million units.

In Western Europe, **market** trends were varied. Some markets grew, with France up 5.6%, Spain 2.6% and Germany 2.5%, thanks to a dynamic offering in a highly competitive environment rather than macroeconomic factors or revived consumer confidence. Conversely, other markets slowed: the UK was down by 5.8%, Italy by 5.6% and the Netherlands by 4%.

Once again the Renault brand led the field in passenger cars, with market share of 10.2%, versus 10.4% in first-half 2004. This 0.2-point dip can be ascribed mainly to a loss of market share in France, which was not offset by gains elsewhere – particularly in the UK – despite a positive market-mix effect of around two-tenths of a point.

In **France**, where Renault had four of the 10 top-selling models, the brand consolidated its leadership. Mégane was the leading model with 10.3% of the French market. In a buoyant but highly competitive environment, while awaiting the launch of Clio III, Renault's share fell to 26.8% from 28% in first-half 2004, although sales rose 1.1%.

Renault was also the number-one brand in **Spain** (12.5%), **Portugal** (14.2%) and **Belgium** (11%) and ranked number-two in the **Netherlands** (9%). In the **UK**, in a tight market down 5.8%, Renault's market share rose one-tenth of a point to 7.5% from 7.4% in first-half 2004. This was due to the good sales performance of the Mégane range, particularly the Scénic and coupé-cabriolet versions.

In **Germany,** Renault confirmed its position as the leading imported brand with 5.2% of the market, after a significant loss of market share in 2004 owing to a more selective commercial policy.

In **Italy,** Renault's share declined to 6.7% from 6.8% in first-half 2004 in a market that contracted by a sharp 5.6% as a result of a truckers' strike in May. In this tough market, Renault nevertheless gained six-tenths of a point on the small-car segment thanks to Modus.

Renault passenger-car sales in **Western Europe** declined 1.9% to 796,000 units in first-half 2005, versus 811,000 units in first-half 2004.

Renault turned in a mixed performance in terms of **models**, but led the B segment with Clio and Modus, the C segment with Mégane and the MPV segment with Espace.

- *On the A segment (small city cars)*, after 12 years on the market and despite not having a diesel version, **Twingo** again had significant market share of 8.5%. It ranked third on the segment in Western Europe and was segment leader in France.

- Renault has achieved its aim of growing its share of the *B segment (small cars)*, with two models – Modus and Clio – to 12.3%, from 9.9% in first-half 2004.

- **Modus**, launched in September 2004, was the top-selling mini-MPV in Western Europe, taking 4.8% of the B segment in first-half 2005. Modus has already sold some 170,000 units worldwide, of which 108,000 since the beginning of 2005.

- **Clio** came in third on its segment with more than 160,000 registrations and a 7.5% share. Pending replacement in second-half 2005, this strong performance confirmed Clio's appeal.

  Continuing to renew and expand its range in the B segment, Renault unveiled **Clio III** to the media in June. The third generation of a leading model on its segment, Clio III shares the Renault-Nissan Alliance's B platform with Modus and Micra, and was the eighth Renault vehicle to receive five stars in Euro NCAP crash tests – the maximum score. For this third-generation vehicle, Renault has deployed a new production strategy centred on the Flins site, backed up in 2006 by Bursa (Turkey), and Dieppe, for the Renault Sport version. Clio III will be launched in September in the main countries of Western Europe, then gradually in the rest of the world. To complement the new model at the lower-price end of the B segment, Clio II will remain in the Renault range.

With the three models Twingo, Clio and Modus, Renault was number-one in the small-car segment in first-half 2005.

- **Kangoo car**, number-two *in the passenger-carrying van segment*, saw its market share fall to 16.4% in first-half 2005 from 20.4% in first-half 2004.

- **Mégane II**, which is almost three years old, was the biggest-selling vehicle across all classes in Europe, taking 4.6% of the European passenger-car market in first-half 2005. Mégane was out in front on the *C segment*, with a 13.4% share (15% in first-half 2004) and was market leader in France, Spain, Belgium, the Netherlands and Portugal.

Since its launch in third-quarter 2002, 1.6 million Mégane II have been sold in Western Europe. This achievement is the result of Renault's diversification strategy, which seeks to meet specific customer needs by offering seven models on the segment.

Two models saw significant growth in first-half 2005:

- **Mégane estate**, number-four estate car in Western Europe (15.3% market share, versus 13.4% in first-half 2004). 75% have diesel engines.
- **Mégane coupé-cabriolet,** number-one in the cabriolet C sub-segment in Western Europe, with 30.3% market share (up from 19% in first-half 2004).

The other Mégane models also put in honourable performances:

- **Mégane saloon**, number-one in its class in Europe;
- **Scénic**, the unchallenged leader in compact MPVs (with a **5-seater** and a **7-seater** version), was close to 10 points ahead of its closest rival with market share of 22.8% (23.2% in first-half 2004).

MÉGANE - REGISTRATIONS IN WESTERN EUROPE BY BODY TYPE

RENAULT - PASSENGER CARS	H1 2005		H1 2004	
	units	% of C sub-segment	units	% of C sub-segment
Mégane hatchback	91,953	6.4%	116,675	9.2%
Scénic 5-seater and 7-seater	177,937	22.8%	177,237	23.2%
Mégane coupé-cabriolet	24,464	30.3%	17,775	19.0%
Mégane saloon	18,655	20.6%	28,014	26.3%
Mégane estate	48,430	15.3%	43,387	13.4%
Total	361,571	13.4%	383,187	15.0%

- On the *D segment (upper midrange)*, which contracted another 2.8% in first-half 2005, a new version of **Laguna** was launched in March 2005, with new equipment. More than 60,000 Lagunas were sold in first-half 2005, but Laguna's share of the D segment was lower than a year earlier (4.7% versus 5.8% in first-half 2004).
- **Vel Satis** benefited from the new version launched in April 2005 and gained two-tenths of a point in first-half 2005, taking 1.3% of the *top-end E1 segment*, which shrank 11.1% overall.
- **Espace** consolidated its number-one position on the *large MPV segment*, with a share of 20.4% in first-half 2005 (down 1.5 points). Espace led the segment in France, the Netherlands, Belgium and Switzerland, and confirmed its high-end position with six-cylinder petrol and diesel engines and high-specification equipment. More than 30,000 units were sold in first-half 2005, some 12,000 units more than its nearest rival.

➔ On the **light commercial vehicle** market, which grew by 6.5%, Renault was number-one in Western Europe, with market share of 15% (stable on first-half 2004). Renault made significant gains in **France** (up half a point with 34.5% market share) and **Germany** (up half a point to 8.5%, after the strong 2.6-point decline between 2003 and 2004) and was stable in the **UK** with 7.1% market share. Renault's market share fell in **Spain** (by 1.1 points to 12.4%) and the **Netherlands** (by one-tenth of a point to 11.8%).

Renault's sales rose 6.3% to 161,000 vehicles, powered by the outstanding performance of **Trafic** and **Master**:

- Renault's share of the *panel van segment* in Western Europe rose 1.6 points to 13.8%. Sales of **Trafic** surged 20.6% and sales of **Master** 20.8% in first-half 2005.
- On the *car-derived van segment*, **Mégane** dipped by a slight one-tenth of a point to 6.8% of its segment, whereas the **Clio van** still led its segment with a 16.8% share of the market, versus 18.1% in first-half 2004.
- On the *small van segment*, **Kangoo Express** was still the European leader, with a 20.7% share of the segment (down 1.9 points compared with first-half 2004) and came second in the cross-category rankings of LCVs in Europe.

Outside Western Europe

Sales of Renault-badged **passenger cars and LCVs** grew in all areas except Turkey and Central Europe, where the automobile market contracted sharply, and Brazil. Despite these significant declines, Renault-brand sales in the rest of the world grew 1.3% in first-half 2005 to 250,000 units.

SALES OUTSIDE WESTERN EUROPE

RENAULT - PASSENGER CARS AND LCVS	H1 2005	H1 2004	% change
Central Europe	44,547	58,645	(24.0)
Eastern Europe[1] and Russia	24,486	14,950	63.8
Turkey	45,812	54,965	(16.7)
Africa and the Middle East	47,835	41,109	16.4
Latin America	80,314	70,466	14.0
Asia-Pacific and the Indian subcontinent	7,218	6,887	4.8
Total excl. Western Europe	250,212	247,022	1.3

- In **Central Europe**[2], the automobile market has been contracting since May 2004 and declined a further 11.1% in first-half 2005 in relation to the same period in 2004. The first few months of 2004 had been boosted by expectations of price rises after countries joined the European Union. Since then, the new vehicle market has also had to face stiff competition from the large influx of used vehicles. Most Central European countries are concerned by this trend, particularly the two largest markets: Poland (down 30.6%) and Hungary (down 9.4%). In this environment, Renault maintained its rank as number-two brand, but recorded a 1.5-point decline in its share of the passenger car and LCV market, which fell to 8.9%. Renault's sales dropped by 24%. However, the Group benefited from the highly successful launch of Logan, marketed under the Dacia brand (see page 8), in Hungary, the Czech Republic and Serbia-Montenegro.
- In **Eastern Europe** and **Russia**, Renault's sales surged by a further 63.8%.
  - In **Russia**, sales rose 43.8%, boosted by 15.1% growth of the market and the popular Mégane and Clio Symbol (a saloon version). More than 10,500 vehicles were registered in first-half 2005. This trend is expected to continue in second-half 2005 with the launch of Logan, assembled in the Avtoframos plant in Moscow and due to be released in September under the Renault brand.
  - In **Romania**, Renault's impressive 115% growth illustrates the powerful knock-on effect of Logan, marketed by Dacia, on the entire Renault range.
- In **Turkey**, the automobile market declined 12.7% in first-half 2005 after a record year in 2004 (690,000 units). The downtrend levelled off in mid-year and the market picked up by 3.8% in June, a sign of the robust Turkish economy. In this environment, Renault's sales fell back 16.7% (down 32.3% in the first quarter and 5.1% in the second quarter), but Renault continued to lead the passenger-car market, with market share of 17.3%, taking first place on both the B segment (where it held 18.8%) with Thalia, Clio and Modus, and on the C segment with Mégane (20.4% of the segment). Mégane and Thalia were respectively No. 1 and No. 2 in total industry volume (TIV) rankings.
- In **Africa** and the **Middle East**, Renault's sales expanded by 16.4% to almost 48,000 units.
  - **South Africa** has become Renault's biggest market on the continent, with almost 10,000 vehicles sold, a 42.4% increase compared with first-half 2004. By taking 5.4% of the passenger car market (up six-tenths of a point on first-half 2004), Renault was the number-one imported brand.
  - Sales surged 69.9% in **Tunisia** and increased more than fourfold in **Egypt**.
  - In **Morocco**, Renault led the market with a share of 19.6%. In first-half 2005, sales rose 18.9% to more than 6,000 vehicles. In April 2005 Renault increased its stake in SOMACA to 54% and invested €30 million in the Casablanca plant, which assembles Logan from CKD kits delivered mainly from Romania.
- Renault also grew sales in **Latin America**, specifically:
  - in **Mexico**, in an automobile market that grew by 4.3%, Renault's share remained stable at 2.3% and sales totalled 12,000 units, a 5.9% increase.
  - in **Colombia**, Renault broke the barrier of 10,000 vehicles sold in the first half (+22.1%) in a market that grew by a strong 28.4%.
  - in **Argentina**, the automobile market expanded by a strong 46.3%, after almost doubling in 2004. In this buoyant environment, on the back of Clio (up one-tenth of a point), a highly promising start for Mégane II (up four-tenths of a point) and a fine performance from Kangoo (up one-tenth of a point) Renault improved its market share by eight-tenths of a point to 9.8%, versus 9% in first-half 2004, with total sales of 19,000 units, a 58.7% increase.
  - Conversely, Renault sales in **Brazil** came to 23,400 units, a 9.8% decline on first-half 2004. Flex Fuel engines were a key factor in the automobile market's 11.3% expansion and accounted for 51.9% of the Brazilian market through 25 models. By not offering a suitable product line, Renault did not take advantage of this rise and market share fell seven-tenths of a point to 3.1%.

(1) Eastern Europe comprises Romania, Bulgaria, Moldavia and the former CIS. Renault sales are significant in Romania, Russia, Ukraine, Bulgaria and Belarus.

(2) Central Europe comprises Poland, the Czech Republic, Hungary, Slovenia, Croatia, Slovakia, the Baltic states, Macedonia, Bosnia and Serbia-Montenegro.

Top 10 markets outside Western and Central Europe

Renault – Passenger cars and LCVs	H1 2005	H1 2004	% change
Turkey	45,812	54,965	(16.7)
Brazil	23,441	25,981	(9.8)
Argentina	19,218	12,110	58.7
Mexico	12,099	11,427	5.9
Romania	11,211	5,225	114.6
Colombia	10,539	8,634	22.1
Russia	10,514	7,311	43.8
South Africa and Namibia	9,811	6,889	42.4
Algeria	9,106	10,595	(14.1)
Morocco	6,182	5,201	18.9
Total top 10 markets outside Western and Central Europe	**157,933**	**148,338**	**6.5**

1.1.3. Dacia brand

In first-half 2005, Dacia sales of passenger cars and LCVs expanded by a hefty 90.7%, which was almost 80,000 units. This can be attributed to the success of **Logan**, released in September in Romania and since then in many other countries.

In **Romania**, Dacia increased vehicle sales by 86.3% to almost 63,000 units, bringing its market share to 49.6% (43.6% in first-half 2004).

This rise was due to the popularity of **Logan**, which held 43.3% of the Romanian passenger-car market.

The vehicle has been a major success with 85,000 vehicles sold since the launch on the domestic market and export markets, which account for more than 20% of sales.

Logan's rollout continued in 2005 in various countries. After Central Europe and Turkey, Logan was launched in Eastern Europe, Algeria, the Middle East and, since June 2005 in three Western European countries (France, Germany and Spain). At end-June Logan was being sold in more than 20 countries. The target is to reach around 30 countries in 2005, including eight in Western Europe, and in Russia in September under the Renault brand.

International rollout of Logan

Marque Dacia	H1 2005	H2 2004	Total since launch (Sept. 2004)
Romania	47,127	20,274	67,401
Turkey	3,602	477	4,079
Central Europe	8,798	2,074	10,872
Eastern Europe	98	0	98
Western Europe *(France, Germany, Spain)*	1,238	6	1,244
Africa and the Middle East	1,102	211	1,313
Total Logan under the Dacia brand	**61,965**	**23,042**	**85,007**

In addition to the Pitesti plant in Romania, manufacturing of Logan was extended to two new sites in first-half 2005: the Avtoframos plant in Moscow (Russia) and the SOMACA plant in Casablanca (Morocco). Logan will also be manufactured in Colombia in second-half 2005, followed by Iran in 2006 and India in 2007, where Renault signed an agreement with a major local automaker (Mahindra & Mahindra) in March 2005, and later in Brazil.

The international rollout of Logan will be accompanied by an expansion of the Logan range with, to complement the saloon, a five- and seven-seater estate, a small van, a pickup and a hatchback.

1.1.4. Renault Samsung brand

After declining continuously since second-half 2003, the **Korean passenger car** market stabilized in first-half 2005, dipping only 0.8%. Demand varied between segments, with increases of around 20% in segments where Renault Samsung Motors operates, at the expense of SUVs, which recorded similar declines.

In November 2004, Renault Samsung Motors launched a new high-end saloon, **SM7**, followed by a new version of **SM5** in early 2005. By enhancing and renewing the range, Renault Samsung Motors increased its market share by 3.9 points to 13%, versus 9.1% in first-half 2004. In a stable domestic market, total sales (including exports) grew 43.9%.

In second-half 2005, SM3, the third model in the Renault Samsung range, will be restyled, completing the overhaul of the range in 2005.

1.2. SALES FINANCING

1.2.1. - Proportion of new vehicle registrations financed

In first-half 2005, RCI Banque continued to finance a large share of Renault and Nissan registrations in **Western Europe** (33.3% versus 34.8% in first-half 2004). It lost a greater share on the Nissan brand (28.9% versus 34.6% in first-half 2004) than the Renault brand (down six-tenths of a point to 34.2% from 34.8% in first-half 2004).

Outside Western Europe[1], RCI Banque continued to expand to support the international development of Renault's Automobile Division, namely:

- in Poland, the Czech Republic and Hungary, where it financed 35.2% of Renault and Dacia registrations combined.
- in Romania, where it gained 2.3 points to 29.5%.

1.2.2. - RCI Banque's new financing contracts and average loans outstanding

RCI Banque recorded €5.34 billion in new financing contracts excluding "card" business in first-half 2005 (compared with €5.48 billion in first-half 2004, a decline of 2.7%), with 555,223 new contracts excluding "card" business in first-half 2005 (versus 556,675 contracts in first-half 2004).

This slight drop was due to the fall in RCI Banque's share of registrations financed.

In first-half 2005, RCI Banque's average loans outstanding grew 5.6% to €22.5 billion (on a consistent basis).

(1) Hungary, Poland, the Czech Republic, Romania, Argentina and Brazil.

1.3. SALES AND PRODUCTION STATISTICS

TOTAL INDUSTRY VOLUME – REGISTRATIONS (UNITS)

Main Renault markets	H1 2005	H1 2004	% change
PASSENGER CARS			
France	1,127,743	1,067,807	5.6
Germany	1,696,806	1,656,116	2.5
United Kingdom	1,296,485	1,376,565	(5.8)
Italy	1,219,287	1,291,383	(5.6)
Spain + Canary Islands	809,926	789,519	2.6
Belgium/Luxembourg	314,929	321,742	(2.1)
Netherlands	273,853	285,204	(4.0)
Western Europe	**7,805,679**	**7,836,358**	**(0.4)**
Poland	128,570	192,730	(33.3)
Central Europe	**438,115**	**505,071**	**(13.3)**
Argentina	162,050	109,630	47.8
Brazil	665,909	600,551	10.9
Turkey	186,289	235,672	(21.0)
LIGHT COMMERCIAL VEHICLES			
France	226,125	214,964	5.2
Germany	102,147	98,535	3.7
United Kingdom	172,453	167,647	2.9
Italy	112,081	117,539	(4.6)
Spain + Canary Islands	198,831	167,766	18.5
Belgium/Luxembourg	39,371	35,407	11.2
Netherlands	49,474	49,432	0.1
Western Europe	**1,072,708**	**1,007,576**	**6.5**
Poland	17,281	17,311	(0.2)
Central Europe	**60,513**	**55,885**	**8.3**
Argentina	34,543	24,721	39.7
Brazil	88,191	77,194	14.2
Turkey	118,252	113,050	4.6
PASSENGER CARS AND LIGHT COMMERCIAL VEHICLES			
France	1,353,868	1,282,771	5.5
Germany	1,798,953	1,754,651	2.5
United Kingdom	1,468,938	1,544,212	(4.9)
Italy	1,331,368	1,408,922	(5.5)
Spain + Canary Islands	1,008,757	957,285	5.4
Belgium/Luxembourg	354,300	357,149	(0.8)
Netherlands	323,327	334,636	(3.4)
Western Europe	**8,878,387**	**8,843,934**	**0.4**
Poland	145,851	210,041	(30.6)
Central Europe (*)	**498,628**	**560,956**	**(11.1)**
Argentina	196,593	134,351	46.3
Brazil (*)	754,100	677,745	11.3
Turkey (*)	304,541	348,722	(12.7)

(*) Preliminary figures based on data supplied by official bodies or manufacturers.

Main Dacia and Renault Samsung markets			
Romania – Dacia (passenger cars and LCVs)	126,422	77,308	63.5
South Korea – Renault Samsung (passenger cars)	430,595	434,163	(0.8)

Renault Group - Registrations (units) and market share (as a %)(*)

Renault - Sales performance on main markets	H1 2005 units	H1 2005 as a %	H1 2004 units	H1 2004 as a %
Passenger cars				
France	301,937	26.8	298,646	28.0
Germany	88,717	5.2	86,002	5.2
United Kingdom	97,261	7.5	102,049	7.4
Italy	82,141	6.7	88,237	6.8
Spain + Canary Islands	101,557	12.5	100,323	12.7
Belgium/Luxembourg	34,633	11.0	39,552	12.3
Netherlands	24,729	9.0	27,923	9.8
Western Europe	**796,222**	**10.2**	**811,358**	**10.4**
Poland	9,958	7.7	18,808	9.8
Central Europe	**37,882**	**8.6**	**51,840**	**10.3**
Argentina	16,055	9.9	10,322	9.4
Brazil	22,037	3.3	24,506	4.1
Turkey	32,284	17.3	42,245	17.9
Light commercial vehicles				
France	77,907	34.5	73,140	34.0
Germany	8,648	8.5	7,836	8.0
United Kingdom	12,180	7.1	11,780	7.0
Italy	10,733	9.6	11,281	9.6
Spain + Canary Islands	24,561	12.4	22,668	13.5
Belgium/Luxembourg	6,045	15.4	5,346	15.1
Netherlands	5,837	11.8	5,894	11.9
Western Europe	**161,262**	**15.0**	**151,671**	**15.1**
Poland	1,780	10.3	1,789	10.3
Central Europe	**6,665**	**11.0**	**6,805**	**12.2**
Argentina	3,163	9.2	1,788	7.2
Brazil	1,404	1.6	1,475	1.9
Turkey	13,528	11.4	12,720	11.3
Passenger cars and light commercial vehicles				
France	379,844	28.1	371,786	29.0
Germany	97,365	5.4	93,838	5.3
United Kingdom	109,441	7.5	113,829	7.4
Italy	92,874	7.0	99,518	7.1
Spain + Canary Islands	126,118	12.5	122,991	12.8
Belgium/Luxembourg	40,678	11.5	44,898	12.6
Netherlands	30,566	9.5	33,817	10.1
Western Europe	**957,484**	**10.8**	**963,029**	**10.9**
Poland	11,738	8.0	20,597	9.8
Central Europe	**44,547**	**8.9**	**58,645**	**10.5**
Argentina	19,218	9.8	12,110	9.0
Brazil	23,441	3.1	25,981	3.8
Turkey	45,812	15.0	54,965	15.8

(*) Preliminary figures based on data supplied by official bodies or manufacturers.

Dacia and Renault Samsung - Sales performance on main markets				
Romania – Dacia (passenger cars and LCVs)	62,763	49.6	33,695	43.6
South Korea – Renault Samsung (passenger cars)	55,881	13.0	39,321	9.1

RENAULT – REGISTRATIONS IN WESTERN EUROPE BY MODEL

PASSENGER CARS AND LIGHT COMMERCIAL VEHICLES	H1 2005 [1]	H1 2004 [1]
Twingo	40,481	48,658
Clio / Clio III	183,375	244,165
Modus	102,701	124
Thalia	19	521
Mégane / Mégane II	370,660	392,571
Laguna	60,761	77,438
Vel Satis	4,548	4,526
Espace / Espace IV	30,581	38,773
Kangoo	83,959	90,212
Trafic / Trafic II	39,210	31,835
Master / Master II	35,579	29,438
Mascott [2] / Master RWD	5,141	4,587
Others *(Messenger, Avantime, etc.)*	469	181
Registrations in Western Europe	**957,484**	**963,029**

(1) Preliminary figures.

(2) Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.

RENAULT – SALES PERFORMANCE IN WESTERN EUROPE BY MODEL

Renault market share (as a %)	H1 2005	H1 2004	Change 05/04
PASSENGER CARS			
Twingo	0.5	0.6	(0.1)
Clio	2.1	2.8	(0.7)
Modus	1.3	0.0	1.3
Kangoo	0.3	0.4	(0.1)
Mégane / Mégane II	4.6	4.9	(0.3)
Laguna	0.8	1.0	(0.2)
Vel Satis / Avantime	0.1	0.1	0.0
Espace / Espace IV	0.4	0.5	(0.1)
Trafic / Trafic II / Master / Master II	0.1	0.1	0.0
Total passenger cars	10.2	10.4	(0.2)
LIGHT COMMERCIAL VEHICLES			
Car-derived vans:			
Twingo	0.1	0.1	0.0
Clio	2.1	2.5	(0.4)
Modus	0.1	0.0	0.1
Mégane / Mégane II	0.8	0.9	(0.1)
Small vans:			
Kangoo	5.1	5.5	(0.4)
Vans:			
Trafic / Trafic II	3.0	2.7	0.3
Master / Master II	3.2	2.8	0.4
Mascott / Master RWD	0.5	0.5	0.0
Others: Messenger, Laguna, Espace, Express	0.1	0.1	0.0
Total light commercial vehicles	15.0	15.1	0.1
Total passenger cars and light commercial vehicles	10.8	10.9	(0.1)

RENAULT – SALES PERFORMANCE IN WESTERN EUROPE OF MODELS BY SEGMENT

(as a %)	Segment	TIV Change H1 2005/ H1 2004 as a %	Renault market share			Rank
			H1 2005	H1 2004	Change 05/04	H1 2005
PASSENGER CARS						
Twingo	A	(6.8)	8.5	9.5	(1.0)	3
Clio	B	(3.9)	7.5	9.9	(2.4)	3
Modus	B	(3.9)	4.8	0.0	4.8	9
Kangoo	Passenger-carrying vans	4.3	16.4	20.4	(4.0)	2
Mégane / Mégane II	C	5.6	13.4	15.0	(1.6)	1
Laguna	D	(2.8)	4.7	5.8	(1.1)	10
Vel Satis / Avantime	E1	(11.1)	1.3	1.1	0.2	15
Espace / Espace IV	MPV	(15.4)	20.4	21.9	(1.5)	1
Trafic / Trafic II / Master / Master II	Passenger-carrying vans	4.3	4.3	3.3	1.0	8
LIGHT COMMERCIAL VEHICLES						
Car-derived vans:						
Twingo		(2.2)	0.4	0.5	(0.1)	30
Clio		(2.2)	16.8	18.1	(1.3)	1
Modus		(2.2)	0.6	0.0	0.6	26
Mégane / Mégane II		(2.2)	6.8	6.9	(0.1)	3
Small vans:						
Kangoo		8.4	20.7	22.6	(1.9)	1
Vans:						
Trafic/Trafic II		6.4	6.2	5.5	0.7	7
Master /Master II		6.4	6.6	5.8	0.8	6
Mascott / Master RWD		6.4	1.0	0.9	0.1	20

RENAULT GROUP – WORLDWIDE PRODUCTION BY MODEL AND BY BRAND[1]

	H1 2005	H1 2004
RENAULT PRODUCTION		
Twingo	46,676	53,713
Clio	281,616	338,874
Clio III	6,299	-
Modus	102,160	2,511
Logan	1,618	-
Kangoo	65,961	71,531
Mégane	12,576	15,057
Mégane II	443,189	453,980
Laguna II	66,830	89,757
Espace / Espace IV	31,724	40,728
Vel Satis	5,019	4,819
Total passenger cars	1,063,668	1,070,970
Kangoo Express	67,712	63,411
Twingo Van	496	568
Clio Van	23,552	26,038
Modus Van	916	-
Mégane II Van	5,126	4,293
Trafic 2[2]	-	-
Master 2	57,841	47,428
Mascott	7,861	6,736
Total light commercial vehicles	163,504	148,474
Total Renault production	**1,227,172**	**1,219,444**
DACIA PRODUCTION		
1300	-	7,183
Solenza	5,694	24,684
Logan	70,479	292
Total passenger cars	76,173	32,159
Pick-Up 1300	11,080	11,518
Total light commercial vehicles	11,080	11,518
Total Dacia production	**87,253**	**43,677**
RENAULT SAMSUNG PRODUCTION		
SM3 (passenger car)	12,927	8,025
SM5 (passenger car)	28,701	30,080
SM7 (passenger car)	15,274	-
Total Renault Samsung production	**56,902**	**38,105**
WORDLWIDE GROUP PRODUCTION	**1,371,327**	**1,301,226**

(1) Production data taken from:
- vehicle deliveries to sales entities for first-half 2004 data;
- vehicles leaving the production line for first-half 2005 data.

(2) Trafic production at the General Motors Europe plant in Luton, United Kingdom and the Nissan plant in Barcelona, Spain was not recorded as Renault production.

2.1. Comments on financial results

The consolidated financial statements at June 30, 2005 are presented under IFRS. The 2004 financial statements have been restated to these standards.

OVERVIEW

- *Consolidated revenues for the period were €21,324 million, up 3.8% on first-half 2004 on a consistent basis.*
- *Operating margin was €943 million, or 4.4% of revenues, compared with 5.4% in first-half 2004.*
- *Other Group operating income and expenses showed income of €264 million, compared with an expense of €50 million in first-half 2004.*
- *Nissan Motor contributed €1,361 million to Renault's income in first-half 2005 (including a non-recurring €450 million) compared with €894 million in first-half 2004. AB Volvo contributed €167 million compared with €115 million in first-half 2004.*
- *Net income for the period was €2,211 million compared with €1,453 million in first-half 2004.*
- *The Automobile Division generated free cash flow[1] of €959 million (compared with €1,134 million in first-half 2004). Accordingly, the Division's net financial debt was down €780 million relative to December 31, 2004 and stood at €787 million, taking into account the change of method and definition.*

2.1.1. Consolidated income statements

Measured on a consistent basis, **revenues** rose 3.8% to €21,324 million in first-half 2005.

The **Sales Financing Division** contributed €950 million to that figure, a slight 1.6% decline. The difference is mainly attributable to a fall in the average interest rate on the loan portfolio, which was not entirely offset by the continual rise in average loans outstanding (+ 5.6% on a consistent basis).

Divisional contributions to Group revenues

€ million	2005 reported			2004 *2005 scope*			Change 2005 / 2004			2004
	Q1	Q2	H1	Q1	Q2	H1	Q1	Q2	H1	H1
Automobile	9,381	10,993	20,374	9,462	10,123	19,585	(0.9 %)	8.6 %	4.0 %	19,534
Sales Financing	459	491	950	461	504	965	(0.4 %)	(2.6 %)	(1.6 %)	960
Total	9,840	11,484	21,324	9,923	10,627	20,550	(0.8 %)	8.1 %	3.8 %	20,494

The **Automobile Division**'s contribution to Group revenues rose 4% on a consistent basis to €20,374 million, even though sales in Europe were down and the split was less favourable. The reasons for this increase are:

- international sales growth, combined with a rise in prices and a better mix, due principally to the success of two new Samsung models, the SM5 and SM7, and to the growing percentage of Logan sales in the overall sales of Dacia
- slightly positive currency movements, mainly in Korea and Mercosur
- an increase in sales of light commercial vehicles to General Motors and Nissan, and sales of engines and gearboxes to Nissan
- stronger activity in the dealership network and an increase in spare-part sales, reflecting the successful adjustment of the spare-part policy in the light of new European regulations.

Group operating margin in first-half 2005 was €943 million, 4.4% of revenues, compared with 5.4% in first-half 2004.

(1) Free cash flow = Cash flow from operations - net capital expenditure (Automotive Division).

Divisional contributions to Group operating margin

€ million	H1 2005	H1 2004	Change	FY 2004
Automobile	677	884	(23.4%)	1,654
% of revenues	*3.3%*	*4.5%*	-	*4.3%*
Sales Financing	266	222	19.8%	461
% of revenues	*28.0%*	*23.1%*	-	*24.7%*
Total	943	1,106	(14.7%)	2,115
% of revenues	*4.4%*	*5.4%*	-	*5.2%*

The **Sales Financing Division** contributed €266 million, or 28% of its revenues, to Group operating margin, compared with €222 million in first-half 2004. This was achieved against the backdrop of an increase in average loans outstanding and a reduction in distribution costs and operating expenses.

The **Automobile Division** reported operating margin of €677 million, or 3.3% of revenues, compared with €884 million (4.5% of revenues) in first-half 2004.

This is attributable to:

➔ a smaller contribution from Europe [1]:

- the product and price mix deteriorated amid intense competition in European markets and stricter EU regulations on environmental protection
- raw materials costs increased
- the number of vehicles sold declined slightly
- these factors were partially offset by further reductions in purchasing costs (excluding raw materials) and a firm grip on warranty costs

➔ a higher contribution from international business:

- Renault Samsung Motors improved its profitability
- Dacia returned to breakeven after a period of restructuring and investment in production facilities

despite:

- weaker earnings in Turkey
- expenses committed to the launch of Logan in Russia.

Research and development expenses reached €1,160 million in first-half 2005, an increase of €139 million compared with first-half 2004, owing to international expansion and measures to prepare engines for increasingly stringent emission standards. R&D expenses are thus equivalent to 5.7% of Automobile Division revenues, compared with 5.2% in first-half 2004.

Capitalised development expenses accounted for 36.3% of the total, or €421 million. Amortisation amounted to €320 million.

In sum, R&D expenses included in profit and loss amounted to €1,059 million, compared with €898 million in first-half 2004.

Automobile Division research and development expenses

€ million	H1 2005	H1 2004	FY 2004
R&D expenses	1,160	1,021	1,961
% of revenues	*5.7%*	*5.2%*	*5.1%*
Capitalised development expenses	(421)	(353)	(749)
% of R&D expenses	*36.3%*	*34.6%*	*38.2%*
Amortisation	320	230	464
R&D as stated in P & L	**1,059**	**898**	**1,676**
% of revenues	***5.2%***	***4.6%***	***4.4%***

Other operating income and expenses showed income of €264 million compared with an expense of €50 million in first-half 2004. This is attributable principally to:

- capital gains on fixed-asset disposals, including €160 million on land in Madrid
- a capital gain of €150 million from the sale of Renault's 17.88% stake in Nissan Diesel Motor Co. Ltd
- €44 million in restructuring expenses.

(1) Comprising Western Europe (18 countries) and Central Europe.

After accounting for other operating income and expenses, the **Group's operating income** for the period was €1,207 million compared with €1,056 million in first-half 2004.

The net balance on the financing account showed an expense of €186 million compared with an expense of €221 million in first-half 2004.

- The result includes the impact of fair-value measurement of redeemable shares pursuant to IAS 39, amounting to €174 million in first-half 2005 compared with an impact of €89 million in first-half 2004. First-half 2004 also included the €121 million impact of repurchasing 60% of the redeemable shares.
- Debt service came to €40 million, down €18 million on first-half 2004. The Group benefited from a steady reduction in net debt and the low cost of gross debt, which is partially yen-denominated.

Renault's share in the **net income of companies accounted for by the equity method** amounted to €1,536 million at June 30, 2005. This contribution was €58 million higher than in first-half 2004, not counting an exceptional gain of €450 million after Nissan finalized the partial transfer of pension liabilities to the Japanese government.

- Renault continued to benefit from the performance of **Nissan** (€911 million excluding exceptional gains compared with €894 million in first-half 2004), which reported a 10% operating margin for fiscal year 2004.
- The equity-accounted contribution of **Volvo** (which acquired treasury shares in first-half 2005, taking the level of Renault's investment to 21.84%) to Renault's results was a positive €167 million, compared with €115 million in first-half 2004.
- **Other equity-accounted companies**, especially Maïs in Turkey, contributed €8 million to Renault's earnings in first-half 2005, compared with €19 million in first-half 2004.

In first-half 2005, **current and deferred taxes** amounted to a net charge of €346 million, compared with a net charge of €410 million in first-half 2004. The effective tax rate (prior to the impact of equity-accounted companies) was 33.9%, compared with 49.1% in first-half 2004 and 36.4% for full-year 2004.

Net income for first-half 2005 was €2,211 million, compared with €1,453 million in first-half 2004. After eliminating Renault shares held by Nissan and treasury shares, earnings per share came out at €8.52, compared with €5.53 in first-half 2004.

2.1.2. Automotive debt

The **net financial indebtedness** of the Automobile Division at December 31, 2004 was €541 million under the former definition. With the transition to new accounting standards, automotive debt was redefined at €1,567 million, having regard to the following impacts:

- €509 million from the application of IAS 32 to treasury shares
- €318 million from the application of IAS 39 to redeemable shares
- €(116) million from the application of IAS 39 to other financial instruments, including the positive impact of the measurement of yen-denominated hedge swaps
- €315 million from the decision to discontinue the practice of deducting loans to non-consolidated companies from the debt.

In first-half 2005, the net financial indebtedness of the Automobile Division contracted by €780 million to €787 million. The reduction in debt has been hampered by the €102 million impact of IAS 39 (including €174 million for redeemable shares) and €198 million attributable to exchange rate movements and consolidation differences.

Discounting these impacts, net financial indebtedness was reduced by €1,080 million as a result of Renault's operating activities:

- **cash flow** was down €116 million on first-half 2004 to €2,364 million, including €314 million in dividends from equity-accounted companies (compared with €375 million in first-half 2004), including:
  - €182 million from Nissan
  - €120 million from AB Volvo
- **the working capital surplus** at June 30, 2005 had risen by €590 million, boosted by a large rise in trade payables as a result of seasonal sales patterns.

Operating activities largely financed **capital expenditures net of disposals** which amounted to €1,405 million (compared with €1,346 million at June 30, 2004). Consequently, the Automobile Division generated **free cash flow**[1] of €959 million (before changes in working capital surplus).

The **dividend payout** in first-half 2005 was €554 million (compared with €418 million in first-half 2004), including €494 million paid by Renault SA.

2.1.3. Investments and future-related expenditures

Capital expenditures (net of disposals and capitalised development costs) by the **Automobile Division** in first-half 2005 amounted to €984 million, almost identical to the figure for first-half 2004 (€993 million) and were equivalent to 4.8% of divisional revenues, compared with 5.1% in first-half 2004.

(1) Free cash flow = Cash flow from operations – net capital expenditure (Automotive Division).

Capital expenditures – Renault group

€ million	H1 2005	H1 2004	H2 2004	FY 2004
Automobile	1,405	1,346	1,853	3,199
Sales Financing	45	88	29	117
Group Total	1,450	1,434	1,882	3,316
Acquisitions	1,987	1,732	2,191	3,923
Disposals	(537)	(298)	(309)	(607)
Group Total	1,450	1,434	1,882	3,316

Future-related expenditures – Automobile Division

€ million	H1 2005	H1 2004	H2 2004	FY 2004
Net investment	1,405	1,346	1,853	3,199
Capitalised development costs	421	353	396	749
Net investment excl. capitalised development costs (1)	**984**	**993**	**1,457**	**2,450**
% of revenues	*4.8%*	*5.1%*	*7.7%*	*6.4%*
R&D expenses (2)	1,160	1,021	940	1,961
% of revenues	*5.7%*	*5.2%*	*5.0%*	*5.1%*
Future-related expenditures (1)+(2)	2,144	2,014	2,397	4,411
% of revenues	*10.5%*	*10.3%*	*12.7%*	*11.5%*

In first-half 2005, **capital expenditures** were directed primarily at renewing product and powertrain ranges and upgrading industrial facilities.

- In Europe, range-renewal investments amounted to 56% of total outlays and were allocated to Clio III and the restyling of Laguna.
- International investments accounted for 20% of total gross investment and were earmarked mainly for the production of Clio III in Turkey and for upgrading Dacia's plant in Romania.

Non product-related investment was carried over from 2004 and was allocated mainly to projects focusing on quality, working conditions and environmental protection.

In addition to these outlays, the Automobile Division earmarked funds for its R&D projects. In all, **future-related expenditures** committed by the Group for its automobile business (equivalent to the sum of capital expenditures, R&D and other intangibles net of disposals) were equivalent to 10.5% of revenues.

2.1.4 - Change in shareholders' equity

In first-half 2005 **shareholders' equity** increased €2,262 million to reach €18,126 million at June 30, 2005 (compared with €15,864 million at December 31, 2004).

The main reasons for this increase are:

- recognition of net income for first-half 2005 (€2,211 million),
- Dividend payouts by:
  - Renault: €1.80 per share for 2004 (a negative €459 million, taking into account Renault's stake in Nissan and treasury shares),
  - Oyak Renault: €60 million,
- a €636 million increase in translation adjustments, reflecting mainly the indirect impact of the change in Nissan's shareholders' equity, net of yen hedging (€452 million),
- a €134 million decrease in the revaluation reserve for financial instruments (cash flow hedges and available-for-sale financial instruments),
- a reduction in the number of treasury shares (3.53% of Renault's share capital at June 30, 2005 compared with 3.82% at December 31, 2004), which increased shareholders' equity by €30 million.

At June 30, 2005, the net financial indebtedness of the Automobile Division was equivalent to 4.3% of shareholders' equity compared with 9.9% at December 31, 2004.

2.1.5 Off-balance sheet commitments

The Group did not enter into any significant new commitments during the period under review. The main off-balance sheet commitments are discussed in Note 30 in the notes to the consolidated financial statements which, to the knowledge of senior management, contain no material omissions.

2.2. CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

The comparative figures for 2004 are reported after adjustment for compliance with IFRS applicable at January 1, 2005 (see note 1).

2.2.1. Consolidated income statements

€ million	1st half 2005	1st half 2004 (1)	Year 2004 (1)
Sales of goods and services	20,582	19,597	38,552
Sales financing revenues (note 5)	742	897	1,740
Revenues (note 4)	**21,324**	**20,494**	**40,292**
Cost of goods and services sold	(16,401)	(15,638)	(30,961)
Cost of sales financing (note 5)	(456)	(510)	(990)
Research and development expenses (note 11)	(1,059)	(898)	(1,676)
Selling, general and administrative expenses	(2,465)	(2,342)	(4,550)
Operating margin	**943**	**1,106**	**2,115**
Other operating income and expenses (note 7)	264	(50)	(243)
Operating income	**1,207**	**1,056**	**1,872**
Net interest income (expense)	(43)	12	(22)
Interest income	*119*	*215*	*496*
Interest expenses	*(162)*	*(203)*	*(518)*
Other financial income and expenses, net (note 8)	(143)	(233)	(309)
Financial expense	**(186)**	**(221)**	**(331)**
Share in net income (loss) of companies accounted for by the equity method	**1,536**	**1,028**	**1,923**
Nissan (note 13)	*1,361*	*894*	*1,689*
Other companies accounted for by the equity method (note 14)	*175*	*134*	*234*
Pre-tax income	**2,557**	**1,863**	**3,464**
Current and deferred taxes (note 9)	(346)	(410)	(561)
Net income	**2,211**	**1,453**	**2,903**
Net income – minority interests' share	41	47	67
Net income – Renault share	2,170	1,406	2,836
Earnings per share(2) in € (note 10)	8.52	5.53	11.16
Diluted earnings per share(2) in € (note 10)	8.45	5.50	11.10
Number of shares outstanding (in thousands) (note 10)			
For calculation of earnings per share	254,838	254,034	254,168
For calculation of diluted earnings per share	256,919	255,692	255,435

(1) 2004 figures restated for compliance with IFRS.
(2) Net income – Renault share divided by number of shares stated.

2.2.2. Consolidated balance sheets

€ million	June 30, 2005	Dec. 31, 2004 [1]
ASSETS		
Non-current assets		
Intangible assets (note 11)	2,802	2,657
Property, plant and equipment (note 12)	11,682	11,597
Investments in companies accounted for by the equity method	11,541	9,713
Nissan (note 13)	*9,740*	*7,929*
Other companies accounted for by the equity method (note 14)	*1,801*	*1,784*
Non-current financial assets (note 15)	944	1,043
Deferred tax assets	475	565
Other non-current assets	66	56
Total non-current assets	27,510	25,631
Current assets		
Inventories (note 16)	6,156	5,142
Sales financing receivables (note 17)	20,901	19,807
Automobile receivables (note 18)	2,347	1,878
Current financial assets (note 19)	2,578	2,074
Other current assets (note 20)	2,143	1,722
Cash and cash equivalents (note 21)	6,739	5,521
Total current assets	40,864	36,144
TOTAL ASSETS	68,374	61,775
SHAREHOLDERS' EQUITY AND LIABILITIES		
Share capital	1,086	1,086
Share premium	3,453	3,453
Treasury shares	(478)	(508)
Revaluation of financial instruments	(57)	77
Translation adjustment	399	(216)
Other reserves	11,141	8,752
Net income – Renault share	2,170	2,836
Shareholders' equity – Renault share	**17,714**	**15,480**
Shareholders' equity – minority interests' share	412	384
Shareholders' equity (note 23)	18,126	15,864
Non-current liabilities		
Deferred tax liabilities	446	454
Provisions for risks and expenses – long-term (notes 24 and 25)	2,236	2,166
Non-current financial liabilities (note 26)	5,881	5,404
Other non-current liabilities	500	426
Total non-current liabilities	9,063	8,450
Current liabilities		
Provisions for risks and expenses – short-term (notes 24 and 25)	945	910
Current financial liabilities of the Sales financing division (note 26)	22,253	20,629
Current financial liabilities of the Automobile division (note 26)	2,543	2,498
Trade payables	8,793	7,234
Other current liabilities (note 27)	6,651	6,190
Total current liabilities	41,185	37,461
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	68,374	61,775

(1) 2004 figures restated for compliance with IFRS.

2.2.3. Changes in consolidated shareholders' equity

€ million	Number of shares (thousands)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves and net income (Renault share)	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total share-holder's equity
Balance at January 1, 2004 (1)	284,937	1,086	3,453	(519)	(35)	-	9,098	13,083	395	13,478
Dividends	-	-	-	-	-	-	(357)	(357)	(35)	(392)
Change in translation adjustment	-	-	-	-	-	223	-	223	12	235
Cost of stock options	-	-	-	-	-	-	4	4	-	4
Change in treasury shares	-	-	-	5	-	-	-	5	-	5
Change in the financial instruments revaluation reserve	-	-	-	-	97	-	-	97	-	97
Impact on minority interests of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	(37)	(37)
Net income, 1st half-year 2004 (1)	-	-	-	-	-	-	1,406	1,406	47	1,453
Balance at June 30, 2004 (1)	284,937	1,086	3,453	(514)	62	223	10,151	14,461	382	14,843
Change in translation adjustment	-	-	-	-	-	(439)	-	(439)	(4)	(443)
Cost of stock options	-	-	-	-	-	-	7	7	-	7
Change in treasury shares	-	-	-	6	-	-	-	6	-	6
Change in the financial instruments revaluation reserve	-	-	-	-	15	-	-	15	-	15
Impact on minority interests of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	(14)	(14)
Net income, 2nd half-year 2004 (1)	-	-	-	-	-	-	1,430	1,430	20	1,450
Balance at Dec. 31, 2004 (1)	284,937	1,086	3,453	(508)	77	(216)	11,588	15,480	384	15,864
Dividends	-	-	-	-	-	-	(459)	(459)	(60)	(519)
Change in translation adjustment	-	-	-	-	-	615	-	615	21	636
Cost of stock options	-	-	-	-	-	-	12	12	-	12
Change in treasury shares	-	-	-	30	-	-	-	30	-	30
Change in the financial instruments revaluation reserve	-	-	-	-	(134)	-	-	(134)	-	(134)
Impact on minority interests of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	26	26
Net income, 1st half-year 2005	-	-	-	-	-	-	2,170	2,170	41	2,211
Balance at June 30, 2005	284,937	1,086	3,453	(478)	(57)	399	13,311	17,714	412	18,126

(1) 2004 figures restated for compliance with IFRS.

Details of changes in consolidated shareholders' equity in the first half-year of 2005 are given in note 23.



2.2.4. Consolidated statements of cash flows

€ million	1st half 2005	1st half 2004 (1)	Year 2004 (1)
Net income	2,211	1,453	2,903
Depreciation and amortisation	1,507	1,414	2,752
Net allocations to long-term provisions	72	101	220
Share in net income (loss) of companies accounted for by the equity method (net of dividends received)(2)	(1,222)	(653)	(1,371)
Repurchase of redeemable shares (3)	-	121	121
Other unrealised income and expenses (note 29-A)	95	245	407
Cash flow	**2,663**	**2,681**	**5,032**
Financing for final customers	(6,941)	(6,148)	(11,917)
Customer repayments	6,217	5,318	10,824
Net change in renewable dealer financing	(236)	26	(35)
(Increase) decrease in sales financing receivables	**(960)**	**(804)**	**(1,128)**
Net change in financial assets and liabilities of the Sales Financing division (note 29-B)	1,647	641	944
Decrease (increase) in working capital (note 29-B)	391	743	427
Cash flows from operating activities	**3,741**	**3,261**	**5,275**
Purchases of property, plant and equipment and intangibles (note 29-C)	(1,987)	(1,732)	(3,923)
Acquisitions of investments, net of cash acquired (note 23-D)	(26)	(64)	(127)
Disposals and other (note 29-C)	602	306	641
Cash flows from investing activities	**(1,411)**	**(1,490)**	**(3,409)**
Proceeds from shareholders	-	18	18
Dividends paid to parent company shareholders (note 23-D)	(494)	(383)	(383)
Dividends paid to minority shareholders	(60)	(35)	(35)
Cash flows with shareholders	**(554)**	**(400)**	**(400)**
Bond issuance (Automobile division)	-	224	407
Bond redemption (Automobile division) (note 26-C)	(76)	(290)	(290)
Net increase (decrease) in other financial liabilities of the automobile division	(437)	(537)	(998)
Net (increase) decrease in financial assets other securities and loans of the automobile division and change in treasury shares	(99)	534	404
Net (increase) decrease in financial assets and liabilities of the automobile division	**(612)**	**(69)**	**(477)**
Cash flows from financing activities	**(1,166)**	**(469)**	**(877)**
Increase in cash and cash equivalents	**1,164**	**1,302**	**989**
Cash and cash equivalents: opening balance	**5,521**	**4,276**	**4,276**
Increase	1,164	1,302	989
Effect of changes in scope of consolidation and exchange rate	54	119	256
Cash and cash equivalents: closing balance	**6,739**	**5,697**	**5,521**

(1) 2004 figures restated for compliance with IFRS.

(2) Dividends received from companies accounted for by the equity method totalled €314 million in the first half-year of 2005 (€375 million in first-half 2004 and €553 million for the year 2004).

(3) The repurchase of redeemable shares that took place during first-half 2004 resulted in a €545 million disbursement, recorded as a €424 million reduction in financial liabilities of the automobile division and a price supplement of €121 million charged to financial expenses of the period.

2.2.5. Condensed Information by division

A. Consolidated income statements by division

€ million	Automobile	Sales Financing	Interdivision transactions (2)	Consolidated total
1st half 2005				
External sales (note 4)	20,374	950	-	21,324
Interdivision sales (2)	93	126	(219)	-
Revenues	**20,467**	**1,076**	**(219)**	21,324
Operating margin	**669**	**266**	**8**	943
Operating income	932	267	8	1,207
Financial income (expense) - net interest income (expense)	(43)	-	-	(43)
Financial income (expense) - other financial income and expenses, net	(144)	1	-	(143)
Share in net income (loss) of companies accounted for by the equity method	1,536	-	-	1,536
Current and deferred taxes	(258)	(85)	(3)	(346)
Net income	**2,023**	**183**	**5**	**2,211**
1st half 2004 (1)				
External sales (note 4)	19,534	960	-	20,494
Interdivision sales (2)	160	84	(244)	-
Revenues	**19,694**	**1,044**	**(244)**	20,494
Operating margin	**901**	**222**	**(17)**	1,106
Operating income	852	221	(17)	1,056
Financial income (expense) - net interest income (expense)	12	-	-	12
Financial income (expense) - other financial income and expenses, net	(234)	2	(1)	(233)
Share in net income (loss) of companies accounted for by the equity method	1,028	-	-	1,028
Current and deferred taxes	(330)	(86)	6	(410)
Net income	**1,328**	**137**	**(12)**	**1,453**
Year 2004 (1)				
External sales (note 4)	38,426	1,866	-	40,292
Interdivision sales (2)	302	234	(536)	-
Revenues	**38,728**	**2,100**	**(536)**	40,292
Operating margin	**1,640**	**461**	**14**	2,115
Operating income	1,412	446	14	1,872
Financial income (expense) - net interest income (expense)	(22)	-	-	(22)
Financial income (expense) - other financial income and expenses, net	(210)	2	(101)	(309)
Share in net income (loss) of companies accounted for by the equity method	1,923	-	-	1,923
Current and deferred taxes	(378)	(177)	(6)	(561)
Net income	**2,725**	**271**	**(93)**	**2,903**

(1) 2004 figures restated for compliance with IFRS
(2) Interdivision transactions are carried out under near-market conditions.

B. Consolidated balance sheets by division - June 30, 2005

€ million	Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total
Non-current assets				
Property, plant and equipment and intangible assets	14,032	549	(97)	14,484
Investments accounted for by the equity method	11,532	9	-	11,541
Non-current financial assets	2,944	5	(2,005)	944
Deferred tax assets	338	105	32	475
Other non-current assets	53	13	-	66
Total non-current assets	28,899	681	(2,070)	27,510
Current assets				
Inventories	6,146	10	-	6,156
Customer receivables	2,502	21,471	(725)	23,248
Current financial assets	2,338	888	(648)	2,578
Other current assets	1,735	1,937	(1,529)	2,143
Cash and cash equivalents	5,562	1,177	-	6,739
Total current assets	18,283	25,483	(2,902)	40,864
TOTAL ASSETS	47,182	26,164	(4,972)	68,374
Shareholders' equity	18,089	1,996	(1,959)	18,126
Non-current liabilities				
Deferred tax liabilities and long-term provisions for risks and expenses	2,425	208	49	2,682
Non-current financial liabilities	5,614	267	-	5,881
Other non-current liabilities	451	49	-	500
Total non-current liabilities	8,490	524	49	9,063
Current liabilities				
Short-term provisions for risks and expenses	874	71	-	945
Current financial liabilities of the sales financing division	-	22,846	(593)	22,253
Current financial liabilities of the automobile division	3,331	-	(788)	2,543
Trade payables	8,828	24	(59)	8,793
Other current liabilities	7,570	703	(1,622)	6,651
Total current liabilities	20,603	23,644	(3,062)	41,185
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	47,182	26,164	(4,972)	68,374

(1) Interdivision transactions are carried out under near-market conditions.

B. Consolidated balance sheets by division - December 31, 2004 [1]

€ million	Automobile	Sales Financing	Interdivision transactions [2]	Consolidated total
Non-current assets				
Property, plant and equipment and intangible assets	13,814	528	(88)	14,254
Investments accounted for by the equity method	9,713	-	-	9,713
Non-current financial assets	3,255	12	(2,224)	1,043
Deferred tax assets	409	127	29	565
Other non-current assets	43	13	-	56
Total non-current assets	27,234	680	(2,283)	25,631
Current assets				
Inventories	5,130	12	-	5,142
Customer receivables	1,988	20,146	(449)	21,685
Current financial assets	1,826	872	(624)	2,074
Other current assets	1,422	1,618	(1,318)	1,722
Cash and cash equivalents	4,451	1,074	(4)	5,521
Total current assets	14,817	23,722	(2,395)	36,144
TOTAL ASSETS	42,051	24,402	(4,678)	61,775
Shareholders' equity	15,833	1,814	(1,783)	15,864
Non-current liabilities				
Deferred tax liabilities and long-term provisions for risks and expenses	2,339	236	45	2,620
Non-current financial liabilities	5,389	15	-	5,404
Other non current liabilities	375	51	-	426
Total non-current liabilities	8,103	302	45	8,450
Current liabilities				
Short-term provisions for risks and expenses	846	64	-	910
Current financial liabilities of the sales financing division	-	21,618	(989)	20,629
Current financial liabilities of the automobile division	3,032	-	(534)	2,498
Trade payables	7,307	-	(73)	7,234
Other current liabilities	6,930	604	(1,344)	6,190
Total current liabilities	18,115	22,286	(2,940)	37,461
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	42,051	24,402	(4,678)	61,775

(1) 2004 figures restated for compliance with IFRS.

(2) Interdivision transactions are carried out under near-market conditions.

C. Consolidated cash flow statements by division

€ million	Automobile	Sales Financing	Interdivision transactions [2]	Consolidated total
1st half 2005				
Cash flow	2,364	308	(9)	2,663
(Increase) decrease in sales financing receivables	-	(1,177)	217	(960)
Net change in financial assets and liabilities of the sales financing division	-	1,224	423	1,647
Change in working capital	590	(189)	(10)	391
Cash flows from operating activities	**2,954**	**166**	**621**	**3,741**
Purchase of property, plant and equipment, net of disposals	(965)	(61)	18	(1,008)
Purchase of intangibles, net of disposals	(440)	(2)	-	(442)
Acquisitions of investments, net of disposals	45	(9)	-	36
Net change in other non-current financial assets	2	1	-	3
Cash flows from investing activities	**(1,358)**	**(71)**	**18**	**(1,411)**
Shareholder financing, net of dividends	(554)	(1)	1	(554)
Net change in financial assets and liabilities of the automobile division	23	-	(635)	(612)
Cash flows from financing activities	**(531)**	**(1)**	**(634)**	**(1,166)**
Increase (decrease) in cash and cash equivalents	**1,065**	**94**	**5**	**1,164**
1st half 2004 [1]				
Cash flow	2,480	236	(35)	2,681
(Increase) decrease in sales financing receivables	-	(946)	142	(804)
Net change in financial assets and liabilities of the sales financing division	-	783	(142)	641
Change in working capital	715	30	(2)	743
Cash flows from operating activities	**3,195**	**103**	**(37)**	**3,261**
Purchase of property, plant and equipment, net of disposals	(980)	(124)	37	(1,067)
Purchase of intangibles, net of disposals	(366)	(1)	-	(367)
Acquisitions of investments, net of disposals	(58)	(1)	-	(59)
Net change in other non-current financial assets	3	-	-	3
Cash flows from investing activities	**(1,401)**	**(126)**	**37**	**(1,490)**
Shareholder financing, net of dividends	(400)	(1)	1	(400)
Net change in financial assets and liabilities of the automobile division	(68)	-	(1)	(69)
Cash flows from financing activities	**(468)**	**(1)**	**-**	**(469)**
Increase (decrease) in cash and cash equivalents	**1,326**	**(24)**	**-**	**1,302**
Year 2004 [1]				
Cash flow	4,596	537	(101)	5,032
(Increase) decrease in sales financing receivables	-	(1,132)	4	(1,128)
Net change in financial assets and liabilities of the sales financing division	-	892	52	944
Change in working capital	532	(74)	(31)	427
Cash flows from operating activities	**5,128**	**223**	**(76)**	**5,275**
Purchase of property, plant and equipment, net of disposals	(2,411)	(145)	31	(2,525)
Purchase of intangibles, net of disposals	(788)	(3)	-	(791)
Acquisitions of investments, net of disposals	(109)	(8)	-	(117)
Net change in other non-current financial assets	24	-	-	24
Cash flows from investing activities	**(3,284)**	**(156)**	**31**	**(3,409)**
Shareholder financing, net of dividends	(400)	(100)	100	(400)
Net change in financial assets and liabilities of the automobile division	(464)	-	(13)	(477)
Cash flows from financing activities	**(864)**	**(100)**	**87**	**(877)**
Increase (decrease) in cash and cash equivalents	**980**	**(33)**	**42**	**989**

(1) 2004 figures restated for compliance with IFRS.
(2) Interdivision transactions are carried out under near-market conditions.

2.2.6. Notes to the consolidated financial statements

1 - Accounting policies

In application of regulation 1606/2002 passed on July 19, 2002 by the European Parliament and the European Council of Ministers, Renault's consolidated financial statements for 2005 will be prepared under the IFRS (International Financial Reporting Standards) approved by the European Union at the date of preparation.

The comparative financial information for 2004 has been restated according to IFRS in force at the date of preparation of the 2005 half-year financial statements, in compliance with IFRS 1 on first-time adoption of IFRS. Some of these standards may be subject to revisions or interpretations whose application could be retrospective, and this could lead to modification of the 2004 financial statements restated for compliance with IFRS and the consolidated half-year financial statements at June 30, 2005.

Renault has opted for early application of IAS 32 and 39 on financial instruments as of January 1, 2004. The impact of the transition to IFRS is described in notes 2 and 32 of this document, and in note 3.1.4.2, "Consolidated financial statements restated for compliance with IFRS" in the 2004 annual report.

The Group has also applied IFRS 5, "Non-current assets held for sale and discontinued operations" since January 1, 2005.

The Renault Group consolidated half-year financial statements at June 30, 2005 have been prepared using the measurement and recognition rules defined in all IAS/IFRS standards existant at that date, as expected to be applicable at the 2005 year-end. The presentation complies with IAS/IFRS, except for certain notes not disclosed here, which will be more detailed in the financial statements at December 31, 2005. While this is a departure from application of IAS 34, it nevertheless complies with the recommendations issued by the AMF *(Autorité des Marchés Financiers:* French securities and exchange commission) for interim financial statements published during this first year of effective application of IFRS.

A. Estimates and judgments

In preparing its financial statements, Renault has to make estimates and assumptions that affect the book value of certain assets and liabilities, income and expense items, and the information disclosed in certain notes. Renault regularly revises its estimates and assessments to take account of past experience and other factors deemed relevant in view of the economic circumstances. Should these assumptions or circumstances change, the figures reported in Renault's future financial statements could differ from current estimates.

B. Consolidation principles

The consolidated financial statements include the financial statements of all companies controlled exclusively, directly or indirectly, by the Group. Companies jointly controlled are proportionately consolidated. Companies in which the Group exercises significant influence are included in the financial statements on an equity basis.

Companies which fulfil these criteria but are not consolidated are recorded as investments in non-consolidated subsidiaries and affiliates (note 15).

None of these companies' individual contributions to consolidated figures exceeds the following:

revenues	€20 million
inventories	€20 million

Their consolidation would have a negligible impact on the consolidated financial statements, since they are Group-financed entities which:

- acquire almost all their purchases from Group companies, most of these companies being dealership-type establishments, or
- carry out almost all their sales transactions with Group companies, the principal company concerned being Renault Sport.

These companies' shares are stated at the lower of purchase cost or value in use, which for controlled companies is determined by reference to the share of net assets owned. By this method, any decline in the value of a non-consolidated company is automatically taken into account in the Group's consolidated net income.

Goodwill arising on acquisition of investments in subsidiaries or companies accounted for by the equity method represents the difference, at acquisition date, between the purchase cost of shares (including expenses) and the proportion of assets and liabilities acquired, measured at fair value.

Material intercompany transactions and unrealised internal profits are eliminated.

C. Information by division

Information is disclosed for the following divisions:

- The automobile division, comprising the production, sales, distribution and automobile service subsidiaries for passenger and light commercial vehicles and the subsidiaries in charge of cash management for these companies,
- The sales financing division, which the Group considers as an activity with independent operations, carried out by RCI Banque and its subsidiaries for the distribution network and final customers.

Each of these two divisions forms a coherent unit exposed to its own specific risks.

Apart from dividend income and taxes, income and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system is included in the tax expense of the automobile division.

Assets, minority interests and liabilities are specific to each division. Receivables assigned by the automobile division to the sales financing companies are treated as operating assets by the assignee when the risks and benefits are substantially transferred.

Sales financing receivables, other securities, loans and financial liabilities of the sales financing division (other than redeemable shares and subordinated loans) are considered as current assets and liabilities.

D. Translation of the financial statements of foreign companies

The Group's functional and presentation currency is the Euro.

For foreign companies, the functional currency is generally the local currency. In cases where most transactions are carried out in a different currency, in which case that currency is adopted as the functional currency.

Foreign companies' accounts are established in their functional currency, and subsequently translated into the Group's presentation currency as follows:

- balance sheet items other than components of shareholders' equity, which are stated at historical value, are translated at the closing rate of exchange.
- income statement items are translated at the average exchange rate for the period.
- the translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

Goodwill generated by a business combination with a foreign company is recorded in the functional currency of the entity acquired, and subsequently translated to the Group's presentation currency using the closing rate. The differential resulting from this translation is included in consolidated shareholders' equity.

When a foreign company is sold, the related translation adjustments included in shareholder's equity are taken to income.

E. Translation of foreign currency transactions

Transactions undertaken in foreign currencies are initially translated to and recorded in the functional currency using the rate applicable at the transaction date.

For financial reporting purposes, monetary items in foreign currencies (excluding derivatives) are translated at the closing rate. All resulting foreign exchange differences are recognised in the income statement, except for foreign exchange gains and losses on financial instruments designated as hedges of the net investment in a foreign entity. These are included in consolidated shareholders' equity until the company concerned is sold, when the accumulated translation adjustments in shareholders' equity are recognised in the income statement as follows:

- Translation adjustments related to operating activities are included in the operating margin;
- Translation adjustments related to financial operations by the automobile division are included in the net financial income.

Derivatives are measured and recorded as described in note 1-T below on financial instruments.

F. Revenues and margin

Revenues include all income from the ordinary activities of consolidated companies. They include proceeds from the sales of goods and services by the automobile division, as well as income from sales financing.

Sales of goods and services

Sales and margin recognition

Sales of goods are recognised when vehicles are made available to the distribution network in the case of non-Group dealers, or upon delivery to the end-user in the case of direct sales. The margin on sales is recognised immediately for normal sales by the automobile division, including sales with associated financing contracts that can be considered as finance leases (long-term or with a purchase option). However, no sale is recognised when the vehicle is covered by an operating lease from a Group finance company or the Group has made a buy-back commitment, when the term of the contract covers an insufficient portion of the vehicle's useful life.

In such cases, the transactions are recorded as operating leases: the difference between the price paid by the customer and the buy-back price is treated as rental income, and spread over the duration of the buy-back clause. The production cost on the new vehicle involved in the original transaction is recorded in inventories for contracts of less than one year, or as a leased asset when the contracts exceed one year. The sale of the second-hand vehicle gives rise to recognition of sales revenue and the related margin. A provision for risk is established when an overall loss on the contract becomes probable in view of the vehicle's resale value.

Warranty

The estimated or incurred costs relating to product or part warranties not covered by insurance are charged to expenses when the sales are recorded. In the event of product recalls relating to incidents that come to light after the vehicle has been put on the market, provisions for risks and expenses are established to cover the costs involved as soon as the recall campaign is decided and announced.

Renault also offers its customers extended warranty and maintenance contracts, the income and margin on which are recognised over the period covered by the contract.

Sales incentive programmes

When based on the volume or price of the products sold, the cost of these programmes is deducted from revenues when the corresponding sales are recorded. Otherwise, the cost is included in selling, general and administrative expenses. If programmes are approved after the sales, a provision is established when the decision is made.

The Group sometimes organises promotional campaigns offering reduced-interest loans to end-users. This expense is recognised immediately when the rates offered cannot cover refinancing and administration costs, and spread over the duration of the loan otherwise.

Sales financing income and margin recognition

The Group's sales financing companies mainly finance the sale of passenger vehicles to dealers and end-users. Financing takes the form of standard loans or leasing arrangements, which may be long-term leases or include a purchase option. Unless the Group has a buy-back commitment on leased vehicles, these financing arrangements are treated as loans and carried in the balance sheet at the nominal value of outstanding capital less any provisions. Income on sales financing is calculated so as to give a constant interest rate over the term of the period.

Income and costs related to sales financing are recorded as follows:

- income from sales financing is included in revenues,
- the cost of sales financing is considered as an operating expense and included in the operating margin. It mainly comprises interest incurred by sales financing companies, other costs and revenues directly related to administration of this type of refinancing (temporary investments, hedging and management of exchange and interest rate risks), the cost of risks other than those relating to refinancing of receivables, and depreciation and gains or losses on sales of leased assets.

Commissions payable

Commissions are treated as external distribution costs, and therefore included as contract acquisition costs in the rate of return on financing, so as to give a constant interest rate over the term of the financing contract.

Impaired receivables

Credit risk provisions are established to cover the risk of non-recovery of receivables as soon as there is objective evidence of impairment. These provisions are established on a case-by-case basis or using a statistical approach based on portfolios of receivables with similar risk profiles.

G. Operating income and operating margin

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions or operations, such as restructuring costs. Unusual items, defined as income or expenses of an unusual frequency, nature or amount, are included in the operating income.

The operating margin corresponds to the operating income before other operating income and expenses, which cover:

- Restructuring costs and costs relating to workforce adjustment,
- Gains or losses on disposal of businesses or operating entities,
- Gains or losses on disposal of property, plant and equipment or intangible assets (except vehicle sales),
- Unusual items, i.e. income and charges that are unusual in their frequency, nature or amount.

The operating income does not include the net financial income (expense) or the share in net income (loss) of companies accounted for by the equity method.

H. Income tax

The Group recognises deferred taxes, on a non-discounted basis, for all temporary differences between the tax and book values of assets and liabilities in the consolidated balance sheet. Using the liability method, deferred taxes are calculated using the latest tax rate enacted at the closing date applicable to the period when temporary differences are reversed. For deferred tax assets related to tax credits or loss carryforwards and other temporary differences, valuation allowances are established according to the probability of future recovery.

Each individual fiscal entity (legal entity, establishment or group of entities that pays tax to the tax administration) that is authorised to offset its current tax assets and liabilities reports deferred tax assets and liabilities net.

A deferred tax liability is booked in respect of taxable temporary differences between the tax and book value of consolidated investments, unless the following two conditions are fulfilled:

- the Group is in a position to verify the date when the temporary difference will reverse, and
- the temporary difference is unlikely to reverse in the foreseeable future.

For proportionately consolidated companies and companies accounted for under the equity method, a deferred tax liability on dividend distributions is thus booked for all differences between the book value and tax value of shares held.

Similarly, for fully consolidated companies, a deferred tax liability is recorded in respect of dividend distributions likely to be made by the Group in the foreseeable future.

I. Intangible assets

Goodwill

Goodwill is not amortised, but impairment tests are carried out at least annually or whenever there is evidence of loss of value. After initial recognition, goodwill is stated at cost less accumulated impairment losses. Any impairment losses are included in the operating margin.

The goodwill of companies accounted for by the equity method is included in their balance sheet value. In the event of impairment, an impairment loss is booked and included in the income statement via the share in net income of companies accounted for by the equity method.

Research and development expenses

Development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for mass production are capitalised as intangible assets. They are amortised on a straight-line basis from the date of approval for production, over the expected market life of the vehicle or part, up to a maximum period of seven years.

Revised amortisation periods have applied for development expenses since January 1, 2004, when some were reduced and some extended. The extensions concern expenses for development of mechanical components and commercial vehicles, whose maximum amortisation period was raised from 5 to 7 years. This has no significant impact on the consolidated financial statements.

Expenses incurred before the formal approval of product development are recorded as costs in the period they are incurred, in the same way as research expenses. Expenses incurred after the start of mass production are treated as production costs.

J. Property, plant and equipment

Gross value

The gross value of property, plant and equipment corresponds to historical acquisition or production cost.

Design expenses are included in production cost.

Borrowing costs borne during the final preparation of the assets for use are charged to expenses for the period they are incurred, and are not included in the value of the asset.

Investment subsidies received are deducted from the gross value of the assets concerned.

Maintenance and repair costs, except those incurred to increase productivity or prolong the life of an asset, are recorded as expenses.

Assets used by the Group under finance leases are treated as assets financed by credit.

Vehicles leased to customers are vehicles under lease from a Group financial company, for which the Group has a repurchase commitment, or vehicles sold under an agreement including a buy-back clause (note 1-F).

Depreciation

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings[1]	15 to 30 years
Specific tools	2 to 7 years
Machinery and other tools (other than press lines)	5 to 15 years
Press lines	20 to 30 years
Other tangible assets	4 to 6 years

(1) Buildings in use before 1987 are depreciated over a period of up to 40 years.

The useful lives applied for property, plant and equipment were reviewed at January 1, 2004. More detailed asset categories were defined in order to identify particular assets requiring specific useful lives.

As a result, some useful lives were extended or reduced, with no significant impact for the Group's consolidated financial statements.

Accelerated depreciation is recorded when an asset's useful life becomes shorter than the initially expected period of use, particularly when it is decided to withdraw a vehicle or part from the market.

The recoverable value of assets is assessed at the level of each division. For the automobile division, the return on assets is measured taking all European countries together, since the industrial plant and the product range throughout Europe form one coherent unit. The return on industrial assets outside Europe is measured for each coherent sub-unit that produces independent cash flows. When recoverable value is lower than net book value, additional depreciation equivalent to the difference is recorded as a provision.

K. Non-current assets (or Groups of assets) held for sale

Assets held for sale are non-current assets (or groups of assets) that are available for sale and very likely to be sold.

Non-current assets (or groups of assets) considered to be held for sale are measured and recorded at the lower of net book value or fair value less selling costs. No further depreciation or amortisation is recorded once an asset is classified as held for sale.

L. Inventories

Inventories are stated at the lower of cost or net realisable value. Cost corresponds to acquisition cost or production cost, which includes direct and indirect production expenses and a share of manufacturing overheads based on a normal level of activity. Cost is generally calculated by the FIFO (First In First Out) method.

M. Assignment of receivables

Receivables assigned to third parties (through securitisation or discounting) are removed from Group assets when the associated risks and benefits are also substantially transferred to the third parties in question. The same treatment applies to assignments between the automobile and sales financing divisions.

N. Financial assets

Financial assets comprise investments in companies controlled by Renault but not consolidated due to their non-significant nature, investments in non-controlled companies in which Renault does not exercise significant influence, securities, loans, and derivatives (note 1-T).

These instruments are presented as non-current assets apart from those maturing within 12 months of the closing date, which are classified as current assets or cash equivalents as appropriate.

Investments in entities controlled but not consolidated

Investments in unlisted companies representing the Group's interests in the capital of entities controlled but not included in the consolidation due to their non-significant nature are not governed by IAS 39. In application of IAS 27, they remain in the balance sheet at acquisition cost, less any provisions.

Other financial assets are classified as follows:

	Designated as held for trading	Available for sale	Loans and receivables
Investments in non-controlled companies in which Renault does not have significant influence		X	
Other securities	X	X	
Loans			X

Securities: investments in non-controlled companies in which Renault does not have significant influence

This item comprises the Group's investments in entities in which it exercises neither control nor significant influence. The corresponding dividends are recorded in the year of distribution.

These investments are considered to be "available for sale", and are accordingly stated at their fair value at the financial reporting date, with any changes in fair value included directly in equity. The amounts recorded in equity are included in the income statement upon disposal of the asset.

Provisions are established and recognised in the income statement when there is objective evidence that these investments are impaired. One indicator providing objective evidence of impairment is a significant or prolonged fall in the fair value of investments below their acquisition cost.

Other securities

Securities maturing more than three months after the date of acquisition are initially stated at fair value.

The valuation methods and subsequent accounting treatment vary according to whether the securities are considered as "available for sale" or designated from the outset as "assets stated at fair value through profit or loss" (designated as held for trading).

In the first case, available-for-sale securities are stated at fair value at the reporting date, and changes in this fair value are recorded directly in equity. The amounts included in equity are taken to income upon derecognition of the asset. Provisions are established and recorded in the income statement when there is objective evidence of impairment or long-term loss of value in securities classified as available for sale.

In the second case, securities designated as held for trading are stated at fair value at the reporting date, with changes in fair value recognition in profit and loss. Under this option of fair value via the income statement, no impairment is recognised in respect of these assets.

Fair values of securities are mainly determined by reference to the market price.

Loans

Loans include loans to non-consolidated companies and interbank loans for investment of cash surpluses.

Loans are initially recognised at fair value, plus directly attributable transaction costs.

At each closing date, loans are valued at amortised cost. Provisions are recognised in the income statement when there is objective evidence of impairment due to an event that occurred after the initial recognition of the asset.

O. Cash and cash equivalents

Cash includes cash on hand and demand deposits, with the exception of bank overdrafts, which are included in financial liabilities.

Cash equivalents are investments held for the purpose of meeting short-term cash commitments. For an investment to qualify as a cash equivalent, it must be readily convertible for a known amount of cash and be subject to an insignificant risk of change in value.

P. Treasury shares

Treasury shares held for the purposes of stock option plans awarded to Group managers and executives are recorded at acquisition cost and deducted from Group shareholders' equity until the date of sale.

When these shares are sold, the proceeds are directly included in consolidated shareholders' equity and thus no gain or loss is included in the net income for the period.

Q. Stock option plans

The Group awards stock option plans covering purchase options and subscription options for Renault shares. The fair value of the services rendered by beneficiaries in return for attribution of these options is measured by reference to the fair value of the options at the grant date and the number of options assumed to be exercisable at the end of the vesting period, using a binomial mathematical model. No subsequent adjustment is applied.

This fair value is spread on a straight-line basis over the vesting period for the relevant stock option plan.

The cost is included in personnel expenses, with a corresponding adjustment to shareholders' equity. When the option is exercised, the exercise price received by the Group is booked in cash and cash equivalents, with a corresponding adjustment to shareholders' equity.

In compliance with the standard's transitional measures, only stock option plans beginning after November 7, 2002 are valued and recorded as described above.

R. Provisions

Pensions and other long term employee benefit obligations

The Group's payments for defined-contribution benefit plans are recorded as expenses for the relevant period.

For defined-benefit plans concerning post-employment benefits, the Group uses the Projected Unit Credit Method to determine the present value of its obligations. Under this method, benefits are attributed to periods of service according to the plan's benefit formula. However, if an employee's service in later years will earn a materially higher level of benefit than in earlier years, benefits are attributed to periods of service on a straight-line basis.

Future benefit obligations are measured on a basis that reflects future salary increases, retirement age and mortality, and are discounted at a rate determined by reference to yields on long-term high quality corporate bonds.

When the unrecognised actuarial gains and losses resulting from revisions of the underlying assumptions exceed the greater of 10% of the present value of the defined benefit obligations at the closing date and 10% of the fair value of plan assets at that date, the portion of actuarial gains or losses recognised for each defined benefit plan is the excess so determined, divided by the expected average remaining working lives of the employees participating in that plan.

The net expense for the year, corresponding to the sum of the past service costs and the discount cost less the expected return on plan assets, is fully included in the operating margin.

Termination benefits

The cost of adjusting the workforce is recorded as soon as the Group's commitment has been announced to the employees concerned.

Restructuring measures

The estimated cost of restructuring is recognised as soon as a detailed plan is provided and the restructuring is either announced or in progress.

S. Financial liabilities

Other financial liabilities comprise redeemable shares, bonds, other interest-bearing borrowings and derivatives (note 1-T).

Redeemable shares

In view of the current interpretation of IAS 39 on financial instruments, the Group considers that the variable interest on redeemable shares is an embedded derivative which cannot be valued separately. Consequently, the Group has valued its redeemable shares at fair value. value. For these shares, fair value is equal to market value. However, a future interpretation on the matter issued by the professional and regulatory bodies could oblige Renault to replace this treatment by valuation at amortised cost.

Changes in fair value are recorded in the income statement.

Bonds and other interest-bearing borrowings

Bonds and other interest-bearing borrowings are initially recorded at fair value, less any transaction costs directly attributable to the issuance of the

liability. Bond issuance costs and premiums are not included in the initial cost, but are taken into account in calculating amortised cost under the effective interest rate method, and are thus recognised on an actuarial basis over the duration of the liability.

At each reporting date, apart from specific hedge accounting methods (Note 1-T), these financial liabilities are restated at amortised cost using the effective interest rate method.

Renegotiations of the terms of borrowings and similar operations are recorded as an extinction of the former liability with recognition of a new liability only if there are substantial differences between the old and new terms. When this is the case, the costs borne for renegotiation are included in the financial expenses for the period the negotiation took place, as a component of the gain or loss on extinction of the former liability. Otherwise, when the terms are not substantially different, the costs borne are treated as an adjustment to the book value of the existing liability and are amortised over the residual duration of the renegotiated liability.

T. Derivatives and Hedge accounting

Risks

To manage its exchange rate exposure, the Group uses forward foreign currency contracts, currency swaps and, to a lesser extent, currency options. Forward foreign currency contracts are recognised as hedges insofar as they are designated as such. These hedges may cover the net investment of the Group in certain foreign entities, foreign currency receivables or debts, or firm foreign currency commitments.

The Group's general policy with respect to interest rate risks is to manage interest rate exposure on a comprehensive basis using interest rate swaps, interest rate options and currency swaps.

The Group also uses forward commodity contracts to hedge its purchases.

Measurement and presentation

Derivatives are initially recognised at fair value. This fair value is subsequently reviewed at each closing date.

The fair value of forward exchange contracts is based on market conditions. The fair value of currency swaps is determined by discounting future cash flows, using closing-date market rates (exchange and interest rates).

The fair value of interest rate derivatives is the amount the Group would receive (or pay) to settle outstanding contracts at the closing date, taking into account any unrealised gains or losses based on current interest rates and the quality of the counterparty on each contract at the closing date.

The fair value of commodity derivatives is based on market conditions.

Derivatives are reported in the balance sheet as current if they mature within 12 months and non-current otherwise.

Hedge accounting

The treatment of derivatives designated as hedging instruments depends on the type of hedging relationship:

- Fair value hedge,
- Cash flow hedge,
- Hedge of a net investment in a foreign operation.

The Group clearly identifies the hedging instrument and the hedged item as soon as the hedge is set up, and formally documents the hedging relationship stating the hedging strategy, the risk hedged and the effectiveness of the hedge. This documentation is subsequently updated, such that the effectiveness of the designated hedge can be demonstrated.

Hedge accounting uses specific measurement and recognition methods for each category of hedge.

- **Fair value hedges:** the hedged item is adjusted to fair value in view of the risk hedged and the hedging instrument is recorded at fair value. Changes in these items are recorded in the income statement simultaneously, and only the ineffectiveness of the hedge has an impact on net income.
- **Cash flow hedges:** no adjustment is made to the value of the hedged item; only the hedging instrument is adjusted to fair value. Following this adjustment, the effective portion of the change in fair value attributable to the hedged risk is recorded, net of taxes, in equity, while the ineffective portion is included in the income statement. The cumulative amount included in equity is transferred to the income statement when the hedged item has an impact on net income.
- **Hedge of a net investment in a foreign operation:** the hedging instrument is adjusted to fair value. Following this adjustment, the effective portion of the change in fair value attributable to the hedged exchange risk is recorded, net of taxes, in equity, while the ineffective portion is included in the income statement. The cumulative amount included in equity is transferred to the income statement at the date of liquidation or sale of the net investment.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognised directly in financial income, except in the case of derivatives entered into exclusively for reasons closely related to business operations. In this case, changes in the fair value of derivatives are included in the operating margin.

2 - Implementation of IFRS

As a first-time adopter of IFRS, the Group has prepared an opening balance sheet at January 1, 2004 under the new standards. In compliance with the recommendation issued by the AMF (Autorité des Marchés Financiers: French securities and exchange commission) on financial communication during the transition period, Renault has also published figures detailing the impact of transition to IFRS on the financial position and performance for 2004, in chapter 3.1.4.2 of the 2004 annual report entitled "Consolidated financial statements restated for compliance with IFRS".

In preparing its opening balance sheet, the Group applied the retrospective application rule as defined by IFRS 1, subject to certain alternative options:

- Actuarial variances not yet taken into account in provisions for pension obligations were recognised in equity at January 1, 2004;
- Accumulated translation adjustments were reclassified in consolidated reserves at January 1, 2004;
- Business combinations were not restated.

In addition, only stock options plans beginning after November 7, 2002 are recorded under IFRS 2.

The balance sheet presentation follows the current/ non-current classification required by IAS 1.

Comparative financial statements under previous policies and under IFRS, and tables analysing the transition have been prepared for first-half 2004 and the year 2004, and are presented in note 32.

Reconciliations take the form of a table showing the transition from the financial statements under previous policies to the IFRS financial statements.

Details of the type of restatement for each standard are provided in chapter 3.1.4.2 of Renault's 2004 annual report, "Consolidated financial statements restated for compliance with IFRS".

3 - Changes in the scope of consolidation

No significant change in the scope of consolidation took place during the first half of 2005, nor in 2004.

4 - 1st half 2004 Revenues applying 1st half 2005 Group structure and methods

€ million	Automobile	Sales Financing	Total
First-half 2004 revenues [1]	19,534	960	20,494
Changes in scope of consolidation	51	5	56
First-half 2004 revenues applying first-half 2005 Group structure and methods	19,585	965	20,550
First-half 2005 revenues	20,374	950	21,324

(1) 2004 figures restated for compliance with IFRS.

5 - Sales financing costs and revenues

€ million	1st half 2005	1st half 2004 [1]	Year 2004 [1]
Income on end-user and dealer financing	451	504	939
Income on leasing, rental and similar operations	291	393	801
Total sales financing revenues [2]	742	897	1,740
Net credit losses	(68)	(58)	(106)
Other sales financing costs	(388)	(452)	(884)
Total sales financing costs	(456)	(510)	(990)

(1) 2004 figures restated for compliance with IFRS.
(2) The breakdown of total revenues for the sales financing division shown in the information by division is as follows:

	1st half 2005	1st half 2004*	Year 2004*
Sales financing revenues	742	897	1,740
Sales of goods and services	208	63	126
External sales by the sales financing division	**950**	**960**	**1,866**

** 2004 figures restated for compliance with IFRS.*

€124 million of income on services related to financing activities, classified as sales financing income in first-half 2004, have been reclassified as sales of goods and services in 2005. Similarly, costs previously included in sales financing costs have been reclassified as costs of goods and service sold.

6 - Share-based payments

Share-based payments exclusively concern stock options awarded to personnel. These generated personnel expenses of €9 million in first-half 2005 (€4 million for first-half 2004 and €11 million for the year 2004).

Stock option plan values

Stock option plans 1 to 9, granted between 1996 and 2003, concern share purchase options. Plan 10, granted in 2004, concerns share subscription options.

The options awarded under these plans only become vested after a period of five years for plans 1 to 8, and four years for plans 9 and 10. The exercise period then covers five years for plans 1 to 8, and four years for plans 9 and 10. Loss of the benefit of these options follows the applicable regulations: all options are forfeited in the event of resignation, and a decision is made for each individual case when an employee leaves at the company's instigation.

The option valuation method follows a binomial mathematical model, with exercise of the options anticipated and spread over the exercise period on a straight-line basis. The volatility factor applied is implicit volatility at the grant date, which represents value coherent with market practices and is considered more relevant in view of Renault's short history of stock market listing. The dividend used is the last known dividend at the date the plan is introduced.

In compliance with the standard's transitional measures, only stock option plans beginning after November 7, 2002 are valued and recorded as described above.

The plans have been valued as follows:

Grant date	Initial valuation (€ thousand)	Expense for 1st half 2005	Share price at grant date (€ million)	Volatility	Rate	Exercise price (€)	Duration of option(1)	Dividend per share (€)
September 8, 2003	32,820	(4)	55.40	33%	3.79%	53.36	4 years	1.15
September 14, 2004	39,870	(5)	69.05	27%	3.71%	66.03	4 years	1.40
Total		**(9)**						

(1) Period during which the option is not considered vested for tax purposes.

In first-half 2005, in addition to recognition of a €9 million personnel expense, share-based payments generated an expense of €3 million included in the net income of companies accounted for by the equity method.

7 - Other operating income and expenses

€ million	1st half 2005	1st half 2004(1)	Year 2004(1)
Restructuring and workforce adjustment costs and provisions	(44)	(92)	(175)
Gains and losses on disposal of businesses or operating entities	146	2	(38)
Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)	155	33	45
Unusual items	7	7	(75)
Total	**264**	**(50)**	**(243)**

(1) 2004 figures restated for compliance with IFRS.

A. Restructuring and workforce adjustment costs and provisions

These costs and provisions arise principally from the implementation of restructuring measures in certain businesses, and adjustment of workforce levels.

This item comprises:

€ million	1st half 2005	1st half 2004(1)	Year 2004(1)
Cost of adjustment to present value and adaptation of the terms of the CASA early retirement plan introduced in France in 1999, and the retirement system for long-serving workers under the French "Fillon" law of 2003	(7)	(66)	(116)
Other restructuring and workforce adjustment costs and provisions	(37)	(26)	(59)
Total	**(44)**	**(92)**	**(175)**

(1) 2004 figures restated for compliance with IFRS.

B. Gains and losses on disposal of businesses or operating entities

Gains and losses on sales of businesses or operating entities include:

- in 2005, a gain of €150 million on the sale of Renault's 17.88% investment in Nissan Diesel Motors Co. Ltd.;
- in the second half of 2004, the €39 million cost of settlement of the litigation over interpretation of the contractual terms for the transfer of Renault Véhicules Industriels to Volvo in 2001 (the net-of-tax impact amounts to €20 million).

C. Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)

Most of the gain on disposal of property, plant and equipment and intangible assets in first-half 2005 results from sales of land in Madrid.

D. Unusual items

In 2004, these items include a €49 million provision in view of developments in the commitments concerning end-of-life vehicles in the UK, Italy, Spain and Belgium (note 30.B-1).

8 - Other financial income and expenses, net

Other financial income and expenses include:

€ million	1st half 2005	1st half 2004(1)	Year 2004(1)
Repurchase of redeemable shares	-	(121)	(121)
Change in fair value of redeemable shares	(174)	(89)	(170)
Other items	31	(23)	(18)
Total	**(143)**	**(233)**	**(309)**

(1) 2004 figures restated for compliance with IFRS.

Over March and April 2004, Renault made a cash tender offer to buy back its redeemable shares at 450 euros per share, corresponding to a 21% premium over the market price.

This offer is reflected in an outflow of €545 million, recorded as a €424 million reduction in financial liabilities of the automobile division and a €121 million financial expense (corresponding to the price supplement).

9 - Current and deferred taxes

Current and deferred tax charges for the first half-year are calculated using the estimated effective tax rate for the full year for each entity or fiscal subgroup, and adjusted according to operations specific to the first half-year.

For the first half of 2005, the effective tax rate is 13.5%. Excluding the impact of Renault's share in net income of companies accounted for by the equity method, the effective tax rate is 33.9%.

A deferred tax liability is booked in respect of the difference between the value in consolidation of companies accounted for by the equity method, and their tax value. The change in this deferred tax liability, which is related to an increase in the value in consolidation of companies accounted for by the equity method, accounts for 2.5 percentage points of the effective rate of 33.9%.

10 - Basic and diluted earnings per share

Renault's basic net earnings per share and diluted earnings per share are calculated by dividing the Renault's share of net income (€2,170 million for first-half 2005, €1,406 million for first-half 2004 and €2,836 million for the year 2004) by the relevant number of shares.

The number of shares used to calculate the net earnings per share is the weighted average number of ordinary shares in circulation during the period, i.e. after neutralisation of treasury shares and Renault shares held by Nissan.

The number of shares used to calculate the diluted earnings per share is the weighted average number of ordinary shares potentially in circulation during the period, i.e. the number of shares used for the net earnings per share plus the number of dilutive stock options.

11 - Intangible assets

€ million	June 30, 2005	Dec. 31, 2004(1)
Development expenses	4,309	3,882
Goodwill on acquisition	205	197
Other intangible assets	283	255
Intangible assets, gross	**4,797**	**4,334**
Development expenses	(1,812)	(1,505)
Other intangible assets	(183)	(172)
Amortisation and provisions	**(1,995)**	**(1,677)**
Intangible assets, net	2,802	2,657

(1) 2004 figures restated for compliance with IFRS.

Most goodwill is in Europe.

A. Research and development expenses

Research and development expenses totalled €1,160 million in first-half 2005 (compared to €1,021 million in first-half 2004 and €1,961 million in 2004), comprising:

- €739 million charged to expenses (€668 million in first-half 2004 and €1,212 million in 2004),
- €421 million recorded as capital expenditure (€353 million in first-half 2004 and €749 million in 2004).

B. Changes during the year

€ million	Gross value	Amortisation & provisions	Net value
Value at Dec 31, 2004 [1]	4,334	(1,677)	2,657
Acquisitions/ (amortisation) (note 29-C)	442	(336)	106
(Disposals)/reversals	(27)	27	-
Translation adjustment	24	(3)	21
Change in scope of consolidation and other	24	(6)	18
Value at June 30, 2005	4,797	(1,995)	2,802

(1) 2004 figures restated for compliance with IFRS.

12 - Property, plant and equipment

A. Property, plant and equipment at closing

€ million	June 30, 2005	Dec. 31, 2004 [1]
Land	532	503
Buildings	4,444	4,067
Specific tools	6,926	6,716
Machinery and other tools	11,666	11,039
Vehicles leased to customers	2,252	2,053
Other tangibles	974	1,012
Construction in progress	897	1,470
Gross value	27,691	26,860
Land and buildings	(2,153)	(2,039)
Specific tools	(5,180)	(4,859)
Machinery and other tools	(7,271)	(6,992)
Vehicles leased to customers	(578)	(535)
Other tangibles	(827)	(838)
Depreciation and provisions	(16,009)	(15,263)
Property, plant and equipment, net value	11,682	11,597

(1) 2004 figures restated for compliance with IFRS.

B. Changes during the year

€ million	Gross value	Depreciation & provisions	Net value
Value at Dec. 31, 2004 [1]	26,860	(15,263)	11,597
Acquisitions/ (amortisation) (note 29-C)	1,386	(1,171)	215
(Disposals)/reversals	(976)	590	(386)
Translation adjustment	350	(145)	205
Change in scope of consolidation and other	71	(20)	51
Value at June 30, 2005	27,691	(16,009)	11,682

(1) 2004 figures restated for compliance with IFRS.

13 - Investment in Nissan accounted for by the equity method

A. Nissan consolidation method

Renault holds 44.4% ownership in Nissan. Renault and Nissan have chosen to develop a unique type of Alliance between two distinct companies with common interests, coming together to achieve optimum performance. The Alliance is organised so as to preserve individual brand identities and respect each company's corporate culture.

Consequently:

- Renault does not hold the majority of Nissan voting rights;
- The terms of the Renault-Nissan agreements prohibit Renault from appointing the majority of Nissan directors, and from holding the majority of voting rights at meetings of Nissan's Board of Directors; at June 30, 2005, Renault supplied 4 of the total 9 members of Nissan's Board of Directors (3 of the total 7 members in 2004);
- Renault Nissan BV, owned 50% by Renault and 50% by Nissan, is the Alliance's joint decision-making body for strategic issues concerning either group individually. Its decisions are applicable to both Renault and Nissan. This entity does not enable Renault to direct Nissan's financial and operating strategies, and cannot therefore be considered to represent contractual control by Renault over Nissan. The matters examined by Renault Nissan BV since it was formed have remained strictly within this contractual framework, and are not an indication that Renault exercises control over Nissan;
- Renault can neither use nor influence the use of Nissan's assets in the same way as its own assets;
- Renault provides no guarantees in respect of Nissan's debt.

In view of this situation, Renault uses the equity method to include its investment in Nissan in the consolidation.

B. Nissan consolidated financial statements included under the equity method in the Renault consolidation

The Nissan accounts included under the equity method in Renault's financial statements are Nissan's consolidated accounts published in compliance with Japanese accounting standards (as Nissan is listed on the Tokyo stock exchange), after adjustments for the requirements of the Renault consolidation.

Nissan publishes consolidated financial statements quarterly, and annually at March 31. For the purposes of the Renault consolidation, Nissan results are included in line with the Renault calendar (the results for the period January to June are consolidated in Renault's half-year financial statements, and the results for the period January to December are consolidated in Renault's annual financial statements). There is thus a 3-month discrepancy in relation to Nissan's financial statements published in Japan, where the first half-year covers the period April to September.

Following Nissan's equity transactions in the first half-year of 2005, Nissan holds 3.5% of its own shares at June 30, 2005, compared to 3.2% at December 31, 2004. Consequently, Renault's percentage interest in Nissan is 45.9% at June 30, 2005, compared to 45.8% at December 31, 2004.

C. Changes in the investment in Nissan accounted for by the equity method

€ million	Net goodwill	Share of net assets			Total
		Before neutralisation (see right)	Neutralisation of 44.4% of Renault's 2002 capital increase reserved for Nissan (2)	Net	
At December 31, 2004 (1)	826	8,065	(962)	7,103	7,929
First-half 2005 net income	-	1,361	-	1,361	1,361
Dividend paid	-	(182)	-	(182)	(182)
Translation adjustment and other	51	581	-	581	632
At June 30, 2005	877	9,825	(962)	8,863	9,740

(1) 2004 figures restated for compliance with IFRS.

(2) A portion of the €2,166 million capital increase of 2002 reserved for Nissan, corresponding to Renault's percentage interest in Nissan, was neutralised in 2002 to eliminate the effect of their cross-shareholding.

D. Changes in Nissan equity restated for the purposes of the Renault consolidation

in billions of yen	Dec. 31 2004 (1)	Net income	Dividends	Other changes (2)	June 30, 2005
Shareholders' equity – Nissan share under Japanese GAAP	2,287	245	(49)	64	2,547
Restatements for Renault Group requirements:					
- Restatement of fixed assets	522	(12)	-	-	510
- Provision for pension and other long term employee benefits	(477)	264	-	(6)	(219)
- Capitalisation of development expenses	360	42	-	-	402
- Other restatements	(233)	(134)	(4)	(4)	(375)
Net assets restated for Renault Group requirements	2,459	405	(53)	54	2,865
€ million					
Renault's share (3) (before neutralisation described below)	8,065	1,361	(182)	581	9,825
Neutralisation of 44.4% of Renault's 2002 capital increase reserved for Nissan (4)	(962)	-	-	-	(962)
Renault's share in the net assets of Nissan	7,103	1,361	(182)	581	8,863

(1) 2004 figures restated for compliance with IFRS.

(2) "Other changes" in Euros includes the €540 million change in translation adjustments, essentially reflecting the rise of the US dollar and the Mexican peso against the Euro. Operations undertaken by Renault to hedge the portion of Nissan shareholders' equity expressed in yen are included in Renault shareholders' equity. "Other changes" also includes the change in the financial instruments revaluation reserve.

(3) Renault's share in Nissan stood at 45.9% at June 30, 2005 and 45.8% at December 31, 2004.

(4) A portion of the €2,166 million capital increase of 2002 reserved for Nissan, corresponding to Renault's percentage interest in Nissan, was neutralised to eliminate the effect of their cross-shareholding.

Nissan's contribution to Renault net income for first-half 2005 includes an exceptional profit of €450 million due to finalisation of the transfer of part of Nissan's pension obligations to the Japanese State.

E. Hedging of the investment in Nissan

The investment in Nissan is hedged by operations with a total value at June 30, 2005 of 440 billion yen (€3,285 million), comprising 145 billion yen (€1,083 million) of bonds and private placements on the EMTN market issued directly in yen and 295 billion yen (€2,202 million) of currency swaps. During the first half of 2005, these operations generated foreign exchange differences totalling €(88) million net of tax, which were included in the consolidated translation adjustment reserve (note 23-E).

Hedging transactions were reduced by 117 billion yen (€862 million) in the first half of 2004.

F. Nissan Consolidated Financial Statements (Japanese accounting principles)

The key figures in the Nissan consolidated financial statements, prepared in accordance with generally accepted Japanese accounting principles, are summarised below:

CONDENSED INCOME STATEMENTS

	January to March 2005 Final quarter of Nissan's 2004 financial year in Japan		April to June 2005 First quarter of Nissan's 2005 financial year in Japan		January to June 2005 Period referred to for inclusion of Nissan's accounts in Renault's first half-year consolidation 2005	
	in billions of yen	€ million (1)	in billions of yen	€ million (1)	in billions of yen	€ million (1)
Revenues	2,476	18,485	2,145	16,013	4,621	34,498
Operating income	249	1,859	206	1,538	455	3,397
Ordinary income	244	1,822	211	1,575	455	3,397
Extraordinary gains & losses	(28)	(209)	(36)	(269)	(64)	(478)
Net income	139	1,038	106	791	245	1,829

(1) Figures in Euros are provided to facilitate understanding, converted from the figures expressed in yen (Nissan's operating currency) using the exchange rate at June 30, 2005 (133.95 yen = 1 Euro).

CONDENSED BALANCE SHEETS

	June 30, 2005		December 31, 2004	
	in billions of yen	€ million (1)	in billions of yen	€ million (1)
Intangible assets	179	1,336	158	1,180
Property, plant and equipment	3,916	29,235	3,520	26,278
Investment securities	361	2,695	330	2,464
Deferred tax assets	165	1,232	182	1,359
Other non-current assets	252	1,881	247	1,844
Total non-current assets	**4,873**	**36,379**	**4,437**	**33,125**
Inventories	846	6,316	755	5,636
Sales financing receivables	3,130	23,367	2,666	19,903
Notes & accounts receivable	520	3,882	438	3,270
Deferred tax assets	280	2,090	225	1,680
Other current assets	352	2,628	341	2,545
Cash	270	2,016	344	2,568
Total current assets	**5,398**	**40,299**	**4,769**	**35,602**
TOTAL ASSETS	**10,271**	**76,678**	**9,206**	**68,727**
Shareholders' equity	2,547	19,015	2,287	17,074
Minority interests	262	1,956	167	1,247
Long-term interest-bearing borrowings	2,208	16,484	1,793	13,386
Accrued retirement benefits	287	2,143	465	3,471
Deferred tax liabilities	443	3,307	392	2,926
Other non-current liabilities	246	1,837	239	1,784
Total non-current liabilities	**3,184**	**23,771**	**2,889**	**21,567**
Short-term interest-bearing borrowings	2,257	16,850	2,148	16,035
Notes & accounts payable	935	6,980	779	5,816
Other current liabilities	1,086	8,106	936	6,988
Total current liabilities	**4,278**	**31,936**	**3,863**	**28,839**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**10,271**	**76,678**	**9,206**	**68,727**

(1) Figures in Euros are provided to facilitate understanding, converted from the figures expressed in yen (Nissan's operating currency) using the exchange rate at June 30, 2005 (133.95 yen = 1 Euro).

G. Valuation of Renault's investment in Nissan at stock market prices

Based on the quoted price at June 30, 2005 of 1,098 yens per share, Renault's investment in Nissan is valued at €16,427 million.

H. Renault - Nissan cooperation

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The main transactions between the two groups in first-half 2005 were the following:

Joint investments

Renault and Nissan finalised the development of the second common platform, the C platform (lower medium range), to be used for the future Megane and Almera. Work is in process on a third common platform, the D platform (upper medium range).

Renault and Nissan also share gearbox and engine development costs.

Vehicle manufacturing

In Mexico, Nissan supplies Renault with assembly services for the Clio, and also assembles the Platina model (Nissan badged Clio sedans). Production totalled 32,000 units in the first six months of 2005.

In Brazil, Renault supplies Nissan with assembly services for its Frontier pickup and X-Terra models (4,800 vehicles in first-half 2005).

In Spain, Nissan produced 40,000 Trafic models at its Barcelona plant over the period, a quarter of which are sold through the Nissan network.

In first-half 2005, Renault produced 7,200 Nissan-badged Masters and Kangoos, purchased by Nissan for sale through its own network.

Part sales

In Europe and Mexico, Renault supplies gearboxes and engines to Nissan.

In Europe, Renault supplies Nissan's Sunderland plant in the UK and Barcelona plant in Spain with gearboxes and engines produced at the plants in Cacia in Portugal, Valladolid in Spain and Cléon in France. These parts are used in Nissan's Micra, Almera, Tino and Primera.

In Mexico, Renault supplies engines and gearboxes to Nissan's Aguascalientes plant for the Clio and Platina.

In total Renault supplied some 170,000 gearboxes and 100,000 engines during the first half of 2005.

In South Korea, Nissan supplies Renault Samsung Motors with parts and engines used in the SM3, SM5 and SM7.

In France, Nissan supplies Renault with engines for the Master and Mascott.

Renault also uses Nissan's V6 3.5 litre petrol engine for the Vel Satis and the Espace, and a Nissan 4-wheel drive unit for the Kangoo.

Sales

Group Offices, run by Renault, have been set up at European level to facilitate exchanges of best practices for after-sales documentation and marketing studies.

At local level, local joint Group Offices, run by Renault, have been set up in four European countries: France, the UK, Spain and Italy. Front office operations remain separate for the two groups.

Seven single legal entities have been formed in Switzerland, the Netherlands, Germany, Austria, Slovenia, Croatia and Portugal. They belong to and are managed by Renault and occupy jointly-owned premises.

Similarly, Nissan markets Renault vehicles in Australia, China and the Gulf countries.

Total sales by Renault to Nissan and purchases by Renault from Nissan during the first half of 2005 amounted to an estimated €580 million and €620 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in the Renault and Nissan financial statements, and therefore generate no financial exchanges between the two Groups.

14 - Other investments accounted for by the equity method

Details of other investments accounted for by the equity method are as follows:

- Balance sheet value : €1,801 million at June 30, 2005 (€1,784 million at December 31, 2004),
- Renault's share in the net income of other investments accounted for by the equity method: €175 million for first-half 2005 (€134 million for first-half 2004 and €234 million for 2004).

The investment in Volvo represents most of these amounts:

€ million	Net goodwill	Share in net assets	Total
Dec. 31, 2004 [1]	23	1,625	1,648
Net income at June 30, 2005	-	167	167
Dividend distributed	-	(120)	(120)
Repurchase of Volvo own shares	18	(18)	
Translation adjustment and financial instruments revaluation reserves	-	(38)	(38)
June 30, 2005	41	1,616	1,657

(1) 2004 figures restated for compliance with IFRS.

Volvo owned 7.1% of its own shares at December 31, 2004. Following stock repurchases during the first six months of 2005, this figure rose to 8.4%. Some of this treasury stock was subsequently cancelled in May 2005.

Renault's investment in Volvo thus stood at 21.8% at June 30, 2005, against 21.5% at December 31, 2004.

Based on the Volvo share's quoted price of SEK 308 per A share and SEK 318 per B share at June 30, 2005, Renault's investment in Volvo is valued at €2,950 million.

15 - Non-current financial assets

€ million	June 30, 2005	Dec. 31, 2004 (1)
Investments in non-consolidated subsidiaries and affiliates	197	356
Other securities - non-current portion	1	36
Loans to subsidiaries and affiliates - non-current portion	45	36
Other loans - non-current portion	82	107
Other non-current financial assets	199	189
Derivatives on financing operations - non-current portion	420	319
Total	**944**	**1 043**

(1) 2004 figures restated for compliance with IFRS.

Other securities, loans and derivatives on financing operations classified as non-current financial assets are the financial assets of the automobile division maturing in more than one year.
Investments in non-consolidated subsidiaries and affiliates include shares in Renault Agriculture, owned 49% by the Group following disposal of 51% in April 2003. The 49% investment retained was deconsolidated as of the date of the agreement, since Renault does not exercise significant influence in the company.

16 - Inventories

€ million	June 30, 2005	Dec. 31, 2004 (1)
Gross value	6,655	5 632
Provisions	(499)	(490)
Net value	**6,156**	**5 142**

(1) 2004 figures restated for compliance with IFRS.

Provisions on inventories mainly concern finished products.

€ million	June 30, 2005	Dec. 31, 2004 (1)
Raw materials and supplies .	978	957
Work-in-progress	402	332
Finished goods - automobile	4,629	3,744
Other finished products	147	109
Net total	**6,156**	**5,142**

(1) 2004 figures restated for compliance with IFRS.

17 - Sales financing receivables

€ million	June 30, 2005	Dec. 31, 2004 (1)
Dealership receivables	4,608	4,338
Financing for end-users	12,446	11,847
Leasing and similar operations	4,480	4,229
Gross value	**21,534**	**20,414**
Provisions	(633)	(607)
Net value	**20,901**	**19,807**

(1) 2004 figures restated for compliance with IFRS.

18 - Automobile receivables

€ million	June 30, 2005	Dec. 31, 2004 (1)
Trade receivables, gross	2,455	1,979
Provisions	(108)	(101)
Net value	**2,347**	**1,878**

(1) 2004 figures restated for compliance with IFRS.

These receivables do not include accounts receivable from dealers, in France and certain other European countries, when they are assigned to the Group's sales financing companies together with the risk of non-recovery. In such cases, they are included in sales financing receivables. If the risk is not transferred, these items remain in trade receivables even though, from a legal point of view, the receivable itself has been assigned.

19 - Current financial assets

€ million	June 30, 2005	Dec. 31, 2004 (1)
Securities - current portion(2)	454	404
Loans of automobile division to subsidiaries and affiliates - current portion	297	330
Other loans - current portion	1,083	888
Derivatives on financing operations - current portion	744	452
Total	**2,578**	**2,074**

(1) 2004 figures restated for compliance with IFRS.

(2) The current portion of securities comprises securities that do not qualify as cash equivalents, mainly securities maturing more than three months after the acquisition date.

All securities, loans and derivatives on financing operations of the sales financing division are classified as current financial assets.

The current portion of securities, loans and derivatives on financing operations of the automobile division is the portion maturing within one year.

20 - Other current assets

€ million	June 30, 2005	Dec. 31, 2004 [1]
Prepaid expenses	183	183
Tax receivables	1,132	861
Other receivables	817	678
Derivatives on operating transactions	11	-
Total	**2,143**	**1,722**

(1) 2004 figures restated for compliance with IFRS.

21 - Cash and cash equivalents

€ million	June 30, 2005	Dec. 31, 2004 [1]
Securities qualifying as cash equivalents	666	127
Current accounts with banks, cash	6,073	5,394
Total	**6,739**	**5,521**

(1) 2004 figures restated for compliance with IFRS.

22 - Assets held for sale

All assets intended for sale at June 30, 2005 are items of property, plant and equipment. Since their net book value is not significant, they are not reported on a specific line of the balance sheet.

23 - Shareholders' Equity

A. Share capital

The total number of ordinary shares issued and fully paid-up at June 30, 2005 is 284,937 thousand, with par value of €3.81 per share (the total number and par value are unchanged from December 31, 2004).

Treasury shares do not bear dividends. They account for 3.53% of Renault's share capital at June 30, 2005 (3.82% at December 31, 2004).

B. Renault treasury shares

In accordance with decisions approved at the General Shareholders' Meetings of June 11, 1998, June 10, 1999, May 10, 2001, April 26, 2002 and April 29, 2003, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans awarded to Group managers and executives.

	June 30, 2005	Dec. 31, 2004 [1]
Total value of treasury shares (€ million)	478	509
Total number of treasury shares	10,065,531	10,880,990

(1) 2004 figures restated for compliance with IFRS.

C. Change in the financial instruments revaluation reserve

€ million	Cash flow hedges	Available for sale financial instruments	Total
Balance at December 31, 2004 [1]	122	(45)	77
Changes in fair value	(58)	23	(35)
Transfer to income statement [2]	-	(99)	(99)
Change in the financial instruments revaluation reserve	(58)	(76)	(134)
Balance at June 30, 2005	64	(121)	(57)

(1) 2004 figures restated for compliance with IFRS.
(2) €(3) million to net financial income and €(115) million to other operating income and expenses, and €19 million to taxes.

(2) €(3) million to net financial income and €(115) million to other operating income and expenses, and €19 million to taxes.

D. Distributions

At the General and Extraordinary Shareholders' Meeting of April 29, 2005, it was decided to distribute €494 million or €1.80 per share in dividends (compared to €383 million or €1.40 per share in 2004).

In view of Renault's interest in Nissan's capital and the treasury shares held, the dividend distribution recorded in shareholders' equity amounted to €459 million in 2005 (€357 million in 2004).

E. Translation adjustment

The change in translation adjustment over the half-year is as follows:

€ million	June 30, 2005	Dec. 31, 2004 [1]
Change in translation adjustement on the investment in Nissan accounted for by the equity method (note 13-E)	540	(337)
Impact, net of tax, of partial hedging of the investment in Nissan (note 13-E)	(88)	74
Total change in translation adjustment related to Nissan	452	(263)
Other changes in translation adjustment	163	47
Total change in translation adjustement	**615**	**(216)**

(1) 2004 figures restated for compliance with IFRS.

The impact of the translation of Nissan's financial statements, after adjustment for the partial hedging operations concerning the portion of Nissan's shareholders' equity expressed in yen, mainly relates to translation by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity.

24 - Provisions for Pensions and other long-term employee benefit obligations

A. Pension and benefit plans

Pensions and other long-term employee benefit obligations essentially concern current employees.

These benefits are covered either by contributions to defined-contribution plans or by defined-benefit plans.

Defined-contribution plans

The Group makes earnings-related payments, in accordance with local custom, to the national organisations responsible for paying old-age and similar financial benefits. There is no actuarial liability concerning these pension arrangements.

Defined-benefit plans

Provisions are established for this type of plan, mainly concerning indemnities payable upon retirement, but also covering:

- other payments upon retirement and supplementary pensions;
- other long-term benefits, chiefly long-service awards and flexible holiday entitlements;
- healthcare expense coverage.

Defined-benefit plans are sometimes covered by funds. These funds are subject to regular actuarial valuation by independent actuaries. The value of fund assets, if any, is deducted from the corresponding liability. In view of the amounts involved (€230 million at December 31, 2004), the Group's exposure to risk resulting from changes in these fund asset values is low.

B. Actuarial assumptions

The main actuarial assumptions used for the French companies are the following:

Retirement age	60 to 62
Salary increase	3%
Discount rate (1)	Between 4.8% and 5.5%

(1) The discount rate varies according to the maturity of liabilities.

C. Provision for pension and similar obligations

€ million	June 30, 2005	Dec. 31, 2004 (1)
French companies	748	707
Foreign companies	162	148
Total	**910**	**855**

(1) 2004 figures restated for compliance with IFRS.

The change in the provision since December 31, 2004 results from variations in vested rights, benefits paid out, contributions to the funds, and financial discounting of the liability.

25 - Provisions for risks and expenses

€ million	June 30, 2005	Dec. 31, 2004 (1)
Provisions for pension and similar obligations	910	855
Other provisions for risks and expenses, including:	2,271	2,221
Provisions for restructuring and workforce adjustment costs	*500*	*580*
Provisions for warranty costs	*821*	*738*
Provisions for tax risks and litigation	*355*	*348*
Other provisions	*595*	*555*
Total provisions for risks and expenses	3,181	3,076
Provisions for risks and expenses – long-term	2,236	2,166
Provisions for risks and expenses – short-term	945	910

(1) 2004 figures restated for compliance with IFRS.

All known litigation in which Renault or Group companies are involved is examined at each closing.

After seeking the opinion of legal advisors, any provisions deemed necessary are set aside to cover the estimated risk.

Changes in other provisions for risks and expenses

€ million	Restructuring provisions	Warranty provisions	Tax risks and litigation provisions	Other provisions	Total
At December 31, 2004 [1]	580	738	348	555	2,221
Increases	20	360	49	178	607
Reversals of provisions for application	(90)	(293)	(18)	(122)	(523)
Reversals of provisions no longer required	(7)	-	(28)	(25)	(60)
Changes in scope of consolidation	-	7	1	1	9
Translation adjustments and other changes	(3)	9	3	8	17
At June 30, 2005	500	821	355	595	2,271

(1) 2004 figures restated for compliance with IFRS.

At June 30, 2005, Other provisions for risks and liabilities include a €155 million provision established in application of environmental regulations (€139 million at December 31, 2004). These provisions principally concern environmental compliance costs for industrial land that the Group intends to sell (particularly on the Boulogne-Billancourt site) and expenses related to the EU directive on end-of-life vehicles (note 30-B.1).

The €178 million increase in other provisions for risks and expenses includes €109 million in respect of sales contracts with a buy-back clause (note 1-F) and €20 million for environment-related provisions.

26 - Financial liabilities

A. Financial liabilities – closing amounts

€ million	June 30, 2005	Dec. 31, 2004 [1]
Automobile division bonds – portion maturing in more than 1 year	4,059	4,140
Other automobile division interest-bearing borrowings – portion maturing in more than 1 year	766	729
Automobile division derivative liabilities on financing operations – portion maturing in more than 1 year	160	73
Renault redeemable shares	629	447
Diac redeemable shares and subordinated loans of the sales financing division	267	15
Non-current financial liabilities	5,881	5,404
Automobile division bonds – portion maturing within 1 year	552	493
Borrowings of the automobile division from subsidiaries and affiliates – portion maturing within 1 year	51	51
Other automobile division interest-bearing borrowings – portion maturing within 1 year	1,564	1,913
Automobile division derivative liabilities on financing operations – portion maturing within 1 year	376	41
Current financial liabilities of the automobile division	2,543	2,498
Current financial liabilities of the sales financing division – portion maturing within 1 year	9,831	9,245
Current financial liabilities of the sales financing division – portion maturing in more than 1 year	12,422	11,384
Current financial liabilities of the sales financing division	22,253	20,629

(1) 2004 figures restated for compliance with IFRS.

B. Redeemable shares

The redeemable shares, issued in October 1983 and April 1984 by Renault SA, can be redeemed with a premium on the sole initiative of Renault from 1998. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical Group structure and methods. The component related to sales revenues has been considered as an embedded derivative that cannot be valued separately. The return on redeemable shares, amounting to €9 million for first-half 2005 (€24 million in 2004), is included in interest expenses. These shares are listed on the Paris Stock Exchange, and traded at €561 on December 31, 2004 and €789 onJune 30, 2005 for par value of €153.

The return on Diac redeemable shares issued in 1985 comprises a fixed portion equal to the Annual Monetary Rate, and a variable portion calculated by multiplying an amount equal to 40% of the Annual Monetary Rate by the rate of increase in net consolidated profit of the Diac sub-group compared to the prior year.

C. Changes in bonds

Renault SA's €76 million bond issue of 1998 matured in April 2005.

RCI Banque also redeemed bonds for a total of €254 million in first-half 2005.

27 - Other current liabilities

€ million	June 30, 2005	Dec. 31, 2004 (1)
Tax liabilities	1,057	839
Social liabilities	1,397	1,410
Other liabilities	3,940	3,669
Deferred income	257	272
Derivatives on operating transactions	-	-
Total	6,651	6,190

(1) 2004 figures restated for compliance with IFRS.

28 - Financial instruments

Management of financial risks

The specialist subsidiary Renault Finance handles the automobile division's short-term interbank investments. It is also Nissan's counterparty in derivatives trading to hedge exchange, interest rate and commodity risks.

A. Foreign exchange risks

The Automobile division is exposed to foreign exchange risks in the course of its industrial and commercial business. These risks are monitored and centralised by Renault's Cash and Financing department.

It is Renault's general policy not to hedge operating cash flows in foreign currencies.

Automobile subsidiaries' financing cash flows in foreign currencies are hedged in the same currencies.

Equity investments are not hedged, except for the portion of Nissan's equity expressed in yen, totalling 440 billions of yen at June 30, 2005 (note 13-E).

Renault Finance may undertake operations unrelated to operating cash flows on its own behalf, primarily to maintain the Group's expertise on the financial markets. This has no significant impact on Renault's consolidated results.

B. Interest rate risk

The Renault group's exposure to interest rate risk mainly concerns the sales financing business of RCI Banque and its subsidiaries.

Interest rate risk is monitored using a methodology common to the entire RCI group, to allow overall management of interest rate risks at consolidated group level. Exposure is assessed daily and hedging is systematic.

Renault Finance carries out interest rate transactions on its own behalf, within strictly defined risk limits.

C. Counterparty risk

The Group only does business on the financial and banking markets with quality counterparties, and is not subject to any significant risk concentration.

The various Group entities' counterparty risk is managed using a scoring system, based principally on their long-term credit rating and equity level. For Group companies with significant exposure, compliance with authorised limits is monitored on a daily basis under strict internal control procedures.

D. Liquidity risk

The automobile division is financed via the capital markets, through:

- long-term resources (bond issues, private placements, etc),
- short-term bank loans or commercial paper issues to cover requirements relating to the operating cycle,
- confirmed renewable credit facilities.

The documentation for these credit facilities contains no clause that might adversely affect credit availability as a result of a change in Renault's credit rating.

At all times, RCI Banque has sufficient financial resources at its disposal to guarantee continuity of business, without calling on the Automobile division, in compliance with strict internal standards.

E. Commodity risk

Renault's Purchases department hedges part of its commodity risks using financial instruments such as forward purchases contracts, purchase options and tunnel contracts. These hedges concern physical purchasing operations required by the factories, and are subject to volume and time constraints. The Group does not take any speculative positions on metals.

At June 30, 2005, outstanding commodity hedges concerned certain purchases of copper and aluminium.

29 - Cash flows

A. Cash flow

€ million	First-half 2005	First-half 2004[1]	Year 2004[1]
Net effects of sales financing credit losses	74	83	155
(Gains) losses on asset disposals	(299)	(55)	(104)
Change in fair value of redeemable shares	174	89	170
Deferred taxes	174	85	95
Other	(28)	43	91
Other unrealised income and expenses	**95**	**245**	**407**

(1) 2004 figures restated for compliance with IFRS.

B. Cash flows from operating activities

€ million	First-half 2005	First-half 2004[1]	Year 2004[1]
Bond issuance by the sales financing division	-	700	1,100
Bond redemption by the sales financing division (note 26-C)	(254)	(250)	(1,050)
Net change in other financial liabilities of the sales financing division	1,904	-	667
Net increase in other securities and loans of the sales financing division	(3)	191	227
Net change in financial assets and liabilities of the sales financing division	**1,647**	**641**	**944**
Decrease (increase) in inventories	(816)	(311)	(116)
Decrease (increase) in trade receivables of the Automobile division	(401)	(271)	161
Decrease (increase) in other assets	(802)	(47)	59
Increase (decrease) in trade payables	1,399	541	53
Increase (decrease) in other liabilities	1,011	831	270
Decrease (increase) in working capital	**391**	**743**	**427**

(1) 2004 figures restated for compliance with IFRS.

C. Cash flows from investing activities

Capital expenditure

€ million	First-half 2005	First-half 2004[1]	Year 2004[1]
Purchases of intangible assets (note 11-B)	(442)	(367)	(791)
Purchases of property, plant and equipment (note 12-B)	(1,386)	(1,379)	(3,171)
Total purchases	**(1,828)**	**(1,746)**	**(3,962)**
Deferred payments	(159)	14	39
Total capital expenditure	**(1,987)**	**(1,732)**	**(3,923)**

(1) 2004 figures restated for compliance with IFRS.

Disposals and other

€ million	First-half 2005	First-half 2004[1]	Year 2004[1]
Disposal of investments, net of cash transferred	62	5	10
Proceeds from disposal of property, plant and equipment and intangibles	537	298	607
Net (increase) decrease in other non-current financial assets	3	3	24
Disposals and other	**602**	**306**	**641**

(1) 2004 figures restated for compliance with IFRS.

30 - Off-balance sheet commitments and contingent liabilities

Renault enters into a certain number of commitments in the course of its business, some of which (e.g. retirement and other personnel benefits, litigations...) are covered by provisions.

Details of off-balance sheet commitments and contingencies are provided below.

A. Ordinary operations

The amount of foreign exchange and interest rate risks, and the fair value of financial instruments, are discussed in the notes to the 2004 consolidated financial statements. There has been no significant change since then in the Group's practices concerning financial statements.

The Group is also committed for the following amounts:

€ million	June 30, 2005	Dec. 30, 2004 (1)
Customer guarantees and endorsements (sales financing)	-	81
Other guarantees given	475	524
Opening of confirmed credit lines for customers	2,393	2,221
Firm investment orders	850	695
Lease commitments	1,047	1,114
Assets pledged or mortgaged	206	186

(1) 2004 figures restated for compliance with IFRS.

B. Special operations

Special operations are discussed in the notes to the consolidated financial statements for 2004. The main such operations are described below.

The Group has entered into no significant new commitment during the first half of 2005.

B.1. End-of-life vehicles

Under EC directive 2000/53/EC concerning end-of-life vehicles, published in September 2000, EU member states will be obliged to take measures to ensure that:

- vehicles at the end of their useful life can be transferred to an approved processing centre free of charge to the last owner,
- specific progressive targets are met concerning the re-use rate for vehicle components (with priority given to recycling) and the value of components that can be re-used.

This directive concerns vehicles put on the market since July 1, 2002, and will be extended to apply to all vehicles on the road by January 1, 2007.

The Group establishes provisions in relation to the corresponding cost on a country-by-country basis, as the Directive is incorporated into national laws and when the procedures for recycling operations are defined. These provisions are regularly reviewed to ensure they take account of changes in each country's situation.

For countries where the legislation is not yet complete, until the laws are in existence, it is impossible to accurately determine whether the Group will have to bear a residual cost.

B.2. Disposal of used tyres in France

The French decree n°2000-1563 of December 24, 2002 on the disposal of used tyres prescribes the technical and financial procedures for collection and processing of used tyres.

As the Group is not able to estimate the potential financial impact of this decree, no provision has been recorded in connection with this matter.

31 - Consolidated companies

FULLY CONSOLIDATED COMPANIES

Renault Group's interest (%)		June 30, 2005	Dec. 31, 2004
AUTOMOBILE			
Renault SAS	France	100	100
Mecanizacion Contable S.A. (Meconsa)	Spain	100	100
Renault Développement Industriel et Commercial (RDIC)	France	100	100
Renault Espana SA and subsidiaries	Spain	100	100
Renault Group BV	Netherlands	100	100
Société Immobilière Renault Habitation (SIRHA)	France	100	100
Technologie et Exploitation Informatique (TEI)	France	100	100
Vehicle Engineering and Manufacturing			
Auto Châssis International (ACI) Le Mans	France	100	100
Auto Châssis International (ACI) Romania	Romania	100	100
Auto Châssis International (ACI) Valladolid	Spain	100	-
Auto Châssis International (ACI) Villeurbanne	France	100	100
CACIA	Portugal	100	100
Emboutissage Tôlerie Gennevilliers (ETG)	France	100	100
Fonderie le Mans	France	100	100
IDVU	France	100	100
Maubeuge Construction Automobile (MCA)	France	100	100
Renault Industrie Belgique (RIB)	Belgium	100	100
SCI Parc Industriel du Mans	France	100	100
SNC Renault Cléon	France	100	100
SNC Renault Douai	France	100	100
SNC Renault Flins	France	100	100
SNC Renault Le Mans	France	100	100
SNC Renault Sandouville	France	100	100
Société des Automobiles Alpine Renault	France	100	100
Société de Magasinage et de Gestion des Stocks	France	100	100
Société de Transmissions Automatiques	France	80	80
Société de Véhicules Automobiles de Batilly (SOVAB)	France	100	100
Other companies			
Arkanéo	France	100	100
Car life Siège and subsidiaries	France	100	100
France Services Rapides and subsidiary	France	100	100
Groupe SNR (Société Nouvelle de Roulements)	France	100	100
Grigny Ltd	United Kingdom	100	100
Renault F1 Team Ltd	United Kingdom	100	100
Sales - France			
Renault France Automobiles (RFA) and subsidiaries	France	100	100
Sales - Europe			
Renault Amsterdam	Netherlands	100	100
Renault Belgique Luxembourg	Belgium	100	100
Renault Ceska Republica	Cezch Republic	100	100
Renault Croatia	Croatia	100	100
Renault Espana Comercial S.A. (RECSA) and subsidiaries	Spain	100	100
Renault Hungaria	Hungary	100	100
Renault Italia and subsidiaries	Italy	100	100
Renault Nissan Deutsche AG and subsidiaries	Germany	100	100

FULLY CONSOLIDATED COMPANIES (continued)

Renault Group's interest (%)		June 30, 2005	Dec. 31, 2004
Sales - Europe (continued)			
Renault Nissan Nederland	Netherlands	100	100
Renault Nissan Suisse SA	Switzerland	100	100
Renault Nissan Osterreich	Austria	100	100
Renault Polska	Poland	100	100
Renault Portuguesa	Portugal	100	100
Renault Retail Group	United Kingdom	100	100
Renault Nissan Roumanie	Romania	100	100
Renault Slovakia	Slovakia	100	100
Renault Slovenia d.o.o.	Slovenia	100	100
Renault U.K	United Kingdom	100	100
Renault Vienne	Austria	100	100
International Operations and Asia - Pacific			
AFM Industrie	Russia	100	100
Avtoframos	Russia	76	76
Dacia and subsidiaries	Romania	99	99
Sociedad de Fabricacion de Automotores (Sofasa) (1)	Colombia	60	60
Oyak Renault Otomobil Fabrikalari	Turkey	52	52
Renault Algérie	Algeria	100	100
Renault Corporativo S.A. de C.V.	Mexico	100	100
Renault Industrie Roumanie	Romania	100	-
Renault Maroc	Morocco	80	80
Renault Mexico	Mexico	100	100
Renault Samsung Motors	South Korea	70	70
Renault South Africa	South Africa	51	-
Renault Vénézuela	Venezuela	100	100
Revoz	Slovenia	100	100
Mercosur			
Cofal	Luxembourg	77	77
Groupe Renault Argentina	Argentina	78	67
Renault do Brasil LTDA	Brazil	78	78
Renault do Brasil SA	Brazil	77	77
After-sales			
SODICAM 2	France	100	100
French Investment Financing Companies			
Société Immobilière de Construction Française pour l'Automobile et la Mécanique (SICOFRAM) and subsidiary	France	100	100
Société Immobilière d'Epone	France	100	100
Société Immobilière pour l'Automobile et la Mécanique (SIAM)	France	100	100
Holding companies and other Credit Institutions			
Motor Reinsurance Company	Luxembourg	100	100
Renault Holding (merged with Renault Finance in 2005)	Switzerland	-	100
Renault Finance	Switzerland	100	100
Société Financière et Foncière (SFF)	France	100	100



FULLY CONSOLIDATED COMPANIES (continued)

Renault Group's interest (%)		June 30, 2005	Dec. 31, 2004
SALES FINANCING			
Sales financing - France			
DIAC	France	100	100
Diac Location	France	100	100
Compagnie de Gestion Rationnelle (COGERA)	France	100	100
RCI Banque	France	100	100
Société de Gestion, d'Exploitation de Services en Moyens Administratifs (SOGESMA)	France	100	100
Sales financing - outside France			
Accordia Espana SA	Spain	100	100
Consorcio Renault do Brasil	Brazil	100	100
Nissan Finance Ltd	United Kingdom	100	100
RCI Finance CZ sro and subsidiary	Czech Republic	100	-
RCI Financial Services Belgique	Belgium	100	100
RCI Financial Services BV	Netherlands	100	100
RCI Finanzholding Gmbh	Germany	100	100
RCI Gest SCA and subsidiaries	Portugal	100	100
RCI Leasing Gmbh	Germany	100	100
Refactor	Italy	100	100
Renault Autofin SA	Belgium	100	100
RCI Banque AG	Austria	100	100
RCI Bank Polska	Poland	100	-
RCI Finantare Romania	Romania	100	100
Renault Crédit SA	Switzerland	100	100
Renault Credit Polska	Poland	100	100
Renault Financiaciones	Spain	100	100
RNC (ex Accordia)	Italy	100	100
Holding Companies and Other Credit Institutions			
Renault Acceptance Gmbh	Germany	100	100
Renault Acceptance Ltd	United Kingdom	100	100
Service companies			
ARTIDA	Spain	100	100
Overlease Espagne	Spain	100	100
RCI Gest Seguros	Portugal	100	100
RCI Versicherungs Service Gmbh	Germany	100	100
Réalisation, Etudes, Courtage et Assurances (RECA)	France	100	100
Renault do Brasil S/A Corr. de Seguros	Brazil	100	100
Renault Services SA	Belgium	100	100
Société Internationale de Gestion et de Maintenance Automobile (SIGMA)	France	100	100

Proportionately consolidated companies

Renault Group's interest (%)		June 30, 2005	Dec. 31, 2004
AUTOMOBILE			
Vehicle Engineering and Manufacturing			
Française de Mécanique	France	50	50
GIE TA 96	France	50	50
SALES FINANCING			
CFI Renault do Brasil	Brazil	60	60
Cia Arrademento Mercantil Renault do Brasil	Brazil	60	60
RCI Leasing Romania	Romania	50	50
Renault Credit Car	Belgium	50	50
Renault Credit RT	Hungary	50	-
Renault Financial Services Ltd (RFS)	United Kingdom	50	50
ROMBO Compania Financiera	Argentina	60	60
RCI Leasing CZ sro	Czech Republic	50	-
Sygma Finance	France	50	50
Overlease Italia	Italy	49	49

Companies accounted for by the equity method

Renault Group's interest (%)		June 30, 2005	Dec. 31, 2004 (1)
AUTOMOBILE			
Volvo Group	Sweden	21,8	21,5
Nissan Group	Japan	45,9	45,8
MAIS	Turkey	49	49
SALES FINANCING			
Nissan Renault Finance Mexico	Mexico	15	-
Nissan Renault Wholesale Mexico	Mexico	15	15

(1) 2004 figures restated for compliance with IFRS.

32 - Comparative consolidated financial statements under previous policies and IFRS



A - Comparison of consolidated income statements (previous policies/IFRS) for first-half 2004 and the full year 2004

€ million	1st half 2004			Year 2004		
	As published after restatement of Nissan's contrib.	Total impacts of transition to IFRS	Under IFRS after restatement of Nissan's contrib.	As published, excl. additional Nissan quarter	Total impacts of transition to IFRS	Under IFRS excl. additional Nissan quarter
Sales of goods and services	19,771	(174)	19,597	38,772	(220)	38,552
Sales financing revenues	990	(93)	897	1,943	(203)	1,740
Revenues	**20,761**	**(267)**	**20,494**	**40,715**	**(423)**	**40,292**
Cost of goods and services sold	(15,794)	156	(15,638)	(31,162)	201	(30,961)
Cost of sales financing	(597)	87	(510)	(1,171)	181	(990)
Research and development expenses	(739)	(159)	(898)	(1,383)	(293)	(1,676)
Selling, general and administrative expenses	(2,356)	14	(2,342)	(4,581)	31	(4,550)
Operating margin	**1,275**	**(169)**	**1,106**	**2,418**	**(303)**	**2,115**
Other operating income and expenses	(70)	20	(50)	(270)	27	(243)
Operating income	**1,205**	**(149)**	**1,056**	**2,148**	**(276)**	**1,872**
Interest income (expenses)	12	-	12	(22)	-	(22)
Repurchase of redeemable shares	(343)	222	(121)	(343)	222	(121)
Other financial income and expenses, net	27	(139)	(112)	17	(205)	(188)
Financial income (expense)	**(304)**	**83**	**(221)**	**(348)**	**17**	**(331)**
Share in net income (loss) of companies accounted for by the equity method	**1,073**	**(45)**	**1,028**	**2,020**	**(97)**	**1,923**
Nissan	*930*	*(36)*	*894*	*1,767*	*(78)*	*1,689*
other companies accounted for by the equity method	*143*	*(9)*	*134*	*253*	*(19)*	*234*
Pre-tax income	**1,974**	**(111)**	**1,863**	**3,820**	**(356)**	**3,464**
Current and deferred taxes	(423)	13	(410)	(634)	73	(561)
Net income	**1,551**	**(98)**	**1,453**	**3,186**	**(283)**	**2,903**
Net income – Minority interests' share	47		47	67	-	67
Net income – Renault share	**1,504**	**(98)**	**1,406**	**3,119**	**(283)**	**2,836**
Earnings per share in €[1]	5.66	(0.12)	5.53	11.73	(0.57)	11.16
Diluted earnings per share in €[1]	5.66	(0.16)	5.50	11.73	(0.63)	11.10
Number of shares outstanding (in thousands)						
for calculation of earnings per share	*265,960*	*(11,926)*	*254,034*	*265,960*	*(11,792)*	*254,168*
for calculation of diluted earnings per share	*265,960*	*(10,268)*	*255,692*	*265,960*	*(10,525)*	*255,435*

(1) Net income - Renault share divided by number of shares staded.

B - Comparison of consolidated balance sheets (previous policies/IFRS) at December 31, 2004

€ million	Dec. 31, 2004 under previous accounting policies	Total impacts of transition to IFRS	Dec. 31, 2004 under IFRS
ASSETS			
Non-current assets			
Intangible assets	1,969	688	2,657
Property, plant and equipment	10,595	1,002	11,597
Investments in companies accounted for by the equity method	9,992	(279)	9,713
Nissan	*8,259*	*(330)*	*7,929*
Other companies accounted for by the equity method	*1,733*	*51*	*1,784*
Non-current financial assets	1,116	(73)	1,043
Deferred tax assets	451	114	565
Other non-current assets	91	(35)	56
Total non-current assets	**24,214**	**1,417**	**25,631**
Current assets			
Inventories	5,142	-	5,142
Sales financing receivables	20,633	(826)	19,807
Automobile receivables	1,878	-	1,878
Current financial assets	1,578	496	2,074
Other current assets	1,976	(254)	1,722
Cash and cash equivalents	5,521	-	5,521
Total current assets	**36,728**	**(584)**	**36,144**
TOTAL ASSETS	**60,942**	**833**	**61,775**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	**16,444**	**(580)**	**15,864**
Non-current liabilities			
Deferred tax liabilities	220	234	454
Provisions for risks and expenses - long-term	2,137	29	2,166
Non-current financial liabilities	4,858	546	5,404
Other non-current liabilities	442	(16)	426
Total non-current liabilities	**7,657**	**793**	**8,450**
Current liabilities			
Provisions for risks and expenses - short-term	926	(16)	910
Financial liabilities of the Sales financing division	20,355	274	20,629
Current financial liabilities of the Automobile division	2,377	121	2,498
Trade payables	7,234	-	7,234
Other current liabilities	5,949	241	6,190
Total current liabilities	**36,841**	**620**	**37,461**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**60,942**	**833**	**61,775**

C - Changes in consolidated Shareholders' equity, 2004

€ million	Share capital and premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves	Net income (Group share)	Shareholders' equity (Group share)	Minority interests	Total shareholders' equity
Opening balance at January 1, 2004 under IFRS	**4,539**	**(519)**	**(35)**	**-**	**6,618**	**2,480**	**13,083**	**395**	**13,478**
Allocation of 2003 net income	-	-	-	-	2,480	(2,480)	-	-	-
Impact of changes in the revaluation of financial intruments	-	-	112	-	-	-	112	-	112
Impact of the change in treasury shares	-	11	-	-	-	-	11	-	11
Cost of stock option plans	-	-	-	-	11	-	11	-	11
Distributions	-	-	-	-	(357)	-	(357)	(35)	(392)
Change in translation adjustment	-	-	-	(216)	-	-	(216)	8	(208)
Impact of change in scope of consolidation and increase in capital for the minority interests	-	-	-	-	-	-	-	(51)	(51)
Net income 2004 under IFRS	-	-	-	-	-	2,836	2,836	67	2,903
Closing balance at Dec. 31, 2004 under IFRS	**4,539**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**

D - Comparison of statements of cash flows (previous policies/IFRS) for first-half 2004 and the full year 2004

€ million	1st half 2004			Year 2004		
	As published after restatement of Nissan's contrib	Total impacts of transition to IFRS	Under IFRS after restatement of Nissan's contrib	As published excl. additional Nissan quarter	Total impacts of transition to IFRS (1)	Under IFRS excl additional Nissan
Renault net income	1,551	(98)	1,453	3,186	(283)	2,903
Depreciation and amortisation	1,185	229(2)	1,414	2,266	486	2,752
Net allocations to long-term provisions	101	-	101	224	(4)	220
Net effects of sales financing credit loss	83	-	83	155	-	155
Proceeds on asset disposals	(55)	-	(55)	(117)	13	(104)
Share in net income (loss) of companies accounted for by the equity method (net of dividends received)	(698)	45	(653)	(1,467)	96	(1,371)
Repurchase of redeemable shares	343	(222)	121	343	(222)	121
Change in fair value of redeemable shares	-	89	89	-	170	170
IAS 39 Financial instruments	-	39	39	-	30	30
IFRS 2 Share-based payments	-	4	4	-	11	11
Deferred taxes	98	(13)	85	168	(73)	95
Other	-	-	-	50	-	50
Cash flow	2,608	73	2,681	4,808	224	5,032
(Increase) decrease in sales financing receivables	(870)	66	(804)	(1,202)	74	(1,128)
Net change in financial assets and liabilities of the sales financing division	641		641	944	-	944
Decrease (increase) in working capital	734	9	743	407	20	427
CASH FLOWS FROM OPERATING ACTIVITIES	3,113	148	3,261	4,957	318	5,275
CASH FLOWS FROM INVESTING ACTIVITIES	(1,342)	(148)	(1,490)	(3,107)	(302)	(3,409)
CASH FLOWS FROM FINANCING ACTIVITIES	(469)		(469)	(861)	(16)	(877)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,302		1,302	989	-	989
Cash and cash equivalents: opening balance	4,276		4,276	4,276	-	4,276
Increase	1,302		1,302	989	-	989
Effect of changes in scope of consolidation and exchange rate	119		119	256	-	256
Cash and cash equivalents: closing balance	5,697		5,697	5,521	-	5,521

(1) For an analysis of the transition to IFRS concerning 2004 net income, see chapter 3.1.4.2 of the 2004 annual report.

(2) Amortisation of development expenses : €159 million, borrowing costs: €(2) million, goodwill: €(17) million; impacts of IAS 17: €89 million.

E - Comparison of information by division (previous policies/IFRS) for 2004

E1 - Income statement items by division

€ million	Automobile	Sales Financing	Interdivision transactions [2]	Consolidated total
1st half 2004 as published [1]				
External sales	19,708	1,053	-	20,761
Interdivision sales	307	91	(398)	-
Revenues	**20,015**	**1,144**	**(398)**	**20,761**
Operating margin	**1,088**	**221**	**(34)**	**1,275**
Operating income	1,020	219	(34)	1,205
Financial income	(305)	2	(1)	(304)
Share in net income (loss) of companies accounted for by the equity method [1]	1,073	-	-	1,073
Current and deferred taxes	(351)	(84)	12	(423)
Net income	**1,437**	**137**	**(23)**	**1,551**

€ million	Automobile	Sales Financing	Interdivision transactions [2]	Consolidated total
Impact of transition to IFRS				
External sales	(174)	(93)	-	(267)
Interdivision sales	(147)	(7)	154	-
Revenues	**(321)**	**(100)**	**154**	**(267)**
Operating margin	**(187)**	**1**	**17**	**(169)**
Operating income	(168)	2	17	(149)
Financial income	83	-	-	83
Share in net income (loss) of companies accounted for by the equity method [1]	(45)	-	-	(45)
Current and deferred taxes	21	(2)	(6)	13
Net income	**(109)**	**-**	**11**	**(98)**

€ million	Automobile	Sales Financing	Interdivision transactions [2]	Consolidated total
1st half 2004 under IFRS				
External sales	19,534	960	-	20,494
Interdivision sales	160	84	(244)	-
Revenues	**19,694**	**1,044**	**(244)**	**20,494**
Operating margin	**901**	**222**	**(17)**	**1,106**
Operating income	852	221	(17)	1,056
Financial income	(222)	2	(1)	(221)
Share in net income (loss) of companies accounted for by the equity method [1]	1,028	-	-	1,028
Current and deferred taxes	(330)	(86)	6	(410)
Net income	**1,328**	**137**	**(12)**	**1,453**

(1) After restatement of Nissan's contribution.
(2) Interdivision transactions are carried out under near-market conditions.

€ million	Automobile	Sales Financing	Interdivision transactions[2]	Consolidated total
2004 as published[1]				
External sales	38,645	2,070	-	40,715
Interdivision sales	549	249	(798)	-
Revenues	**39,194**	**2,319**	**(798)**	**40,715**
Operating margin	**1,965**	**444**	**9**	**2,418**
Operating income	1,710	429	9	2,148
Financial income	(250)	3	(101)	(348)
Share in net income (loss) of companies accounted for by the equity method[1]	2,020	-	-	2,020
Current and deferred taxes	(460)	(171)	(3)	(634)
Net income	**3,020**	**261**	**(95)**	**3,186**

€ million	Automobile	Sales Financing	Interdivision transactions[2]	Consolidated total
Impact of transition to IFRS				
External sales	(219)	(204)	-	(423)
Interdivision sales	(247)	(15)	262	
Revenues	**(466)**	**(219)**	**262**	**(423)**
Operating margin	**(325)**	**17**	**5**	**(303)**
Operating income	(298)	17	5	(276)
Financial income	18	(1)	-	17
Share in net income (loss) of companies accounted for by the equity method[1]	(97)	-	-	(97)
Current and deferred taxes	82	(6)	(3)	73
Net income	**(295)**	**10**	**2**	**(283)**

€ million	Automobile	Sales Financing	Interdivision transactions[2]	Consolidated total
2004 under IFRS				
External sales	38,426	1,866	-	40,292
Interdivision sales	302	234	(536)	-
Revenues	**38,728**	**2,100**	**(536)**	**40,292**
Operating margin	**1,640**	**461**	**14**	**2,115**
Operating income	1,412	446	14	1,872
Financial income	(232)	2	(101)	(331)
Share in net income (loss) of companies accounted for by the equity method[1]	1,923	-	-	1,923
Current and deferred taxes	(378)	(177)	(6)	(561)
Net income	**2,725**	**271**	**(93)**	**2,903**

(1) After restatement of Nissan's contribution.
(2) Interdivision transactions are carried out under near-market conditions.

E2 - Balance sheet items by division

€ million	December 31, 2004 as published			
	Automobile	Sales Financing	Interdivision transactions[1]	Consolidated total
ASSETS				
Non-current assets				
Property, plant and equipment and intangibles	11,991	760	(187)	12,564
Investments in companies accounted for by the equity method	9,992	-	-	9,992
Non-current financial assets	3,226	14	(2,124)	1,116
Deferred tax assets	292	97	62	451
Other non-current assets	51	40	-	91
Current assets				
Inventories	5,130	12	-	5,142
Customer receivables	1,988	20,967	(444)	22,511
Current financial assets	1,676	526	(624)	1,578
Other current assets	1,425	665	(114)	1,976
Cash and cash equivalents	4,451	1,074	(4)	5,521
TOTAL ASSETS	**40,222**	**24,155**	**(3,435)**	**60,942**
LIABILITIES				
Shareholders' equity	**16,476**	**1,717**	**(1,749)**	**16,444**
Non-current liabilities				
Deferred tax and long-term provisions for risks and expenses	2,158	154	45	2,357
Non-current financial liabilities	4,843	15	-	4,858
Other non-current liabilities	375	67	-	442
Current liabilities				
Short-term provisions for risks and expenses	857	69	-	926
Current financial liabilities	2,911	21,339	(1,518)	22,732
Trade payables	7,307	-	(73)	7,234
Other current liabilities	5,295	794	(140)	5,949
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**40,222**	**24,155**	**(3,435)**	**60,942**

(1) Interdivision transactions are carried out under near-market conditions.

Impact of transition to IFRS				December 31, 2004 under IFRS			
Automobile	Sales Financing	Interdivision transactions[1]	Consolidated total	Automobile	Sales Financing	Interdivision transactions[1]	Consolidated total
1,823	(232)	99	1,690	13,814	528	(88)	14,254
(279)	-	-	(279)	9,713	-	-	9,713
29	(2)	(100)	(73)	3,255	12	(2,224)	1,043
117	30	(33)	114	409	127	29	565
(8)	(27)	-	(35)	43	13	-	56
-	-	-	-	5,130	12	-	5,142
-	(821)	(5)	(826)	1,988	20,146	(449)	21,685
150	346	-	496	1,826	872	(624)	2,074
(3)	953	(1,204)	(254)	1,422	1,618	(1,318)	1,722
-	-	-	-	4,451	1,074	(4)	5,521
1,829	247	(1,243)	833	42,051	24,402	(4,678)	61,775
(643)	**97**	**(34)**	**(580)**	**15,833**	**1,814**	**(1,783)**	**15,864**
181	82	-	263	2,339	236	45	2,620
546	-	-	546	5,389	15	-	5,404
-	(16)	-	(16)	375	51	-	426
(11)	(5)	-	(16)	846	64	-	910
121	279	(5)	395	3,032	21,618	(1,523)	23,127
			-	7,307	-	(73)	7,234
1,635	(190)	(1,204)	241	6,930	604	(1,344)	6,190
1,829	247	(1,243)	833	42,051	24,402	(4,678)	61,775

E3 - Cash flow statement items by division

€ million	Automobile	Sales Financing	Interdivision transactions (1)	Consolidated total
	1st half, 2004 as published			
Cash flow	2,365	306	(63)	2,608
Increase (decrease) in sales financing receivables		(1,012)	142	(870)
Net change in financial assets and liabilities of the sales financing division		783	(142)	641
Change in working capital	672	64	(2)	734
Cash flows from operating activities	**3,037**	**141**	**(65)**	**3,113**
Purchase of property, plant and equipment, net of disposals	(822)	(162)	65	(919)
Purchase of intangibles, net of disposals	(366)	(1)		(367)
Acquisition of investments, net of disposals	(58)	(1)		(59)
Net change in other non-current financial liabilities	3			3
Cash flows from investing activities	**(1,243)**	**(164)**	**65**	**(1,342)**
Shareholder financing, net of dividends	(400)	(1)	1	(400)
Net change in financial assets and liabilities of the automobile division	(68)		(1)	(69)
Cash flows from financing activities	**(468)**	**(1)**	**-**	**(469)**
Increase (decrease) in cash and cash equivalents	**1,326**	**(24)**	**-**	**1,302**

€ million	Automobile	Sales Financing	Interdivision transactions (1)	Consolidated total
	Full year 2004 as published			
Cash flow	4,351	609	(152)	4,808
Increase (decrease) in sales financing receivables		(1,190)	(12)	(1,202)
Net change in financial assets and liabilities of the sales financing division		892	52	944
Change in working capital	401	37	(31)	407
Cash flows from operating activities	**4,752**	**348**	**(143)**	**4,957**
Purchase of property, plant and equipment, net of disposals	(2,035)	(270)	82	(2,223)
Purchase of intangibles, net of disposals	(788)	(3)		(791)
Acquisition of investments, net of disposals	(109)	(8)		(117)
Net change in other non-current financial liabilities	24			24
Cash flows from investing activities	**(2,908)**	**(281)**	**82**	**(3,107)**
Shareholder financing, net of dividends	(400)	(100)	100	(400)
Net change in financial assets and liabilities of the automobile division	(464)		3	(461)
Cash flows from financing activities	**(864)**	**(100)**	**103**	**(861)**
Increase (decrease) in cash and cash equivalents	**980**	**(33)**	**42**	**989**

(1) Interdivision transactions are carried out under near-market conditions.

Impact of transition to IFRS				1st half, 2004 under IFRS			
Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total	Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total
115	(70)	28	73	2,480	236	(35)	2,681
	66		66	-	(946)	142	(804)
			-	-	783	(142)	641
43	(34)		9	715	30	(2)	743
158	**(38)**	**28**	**148**	**3,195**	**103**	**(37)**	**3,261**
(158)	38	(28)	(148)	(980)	(124)	37	(1,067)
			-	(366)	(1)	-	(367)
			-	(58)	(1)	-	(59)
			-	3	-	-	3
(158)	**38**	**(28)**	**(148)**	**(1,401)**	**(126)**	**37**	**(1,490)**
			-	(400)	(1)	1	(400)
			-	(68)		(1)	(69)
-	-	-	-	**(468)**	**(1)**		**(469)**
-	-	-	-	1,326	(24)		1,302

Impact of transition to IFRS				Year 2004 under IFRS			
Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total	Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total
245	(72)	51	224	4,596	537	(101)	5,032
	58	16	74	-	(1,132)	4	(1,128)
				-	892	52	944
131	(111)		20	532	(74)	(31)	427
376	**(125)**	**67**	**318**	**5,128**	**223**	**(76)**	**5,275**
(376)	125	(51)	(302)	(2,411)	(145)	31	(2,525)
				(788)	(3)		(791)
				(109)	(8)		(117)
				24	-	-	24
(376)	**125**	**(51)**	**(302)**	**(3,284)**	**(156)**	**31**	**(3,409)**
				(400)	(100)	100	(400)
		(16)	(16)	(464)		(13)	(477)
		(16)	**(16)**	**(864)**	**(100)**	**87**	**(877)**
				980	(33)	42	989

F - Analysis of the restatement of Nissan's contribution

Renault's 2004 financial statements included five quarters for Nissan covering the period October 1, 2003 to December 31, 2004. The half-year financial statements at June 30, 2004 included Nissan's net income for the six months October 1, 2003 to March 31, 2004.

IAS 28 "Investments in associates" requires accounting periods to be consistent from one year to the next. The Renault Group therefore decided to consolidate Nissan's net income over the 12-month period January 1 - December 31, 2004, and the six-month period January 1, 2004 - June 30, 2004 for the half-year financial statements.

The Nissan quarter covering the period October 1-December 31, 2003 and contributing €432 million, has thus been eliminated from the net income of companies accounted for by the equity method and included in shareholders' equity at January 1, 2004.

The first-half financial statements at June 30, 2004 have been restated by "replacing" the Nissan half-year October 1, 2003 - March 31, 2004 by the period January 1 - June 30, 2004.

The impacts of these restatements on the consolidated financial statements are detailed in the table below.

The value of the investment in Nissan accounted for by the equity method is consequently reduced, from €7,219 million to €7,086 million at January 1, 2004. The same investment at June 30, 2004 is raised from €7,786 million to €8,094 million.

€ million	Before restatement of Nissan's contribution	Restatement of Nissan's contribution	Impact of translation adjustment	After restatement of Nissan's contribution
BALANCE SHEET at January 1, 2004				
Invetsments in companies accounted for by the equity method	8,933	432	(565)	8,800
including: Nissan	*7,219*	*432*	*(565)*	*7,086*
Other assets	49,358			49,358
Total assets	58,291	432	(565)	58,158
Shareholders' equity (Group share)	13,591	432	(565)	13,458
Other liabilities	44,700			44,700
Total shareholders' equity and liabilities	58,291	432	(565)	58,158
GROUP NET INCOME 1st half 2004				
Operating margin	1,275			1,275
Operating income	1,205			1,205
Financial expense	(304)			(304)
Share in net income of companies accounted for by the equity method	1,082	(9)		1,073
Nissan - 3 months: 1/10/03 to 31/12/2003	*432*	*(432)*		-
Nissan - 3 months: 1/01/04 to 31/03/2004	*507*			*507*
Nissan - 3 months: 1/04/04 to 30/06/2004		*423*		*423*
Other companies accounted for by the equity method	*143*			*143*
Pre-tax income	1,983	(9)		1,974
Current and deferred taxes	(423)			(423)
Net income	1,560	(9)		1,551
BALANCE SHEET at June 30, 2004				
Invetsments in companies accounted for by the equity method	9,388	423	(115)	9,696
including: Nissan	*7,786*	*423*	*(115)*	*8,094*
Other assets	51,112			51,112
Total assets	60,500	423	(115)	60,808
Shareholders' equity (Group share)	14,516	423	(115)	14,824
Other liabilities	45,984			45,984
Total shareholders' equity and liabilities	60,500	423	(115)	60,808

All the restated consolidated financial statements that follow include these restatements of Nissan's contribution.

G - Analysis of the transition to IFRS: consolidated income statement

G1 - Analysis of the transition to IFRS: consolidated income statement - first-half 2004

€ million	1st half 2004 as published after restatement of Nissan's contribution	IAS 12 Deferred taxes (1)	IAS 17 Sales with buy-back commit-ments (2)	IAS 32 Treasury shares (3)	IAS 39 Financial instruments (4)	IAS 39 Redeemable shares (5)
Sales of goods and services	19,771		(174)			
Sales financing revenues	990		(34)		(59)	
Revenues	**20,761**		**(208)**		**(59)**	
Cost of goods and services sold	(15,794)		158		-	
Cost of sales financing	(597)		31		56	
Research and development expenses	(739)					
Selling, general and administrative expenses	(2,356)				14	
Operating margin	**1,275**	**-**	**(19)**	**-**	**11**	**-**
Other operating income and expenses	(70)				-	
Operating income	**1,205**	**-**	**(19)**	**-**	**11**	**-**
Interest income (expenses)	12					
Repurchase of redeemable shares	(343)					222
Other financial income and expenses, net	27				(50)	(89)
Financial income (expense)	**(304)**	**-**	**-**	**-**	**(50)**	**133**
Share in net income (loss) of companies accounted for by the equity method	**1,073**					
Nissan 1st half 2004	*930*					
other companies accounted for by the equity method	*143*					
Pre-tax income	**1,974**	**-**	**(19)**	**-**	**(39)**	**133**
Current and deferred taxes	(423)	(16)	7		14	(46)
Net income	**1,551**	**(16)**	**(12)**	**-**	**(25)**	**87**

(1) Mainly deferred taxes on temporary differences between the consolidated value and fiscal value of companies accounted for by the equity method (cost of the tax discrepancy resulting from distribution of their profits).

(2) Sales with buy-back commitments covering more than 36 months. The vehicles are no longer considered sold, but leased. Revenues: the sale is cancelled and replaced by recognition of the lease income over the duration of the buy-back clause. Cost of goods and services sold/cost of sales financing: the cost of goods is cancelled and replaced by depreciation of the vehicles capitalised.

(3) Proceeds on sales of treasury shares are no longer included in income, but recognised directly in equity.

(4) Impacts on the operating margin concern the Sales Financing Division, impacts on financial income concern the Automobile Division..

(5) As redeemable shares are stated at market value at the start of the year the loss on repurchase of these shares in 2004 is reduced by €222 million. The unrealised loss on the remaining shares, resulting from changes in the market value over the half-year, amounts to €89 million.

IFRS 1/ IAS 19 Actuarial gain/losses on pensions (6)	IFRS 1/ IAS 21 Translation adjustments (7)	IFRS 1/ IAS 23 Borrowing costs (8)	IFRS 1/ IAS 38 Development expenses (9)	IFRS 2 Share-based payment (10)	IFRS 3 Business combinations except equity method companies (11)	Impact of transition to IFRS on equity method companies (12)	Total of transition to IFRS	1st half 2004 under IFRS after restatement of Nissan's contribution
							(174)	19,597
							(93)	897
							(267)	20,494
		2		(4)			156	(15,638)
							87	(510)
			(159)				(159)	(898)
							14	(2,342)
-	-	2	(159)	(4)	-	-	(169)	1,106
					20		20	(50)
-	-	2	(159)	(4)	20	-	(149)	1,056
							-	12
							222	(121)
							(139)	(112)
-	-	-	-	-	-	-	83	(221)
						(45)	(45)	1,028
						(36)	*(36)*	*894*
						(9)	*(9)*	*134*
-	-	2	(159)	(4)	20	(45)	(111)	1,863
		(1)	55				13	(410)
-	-	1	**(104)**	**(4)**	20	**(45)**	**(98)**	**1,453**

(6) The Group has decided to include previously unrecognised actuarial gains and losses in the provision for pension benefits for the consolidated companies at January 1, 2004. As these actuarial gains and losses remain within the "corridor" and do not lead to recognition of any expense or revenue on 2004, there is no impact on net income for first-half 2004.

(7) Translation adjustments at January 1 have been reclassified as Other reserves. As no foreign business was sold in the first half of 2004, this has no impact on net income for first-half 2004.

(8) Since the Group has decided to stop capitalising borrowing costs, the corresponding amortisation recorded for first-half 2004 has been cancelled.

(9) The expense corresponds to the amortisation charge for the half-year in respect of development expenses originating prior to 2002 and capitalised at January 1, 2004.

(10) The value of stock option plans granted to employees, which is spread on a straight-line basis over the period between the grant date and the option vesting date, has led the Group to record an expense of €4 million for first-half 2004.

(11) In accordance with IFRS 3, the Group no longer amortises goodwill. This has an impact of €20 million, excluding companies accounted for by the equity method.

(12) The impacts of the transition to IFRS on companies accounted for by the equity method mainly concern Nissan.

G2 - Analysis of the transition to IFRS: consolidated income statement - Full year 2004

€ million	Full year 2004 as published excl. additional Nissan quarter	IAS 12 Deferred taxes (1)	IAS 17 Sales with buy-back commit-ments (2)	IAS 32 Treasury shares (3)	IAS 39 Financial instruments (4)	IAS 39 Redeemable shares (5)
Sales of goods and services	38,772		(220)			
Sales financing revenues	1,943		(83)		(120)	
Revenues	**40,715**		**(303)**		**(120)**	
Cost of goods and services sold	(31,162)		209		(1)	
Cost of sales financing	(1,171)		65		116	
Research and development expenses	(1,383)					
Selling, general and administrative expenses	(4,581)				31	
Operating margin	**2,418**	**-**	**(29)**	**-**	**26**	**-**
Other operating income and expenses	(270)				(3)	
Operating income	**2,148**	**-**	**(29)**	**-**	**23**	**-**
Interest income (expenses)	(22)					
Repurchase of redeemable shares	(343)					222
Other financial income and expenses, net	17				(35)	(170)
Financial income (expense)	**(348)**	**-**	**-**	**-**	**(35)**	**52**
Share in net income (loss) of companies accounted for by the equity method	**2,020**					
Nissan - 12 months	*1,767*					
other companies accounted for by the equity method	*253*					
Group pre-tax income	**3,820**	**-**	**(29)**	**-**	**(12)**	**52**
Current and deferred taxes	(634)	(23)	11	-	2	(18)
Group net income	**3,186**	**(23)**	**(18)**	**-**	**(10)**	**34**

(1) Mainly deferred taxes on temporary differences between the consolidated and fiscal value of companies accounted for by the equity method (cost of the tax discrepancy resulting from distribution of their profits).

(2) Sales with buy-back commitments covering more than 36 months. The vehicles are no longer considered sold, but leased. Revenues: the sale is cancelled and replaced by recognition of the lease income over the duration of the buy-back clause. Cost of goods and services sold/cost of sales financing: the cost of goods sold is cancelled and replaced by depreciation of the vehicles capitalised.

(3) Proceeds on sales of treasury shares are no longer included in income, but recognised directly in equity.

(4) Impacts on the operating margin concern the Sales Financing Division, impacts on financial income concern the Automobile Division.

(5) As redeemable shares are stated at market value at the start of the year, the loss on repurchase of these shares in 2004 is reduced by €222 million. The unrealised loss on the remaining shares, resulting from changes in the market value during the year, amounts to €170 million.

	IFRS 1/ IAS 19 Actuarial gain/losses on pensions [6]	IFRS 1/ IAS 21 Translation adjustments [7]	IFRS 1/ IAS 23 Borrowing costs [8]	IFRS 1/ IAS 38 Development expenses [9]	IFRS 2 Share-based payment [10]	IFRS 3 Business combinations except equity method companies [11]	Impact of transition to IFRS on equity method companies [12]	Total of transition to IFRS	Full year 2004 under IFRS
								(220)	38,552
								(203)	1,740
								(423)	40,292
			4		(11)			201	(30,961)
								181	(990)
				(293)				(293)	(1,676)
								31	(4,550)
	-	-	4	(293)	(11)	-	-	(303)	2,115
						30		27	(243)
	-	-	4	(293)	(11)	30	-	(276)	1,872
								-	(22)
								222	(121)
								(205)	(188)
	-	-	-	-	-	-	-	**17**	(331)
							(97)	(97)	1,923
							(78)	*(78)*	*1,689*
							(19)	*(19)*	*234*
	-	-	4	(293)	(11)	30	(97)	(356)	3,464
			(1)	102				73	(561)
	-	**-**	**3**	**(191)**	**(11)**	**30**	**(97)**	**(283)**	**2,903**

(6) The Group has decided to include previously unrecognised actuarial gains and losses in the provision for pension benefits for the consolidated companies at January 1, 2004. As these actuarial gains and losses remain within the "corridor" and do not lead to recognition of any expense nor revenue in 2004, there is no impact on net income of the year.

(7) The translation adjustments at January 1, 2004, have been reclassified as Other reserves. As no foreign business was sold in 2004, this has no impact on net income.

(8) Since the Group has decided to stop capitalising borrowing costs, the corresponding amortisation recorded for 2004 has been cancelled.

(9) The expense corresponds to the amortisation charge for development expenses originating prior to 2002 and capitalised at January 1, 2004.

(10) The value of stock option plans granted to employees, which is spread on a straight-line basis over the period between the grant date and the option vesting date, has led the Group to record an expense of €11 million for 2004.

(11) In accordance with IFRS 3, the Group no longer amortises goodwill. This has an impact of €30 million, excluding companies accounted for by the equity method.

(12) The impacts of the transition to IFRS on companies accounted for by the equity method mainly concern Nissan.

H - Analysis of the transition to IFRS: consolidated balance sheet at December 31, 2004

€ million	Dec. 31, 2004 as published	IAS 12 Deferred taxes (1)	IAS 17 Sales with buy-back commit-ments (2)	IAS 32 Treasury shares (3)	IAS 39 Financial instruments (4)	IAS 39 Rede-emable shares (5)
ASSETS						
Non-current assets						
Intangible assets	1,969					
Property, plant and equipment	10,595		1,015			
Investments in companies accounted for by the equity method	9,992					
Nissan	*8,259*					
Other companies accounted for by the equity method	*1,733*					
Non-current financial assets	1,116			(509)	436	
Deferred tax assets	451	(32)	142	(1)	(50)	111
Other non-current assets	91				(35)	
Current assets						
Inventories	5,142					
Sales financing receuvables	20,633		(1,010)		184	
Automobile receivables	1,878					
Current financial assets	1,578				496	
Other current assets	1,976				(254)	
Cash and cash equivalents	5,521					
TOTAL ASSETS	**60,942**	**(32)**	**147**	**(510)**	**777**	**111**
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity	**16,444**	**(41)**	**(256)**	**(508)**	**288**	**(207)**
Non-current liabilities						
Deferred tax liabilities	220	9			60	
Provisions for risks and expenses – long-term	2,137			(2)		
Non-current financial liabilities	4,858				228	318
Other non-current liabilities	442				(16)	
Current liabilities						
Provisions for risks and expenses – short-term	926		(10)		(6)	
Financial liabilities of the Sales financing division	20,355				274	
Current financial liabilities	2,377				121	
Trade payables	7,234					
Other current liabilities	5,949		413		(172)	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**60,942**	**(32)**	**147**	**(510)**	**777**	**111**

(1) Mainly deferred taxes on temporary differences between the consolidated and fiscal value of companies accounted for by the equity method (cost of the tax discrepancy resulting from distribution of their profits).

(2) Sales with buy-back commitments covering more than 36 months. The vehicles are no longer considered sold, but leased. They are capitalised at cost and depreciated over the duration of the buy-back clause. Lease payments received in advance are recorded under "other current liabilities".

(3) Treasury shares are directly deducted from equity at acquisition cost.

(4) The impacts on financial assets mainly relate to changes in the fair value of derivatives. The impacts on financial liabilities relate to changes in the fair value of the debts hedged, and changes in the fair value of derivatives.

(5) Redeemable shares are stated at market value. The impact before deferred taxes on Group indebtedness is €318 million. The impact after deferred taxes on the opening balance is included in equity.

(6) The Group has decided to include previously unrecognised actuarial gains and losses in the provision for pension benefits for the consolidated companies at January 1, 2004, leading to a €39 million increase in the provision.

IFRS 1/ IAS 19 Actuarial gain/losses on pensions (6)	IFRS 1/ IAS 21 Translation adjustments (7)	IFRS 1/ IAS 23 Borrowing costs (8)	IFRS 1/ IAS 38 Development expenses (9)	IFRS 2 Share-based payment (10)	IFRS 3 Business combinations except equity method companies (11)	Impact of transition to IFRS on equity method companies (12)	Total impacts of transition to IFRS	Dec. 31, 2004 under IFRS
			681		7		688	2,657
		(13)					1,002	11,597
						(279)	(279)	9,713
						(330)	*(330)*	*7,929*
						51	*51*	*1,784*
							(73)	1,043
12		3	(71)				114	565
							(35)	56
							-	5,142
							(826)	19,807
							-	1,878
							496	2,074
							(254)	1,722
							-	5,521
12	**-**	**(10)**	**610**	**-**	**7**	**(279)**	**833**	**61,775**
(27)	**-**	**(8)**	**443**	**-**	**15**	**(279)**	**(580)**	**15,864**
		(2)	167				234	454
39					(8)		29	2,166
							546	5,404
							(16)	426
							(16)	910
							274	20,629
							121	2,498
							-	7,234
							241	6,190
12	**-**	**(10)**	**610**	**-**	**7**	**(279)**	**833**	**61,775**

(7) Under the option allowed by IFRS 1, the translation adjustment as recorded in equity at January 1, 2004 has been reclassified as Other reserves. This reclassification has no impact on equity.

(8) Since the Group has decided to stop capitalising borrowing costs, their net value has been cancelled via an adjustment to equity at January 1, 2004.

(9) The restatement of intangible assets corresponds to the capitalised amount of development expenses originating prior to 2002 and the cumulative depreciation at December 31, 2004.

(10) The value of stock option plans granted to employees, which is spread on a straight-line basis over the period between the grant date and the option vesting date, has led the Group to record an expense of €11 million for 2004. As the expense is directly deducted from equity, this has no impact on total equity.

(11) In accordance with IFRS 3, the Group no longer amortises goodwill, and now recognises negative goodwill immediatly in profit or loss. All negative goodwill has therefore been cancelled via an adjustment to equity at January 1, 2004, and the Group discontinued amortisation of goodwill as of that date.

(12) The impacts of the transition to IFRS on companies accounted for by the equity method mainly concern Nissan. These impacts include cancellation of negative goodwill relating to companies accounted for by the equity method via an adjustment to equity at January 1, 2004.

I - Analysis of the transition to IFRS: consolidated Shareholders' equity

I1 - Analysis of the transition to IFRS: consolidated Shareholders' equity at January 1, 2004

€ million	Share capital and premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves	Net income (Group share)	Shareholders' equity (Group share)	Minority interests' share	Total shareholders' equity
Balance at January 1, 2004 as published	4,539			(1,066)	7,638	2,480	13,591	395	13,986
Restatement of Nissan additional quarter					(133)		(133)		(133)
Balance at January 1, 2004 after restatement of Nissan additional quarter	4,539			(1,066)	7,505	2,480	13,458	395	13,853
IAS 12 Deferred taxes					(18)		(18)		(18)
IAS 17 Sales with buy-back commitments					(238)		(238)		(238)
IAS 32 Treasury shares		(519)					(519)		(519)
IAS 39 Financial instruments			(35)		221		186		186
IAS 39 Reedemable shares					(241)		(241)		(241)
IFRS1 / IAS 19 Pensions - actuarial gains/losses					(27)		(27)		(27)
IFRS1 / IAS 21 Translation adjustments				1,066	(1,066)				
IFRS1 / IAS 23 Borrowing costs					(11)		(11)		(11)
IFRS1 / IAS 38 Development expenses					634		634		634
IFRS2 Shared-based payments									
IFRS3 Business combinations					(14)		(14)		(14)
Impact of transition to IFRS on equity method companies					(127)		(127)		(127)
Total impacts of transition to IFRS		(519)	(35)	1,066	(887)		(375)		(375)
Balance at January 1, 2004 under IFRS	4,539	(519)	(35)		6,618	2,480	13,083	395	13,478

12 - Analysis of the transition to IFRS: consolidated Shareholders' equity at June 30, 2004

€ million	Share capital and premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves	Net income (Group share)	Shareholders' equity (Group share)	Minority interests' share	Total shareholders' equity
Balance at June 30, 2004 as published	4,539			(1,297)	9,761	1,513	14,516	382	14,898
Restatement of Nissan's contribution				450	(133)	(9)	308		308
Balance at June 30, 2004 after restatement of Nissan's contribution	4,539			(847)	9,628	1,504	14,824	382	15,206
IAS 12 Deferred taxes					(18)	(16)	(34)		(34)
IAS 17 Sales with buy-back commitments					(238)	(12)	(250)		(250)
IAS 32 Treasury shares		(514)					(514)		(514)
IAS 39 Financial instruments			62		221	(25)	258		258
IAS 39 Reedemable shares					(241)	87	(154)		(154)
IFRS1 / IAS 19 Pensions - actuarial gains/losses					(27)		(27)		(27)
IFRS1 / IAS 21 Translation adjustments				1,066	(1,066)		-		-
IFRS1 / IAS 23 Borrowing costs					(11)	1	(10)		(10)
IFRS1 / IAS 38 Development expenses					634	(104)	530		530
IFRS2 Shared-based payments					4	(4)	-		-
IFRS3 Business combinations				5	(14)	20	11		11
Impact of transition to IFRS on equity method companies				(1)	(127)	(45)	(173)		(173)
Total impacts of transition to IFRS	-	(514)	62	1,070	(883)	(98)	(363)	-	(363)
Balance at June 30, 2004 under IFRS	**4,539**	**(514)**	**62**	**223**	**8,745**	**1,406**	**14,461**	**382**	**14,843**

13 - Analysis of the transition to IFRS: consolidated Shareholders' equity at December 31, 2004

€ million	Share capital and premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves	Net income (Group share)	Shareholders' equity (Group share)	Minority interests' share	Total shareholders' equity
Balance at Dec. 31, 2004 as published	4,539			(1,791)	9,761	3,551	16,060	384	16,444
Restatement of Nissan additional quarter				565	(133)	(432)			
Balance at December 31, 2004 after restatement of Nissan additional quarter	4,539			(1,226)	9,628	3,119	16,060	384	16,444
IAS 12 Deferred taxes					(18)	(23)	(41)		(41)
IAS 17 Sales with buy-back commitments					(238)	(18)	(256)		(256)
IAS 32 Treasury shares		(508)					(508)		(508)
IAS 39 Financial instruments			77		221	(10)	288		288
IAS 39 Reedemable shares					(241)	34	(207)		(207)
IFRS1 / IAS 19 Pensions - actuarial gains/losses					(27)		(27)		(27)
IFRS1 / IAS 21 Translation adjustments				1,066	(1,066)				
IFRS1 / IAS 23 Borrowing costs					(11)	3	(8)		(8)
IFRS1 / IAS 38 Development expenses					634	(191)	443		443
IFRS2 Shared-based payments					11	(11)			
IFRS3 Business combinations				(1)	(14)	30	15		15
Impact of transition to IFRS on equity method companies				(55)	(127)	(97)	(279)		(279)
Total impacts of transition to IFRS		(508)	77	1,010	(876)	(283)	(580)		(580)
Balance at Dec. 31, 2004 under IFRS	**4,539**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**

Statutory auditors' report

Renault, S.A.

Period from January 1st to June 30, 2005

STATUTORY AUDITORS' REPORT ON THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

This is a free translation into English of the original statutory auditors' report on the half-year consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers.

Dear shareholders:

In accordance with our appointment as statutory auditors and pursuant to Article L.232-7 of the French Company Act (Code du commerce) we have:

- reviewed the accompanying half-year consolidated financial statements of Renault for the six month period ended June 30, 2005,
- verified the information provided in the half-year Group management's report.

The half-year consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a conclusion on these financial statements based on our review.

As part of the transition to IFRS as adopted by the European Union in respect of the preparation of the 2005 financial statements and as described in the notes to the financial statements, the half-year consolidated financial statements have been prepared for the first time in accordance with the IFRS accounting and valuation rules such as adopted by the European Union as well as with the 2005 interim financial statements presentation and disclosure recommendations such as issued by the French Financial Market Authorities ("AMF"). These half-year consolidated financial statements include the half-year and year-end 2004 comparative information restated under the same rules.

Except for the matter described in the following paragraph, we conducted our review in accordance with professional standards applicable in France. Those standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the half-year consolidated financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of Group management and knowledgeable personnel or information that we deemed necessary.

The half-year consolidated financial statements of AB Volvo, which are accounted for under the equity method in the half-year consolidated financial statements of Renault, were not reviewed by AB Volvo auditors in the absence of a requirement for such interim financial review in Sweden. A qualification of our auditors' review report on the half-year consolidated financial statements for the period from January 1st to June 30, 2004 issued on July 27, 2004 was made for the same reason.

Based on our review and except for this qualification, nothing has come to our attention that causes us to believe that the half-year consolidated financial statements are not prepared, in all material respects and as described in the notes to the financial statements, in accordance with the IFRS accounting and valuation rules such as adopted by the European Union as well as with the 2005 interim financial statements presentation and disclosure recommendations such as issued by the AMF.

Without qualifying our conclusion in that respect, we draw your attention to the fact that Note 1 explains why there is a possibility that the accompanying consolidated accounts may require adjustments before their inclusion as comparative information in the consolidated financial statements for the year ended December 31, 2005 and in the half-year consolidated financial statements for the six month period ended June 31, 2006.

We have also verified the information contained in the half-year Group management's report on the half-year consolidated financial statements submitted to our review in accordance with professional standards applicable in France.

Except for any potential effects of the matter described in the fifth paragraph above, we have no comment to make as to the consistency with the half-year consolidated financial statements and the fairness of the information contained in the half-year management report.

Neuilly-sur-Seine and Paris-La Défense, July 27, 2005

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
P. Chastaing-Doblin A. Raimi	J.F. Bélorgey D. Mary-Dauphin

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two groups. The data comply with the accounting standards applied by Renault in 2005.

The specificity of the Alliance means, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at June 30, 2005, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to June 30, 2005 whereas Nissan's financial year-end is March 31.

KEY PERFORMANCE INDICATORS

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonise the presentation of the main income statement items;
- restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

Revenues - 1st half 2005

(€ million)	Renault	Nissan [1]	Intercompany eliminations	Alliance
Sales of goods and services	20,582	31,498	(1,200)	50,880
Sales financing revenues	742	1,770		2,512
Total revenues	**21,324**	**33,268**	**(1,200)**	**53,392**

(1) Converted at the average exchange rate for 1st half 2005: EUR 1 = JPY 136.

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's 1st half 2005 figures.

The **operating margin, the operating income and the net income** of the Alliance for 1st half 2005 are as follows :

(€ million)	*Operating margin*	*Operating income [2]*	*Net income [3]*
Renault	943	1,207	850
Nissan [1]	3,390	4,995	3,084
Alliance	**4,333**	**6,202**	**3,934**

(1) Converted at the average exchange rate for 1st half 2005: EUR 1 = JPY 136

(2) Nissan operating income restated in compliance with Renault accounting policies includes non recurring income of € 1,660 million resulting from the finalisation of the transfer to the Japanese government of a portion of its pension liabilities. After income tax, this operation has a € 985 million impact on net income (Renault's share: € 450 million).

(3) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution.

Intercompany transactions impacting the indicators are minor and have not therefore been eliminated.

For the Alliance, the operating margin is equivalent to 8.1% of revenues.

In 1st half 2005, the Alliance's **research and development expenses**, after capitalisation and amortisation, are as follows:

(€ million)	
Renault	1,059
Nissan	1,185
Alliance	**2,244**

BALANCE SHEET INDICATORS

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

RENAULT AT JUNE 30, 2005 (€ million)

Intangible assets	2,802	Shareholders' equity	18,126
Property, plant and equipment	11,682	Deferred tax liabilities	446
Investments in companies accounted for by the equity method (excluding Alliance)	1,801	Provisions for post-employment benefits	910
Deferred tax assets	475	Financial liabilities	30,677
Inventories	6,156	*- automobile division*	*8,157*
Sales financing receivables	20,901	*- sales financing division*	*22,520*
Automobile receivables	2,347	Other liabilities	18,215
Other assets	5,731		
Cash and cash equivalents	6,739		
Total assets excluding investment in Nissan	**58,634**		
Investment in Nissan accounted for by equity method	9,740		
Total assets	**68,374**	**Total shareholders' equity and liabilities**	**68,374**

NISSAN AT JUNE 30, 2005 (€ million) (1)

Intangible assets	4,377	Shareholders' equity	23,284
Property, plant and equipment	32,404	Deferred tax liabilities	2,114
Investments in companies accounted for by the equity method (excluding Alliance)	73	Provisions for post-employment benefits	3,775
Deferred tax assets	44	Financial liabilities	35,471
Inventories	6,735	*- automobile division*	*3,818*
Sales financing receivables	24,927	*- sales financing division*	*31,653*
Automobile receivables	3,917	Other liabilities	17,418
Other assets	6,092		
Cash and cash equivalents	1,912		
Total assets excluding investment in Renault	**80,481**		
Investment in Renault accounted for by equity method	1,581		
Total assets	**82,062**	**Total shareholders' equity and liabilities**	**82,062**

(1) Converted at the closing rate for June 30, 2005: EUR 1 = JPY 133.95

The values shown for Nissan assets and liabilities reflect restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalisation of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both groups.

Nissan's restated balance sheet includes the securitised items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for 1st half 2005, excluding leased vehicles, amount to:

(€ million)	
Renault	913
Nissan	1,795
Alliance	**2,708**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in :

- a maximum 5-10% decrease in shareholders' equity - Group share;
- a € 12 billion increase in shareholders' equity – minority interests' share (roughly corresponding to 55% of Nissan's shareholders' equity).





RENAULT

Investor Relations Department
27/33, quai Le Gallo - 92512 Boulogne Billancourt
tél. : 33 (0)1 76 84 64 85 - email : investor.relations@renault.com
http:// www.renault.com



A.2



2005 First half results



RENAULT



Key highlights H1 2005



- Unit sales growth of 3.8%
- 3.8% increase in Group revenues
- A group operating margin of 4.4% under IFRS
- A free cash flow for the automobile division of €959 million
- A net income of €2.2 billion

>>> Outlook confirmed for the full year

The second half of 2005 will be marked by the launch of New Clio in Europe and the ongoing roll-out of the Logan programme in international markets.

Against a backdrop of stable markets in Western Europe and slight market growth in the other main countries in which the Group operates, with the exception of Turkey, and taking into account the cost constraints owing principally to the rise in raw material prices, Renault confirms the guidance given in February for full-year 2005:

- market share in Western Europe similar to that of 2004,
- continuous sales growth outside Western Europe, driven by the buoyant Dacia and Samsung brands,
- Group operating margin higher than 4% of revenues.



Group worldwide unit sales up 3.8% in H1 2005
+ 50k units vs. H1 2004 to 1,359 k units
Passenger cars and light commercial vehicles
In thousands of units
-0.4%
1,226
1,221
H1 2004
H1 2005
Renault
+43.9%
40
58
H1 2004
H1 2005
Renault Samsung
+90.7%
42
80
H1 2004
H1 2005
Dacia

Sales in units			H1 04	H1 05	vol. Change	% change
World	Renault	PC+LCV	1,226,210	1,221,046	-5,164	-0.4%
		Incl. PC	1,043,961	1,023,356	-20,605	-2.0%
		Incl. LCV	182,249	197,690	15,441	8.5%
	Renault Samsung	PC	40,288	57,977	17,689	43.9%
	Dacia	PC+LCV	41,716	79,557	37,841	90.7%
		Incl. PC	31,264	68,355	37,091	118.6%
		Incl. LCV	10,452	11,202	750	7.2%
	GROUP	PC+LCV	1,308,214	1,358,580	50,366	3.8%
		Incl. PC	1,115,513	1,149,688	34,175	3.1%
		Incl. LCV	192,701	208,892	16,191	8.4%



Group registrations in Western Europe



% change of registrations H1 2005 vs. H1 2004
Passenger cars and light commercial vehicles



Market
Renault Group
5.5%
2.4%
2.5%
4.2%
-4.9%
-3.9%
-5.5%
-6.7%
5.4%
2.6%
0.4%
-0.4%

Mkt Share	France	Germany	UK	Italy	Spain	W Europe
H1 2005	28.1%	5.4%	7.5%	7.0%	12.5%	10.8%
H1 2004	29.0%	5.3%	7.4%	7.1%	12.8%	10.9%

Registrations in units (PC+LCV)		H1 04	H1 05	Vol. Change	% change
Renault Group	France	371,786	380,524	8,738	2.4%
	Germany	93,839	97,756	3,917	4.2%
	UK	113,829	109,441	-4,388	-3.9%
	Italy	99,518	92,874	-6,644	-6.7%
	Spain	122,991	126,215	3,224	2.6%
	Western Europe	963,030	958,741	-4,289	-0.4%
	Incl. Dacia	1	1,257	1,256	+++

Group unit sales in Western and Central Europe

- 13,244 units vs. H1 2004

Passenger cars and light commercial vehicles
In thousands of units



-0.7%
979
972
H1 2004
H1 2005
Western Europe
-10.3%
60
54
H1 2004
H1 2005
Central Europe
-1.3%
1,039
1,026
H1 2004
H1 2005
W & C Europe

Central Europe = Bosnia, Croatia, Estonia, Hungary, Latvia, Lithuania, Macedonia, Poland, Czech Republic, Slovakia, Slovenia, Yugoslavia

In units (PC+LCV)		H1 04	H1 05	vol. Change	% change	% Market change	H1 05 Mkt Share	Mkt Share change (pt)
Western Europe	TOTAL Group Sales	979,189	972,091	-7,098	-0.7%	-	-	-
	Incl. Renault Registrations	963,029	957,484	-5,545	-0.6%			
	Incl. Renault sold but non-reg'd	16,159	13,350	-2,809	-17.4%	-	-	-
	Incl. Dacia Sales/Reg's	1	1,257	1,256	+++			

			H1 04	H1 05	vol. Change	% change	% Market change	H1 05 Mkt Share	Mkt Share change (pt)
Central Europe	Poland	Group Sales	20,597	13,257	-7,340	-35.6%	-30.6%	9.1%	-0.7
		Incl. Renault	*20,597*	*11,738*	*-8,859*	*-43.0%*	*-30.6%*	*8.0%*	*-1.8*
		Incl. Dacia	-	*1,519*	*1,519*	-	*-30.6%*	*1.0%*	-
	Czech Republic	Group Sales	4,526	7,182	2,656	58.7%	5.9%	8.5%	2.8
		Incl. Renault	*4,196*	*5,755*	*1,559*	*37.2%*	*5.9%*	*6.8%*	*1.6*
		Incl. Dacia	*330*	*1,427*	*1,097*	+++	*5.9%*	*1.7%*	*1.3*
	TOTAL Sales/Reg's	**Group Sales**	59,846	53,700	-6,146	-10.3%	-11.1%	10.8%	0.1
		Incl. Renault	58,645	44,547	-14,098	-24.0%	-11.1%	8.9%	-1.5
		Incl. Dacia	1,201	9,153	7,952	+++	-11.1%	1.8%	1.6

		H1 04	H1 05	vol. Change	% change	% Market change	H1 05 Mkt Share	Mkt Share change (pt)
W&C Europe	TOTAL Group Sales	1,039,035	1,025,791	**-13,244**	-1.3%	-	-	-
	Incl. Group Registrations	1,022,876	1,012,441	**-10,435**	-1.0%	-0.3%	10.8%	-0.1
	Incl. Renault Registrations	1,021,674	1,002,031	-19,643	-1.9%	-0.3%	10.7%	-0.2
	Incl. Renault sold but non-reg'd	16,159	13,350	-2,809	-17.4%	-	-	-
	Incl. Dacia Sales/Reg's	1,202	10,410	9,208	+++	-0.3%	0.1%	0.1



Group unit sales outside W&C Europe up 23.6% vs. H1 2004



+ 63,610 units vs. H1 2004
Change H1 2005 / H1 2004 – In units (PC + LCV)
- 9,153
-17%
Turkey
+ 323
+5%
Asia Pacific
+ 4,212
+10%
Mercosur
+ 5,636
+20%
Northern Latin America
+ 6,726
+16%
Africa & the Middle East
+ 9,536
+64%
Eastern Europe & Russia
+ 17,689
+44%
Samsung
+ 28,633
+71%
Dacia
Renault brand: +9.2%

Sales (PC+LCV) in units		H1 04	H1 05	vol. change	% change	Market % ch.
Renault Brand	Turkey	54,965	45,812	-9,153	-16.7%	-12.7%
	Asia Pacific	6,880	7,203	323	4.7%	5.2%
	Mercosur	41,984	46,196	4,212	10.0%	18.1%
	Incl. Argentina	12,110	19,218	7,108	58.7%	46.3%
	Incl. Brazil	25,981	23,441	-2,540	-9.8%	11.3%
	Northern Latin America	28,482	34,118	5,636	19.8%	13.1%
	Incl. Mexico	11,427	12,099	672	5.9%	4.3%
	Incl. Columbia	8,634	10,539	1,905	22.1%	28.4%
	Africa & the Middle East	41,109	47,835	6,726	16.4%	11.1%
	Incl. Algeria	10,595	9,106	-1,489	-14.1%	47.2%
	Incl. South Africa+Namibia	6,889	9,811	2,922	42.4%	27.6%
	Eastern Europe & Russia	14,950	24,486	9,536	63.8%	19.2%
	Incl. Russia	7,311	10,514	3,203	43.8%	15.1%
	Incl. Romania	5,225	11,211	5,986	114.6%	63.5%
	Indian world (nb. not on graph)	*7*	*15*	*8*	*114.3%*	*11.6%*
	TOTAL Outside W&C Europe	188,377	205,665	17,288	9.2%	
Renault Samsung	TOTAL Worldwide sales	40,288	57,977	17,689	43.9%	
	Incl. PC South Korea	39,321	55,881	16,560	42.1%	-0.8%
Dacia	TOTAL Outside W&C Europe	40,514	69,147	28,633	70.7%	
	Incl. Romania	33,695	62,763	29,068	86.3%	63.5%
Group	TOTAL Outside W&C Europe	269,179	332,789	63,610	23.6%	



Group unit sales in Romania


PC+LCV volumes by quarter in base 100 = Q3 04
250
200
150
100
Renault Brand
Dacia
7,140 units
34,645 units
Q3 04
Q4 04
Q1 05
Q2 05

Sales in units (PC+LCV)	Q3 04	Q4 04	Q1 05	Q2 05
Romanian Market	41,969	56,865	55,326	71,096
Dacia	18,301	28,017	28,118	34,645
Renault	3,033	3,898	4,071	7,140

Renault Group sales in Romania by model

In units (PC+LCV)		2004		2005	
		Q3	Q4	Q1	Q2
Dacia	Logan	4,617	15,657	19,340	27,787
	Pick-up(1300)	4,342	6,554	4,053	6,775
	Solenza	7,356	5,803	4,725	83
	Classic	1,986			
Total Dacia		18,301	28,017	28,118	34,645
Renault	Thalia	1,104	1,134	1,756	3,278
	Mégane	1,248	1,868	1,588	2,850
	Master	189	266	249	381
	Kangoo	221	281	231	287
	Clio	122	179	102	177
	Others	149	170	145	167
Total Renault Brand		3,033	3,898	4,071	7,140
Total Renaut Group		21,334	31,915	32,189	41,785



Group worldwide sales growth



Evolution by semester



+6.7%
+1.7%
+3.8%
H1 04
H2 04
H1 05
H2 05

Accounting standards

- Renault published the full transition statements from French Gaap to IFRS on its 2004 accounts at the end of February
- Renault H1 2005 financial results are the first results released under full IFRS, with pro-forma results for H1 2004



Renault Group – Revenues by division



In millions of euros

	H1 2004 IFRS	H1 2004 Pro-forma*	H1 2005	Change (%)
Automobile	19,534	**19,585**	**20,374**	**+4.0%**
Sales financing	960	**965**	**950**	**-1.6%**
TOTAL	20,494	**20,550**	**21,324**	**+3.8%**

* 2004 data has been restated on a consistent basis

Contribution by branch to Group revenues

In millions of euros	H1 2004		TOTAL IFRS standards	Change in scope of consolidation	H1 2004
	Pub.	IFRS impacts			pro-forma
Automobile	19,708	-174	**19,534**	**51**	**19,585**
Sales financing	1,053	-93	**960**	**5**	**965**
Group revenues	20,761	-267	**20,494**	**56**	**20,550**

RCI Banque

In millions of euros	H1 2004		H1 2005	Change
	Pub.	Rest.		Rest.
Average loans outstanding	21,204	21,360	**22,513**	**5.4%**
Sales of financing-related services	74	74	**78**	**5.4%**
RCI Banque Renault penetration in Western Europe	34.8%		34.2%	
RCI Banque Nissan penetration in Western Europe	34.6%		28.9%	


Automobile division - Evolution of revenues H1 2005 vs. H1 2004
Contribution to the change in revenues
Change : +4.0%
+1.8
+1.7
+0.8
0
+0.4
+0.7
-0.9
-0.5
Volume
Mix/ price
Currencies
Other Network Activity
Volume
Mix/ price
Currencies
Others
-0.6
+3.9
+0.7
Europe
International
Others

Automobile division – Evolution of revenues H1 2005 / H1 2004

In %	2005		
	Q1	*Q2*	H1
Volume	*-4.0*	*2.0*	-0.9
Mix/Price	*0.2*	*-1.0*	-0.5
Exchange rate	*0.0*	*0.0*	0.0
Other Network activity	*0.2*	*1.3*	0.8
Total Europe	***-3.6%***	***2.3%***	**-0.6%**
Volume	*1.4*	*2.1*	1.8
Mix/price	*1.1*	*2.4*	1.7
Exchange rate	*0.2*	*0.5*	0.4
Total International	***2.7%***	***5.0%***	**3.9%**
Others	***0.0***	***1.3***	**0.7**
Total evolution	***-0.9%***	***8.6%***	**4.0%**



Group registrations by segment in W&C Europe



- 10,435 units vs. H1 2004



In units
+36,908
-8,865
-26,640
-26,557
+5,468
+9,251
A
B
C
D+
Others
LCVs'

Registrations by model

In units

	Models	Segment	H1 04	H1 05	Vol.change	% change
PC	Twingo	A	49,532	40,667	-8,865	-17.9%
	Clio Thalia Modus	B	244,084	280,992	36,908	15.1%
	Mégane	C	401,128	374,488	-26,640	-6.6%
	Laguna Vel Satis Espace	D+	124,342	97,785	-26,557	-21.4%
	Kangoo, Logan etc	Other Cars	45,012	50,480	5,468	12.1%
LCV	Clio LCV Kangoo LCV Master Trafic Other LCV	LCV	158,778	168,029	9,251	5.8%
		TOTAL	**1,022,876**	**1,012,441**	**-10,435**	**-1.0%**

Strong performance of Mégane range (C segment)





PC registrations in W&C Europe in K units
200
180
160
140
120
100
80
60
40
20
0
H1 04
H1 05
Scénic
Hatch
Estate
Cabriolet
Saloon

Mégane (PC) Registrations & Mix in W&C Europe

In units	H1 04 Vol.	H1 05 Vol.	Vol. change	Mix 04	Mix 05
Scénic (5+7 seats)	181,960	181,158	-802	45.4%	48.4%
Hatch (3+5 doors)	122,077	95,165	-26,912	30.4%	25.4%
Estate	46,600	51,371	4,771	11.6%	13.7%
Cabriolet	17,991	24,808	6,817	4.5%	6.6%
Saloon	31,618	21,058	-10,560	7.9%	5.6%
Others	882	928	46	0.2%	0.2%
Total Mégane	**401,128**	**374,488**	**-26,640**	**100.0%**	**100.0%**



LCV registrations up 5.8% in W&C Europe

168k units in H1 2005



GROUP LCV SALES IN W&C EUROPE
in k units
180
160
140
120
100
80
60
40
20
0
Master
Trafic
Kangoo
Clio
Others
H1 04
H1 05

- Sales outside W&C Europe up 21% as international mix increases by 2 points to 19% in H1 2005



Trafic



Master

Renault Group LCV Registrations in W&C Europe by model

In units	H1 04	H1 05	Vol. change	% change
Master	30,983	36,837	5,854	18.9%
Trafic	28,209	33,766	5,557	19.7%
Kangoo	57,878	56,956	-922	-1.6%
Clio	25,231	22,879	-2,352	-9.3%
Others	16,477	17,591	1,114	6.8%
TOTAL	**158,778**	**168,029**	**9,251**	**5.8%**

LCV Market in W&C Europe

In units	H1 04	H1 05	Vol. change	% change
LCV Market	1,063,461	1,133,221	69,760	6.6%

LCV Market share

In %	H1 04	H1 05	Vol. change	% change
Renault brand	14.9%	14.8%	-	-

Renault Group – Operating margin by division

In millions of euros

	H1 2004 IFRS	**H1 2005**
Automobile	**884**	**677**
In % of revenues	*4.5%*	*3.3%*
Sales financing	**222**	**266**
In % of revenues	*23.1%*	*28.0%*
TOTAL	**1,106**	**943**
In % of revenues	*5.4%*	*4.4%*

IFRS Impacts on operating margin - H1 2004

In millions of euros	H1 2004		
	Automobile	***Sales financing***	**TOTAL**
Operating margin - H1 2004	**1,054**	**221**	**1,275**
IAS 17 - Sales with buy-back commitments	-9	-10	-19
IAS 39 - Financial instruments		11	11
IAS 23 - Borrowing costs	2		2
IAS 38 - Development expenses	-159		-159
IFRS 2 - Share-based payment	-4		-4
TOTAL IFRS impacts	**-170**	**1**	**-169**
Operating margin - H1 2004 IFRS	**884**	**222**	**1,106**



Renault Group – Evolution of operating margin (IFRS)



Contribution to the change in operating margin
In millions of euros

Change H1 2005 / H1 2004 : - €163 million



1,106
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purchasing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
International
+44
Sales financing division
+31
Others
943
H1 04 IFRS operating margin
H1 2005 operating margin

Operating margin by division

In millions of euros	H1 2004 IFRS	H1 2005	Change H1 2005/ H1 2004
Automobile	884	677	-207
Sales financing	222	266	44
Group operating margin	**1,106**	**943**	**-163**



EURO IV – Diesel engines



Standards

	CO	Nox	HC + Nox	Particulates
Euro 3	0.64	0.5	0.56	0.05
Euro 4	0.5	0.25	0.30	0.025
Reduction	-22%	-50%	-46%	-50%

Range

Segment	Model	Adjustment	Particle filter
Entry level	**Modus**	H1/H2	
	Clio	H2	
Lower Mid	**Mégane**	H1/H2	X
Mid range	**Laguna**	H2	X
Top range	**Vel Satis**	H1/H2	X
	Espace	2006	X



Renault Group – Evolution of operating margin (IFRS)



Contribution to the change in operating margin
In millions of euros

Change H1 2005 / H1 2004 : - €163 million



1,106
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purchasing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
International
+44
Sales financing division
+31
Others
943
H1 04 IFRS operating margin
H1 2005 operating margin



Purchasing savings



In millions of euros



261
227
- 90
137
Raw material impact
H1 2004
H1 2005 gross
H1 2005 net



Renault Group – Evolution of operating margin (IFRS)



Contribution to the change in operating margin
In millions of euros

Change H1 2005 / H1 2004 : - €163 million



1,106
H1 04 IFRS operating margin
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purcha-sing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
Interna-tional
+44
Sales financing division
+31
Others
943
H1 2005 operating margin

Alliance Renault Nissan



Diesel engine 2.0 dCi



BVM 6 - gear manual gearbox

Renault Group – Evolution of operating margin (IFRS)

Contribution to the change in operating margin
In millions of euros

Change H1 2005 / H1 2004 : - €163 million



1,106
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purcha-sing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
Interna-tional
+44
Sales financing division
+31
Others
943
H1 04 IFRS operating margin
H1 2005 operating margin



Renault Group – Evolution of operating margin (IFRS)



Contribution to the change in operating margin
In millions of euros

Change H1 2005 / H1 2004 : - €163 million



1,106
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purcha-sing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
Interna-tional
+44
Sales financing division
+31
Others
943
H1 04 IFRS operating margin
H1 2005 operating margin

* Including a charge of €60 M related to the successor of Twingo following a project reassessment carried out to improve its economic equation. The vehicule is now scheduled for 2007.

Operating margin by division

In millions of euros	H1 2004 IFRS	H1 2005	Change H1 2005/ H1 2004
Automobile	884	**677**	**-207**
Sales financing	222	**266**	**44**
Group operating margin	**1,106**	**943**	**-163**

New common parts warehouse in Hungary



Renault Nissan distribution Center in Györ – Hungary

Renault Group – Evolution of operating margin (IFRS)

Contribution to the change in operating margin
In millions of euros

Change H1 2005 / H1 2004 : - €163 million



1,106
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purcha-sing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
Interna-tional
+44
Sales financing division
+31
Others
943
H1 04 IFRS operating margin
H1 2005 operating margin



Renault Group – Evolution of operating margin (IFRS)


Contribution to the change
in operating margin
In millions of euros
Change H1 2005 / H1 2004 : - €163 million
1,106
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purcha-sing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
Interna-tional
+44
Sales financing division
+31
Others
943
H1 04 IFRS operating margin
H1 2005 operating margin



Research & Development expenses

New vehicle R&D cost reduction : Clio III vs Clio II

€537 M



- Lead time reduction:

  28 months instead of 49 months
  - Alliance best practices implementation
  - Renault engineering progress plan
- Prototype cost reduction
- Platform development cost sharing

€323 M



Clio II

Clio III



Renault Group – Evolution of operating margin (IFRS)

Contribution to the change in operating margin
In millions of euros

Change H1 2005 / H1 2004 : - €163 million



1,106
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purcha-sing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
Interna-tional
+44
Sales financing division
+31
Others
943
H1 04 IFRS operating margin
H1 2005 operating margin



Research & Development expenses



In millions of euros
Automobile division

	H1 2004 IFRS	**H1 2005**
R&D expenses (cash)	1,021	**1,160**
In % of revenues	*5.2%*	*5.7%*
Capitalized development expenses	- 353	**- 421**
In % of R&D expenses	*34.6%*	*36.3%*
Amortisation	230	**320**
of which since 2002	*71*	*169*
R&D as stated in P&L	898	**1,059**
In % of revenues	*4.6%*	*5.2%*



Renault Group – Evolution of operating margin (IFRS)



Contribution to the change in operating margin
In millions of euros

Change H1 2005 / H1 2004 : - €163 million



1,106
H1 04 IFRS operating margin
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purcha-sing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
Interna-tional
+44
Sales financing division
+31
Others
943
H1 2005 operating margin


New IT - IS Organization
OPERATIONAL DIVISIONS
Fonctional experts
Final users
GOVERNANCE & MANAGEMENT
CLIENT MANAGEMENT
27 domains
Help Desk
Services catalog
PC ENVIRONMENT
SOFTWARE MAINTENANCE & DVT
Atos Origin
I.T. INFRASTRUCTURE
CSC


Renault Group – Evolution of operating margin (IFRS)
Contribution to the change in operating margin
In millions of euros
Change H1 2005 / H1 2004 : - €163 million
1,106
H1 04 IFRS operating margin
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purcha-sing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
Interna-tional
+44
Sales financing division
+31
Others
943
H1 2005 operating margin



Turkey





Market in thousands of units (PC+LCV)
Renault group Market share in %
400
350
300
250
200
150
100
50
0
20.0%
15.0%
10.0%
5.0%
0.0%
14.0%
16.5%
16.3%
108
349
305
H1 03
H1 04
H1 05



Renault Group –
Evolution of operating margin (IFRS)
Contribution to the change
in operating margin
In millions of euros
Change H1 2005 / H1 2004 : - €163 million
1,106
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purcha-sing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
Interna-tional
+44
Sales financing division
+31
Others
943
H1 04 IFRS operating margin
H1 2005 operating margin

Vol. in units	2003 H1	2004 H1	2005 H1	*Vol. change H1 05 vs. H1 04*
Market	107,739	348,722	304,541	*-44,181*
Renault Group	15,115	57,555	49,752	*-7,803*
Incl. Renault	15,115	54,965	45,812	***-9,153***
Incl. Dacia		2,590	3,940	*1,350*

Market Share in %	2003 H1	2004 H1	2005 H1
Renault Group Market Share	14.0%	16.5%	16.3%

Renault Samsung Motors

- **RSM sales in South Korea up 42.1% in market down 0.8%**
- **Export sales more than double**



South Korean market & Samsung market share



500
450
400
350
300
250
200
PC in k units
9.1%
9.6%
13.0%
H1 04
H2 04
H1 05

Samsung Unit Sales (in k units)



60
50
40
30
20
10
0
PC in k units
VQ
SM5
SM3
SM7 /VQ
SM5
SM3
H1 04
H1 05



Renault Group – Evolution of operating margin (IFRS)
Contribution to the change in operating margin
In millions of euros
Change H1 2005 / H1 2004 : - €163 million
1,106
-15
-273
+5
+137
-67
+22
-132
+85
+44
+31
943

RSM PC Sales by model in South Korea

In units	H1 04	H1 05	% Change
SM3	9,128	11,561	26.7%
SM5	22,054	28,838	30.8%
SM7/VQ	8,139	15,482	90.2%
Total	**39,321**	**55,881**	**42.1%**

In units	H1 04	H1 05	% change
RSM Korean Registrations	39,321	55,881	42.1%
South Korean PC Market	434,163	430,595	-0.8%
RSM Market Share	*9,1%*	*13,0%*	-
RSM Exports	967	2,096	116.8%
RSM Total Sales	40,288	57,977	43.9%



Dacia and Logan



- **Profitability achieved in H1 2005, 6 months ahead of plan**
- **High demand for the Logan (100k orders taken at end June 2005)**
  - Logan production ramp-up in Russia and Morocco under way
  - Production start-up in Columbia in H2 2005





Global Dacia units sales
Export
Romania
PC+LCV in k units
0
10
20
30
40
50
60
70
80
90
H1 04
H1 05



Renault Group –
Evolution of operating margin (IFRS)
Contribution to the change in operating margin In millions of euros
Change H1 2005 / H1 2004 : - €163 million
1,106
-15
-273
+5
+137
-67
+22
-132
+85
+44
+31
943
Others
H1 2005 operating margin

In units (PC+LCV)	H1 04	H1 05	Vol. change	% change
Romania	33,695	62,763	29,068	86.3%
o/w Logan	0	47,127	-	-
Other Countries	8,021	16,794	8,773	109.4%
o/w Logan	0	14,838	-	-
Total Dacia	**41,716**	**79,557**	**37,841**	**90.7%**
o/w Logan	**0**	**61,965**	**-**	**-**


RCI Banque
In millions of euros
In %
Average loans outstanding
Cost of risk
Operating expenses
23,000
22,000
21,000
20,000
19,000
18,000
17,000
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
H1 2003
H1 2004
H1 2005


Renault Group –
Evolution of operating margin (IFRS)
Contribution to the change in operating margin
In millions of euros
Change H1 2005 / H1 2004 : - €163 million
1,106
-15
Volume Europe
-273
Mix/price Europe
+5
Currencies Europe
+137
Purchasing
-67
Industrial expenses
+22
Warranty
-132
R&D, SG&A
+85
International
+44
Sales financing division
+31
Others
943
H1 04 IFRS operating margin
H1 2005 operating margin

RCI Banque

In millions of euros	H1 2003	H1 2004	H1 2005
Average loans outstanding	19,329	21,360	**22,513**
Cost of risks	0.58%	0.60%	**0.60%**
Operating expenses	1.85%	1.78%	**1.61%**



Renault Group – Other operating income and expenses

In millions of euros

	H1 2004 IFRS	**H1 2005**
Restructuring charges	- 92	**- 44**
o/w extension & update of CASA scheme in France	*- 66*	*- 7*
Capital gain (loss) on disposal of real estate	33	**155**
o/w disposal of properties in Madrid		*160*
Capital gain on Nissan Diesel disposal	-	**150**
Others	9	**3**
TOTAL Other operating income & expenses	**-50**	**264**



Renault Group – Consolidated income statement

In millions of euros

	H1 2004 IFRS*	**H1 2005**
Revenues	20,494	**21,324**
Operating margin	1,106	**943**
Other operating inc.& exp.	- 50	**264**
Net financial income	**- 221**	**- 186**
Of which redeemable shares	*- 210*	*- 174*
Associated net income	1,028	**1,536**
Pre-tax income	1,863	**2,557**
Current and deffered tax	- 410	**- 346**
Net income	1,453	**2,211**

* After restatements of Nissan contribution

Financial expense

In millions of euros	H1 2004	H1 2004 IFRS	H1 2005
Financing of automotive debt	-58	-58	-40
Other debt management items	73	73	11
Cost of automotive debt	**15**	**15**	**-29**
Other financial income & expenses	24	-26	17
Net financial expense before redeemable shares	**39**	**-11**	**-12**
Repurchase of redeemable shares	-343	-121	
Change in redeemable shares fair value		-89	-174
Net financial expense	**-304**	**-221**	**-186**



Renault Group – Consolidated income statement



In millions of euros

	H1 2004 IFRS*	H1 2005
Revenues	20,494	**21,324**
Operating margin	1,106	**943**
Other operating inc.& exp.	- 50	**264**
Net financial income	- 221	**- 186**
Associated net income	**1,028**	**1,536**
Pre-tax income	1,863	**2,557**
Current and deffered tax	- 410	**- 346**
Net income	1,453	**2,211**

* After restatements of Nissan contribution

Renault's 2004 financial statements included 5 quarters for Nissan covering the period October 1, 2003 to December 31, 2004. The half-year financial statements at June 30, 2004 included Nissan's net income for the 6 months October 1, 2003 to March 31, 2004.

IAS 28 « investments in associates » requires accounting periods to be consistent from one year to the next.
The Renault Group therefore decides to consolidate Nissan's net income over 12-month period January 1 – December 31, 2004.

The Nissan quarter covering the period October 1 – December 31, 2003 and contributing € 432 million, has thus been eliminated from the net income of companies accounted for by the equity method and included in shareholders' equity at January 1, 2004.

The first half financial statements at June 30, 2004 have been restated by "replacing the Nissan half-year October 1, 2003 – March 31, 2004 by the period January 1, - June 30, 2004.

Associated net income

In millions of euros	H1 2004 *	H1 2004 IFRS	H1 2005
Nissan	**930**	**894**	**1,361**
Result (by equity method)	*950*	*894*	*911*
Goodwill	*-20*		
Transfer of pension liabilities to the Japanese government			*450*
Volvo	**124**	**115**	**167**
Result (by equity method)	*111*	*115*	*167*
Badwill	*13*		
Others	**19**	**19**	**8**
TOTAL Associated net income	**1,073**	**1,028**	**1,536**

* After restatment of Nissan contribution


Renault Group –
Associated net income
In millions of euros
Q2
Q1
1,361
894
Pension
115
167
1 400
1 200
1 000
800
600
400
200
0
H1 2004
H1 2005
H1 2004
H1 2005
Nissan
Volvo



Renault Group – Consolidated income statement



In millions of euros	H1 2004 IFRS *	**H1 2005**
Revenues	20,494	**21,324**
Operating margin	1,106	**943**
Other operating inc.& exp.	- 50	**264**
Net financial income	- 221	**- 186**
Associated net income	1,028	**1,536**
Pre-tax income	1,863	**2,557**
Current and deffered tax	**- 410**	**- 346**
Net income	**1,453**	**2,211**

* After restatements of Nissan contribution

Current & deferred tax and Renault net income

In millions of euros	H1 2004	H1 2004 IFRS	H1 2005
Current & deferred tax	423	410	**346**
Effective tax rate before share in associated net income	46.9%	49.1%	**33.9%**
Overall effective tax rate	21.3%	22.0%	**13.5%**
Net income	1,560	1,453	**2,211**
Net income - Renault share (K €)	1,513	1,406	**2,170**
Earnings per share (in €)*	5.69	5.53	**8.52**
Shareholders' equity	14,824	15,864	**18,123**

* The number of shares used for the calculation of Renault's earnings per share takes into account the neutralization of treasury shares and of 44.4% of Renault shares held by Nissan



Standard evolution on net financial indebtness

Automobile division - In million of euros

Standard evolution on net financial indebtness

	H1 2004 IFRS
Net financial indebtness at Dec. 31, 2004 before IFRS	**541**
Redeemable shares	318
Treasury shares	509
Other IAS 39 (o/w swap in yen)	- 116
Change in scope	315
TOTAL impacts	**1,026**
Net financial indebtness at Dec. 31, 2004 under IFRS	**1,567**



Net financial debt evolution in H1 2005





Automobile division - In millions of euros
Free cash flow: €959 M
+2,364
-984
-421
+590
-554
-102
-113
-1,567
Cash flow
Net tangible* & intangible investments excl. IAS 38
Development expenses capitalized
Change in WCR
Dividends paid
IAS 39**
Others***
-787
Dec. 31, 2004 Net financial debt
June 30, 2005 Net financial debt
Net debt reduction: €780 M
* of which sales on property in Madrid: + €174 M
** of which Redeemable share: - €174 M
*** of which Yen impact: - €134 M

Automobile division Change in net financial debt

	H1 2004	H1 2004 IFRS	2004	2004 IFRS	H1 2005
Cash flow	**2,365**	**2,480**	**4,351**	**4,596**	**2,364**
o/w dividends received from Nissan	*167*	*167*	*345*	*345*	*182*
o/w dividends received from Volvo	*208*	*208*	*208*	*208*	*120*
Net capex	**-1,188**	**-1,346**	**-2,823**	**-3,199**	**-1,405**
Net capex excl. Development exp. Capitalized	*-835*	*-993*	*-2,074*	*-2,450*	*-984*
o/w dCapital gains on sale of Madrid land					*174*
o/w capitalized development expenses	-353	-353	*-749*	*-749*	*-421*
Free cash Flow exc. change in WCR	**1,177**	**1,134**	**1,528**	**1,397**	**959**
Change in WCR	672	715	401	532	590
Dividends paid	-418	-418	-418	-418	-554
Repurchase of redeemable shares	-343	-121	-343	-121	
Fair value adjust.on redeemable shares		-89		-170	-174
Other fair value adjustments		NC		NC	72
Others	-151	NC	39	NC	-113
o/w currencies and change in scope	*-114*				*-198*
Net debt reduction	**937**	**NC**	**1,207**	**NC**	**780**



2005 outlook

- Clio launch
- Growth of global sales
- Achieving operating margin above 4%



The second half of 2005 will be marked by the launch of New Clio in Europe and the ongoing roll-out of the Logan programme in international markets.

Against a backdrop of stable markets in Western Europe and slight market growth in the other main countries in which the Group operates, with the exception of Turkey, and taking into account the cost constraints owing principally to the rise in raw material prices, Renault confirms the guidance given in February for full-year 2005:

- market share in Western Europe similar to that of 2004,
- continuous sales growth outside Western Europe, driven by the buoyant Dacia and Samsung brands,
- Group operating margin higher than 4% of revenues.



RENAULT

PRESS RELEASE

JULY 27, 2005

In the first half of 2005,

Renault benefits from international development and generates operating margin of 4.4%[1]

- **Renault's revenues were driven by growth in international sales, rising by 3.8%[1] compared with the first half of 2004.**
- **Group operating margin was 4.4%[1], benefiting from an increased contribution from operations outside Europe. Net income was €2,211 million, an increase of 52%.**
- **Renault continued to reduce debt, and strong operating performance led to free cash flow[2] of €959 million.**
- **The Group confirms the guidance given in February for full-year 2005.**

In the first half of 2005, the Renault group sold 1,359,000 passenger cars and light commercial vehicles worldwide under its Renault, Dacia and Renault Samsung Motors brands. This represents a year-on-year increase of 50,000 vehicles, or 3.8%.

In Western Europe, where a flat automobile market grew by only 0.4% and competition was stiff, Renault confirmed its position as the leading passenger car and light commercial vehicle brand with a market share of 10.8%, virtually stable on the 10.9% reported in the first half of 2004. This performance was due to the success of the product range and a diversified offering within each segment. Mégane remained Europe's top-selling vehicle across all categories, with a 4.6% share of European passenger car sales in the first half of 2005. Renault's popular models enabled the Group to strengthen its position in the strategic light commercial vehicle segment, where sales rose by 6.3%, giving it a market share of 15%.

---

[1] Application of IFRS: Renault is using International Financial Reporting Standards (IFRS) for the first time to present its first-half 2005 results. The 2004 financial statements referred to in this press release have been restated to IFRS. Regarding the conversion to IFRS of statements published under French GAAP, details concerning the 2004 full-year financial statements were published in February 2005; information about the first half of 2004 is provided in statements for the first half of 2005.

[2] Free cash flow: Cash flow from operations – Net capital expenditure (Automobile Division).

RENAULT PRESS

1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

Group growth outside Western Europe remained strong, with sales up 17.5%. This represents 28.4% of total Group sales, compared with 25.2% in the year-earlier period.

Apart from a slowdown in Turkey – due to a declining market – and in Central Europe, the Group achieved strong progress in all other regions, particularly Russia (+43.8%), Latin America (+20%) and Africa and the Middle East (+16.4%).
Dacia-brand sales surged by 90.7%, buoyed by the popularity of Logan in all countries in which it has been introduced. In South Korea, Renault Samsung Motors (RSM) raised volumes by 44% and turned in a strong performance on the back of the successful launches of the new SM5 and SM7 models.

A significant increase in international contribution to revenues and operating margin

Revenues totalled €21,324 million, up 3.8% on the first half of 2004[3].

The **Automobile Division** contributed revenues of €20,374 million, a 4%[3] increase on the €19,585 million generated in the first half of 2004. Despite a less favourable breakdown of sales in Europe, revenues benefited from the growing contribution of international markets, with rising sales accompanied by higher prices and an improved mix. This was due in particular to the success of RSM's new models in South Korea and Logan's increasing share of Dacia's sales.

The **Sales Financing Division** generated revenues of €950 million, a slight 1.6%[3] decline on the first half of 2004. The main reason for this fall was the decrease in the average interest rate of the loan portfolio. Average loans outstanding continued to grow, rising by 5.6%[3].

Group **operating margin** was €943 million, representing 4.4% of revenues. This compares with €1,106 million (5.4% of revenues) in the first half of 2004.

The **Automobile Division** turned in an operating margin of €677 million, or 3.3% of revenues as opposed to 4.5% in the year-earlier period.
The decline is attributable to a reduced contribution from Europe, which was hit by a deterioration in the product and price mix, fierce competition and rising raw materials costs. Renault continued efforts to reduce non-raw materials purchasing costs and to contain warranty costs. The Group benefited from the increased contribution of international businesses. In particular, profitability improved at Renault Samsung Motors and Dacia returned to breakeven after a period of restructuring and investment.

The **Sales Financing Division** contributed €266 million to Group operating margin, i.e. 28% of its revenues, up from €222 million in the first half of 2004. This growth was driven by a rise in average interest-earning loans outstanding and a fall in operating expenses.

Other operating income and expenses came in positive at €264 million versus an expense of €50 million in the first half of 2004. This positive result was due to several capital gains realized in the first half, including €160 million on the sale of land in Madrid, Spain and €150 million on the disposal of a 17.88% stake in Nissan Diesel Motor Co. Ltd. This net figure also includes €44 million of restructuring charges.

Operating income therefore totalled €1,207 million, up from €1,056 million in the first half of 2004.

Net financial expense amounted to €186 million, versus an expense of €221 million in the year-earlier period. This figure includes the impact of the fair-value measurement of redeemable shares under IAS 39, which amounted to €174 million in the first half of 2005. Excluding this

[3] On a consistent basis.

effect, Renault's net financial expense was €12 million. This figure was helped by further reductions in net debt and the low cost of gross debt, which is partially yen-denominated.

Renault's share in the net income of **companies accounted for by the equity method** was €1,536 million in the first half of 2005. Stripping out exceptional income of €450 million relating to Nissan's completion of its partial transfer of pension liabilities to the Japanese government, the figure was €58 million higher than in the first half of 2004. Renault benefited from a strong performance by Nissan (€911 million excluding exceptional income versus €894 million in the year-earlier period) and AB Volvo's inclusion as an equity affiliate[4]. AB Volvo's contribution was a positive €167 million, compared with €115 million in the first half of 2004. Other companies accounted for by the equity method contributed €8 million, as opposed to €19 million in the year-earlier period.

Overall, Renault's pre-tax income was €2,557 million, up from €1,863 million in the first half of 2004.

Current and deferred taxes amounted to a net charge of €346 million in the first half of 2005, versus a net charge of €410 million in the year-earlier period.

Net income was €2,211 million in the first half of 2005, up from €1,453 million a year earlier. After stripping out the Renault shares owned by Nissan and treasury shares, earnings per share was €8.52, a 54% increase on the €5.53 seen in the first half of 2004.

| Further strengthening of the financial position

Shareholders' equity rose by €2,262 million to total €18,126 million at end-June 2005.
At December 31, 2004, net debt in the Automobile Division under the former accounting standards was €541 million. Under the new standards, it came to €1,567 million. In the first half of 2005, this figure was reduced by €780 million to €787 million. This was despite the impact of IAS 39, which increased debt by €102 million (including €174 million for redeemable shares), and exchange rate movements and consolidation differences, which represented €198 million.
Excluding these items, net debt in the Automobile Division fell by €1,080 million, reflecting the Group's continuing strong operating performance. Cash flow fell by €116 million year-on-year to €2,364 million. The figure was buoyed by €314 million of dividends from equity affiliates, as opposed to €375 million in the first half of 2004.
The working capital surplus rose by €590 million on the back of a sharp increase in trade payables arising from seasonal variations in sales.

Operating activities largely financed capital expenditures net of disposals, which totalled €1,405 million (down from €1,346 million in the first half of 2004), and represented 6.9% of revenues. As a result, before changes in the working capital surplus, the automobile division generated free cash flow of €959 million.

The combination of lower debt levels and the increase in shareholders' equity meant that the debt-to-equity ratio was 4.3% at June 30, 2005 as opposed to 9.9% at December 31, 2004.

[4] AB Volvo bought back some of its own shares in the first half of 2005, bringing Renault's stake to 21.84%.

| 2005 outlook

The second half of 2005 will be marked by the launch of New Clio in Europe and the ongoing roll-out of the Logan programme in international markets.

Against a backdrop of stable markets in Western Europe and slight market growth in the other main countries in which the Group operates, with the exception of Turkey, and taking into account the cost constraints owing principally to the rise in raw material prices, Renault confirms the guidance given in February for full-year 2005:

- market share in Western Europe similar to that of 2004,
- continuous sales growth outside Western Europe, driven by the buoyant Dacia and Samsung brands,
- Group operating margin higher than 4% of revenues.

*

CONTACT
Renault Press: Anne-Emmanuelle Dognon-Remy, + 33 1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

Breakdown of Renault group's consolidated revenues by Division and half-year period

€ million	*H1 2005*	*H1 2004 on a consistent basis with 2005*	*% change 2005/2004*
Automobile	20,374	19,585	4.0%
Sales Financing	950	965	(1.6%)
Total	**21,324**	**20,550**	**3.8%**

Renault's consolidated results by half-year period

€ million	*H1 2005*	*H1 2004*
Operating margin	943	1,106
Operating income	1,207	1,056
Net financial income (expense)	(186)	(221)
Share in net income of companies accounted for by the equity method	1,536	1,028
Pre-tax income	2,557	1,863
Current and deferred taxes	(346)	(410)
Net income	2,211	1,453
Minority interests	41	47
Group net income	2,170	1,406
Earnings per share (in euros)	8.52	5.53

Operating margin by Division and half-year period

€ million	*H1 2005*	*H1 2004*	% change
Automobile Division	677	884	*(23.4%)*
Sales Financing Division	266	222	*19.8%*
Total *% of revenues*	**943** **4.4%**	**1,106** **5.4%**	***(14.7%)***

CONFÉRENCE RENAULT
9 FÉVRIER 2006

RENAULT CONFERENCE
FEBRUARY 9, 2006



RENAULT

2005 EARNINGS REPORT



RENAULT

2005 EARNINGS REPORT



RENAULT

Renault is presenting its 2005 consolidated financial statements according to International Financial Reporting Standards (IFRS). All 2004 data have been restated to IFRS.

KEY FIGURES

- Sales performance:
  - Group worldwide sales: 2.5 million vehicles (+1.7%), comprising 2.1 million passenger cars (+1.5%) and 400,000 light commercial vehicles (LCVs) (+2.8%).
  - Europe: 1.8 million units (-4.0%) in a stable market (-0.3%).
    Renault: Number-one automobile brand, with combined market share (cars plus LCVs) of 10.2% (vs. 10.8% in 2004).
  - Rest of the world: 700,000 units (+21.2%), with growth driven by the three brands: Renault (+11.4%), Dacia (+45.5%) and Renault Samsung (+40.0%).
- Group revenues: €41,338 million (+1.9% on a consistent basis).
- Group operating margin: €1,323 million, or 3.2% of revenues (compared with €2,115 million and 5.2% in 2004).
- Contribution from Nissan Motor: €2,275 million, including non-recurring income of €450 million, compared with €1,689 million in 2004.
- Net income (Renault share): €3,367 million, or €13.19 per share (versus €2,836 million and €11.16 per share in 2004).
- Free cash flow[1] of the Automobile Division: €1,226 million (compared with €1,397 million in 2004).
- Net financial debt of the Automobile Division at December 31, 2005: €2,252 million, or 11.5% of Group shareholders' equity (vs. 9.9% at end-December 2004).
- Dividend proposal to the AGM of May 4, 2006: €2.40 (+33.3%).

(1) Free cash flow = cash flow less net capital expenditure before the change in working capital requirement.

OVERVIEW

The Group's worldwide sales in 2005 grew 1.7% (+43,000 units), despite a flat European market that contracted by 0.3%. Growth was driven by the Group's buoyant performance outside Europe, where sales rose 120,000 units:

- In Europe, Renault pursued a more selective commercial policy amid strong market pressures on transaction prices, and sales slipped by 77,000 units. But Renault held on to its number-one position in the car and LCV market, with a good performance in vans (Trafic and Master), and Mégane once again topping the sales charts in Europe.
- Outside Europe, Renault's sales climbed 21.2%, with advances in all major markets except Turkey and Brazil. Dacia's sales were boosted by the success of Logan, while Renault Samsung Motors saw sales advance as a result of range renewal and expansion.

Group revenues rose 1.9% (on a consistent basis), on the back of the increase in international sales.

Operating margin was €1.3 billion, or 3.2% of revenues, compared with 5.2% in 2004. This fall-off is attributable to a smaller contribution from the Automobile Division in Europe as a result of several factors: a decline in sales, a deterioration in the sales mix and transaction prices amid fierce competition, and a rise in raw material prices, manufacturing and technical costs and R&D spend that was not entirely offset by the ongoing reduction in purchasing costs excluding raw materials. In contrast, operating margin was bolstered by good international performances. The Sales Financing Division made yet another substantial contribution, with €0.5 billion.

Renault earned €2.6 billion from its share in associated companies (Nissan and AB Volvo), taking net income (Renault share) to €3.4 billion (+18.7%).

The Automobile Division generated €1.2 billion of free cash flow from operating activities. However, its net financial debt increased €0.7 billion, largely because of a decline in the working capital surplus, the marking to market of redeemable shares (which added €0.3 billion) and the exercise of the option to acquire the Technocentre (€0.6 billion). At December 31, 2005, net automotive debt amounted to €2.3 billion, or 11.5% of shareholders' equity (compared with 9.9% at end-December 2004).

OUTLOOK FOR 2006

In 2006, Renault expects the automobile market to decline slightly in Europe and to grow in the other main countries in which the company operates.

Renault will not benefit from major product launches in 2006, but will profit from the first full year of sales of the new Clio in Europe, as well as the release of phase-two models of Mégane, Espace and Trafic and the phase-three Master. Outside Europe, two new five- and seven-seater station wagon versions will be brought to market in the second half of 2006 to round out the Logan line. Furthermore, action plans focusing on our cost competitiveness, defined within the framework of the new business plan, will be deployed and start to bear fruit in 2006.

Overall, against a backdrop of higher raw material costs than in 2005, an extremely competitive European market and continuous international growth, Renault plans to achieve an operating margin of 2.5% of revenues in 2006.

AUTOMOBILE

- *The Renault group's sales exceeded the 2.5 million vehicle mark for the first time in 2005. It grew worldwide sales[1] by 43,000 units, or 1.7%, as a result of strong momentum outside Europe.*
- *In Europe[2], Renault sold 1.8 million units, down 5.4% on 2004, and remained the leading brand for passenger cars and light commercial vehicles (LCVs), with 10.2% of the market. In an automotive market that was broadly stable (down 0.3%) and subject to strong price pressures, Renault maintained its selective commercial policy. Mégane was again the top-selling car in Europe, despite a half-point drop in market share to 4.2%. Sales of Trafic and Master enabled Renault to confirm its leadership in LCVs – a strategic segment – with 14.4%. And with Logan, Dacia recorded an impressive performance in Europe, selling 30,000 vehicles.*
- *Group sales outside Europe climbed 21.2% to almost 700,000 vehicles, or 27.2% of total worldwide sales, up from 22.8% in 2004. The Group advanced in all regions except Turkey, which was down 1.4%, and Brazil. All three Group brands contributed to sales growth: Dacia's sales surged 45.5% with the successful rollout of Logan; in Korea, the range renewal program enabled Renault Samsung Motors to grow sales by 40.4%; and the Renault brand saw an 11.4% increase in sales volumes.*

SALES FINANCING

- *RCI Banque's average loans outstanding rose by 4.6% in 2005 to €22.9 billion at December 31, 2005.*

1.1. AUTOMOBILE

1.1.1. Renault Group – Worldwide sales by brand

PASSENGER CARS AND LCVs

RENAULT	2005(*)	2004(*)	% change
Europe	1,814,258	1,917,770	(5.4)
Worldwide excl. Europe	435,737	391,202	11.4
Renault total	**2,249,995**	**2,308,972**	**(2.6)**
DACIA			
Europe	30,790	4,505	583.5
Worldwide excl. Europe	133,616	91,814	45.5
Dacia total	**164,406**	**96,319**	**70.7**
RENAULT SAMSUNG			
Renault Samsung total	**119,027**	**85,046**	**40.0**
WORLDWIDE GROUP SALES	**2,533,428**	**2,490,337**	**1.7**
O/w: - in Europe	*1,845,048*	*1,922,275*	*(4.0)*
- outside Europe	*688,380*	*568,062*	*21.2*
O/w: - Passenger cars	*2,141,248*	*2,108,832*	*1.5*
- Light commercial vehicles	*392,180*	*381,505*	*2.8*

(*) Provisional figures

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographical regions. In Western Europe, the figure includes sales of 29,277 unregistered vehicles in 2005, versus 32,832 in 2004. In line with car industry practice, market share is calculated from previous years' statistics from official bodies or, failing that, from data derived from carmakers' internal product flows, hence sales.

(2) "Europe" refers to Western Europe (France, Germany, Italy, UK, Spain, Netherlands, Belgium, Luxembourg, Portugal, Switzerland, Austria, Sweden, Finland, Norway, Denmark, Iceland, Ireland and Greece) plus Central Europe (Baltic States, Bosnia, Croatia, Czech Republic, Hungary, Macedonia, Poland, Serbia-Montenegro, Slovakia and Slovenia).

In 2005 the Group's worldwide sales totaled 2,533,000 vehicles, a rise of 43,000 units over 2004. This rise breaks down as an increase of 120,000 units outside Europe and a decline of 77,000 units in Europe. It reflects growth of 68,000 units at Dacia and 34,000 at Renault Samsung and a decline of 59,000 units sold under the Renault brand.

1.1.2. Renault brand

With 2.2 million passenger cars and LCVs sold in 2005, total **worldwide** sales under the Renault brand were down 2.6%, despite an 11.4% increase in sales outside Europe.

In Europe

Renault's sales slipped 5.4% in 2005 to 1.8 million passenger cars and LCVs in a flat market, which contracted 0.3% to 17.5 million units. Renault was once again the leading automobile brand on the passenger car and LCV market in 2005, with market share of 10.2% versus 10.8% in 2004.

→ In a **passenger car** market of 15.3 million units, down 0.8%, Renault was ranked second with 1,476,000 registrations, or 9.6% of the market, compared with 10.2% in 2004.

Market trends in individual countries varied:

- In Western Europe, where the market fell 0.3%, three countries posted gains – France (2.7%), Spain (0.8%) and Germany (1.7%) – while the UK (-5%), the Netherlands (-3.8%) and Italy (-1.3%) were all in decline.
- In Central Europe, the passenger car market contracted further (by 9%). The Polish market plummeted 25.9%, the biggest decline in the region, after shrinking 11.2% in 2004.

In **France**, Renault was the number-one brand yet again, with four of the 10 best-selling vehicles. Despite a 15.6% drop in sales, Mégane was again the top-seller, taking a 9.1% share. In a growing market with strong pressure on transaction prices – and with the added effect for Renault of preparing the launch of Clio III in September 2005 – the brand's market share dipped to 25.4% from 27.3% in 2004, with sales down 4.5%.

Renault was also the top brand in **Spain** (12.4%), **Portugal** (13.9%), **Belgium-Luxembourg** (11.0%) and **Slovenia** (22.8%). It ranked number two in the **Czech Republic** (6.8%) and **Croatia** (12.9%) and number three in the **Netherlands** (8.6%).

In the **UK**, the retail market contracted 10.6%, leading to an increase in sales incentives. Overall, the market shrank 5% in 2005 and Renault lost two-tenths of a point of market share to 7.2%. Sales were down 7.7%, as carbuyers awaited the launch of Clio III.

In **Germany**, Renault vehicle registrations were up, enabling the brand to maintain its position as the leading imported brand with 5% of the market, after a steep loss of market share in 2004. Continuing its selective commercial policy, Renault increased vehicle sales to private carbuyers.

In **Italy**, Renault's market share fell to 6.4% from 7.0% in 2004 and sales contracted 10.0%. On a highly competitive segment, Mégane sales slumped 23.9%. Conversely, Renault advanced on the small-car segment with Modus.

Analyzed by **model**, Renault's performance was varied, but the brand maintained its leadership of the C segment with Mégane and the large minivan segment with Espace:

- On the *A segment (small city cars)*, after 12 years in the showrooms and despite not having a diesel version, **Twingo** still had a significant presence as the top-selling car in its segment in France and number-four in Europe with 7.7% of the market.
- On the *B segment (small cars)*, Renault met its target of increasing market share by selling two models – Modus and Clio II/Clio III. Market share rose to 11.8% from 10.3% in 2004, even though the sales targets initially announced for Modus were not reached.

- **Modus**, released in September 2004, was number two in the small minivan class and took 3.8% of the B segment in 2005. Since its launch, more than 227,000 units have been registered in Europe.
- With the launch of **Clio III** in September 2005, voted Car of the Year 2006 in Europe, Clio led its segment in the fourth quarter and came in second place for the year as a whole, with more than 341,000 passenger cars registered in Europe and 8% of the B segment. Since its launch, sales of Clio III have accounted for 57% of total Clio sales.

Clio III, which has the same Renault-Nissan Alliance B platform as Modus and Micra, is the eighth Renault vehicle to earn the maximum five-star rating in the crash tests run by the independent body Euro NCAP. For this third-generation Clio, Renault implemented a new manufacturing system at the Flins site, which will be extended in 2006 to Bursa (Turkey) and Dieppe (France) for the Renault Sport version, in order to ramp up production and broaden the range. Renault has kept Clio II in its range in order to offer an entry-level vehicle in the B segment.

- **Thalia,** the sedan version of Clio, with almost 13,000 units sold, contributed to Renault's performance on the B segment in Central Europe, taking a 3.7% share in this region, down 1.3 points on 2004.

  Renault was number one on the combined A and B small-car segments in 2005 thanks to its triple offering: Twingo, Clio and the Thalia sedan, and Modus.

- **Kangoo car** was number two on its segment with a share of 16.7%, down from 18.6% in 2004.

- **Mégane II**, which in September 2005 entered its third year on the market, was again the top-selling vehicle in Europe across all classes and took 4.2% of the European passenger-car market in 2005. Mégane led the *C segment*, with a share of 12.4% (versus 14.6% in 2004), and was number one in the segment in France, Spain, Belgium-Luxembourg, the Netherlands, Portugal, Slovenia and the Czech Republic.

  In 2005 Renault registered nearly 644,000 Mégane passenger cars in Europe, 12.2% fewer than in 2004, taking the number of Mégane II passenger cars sold in Europe to 1.9 million since the first models in the line were released in third-quarter 2002.

  In Europe, the Mégane station wagon and Mégane coupé-cabriolet advanced by 3.6% and 11.3% respectively in 2005, whereas the strongest declines were recorded by the sedan version (-37.2%), the three- and five-door hatchback versions (-20.8%) and Mégane Scénic (-9.4%).

  The launch on January 20, 2006 and marketing of phase two of Mégane II, powered by the Alliance's new diesel engine, the 2.0 dCi 16V 150hp, should be an opportunity to boost sales. A phase-two model is also scheduled for Scénic in second-half 2006.

- On the *upper midrange D segment*, which contracted by a further 2.4% in 2005, and by 7.6% over the past three years, 106,000 **Lagunas** were sold in 2005 (a decline of 20.1% on 2004). Despite a new version released in March 2005 with new features, Laguna's share of the D segment was lower than the previous year, at 4.2% versus 5.2% in 2004.

- **Vel Satis**, bolstered by a new version launched in April 2005, gained one-tenth of a point on the *upper E1 segment* with a share of 1.1%. However, in a segment that contracted 13.4%, Vel Satis registrations dropped 5.9% to 7,600 units.

- **Espace**, in its fourth year on the market, confirmed its number-one position on the *large minivan segment* with a share of 18.3% in 2005, down 2.0 points. On a segment that shrank by 12.6%, however, sales were down 21.4%. Espace led its segment in France, the Netherlands, Belgium-Luxembourg, Switzerland and Slovenia, and confirmed its high-end positioning with 6-cylinder gasoline and diesel engines and high-specification features. Almost 50,000 units were sold in 2005, which was 16,000 more than its rival in second place. Like Mégane, Espace will enter phase two in March 2006, with the Alliance's new diesel engine, in two versions, 150 and 175hp, fitted with a particulate filter.

➔ On the **light commercial vehicle** market, up 3.7%, Renault was number one in Europe, with market share of 14.4%, down four-tenths of a point on 2004. Renault increased its market share by half a point to 15.2% in **Belgium-Luxembourg,** remained stable in the **UK** with 6.8%, but shed one-tenth of a point to 8.4% in **Germany,** half a point to 33.7% in **France,** seven-tenths of a point to 12.3% in **Spain** and half a point to 9.2% in **Italy.** In Central Europe sales fell by 3.7% and Renault's market share fell 1.7 points to 10.8%.

Renault LCV sales in Europe (309,000 vehicles, or +1.1%) were again driven by the good performance of Trafic and Master:

- On the *van segment*, Renault was number two, practically level with Ford, and its market share increased eight-tenths of a point to 13.4%. Sales of **Trafic** swelled by 10.9% and **Master** by 10.1% in 2005.

- On the *car-derived van segment*, **Mégane** Van lost eight-tenths of a point of market share to 6.3% of the segment, while **Clio** Van continued to lead the segment with a share of 15.4% (down 1.4 points in 2005).

- On the *small van segment*, **Kangoo** Express held onto its lead in Europe with a 19.9% share of the segment (down 1.6 points on 2004) and was in second place in the European LCV market across all classes.

Outside Europe

Renault sales of **passenger cars and LCVs** grew on all the major regions except Turkey and Brazil. Total Renault-brand sales in the rest of the world climbed 11.4% in 2005 to 436,000 units.

SALES OUTSIDE EUROPE (*)

RENAULT Passenger cars and light commercial vehicles	2005	2004	% change
Turkey	107,806	112,781	(4.4)
Eastern Europe[1] and Russia / CIS	58,824	33,288	76.7
Africa and Middle East	92,389	86,606	6.7
Central and Latin America	161,767	145,019	11.5
Asia Pacific and Indian subcontinent	14,951	13,508	10.7
Total outside Europe	**435,737**	**391,202**	**11.4**

(*) Provisional figures

- In **Turkey**, after a tough first-half, the automotive market started expanding again, totaling 3.3% growth for the year as a whole in 2005. In this environment, Renault sales decreased by 4.4%, offset by Dacia's 63.0% surge on the Turkish market. Renault still led the passenger-car market, with a share of 17.4% (versus 18.8% in 2004), ranking number one on both the B segment, with a 20.2% share with Thalia, Clio and Modus, and on the C segment with Mégane (20.3% of the segment). Mégane and Thalia ranked first and second across all classes.

- In **Eastern Europe** and **Russia / CIS**, Renault boosted sales by a hefty 76.7%.

  - In **Russia**, sales surged 80.9%, buoyed by a market that grew 22.8%, by the success of Mégane and Clio Symbol (a sedan version of Clio), and by the launch of Logan, assembled at the Avtoframos plant in Moscow and marketed since September 2005 under the Renault brand. More than 29,000 Renault vehicles were sold in Russia in 2005.

  - In **Romania**, Renault's strong 97.2% increase in sales highlights the impact of the success of Logan – marketed by Dacia – on the whole Renault range, with significant sales growth for Clio and Mégane in particular.

- In **Africa** and the **Middle East**, Renault sales grew by 6.7% to more than 92,000 units.

  - With more than 19,000 vehicles sold, **South Africa**, together with Namibia, was Renault's premier market on the continent, where it had 4.9% of the passenger-car market (up four-tenths of a point on 2004) and was the number-one imported brand. Sales expanded by 35% in 2005.

  - Renault sales were also up by a strong 24.3% in **Tunisia**.

  - Renault led the market in **Morocco** with a 19.2% share. In 2005 sales were up 8.9% with more than 12,000 vehicles sold. In April 2005 Renault increased its stake in SOMACA to 54% and invested €30 million in the Casablanca plant for the assembly of Logan from July onwards, using CKD kits sourced mainly from Romania.

- In **Central and Latin America**, Renault sales grew 11.5% to almost 162,000 units:

  - In **Mexico**, where the automotive market expanded 4%, Renault's share slipped one-tenth of a point to 2.1% and sales were stable at more than 24,000 units.

  - In **Colombia**, where Logan was launched under the Renault brand in September 2005, sales jumped 35.9%. With more than 24,000 vehicles sold on a buoyant market (up 28.9%), Renault consolidated its number-two position.

  - In **Argentina**, the auto market expanded by a further 35.3%, after almost doubling in 2004. In this environment, buoyed by Clio's 0.4-point rise, Mégane II's highly promising debut (up half a point) and a strong performance from Kangoo (up one-tenth of a point), Renault increased its market share by 1.1 points to 10.4% from 9.3% in 2004, selling almost 38,000 units, a 51.1% rise in sales.

  - Conversely, Renault sales in **Brazil** dropped 11.3% on 2004 to around 48,000 units. Flex-fuel engines contributed to the market's 9.4% growth and accounted for 73% of the Brazilian market across 43 models. Renault does not yet have a sufficiently tailored product offering and therefore did not take full advantage of this growth. Renault's market share fell back seven-tenths of a point to 2.9%. The release of Mégane Sedan in March 2006 followed by the Mégane station wagon in September should however enable Renault to boost sales. Other significant introductions are planned to enhance Renault's range in Brazil and the Curitiba plant's export potential.

(1) "Eastern Europe" includes Romania, Bulgaria and Moldavia. In this region and in Russia/CIS, Renault sales are significant in Romania, Ukraine, Bulgaria, Belarus and Russia.

Top 10 markets outside Western and Central Europe (*)

RENAULT Passenger cars and light commercial vehicles	2005	2004	% change
Turkey	107,806	112,781	(4.4)
Brazil	47,528	53,588	(11.3)
Argentina	37,597	24,884	51.1
Russia	29,176	16,126	80.9
Colombia	24,167	17,777	35.9
Mexico	24,086	24,091	0.0
Romania	23,968	12,156	97.2
South Africa + Namibia	19,112	14,152	35.0
Algeria	15,608	22,098	(29.4)
Morocco	12,364	11,352	8.9
Total top 10 markets outside Europe	**341,412**	**309,005**	**10.5**

(*) Provisional figures

1.1.3. Dacia brand

In 2005 Dacia sales of **passenger cars and light commercial vehicles** expanded strongly, rising 70.7% to almost 165,000 units. This growth can be attributed to the success of **Logan** released in Romania in September 2004 and since then in many other countries.

In **Romania**, Dacia boosted its sales by 41.6% to almost 113,000 units and took 45.1% of the market. This growth was attributable to the popularity of **Logan**, which accounted for 41% of passenger cars sold in Romania. Logan was a major success, with more than 158,000 vehicles sold since its launch both on its domestic market and export markets (over 31% of total sales were recorded outside Romania).

The **rollout of Logan** outside Romania continued in 2005 on 25 new markets: after Central Europe and Turkey, Logan was released in Eastern Europe, Algeria, the Middle East, in three Western European countries – France, Germany and Spain – since June 2005, and in Russia since September 2005. Logan is now marketed in 36 countries under the Dacia brand and in four countries under the Renault brand (Russia, Colombia, Venezuela and Ecuador). Since launch, almost 158,000 Logans have been sold under the Dacia brand and 10,000 under the Renault brand.

Worldwide rollout of Logan program (*)

DACIA BRAND	2005	2004	Total since Sept. 2004
Romania	88,275	20,274	108,549
Turkey	8,317	477	8,794
Central Europe	16,631	2,074	18,705
Eastern Europe	1,450	0	1,450
Western Europe	13,714	6	13,720
Africa, North Africa, Middle East	6,532	37	6,569
Asia-Pacific	309	0	309
Latin America (Guadeloupe, French Guiana, Martinique)	162	0	162
Total Logan under the Dacia brand	**135,390**	**22,868**	**158,258**
RENAULT BRAND			
Russia	7,057	0	7,057
Latin America (Colombia, Venezuela, Ecuador)	2,876	0	2,876
Total Logan under the Renault brand	**9,933**	**0**	**9,933**
TOTAL LOGAN	**145,323**	**22,868**	**168,191**

(*) Provisional figures

In addition to the Pitesti site in Romania, production of Logan was extended to three new sites in 2005: the Avtoframos plant in Moscow, Russia, the SOMACA plant in Casablanca, Morocco, and in Colombia. Production will be ramped up at these three plants in 2006. Production and sales of Logan are due to be launched in Iran in 2006, followed by India in 2007 where Renault signed an agreement with one of the leading local carmakers, Mahindra & Mahindra, in March 2005, and then Brazil.

This rollout will also extend the Logan range with, alongside the sedan, a five-seater and a seven-seater station wagon (which will be launched at end-2006 in Romania first then in other Central European countries), a small van, a pickup and a five-door hatchback.

1.1.4. Renault Samsung brand

After a slump that began in second-half 2003, the **Korean passenger-car** market leveled off in first-half 2005 and recorded growth of 7% for the full year. By segment, demand was varied, with rises of around 27.8% on the segments where Renault Samsung Motors operates, at the expense of SUVs, which declined 9.8%.

Having completely renewed the product line in less than a year, Renault Samsung Motors grew its market share in Korea by 2.9 points to 12.2%, from 9.3% in 2004. It thus reached third place on the Korean passenger-car market for the first time:

- The **SM7**, released in November 2004, sold more than 25,000 units in Korea, taking 18.4% of the large and luxury segment and coming in second position.
- The new **SM5**, released in early 2005, has sold almost 62,000 units in Korea, a 7.1% increase on sales in 2004. RSM's share of the mid segment reached a record 27.6%.
- The **SM3** was extensively restyled in August 2005 and sales for the whole of 2005 totaled 27,816 units, a 37.9% increase on 2004. The SM3's share of the sub-mid segment, which reached 18.5% for the year, jumped 25% after the launch of the new model.

Total Renault Samsung Motors sales (including exports) surged 40% to a new record of 119,000 units.

1.2. Sales Financing

1.2.1. Proportion of new vehicle registrations financed

In 2005, RCI Banque financed a large share of Renault, Nissan and Dacia registrations in **Western Europe** (34.9% versus 35.4% in 2004). RCI Banque's performance was stable for the Renault brand (36.2% versus 36.1% in 2004), but contracted for the Nissan brand (30.0% versus 32.4% in 2004). The good performance recorded in Spain for the Nissan brand did not offset the declines in Italy and the UK.

Outside Western Europe[(1)], RCI Banque continued to expand with the consolidation of financial activities in the Czech Republic, Slovakia and Hungary:

- in Poland, the Czech Republic and Hungary, it financed 33.5% of Renault and Dacia registrations combined;
- in Romania, it gained 6.1 points to 33.3% for Renault, Dacia and Nissan.

1.2.2. RCI Banque's new Financing contracts and average loans outstanding

RCI Banque recorded €10.36 billion in new financing contracts excluding "card" business in 2005 (compared with €10.55 billion in 2004, a decline of 1.9%), with 1,036,650 new contracts in 2005 (compared with 1,058,491 contracts in 2004).

In 2005, RCI Banque's average loans outstanding grew 4.6% to €22.9 billion (on a consistent basis).

(1) Hungary, Poland, Czech Republic, Slovakia, Romania, Argentina and Brazil.

1.3. Sales and production statistics

Total Industry Volume – Registrations (in units) (*)

MAIN RENAULT MARKETS			
Passenger cars	2005	2004	% change
France	2,067,789	2,013,709	2.7
Germany	3,321,292	3,266,825	1.7
UK	2,439,717	2,567,269	(5.0)
Italy	2,234,174	2,264,688	(1.3)
Spain+Canary Islands	1,528,798	1,517,286	0.8
Belgium+Luxembourg	528,564	532,991	(0.8)
Western Europe	**14,481,841**	**14,524,389**	**(0.3)**
Poland	235,663	318,111	(25.9)
Central Europe	**851,020**	**935,469**	**(9.0)**
Europe	**15,332,861**	**15,459,858**	**(0.8)**
Argentina	296,473	218,648	35.6
Brazil	1,440,696	1,316,697	9.4
Turkey	438,597	451,209	(2.8)
Light commercial vehicles			
France	420,065	408,450	2.8
Germany	198,629	195,092	1.8
UK	330,434	335,967	(1.6)
Italy	218,514	221,743	(1.5)
Spain+Canary Islands	386,623	334,302	15.7
Belgium+Luxembourg	65,852	62,171	5.9
Western Europe	**2,014,218**	**1,951,868**	**3.2**
Poland	35,645	37,025	(3.7)
Central Europe	**133,031**	**119,737**	**11.1**
Europe	**2,147,249**	**2,071,605**	**3.7**
Argentina	65,251	48,633	34.2
Brazil	182,645	166,661	9.6
Turkey	276,615	241,192	14.7
Passenger cars and LCVs			
France	2,487,854	2,422,159	2.7
Germany	3,519,921	3,461,917	1.7
UK	2,770,151	2,903,236	(4.6)
Italy	2,452,688	2,486,431	(1.4)
Spain+Canary Islands	1,915,421	1,851,588	3.4
Belgium+Luxembourg	594,416	595,162	(0.1)
Western Europe	**16,496,059**	**16,476,257**	**0.1**
Poland	271,308	355,136	(23.6)
Central Europe	**984,051**	**1,055,206**	**(6.7)**
Europe	**17,480,110**	**17,531,463**	**(0.3)**
Argentina	361,724	267,281	35.3
Brazil	1,623,341	1,483,358	9.4
Turkey	715,212	692,401	3.3

MAIN DACIA AND RENAULT SAMSUNG MARKETS			
Romania	251,150	176,142	42.6
South Korea	943,400	881,305	7.0

(*) Preliminary figures based on data supplied by official bodies or manufacturers

RENAULT GROUP - REGISTRATIONS (REG'S) AND MARKET SHARE (MKT SH.)(*)

RENAULT - SALES PERFORMANCE ON MAIN MARKETS	2005		2004	
Passenger cars	Reg's (in units)	Mkt Sh. (as a %)	Reg's (in units)	Mkt Sh. (as a %)
France	524,415	25.4	549,192	27.3
Germany	166,840	5.0	164,520	5.0
UK	174,743	7.2	189,342	7.4
Italy	142,465	6.4	158,236	7.0
Spain+Canary Islands	188,894	12.4	193,811	12.8
Belgium+Luxembourg	57,964	11.0	62,936	11.8
Western Europe	**1,405,983**	**9.7**	**1,489,261**	**10.3**
Poland	16,238	6.9	29,855	9.4
Central Europe	**69,930**	**8.2**	**89,939**	**9.6**
Europe	**1,475,913**	**9.6**	**1,579,200**	**10.2**
Argentina	31,501	10.6	20,957	9.6
Brazil	44,292	3.1	50,388	3.8
Turkey	76,378	17.4	84,642	18.8
Light commercial vehicles				
France	141,635	33.7	139,856	34.2
Germany	16,727	8.4	16,594	8.5
UK	22,623	6.8	23,148	6.9
Italy	20,024	9.2	21,467	9.7
Spain+Canary Islands	47,671	12.3	43,421	13.0
Belgium+Luxembourg	10,005	15.2	9,150	14.7
Western Europe	**294,756**	**14.6**	**290,842**	**14.9**
Poland	3,700	10.4	3,988	10.8
Central Europe	**14,352**	**10.8**	**14,896**	**12.4**
Europe	**309,108**	**14.4**	**305,738**	**14.8**
Argentina	6,096	9.3	3,927	8.1
Brazil	3,236	1.8	3,200	1.9
Turkey	31,428	11.4	28,139	11.7
Passenger cars and LCVs				
France	666,050	26.8	689,048	28.4
Germany	183,567	5.2	181,114	5.2
UK	197,366	7.1	212,490	7.3
Italy	162,489	6.6	179,703	7.2
Spain+Canary Islands	236,565	12.4	237,232	12.8
Belgium+Luxembourg	67,969	11.4	72,086	12.1
Western Europe	**1,700,739**	**10.3**	**1,780,103**	**10.8**
Poland	19,938	7.3	33,843	9.5
Central Europe	**84,282**	**8.6**	**104,835**	**9.9**
Europe	**1,785,021**	**10.2**	**1,884,938**	**10.8**
Argentina	37,597	10.4	24,884	9.3
Brazil	47,528	2.9	53,588	3.6
Turkey	107,806	15.1	112,781	16.3

DACIA AND RENAULT SAMSUNG – SALES PERFORMANCE ON MAIN MARKETS	2005 Reg's	2005 Mkt Sh.	2004 Reg's	2004 Mkt Sh.
Romania – Dacia (PCs + LCVs)	113,276	45.1	80,013	45.4
South Korea – Renault Samsung (PCs)	115,425	12.2	82,220	9.3

(*) Preliminary figures based on data supplied by official bodies or manufacturers

RENAULT - REGISTRATIONS IN EUROPE [(1)] BY MODEL (IN UNITS) [(*)]

Passenger cars and light commercial vehicles	2005	2004
Twingo	78,288	87,274
Clio / Clio III	383,786	443,039
Modus	166,474	60,810
Thalia	12,849	19,728
Mégane / Mégane II	661,300	753,541
Laguna	106,959	133,783
Vel Satis	7,592	8,066
Espace / Espace IV	50,557	64,388
Kangoo	163,933	176,101
Trafic / Trafic II	74,768	66,928
Master / Master II	68,055	61,679
Mascott [(2)] / RWD Master	9,844	9,211
Other (Messenger, Avantime)	616	390
Registrations in Europe [(1)]	**1,785,021**	**1,884,938**

(*) Preliminary figures
(1) Western and Central Europe
(2) Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo

RENAULT – SALES PERFORMANCE IN EUROPE [(1)] BY MODEL [(*)]

RENAULT MARKET SHARE (as a %) Passenger cars	2005	2004	Change (pt)
Twingo	0.5	0.6	(0.1)
Clio / Clio III	2.2	2.6	(0.4)
Thalia	0.1	0.1	0.0
Modus	1.1	0.4	0.7
Kangoo	0.4	0.4	0.0
Mégane / Mégane II	4.2	4.7	(0.5)
Laguna	0.7	0.9	(0.2)
Vel Satis	0.0	0.0	0.0
Espace / Espace IV	0.3	0.4	(0.1)
Trafic / Trafic II / Master / Master II	0.1	0.1	0.0
Total passenger cars	**9.6**	**10.2**	**(0.6)**
Light commercial vehicles			
Car-derived vans:			
Twingo	0.0	0.1	(0.1)
Clio / Clio III	2.0	2.3	(0.3)
Modus	0.1	0.0	0.1
Mégane / Mégane II	0.8	1.0	(0.2)
Small vans:			
Kangoo	4.9	5.3	(0.4)
Vans:			
Trafic / Trafic II	2.9	2.7	0.2
Master / Master II	3.1	2.9	0.2
Mascott / RWD Master	0.5	0.4	0.1
Other:			
Messenger, Espace, Express, Laguna, etc.	0.1	0.1	0.0
Total light commercial vehicles	**14.4**	**14.8**	**(0.4)**
TOTAL PASSENGER CARS AND LCVS	**10.2**	**10.8**	**(0.6)**

(*) Preliminary figures
(1) Western and Central Europe

RENAULT - SALES PERFORMANCE IN EUROPE OF MODELS BY SEGMENT (*)

Passenger cars	Segment	% Change TIV 2005/2004	Renault market share (%) 2005	Renault market share (%) 2004	Change (pt) 2005/2004	Rank 2005
Twingo	A	(1.3)	7.7	8.5	(0.8)	4
Clio / Clio III	B	(3.4)	8.0	8.9	(0.9)	2
Thalia	B	(3.4)	0.3	0.4	(0.1)	33
Modus	B	(3.4)	3.8	1.4	2.4	11
Kangoo	Passenger-carrying vans	(1.1)	16.7	18.6	(1.9)	2
Mégane / Mégane II	C	2.9	12.4	14.6	(2.2)	1
Laguna	D	(2.4)	4.2	5.2	(1.0)	10
Vel Satis	E1	(13.4)	1.1	1.0	0.1	15
Espace / Espace IV	Minivan	(12.6)	18.3	20.3	(2.0)	1
Trafic / Trafic II / Master / Master II	Passenger-carrying vans	(1.1)	4.3	3.7	0.6	8
Light commercial vehicles						
Car-derived vans:						
Twingo		(0.4)	0.4	0.4	0.0	33
Clio		(0.4)	15.4	16.8	(1.4)	1
Modus		(0.4)	0.9	0.1	0.8	23
Mégane / Mégane II		(0.4)	6.3	7.1	(0.8)	3
Small vans:						
Kangoo		3.4	19.9	21.5	(1.6)	1
Vans:						
Trafic / Trafic II		3.1	6.0	5.6	0.4	7
Master / Master II		3.1	6.4	6.0	0.4	6
Mascott / RWD Master		3.1	1.0	0.9	0.1	21

(*) Preliminary figures

RENAULT GROUP - WORLDWIDE PRODUCTION BY MODEL AND BY BRAND[1] (IN UNITS) [*]

RENAULT PRODUCTION	2005	2004
Twingo	90,674	91,309
Clio	434,034	577,732
Clio III	121,522	-
Modus	164,741	98,869
Logan	17,792	-
Kangoo	123,057	127,668
Mégane	24,042	27,755
Mégane II	777,454	870,087
Laguna II	112,365	144,358
Espace / Espace IV	50,521	64,429
Vel Satis	7,609	8,361
Total passenger cars	**1,923,811**	**2,010,568**
Kangoo Express	118,667	120,093
Twingo Van	957	952
Clio Van / Clio III	42,429	43,680
Modus Van	2,131	-
Mégane II Van	9,492	9,034
Master II	106,703	98,832
Mascott	15,255	12,891
Total light commercial vehicles[2]	**295,634**	**285,482**
Total Renault production	**2,219,445**	**2,296,050**
DACIA PRODUCTION		
1300	-	7,184
Solenza	5,694	36,369
Logan	152,164	28,612
Total passenger cars	**157,858**	**72,165**
Pick-Up 1300	19,871	22,555
Total light commercial vehicles	**19,871**	**22,555**
Total Dacia production	**177,729**	**94,720**
RENAULT SAMSUNG PRODUCTION		
SM3 (passenger car)	30,091	19,411
SM5 (passenger car)	63,374	55,200
SM7 (passenger car)	25,089	6,295
Total Renault Samsung production	**118,554**	**80,906**
WORLDWIDE GROUP PRODUCTION	**2,515,728**	**2,471,676**

(*) Preliminary figures

(1) Production data taken from:
- vehicle deliveries to sales entities for 2004 data;
- vehicles leaving the production line for 2005 data.

(2) Trafic production at the General Motors Europe plant in Luton, United Kingdom and the Nissan plant in Barcelona, Spain was not recorded as Renault production.

2.1. COMMENTS ON THE FINANCIAL RESULTS

Renault is presenting its 2005 consolidated financial statements according to International Financial Reporting Standards (IFRS). All 2004 data have been restated to IFRS.

OVERVIEW

- *Consolidated revenues were €41,338 million, up 1.9% year-on-year on a consistent basis.*
- *Operating margin stood at €1,323 million, or 3.2% of revenues, compared with €2,115 million, or 5.2% of revenues, in 2004.*
- *Other operating income and expenses showed net income of €191 million, compared with a €243 million net charge in 2004.*
- *Excluding the impact of redeemable shares, the net balance on the financing account was stable in 2005. Net financing expense was €56 million, compared with €40 million in 2004.*
- *Nissan's contribution to Renault's financial statements in 2005 was €2,275 million (including non-recurring income of €450 million), compared with €1,689 million in 2004.*
- *Net income (Renault share) was €3,367 million, compared with €2,836 million in 2004, equivalent to €13.19 per share, versus €11.16 in 2004.*
- *The Automobile Division generated free cash flow[1] of €1,226 million, compared with €1,397 million in 2004. Net financial debt rose €685 million, chiefly owing to the decline in the working capital surplus, the exercise of the option for the Technocentre acquisition (€594 million) and the marking to market of redeemable shares (€271 million). At December 31 2005, net financial debt was €2,252 million, or 11.5% of Group shareholders' equity, compared with 9.9% at end-December 2004.*

2.1.1. Consolidated income statements

Group **revenues** grew 1.9% on a consistent basis to €41,338 million in 2005.

The **Sales Financing Division** contributed €1,880 million to Group revenues, broadly stable on 2004 (-0.2%).

This performance reflected a lower average interest rate on the customer loan portfolio, offset by the steady rise in average loans outstanding, which increased 4.6% on a consistent basis.

DIVISIONAL CONTRIBUTION TO GROUP REVENUES

	2005			2004 *(2005 scope[2])*			Change 2005 / 2004			2004
en millions d'euros	H1	H2	Full year	H1	H2	Full year	H1	H2	Full year	Full year
Automobile	20,374	19,084	39,458	19,585	19,096	38,681	4.0%	0.0%	2.0%	38,426
Sales Financing	950	930	1,880	965	919	1,884	(1.6%)	1.2%	(0.2%)	1,866
Total	**21,324**	**20,014**	**41,338**	**20,550**	**20,015**	**40,565**	**3.8%**	**0.0%**	**1.9%**	**40,292**

The contribution from the **Automobile Division** to Group revenues climbed 2% on a consistent basis to €39,458 million.

The Division's revenue growth was mainly shaped by Renault worldwide sales, which included:

- lower vehicle sales in Europe, a deterioration in the geographical and product mix and lower transaction prices, partly attributable to the current phase of the product cycle;
- increased sales in the rest of the world, coupled with higher prices and an improved mix, largely due to the success of the new Renault Samsung models (SM5 and SM7) and to the growing share of Logan – a bigger contributor than its predecessors – in Dacia's overall sales.

Other factors included:

- positive currency movements, particularly in Poland, South Korea and Mercosur;

(1) Free cash flow = cash flow less net capital expenditure before the change in working capital requirement.

(2) To allow comparisons, 2004 data have been restated to conform to the 2005 presentation. The main modifications concern changes in the scope of consolidation, which had a positive impact of €273 million and were concentrated in the Automobile Division (positive impact of €255 million, including €105 million from the entry of Renault South Africa Ltd.).

• increased dealer network activity and parts sales, illustrating how well the spare parts policy is adapting to new European regulations.

Group **operating margin** in 2005 was €1,323 million, or 3.2% of revenues, compared with 5.2% in 2004.

DIVISIONAL CONTRIBUTION TO GROUP OPERATING MARGIN

€ million	H1 2005	H2 2005	2005	2004	Change
Automobile	677	181	858	1,654	(796)
% of revenues	*3.3%*	*0.9%*	*2.2%*	*4.3%*	
Sales Financing	266	199	465	461	+4
% of revenues	*28.0%*	*21.4%*	*24.7%*	*24.7%*	
Total	**943**	**380**	**1,323**	**2,115**	**(792)**
% of revenues	*4.4%*	*1.9%*	*3.2%*	*5.2%*	

The **Sales Financing Division's** contribution to Group operating margin held steady at €465 million, or 24.7% of revenues, after €461 million in 2004. Average loans outstanding increased, while the operating costs/outstandings ratio continued to decline. Risk-related costs deteriorated slightly, returning close to 2003 levels.

The **Automobile Division** reported operating margin of €858 million, or 2.2% of revenues, compared with €1,654 million in 2004 (4.3% of revenues).

This decline can be ascribed to a smaller contribution from Europe, caused by:

- a fall in vehicle sales numbers, a deterioration in the geographical and product mix, and lower transaction prices, amid fierce market competition and tighter environmental regulations in Europe;
- higher raw material prices and compensation payments to suppliers;
- increased manufacturing and technical costs;
- increased R&D spend;
- all partly offset by the ongoing reduction in purchasing costs.

Performances in the rest of the world were good, on account of a sharp increase in the number of vehicles sold and improved profitability at Renault Samsung Motors and Dacia.

Research and development expenses came to €2,264 million in 2005, up €303 million on 2004, driven by Renault's international growth, efforts to bring engines up to ever-tougher emission standards, and work on preparing new vehicles as part of the range expansion policy. The R&D spend was equivalent to 5.5% of Group revenues, compared with 4.9% in 2004.

Capitalized development expenses accounted for 36.8% of the total, or €833 million. Amortization came to €603 million.

All told, R&D expenses recorded in the income statement amounted to €2,034 million, or 4.9% of Group revenues, compared with €1,676 million in 2004, or 4.2% of revenues.

RENAULT GROUP – R&D EXPENSES(*)

€ million	H1 2005	H2 2005	2005	2004
R&D expenses	1,160	1,104	2,264	1,961
% of revenues	*5.4%*	*5.5%*	*5.5%*	*4.9%*
Capitalized development expenses	(421)	(412)	(833)	(749)
% of Group R&D expenses	*36.3%*	*37.3%*	*36.8%*	*38.2%*
Amortization	320	283	603	464
R&D expenses recorded in the income statement	**1,059**	**975**	**2,034**	**1,676**
% of revenues	*5.0%*	*4.9%*	*4.9%*	*4.2%*

(*) All R&D expenses are incurred by the Automobile Division

Other operating income and expenses showed net income of €191 million, compared with a €243 million net charge in 2004. The main items were:

- capital gains from real estate sales, including €160 million on the sale of land in Madrid;
- a €150 million capital gain on the disposal of Renault's 17.88% stake in Nissan Diesel Motor Co., Ltd.;
- €109 million in costs and provisions for restructuring and manpower programs, compared with €175 million in 2004.

After accounting for other operating income and expenses, Group **operating income** was €1,514 million, compared with €1,872 million in 2004.

The net balance on the financing account showed a charge of €327 million, broadly similar to 2004's €331 million.

This included a €271 million charge on the marking to market of redeemable shares. In 2004, Renault recognized a charge of €170 million for this item, plus a €121 million charge from its cash tender offer to buy back 60% of the outstanding redeemable shares.

Aside from charges in connection with redeemable shares, the net balance on the financing account translates into a €56 million charge (compared with €40 million in 2004). The Group enjoys low costs on its gross debt, which is partly denominated in yen.

In 2005, Renault's share in the **net income of associated companies** was €2,597 million. This marks a €224 million increase on 2004, not counting a non-recurring gain of €450 million as Nissan completed the transfer of part of its pension commitments to the Japanese government.

- Renault continues to benefit from **Nissan**'s performance. In 2005, Nissan made a contribution of €1,825 million not counting the non-recurring income of €450 million, compared with €1,689 million in 2004.
- **Volvo**, which held 5% of its own shares in 2005, taking Renault's investment to 21.8%, contributed €308 million, compared with €221 million in 2004.
- In 2005, Renault's share in the net income of **other associated companies** was €14 million, compared with €13 million in 2004.

Current and deferred taxes in 2005 amounted to a net charge of €331 million, compared with €561 million in 2004. The effective tax rate (before the impact of income from associated companies) was 28% in 2005, compared with 36% in 2004, mainly owing to higher tax credits resulting from major investments in Turkey and favorable tax treatment for long-term capital gains earned on the land sale in Madrid.

Net income (Renault share) was €3,367 million, compared with €2,836 million in 2004. After neutralizing Renault shares held by Nissan and treasury stock, earnings per share came to €13.19, compared with €11.16 in 2004.

2.1.2. Automotive debt

The **net financial debt of the Automobile Division** increased by €685 million in 2005 to €2,252 million at December 31, 2005, compared with €1,567 million at December 31, 2004.

AUTOMOBILE DIVISION – NET FINANCIAL DEBT AT END-DECEMBER

€ million	Dec. 31, 05	Dec. 31, 04
Non-current financial liabilities	5,634	5,389
Current financial liabilities	3,289	2,981
Non-current financial assets – other securities, loans and derivatives on financing transactions by the Automobile Division	(477)	(462)
Current financial assets	(1,917)	(1,498)
Cash and cash equivalents	(4,277)	(4,451)
Subordinated loan to Sales Financing Division	0	(392)
Net financial debt of the Automobile Division	**2,252**	**1,567**

The increase can be attributed to several factors:

- a €257 million impact from changes in the fair value of financial instruments (including €271 million for redeemable shares, which traded at €900.50 at December 31, 2005, compared with €561 at end-2004);
- translation gains (+€36 million), restatements (-€20 million) and changes in the scope of consolidation (+€639 million). This included €594 million from consolidation of the Plateau de Guyancourt real estate company, which owns the Technocentre research center facility.

Renault exercises its option to acquire the real estate assets of the Technocentre

In December 2005, Renault exercised its option to buy all the shares in the Plateau de Guyancourt real estate company on December 31, 2007(*). The company owns the real estate assets of the Technocentre, which houses the R&D resources used to create Renault's new vehicles. The decision to exercise the option is irrevocable.

Renault therefore consolidated the company's restated balance sheet at December 31, 2005 and will become the sole partner as of December 31, 2007.

This step mainly affects:

- property, plant and equipment: +€694 million
- net financial debt of the Automobile Division: +€594 million
- various current and non-current asset items and prepaid expenses: -€92 million (reversal of security deposits, prepaid rent)

The transaction did not have any impact on the 2005 consolidated income statement.

(*) This option was listed in the Group's off-balance sheet commitments at December 31, 2004

- aside from these impacts, net financial debt of the Automobile Division declined by €227 million, reflecting Renault's operational performance.

Cash flow fell by €491 million compared with 2004 to €4,105 million. Cash flow included €516 million in dividends from associated companies, compared with €553 million in 2004, of which:

- €383 million from Nissan, after €345 million in 2004;
- €120 million from AB Volvo, after €208 million in 2004, including €131 million from Ainax shares.

Operating activities largely financed **net capital expenditure** for a total of €2,879 million, compared with €3,199 million in 2004. The Automobile Division generated **free cash flow** of €1,226 million as a result.

The working capital surplus was down €533 million, mainly owing to a rise in inventories and other receivables, which was not offset by an increase in payables.

Total dividend payout amounted to €554 million, compared with €418 million in 2004. This included €494 million paid by Renault SA and €60 million by Oyak Renault (Turkey).

2.1.3. Future-related costs

Future-related costs, i.e. R&D expenses plus net investment (excluding capitalized development expenses and rental vehicles), were stable in 2005 at 9.9% of Group revenues, compared with 10.0% in 2004.

Renault Group – Future-related costs

€ million	2005	2004
Capital expenditure, net of disposals	2,945	3,316
Capitalized development expenses	(833)	(749)
Rental vehicles (net of disposals)	(293)	(484)
Net capital expenditure excluding capitalized development expenses and rental vehicles (1)	**1,819**	**2,083**
% of revenues	*4.4%*	*5.2%*
R&D expenses (2)	**2,264**	**1,961**
% of revenues	*5.5%*	*4.9%*
Future-related costs (1)+(2)	**4,083**	**4,044**
% of revenues	*9.9%*	*10.0%*

Renault group – Net capital expenditure

€ million	2005	2004
Automobile	2,879	3,199
Sales Financing	66	117
Group total	**2,945**	**3,316**
Acquisitions	4,018	3,923
Disposals	(1,073)	(607)
Group total	**2,945**	**3,316**

Net capital expenditure by the Automobile Division, excluding capitalized development expenses, came to €2,046 million in 2005 and was directed primarily at renewing product and powertrain ranges and upgrading industrial facilities.

- In Europe, range-related investment accounted for 45% of gross outlays. Funds were allocated mainly to B-segment entry-level vehicles, including the new Clio, and to increased powertrain production capacity.
- International investments accounted for 24% of the gross total. Funds were principally assigned to manufacturing the new Clio in Turkey, building a new version of Logan, and upgrading Dacia's production plant in Romania.

The main non product-related investments were in quality and environmental projects, as in 2004.

2.1.4. Shareholders' equity

In 2005, **shareholders' equity** increased €3,797 million to €19,661 million at December 31, 2005, compared with €15,864 million at December 31, 2004.

The main reasons for the increase were:

- the recognition of 2005's net income of €3,453 million;
- dividend payouts:
  - €459 million, or €1.80 per share, by Renault for 2004 (given Renault's stake in Nissan and treasury shares),
  - €60 million by Oyak Renault.
- a €778 million increase in translation adjustments, mainly owing to the impact of changes in Nissan's shareholders' equity, net of hedging in yen (€612 million);
- a €44 million reduction in the revaluation reserve for financial instruments (hedging for cash flows and available-for-sale financial instruments);
- a reduction in the number of treasury shares (3.35% of Renault's capital at December 31, 2005, compared with 3.82% at December 31, 2004), which increased shareholders' equity by €52 million.

The net financial debt of the Automobile Division at December 31, 2005 was equivalent to 11.5% of shareholders' equity, compared with 9.9% at December 31, 2004.

2.2. CONSOLIDATED FINANCIAL STATEMENTS

Renault is presenting its 2005 consolidated financial statements according to International Financial Reporting Standards (IFRS). All 2004 data have been restated to IFRS.

2.2.1. Consolidated income statements

€ million	2005	2004[1]
Sales of goods and services	39,978	38,923
Sales Financing revenues	1,360	1,369
Revenues	**41,338**	**40,292**
Cost of goods and services sold	(32,137)	(31,090)
Cost of sales Financing	(926)	(912)
Research and development expenses	(2,034)	(1,676)
Selling, general and administrative expenses	(4,918)	(4,499)
Operating margin	**1,323**	**2,115**
Other operating income and expenses	191	(243)
Operating income	**1,514**	**1,872**
Net interest income (expense)	(95)	(22)
Interest income	*153*	*128*
Interest expenses	*(248)*	*(150)*
Other financial income and expenses, net	(232)	(309)
Financial expense	**(327)**	**(331)**
Share in net income (loss) of associates	**2,597**	**1,923**
Nissan	*2,275*	*1,689*
Other associates	*322*	*234*
Pre-tax income	**3,784**	**3,464**
Current and deferred taxes	(331)	(561)
NET INCOME	**3,453**	**2,903**
Net income - minority interests' share	86	67
Net income - Renault share	3,367	2,836
Earnings per share[2] in €	13.19	11.16
Diluted earnings per share[2] in €	13.08	11.10
Number of shares outstanding (in thousands)		
for earnings per share	255,177	254,168
for diluted earnings per share	257,342	255,435

(1) 2004 figures restated for compliance with IFRS

(2) Net income – Renault share divided by number of shares stated

2.2.2. Consolidated balance sheets - December 31

ASSETS - € million	2005	2004 [1]
NON-CURRENT ASSETS		
Intangible assets	2,972	2,657
Property, plant and equipment	12,691	11,597
Investments in associates	12,452	9,713
Nissan	*10,477*	*7,929*
Other associates	*1,975*	*1,784*
Non-current financial assets	577	696
Deferred tax assets	309	565
Other non-current assets	358	403
Total non-current assets	**29,359**	**25,631**
CURRENT ASSETS		
Inventories	5,862	5,142
Sales Financing receivables	20,700	19,807
Automobile receivables	2,055	1,878
Current financial assets	1,871	1,398
Other current assets	2,413	2,398
Cash and cash equivalents	6,151	5,521
Total current assets	**39,052**	**36,144**
Total assets	**68,411**	**61,775**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	2005	2004 [1]
SHAREHOLDERS' EQUITY		
Share capital	1,086	1,086
Share premium	3,453	3,453
Treasury shares	(456)	(508)
Revaluation of financial instruments	33	77
Translation adjustment	562	(216)
Other reserves	11,153	8,752
Net income – Renault share	3,367	2,836
Shareholders' equity – Renault share	**19,198**	**15,480**
Shareholders' equity – minority interests' share	463	384
Total shareholders' equity	**19,661**	**15,864**
NON-CURRENT LIABILITIES		
Deferred tax liabilities	231	454
Provisions – long-term	1,754	2,166
Non-current financial liabilities	5,901	5,404
Other non-current liabilities	516	426
Total non-current liabilities	**8,402**	**8,450**
CURRENT LIABILITIES		
Provisions – short-term	1,264	910
Current financial liabilities	2,547	2,447
Sales Financing debts	22,427	20,629
Trade payables	7,788	7,234
Current tax liability	215	197
Other current liabilities	6,107	6,044
Total current liabilities	**40,348**	**37,461**
Total shareholders' equity and liabilities	**68,411**	**61,775**

(1) 2004 figures restated for compliance with IFRS

2.2.3. Changes in consolidated shareholders' equity

€ million	*Number of shares (thousands)*	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves	Net income (Renault share)	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
Balance at January 1, 2004 [1]	**284,937**	**1,086**	**3,453**	**(519)**	**(35)**	**-**	**6,618**	**2,480**	**13,083**	**395**	**13,478**
Allocation of 2003 net income	-	-	-	-	-	-	2,480	(2,480)	-	-	
Dividends	-	-	-	-	-	-	(357)	-	(357)	(35)	(392)
Cost of stock option plans	-	-	-	-	-	-	11	-	11	-	11
Change in other reserves	-	-	-	11	112	(216)	-	-	(93)	8	(85)
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	-	(51)	(51)
2004 net income [1]	-	-	-	-	-	-	-	2,836	2,836	67	2,903
Balance at December 31, 2004 [1]	**284,937**	**1,086**	**3,453**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**
Allocation of 2004 net income							2,836	(2,836)			
Dividends	-	-	-	-	-	-	(459)	-	(459)	(60)	(519)
Cost of stock option plans	-	-	-	-	-	-	24	-	24	-	24
Change in other reserves	-	-	-	52	(44)	778	-	-	786	32	818
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	-	21	21
2005 net income	-	-	-	-	-	-	-	3,367	3,367	86	3,453
Balance at December 31, 2005	**284,937**	**1,086**	**3,453**	**(456)**	**33**	**562**	**11,153**	**3,367**	**19,198**	**463**	**19,661**

(1) 2004 figures restated for compliance with IFRS

2.2.4. Consolidated statements of cash flows

€ million	2005	2004 [1]
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	3,453	2,903
Cancellation of unrealised income and expenses:		
Depreciation and amortization	2,705	2,752
Share in net income (loss) of associates	(2,597)	(1,923)
Dividends received from associates	516	552
Other unrealised income and expenses	393	748
Cash flow	4,470	5,032
Financing for final customers	(12,998)	(11,917)
Customer repayments	12,485	10,824
Net change in renewable dealer financing	(304)	(35)
Decrease (increase) in Sales Financing receivables	(817)	(1,128)
Bond issuance by the Sales Financing Division	-	1,100
Bond redemption by the Sales Financing Division	(1,045)	(1,050)
Net change in other Sales Financing debts	3,119	667
Net change in other securities and loans of the Sales Financing Division	(39)	227
Net change in Sales Financing financial assets and debts	2,035	944
Decrease (increase) in working capital	(603)	427
Total	5,085	5,275
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditure	(4,018)	(3,923)
Acquisitions of investments, net of cash acquired	(59)	(127)
Disposals of property, plant and equipment and intangibles	1,073	607
Disposals of investments, net of cash acquired, and other	100	34
Total	(2,904)	(3,409)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from minority shareholders [2]	(2)	18
Dividends paid to parent company shareholders	(494)	(383)
Dividends paid to minority shareholders	(60)	(35)
Purchases/sales of treasury shares	56	-
Cash flows with shareholders	(500)	(400)
Bond issuance by the Automobile Division	245	407
Bond redemption by the Automobile Division	(388)	(290)
Net increase (decrease) in other financial liabilities of the Automobile Division [3]	(867)	(998)
Net decrease (increase) in other securities and loans of the Automobile Division	(149)	404
Net change in financial assets and liabilities of the Automobile Division	(1,159)	(477)
Total	(1,659)	(877)
INCREASE IN CASH AND CASH EQUIVALENTS	522	989
Cash and cash equivalents: opening balance	5,521	4,276
Increase	522	989
Effect of changes in exchange rate and other changes	108	256
Cash and cash equivalents: closing balance	6,151	5,521

(1) 2004 figures restated for compliance with IFRS

(2) Via capital increases or capital reductions

(3) Renault repurchased part of its redeemable shares in 2004

2.2.5. Segment information

A. Information by Division

A1. Consolidated income statements by division

2005 - € million	Automobile	Sales Financing	Interdivision transactions (2)	Consolidated total
Sales of goods	38,602	-	-	38,602
Sales of services	856	520		1,376
Sales Financing revenues		1,360		1,360
External sales	**39,458**	**1,880**	-	**41,338**
Interdivision sales (2)	147	268	(415)	-
Revenues	**39,605**	**2,148**	**(415)**	**41,338**
Operating margin	**858**	**465**	-	**1,323**
Operating income	**1,058**	**456**	-	**1,514**
Financial expense				**(327)**
Share in net income (loss) of associates	**2,595**	**2**	-	**2,597**
Pre-tax income				**3,784**
Current and deferred taxes				(331)
Net income				**3,453**

2004 (1) - € million	Automobile	Sales Financing	Interdivision transactions (2)	Consolidated total
Sales of goods	37,459	-	-	37,459
Sales of services	967	497	-	1,464
Sales Financing revenues	-	1,369	-	1,369
External sales	**38,426**	**1,866**	-	**40,292**
Interdivision sales (2)	302	234	(536)	
Revenues	**38,728**	**2,100**	**(536)**	**40,292**
Operating margin	**1,640**	**461**	**14**	**2,115**
Operating income	**1,412**	**446**	**14**	**1,872**
Financial expense				**(331)**
Share in net income (loss) of associates	**1,923**	-	-	**1,923**
Pre-tax income				**3,464**
Current and deferred taxes				(561)
Net income				**2,903**

(1) 2004 figures restated for compliance with IFRS

(2) Interdivision transactions are carried out under near-market conditions

A2. Consolidated balance sheets by division - December 31, 2005

ASSETS - € million	Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment and intangible assets	15,215	540	(92)	15,663
Investments in associates	12,439	13	-	12,452
Non-current financial assets – investments in non-controlled entities	2,107	17	(2,024)	100
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile Division	477	-	-	477
Deferred tax assets and other non-current assets	547	90	30	667
Total non-current assets	**30,785**	**660**	**(2,086)**	**29,359**
CURRENT ASSETS				
Inventories	5,851	11	-	5,862
Customer receivables	2,164	21,219	(628)	22,755
Current financial assets	1,917	590	(636)	1,871
Other current assets	1,858	1,977	(1,422)	2,413
Cash and cash equivalents	4,277	1,909	(35)	6,151
Total current assets	**16,067**	**25,706**	**(2,721)**	**39,052**
Total assets	**46,852**	**26,366**	**(4,807)**	**68,411**
SHAREHOLDERS' EQUITY AND LIABILITIES - € million				
SHAREHOLDERS' EQUITY	**19,628**	**2,015**	**(1,982)**	**19,661**
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	1,724	217	44	1,985
Non-current financial liabilities	5,634	267	-	5,901
Other non-current liabilities	466	50	-	516
Total non-current liabilities	**7,824**	**534**	**44**	**8,402**
CURRENT LIABILITIES				
Short-term provisions	1,191	73	-	1,264
Current financial liabilities	3,289	-	(742)	2,547
Sales Financing debts	-	23,003	(576)	22,427
Trade payables	7,853	19	(84)	7,788
Other current liabilities and current tax liability	7,067	722	(1,467)	6,322
Total current liabilities	**19,400**	**23,817**	**(2,869)**	**40,348**
Total shareholders' equity and liabilities	**46,852**	**26,366**	**(4,807)**	**68,411**

(1) Interdivision transactions are carried out under near-market conditions

Consolidated balance sheets by division - December 31, 2004 (1)

ASSETS - € million	Automobile	Sales Financing	Interdivision transactions (2)	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment and intangible assets	13,814	528	(88)	14,254
Investments in associates	9,713	-	-	9,713
Non-current financial assets – investments in non-controlled entities	2,446	12	(2,224)	234
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile Division	462	-	-	462
Deferred tax assets and other non-current assets	799	140	29	968
Total non-current assets	**27,234**	**680**	**(2,283)**	**25,631**
CURRENT ASSETS				
Inventories	5,130	12	-	5,142
Customer receivables	1,988	20,146	(449)	21,685
Current financial assets	1,498	526	(626)	1,398
Other current assets	1,750	1,964	(1,316)	2,398
Cash and cash equivalents	4,451	1,074	(4)	5,521
Total current assets	**14,817**	**23,722**	**(2,395)**	**36,144**
Total assets	**42,051**	**24,402**	**(4,678)**	**61,775**
SHAREHOLDERS' EQUITY AND LIABILITIES - € million				
SHAREHOLDERS' EQUITY	15,833	1,814	(1,783)	15,864
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	2,339	236	45	2,620
Non-current financial liabilities	5,389	407	(392)	5,404
Other non-current liabilities	375	51	-	426
Total non-current liabilities	**8,103**	**694**	**(347)**	**8,450**
CURRENT LIABILITIES				
Short-term provisions	846	64	-	910
Current financial liabilities	2,981	-	(534)	2,447
Sales Financing liabilities	-	21,226	(597)	20,629
Trade payables	7,307	-	(73)	7,234
Other current liabilities and current tax liability	6,981	604	(1,344)	6,241
Total current liabilities	**18,115**	**21,894**	**(2,548)**	**37,461**
Total shareholders' equity and liabilities	**42,051**	**24,402**	**(4,678)**	**61,775**

(1) 2004 figures restated for compliance with IFRS

(2) Interdivision transactions are carried out under near-market conditions

A3. Consolidated cash flow statements by division

2005 - € million	Automobile	Sales Financing	Interdivision transactions [2]	Consolidated total
Net income	3,320	313	(180)	3,453
Cancellation of unrealised income and expenses:				
Depreciation and amortization	2,658	103	(56)	2,705
Share in net income (loss) of associates	(2,595)	(2)	-	(2,597)
Dividends received from associates	516	-	-	516
Other unrealised income and expenses	206	186	1	393
Cash flow	**4,105**	**600**	**(235)**	**4,470**
Decrease (increase) in Sales Financing receivables	-	(1,009)	192	(817)
Net change in Sales Financing financial assets and debts	-	1,587	448	2,035
Decrease (increase) in working capital	(533)	(40)	(30)	(603)
Cash flows from operating activities	**3,572**	**1,138**	**375**	**5,085**
Purchases of intangible assets	(876)	(4)	-	(880)
Purchases of property, plant and equipment	(2,903)	(288)	53	(3,138)
Disposals of property, plant and equipment and intangibles	900	173	-	1,073
Acquisition of investments, net of disposals and other	77	(36)	-	41
Cash flows from investing activities	**(2,802)**	**(155)**	**53**	**(2,904)**
Cash flows with shareholders	(500)	(180)	180	(500)
Net change in financial assets and liabilities of the Automobile Division	(545)	-	(614)	(1,159)
Cash flows from financing activities	**(1,045)**	**(180)**	**(434)**	**(1,659)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(275)**	**803**	**(6)**	**522**

2004 [1] - € million	Automobile	Sales Financing	Interdivision transactions [2]	Consolidated total
Net income	2,725	271	(93)	2,903
Cancellation of unrealised income and expenses:				
Depreciation and amortization	2,662	104	(14)	2,752
Share in net income (loss) of associates	(1,923)	-	-	(1,923)
Dividends received from associates	552	-	-	552
Other unrealised income and expenses	580	162	6	748
Cash flow	**4,596**	**537**	**(101)**	**5,032**
Decrease (increase) in Sales Financing receivables	-	(1,132)	4	(1,128)
Net change in Sales Financing financial assets and debts	-	892	52	944
Decrease (increase) in working capital	532	(74)	(31)	427
Cash flows from operating activities	**5,128**	**223**	**(76)**	**5,275**
Purchases of intangible assets	(788)	(3)	-	(791)
Purchases of property, plant and equipment	(2,901)	(305)	74	(3,132)
Disposals of property, plant and equipment and intangibles	490	160	(43)	607
Acquisition of investments, net of disposals and other	(85)	(8)	-	(93)
Cash flows from investing activities	**(3,284)**	**(156)**	**31**	**(3,409)**
Cash flows with shareholders	(400)	(100)	100	(400)
Net change in financial assets and liabilities of the Automobile Division	(464)	-	(13)	(477)
Cash flows from financing activities	**(864)**	**(100)**	**87**	**(877)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**980**	**(33)**	**42**	**989**

(1) 2004 figures restated for compliance with IFRS

(2) Interdivision transactions are carried out under near-market conditions

B. Information by geographic area

2005 - € million	France	Other European countries	Other countries	Consolidated total
Revenues	13,575	20,847	6,916	41,338
Capital expenditure	2,607	1,018	393	4,018
Property, plant and equipment and intangibles	10,469	3,417	1,777	15,663
Other operating assets [2]	5,876	3,319	1,135	10,330

2004 [1] - € million	France	Other European countries	Other countries	Consolidated total
Revenues	13,959	21,087	5,246	40,292
Capital expenditure	2,634	979	310	3,923
Property, plant and equipment and intangibles	9,776	3,185	1,293	14,254
Other operating assets [2]	5,451	3,081	886	9,418

(1) 2004 figures restated for compliance with IFRS

(2) Other operating assets include inventories, Automobile receivables and other current assets.

The definition of these zones is geographically-based. Europe covers western, central and eastern Europe. Turkey and Russia are included in other countries.

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles, capital expenditure and other operating assets are presented by location of subsidiaries and joint ventures.

Financial Information on the Alliance

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two groups. The data of both groups comply with the accounting standards applied by Renault in 2005.

The specificity of the Alliance means, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at December 31, 2005, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to December 31, 2005 whereas Nissan's financial year-end is March 31.

KEY PERFORMANCE INDICATORS

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonise the presentation of the main income statement items;
- restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

Revenues 2005

€ million	Renault	Nissan [1]	Inter-company eliminations	Alliance
Sales of goods and services	39,978	62,256	(2,260)	99,974
Sales Financing revenues	1,360	3,816	-	5,176
Revenues	**41,338**	**66,072**	**(2,260)**	**105,150**

(1) converted at the average exchange rate for 2005: EUR 1 = JPY 136.8

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's 2005 results.

The **operating margin, the operating income and the net income** of the Alliance in 2005 are as follows:

€ million	Operating margin	Operating income [2]	Net income [3]
Renault	1,323	1,514	1,178
Nissan [1]	6,100	7,856	5,186
Alliance	**7,423**	**9,370**	**6,364**

(1) Converted at the average exchange rate for 2005: EUR 1 = JPY 136.8

(2) Nissan operating income restated in compliance with Renault accounting policies includes non recurring income of € 1,660 million resulting from the finalisation of the transfer to the Japanese government of a portion of its pension liabilities. After income tax, this operation has a € 985 million impact on net income (Renault's share: € 450 million)

(3) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution

Intercompany transactions impacting the indicators are minor and have not therefore been eliminated.

For the Alliance, the operating margin is equivalent to 7.1% of revenues.

In 2005, the Alliance's **research and development expenses**, after capitalisation and amortization, are as follows:

€ million	
Renault	2,034
Nissan	2,495
Alliance	**4,529**

BALANCE SHEET INDICATORS

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

RENAULT AT DECEMBER 31, 2005

ASSETS - € million	
Intangible assets	2,972
Property, plant and equipment	12,691
Investments in associates (excluding Alliance)	1,975
Deferred tax assets	309
Inventories	5,862
Sales Financing receivables	20,700
Automobile receivables	2,055
Other assets	5,219
Cash and cash equivalents	6,151
Total assets excluding investment in Nissan	57,934
Investment in Nissan	10,477
Total assets	68,411

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Shareholders' equity	19,661
Deferred tax liabilities	231
Provisions for pension and other long-term employee benefit obligations	925
Financial liabilities of the Automobile Division	8,181
Financial liabilities of the Sales Financing Division and Sales Financing debts	22,694
Other liabilities	16,719
Total shareholders' equity and liabilities	68,411

NISSAN AT DECEMBER 31, 2005 (1)

ASSETS - € million	
Intangible assets	4,330
Property, plant and equipment	33,563
Investments in associates (excluding Alliance)	110
Deferred tax assets	115
Inventories	7,350
Sales Financing receivables	25,566
Automobile receivables	3,434
Other assets	6,017
Cash and cash equivalents	1,601
Total assets excluding investment in Renault	82,086
Investment in Renault	1,567
Total assets	83,653

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Shareholders' equity	25,313
Deferred tax liabilities	2,520
Provisions for pension and other long-term employee benefit obligations	3,474
Financial liabilities of the Automobile Division	2,940
Financial liabilities of the Sales Financing Division and Sales Financing debts	33,172
Other liabilities	16,234
Total shareholders' equity and liabilities	83,653

(1) converted at the closing rate for 2005: EUR 1 = JPY 138.9

The values shown for Nissan assets and liabilities reflect restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalisation of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both groups.

Nissan's restated balance sheet includes the securitised items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for 2005, excluding leased vehicles, amount to:

€ million	
Renault	2,007
Nissan	3,303
Alliance	**5,310**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in:

- a maximum 5-10% decrease in shareholders' equity - Group share;
- a €15 billion increase in shareholders' equity – minority interests' share.



RENAULT

Investor Relations Department
27/33, quai Le Gallo - 92512 Boulogne Billancourt, France
tel.: 33 (0)1 76 84 64 85 - email: investor.relations@renault.com - http://www.renault.com

RENAULT

February 9, 2006



ASSET 1 : THE ALLIANCE

RENAULT NISSAN

Sales

In thousand units



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
+ 27%
4,802
6,129
1999
2005

Operating margin

In million euros



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
x 2.5
3,007
7,423
1999
2005



ASSET 2 : PROMISING PROJECTS

GEOGRAPHIC





ASSET 2 : PROMISING PROJECTS

PRODUCTS


LOGAN



ASSET 2 : PROMISING PROJECTS
TECHNOLOGICAL


Efficient lineup in fuel economy and CO2 emissions
CO2 (g/km)
200
190
180
170
160
150
140
130
1996
1998
2000
2002
2004
KAMA
JAMA
A.C.E.A.
Renault
Source AAA



ASSET 3 : A SOUND BALANCE SHEET

- Equity 19.6 million euros
- Net automotive debt 2.3 million euros, 11.5% of equity
- 44.3% Nissan (market capitalization* = 41,873 M€)
- 20% Volvo (market capitalization* = 16,992 M€)

* 01/31/2006



ASSET 4 : ABILITY TO REACT,REALIZE BREAKTHROUGHS

Double victory of Renault in F1



TEAM SPIRIT
TEAM SPIRIT



EURO NCAP
★★★★★

Only carmaker with 8 5-star models


Clio


Modus


Mégane


Mégane Coupé-cabriolet


Scénic


Laguna II


Vel Satis


Espace IV



FIVE OPPORTUNITIES FOR PROGRESS

- ▫ Brand image
- ■ Product range
- ▫ Costs of investments
- ■ Management of international operations
- ▫ Focus on customers / drive for profit



GLOBAL SALES (PV+ LCV) IN 2005

2,533 k units, + 1.7% vs. 2004



In thousand units
Renault
Samsung
Dacia
- 1.2%
1,026
- 7.3%
819
+ 24.5%
+ 18.2%
332
356
+ 4.0%
1,359
- 0.8%
1,175
H1
H2
Europe
H1
H2
Outside Europe
H1
H2
Global



OPERATING PROFIT VARIANCE ANALYSIS

Variance 2005 / 2004: - 792 M€



In million euros
2,115
- 147
Volume
- 311
Mix/price
- 321
Enrich-
ment
- 135
Mfg.
costs
- 226
R&D
- 46
G&A
+ 132
Purch.
+ 214
Inter-
national
+ 48
Other
1,323
2004 IFRS
2005



RESULTS SUMMARY

In million euros	2004	2005	Change
Global sales - K units	2,490	**2,533**	+ 1.7%
Revenues	40,292	**41,338**	+ 1.9%*
Operating profit	2,115	**1,323**	- 37.4%
Operating margin	5.2%	**3.2%**	- 2 pts
Associated companies	1,923	**2,597**	+ 35.0%
Net income, Renault share	2,836	**3,367**	+ 18.7%
Net financial debt	1,567	**2,252**	+ 685M€

* On a consistent scope



2006 FORECAST

- Slightly lower TIV in Europe, higher volumes in other main markets where Renault is established
- Full year of sales of new Clio
- Face lifts: Megane, Scenic, Espace, Trafic, Master
- Launch of Logan Estate and Logan LCV

➔ Operating margin 2.5% of revenues



RENAULT

COMMITMENT 2009

To make and sustain Renault as the most profitable European volume car company



QUALITY COMMITMENT

Next Laguna in the top 3

- in product quality
- in service quality



REINFORCED AND ENLARGED PRODUCT PLAN



RENAULT Commitment 2009
2006
2007
2008
2009
2
8
7
9
26
New models



PRODUCT LAUNCH HISTORY



1990
1998
2005
2 2 1 2 0 3 4 5 4 2 4 3 6 6 4 2
3 vehicles / year
4 vehicles / year



PRODUCT PLAN

26

	2006	2007	2008	2009
	2	8	7	9
13 Expansion models				
13 Replacement models				



TO BE AMONG THE TOP 3 IN CO_2 EMISSIONS REDUCTION

By 2008

- Sell 1 million vehicles below 140 g/km of CO_2
- Of this, one-third below 120 g/km of CO_2


GROWTH COMMITMENT
In thousand units
4,000
3,000
2,500
2,000
1,500
3,333
+800
In 3 years
2,533
2,118
+ 400
In 7 years
1990
1998
2005
2009

RESOURCES PROVIDED TO EXECUTE THE PLAN

- Purchasing: -14% in 3 years
- Manufacturing: -12% in 4 years



CAPACITY UTILIZATION RATE


Renault plants
100% = 5,000h/year
100%
75%
50%
25%
0%
64%
59%
59%
60%
62%
60%
62%
67%
74%
79%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009



RESOURCES PROVIDED TO EXECUTE THE PLAN

- Purchasing: -14% in 3 years
- Manufacturing: -12% in 4 years
- Logistics: - 9% in 4 years
- G&A: < 4% of revenues by 2009
- Distribution costs per unit in Europe: - 8 %
- Optimized cost of investment: target - 50%



R&D AND CAPEX



13%
10%
0%
10.9%
12.2%
11.4%
10.0%
10.1%
9.9%
11.5%
11.5%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009



MANAGEMENT

Management will be cross-functional, focused on customer satisfaction and driven by profit

- Regional management
- Globalized functions
- Program management
- 11 Cross-Functional Teams
  - 500 people involved
  - Potential improvement: 1 billion euros



PROFITABILITY COMMITMENT


% Revenues
Operating margin
6%
8
7
6
5
4
3
2
1
0
-1
-2
1991 1993 1995 1997 1999 2001 2003 2005 2007 2009



OPERATING MARGIN AND GLOBAL MARKET SHARE 99-05


2004
2005 estimate
Operating margin (%)
NISSAN
XX
RENAULT
OM
average 05
3.6%
12
10
8
6
4
2
0
-3
-2
-1
0
1
2
3
Variance of global market share PV+LCV since 1999 (%)



RENAULT SHARE PRICE


Performance since Jan. 4, 1999
in €
90
80
70
60
50
40
30
20
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06



RETURN ON INVESTED CAPITAL


20%
16%
12%
8%
4%
0%
2001
2002
2003
2004
2005
2009

→ ROIC = $\frac{\text{Consolidated Operating Margin (after tax)}}{\text{Tangibles \& intangibles + RCI shareholders' equity + WCR*}}$

* Working Capital Requirement includes other receivables and other current liabilities.



DIVIDEND PROPOSAL



In € per share
Dividends paid*
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
1.8
2.4
4.5
2005
2006
2007
2008
2009
* Dividend actually paid each year



THE 3 COMMITMENTS

- Quality: Position next Laguna in the top three models of its category in quality
- Profitability: 6% operating margin in 2009
- Growth: + 800,000 vehicles, the strongest period of growth in the history of Renault



RENAULT

COMMITMENT 2009

Everyone in RENAULT
commits



RENAULT

COMMITMENT 2009



RENAULT

PRESS RELEASE

FEBRUARY 9, 2006

Renault Commitment 2009

- **Today President and Chief Executive Officer Carlos Ghosn announced "Renault Commitment 2009," a growth plan whose ambition is to make and sustain Renault as the most profitable European volume car company.**
- **Renault makes three major commitments:**
  - **Position the next Laguna, which will be launched in 2007, among the top three models in its segment in terms of product and service quality;**
  - **Achieve an operating profit margin of 6% in 2009;**
  - **Sell an additional 800,000 units in 2009 as compared to 2005.**

"A new, exciting page in the history of Renault is being written, based on the motivation and dedication of the women and men of our company," said Mr. Ghosn.

An unprecedented product offensive in Renault history

Renault will launch 26 new products better focused on the needs and aspirations of its customers. The strength of the product plan will lead to an unprecedented acceleration of vehicle launches: in addition to the two launched in 2006, Renault will launch an average of eight models each year from 2007 to 2009, which is double the number launched from 1998 to 2005. Half of these cars will expand the lineup.

The product offensive will result in widening the lineup in four directions:

- Renewing the pillars of the existing lineup – the Megane family, Twingo, Kangoo and Master;

- Developing a luxury range: with five vehicles launched during the plan, Renault will double the volume of its sales in this segment[1];

- Entering new segments where Renault is currently not present, such as SUVs, 4x4s, crossovers and niche vehicles.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

- Developing products to support growth in markets outside Europe, such as with the Logan program.

Renault's sales outside Europe are expected to grow from 27% of total sales in 2005 to 37% in 2009, an increase of 80%.

The average age of Renault products sold in Europe will drop from 3.8 years in 2005 to 2.2 years in 2009.

The enrichment of Renault's offer is expected to increase sales by an additional 800,000 units in 2009 compared to 2005.

Quality and technology commitments

The next Laguna, to be launched in 2007, will be among the top three in its segment in product and service quality. The progress made on this product will be applied with the same diligence to the rest of the lineup throughout the world.

In terms of fuel economy and CO_2 emissions reduction, the Renault lineup is among the most efficient in the world today. The company's objective is further improvement. By 2008, Renault will sell one million cars emitting less than 140 grams of CO_2 per kilometer, of which one-third will emit less than 120 grams.

In addition, 50% of gasoline-powered engines for sale in Europe in 2009 will have the ability to operate with a mixture of gasoline and ethanol. By the same date, all diesel engines will be able to operate with 30% diester[2].

Within the Alliance, Renault is preparing a full range of alternative technologies, such as hybrids, fuel cells and electric vehicles. In France by the end of the plan, Renault will test fuel cell vehicles equipped with the latest Alliance technologies.

As the current European safety leader, Renault will continue to innovate in this field to strengthen its leadership position.

Resources necessary to assure the plan's success

Renault will improve its competitiveness through a cost reduction program, optimized investments in all areas, and the benefits from synergies developed with Nissan within the Alliance. It will focus on:

- Reducing purchasing costs by 14% in three years;
- Reducing manufacturing costs by 12% and increasing the capacity utilization rate from 60% in 2005 to 75% in 2009[3];
- Reducing logistics costs by 9%;

[1] Luxury vehicles are those with a sales price above 27,000 euros, according to the price commonly used in the global automotive industry to define models in that segment.

[2] Diester is a fuel obtained from vegetable or animal oil.

[3] Renault's standard capacity utilization rate is calculated on the basis of a full capacity rate of 5,000 hours per year. This rate is more demanding than the one usually reported by the industry, which runs between 3,760 to 4,000 hours per year.

- Reducing general and administrative costs from 5.1% of revenues to less than 4% by the end of the plan, with all support functions committed to achieving world-class performance as measured by an independent global benchmarking firm;
- Reducing total distribution costs per unit in Europe by 8%;
- Research and development expenses and investments for new vehicles will not exceed 11.5% of revenues in the period from 2006 to 2009.

Cross-functional management that is focused on customer satisfaction and driven by profit is being established through regional management, globalized functions, program management and 11 cross-functional teams.

Renault, the most profitable European volume car company

Renault's performance will be measured by the increase in its operating margin. The company commits to reach 6% operating margin in 2009. This achievement - which will be a record for Renault - will be surpassed the following year. This commitment will make and sustain Renault as the most profitable European volume car company.

A linear and significant increase in the dividend – from 1.8 euros per share in 2005 to an objective of 4.5 euros per share in 2009 – will be proposed to Renault's board of directors, who will submit a yearly resolution to the annual shareholders' meeting.

"With a clear vision, and prioritized, precise and measurable objectives, I am convinced that Renault will become, in the framework of the Alliance, a great company with sustainable high performance in the global automotive industry," said Ghosn.

Contact
Renault Press: +33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

Renault announces 2005 financial results

- **Operating margin: 3.2% of revenues**
- **Record net income*: €3,367 million**

Slight increase in vehicle sales and revenues

The number of vehicles sold by Renault in 2005 rose by 1.7% to 2,533,000 units, exceeding the 2.5 million mark for the first time. This result reflects contrasting marketplace performances. Sales in Europe declined 4% in a stable market, while international sales climbed 21.2%. Outside Europe, the Group's three brands all contributed to this advance, with the success of Logan and the new SM5 and SM7 models in the Renault Samsung Motors range.

Revenues grew 1.9% on a consistent basis relative to 2004, reaching €41,338 million.

The contribution of the **Automobile Division** to Group revenues rose 2% to €39,458 million.

The **sales financing subsidiary** Renault Crédit International contributed €1,880 million to revenues (on a consistent basis), stable compared with 2004.

Operating margin of 3.2% and record net income* of €3,367 million

Group **operating margin** amounted to €1,323 million, or 3.2% of revenues, compared with €2,115 million in 2004 (5.2% of revenues).

The **Automobile Division** generated operating margin of €858 million, or 2.2% of revenues, compared with €1,654 million in 2004 (4.3%).
Although Renault saw an increase in profitability at international divisions in 2005, the contribution from European sales fell sharply, mainly due to a less favorable phase in the product cycle.
Sales profitability was impacted by a deterioration in the geographical and product mix, the decline in transaction prices, higher raw material prices and the cost of meeting the Euro 4 emission standards. The R&D expenses of the Automobile Division increased in 2005, chiefly due to the growth of Renault's international business and the preparation of new vehicles under the range expansion plan. At the same time, the Group continued to reduce purchasing costs.

The **sales financing subsidiary** maintained its steady contribution to Group operating margin, with €465 million in 2005 (compared with €461 million in 2004).

Other operating income and expenses showed net income of €191 million, compared with a net charge of €243 million in 2004. This item consists principally of capital gains on the sale of land in Spain and the disposal of Renault's 17.88% stake in Nissan Diesel.

As a result, **operating income** amounted to €1,514 million, compared with €1,872 million in 2004.

The net balance on the financing account showed a charge of €327 million, broadly similar to 2004's €331 million. This included €271 million from the marking to market of redeemable shares. Aside from the impact of redeemable shares, the other items on this account translate into a €56 million charge (compared with €40 million in 2004).

Renault's share in the **net income of associated companies**[1] was €2,597 million. Nissan contributed €1,825 million in 2005, compared with €1,689 million in 2004. This does not include non-recurring income of €450 million generated when the company finalized the transfer of part of its pension liabilities to the Japanese government. The share in the net income of other associated companies, notably AB Volvo, amounted to €322 million, compared with €234 million in 2004.

Pre-tax net income was €3,784 million, compared with €3,464 million in 2004.

After tax, **net income (Renault share)** amounted to a record €3,367 million, compared with €2,836 million in 2004, producing a return on equity of 17.6%.
Earnings per share worked out to €13.19, compared with €11.16 in 2004.

The Board of Directors will ask the Annual General Meeting of Shareholders on May 4, 2006 to approve an increase of more than 33% in the Renault dividend to €2.40 per share, compared with €1.80 per share for 2004.

A sound financial structure

Shareholders' equity increased €3,797 million to €19,661 million at December 31, 2005.

Cash flow amounted to €4,105 million (compared with €4,596 million in 2004). Operating activities largely financed **net capital expenditure** for a total of €2,879 million in 2005 (versus €3,199 million in 2004). The cash-generative capacity of the Automobile Division was reflected in **free cash flow** of €1,226 million before the change in the working capital requirement.

Net automotive debt rose €685 million to €2,252 million as a result of:
- a €533 million decline in the working capital surplus, mainly owing to a rise in inventories;
- a €257 million impact from marking financial instruments to market (including €271 million for redeemable shares);
- consolidation changes (+€639 million), mainly the exercise of the option for the acquisition of the Technocentre research facility at Guyancourt, France, which impacted the financial statements by €594 million.

Aside from these last two items, which had no impact on cash flow in 2005, Renault's operating activities led to a €227 million reduction in the **net financial debt of the Automobile Division.**

The net financial debt of the Automobile Division was equivalent to 11.5% of shareholders' equity, compared with 9.9% at December 31, 2004.

Outlook for 2006

In 2006, Renault expects the automobile market to decline slightly in Europe and to grow in the other main countries in which the company operates.

Renault will not benefit from major product launches in 2006, but will profit from the first full year of sales of the new Clio in Europe, as well as the release of phase-two models of Mégane, Espace and Trafic and the phase-three Master. Outside Europe, two new five- and seven-seater station wagon versions will be brought to market in the second half of 2006 to round out the Logan line. Furthermore, action plans focusing on our cost competitiveness, defined within the framework of the new business plan, will be deployed and start to bear fruit in 2006.

Overall, against a backdrop of higher raw material costs than in 2005, an extremely competitive European market and continuous international growth, Renault plans to achieve an operating margin of 2.5% of revenues in 2006 and stable unit sales compared to 2005.

* *Net Income (Renault share)*

Note: To comply with prevailing regulations, Renault is presenting its 2005 results according to International Financial Reporting Standards (IFRS). All 2004 data have been restated to IFRS.

[1]Under IFRS, the "associated companies" heading corresponds to the former category of "companies accounted for by the equity method".

Divisional contribution to Renault's consolidated revenues

€ million	2005	2004 restated[1]	2004	Change 2005/2004
				%
Automobile	39,458	38,681	38,426	2.0%
Sales Financing	1,880	1,884	1,866	(0.2%)
Total	**41,338**	**40,565**	**40,292**	**1.9%**

[1]On a consistent basis with 31/12/2005. The main differences involve consolidation changes at the Automobile Division.

Divisional contribution to Renault's operating margin

€ million	2005			2004
	Full-year	H1	H2	
Automobile	**858**	**677**	**181**	**1,654**
% of revenues	*2.2%*	*3.3%*	*0.9%*	*4.3%*
Sales Financing	**465**	**266**	**199**	**461**
% of revenues	*24.7%*	*28.0%*	*21.4%*	*24.7%*
Total	**1,323**	**943**	**380**	**2,115**
% of revenues	*3.2%*	*4.4%*	*1.9%*	*5.2%*

Renault's consolidated results

€ million	2005	2004
Operating margin	1,323	2,115
Operating income	1,514	1,872
Financial income (expense)	(327)	(331)
Share in net income of associated companies	2,597	1,923
Pre-tax income	3,784	3,464
Current and deferred taxes	(331)	(561)
Net income	3,453	2,903
Net income (Renault share)	3,367	2,836

Net automotive debt

€ million	2005
Cash flow	4,105
Net capital expenditure	(2,879)
Free cash flow *(excluding change in working capital requirement)*	1,226
Change in working capital surplus	(533)
Dividend payout	(554)
Other	88
Change in net automotive debt (excluding items with no impact on cash flow in 2005)	(227)

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES
(COMPTES ANNUELS)

RENAULT

Société anonyme au capital de 1 085 610 419,58 €.
Siège social : 13-15, quai le Gallo, 92100 Boulogne Billancourt.
R. – C.S. Nanterre : 441 639 465 – APE : 341 Z.

Documents comptables annuels.

A. – Comptes consolidés.

I. – Rapport des commissaires aux comptes sur les comptes consolidés.

(Exercice clos le 31 décembre 2005).

Mmes, MM. les actionnaires,
En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la société Renault relatifs à l'exercice clos le 31 décembre 2005, tels qu'ils sont joints au présent rapport.
Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes. Ces comptes ont été préparés pour la première fois conformément au référentiel IFRS tel qu'adopté dans l'Union européenne. Ils comprennent à titre comparatif les données relatives à l'exercice 2004 retraitées selon les mêmes règles.
I. – Opinion sur les comptes consolidés. – Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation.
II. Justification des appréciations. – En application des dispositions de l'article L. 823-9 du code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :
Comme indiqué à la note n° 14-A de l'annexe relative aux règles et méthodes comptables, le groupe consolide sa participation dans Nissan selon la méthode de mise en équivalence ; nos diligences relatives à l'audit du périmètre de consolidation ont compris l'examen des éléments de droit et de fait observés au sein de l'Alliance et qui sous-tendent le caractère approprié de cette méthode comptable retenue par le groupe Renault.
Lors de l'arrêté de ses comptes, le groupe Renault est conduit à effectuer des estimations et à formuler des hypothèses qui concernent notamment la dépréciation des actifs immobilisés et des créances de financement des ventes, les impôts différés et les provisions, en particulier la provision pour garantie des véhicules. Concernant les actifs, le groupe Renault dispose d'outils de planification et de plans financiers pluriannuels, dont les différentes composantes, flux de trésorerie et résultat taxable prévisionnel notamment, sont utilisées pour s'assurer de leur valeur recouvrable. Pour l'estimation des provisions, Renault a recours à des expertises internes ou externes et plus particulièrement au titre de la garantie, s'appuie sur des statistiques d'incidents. Pour l'ensemble de ces estimations, nous avons examiné la documentation disponible et apprécié le caractère raisonnable des évaluations retenues.
Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.
III. – Vérification spécifique. – Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe, conformément aux normes professionnelles applicables en France. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Neuilly-sur-Seine et Paris-La Défense, le 7 mars 2006.

Les commissaires aux comptes :

Deloitte & Associés :

P. Chastaing-Doblin ; A. Raimi ;

Ernst & Young Audit :

J.F. Bélorgey ; D. Mary-Dauphin.

II. – Comptes consolidés.

Les informations comparatives 2004 présentées dans ce document ont été retraitées pour être mises en conformité avec le référentiel IFRS applicable au 31 décembre 2005 (note 2).

2.1. Comptes de résultats consolidés.

(En millions d'euros)	2005	(1) 2004
Ventes de biens et services	39 978	38 923
Produits du financement des ventes	1 360	1 369
Chiffre d'affaires (note 5)	41 338	40 292
Coûts des biens et services vendus	- 32 137	- 31 090
Coût du financement des ventes (note 6)	- 926	- 912
Frais de recherche et développement (note 12-C)	- 2 034	- 1 676
Frais généraux et commerciaux	- 4 918	- 4 499
Marge opérationnelle (note 7)	1 323	2 115
Autres produits et charges d'exploitation (note 8)	191	- 243
Résultat d'exploitation	1 514	1 872
Produits (charges) d'intérêts nets	- 95	- 22
Produits d'intérêts	153	128
Charges d'intérêts	- 248	- 150
Autres produits et charges financiers	- 232	- 309
Résultat financier (note 9)	- 327	- 331
Part dans le résultat des entreprises associées	2 597	1 923
Nissan (note 14)	2 275	1 689
Autres entreprises associées (note 15)	322	234
Résultat avant impôts	3 784	3 464
Impôts courants et différés (note 10)	- 331	- 561
Résultat net	3 453	2 903
Résultat net – part revenant aux minoritaires	86	67
Résultat net – part revenant au Groupe	3 367	2 836
Résultat net par action (2) en euros (note 11)	13,19	11,16
Résultat net dilué par action (2) en euros (note 11)	13,08	11,10
Nombre d'actions retenu (en milliers) (note 11)		
Pour le résultat net par action	255 177	254 168
Pour le résultat net dilué par action	257 342	255 435

(1) Données 2004 retraitées en normes IFRS.
(2) Résultat net – part revenant au groupe rapporté au nombre d'actions indiqué.

2.2. Bilans consolidés.

(En millions d'euros).

Actif	31 décembre 2005	(1) 31 décembre 2004
Actifs non courants :		
Immobilisations incorporelles (note 12)	2 972	2 657
Immobilisations corporelles (note 13)	12 691	11 597
Participations dans les entreprises associées	12 452	9 713
Nissan (note 14)	10 477	7 929
Autres entreprises associées (note15)	1 975	1 784
Actifs financiers non courants (notes 23 et 27)	577	696
Impôts différés actifs (note 10)	309	565
Autres actifs non courants	358	403

Total actifs non courants	29 359	25 631
Actifs courants :		
Stocks (note 16)	5 862	5 142
Créances de financement des ventes (notes 17 et 27)	20 700	19 807
Créances clients de l'Automobile (notes 18 et 27)	2 055	1 878
Actifs financiers courants (notes 23 et 27)	1 871	1 398
Autres actifs courants (note 19)	2 413	2 398
Trésorerie et équivalents de trésorerie (note 24)	6 151	5 521
Total actifs courants	39 052	36 144
Total actif	68 411	61 775

(1) données 2004 retraitées en normes IFRS.

Passif	31 décembre 2005	(1) 31 décembre 2004
Capitaux propres :		
Capital	1 086	1 086
Primes d'émission	3 453	3 453
Titres d'autocontrôle	- 456	- 508
Réévaluation des instruments financiers	33	77
Ecart de conversion	562	- 216
Autres réserves	11 153	8 752
Résultat net – part revenant au groupe	3 367	2 836
Capitaux propres – part revenant au groupe	19 198	15 480
Capitaux propres – part revenant aux minoritaires	463	384
Total capitaux propres (note 20)	19 661	15 864
Passifs non courants :		
Impôts différés passifs (note 10)	231	454
Provisions – part à plus d'un an (note 21)	1 754	2 166
Passifs financiers non courants (notes 25 et 27)	5 901	5 404
Autres passifs non courants	516	426
Total passifs non courants	8 402	8 450
Passifs courants :		
Provisions – part à moins d'un an (note 21)	1 264	910
Passifs financiers courants (notes 25 et 27)	2 547	2 447
Dettes de financement des ventes (notes 25 et 27)	22 427	20 629
Fournisseurs (note 27)	7 788	7 234
Dette d'impôts courants	215	197
Autres passifs courants (note 22)	6 107	6 044
Total passifs courants	40 348	37 461
Total passif	68 411	61 775

(1) données 2004 retraitées en normes IFRS.

2.3. Variation des capitaux propres consolidés.

(En millions d'euros)	Nombre d'actions (en milliers)	Capital	Primes d'émission	Titres d'auto-contrôle	Réévaluation des instruments financiers	Ecart de conversion	Autres réserves	Résultat net revenant au Groupe	Capitaux propres part revenant au Groupe	Capitaux propres part revenant aux minoritaires	Total capitaux propres

Solde au 1er janvier 2004 (1)	284 937	1 086	3 453	- 519	- 35		6 618	2 480	13 083	395	13 478
Affectation du résultat 2003							2 480	- 2 480			
Distribution							- 357		- 357	- 35	- 392
Coûts des options d'achat et de souscription d'actions							11		11		11
Variation des autres réserves				11	112	- 216			- 93	8	- 85
Effet des variations de périmètre et des augmentations de capital										- 51	- 51
Résultat 2004 (1)								2 836	2 836	67	2 903
Solde au 31 décembre 2004 (1)	284 937	1 086	3 453	- 508	77	- 216	8 752	2 836	15 480	384	15 864
Affectation du résultat 2004							2 836	- 2 836			
Distribution							- 459		- 459	- 60	- 519
Coûts des options d'achat et de souscription d'actions							24		24		24
Variation des autres réserves				52	- 44	778			786	32	818
Effet des variations de périmètre et des augmentations de capital										21	21
Résultat 2005								3 367	3 367	86	3 453
Solde au 31 décembre 2005	284 937	1 086	3 453	- 456	33	562	11 153	3 367	19 198	463	19 661

(1) données 2004 retraitées en normes IFRS.

Les éléments contribuant à la variation des capitaux propres consolidés de 2005 sont commentés en note 20.

2.4. Tableaux de flux de trésorerie consolidés.

(En millions d'euros)	2005	2004 (1)
Résultat net	3 453	2 903
Annulation des produits et charges non réalisés :		
Dotations nettes aux amortissements	2 705	2 752
Part dans les résultats des entreprises associées	- 2 597	- 1 923
Dividendes reçus des entreprises associées	516	552
Autres produits et charges non réalisés (note 30-A)	393	748
Capacité d'autofinancement	4 470	5 032
Financements consentis à la clientèle	- 12 998	- 11 917
Remboursements par la clientèle	12 485	10 824
Variation nette des crédits renouvelables au réseau de distribution	- 304	- 35
Diminution / (augmentation) des créances de financement des ventes	- 817	- 1 128
Emission d'emprunts obligataires du financement des ventes	–	1 100
Remboursement d'emprunts obligataires du Financement des ventes (note 25-B)	- 1 045	- 1 050

Variation nette des autres dettes de financement des ventes	3 119	667
Variation nette des autres valeurs mobilières et des prêts du financement des ventes	- 39	227
Variation nette des actifs financiers et des dettes de financement des ventes	2 035	944
Variation du besoin en fonds de roulement (note 30-B)	- 603	427
Flux de trésorerie des opérations d'exploitation	5 085	5 275
Investissements incorporels et corporels (note 30-C)	- 4 018	- 3 923
Acquisitions de participations, nettes de la trésorerie acquise	- 59	- 127
Produits des cessions d'actifs corporels et incorporels	1 073	607
Produits des cessions de participations, nettes de la trésorerie cédée et autres	100	34
Flux de trésorerie liés aux investissements	- 2 904	- 3 409
Apports des actionnaires minoritaires (2)	- 2	18
Dividendes versés aux actionnaires de la société mère (note 20-D)	- 494	- 383
Dividendes versés aux actionnaires minoritaires	- 60	- 35
Achats / ventes de titres d'autocontrôle	56	
Flux de trésorerie avec les actionnaires	- 500	- 400
Emission d'emprunts obligataires de l'Automobile	245	407
Remboursement d'emprunts obligataires de l'Automobile (note 25-B)	- 388	- 290
Augmentation / (diminution) nette des autres passifs financiers de l'Automobile (3)	- 867	- 998
Diminution / (augmentation) des autres valeurs mobilières et des prêts de l'automobile	- 149	404
Variation nette des actifs et passifs financiers de l'automobile	- 1 159	- 477
Flux de trésorerie liés au financement	- 1 659	- 877
Augmentation de la trésorerie et équivalents de trésorerie	522	989

(1) Données 2004 retraitées en normes IFRS.
(2) Apports par augmentations ou réductions de capital.
(3) Renault a racheté une partie de ses titres participatifs en 2004 (cf note 9-B).

(En millions d'euros)	2005	2004 (1)
Solde de la trésorerie et équivalents de trésorerie à l'ouverture	5 521	4 276
Augmentation de la trésorerie	522	989
Effets des variations de change et autres sur la trésorerie	108	256
Solde de la trésorerie et équivalents de trésorerie à la clôture	6 151	5 521

(1) Données 2004 retraitées en normes IFRS

Les intérêts reçus et versés par la branche automobile sont explicités en note 9-A.
Les impôts courants décaissés par le groupe sont indiqués en note 10-A.

2.5. Informations sectorielles.

A. – Informations par branche.

A.1. Comptes de résultats consolidés par branche.

(En millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (2)	Total consolidé
2005 :				
Ventes de biens	38 602			38 602
Ventes de services	856	520		1 376
Produits du financement des ventes		1 360		1 360
Chiffre d'affaires externe au Groupe (note 5)	39 458	1 880		41 338
Chiffre d'affaires interbranches (2)	147	268	- 415	
Chiffre d'affaires de la branche	39 605	2 148	- 415	41 338
Marge opérationnelle	858	465		1 323

Résultat d'exploitation	1 058	456		1 514
Résultat financier				- 327
Part dans le résultat des entreprises associées	2 595	2		2 597
Résultat avant impôts				3 784
Impôts courants et différés				- 331
Résultat net				3 453
2004 (1) :				
Ventes de biens	37 459			37 459
Ventes de services	967	497		1 464
Produits du financement des ventes		1 369		1 369
Chiffre d'affaires externe au Groupe	38 426	1 866		40 292
Chiffre d'affaires interbranches (2)	302	234	- 536	
Chiffre d'affaires de la branche	38 728	2 100	- 536	40 292
Marge opérationnelle	1 640	461	14	2 115
Résultat d'exploitation	1 412	446	14	1 872
Résultat financier				- 331
Part dans le résultat des entreprises associées	1 923			1 923
Résultat avant impôts				3 464
Impôts courants et différés				- 561
Résultat net				2 903

(1) Données retraitées en normes IFRS.
(2) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

A.2. Bilans consolidés par branche :

31 décembre 2005 (En millions d'euros)	**Automobile**	**Financement des ventes**	**Opérations inter-branches (2)**	**Total consolidé**
Actifs non courants :				
Immobilisations incorporelles et corporelles	15 215	540	- 92	15 663
Participations dans les entreprises associées	12 439	13		12 452
Actifs financiers non courants – titres de participations non contrôlées	2 107	17	- 2 024	100
Actifs financiers non courants – autres valeurs mobilières, prêts et dérivés sur opérations de financement de la branche Automobile	477			477
Impôts différés actifs et autres actifs non courants	547	90	30	667
Total actifs non courants	30 785	660	- 2 086	29 359
Actifs courants :				
Stocks	5 851	11		5 862
Créances sur la clientèle	2 164	21 219	- 628	22 755
Actifs financiers courants	1 917	590	- 636	1 871
Autres actifs courants	1 858	1 977	- 1 422	2 413
Trésorerie et équivalents de trésorerie	4 277	1 909	- 35	6 151
Total actifs courants	16 067	25 706	- 2 721	39 052
Total actif	46 852	26 366	- 4 807	68 411
Capitaux propres :	19 628	2 015	- 1 982	19 661

Passifs non courants :				
Impôts différés passifs et part à plus d'un an des provisions	1 724	217	44	1 985
Passifs financiers non courants	5 634	267		5 901
Autres passifs non courants	466	50		516
Total passifs non courants	7 824	534	44	8 402
Passifs courants :				
Provisions – part à moins d'un an	1 191	73		1 264
Passifs financiers courants	3 289		- 742	2 547
Dettes de financement des ventes		23 003	- 576	22 427
Fournisseurs	7 853	19	- 84	7 788
Autres passifs courants et dette d'impôts courants	7 067	722	- 1 467	6 322
Total passifs courants	19 400	23 817	- 2 869	40 348
Total passif	46 852	26 366	- 4 807	68 411

(2) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

31 décembre 2004 (1) (En millions d'euros)	Automobile	Financement des ventes	Opérations inter-branches (2)	Total consolidé
Actifs non courants :				
Immobilisations incorporelles et corporelles	13 814	528	- 88	14 254
Participations dans les entreprises associées	9 713			9 713
Actifs financiers non courants – titres de participations non contrôlées	2 446	12	- 2 224	234
Actifs financiers non courants – autres valeurs mobilières, prêts et dérivés sur opérations de financement de la branche Automobile	462			462
Impôts différés actifs et autres actifs non courants	799	140	29	968
Total actifs non courants	27 234	680	- 2 283	25 631
Actifs courants :				
Stocks	5 130	12		5 142
Créances sur la clientèle	1 988	20 146	- 449	21 685
Actifs financiers courants	1 498	526	- 626	1 398
Autres actifs courants	1 750	1 964	- 1 316	2 398
Trésorerie et équivalents de trésorerie	4 451	1 074	- 4	5 521
Total actifs courants	14 817	23 722	- 2 395	36 144
Total actif	42 051	24 402	- 4 678	61 775
Capitaux propres :	15 833	1 814	- 1 783	15 864
Passifs non courants :				
Impôts différés passifs et part à plus d'un an des provisions	2 339	236	45	2 620
Passifs financiers non courants	5 389	407	- 392	5 404
Autres passifs non courants	375	51		426
Total passifs non courants	8 103	694	- 347	8 450
Passifs courants :				

Provisions – part à moins d'un an	846	64		910
Passifs financiers courants	2 981		- 534	2 447
Dettes de financement des ventes		21 226	- 597	20 629
Fournisseurs	7 307		- 73	7 234
Autres passifs courants et dette d'impôts courants	6 981	604	- 1 344	6 241
Total passifs courants	18 115	21 894	- 2 548	37 461
Total passif	42 051	24 402	- 4 678	61 775

(1) Données 2004 retraitées en normes IFRS.
(2) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

A.3. Tableaux de flux de trésorerie consolidés par branche.

(En millions d'euros)	Automobile	Financement des ventes	Opérations inter-branches (2)	Total consolidé
2005 :				
Résultat net	3 320	313	- 180	3 453
Annulation des produits et charges non réalisés :				
Dotations nettes aux amortissements	2 658	103	- 56	2 705
Part dans le résultat des entreprises associées	- 2 595	- 2		- 2 597
Dividendes reçus des entreprises associées	516			516
Autres produits et charges non réalisés	206	186	1	393
Capacité d'autofinancement	4 105	600	- 235	4 470
Diminution / (augmentation) des créances de financement des ventes		- 1 009	192	- 817
Variation nette des actifs financiers et des dettes de financement des ventes		1 587	448	2 035
Variation du besoin en fonds de roulement	- 533	- 40	- 30	- 603
Flux de trésorerie des opérations d'exploitation	3 572	1 138	375	5 085
Investissements incorporels	- 876	- 4		- 880
Investissements corporels	- 2 903	- 288	53	- 3 138
Produits des cessions d'actifs corporels et incorporels	900	173		1 073
Investissements en titres de participation, nets des cessions et autres	77	- 36		41
Flux de trésorerie liés aux investissements	- 2 802	- 155	53	- 2 904
Flux de trésorerie avec les actionnaires	- 500	- 180	180	- 500
Variation nette des actifs et passifs financiers de l'Automobile	- 545		- 614	- 1 159
Flux de trésorerie lies au financement	- 1 045	- 180	- 434	- 1 659
Augmentation / (diminution) de la trésorerie et équivalents de trésorerie	- 275	803	- 6	522

(2) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

(En millions d'euros)	Automobile	Financement des ventes	Opérations inter-branches (2)	Total consolidé
2004 (1) :				
Résultat net	2 725	271	- 93	2 903
Annulation des produits et charges non réalisés :				
Dotations nettes aux amortissements	2 662	104	- 14	2 752
Part dans le résultat des entreprises associées	- 1 923			- 1 923
Dividendes reçus des entreprises associées	552			552
Autres produits et charges non réalisés	580	162	6	748

Capacité d'autofinancement	4 596	537	- 101	5 032
Diminution / (augmentation) des créances de financement des ventes		- 1 132	4	- 1 128
Variation nette des actifs financiers et des dettes de financement des ventes		892	52	944
Variation du besoin en fonds de roulement	532	- 74	- 31	427
Flux de trésorerie des opérations d'exploitation	5 128	223	- 76	5 275
Investissements incorporels	- 788	- 3		- 791
Investissements corporels	- 2 901	- 305	74	- 3 132
Produits des cessions d'actifs corporels et incorporels	490	160	- 43	607
Investissements en titres de participation, nets des cessions et autres	- 85	- 8		- 93
Flux de trésorerie lies aux investissements	- 3 284	- 156	31	- 3 409
Flux de trésorerie avec les actionnaires	- 400	- 100	100	- 400
Variation nette des actifs et passifs financiers de l'Automobile	- 464		- 13	- 477
Flux de trésorerie lies au financement	- 864	- 100	87	- 877
Augmentation / (diminution) de la trésorerie et equivalents de trésorerie	980	- 33	42	989

(1) Données 2004 retraitées en normes IFRS.
(2) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

B. – Informations par zone géographique.

(En millions d'euros)	France	Autres pays d'Europe	Autres pays	Total consolidé
2005 :				
Chiffre d'affaires	13 575	20 847	6 916	41 338
Investissements corporels et incorporels	2 607	1 018	393	4 018
Immobilisations corporelles et incorporelles	10 469	3 417	1 777	15 663
Autres actifs d'exploitation (2)	5 876	3 319	1 135	10 330
2004 (1) :				
Chiffre d'affaires	13 959	21 087	5 246	40 292
Investissements corporels et incorporels	2 634	979	310	3 923
Immobilisations corporelles et incorporelles	9 776	3 185	1 293	14 254
Autres actifs d'exploitation (2)	5 451	3 081	886	9 418

(1) Données 2004 retraitées en normes IFRS.
(2) Les autres actifs d'exploitation comprennent les stocks, les créances clients de l'Automobile et les autres actifs courants.

Le découpage par zone présenté ci-dessus se réfère à des notions géographiques. L'Europe regroupe l'Europe occidentale, centrale et orientale. La Turquie et la Russie figurent parmi les autres pays.
Le chiffre d'affaires consolidé est présenté par zone d'implantation de la clientèle.
Les immobilisations, les investissements corporels et incorporels et les autres actifs d'exploitation sont présentés par zone d'implantation des filiales et co-entreprises.

2.6. Annexe aux comptes consolidés.

I. – Règles, méthodes et périmètre.

1. – Approbation des comptes. – Les comptes consolidés du groupe Renault de l'année 2005 seront présentés pour approbation au conseil d'administration du 28 février 2006 et à l'assemblée générale du 4 mai 2006.
2. – Règles et méthodes comptables. – En application du règlement n° 1606/2002 adopté le 19 juillet 2002 par le parlement européen et le conseil européen, les états financiers consolidés du groupe Renault de l'exercice 2005 sont préparés en conformité avec le référentiel IFRS (international financial reporting standards) publié par l'IASB (international accounting standards board) au 31 décembre 2005 et dont le règlement d'adoption est paru au journal officiel de l'Union européenne à la date d'arrêté des comptes.
Les informations financières comparatives 2004 ont été établies selon ce même référentiel IFRS et en conformité avec la norme IFRS 1 relative à la première adoption des normes IFRS. Les effets de la transition aux normes IFRS sont décrits dans les notes 3 et 34 du présent document et dans la note 3.1.4.2 « Mise en oeuvre des normes IFRS en 2005 » du rapport annuel 2004.

Dans le cadre de la transition aux normes IFRS, Renault a fait le choix d'appliquer par anticipation au 1er janvier 2004 les normes IAS 32 et 39 sur les instruments financiers.

Par ailleurs, le groupe a appliqué au 1er janvier 2005 la norme IFRS 5 « Actifs non courants détenus en vue de la vente et activités abandonnées ». Celle-ci n'a cependant pas eu d'effet significatif sur l'information financière présentée.

Le groupe n'a appliqué aucune norme ni interprétation par anticipation, en particulier aucune des normes suivantes déjà publiées mais d'application obligatoire postérieurement au 31 décembre 2005 :

— L'amendement à l'IAS 19 sur les écarts actuariels, les régimes groupe et les informations à fournir, applicable à compter du 1er janvier 2006 ;

— L'amendement à l'IAS 39 sur l'option juste valeur, applicable à compter du 1er janvier 2006 ;

— L'amendement à l'IAS 39 sur la couverture de flux de trésorerie au titre de transactions intra-groupe futures, applicable à compter du 1er janvier 2006 ;

— L'amendement à l'IAS 1 portant sur les informations à fournir sur le capital, applicable à partir du 1er janvier 2007 ;

— La norme IFRS 7 « instruments financiers – informations à fournir », applicable à compter du 1er janvier 2007 ;

— L'interprétation IFRIC 4 « Conditions permettant de déterminer si un accord contient une location », applicable à compter du 1er janvier 2006.

A. Estimations et jugements :

Pour établir ses comptes, Renault doit procéder à des estimations et faire des hypothèses qui affectent la valeur comptable de certains éléments d'actif et de passif, de produits et de charges, ainsi que les informations données dans certaines notes de l'annexe. Renault revoit ses estimations et appréciations de manière régulière pour prendre en compte l'expérience passée et les autres facteurs jugés pertinents au regard des conditions économiques. En fonction de l'évolution de ces hypothèses ou de conditions différentes de celles qui avaient été prévues, les montants figurant dans ses futurs états financiers pourraient différer des estimations actuelles. La valeur recouvrable des actifs immobilisés et des créances de financement des ventes, les impôts différés et les provisions, notamment la provision pour garantie des véhicules, sont les principaux postes des états financiers dépendant d'estimations et jugements.

B. Principes de consolidation :

Les comptes consolidés intègrent les comptes des sociétés contrôlées de manière exclusive, directement ou indirectement, par le groupe (filiales). Les comptes des sociétés contrôlées conjointement (co-entreprises) sont consolidés par intégration proportionnelle. Les comptes des sociétés dans lesquelles le groupe exerce une influence notable (entreprises associées) sont mis en équivalence.

Les titres des sociétés qui, bien que répondant aux critères évoqués ci-dessus, ne sont pas consolidées, sont inscrits en autres actifs non courants.

Il s'agit de sociétés qui, prises individuellement, ne dépassent aucun des seuils suivants (en contribution aux données du groupe) :

— Chiffre d'affaires : 20 millions d'euros ;

— Stocks : 20 millions d'euros.

La consolidation de l'ensemble de ces sociétés aurait un impact négligeable sur les comptes consolidés s'agissant de structures dont les pertes éventuelles sont prises en compte par voie de provision. Celles-ci sont financées par le groupe, et réalisent auprès de lui :

— Soit la quasi totalité de leurs achats, la plupart de ces sociétés étant des structures de type concession automobile ;

— Soit la quasi totalité de leurs ventes, la principale de ces sociétés étant Renault Sport.

Les transactions significatives entre les sociétés consolidées, ainsi que les profits internes non réalisés, sont éliminés.

C. Présentation des états financiers :

— Résultat d'exploitation et marge opérationnelle :

Le résultat d'exploitation inclut l'ensemble des produits et coûts directement liés aux activités du groupe, que ces produits et charges soient récurrents ou qu'ils résultent de décisions ou d'opérations ponctuelles, comme les coûts de restructuration.

La marge opérationnelle correspond au résultat d'exploitation avant prise en compte des autres produits et charges d'exploitation qui comprennent :

- Les coûts de restructuration et les coûts relatifs aux mesures d'adaptation des effectifs ;
- Le résultat de cession d'activités ou de participations opérationnelles ;
- Le résultat de cession d'immobilisations incorporelles et corporelles (hors cessions de véhicules) ;
- Les éléments inhabituels correspondant à des produits et charges non usuels par leur fréquence, leur nature ou leur montant ;
- Information sectorielle de premier niveau :

L'information sectorielle de premier niveau se décline selon les branches suivantes :

- La branche automobile, qui comprend les filiales de production, de commercialisation, de distribution de véhicules particuliers et utilitaires légers, les filiales de service automobile et les filiales assurant la gestion de leur trésorerie ;
- La branche financement des ventes, considérée par le groupe comme une activité réalisant des opérations d'exploitation à part entière, exercée par RCI banque et ses filiales auprès du réseau de distribution et de la clientèle finale.

Chacune de ces deux branches forme un tout cohérent exposé à des risques et une rentabilité qui lui sont propres.

A l'exception des dividendes reçus et de la charge d'impôt, les produits et charges résultant de l'activité de financement des ventes sont comptabilisés en produits et charges d'exploitation.

Les actifs et les dettes sont propres à chaque activité. Les créances cédées par la branche Automobile aux sociétés de financement des ventes sont comptabilisées dans les actifs d'exploitation de ces dernières qui en assurent alors le financement, lorsque l'essentiel des risques et avantages leur est transféré.

Les véhicules faisant l'objet d'engagements de reprise par la branche automobile font partie des actifs de cette dernière. Lorsque ces véhicules sont financés par la branche financement des ventes, cette dernière détient alors une créance sur la branche automobile.

— Information sectorielle de deuxième niveau :

Le second niveau de l'information sectorielle se décline par zone géographique.

— Actifs / passifs courants et non courants :

Les créances de financement des ventes, les autres valeurs mobilières, les dérivés, les prêts et les passifs financiers de la branche Financement des ventes (hors titres participatifs et emprunts subordonnés) sont considérés comme des actifs et passifs courants car ils sont utilisés dans le cycle normal d'exploitation de cette branche.

En ce qui concerne l'automobile, outre les éléments directement liés au cycle d'exploitation, sont considérés comme courants les actifs et passifs dont l'échéance est inférieure à un an.

D. Conversion des comptes des sociétés étrangères :

La monnaie de présentation du groupe est l'euro.

La monnaie fonctionnelle des sociétés étrangères est généralement leur monnaie locale. Dans les cas où la majorité des transactions est effectuée dans une monnaie différente de la monnaie locale, c'est cette monnaie qui est retenue.

Le cas échéant, dans les pays en hyperinflation, le groupe retient une monnaie fonctionnelle différente de la monnaie locale.

Pour déterminer si un pays est en hyperinflation, le groupe se réfère à la liste publiée par l'International task force de l'AICPA (american institute of certified public accountants).

Les comptes de sociétés étrangères du groupe sont établis dans leur monnaie fonctionnelle, leurs comptes étant ensuite convertis dans la monnaie de présentation du groupe de la manière suivante :

— Les postes du bilan, à l'exception des capitaux propres, qui sont maintenus au taux historique, sont convertis au taux de clôture ;
— Les postes du compte de résultat sont convertis au taux moyen de la période ;
— L'écart de conversion est inclus dans les capitaux propres consolidés et n'affecte pas le résultat.
Les goodwills et les écarts d'évaluation dégagés lors d'un regroupement avec une société étrangère sont traités comme des actifs et des passifs de l'entité acquise.
Lors de la cession d'une société étrangère, les différences de conversion sur ses actifs et passifs, constatées précédemment en capitaux propres, sont reconnues en résultat.

E. Conversion des transactions en monnaie étrangère :
Les opérations libellées dans une monnaie différente de la monnaie fonctionnelle de l'entité qui les réalise sont initialement converties et comptabilisées dans la monnaie fonctionnelle au cours en vigueur à la date de ces transactions.
A la date de clôture, les actifs et passifs monétaires exprimés dans une monnaie différente de la monnaie fonctionnelle de l'entité (hors dérivés) sont convertis au cours de change à cette même date. Les différences de change qui résultent de ces opérations sont comptabilisées dans le compte de résultat, à l'exception des différences de conversion relatives aux dettes, créances, instruments financiers désignés comme couverture et relatifs à un investissement net dans une société étrangère (note 2-U).
Les impacts constatés en résultat sont comptabilisés :
— En résultat financier pour les différences de conversion relatives aux opérations financières de la branche automobile ;
— En marge opérationnelle pour les autres différences de conversion.
Les instruments dérivés sont évalués et comptabilisés conformément aux modalités décrites dans la note 2-U.

F. Chiffre d'affaires et marge :
Le chiffre d'affaires est égal à l'ensemble des produits résultant de la vente des produits automobiles du groupe, des prestations de services associées à ces ventes et des différents produits de financement des ventes proposés par les sociétés de financement des ventes du groupe à leurs clients.
— Ventes de biens et services et constatation de la marge :
– Ventes et constatation de la marge :
Les ventes de produits automobiles sont comptabilisées au moment où ceux-ci sont mis à la disposition du réseau de distribution s'il s'agit de concessionnaires indépendants, ou lors de leur livraison au client final pour les ventes directes. La marge est constatée immédiatement pour les ventes usuelles de l'automobile, y compris lorsque les contrats de financement associés s'apparentent de fait à des crédits (crédit-bail, location avec option d'achat). La vente n'est pas reconnue lorsque le véhicule fait l'objet d'un contrat de location par une société financière du groupe, ou d'un engagement de reprise consenti par le groupe, et lorsque la durée des contrats ne couvre pas une part suffisante de la durée de vie des biens.
Dans ce dernier cas, les transactions sont comptabilisées comme des locations. Elles sont intégrées dans les ventes de services. La différence entre le prix payé par le client et le prix de rachat, assimilable à un produit de location, est étalée sur la durée de la période de mise à disposition du véhicule. Le coût de production du véhicule neuf, objet de cette mise à disposition, est enregistré en stock pour les contrats d'une durée inférieure à un an et en immobilisations données en location pour les contrats d'une durée supérieure à un an. La vente du véhicule d'occasion à l'issue de la location, se traduit par l'enregistrement d'un chiffre d'affaires et de la marge correspondante. Dès lors qu'une perte est anticipée sur la vente du véhicule d'occasion, cette perte est prise en compte par la constatation d'une provision (dans le cas d'un véhicule stocké) ou d'un amortissement complémentaire (dans le cas d'un véhicule immobilisé).
– Programmes d'incitation à la vente :
Le coût de ces programmes est déduit du chiffre d'affaires lors de l'enregistrement des ventes correspondantes, lorsque leur montant est fonction du volume ou du prix des produits vendus. Dans le cas contraire, il figure dans les frais généraux et commerciaux. Les programmes décidés postérieurement à ces ventes sont provisionnés lors de la prise de décision.
Le groupe réalise certaines opérations promotionnelles sous forme de réduction d'intérêts sur les crédits accordés à la clientèle finale. Cette charge est constatée immédiatement lorsque les financements sont accordés à des taux ne permettant pas de couvrir les charges de refinancement et de gestion. Dans le cas contraire, elle est étalée sur la durée du financement accordé.
– Garantie :
Les coûts supportés ou prévus relatifs à la garantie constructeur des véhicules et pièces vendus non couverte par des contrats d'assurance sont constatés en charge lorsque les ventes sont enregistrées. Dans le cas de campagnes de rappel liées à des incidents découverts après le début de la commercialisation du véhicule, les coûts correspondants font l'objet de provisions dès lors que la décision d'engager la campagne est prise.
– Prestations de services associées à la vente de produits automobiles :
Renault propose à ses clients des contrats d'extension de garantie et d'entretien pour lesquels les produits et la marge sont reconnus sur la durée de la prestation fournie.
— Produits du financement des ventes et constatation de la marge :
– Produits du financement des ventes :
Les produits de financement des ventes sont la résultante des opérations de financement des ventes d'automobiles aux concessionnaires ou aux utilisateurs finaux. Ces financements, réalisés par les sociétés de la branche financement des ventes, constituent des crédits et, en conséquence, figurent au bilan pour le montant nominal du capital non remboursé, déduction faite des dépréciations éventuellement comptabilisées. Les produits sur ces contrats sont calculés de manière à générer un taux d'intérêt constant sur la période. Ils figurent dans le chiffre d'affaires.
– Coûts du financement des ventes :
Les coûts du financement des ventes sont considérés comme des charges d'exploitation comprises dans la marge opérationnelle. Ils incluent essentiellement les intérêts encourus par les sociétés de financement des ventes pour refinancer leurs opérations de clientèle, les autres coûts et produits directement liés à la gestion de ce refinancement (placements temporaires, couverture et gestion du risque de taux ou de change) et le coût du risque non lié au refinancement des créances.
– Commissions versées aux apporteurs d'affaires :
Elles constituent des coûts externes de distribution et sont par conséquent incluses dans les encours de financement, en tant que coûts d'acquisition des contrats, et étalées de manière à produire un taux d'intérêt constant sur la durée de ces financements.
– Créances présentant un indicateur objectif de perte de valeur :
Des dépréciations pour risque de crédit sont constatées pour couvrir les risques de non-recouvrement des créances dès lors que celles-ci présentent un indicateur objectif de perte de valeur. Ces dépréciations sont déterminées, selon le cas, individuellement ou à partir d'une approche statistique sur la base de portefeuilles de créances de risques homogènes.

G. Résultat financier :
Le résultat financier comprend les produits et charges d'intérêts de la branche automobile et les autres produits et charges financiers.
Les produits et charges d'intérêts sont reconnus selon la méthode du taux d'intérêt effectif qui consiste en un étalement actuariel des intérêts et des coûts de transaction sur la durée du prêt ou de l'emprunt.
Les autres produits et charges financiers intègrent les variations de juste valeur des titres participatifs.

H. Impôt sur les résultats :
Le groupe comptabilise des impôts différés pour l'ensemble des différences temporaires entre les valeurs fiscales et comptables des actifs et passifs au bilan consolidé. Selon la méthode du report variable, les impôts différés sont calculés en appliquant le dernier taux d'impôt voté à la date de clôture et

applicable à la période de renversement de ces différences. Au sein d'une même entité fiscale (société juridique, établissement ou groupe d'entités redevable de l'impôt auprès de l'administration fiscale), les impôts différés actifs et passifs sont présentés de manière compensée, dès lors que celle-ci a le droit de compenser ses actifs et passifs d'impôts exigibles. Les actifs d'impôts différés sont dépréciés en fonction de leur probabilité de réalisation future.
Pour les sociétés intégrées globalement, un passif d'impôt différé est reconnu au titre des distributions probables décidées par le groupe dans un avenir prévisible.
Les entreprises associées et les co-entreprises donnent lieu à comptabilisation d'un impôt différé passif de distribution pour toutes les différences entre la valeur comptable et la valeur fiscale des titres.

I. Immobilisations incorporelles :
— Goodwills :
Les goodwills constatés lors des prises de participation dans les filiales, les co-entreprises ou les entreprises associées correspondent à la différence, à la date d'acquisition, entre le coût d'acquisition des titres (y compris frais d'acquisition) et la quote-part des actifs et des passifs acquis évalués à leur juste valeur.
Les goodwills ne sont pas amortis mais font l'objet d'un test de dépréciation au minimum une fois par an, et dès qu'il existe un indice de perte de valeur. Après leur comptabilisation initiale, les goodwills sont donc évalués à leur coût diminué du cumul des pertes de valeur éventuelles. Le cas échéant, cette dépréciation est inscrite en marge opérationnelle.
Les goodwills relatifs à des entreprises associées sont inclus dans la valeur de ces participations au bilan. En cas de perte de valeur, celle-ci est comptabilisée et intégrée au compte de résultat du groupe via la part de résultat des entreprises associées.
Les acquisitions d'intérêts complémentaires dans des sociétés consolidées sont traitées comme des prises de participation avec constatation de goodwills lorsque le coût d'acquisition des titres (y compris frais d'acquisition) est supérieur à la valeur comptable des intérêts minoritaires acquis. Si une telle transaction génère un goodwill négatif, celui-ci est enregistré immédiatement en résultat.
– Frais de recherche et de développement :
Les frais de développement engagés entre la décision d'entrer dans le développement et l'industrialisation d'un véhicule nouveau ou d'un organe nouveau (moteurs, boîtes de vitesse) et l'accord de fabrication en série de ce véhicule ou de cet organe sont comptabilisés en immobilisations incorporelles. Ces frais sont amortis linéairement à partir de l'accord de fabrication sur la durée de commercialisation prévue de ce véhicule ou de cet organe, cette durée n'excédant pas 7 ans.
Les frais encourus avant la décision formelle d'entrer dans le développement du produit, de même que les frais de recherche, sont enregistrés dans les charges de la période au cours de laquelle ils sont encourus. Les frais encourus postérieurement au démarrage de la production en série sont traités comme des coûts de production.

J. Immobilisations corporelles :
— Valeur brute des immobilisations :
— La valeur brute des immobilisations corporelles est égale au coût historique d'acquisition ou de production.
— Les frais de conception sont incorporés au coût de production des immobilisations.
— Les coûts d'emprunt supportés pendant la période de mise au point des immobilisations sont immédiatement comptabilisés en charge de l'exercice au cours duquel ils sont encourus. Ils ne sont pas incorporés dans la valeur des immobilisations.
— Les subventions d'investissement reçues sont, le cas échéant, comptabilisées en déduction de la valeur brute des immobilisations auxquelles elles se rapportent.
— Les dépenses ultérieures sur immobilisations sont comptabilisées en charges lorsqu'elles sont encourues, sauf celles engagées pour augmenter la productivité ou pour prolonger la durée de vie d'un bien.
— Les biens dont le groupe dispose par contrat de crédit-bail sont, le cas échéant, traités comme des immobilisations financées à crédit. Lorsqu'il est significatif, le montant de la dette correspondante est indiqué dans les notes aux états financiers.
— Les véhicules donnés en location correspondent à des véhicules faisant l'objet d'un contrat de location par une société financière du groupe avec un engagement de reprise consenti par le groupe, ou à des véhicules ayant fait l'objet d'une vente assortie d'une clause de rachat sur une durée supérieure à un an (note 2-F).
— Amortissements :
Les amortissements sont calculés linéairement sur les durées d'utilisation estimées suivantes :

Constructions (1)	15 à 30 ans
Outillages spécifiques	2 à 7 ans
Matériels et autres outillages (hors lignes de presses)	5 à 15 ans
Lignes de presses	20 à 30 ans
Autres immobilisations corporelles	4 à 6 ans

(1) Les constructions dont la mise en service est antérieure à 1987 sont amorties sur une durée pouvant aller jusqu'à 40 ans.

Les actifs font l'objet d'un amortissement accéléré lorsque la durée d'utilisation devient inférieure à la durée d'utilisation initialement anticipée, en particulier dans le cas de décisions d'arrêt de commercialisation d'un véhicule ou d'un organe.

K. Pertes de valeur des éléments de l'actif immobilisé :
Les changements significatifs et défavorables intervenus sur les marchés sur lesquels l'entreprise opère, ou relatifs aux conditions d'utilisation des actifs, constituent les indices essentiels de perte de valeur.
La valeur recouvrable des actifs est appréciée au niveau de chaque branche. Pour la branche automobile, la rentabilité des actifs s'apprécie globalement en Europe dans la mesure où l'outil industriel et la gamme de produits constituent un ensemble cohérent. La rentabilité des actifs industriels hors Europe est appréciée par sous-ensembles cohérents et produisant des flux de trésorerie indépendants.
La valeur recouvrable est la plus élevée de la valeur d'utilité ou de la juste valeur nette des actifs. La valeur d'utilité est déterminée à partir de la valeur actualisée des flux futurs de trésorerie estimés provenant de l'utilisation des actifs. Le taux d'actualisation utilisé correspond au coût moyen pondéré du capital déterminé par l'entreprise. Lorsque la valeur recouvrable est inférieure à leur valeur nette comptable, cette perte de valeur est comptabilisée en diminution des actifs concernés et en marge opérationnelle.

L. Actifs non courants ou groupe d'actifs détenus en vue de la vente :
Sont considérés comme détenus en vue de la vente, les actifs non courants ou groupes d'actifs qui sont disponibles à la vente (sans requérir de travaux significatifs pour les mettre en état d'être vendus) et dont la vente est hautement probable.

Les actifs non courants ou groupe d'actifs considérés comme détenus en vue de la vente sont évalués et comptabilisés au montant le plus faible entre leur valeur nette comptable et leur juste valeur diminuée des coûts de la vente. Par ailleurs, les actifs classés comme détenus en vue de la vente (ou inclus au sein d'un groupe d'actifs détenus en vue de la vente) cessent d'être amortis.
Les actifs non courants détenus en vue de la vente sont classés sur une ligne particulière du bilan lorsque leur montant est significatif.

M. Stocks :
Les stocks sont évalués au coût de revient ou à la valeur nette de réalisation si celle-ci est inférieure. Le coût de revient correspond au coût d'acquisition ou au coût de production. Ce dernier incorpore, sur la base d'un niveau d'activité normal, les charges directes et indirectes de production ainsi qu'une quote-part des frais de structure liés à la fabrication. Ils sont comptabilisés selon la méthode du « Premier entré – premier sorti ».
Lorsque la valeur nette réalisable est inférieure à la valeur établie selon la méthode du « Premier entré – premier sorti », une dépréciation est constatée pour la différence.

N. Cessions de créances :
Les créances cédées à des tiers (titrisation, escompte) sont sorties de l'actif du groupe lorsque l'essentiel des risques et avantages qui leur sont associés sont également transférés à ces tiers.
La même règle s'applique entre la branche automobile et la branche financement des ventes. Les créances et dettes qui en résultent figurent dans les éléments d'exploitation.

O. Titres d'autocontrôle :
Les actions d'autocontrôle, qui incluent celles affectées aux plans d'options d'achat d'actions consenties aux cadres et dirigeants du groupe, sont comptabilisées pour leur coût d'acquisition en déduction des capitaux propres du groupe jusqu'à la date de leur cession.
Lors de leur cession, le prix de cession est comptabilisé directement en augmentation des capitaux propres du groupe et, dès qu'il est encaissé, en trésorerie, aucun profit ou perte n'étant donc comptabilisé dans le résultat net de l'exercice.

P. Plans d'achat et de souscription d'actions :
Des options d'achat et de souscription d'actions sont attribuées par le groupe et dénouées en actions Renault. La juste valeur des services reçus en contrepartie de l'attribution de ces options est évaluée, de manière définitive, par référence à la juste valeur desdites options à la date de leur attribution. Pour procéder à cette évaluation, le groupe utilise un modèle mathématique de type binomial.
Pendant la période d'acquisition des droits, la juste valeur totale ainsi déterminée est reconnue de manière linéaire sur toute la période d'acquisition des droits du plan en question. Cette dépense est constatée en charge de personnel en contrepartie d'une augmentation des réserves consolidées. Lors de l'exercice des options, le montant de trésorerie perçu par le groupe au titre du prix d'exercice est comptabilisé en trésorerie en contrepartie des réserves consolidées.
Conformément aux dispositions transitoires de la norme, seuls les plans d'options postérieurs au 7 novembre 2002 et dont les droits ne sont pas acquis au 1er janvier 2005 ont été comptabilisés selon le principe exposé ci-dessus et font l'objet d'une valorisation.

Q. Provisions :
— Engagements de retraite et autres avantages du personnel à long terme :
Pour les régimes à cotisations définies, les paiements du groupe sont constatés en charges de la période à laquelle ils sont liés.
Pour les régimes à prestations définies concernant les avantages postérieurs à l'emploi, les coûts des prestations sont estimés en utilisant la méthode des unités de crédit projetées. Selon cette méthode, les droits à prestation sont affectés aux périodes de service en fonction de la formule d'acquisition des droits du régime, en prenant en compte un effet de linéarisation lorsque le rythme d'acquisition des droits n'est pas uniforme au cours des périodes de service ultérieures.
Les montants des paiements futurs correspondant aux avantages accordés aux salariés sont évalués sur la base d'hypothèses d'évolution des salaires, d'âge de départ, de mortalité, puis ramenés à leur valeur actuelle sur la base des taux d'intérêt des obligations à long terme des émetteurs de première catégorie.
Lorsque les hypothèses de calcul sont révisées, il en résulte des écarts actuariels qui sont étalés sur la durée de vie active résiduelle moyenne attendue du personnel participant à ces régimes, pour la partie excédant de plus de 10 % la plus grande des valeurs suivantes :
- Valeur actualisée de l'obligation à la date de clôture au titre des prestations définies à la date de clôture ;
- Juste valeur des actifs du régime à la date de clôture.

La charge nette de l'exercice, correspondant à la somme du coût des services rendus, du coût lié à la désactualisation diminuée de la rentabilité attendue des actifs du régime, de l'amortissement des écarts actuariels et de l'étalement du coût des services passés, est entièrement constatée en diminution de la marge opérationnelle.
— Indemnités de fin de contrat de travail :
Le coût des mesures d'adaptation d'effectifs est pris en charge lorsque le groupe est manifestement engagé à mettre en oeuvre le plan, c'est-à-dire lorsque celui-ci a été présenté de manière détaillée et annoncé au personnel concerné.
— Mesures de restructuration :
Le coût estimé des mesures de restructuration est pris en charge dès que celles-ci ont fait l'objet d'un plan détaillé et d'une annonce ou d'un début d'exécution.

R. Actifs financiers :
Le groupe enregistre un actif financier lorsqu'il devient partie aux dispositions contractuelles de cet instrument.
Les actifs financiers comprennent les titres de participations dans des sociétés ni contrôlées ni sous influence notable, les valeurs mobilières, les prêts et les instruments dérivés actifs relatifs à des opérations financières (note 2-U).
Ces instruments sont présentés en actifs non courants, excepté ceux présentant une échéance inférieure à 12 mois à la date de clôture, qui sont classés en actifs courants ou en équivalents de trésorerie suivant le cas.
— Valeurs mobilières : titres de participations dans des sociétés ni contrôlées ni sous influence notable :
Les dividendes concernant ces participations sont comptabilisés dans l'année de leur mise en distribution.
Ces titres de participation sont considérés comme étant « Disponibles à la vente ». Ils sont donc évalués à leur juste valeur à la date de clôture et les variations de juste valeur sont comptabilisées directement dans les réserves consolidées. Ces montants sont repris en résultat lors de la cession des titres.
Des dépréciations sont constituées et comptabilisées en résultat lorsqu'il existe une indication objective de perte de valeur de ces titres de participation.
Un indicateur de perte de valeur est la baisse significative ou prolongée de la juste valeur des participations en dessous de leur coût d'acquisition.
Lorsqu'elle est disponible, la juste valeur de ces participations est déterminée par référence au prix du marché.
— Valeurs mobilières ne représentant pas une participation dans le capital d'une autre entreprise :
Lors de leur comptabilisation initiale, les valeurs mobilières autres que celles représentant une participation dans le capital d'autres entreprises sont mesurées à leur juste valeur.
Les modalités d'évaluation ainsi que le traitement comptable ultérieur diffèrent selon que ces valeurs mobilières sont considérées comme étant « Disponibles à la vente », ou classées dès l'origine comme des « Actifs évalués à la juste valeur par contrepartie du résultat » (trading sur option).

Dans le premier cas, les valeurs mobilières disponibles à la vente sont évaluées à leur juste valeur à la date de clôture et les variations de cette juste valeur sont comptabilisées directement en capitaux propres. Les montants constatés en capitaux propres sont repris en résultat lors de la sortie de l'actif. Des pertes de valeur sont comptabilisées en résultat lorsqu'il existe une indication objective de dépréciation significative et durable.
Dans le second cas, les valeurs mobilières désignées sont évaluées à leur juste valeur à la date de clôture et les variations de juste valeur sont comptabilisées en résultat.
Les justes valeurs des valeurs mobilières sont déterminées principalement par référence au prix du marché.
— Prêts :
Ce poste comprend les prêts interbancaires réalisés dans le cadre de placements de trésorerie et les prêts à des participations non contrôlées.
Lors de leur comptabilisation initiale, les prêts sont mesurés à leur juste valeur augmentée des coûts de transaction qui leur sont directement attribuables.
A chaque clôture, les prêts sont évalués à leur coût amorti. Par ailleurs, des pertes de valeur sont comptabilisées en résultat lorsqu'il existe une indication objective de dépréciation du fait d'un événement intervenu après la comptabilisation initiale de l'actif.

S. Trésorerie et équivalents de trésorerie :
La trésorerie comprend les fonds en caisse et les dépôts bancaires à vue à l'exclusion des découverts bancaires qui figurent dans les passifs financiers.
Les équivalents de trésorerie sont constitués de placements détenus dans le but de faire face aux engagements de trésorerie à court terme. Pour qu'une valeur mobilière soit considérée comme un équivalent de trésorerie, elle doit être facilement convertible, en un montant de liquidité connu, et être soumise à un risque négligeable de changement de valeur.

T. Passifs financiers et dettes de financement des ventes :
Le groupe enregistre un passif financier (pour la branche automobile) ou une dette de financement des ventes lorsqu'il devient partie aux dispositions contractuelles de cet instrument.
Les passifs financiers et les dettes de financement des ventes comprennent les titres participatifs, les emprunts obligataires, les autres dettes porteuses d'intérêts et les instruments dérivés passifs relatifs à des opérations financières (note 2-U).
— Titres participatifs :
L'interprétation actuelle de la norme IAS 39 sur les instruments financiers a amené le groupe à considérer que la clause de rémunération variable des titres représente un dérivé incorporé. L'évaluation séparée de ce dérivé n'étant pas possible, le groupe a donc évalué à la juste valeur l'intégralité de l'instrument titre participatif. La juste valeur est la valeur de marché. Toutefois, une interprétation pourrait être faite par les instances professionnelles ou réglementaires, amenant Renault à revenir sur ce traitement et à retenir, pour la valorisation des titres participatifs, la méthode du coût amorti.
Les variations de juste valeur constatées sont incluses dans le résultat financier.
— Emprunts obligataires et autres dettes porteuses d'intérêts :
Lors de leur comptabilisation initiale, les emprunts obligataires et les autres dettes porteuses d'intérêts sont mesurés à leur juste valeur nette des coûts de transaction qui sont directement attribuables à l'émission du passif.
A chaque clôture, en dehors des modalités spécifiques liées à la comptabilité de couverture (note 2-U), ces passifs financiers sont ensuite évalués à leur coût amorti selon la méthode du taux d'intérêt effectif. Les charges financières ainsi calculées prennent en compte les frais d'émission et les primes d'émission ou de remboursement ainsi que l'effet des renégociations de dettes si les conditions de la nouvelle dette ne sont pas substantiellement différentes.
En effet, les renégociations des conditions d'emprunts et opérations assimilées ne sont comptabilisées comme une extinction de l'ancienne dette et la comptabilisation d'une nouvelle dette que si les conditions de l'ancienne et de la nouvelle dette sont substantiellement différentes. Dans ce cas, les coûts supportés à cette occasion sont enregistrés dans les charges financières de l'exercice au cours duquel la négociation intervient.

U. Dérivés et comptabilité de couverture :
— Risques :
Pour gérer son risque de change, le groupe utilise des contrats de change à terme, des swaps de devises et des cross currency swaps. Ces couvertures peuvent concerner l'investissement net du groupe dans certaines entités étrangères, des créances ou des dettes en devises ou des engagements fermes en devises.
L'exposition au risque de taux du groupe porte principalement sur l'activité de la branche financement des ventes. Celle-ci gère globalement le risque de taux en utilisant essentiellement des swaps de taux. La branche automobile gère le risque de taux de ses passifs financiers en micro-couverture.
Enfin, le groupe utilise également des contrats à terme de matières premières dans le cadre de la couverture de ses achats.
— Evaluation et présentation :
Les dérivés sont mesurés à leur juste valeur lors de leur comptabilisation initiale. Par la suite, à chaque clôture, la juste valeur des dérivés est réestimée.
La juste valeur des contrats de change à terme est estimée à partir des conditions du marché. Celle des swaps de devises est déterminée par actualisation des flux financiers, en utilisant les taux (change et intérêt) du marché à la date de clôture.
Celle des dérivés de taux représente ce que le groupe recevrait (ou paierait) pour dénouer à la date de clôture les contrats en cours, en prenant en compte les plus ou moins-values latentes déterminées à partir des taux d'intérêts courants et de la qualité de la contrepartie de chaque contrat à la date de clôture.
Celle des dérivés de matières premières est estimée à partir des conditions du marché.
Les dérivés de la branche automobile sont présentés au bilan en non courant ou courant suivant que leur échéance se situe à plus ou moins de 12 mois.
Les dérivés de la branche Financement des ventes sont présentés au bilan en courant.
— Comptabilisation des opérations de couverture :
Lorsque les dérivés remplissent les conditions d'une relation de couverture, leur traitement varie selon qu'ils sont désignés :
- De couverture de juste valeur ;
- De couverture de flux de trésorerie ;
- De couverture d'un investissement net réalisé à l'étranger.

Le groupe identifie clairement l'élément de couverture et l'élément couvert dès la mise en place de la couverture et documente formellement cette relation de couverture en identifiant la stratégie de couverture, le risque couvert et la méthode d'évaluation de l'efficacité de la relation de couverture. Par la suite, cette documentation est actualisée, permettant ainsi de démontrer l'efficacité de la couverture désignée.
La comptabilité de couverture se traduit par des méthodes spécifiques d'évaluation et de comptabilisation selon la catégorie de couverture concernée.
- Couverture de juste valeur : l'élément couvert est réévalué au titre du risque couvert et l'instrument de couverture est évalué et comptabilisé pour sa juste valeur. Les variations de ces deux éléments nettes d'impôts sont enregistrées simultanément en résultat, seule l'inefficacité de la couverture impacte le compte de résultat.
- Couverture de flux de trésorerie : l'élément couvert ne fait l'objet d'aucune revalorisation et seul l'instrument de couverture est réévalué à sa juste valeur. En contrepartie de cette réévaluation, la part efficace de variation de juste valeur attribuable au risque couvert est comptabilisée nette d'impôt dans les capitaux propres alors que la part inefficace est comptabilisée en résultat. Les montants accumulés en capitaux propres sont recyclés au compte de résultat lorsque l'élément couvert impacte ce dernier.
- Couverture d'investissement net réalisé à l'étranger : l'instrument de couverture est réévalué à sa juste valeur. En contrepartie de cette réévaluation, la part efficace de variation de juste valeur attribuable au risque de change couvert est comptabilisée net d'impôt dans les capitaux propres alors que la part inefficace est comptabilisée en résultat. Les montants accumulés en capitaux propres sont repris au compte de résultat à la date de liquidation ou de cession de l'investissement.

— Comptabilisation des dérivés non qualifiés de couverture :

Lorsque les dérivés ne sont pas qualifiés de couverture, les variations de juste valeur sont portées immédiatement au compte de résultat financier, sauf dans le cas de dérivés initiés uniquement pour des raisons étroitement liées à l'exploitation. Dans ce dernier cas, les variations de juste valeur sont comptabilisées en marge opérationnelle.

3. – Mise en oeuvre des normes IFRS. – En tant que nouvel adoptant des normes IFRS, le groupe a préparé un bilan d'ouverture au 1er janvier 2004 selon ces nouvelles normes. Conformément à la recommandation de l'AMF relative à la communication financière pendant la période de transition, il a présenté l'impact chiffré du passage aux normes IFRS sur la situation financière et la performance de l'exercice 2004. Ces documents ont été publiés dans le rapport annuel 2004, au chapitre 3.1.4.2 « Mise en oeuvre des normes IFRS en 2005 ».

Pour l'élaboration de son bilan d'ouverture, le groupe s'est conformé à la règle générale d'application rétrospective telle que définie par la norme IFRS1. Il a retenu certaines dérogations facultatives à cette application rétrospective :

— Les écarts actuariels non encore reconnus au titre des provisions pour engagement de retraite ont été intégralement comptabilisés en capitaux propres au 1er janvier 2004 ;

— Les écarts de conversion cumulés ont été reclassés dans les réserves consolidées au 1er janvier 2004 ;

— Les regroupements d'entreprises antérieurs au 1er janvier 2004 n'ont pas été retraités.

Par ailleurs, seuls les plans d'option d'achat et de souscription d'actions postérieurs au 7 novembre 2002 et dont les droits ne sont pas acquis au 1er janvier 2005 ont été comptabilisés selon la norme IFRS 2.

La présentation du bilan est conforme au critère de classement en éléments courants et non courants requis par la norme IAS 1.

Des états financiers comparés anciennes normes / normes IFRS, ainsi que des tableaux d'analyse de la transition, ont été élaborés au titre de l'exercice 2004. Ils sont présentés dans la note 34, ainsi qu'une brève description des retraitements opérés.

Les rapprochements sont présentés sous la forme de tableaux de passage des états en anciennes normes vers le nouveau référentiel IFRS.

La nature détaillée des retraitements par norme figure dans le rapport annuel 2004, au chapitre 3.1.4.2 « Mise en oeuvre des normes IFRS en 2005 ».

4. – Evolution du périmètre de consolidation. – En décembre 2005, le groupe a exercé l'option d'achat au 31 décembre 2007 qu'il détenait sur l'intégralité des parts de la SCI du plateau de Guyancourt, propriétaire des actifs immobiliers du technocentre regroupant l'ensemble des forces de recherche et de développement des nouveaux véhicules de Renault. La levée d'option est irrévocable.

En conséquence, au 31 décembre 2005, le groupe consolide le bilan retraité de cette SCI, dont il deviendra l'unique associé le 31 décembre 2007. Cette opération n'a pas d'impact sur le compte de résultat consolidé de l'année 2005.

Aucune autre évolution significative du périmètre de consolidation n'est intervenue en 2005, ni en 2004.

II. – Compte de résultat.

5. – Chiffre d'affaires.

A. – Chiffre d'affaires 2004 aux périmètres et méthodes 2005 :

(En millions d'euros)	Automobile	Financement des ventes	Total
Chiffre d'affaires 2004 (1)	38 426	1 866	40 292
Changements de périmètre	255	18	273
Chiffre d'affaires 2004 aux périmètres et méthodes 2005	38 681	1 884	40 565
Chiffre d'affaires 2005	39 458	1 880	41 338

(1) Données 2004 retraitées en normes IFRS.

B. Décomposition du chiffre d'affaires :

(En millions d'euros)	2005	2004 (1)
Ventes de biens	38 602	37 459
Ventes de services	1 376	1 464
Ventes de biens et services	39 978	38 923
Produits sur crédits à la clientèle	909	896
Produits sur opérations de crédit-bail et assimilées	451	473
Produits du financement des ventes	1 360	1 369
Total chiffre d'affaires	41 338	40 292

(1) Données 2004 retraitées en normes IFRS.

C. – Produits de location de véhicules :

Les produits locatifs enregistrés par le groupe dans le cadre des contrats de vente de véhicules avec engagement de reprise ou de location simple de véhicules représentent 670 millions d'euros en 2005 (649 millions d'euros en 2004). Ces produits sont intégrés dans les ventes de services.

6. – Coûts du financement des ventes :

(En millions d'euros)	2005	2004 (1)
Charges nettes de non recouvrement	- 164	- 106
Nouvelles dépréciations	- 269	- 169

Reprise de dépréciations	194	144
Abandons de créances et autres charges de non recouvrement	- 89	- 81
Autres coûts du financement des ventes	- 762	- 806
Produits de placement de trésorerie	206	235
Charges de refinancement	- 968	- 1 041
Coûts du financement des ventes	- 926	- 912

(1) Données 2004 retraitées en normes IFRS.

7. – Marge opérationnelle. – Analyse des produits et charges par nature.

A. – Charges de personnel :

	2005	2004 (1)
Charges de personnel (en millions d'euros)	5 782	5 437
Effectifs au 31 décembre	132 831	130 573

(1) Données 2004 retraitées en normes IFRS.

Les charges de personnel intègrent 131 millions d'euros de charges de retraites et autres avantages long terme accordés au personnel en 2005 (97 millions d'euros en 2004) (note 21-B3).

B. – Paiements fondés sur des actions :
Les paiements fondés sur des actions ne concernent que des plans de stock-options consentis au personnel. Ils représentent une charge de personnel de 18 millions d'euros en 2005 (11 millions d'euros en 2004).
Les éléments de valorisation des plans sont explicités en note 20-G.
C. Charges de loyer :
Les loyers immobiliers représentent une charge de l'ordre de 300 millions d'euros en 2005 et 2004.
D. Ecarts de change
Les écarts de change enregistrés en marge opérationnelle représentent un produit de 27 millions d'euros en 2005 (charge de 11 millions d'euros en 2004).

8. – Autres produits et charges d'exploitation :

(En millions d'euros)	2005	2004 (1)
Coûts et provisions de restructuration et d'adaptation des effectifs	- 109	- 175
Résultat de cession d'activités ou de participations opérationnelles	119	- 38
Résultat de cession d'immobilisations incorporelles ou corporelles (hors cessions de véhicules)	148	45
Produits et charges d'exploitation inhabituels	33	- 75
Total	191	- 243

(1) Données 2004 retraitées en normes IFRS.

A. Coûts et provisions de restructuration et d'adaptation des effectifs :
Les coûts de restructuration sont principalement liés à la prise en charge des mesures de restructuration de certaines activités et des mesures d'adaptation des effectifs.
Ils s'analysent comme suit :

(En millions d'euros)	2005	2004 (1)
Charge relative à la désactualisation financière et aux aménagements des modalités du plan CASA (dispositif de « Cessation d'activité des salariés agés » mis en place en France en 1999) et du dispositif sur les travailleurs précoces (loi Fillon 2003 en France)	- 11	- 116
Autres coûts et provisions de restructuration et d'adaptation des effectifs	- 98	- 59
Total	- 109	- 175

(1) Données 2004 retraitées en normes IFRS.

B. Résultat de cession d'activités ou de participations opérationnelles
Le résultat de cession d'activités ou de participations opérationnelles intègre :
— En 2005, un profit de 150 millions d'euros sur la vente de la participation de 17,88 % détenue dans Nissan Diesel Motors Co. Ltd ;
— En 2004, un coût de 39 millions d'euros correspondant à l'impact du règlement du litige sur l'interprétation du contrat d'apport de Renault véhicules industriels à AB Volvo en 2001 (net d'impôts, le règlement de ce litige a un impact de 20 millions d'euros).
C. Résultat de cession d'immobilisations incorporelles ou corporelles (hors cessions de véhicules) :
La vente de terrains à Madrid constitue l'essentiel du résultat de cession réalisé en 2005.
D. Produits et charges d'exploitation inhabituels :

Les produits et charges d'exploitation inhabituels de 2004 comprennent une dotation de provision de 49 millions d'euros au titre de l'évolution des engagements relatifs au traitement des véhicules hors d'usage en Grande-bretagne, en Italie, en Espagne et en Belgique (note 32-B-1).

9. – Résultat financier :
A. – Produits et charges d'intérêts :
Les produits et charges d'intérêts s'élèvent respectivement à 153 et 248 millions d'euros en 2005 (128 et 150 millions d'euros en 2004).
Les intérêts reçus et versés s'élèvent respectivement à 131 et 200 millions d'euros en 2005 (112 et 139 millions d'euros en 2004).
B. Autres produits et charges financiers :
Les autres produits et charges financiers s'analysent comme suit :

(En millions d'euros)	2005	2004 (1)
Résultat du rachat des titres participatifs		- 121
Evolution de la juste valeur des titres participatifs (note 25-B)	- 271	- 170
Autres éléments	39	- 18
Total	- 232	- 309

(1) Données 2004 retraitées en normes IFRS.

Renault a procédé entre mars et avril 2004 à une offre publique d'achat de ses titres participatifs à un prix de 450 euros par titre, représentant une prime de 21 % par rapport au cours du titre participatif.
Cette offre s'est traduite dans les comptes 2004 par un décaissement de 545 millions d'euros, 424 millions d'euros venant en réduction des passifs financiers de l'automobile et le complément de prix de 121 millions d'euros étant constaté en charge financière de la période.
Les écarts de change enregistrés en autres éléments du résultat financier représentent en 2005 une charge de 8 millions d'euros (produit de 9 millions d'euros en 2004).

10. – Impôts courants et différés. – Renault S.A. ayant opté pour le régime de l'intégration fiscale dès son origine, celui-ci constitue le régime fiscal de groupe sous lequel Renault S.A. est imposé en France.
Par ailleurs, le groupe applique les régimes nationaux optionnels d'intégration ou de consolidation fiscale en Allemagne, en Espagne, en Grande-bretagne, aux Pays-Bas et au Portugal.
A. Charge d'impôts courants et différés :

(En millions d'euros)	2005	2004 (1)
Charge d'impôts courants	- 305	- 466
Charge d'impôts différés nets	- 26	- 95
Impôts courants et différés	- 331	- 561

(1) Données 2004 retraitées en normes IFRS.

La charge d'impôt courant provient des entités étrangères pour 253 millions d'euros en 2005 (360 millions d'euros en 2004).
Le montant des impôts courants décaissés par le groupe au cours de l'exercice 2005 s'élève à 430 millions d'euros (406 millions d'euros en 2004).
— Décomposition de la charge d'impôts différés nets :

En millions d'euros	2005	2004 (1)
Produit / (charge) d'impôts différés bruts	- 33	- 44
Variation de la dépréciation des impôts différés actifs	7	- 51
Charge d'impôts différés nets	- 26	- 95

(1) Données 2004 retraitées en normes IFRS.

B. – Rapprochement entre le taux légal en France et le taux d'imposition effectif :

	2005	2004 (1)
Taux d'impôt sur les bénéfices en vigueur en France	34,9 %	35,4 %
Crédits d'impôts	- 9,1 %	- 4,4 %
Impôts différés passifs constatés sur les résultats (distribués ou non) des entreprises associées	3,8 %	1,8 %
Variation de la dépréciation des impôts différés actifs	- 0,6 %	3,3 %

Autres impacts	- 1,1 %	0,3 %
Taux effectif d'impôt avant prise en compte de la part de résultat des entreprises associées	27,9 %	36,4 %
Effet des entreprises associées	- 19,2 %	- 20,2 %
Taux effectif d'impôt global	8,7 %	16,2 %

(1) Données 2004 retraitées en normes IFRS.

Le taux effectif d'impôt du groupe (avant prise en compte de la part de résultat des entreprises associées) s'établit à 28 % en 2005, contre 36 % en 2004, grâce notamment à des crédits d'impôts plus élevés. Ces crédits d'impôts sont la résultante des investissements importants réalisés en Turquie et d'une disposition fiscale favorable sur la taxation des plus-values à long terme résultant de la cession de terrains à Madrid (note 8-C).

C. – Ventilation du solde net des impôts différés :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Impôts différés sur :		
Participations dans les entreprises associées	- 72	- 28
Immobilisations	- 1 240	- 1 063
Provisions et autres charges ou dépréciations déductibles lors de leur paiement	899	887
Déficits reportables	762	467
Autres	376	378
Solde net des impôts différés actifs et (passifs) avant dépréciation	725	641
Dépréciation	- 647	- 530
Solde net actif des impôts différés	78	111

(1) Données 2004 retraitées en normes IFRS.

— Analyse des actifs nets d'impôts différés dépréciés par date d'expiration :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Actifs nets d'impôts différés reportables indéfiniment	458	322
Autres actifs nets d'impôts d'échéance supérieure à 5 ans	22	45
Autres actifs nets d'impôts d'échéance entre 1 et 5 ans	87	102
Autres actifs nets d'impôts d'échéance à moins d'un an	80	61
Total des actifs nets d'impôts différés dépréciés	647	530

(1) Données 2004 retraitées en normes IFRS.

L'appréciation du real brésilien par rapport à l'euro a pour effet une augmentation des impôts différés sur déficits reportables indéfiniment et une augmentation à due concurrence de la dépréciation de ces impôts différés, sans incidence sur le résultat du groupe.

D. – Impôts courants et différés constatés en variation des capitaux propres :

(En millions d'euros)	Variation 2005 des capitaux propres		
	Avant impôts	Impôts	Net
Variation de l'écart de conversion (note 20-E) :			
Opérations de couverture partielle de l'investissement dans Nissan	- 15	5	- 10
Variation de la réserve de réévaluation des instruments financiers (note 20-C) :			

Opérations de couverture de flux de trésorerie	47	- 27	20
Actifs disponibles à la vente	- 80	16	- 64
Total	- 48	- 6	- 54

11. – Résultat net et résultat net dilué par action. – Le résultat net par action et le résultat net dilué par action sont calculés en divisant la part du résultat net revenant au groupe (3 367 millions d'euros en 2005 et 2 836 millions d'euros en 2004) par le nombre d'actions adéquat.
Le nombre d'actions retenu pour le résultat net par action est le nombre moyen pondéré d'actions ordinaires en circulation au cours de la période, ce dernier prenant en compte la neutralisation des actions d'autocontrôle ainsi que des actions Renault détenues par Nissan.

(En milliers d'actions)	2005	2004
Actions en circulation	284 937	284 937
Actions d'autocontrôle	- 10 176	- 11 266
Actions détenues par Nissan x part de Renault dans Nissan	- 19 584	- 19 503
Nombre d'actions retenu pour le résultat net par action	255 177	254 168

Le nombre d'actions retenu pour le résultat net dilué par action est le nombre moyen pondéré d'actions potentiellement en circulation au cours de la période. Il prend en compte le nombre d'actions retenu pour le résultat net par action, complété du nombre de stock-options dilutives.

(En milliers d'actions)	2005	2004
Nombre d'actions retenu pour le résultat net par action	255 177	254 168
Nombre de stock-options dilutives	2 165	1 267
Nombre d'actions retenu pour le résultat net dilué par action	257 342	255 435

III. – Actifs et passifs d'exploitation, capitaux propres.

12. – Immobilisations incorporelles :
A. – Immobilisations incorporelles au 31 décembre :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Frais de développement immobilisés	4 647	3 882
Goodwills	247	197
Autres immobilisations incorporelles	301	255
Valeurs brutes	5 195	4 334
Frais de développement immobilisés	- 2 030	- 1 505
Autres immobilisations incorporelles	- 193	- 172
Amortissements et dépréciations	- 2 223	- 1 677
Valeurs nettes	2 972	2 657

(1) Données 2004 retraitées en normes IFRS.

Les goodwills sont localisés principalement en Europe.

B. – Variations de l'exercice :

(En millions d'euros)	Valeur brute	Amortissement et dépréciation	Valeur nette
Valeur au 1er janvier 2004 (1)	3 541	- 1 187	2 354
Acquisitions (note 30-C) / (dotations nettes) (1)	791	- 507	284
(Cessions) / reprises sur cessions (1)	- 22	22	
Ecart de conversion (1)	2		2
Variation de périmètre et autres (1)	22	- 5	17

Valeur au 31 décembre 2004 (1)	4 334	- 1 677	2 657
Acquisitions (note 30-C) / (dotations nettes)	880	- 647	233
(Cessions) / reprises sur cessions	- 105	105	
Ecart de conversion	33	- 9	24
Variation de périmètre et autres	53	5	58
Valeur au 31 décembre 2005	5 195	- 2 223	2 972

(1) Données 2004 retraitées en normes IFRS.

Les acquisitions d'immobilisations incorporelles de 2005 se décomposent en 834 millions d'euros d'immobilisations produites et 46 millions d'euros d'immobilisations achetées (respectivement 750 et 41 millions d'euros en 2004).

C. – Frais de recherche et développement constatés en résultat :

(En millions d'euros)	2005	2004 (1)
Dépenses de recherche et développement	- 2 264	- 1 961
Frais de développement capitalisés	833	749
Amortissement des frais de développement immobilisés	- 603	- 464
Total	- 2 034	- 1 676

(1) Données 2004 retraitées en normes IFRS.

13. – Immobilisations corporelles :
A. – immobilisations corporelles au 31 décembre :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Terrains	612	503
Constructions	5 200	4 067
Outillages spécifiques	7 064	6 716
Matériels et autres outillages	11 799	11 039
Véhicules donnés en location (2)	2 240	2 053
Autres immobilisations corporelles	970	1 012
Immobilisations en cours	1 086	1 470
Valeurs brutes	28 971	26 860
Terrains et constructions	- 2 228	- 2 039
Outillages spécifiques	- 5 141	- 4 859
Matériels et autres outillages	- 7 480	- 6 992
Véhicules donnés en location (2)	- 654	- 535
Autres immobilisations corporelles	- 777	- 838
Amortissements et dépréciations	- 16 280	- 15 263
Immobilisations corporelles – valeurs nettes	12 691	11 597

(1) Données 2004 retraitées en normes IFRS.
(2) Le montant des produits de location de la période est indiqué en note 5-C.

B. – Variations de l'exercice :

(En millions d'euros)	Valeur brute	Amortissement et dépréciation	Valeur nette
Valeur au 1er janvier 2004 (1)	25 216	- 13 884	11 332
Acquisitions (note 30-C) / (dotations nettes)(1)	3 171	- 2 253	918
(Cessions) / reprises sur cessions (1)	- 1 631	989	- 642

Ecart de conversion (1)	40	9	49
Variation de périmètre et autres (1)	64	- 124	- 60
Valeur au 31 décembre 2004 (1)	26 860	- 15 263	11 597
Acquisitions (note 30-C) / (dotations nettes)	3 223	- 2 270	953
(Cessions) / reprises sur cessions	- 2 272	1 484	- 788
Ecart de conversion	390	- 159	231
Variation de périmètre et autres	770	- 72	698
Valeur au 31 décembre 2005	28 971	- 16 280	12 691

(1) Données 2004 retraitées en normes IFRS.

La consolidation de la SCI du plateau de Guyancourt au 31 décembre 2005, suite à l'exercice de l'option d'achat que le groupe détenait sur cette entité (note 4), contribue pour 694 millions d'euros à l'augmentation des immobilisations corporelles par variation de périmètre en 2005.

14. – Participation dans Nissan

A. – Méthode de consolidation de Nissan :

Renault détient une participation de 44,3 % dans Nissan. Renault et Nissan ont choisi d'édifier ensemble une alliance d'un type unique, composée de deux entreprises distinctes liées par une communauté d'intérêts et unies pour la performance. Les mécanismes ont été conçus pour veiller au maintien des identités de marque et au respect de la culture de chacune des deux entreprises.

De cette volonté résultent notamment les dispositions de fonctionnement suivantes :

— Renault ne dispose pas de la majorité des droits de vote chez Nissan ;

— Les termes des accords entre Renault et Nissan ne permettent à Renault, ni de nommer la majorité des membres du conseil d'administration de Nissan, ni de réunir la majorité des droits de vote dans les réunions du conseil d'administration de Nissan ; au 31 décembre 2005, Renault dispose de 4 sièges sur un total de 9 au conseil d'administration de Nissan (En 2004, Renault disposait de 3 sièges sur 7) ;

— Renault Nissan BV, détenue à 50 % par Renault et à 50 % par Nissan, est une structure collégiale de prise de décision de l'Alliance sur certains éléments stratégiques concernant l'un et l'autre groupe et dont les décisions s'imposent aussi bien à Renault qu'à Nissan. Elle ne permet pas à Renault de diriger les politiques financières et opérationnelles de Nissan. A ce titre, l'existence de Renault Nissan BV ne peut être considérée comme établissant un contrôle contractuel de Renault sur Nissan ; depuis sa création, les sujets traités par Renault Nissan BV sont restés dans ce cadre contractuel et ne témoignent pas d'un contrôle de Renault sur Nissan ;

— Renault ne peut utiliser ni orienter l'utilisation des actifs de Nissan comme il le fait pour ses propres actifs ;

— Renault n'accorde aucune garantie sur la dette de Nissan ;

Au regard de ces éléments, Renault dispose d'une influence notable sur Nissan et de ce fait, consolide sa participation dans Nissan selon la méthode de mise en équivalence.

B. – Comptes consolidés de Nissan retenus pour la mise en équivalence dans les comptes de Renault :

Les comptes de Nissan retenus pour la mise en équivalence dans les comptes de Renault sont les comptes consolidés publiés en normes comptables japonaises – Nissan est cotée à la bourse de Tokyo – après retraitements pour les besoins de la consolidation de Renault.

Nissan publie trimestriellement ses comptes et clôt son exercice annuel au 31 mars. Pour les besoins de la consolidation de Renault, les résultats de Nissan sont pris en compte dans la consolidation de Renault sur une base calendaire (résultats de janvier à décembre consolidés dans les comptes annuels de Renault) soit en décalage de 3 mois par rapport aux comptes annuels publiés par Nissan au Japon (résultats d'avril à mars).

Suite aux opérations sur ses propres titres en 2005, Nissan détient 3,0 % de ses titres au 31 décembre 2005, contre 3,2 % au 31 décembre 2004. En conséquence, le pourcentage d'intérêt de Renault dans Nissan s'établit à 45,7 % au 31 décembre 2005, à comparer à 45,8 % au 31 décembre 2004.

C. – Evolution de la valeur de la participation dans Nissan :

(En millions d'euros)	Quote-part d'actif net			Goodwill net	Total
	Avant neutralisation ci-contre	Neutralisation à hauteur de 44,3 % de la participation de Nissan dans Renault (2)	Net		
Au 1er janvier 2004 (1)	7 043	- 962	6 081	811	6 892
Résultat 2004 (1)	1 702		1 702	- 13	1 689
Dividende versé	- 345		- 345		- 345
Ecart de conversion (1)	- 309		- 309	- 28	- 337
Autres mouvements (1) (3)	- 26		- 26	56	30
Au 31 décembre 2004 (1)	8 065	- 962	7 103	826	7 929
Résultat 2005	2 275		2 275		2 275
Dividende versé	- 383		- 383		- 383
Ecart de conversion	615		615	7	622
Autres mouvements (3)	54		54	- 20	34
Au 31 décembre 2005	10 626	- 962	9 664	813	10 477

(1) Données 2004 retraitées en normes IFRS.
(2) Nissan détient 15 % de Renault au 31 décembre 2005.
(3) Les « Autres mouvements » incluent les dividendes de Renault reçus par Nissan, la variation de la réserve de réévaluation des instruments financiers et l'évolution des titres d'autocontrôle de Nissan.

D. – Evolution des capitaux propres de Nissan retraités pour les besoins de la consolidation de Renault :

(En milliards de yens)	31 décembre 2004 (1)	Résultat 2005	Dividendes	Ecart de conversion (2)	Autres mouvements (3)	31 décembre 2005
Capitaux propres – part du groupe en normes japonaises	2 287	505	- 106	188	8	2 882
Retraitements pour les besoins de Renault :						
Ré estimation de l'actif immobilisé	522	- 28				494
Provision pour retraite et autres avantages accordés au personnel à long terme	- 477				- 3	
		273				- 207
Immobilisation des frais de développement	360	62		1		423
Autres retraitements	- 233	- 132	- 8	- 8	19	- 362
Actif net retraité pour les besoins de Renault	2 459	680	- 114	181	24	3 230
En millions d'euros :						
Actif net retraité pour les besoins de Renault	17 609	4 965	- 836	1 342	175	23 255
Part de Renault	% 45,8					% 45,7
(avant neutralisation ci-dessous)	8 065	2 275	- 383	615	54	10 626
Neutralisation à hauteur de 44,3 % de la participation de Nissan dans Renault (4)	- 962					- 962
Part de Renault dans l'actif net de Nissan	7 103	2 275	- 383	615	54	9 664

(1) Données 2004 retraitées en normes IFRS.
(2) La variation de l'écart de conversion de 615 millions d'euros traduit essentiellement l'effet de la hausse du dollar US et du peso mexicain par rapport à l'euro. Les opérations de couverture réalisées par Renault sur la part des capitaux propres de Nissan exprimés en yens sont prises en compte dans les capitaux propres de Renault.
(3) Les « Autres mouvements » incluent les dividendes de Renault reçus par Nissan, la variation de la réserve de réévaluation des instruments financiers et l'évolution des titres d'autocontrôle de Nissan.
(4) Nissan détient 15 % de Renault au 31 décembre 2005.

La contribution de Nissan au résultat net de Renault en 2005 intègre un profit exceptionnel de 450 millions d'euros traduisant la finalisation par Nissan du transfert d'une partie de ses engagements de retraite à l'État japonais.

E. – Résultat net de Nissan en normes comptables japonaises :
Nissan clôturant son exercice annuel au 31 mars, le résultat net de Nissan retenu en 2005 correspond à la somme du résultat net du dernier trimestre de l'exercice annuel 2004 et des trois premiers trimestres de l'exercice annuel 2005.

(En milliards de yens)	De janvier à mars 2005 Dernier trimestre de l'exercice annuel 2004 de Nissan au Japon		D'avril à septembre 2005 1er semestre de l'exercice annuel 2005 de Nissan au Japon		D'octobre à décembre 2005 3e trimestre de l'exercice annuel 2005 de Nissan au Japon		De janvier à décembre 2005 Période retenue pour la consolidation des 2005 de Renault	
	en milliards de yens	en millions d'euros (1)	en milliards de yens	en millions d'euros (1)	en milliards de yens	en millions d'euros (1)	en milliards de yens	en millions d'euros (1)
Résultat net – part du groupe	139	1 015	231	1 707	135	969	505	3 691

(1) Conversion au taux de change moyen 2005 de chaque trimestre.

F. – Eléments financiers de Nissan en normes IFRS :

Les éléments financiers présentés ci-après correspondent aux données de Nissan retraitées pour le compte de Renault pour la période du 1er janvier au 31 décembre 2005. Les retraitements opérés intègrent les retraitements d'harmonisation de normes comptables et les ajustements de juste valeur des actifs et passifs pratiqués par Renault lors des acquisitions intervenues en 1999 et 2002.

	En milliards de yens	En millions d'euros (1)
Chiffre d'affaires 2005	9 041	66 072
Résultat net 2005 (2)	710	5 186
Capitaux propres au 31 décembre 2005	3 516	25 313
Total bilan au 31 décembre 2005	11 619	83 653

(1) Conversion au taux de change moyen 2005, soit 136,8 yens pour 1 euro pour les donnés de résultat et au taux de change du 31 décembre 2005, soit 138,9 yens pour 1 euro, pour les données de bilan.
(2) Le résultat net présenté n'intègre pas la contribution de Renault au résultat de Nissan.

G. – Couverture de l'investissement dans Nissan :
L'investissement dans Nissan fait l'objet d'opérations de couverture qui s'élèvent au 31 décembre 2005 à 463 milliards de yens (3 333 millions d'euros). Ces opérations sont composées de placements privés sur le marché de l'EMTN et d'emprunts obligataires émis directement en yens pour 207 milliards de yens (1 490 millions d'euros) et d'opérations de contrats d'échange de devises pour 256 milliards de yens (1 843 millions d'euros). Elles ont dégagé en 2005 des écarts de change nets d'impôt pour (10) millions d'euros, comptabilisés dans les réserves de conversion du groupe (note 20-E).
Les opérations de couverture ont été augmentées de 23 milliards de yens (168 millions d'euros) en 2005.

H. – Valorisation de la participation de Renault dans Nissan sur la base du cours de bourse :
Sur la base du cours de bourse de l'action Nissan au 31 décembre 2005, soit 1 195 yens / action, la participation de Renault dans Nissan est valorisée à 17 241 millions d'euros (15 986 millions d'euros au 31 décembre 2004 sur la base d'un cours à 1 114 yens / action).

I. – Opérations entre le groupe Renault et le groupe Nissan
Renault et Nissan conduisent des actions communes dans le domaine du développement des véhicules et organes, des achats, des moyens de production et de distribution.
— Les principaux flux entre les deux groupes en 2005 sont les suivants :
– Sur le plan des investissements communs :
Renault et Nissan ont finalisé le développement d'une deuxième plate-forme commune (C) pour le segment M1 (gamme moyenne) destinée aux futures Mégane et Almera.
Renault et Nissan partagent également les coûts de développement et les investissements pour la production de boîtes de vitesse et de moteurs de véhicules du segment M.
Par ailleurs, Nissan et Renault réalisent en commun des développements et des investissements pour la production d'un futur véhicule de type SUV.
– Sur le plan de la fabrication de véhicules :
Au Mexique, Nissan fournit à Renault une prestation d'assemblage pour Clio et assemble des Platina (Clio tricorps badgée Nissan). En 2005, la production a porté sur 68 000 unités.
Au Brésil, Renault fournit à Nissan une prestation d'assemblage de ses modèles pick-up Frontier et X-Terra portant sur 11 000 véhicules en 2005.
En Espagne, Nissan a produit 75 000 Trafic dans son usine de Barcelone en 2005, dont un quart est vendu dans le réseau Nissan.
En 2005, Renault a produit 11 200 Masters et Kangoos badgés Nissan que ce dernier achète et vend dans son réseau.
– Sur le plan de la vente d'organes :
En Europe et au Mexique, Renault livre à Nissan des boîtes de vitesse et des moteurs.
En Europe, Renault livre les usines Nissan de Sunderland au Royaume-Uni et de Barcelone en Espagne, en boîtes de vitesse et moteurs produits par les usines de Cacia au Portugal, de Valladolid en Espagne, et de Cléon en France. Ces livraisons concernent la Micra, l'Almera, la Tino et la Primera de Nissan.
Au Mexique, Renault livre des moteurs et des boîtes de vitesse à l'usine Nissan d'Aguascalientes pour les Clio et Platina.
Au total, Renault a livré 330 000 boîtes de vitesse et 180 000 moteurs en 2005.
En Corée du Sud, Nissan livre à Renault Samsung Motors des organes mécaniques et des pièces entrant dans la fabrication des SM3, SM5 et SM7.
En France, Nissan fournit des moteurs à Renault pour Master et Mascott.
Par ailleurs, Renault utilise le moteur V6 essence 3,5 litres de Nissan pour Vel Satis et Espace, ainsi qu'une transmission Nissan pour Kangoo 4x4 et des pignons de boites Nissan pour la Mégane.
– Sur le plan commercial :
Au niveau européen, des group offices ont été mis en place, sous la responsabilité de Renault, afin de faciliter l'échange des meilleures pratiques en matière de documentation d'après-vente et d'études marketing.
Au niveau local, des group offices locaux communs ont été créés, sous la responsabilité de Renault, dans quatre pays d'Europe : France, Royaume-Uni, Espagne et Italie, tout en conservant des opérations front-office séparées.
Huit sociétés uniques ont été créées, appartenant et gérées par Renault, avec des locaux communs, en Suisse, aux Pays-Bas, en Allemagne, en Autriche, en Slovénie, en Croatie, en Bulgarie et au Portugal.
De la même manière, Nissan assure la commercialisation de véhicules Renault en Australie, en Chine et dans les pays du Golfe.
– Sur le plan financier :
A Lausanne, Renault Finance intervient, en complément de son activité pour Renault, comme contrepartie du groupe Nissan en ce qui concerne la négociation d'instruments financiers à des fins de couverture des risques de change, taux et matières premières.
– Au total en 2005 :
Les ventes réalisées par Renault à Nissan et les achats effectués par Renault auprès de Nissan sont estimés à, respectivement, environ 1 060 et 1 200 millions d'euros.
Enfin, il faut rappeler que les actions communes dans le domaine des achats et d'autres fonctions support (informatique) se traduisent directement dans les comptes de Renault et Nissan et ne génèrent donc pas de flux financiers entre les deux groupes.

15. – Participations dans les autres entreprises associées.

Les participations dans les autres entreprises associées s'analysent comme suit :
— Valeur au bilan de 1 975 millions d'euros au 31 décembre 2005 (1 784 millions d'euros au 31 décembre 2004) ;
— Part dans le résultat des autres entreprises associées de 322 millions d'euros en 2005 (234 millions d'euros en 2004).

La mise en équivalence d'AB Volvo représente l'essentiel de ces montants.
— Evolution de la valeur de la participation dans AB Volvo :

(En millions d'euros)	Quote-part d'actif net	Goodwill net	Total
Au 1er janvier 2004 (1)	1 621		1 621
Résultat 2004 (1)	221		221
Dividende versé	- 208		- 208
Rachat par AB Volvo de ses propres actions	- 23	23	
Écart de conversion et réévaluation des instruments financiers (1)	14		14
Au 31 décembre 2004 (1)	1 625	23	1 648
Résultat 2005	308		308
Dividende versé	- 120		- 120
Rachat par AB Volvo de ses propres actions	- 18	18	
Écart de conversion et réévaluation des instruments financiers	- 18		- 18
Au 31 décembre 2005	1 777	41	1 818

(1) Données 2004 retraitées en normes IFRS.

AB Volvo détenait 7,1 % de ses titres au 31 décembre 2004. Suite aux opérations de rachat de titres réalisées par AB Volvo entre janvier et mars 2005, puis à l'annulation en mai 2005 d'une partie de ses titres, AB Volvo détient finalement 5 % de ses titres au 31 décembre 2005.
En conséquence, le pourcentage d'intérêt de Renault dans AB Volvo s'établit à 21,8 % au 31 décembre 2005, à comparer à 21,5 % au 31 décembre 2004.
Sur la base du cours de bourse de l'action de AB Volvo au 31 décembre 2005, soit 364,5 SEK par action A et 374,5 SEK par action B, la participation de Renault dans AB Volvo est valorisée à 3 493 millions d'euros (2 549 millions d'euros au 31 décembre 2004 sur la base du cours de 253,5 SEK par action A et 263,5 SEK par action B).
— Evolution des capitaux propres d'AB Volvo retraités pour les besoins de la consolidation de Renault :

(En millions d'euros)	31 décembre 2004 (1)	Résultat de la période	Dividendes	Autres mouvements	31 décembre 2005
Capitaux propres – part du groupe	7 790	1 407	- 545	- 290	8 362
Retraitements pour les besoins de Renault	- 247	10		10	- 227
Actif net retraité pour les besoins de Renault	7 543	1 417	- 545	- 280	8 135
Part de Renault dans l'actif net d'AB Volvo	1 625	308	- 120	- 36	1 777

(1) Données 2004 retraitées en normes IFRS.

Les retraitements opérés pour les besoins de Renault correspondent essentiellement à l'annulation des goodwills existants dans les comptes d'AB Volvo lors de la prise de participation de Renault dans AB Volvo.
— Eléments financiers d'AB Volvo en normes IFRS :
Les éléments financiers 2005 de AB Volvo, établis en conformité avec les normes IFRS et tels que publiés par AB Volvo, se résument comme suit :

	En millions de couronnes suédoises	En millions d'euros (1)
Chiffre d'affaires 2005	231 191	24 915
Résultat net 2005	13 106	1 412
Capitaux propres au 31 décembre 2005	78 768	8 390
Total bilan au 31 décembre 2005	257 135	27 388

(1) Conversion au taux de change moyen 2005, soit 9,28 couronnes suéduoises pour 1 euro pour les donnés de résultat et au taux de change du 31 décembre 2005, soit 9,39 couronnes suédoises pour 1 euro, pour les données de bilan.

16. – Stocks :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Matières premières et fournitures	1 052	957
En-cours de production	420	332

Produits finis automobiles	4 242	3 744
Autres produits finis	148	109
Valeur nette totale	5 862	5 142
Dont valeur brute	6 330	5 632
Dont dépréciation	- 468	- 490

(1) Données 2004 retraitées en normes IFRS.

La dépréciation des stocks porte pour l'essentiel sur les produits finis.

17. – Créances de financement des ventes :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Créances sur le réseau de distribution	4 673	4 338
Crédits à la clientèle finale	12 207	11 847
Opérations de crédit-bail et assimilées	4 498	4 229
Valeur brute	21 378	20 414
Dépréciation	- 678	- 607
Valeur nette	20 700	19 807

(1) Données 2004 retraitées en normes IFRS.

Les opérations de titrisation de créances intervenues en 2002, 2003 et 2005, pour un montant global de 4 415 millions d'euros à l'origine, n'ont pas eu pour conséquence la décomptabilisation des créances cédées, la totalité du risque étant conservé par le groupe.
— Echéancier des créances de financement des ventes :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Moins d'un an	10 902	10 133
Plus d'un an	9 798	9 674
Total	20 700	19 807

(1) Données 2004 retraitées en normes IFRS.

18. – Créances clients de l'automobile :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Valeur brute	2 176	1 979
Dépréciation	- 121	- 101
Valeur nette	2 055	1 878

(1) Données 2004 retraitées en normes IFRS.

Ce poste exclut les créances sur le réseau de distribution qui font l'objet, en France et dans certains pays d'Europe, d'une cession aux sociétés de financement des ventes du groupe, lorsque le risque de non recouvrement est transféré à ces sociétés : elles sont alors incluses dans les créances de financement des ventes. Dans le cas où ce risque n'est pas transféré, bien que les créances soient juridiquement cédées, elles demeurent incluses dans les créances clients de l'Automobile.

19. – Autres actifs courants :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Charges diverses constatées d'avance	120	183
Créances fiscales	874	861
Autres créances	1 160	1 008
Dérivés sur opérations initiées à des fins d'exploitation (note 28)	82	
Dérivés sur opérations de financement de la branche Financement des ventes (note 28)	177	346
Total	2 413	2 398

Dont valeur brute	2 437	2 430
Dont dépréciation	- 24	- 32

(1) Données 2004 retraitées en normes IFRS.

20. – Capitaux propres

A. – Capital social :

Le nombre total d'actions ordinaires émises et intégralement libérées au 31 décembre 2005 est de 284 937 milliers d'actions avec une valeur nominale de 3,81 euros par action (nombre d'actions et valeur nominale identique au 31 décembre 2004).

Les actions d'autocontrôle ne donnent pas droit à dividende. Elles représentent 3,35 % du capital de Renault au 31 décembre 2005 (3,82 % au 31 décembre 2004).

B. – Titres d'autocontrôle :

En application des dispositions adoptées lors des assemblées générales, le conseil d'administration a décidé d'affecter les actions détenues par Renault intégralement aux plans d'options d'achat et de souscription d'actions en cours consentis aux cadres et dirigeants du groupe.

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Valeur des titres d'autocontrôle	456	509
Nombre de titres d'autocontrôle	9 539 964	10 880 990

(1) Données 2004 retraitées en normes IFRS.

C. – Variation de la réserve de réévaluation des instruments financiers :

(En millions d'euros)	Couvertures de flux de trésorerie	Instruments financiers disponibles à la vente	Total
Solde au 1er janvier 2004 (1)	- 35		- 35
Variations de juste valeur (1)	- 5	122	117
Transfert en résultat (1)	- 5		- 5
Variation de la réserve de réévaluation des instruments financiers (1)	- 10	122	112
Solde au 31 décembre 2004 (1)	- 45	122	77
Variations de juste valeur	20	36	56
Transfert en résultat (2)		- 100	- 100
Variation de la réserve de réévaluation des instruments financiers	20	- 64	- 44
Solde au 31 décembre 2005	- 25	58	33

(1) Données 2004 retraitées en normes IFRS.
(2) Le transfert en résultat se décompose en 2005 en (5) millions d'euros en résultat financier, (115) millions en autres produits et charges d'exploitation et 20 millions d'euros en impôts courants et différés.

D. – Distributions :

L'assemblée générale mixte des actionnaires du 29 avril 2005 a décidé une distribution de dividendes de 1,80 euro par action, soit 494 millions d'euros (1,40 euro par action en 2004, soit 383 millions d'euros).

Compte tenu de l'élimination des dividendes reçus par Nissan à hauteur de la quote-part de détention de Nissan par Renault, la distribution de dividendes comptabilisée dans les capitaux propres s'élève à 459 millions d'euros en 2005 (357 millions d'euros en 2004).

Une distribution de dividendes de 2,40 euros par action, soit 661 millions d'euros, sera proposée à l'assemblée générale mixte des actionnaires du 4 mai 2006.

E. Ecart de conversion :

La variation de l'écart de conversion constatée sur la période s'analyse comme suit :

(En millions d'euros)	2005	2004 (1)
Ecart de conversion constaté sur la valeur de la participation dans Nissan (note 14-C)	622	-337
Effet net d'impôts des opérations de couverture partielle de l'investissement dans Nissan (note 14-G)	-10	74
Total de l'écart de conversion relatif à Nissan	612	-263

Autres variations de l'écart de conversion	166	47
Variation totale de l'écart de conversion	778	-216

(1) Données 2004 retraitées en normes IFRS.

L'effet de conversion des comptes de Nissan, après prise en compte des opérations de couverture partielle de la part des capitaux propres de Nissan exprimée en yens, se rapporte pour l'essentiel à la conversion des capitaux propres des filiales nord-américaines et mexicaines de Nissan (note 14-D)

F. Plans d'options :
Le conseil d'administration attribue périodiquement depuis octobre 1996 aux cadres et dirigeants du groupe des options d'achat d'actions et des options de souscription d'actions à des conditions de prix et de délai d'exercice propres à chaque attribution.

— Variation du nombre d'options sur actions détenues par les membres du personnel :

	2005			**2004**		
	Nombre d'options	**Prix d'exercice moyen pondéré (en euros)**	**Cours moyen pondéré de l'action aux dates de levées (en euros)**	**Nombre d'options**	**Prix d'exercice moyen pondéré (en euros)**	**Cours moyen pondéré de l'action aux dates de levées (en euros)**
Restant à lever au 1er janvier	12 985 340	51		11 511 246	47	
Attribuées	1 631 093	73	72	2 145 650	66	69
Levées	-1 302 726	41	71	-641 056	32	62
Perdues	-14 000	52	69	-30 500	50	62
Restant à lever au 31 décembre	13 299 707	54		12 985 340	51	

— Options sur actions accordées au cours des deux derniers exercices :

	2005	**2004**
Période d'exercice	14/09/09 12/09/13	15/09/08 13/09/12
Prix d'exercice par action (en euros)	72,98	66,03
Nombre d'actions	1 631 093	2 145 650

Le prix d'exercice par action correspond à la moyenne des cours du titre Renault pendant les vingt séances de Bourse précédant la réunion du Conseil d'administration ayant décidé l'attribution des options.

— Options restant en circulation au 31 décembre 2005 :

N° plan	**Date d'attribution**	**Prix d'exercice (en euros)**	**Options restant à lever**	**Période d'exercice**
Plan 1	22 octobre 1996	17,57	27 420	23 octobre 1999 - 21 octobre 2006
Plan 2	28 octobre 1997	24,89	97 596	29 octobre 2002 - 27 octobre 2007
Plan 3	27 octobre 1998	32,13	781 110	28 octobre 2003 - 26 octobre 2008

Plan	Date	Prix	Nombre	Période d'exercice
Plan 4	16 mars 1999	40,82	220 000	17 mars 2004 - 15 mars 2009
Plan 5	19 octobre 1999	50,94	1 171 134	20 octobre 2004 - 18 octobre 2009
Plan 6	7 septembre 2000 et 24 octobre 2000	49,27 49,57	1 521 904	8 septembre 2005 - 6 septembre 2010 25 octobre 2005 - 23 octobre 2010
Plan 7	18 décembre 2001	48,97	1 811 100	19 décembre 2006 - 17 décembre 2011
Plan 8	05 septembre 2002	49,21	1 986 700	6 septembre 2007 - 4 septembre 2012
Plan 9	08 septembre 2003	53,36	1 912 000	9 septembre 2007 - 7 septembre 2011
Plan 10	14 septembre 2004	66,03	2 139 650	15 septembre 2008 - 13 septembre 2012
Plan 11	13 septembre 2005	72,98	1 631 093	14 septembre 2009 – 12 septembre 2013
	Total		13 299 707	

G. Paiements fondés sur des actions :

Les paiements fondés sur des actions ne concernent que des stock-options consenties au personnel. Ils représentent une charge de personnel de 18 millions d'euros en 2005 (11 millions d'euros en 2004).

— Valorisation des plans :

Les plans d'attribution d'options n° 1 à 9 accordés de 1996 à 2003 sont des plans d'options d'achat d'actions, les plans n° 10 et 11 accordés en 2004 et 2005 sont des plans d'options de souscription d'actions.

Les options attribuées au titre de ces plans ne sont acquises qu'après une période fixée à 5 ans pour les plans n° 1 à 8, et à 4 ans pour les plans n° 9 à 11. La période d'exercice qui s'ouvre s'étale sur 5 ans pour les plans n° 1 à 8, et sur 4 ans pour les plans n° 9 à 11. Par ailleurs, la perte du bénéfice des options est conforme aux dispositions réglementaires, avec perte totale en cas de démission, et décision au cas par cas pour les départs à l'initiative de l'entreprise.

Le modèle de valorisation des options retenu est un modèle mathématique de type binomial adapté pour lequel est anticipé un exercice des options réparti linéairement sur la période d'exercice. La volatilité retenue est une volatilité implicite à la date d'attribution qui représente une valeur conforme aux pratiques de marché. Le dividende utilisé est le dernier dividende connu à la date de mise en place des plans.

Conformément aux dispositions transitoires de la norme, seuls les plans d'options postérieurs au 7 novembre 2002 ont été comptabilisés selon les principes exposés ci-dessus et font l'objet d'une valorisation.

Ces plans ont été valorisés comme suit :

Date d'attribution	Valorisation initiale (en milliers d'euros)	Juste valeur unitaire de l'option	Charge 2005 (en millions d'euros)	Charge 2004 (1) (en millions d'euros)	Prix de l'action à date d'attribution (en euros)	Volatilité	Taux d'intérêt	Prix d'exercice (en euros)	Durée de l'option (2)	Dividende par action (en euros)
08 septembre 2003	32 820	18,15	-8	-8	55,40	33%	3,79%	53,36	4-8 ans	1,15
14 septembre 2004	39 870	19,75	-9	-3	69,05	27%	3,71%	66,03	4-8 ans	1,40
13 septembre 2005	22 480	14,65	-1	-	72,45	23,5%	2,68%	72 ,98	4-8 ans	1,80
Total	95 170		-18	-11						

(1) Données 2004 retraitées en normes IFRS.
(2) Période d'indisponibilité fiscale.

21. – Provisions.

A. Provisions au 31 décembre :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Provisions pour engagements de retraite et assimilés	925	855
Autres provisions	2 093	2 221
Dont provisions pour coûts de restructuration et mesures d'adaptation des effectifs	435	580

Dont provisions pour garantie	945	738
Dont provisions pour risques fiscaux et litiges	237	348
Dont autres provisions	476	555
Total provisions	3 018	3 076
Part à plus d'un an	1 754	2 166
Part à moins d'un an	1 264	910

(1) Données 2004 retraitées en normes IFRS.

Chacun des litiges connus dans lesquels Renault ou des sociétés du groupe sont impliqués fait l'objet d'un examen à la date d'arrêté des comptes. Après avis des conseils juridiques, les provisions jugées nécessaires sont, le cas échéant, constituées pour couvrir les risques estimés.

B. Provisions pour engagements de retraite et autres avantages du personnel à long terme :
B1. Définition des régimes :
Les engagements de retraite et autres avantages du personnel à long terme concernent essentiellement des salariés en activité.
Les régimes mis en place pour couvrir ces avantages sont soit des régimes à cotisations définies, soit des régimes à prestations définies.
— Régimes à cotisations définies :
Le groupe verse, selon les lois et usages de chaque pays, des cotisations assises sur les salaires à des organismes nationaux chargés des régimes de retraite et de prévoyance. Il n'existe aucun passif actuariel à ce titre.
Les régimes à cotisations définies représentent une charge de l'ordre de 700 millions d'euros en 2005 et en 2004.
— Régimes à prestations définies :
Ces régimes donnent lieu à constitution de provisions et concernent essentiellement les indemnités de départ à la retraite, auxquelles se rajoutent :
- D'autres engagements de retraite et compléments de retraite ;
- Les autres avantages long terme, soit principalement les médailles du travail et le capital temps ;
- Les régimes de couverture de frais médicaux.
Les régimes à prestations définies sont parfois couverts par des fonds. Ces derniers font périodiquement l'objet d'une évaluation par des actuaires indépendants. La valeur de ces fonds, lorsqu'ils existent, est déduite du passif. L'exposition du Groupe aux variations de valeur de ces fonds est faible du fait des montants concernés (247 millions d'euros au 31 décembre 2005).

B2. Hypothèses actuarielles :
Les principales hypothèses actuarielles utilisées pour les sociétés françaises, pays dans lequel le groupe a l'essentiel de ses engagements, sont les suivantes :

Age de départ à la retraite	60 à 62 ans
Évolution des salaires	3%
Taux d'actualisation financière (1)	4%

(1) *Le taux majoritairement utilisé pour valoriser les engagements du groupe en France est de 4%. Il varie cependant d'une société à l'autre en fonction de l'échéance des engagements.*

B3. Provisions pour engagements de retraite et assimilés :
— Provisions au 31 décembre :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Sociétés françaises	757	707
Sociétés étrangères	168	148
Total	925	855

(1) *Données 2004 retraitées en normes IFRS.*

— Variation des provisions au cours de l'exercice :

(En millions d'euros)	2005	2004 (1)
Solde au 1er janvier	855	900
Charge nette de l'exercice	131	97
Prestations payées et contributions versées aux fonds	-60	-107
Autres variations	-1	-35

Solde au 31 décembre	925	855
(1) *Données 2004 retraitées en normes IFRS.*		

— Charge nette de l'exercice :

(En millions d'euros)	2005	2004 (1)
Coût des services rendus	97	65
Coût de désactualisation	40	41
Rentabilité attendue des actifs du régime	-6	-9
Charge nette de l'exercice	131	97
(1) *Données 2004 retraitées en normes IFRS.*		

B4. Comparaison de la valeur des engagements avec les provisions constituées :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Valeur actuarielle des engagements non couverts par des fonds	944	799
Valeur actuarielle des engagements couverts par des fonds	343	298
Valeur des fonds investis	-247	-230
Engagements nets des fonds investis	1 040	867
Gains / (pertes) actuariels non comptabilisés	-130	-30
Coût des services passés non comptabilisés	15	18
Provisions pour engagements de retraite et assimilés	925	855
(1) *Données 2004 retraitées en normes IFRS.*		

C. Evolution des autres provisions :

(En millions d'euros)	Coûts de restructuration	Garantie	Risques fiscaux et litiges	Autres	Total
Au 31 décembre 2004 (1)	580	738	348	555	2 221
Dotations de provisions	40	828	90	260	1 218
Reprises de provisions pour consommation	-179	-648	-141	-148	-1 116
Reprises reliquats de provisions non consommées	-6		-71	-113	-190
Mouvements de périmètre		7		2	9
Ecarts de conversion et autres mouvements		20	11	-80	-49
Au 31 décembre 2005	435	945	237	476	2 093
(1) *Données 2004 retraitées en normes IFRS.*					

Au 31 décembre 2005, les autres provisions comprennent 115 millions d'euros de provisions constituées dans le cadre de l'application de réglementations liées à l'environnement (139 millions d'euros au 31 décembre 2004). Ces provisions concernent essentiellement les frais de dépollution de terrains industriels dont la cession est prévue (notamment à Boulogne Billancourt) et les frais liés à la directive européenne relative aux véhicules hors d'usage (note 32-B.1). Elles ont fait l'objet en 2005 de 27 millions d'euros de dotation et de 42 millions d'euros de reprise sans consommation.
Les émissions de gaz à effet de serre étant inférieures aux quotas qui lui ont été attribués, le Groupe n'a enregistré aucune provision à ce titre au 31 décembre 2005.

22. – Autres passifs courants :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Dettes fiscales (hors impôts courants)	431	642
Dettes sociales	1 403	1 410

Dettes diverses	3 984	3 720
Produits différés	276	272
Dérivés sur opérations initiées à des fins d'exploitation (note 28)	13	
Total	6 107	6 044

(1) *Données 2004 retraitées en normes IFRS.*

IV. — Actifs et passifs financiers.

23. – Actifs financiers :
A. Ventilation des actifs financiers par nature :

(En millions d'euros)	31 décembre 2005		31 décembre 2004 (1)	
	Non courant	Courant	Non courant	Courant
Titres de participations non contrôlées	100		234	
Autres valeurs mobilières	1	469	36	404
Prêts	87	1 141	107	888
Actifs financiers hors dérivés	188	1 610	377	1 292
Dérivés actifs sur opérations de financement de la branche Automobile (note 28)	389	261	319	106
Total	577	1 871	696	1 398
Dont valeur brute	625	1 872	768	1 407
Dont dépréciation	-48	-1	-72	-9

(1) *Données 2004 retraitées en normes IFRS.*

Les titres de participations non contrôlées intègrent les titres de Renault agriculture, détenue à 49% par le groupe suite à la cession de 51% en avril 2003. La participation de 49% restante a été déconsolidée à la date de l'accord du fait de l'absence d'influence notable.
La part courante des autres valeurs mobilières correspond aux valeurs mobilières qui ne peuvent être qualifiées d'équivalents de trésorerie. Il s'agit pour l'essentiel de valeurs mobilières d'échéance à plus de 3 mois à date d'acquisition. Elles intègrent, au 31 décembre 2005, 173 millions d'euros de titres Scania (168 millions d'euros au 31 décembre 2004).
Les prêts sont essentiellement constitués de prêts interbancaires correspondant pour une large part aux placements des excédents de trésorerie de la branche automobile.

B. Ventilation des actifs financiers par catégorie :

(En millions d'euros)	31 décembre 2005					31 décembre 2004 (1)				
	Instruments détenus à des fins de transaction	Instruments évalués à la juste valeur par le biais du compte de résultat sur option	Instruments disponibles à la vente	Prêts et créances	Total	Instruments détenus à des fins de transaction	Instruments évalués à la juste valeur par le biais du compte de résultat sur option	Instruments disponibles à la vente	Prêts et créances	Total
Titres de participations non contrôlées			100		100			234		234
Autres valeurs mobilières – part non courante			1		1			36		36

Prêts – part non courante				87	87				107	107
Actifs financiers non courants (hors dérivés)			101	87	188			270	107	377
Autres valeurs mobilières – part courante	190		279		469	219		185		404
Prêts – part courante				1141	1141				888	888
Actifs financiers courants (hors dérivés)	190		279	1141	1610	219		185	888	1 292

(1) *Données 2004 retraitées en normes IFRS.*

24. – Trésorerie et équivalents de trésorerie :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Equivalents de trésorerie : OPCVM monétaires et autres valeurs mobilières	2 550	127
Comptes courants bancaires et disponibilités	3 601	5 394
Total	6 151	5 521

(1) *Données 2004 retraitées en normes IFRS.*

25. – Passifs financiers, dettes de financement des ventes :

A. Ventilation par branche :

(En millions d'euros)	31 décembre 2005			31 décembre 2004 (1)		
	Non courant	Courant	Total	Non courant	Courant	Total
Titres participatifs Renault	718		718	447		447
Autres passifs financiers de l'automobile	4 916	2 547	7 463	4 942	2 447	7 389
Passifs financiers de l'automobile	5 634	2 547	8 181	5 389	2 447	7 836
Titres participatifs Diac et emprunts subordonnés du Financement des ventes	267		267	15		15
Passifs financiers du financement des ventes	267		267	15		15
Total des passifs financiers	5 901	2 547	8 448	5 404	2 447	7 851
Dettes de financement des ventes		22 427	22 427		20 629	20 629
Total passifs financiers, dettes de financement des ventes	5 901	24 974	30 875	5 404	23 076	28 480

(1) *Données 2004 retraitées en normes IFRS.*

Les passifs financiers de la branche automobile sont affectés entre passifs non courants et passifs courants selon que leur échéance est à plus ou moins d'un an.

La consolidation de la SCI du plateau de Guyancourt au 31 décembre 2005, suite à l'exercice de l'option d'achat que le groupe détenait sur cette entité (note 4), contribue pour 645 millions d'euros à l'augmentation des passifs financiers de l'automobile au 31 décembre 2005.

B. Ventilation par nature :

(En millions d'euros)	31 décembre 2005			31 décembre 2004 (1)		
	Non courant	Courant	Total	Non courant	Courant	Total
Titres participatifs	733		733	462		462
Emprunts obligataires	3 415	4 950	8 365	4 140	5 431	9 571
Autres dettes représentées par un titre	252	13 701	13 953		11 482	11 482

Emprunts auprès des établissements de crédit	1 063	5 236	6 299	524	4 810	5 334
Autres dettes porteuses d'intérêts	267	701	968	205	1 054	1 259
Passifs financiers, dettes de financement des ventes (hors dérivés)	5 730	24 588	30 318	5 331	22 777	28 108
Dérivés passifs sur opérations de financement (note 28)	171	386	557	73	299	372
Total passifs financiers, dettes de financement des ventes	5 901	24 974	30 875	5 404	23 076	28 480

(1) *Données 2004 retraitées en normes IFRS.*

— Titres participatifs :
Les titres participatifs émis en octobre 1983 et en avril 1984 par Renault S.A. sont des titres perpétuels subordonnés. Ils font l'objet d'une rémunération annuelle d'un minimum de 9%, composée d'une partie fixe égale à 6,75% et d'une partie variable, fonction de l'évolution du chiffre d'affaires consolidé, calculée à structure et méthodes de consolidation identiques. La rémunération de 17 millions d'euros au titre de 2005 (24 millions d'euros en 2004) figure dans les charges d'intérêts. Ces titres sont cotés à la Bourse de Paris. La cotation du titre d'une valeur nominale de 153 euros a varié du 31 décembre 2004 au 31 décembre 2005 de 561 euros à 900,5 euros conduisant à un ajustement de la juste valeur des titres participatifs de 271 millions d'euros constaté en autres charges financières (note 9-B).
La rémunération des titres participatifs émis en 1985 par Diac comprend une partie fixe égale au TAM (taux annuel monétaire) et une partie variable obtenue en appliquant à 40% du TAM le taux de progression du résultat net consolidé du sous-groupe Diac de l'exercice par rapport à celui de l'exercice précédent.
— Evolution des emprunts obligataires :
En 2005, Renault S.A. a procédé au remboursement d'emprunts obligataires émis en 1996, 1998 et 2002 pour un montant total de 388 millions d'euros et a émis deux nouveaux emprunts obligataires d'échéance 2010 et 2012 pour un montant total de 245 millions d'euros.
Par ailleurs, RCI Banque a procédé en 2005 au remboursement d'emprunts obligataires pour un montant total de 1 045 millions d'euros.
— Lignes de crédit :
Au 31 décembre 2005, le groupe Renault dispose de lignes de crédit ouvertes pour une contre-valeur de 10 895 millions d'euros (9 714 millions d'euros au 31 décembre 2004) en diverses monnaies auprès des banques, à des échéances s'échelonnant jusqu'en 2010. La part à court terme de ces lignes de crédit ouvertes s'élève à 2 848 millions d'euros au 31 décembre 2005 (2 929 millions d'euros au 31 décembre 2004). Ces lignes de crédit étaient utilisées à hauteur de 262 millions d'euros au 31 décembre 2005 (211 millions d'euros au 31 décembre 2004).

C. Ventilation par échéance :
— Passifs financiers de la branche automobile :

(En millions d'euros)	**31 décembre 2005**						
	Total	**- 1 an**	**1 à 2 ans**	**2 à 3 ans**	**3 à 4 ans**	**4 à 5 ans**	**+ 5 ans**
Emprunts obligataires émis par Renault S.A. (par date d'émission) :							
1999	500	500					
2000	500		500				
2001	360	360					
2002	1 042				1 042		
2003	1 401	172		418		770	41
2004	397		90		257		50
2005	252					180	72
Intérêts courus, frais et primes	47	52	-2	-1	-1	-1	
Total	4 499	1 084	588	417	1 298	949	163
Autres dettes représentées par un titre	46	46					
Emprunts auprès des établissements de crédit	1 739	676	718	170	107	5	63
Autres dettes porteuses d'intérêts	1 543	1276	33	38	30	29	137
Total	7 827	3 082	1 339	625	1 435	983	363
Titres participatifs	718						
Dérivés passifs sur opérations de financement	378						
Total passifs financiers	8 923						

— Passifs financiers de la branche financement des ventes et dettes de financement des ventes :

(En millions d'euros)	**31 décembre 2005**						
	Total	**- 1 an**	**1 à 2 ans**	**2 à 3 ans**	**3 à 4 ans**	**4 à 5 ans**	**+ 5 ans**
Emprunts obligataires émis par RCI banque (par date d'émission)							
1996	307	307					

1997	249				249		
2001	241	241					
2002	675			675			
2003	1 264	300		964			
2004	1 100				1 100		
Intérêts courus, frais et primes	46	58	-6	-5	-1		
Total	3 882	906	-6	1 634	1 348		
Autres dettes représentées par un titre	13 907	6 319	2 909	1 665	73	1 765	1 176
Emprunts auprès des établissements de crédit	4 662	3 093	433	452	354	330	
Autres dettes porteuses d'intérêts	625	625					
Total	23 076	10 943	3 336	3 751	1 775	2 095	1 176
Titres participatifs	15						
Dérivés passifs sur opérations de financement	179						
Total passifs financiers, dettes de financement des ventes	23 270						

— Opérations interbranches :

(En millions d'euros)	31 décembre 2005						
	Total	- 1 an	1 à 2 ans	2 à 3 ans	3 à 4 ans	4 à 5 ans	+ 5 ans
Emprunts obligataires	-16	-1			-15		
Emprunts auprès des établissements de crédit	-102	-102					
Autres dettes porteuses d'intérêts	-1 200	-1 200					
Total	-1 318	-1 303			-15		

— Total passifs financiers, dettes de financement des ventes :

(En millions d'euros)	31 décembre 2005						
	Total	- 1 an	1 à 2 ans	2 à 3 ans	3 à 4 ans	4 à 5 ans	+ 5 ans
Emprunts obligataires	8 365	1 989	582	2 051	2 631	949	163
Autres dettes représentées par un titre	13 953	6 365	2 909	1 665	73	1 765	1 176
Emprunts auprès des établissements de crédit	6 299	3 667	1 151	622	461	335	63
Autres dettes porteuses d'intérêts	968	701	33	38	30	29	137
Total	29 585	12 722	4 675	4 376	3 195	3 078	1 539
Titres participatifs	733						
Dérivés passifs sur opérations de financement	557						
Total passifs financiers, dettes de financement des ventes	30 875						

(En millions d'euros)	31 décembre 2004 (1)						
	Total	- 1 an	1 à 2 ans	2 à 3 ans	3 à 4 ans	4 à 5 ans	+ 5 ans
Emprunts obligataires	9 571	1 607	1 878	580	2 050	2 596	860
Autres dettes représentées par un titre	11 482	5 476	1 762	1 406	1 335	63	1 440
Emprunts auprès des établissements de crédit	5 334	3 377	417	574	432	452	82
Autres dettes porteuses d'intérêts	1 259	1 044	8	26	26	25	130
Total	27 646	11 504	4 065	2 586	3 843	3 136	2 512
Titres participatifs	462						

Dérivés passifs sur opérations de financement	372						
Total passifs financiers, dettes de financement des ventes	28 480						

(1) *Données 2004 retraitées en normes IFRS.*

Les tirages à court terme sur des lignes de crédit dont l'échéance est à plus d'un an représentent 58 millions d'euros au 31 décembre 2005 (79 millions d'euros au 31 décembre 2004) dont 3 millions d'euros pour la branche automobile (4 millions d'euros en 2004).

D. Ventilation par devise :

(En millions d'euros)	**31 décembre 2005**		**31 décembre 2004 (1)**	
	Avant dérivés	**Après dérivés**	**Avant dérivés**	**Après dérivés**
Euro	26 559	24 565	25 269	22 999
Yen	1 527	3 321	1 318	3 369
Autres devises	2 232	2 432	1 521	1 740
Total passifs financiers, dettes de financement des ventes (hors dérivés)	30 318	30 318	28 108	28 108

(1) *Données 2004 retraitées en normes IFRS.*

E. Ventilation par taux :
— Taux d'intérêts effectifs du groupe :

(En millions d'euros)	**31 décembre 2005**			**31 décembre 2004 (1)**		
	Solde (2)	**Taux d'intérêts effectifs**		**Solde (2)**	**Taux d'intérêts effectifs**	
		Avant dérivés	**Après dérivés**		**Avant dérivés**	**Après dérivés**
Emprunts obligataires émis par Renault S.A. et RCI banque (par date d'émission)						
1995				295	7,64	2,82
1996	307	6,61	2,55	624	6,35	2,79
1997	234	6,55	2,60	242	6,94	2,95
1998				95	1,98	1,5
1999	500	5,29	1,96	496	5,29	1,96
2000	500	6,53	2,88	748	5,16	2,73
2001	601	1,96	1,96	599	1,87	1,87
2002	1 717	5,16	4,58	1 932	5,64	4,26
2003	2 665	3,56	2,79	2 915	3,8	2,76
2004	1 497	2,68	2,42	1 496	2,49	2,43
2005	252	1,29	1,29			
Intérêts courus, frais et primes	92			129		
Total emprunts obligataires	8 365	4,03	2,93	9 571	4,13	2,92
Autres dettes représentées par un titre	13 953	2,63	2,70	11 482	2,42	2,38
Emprunts auprès des établissements de crédit	6 299	3,04	3,25	5 334	3,45	3,41
Autres dettes porteuses d'intérêts	968	5,22	5,22	1 259	7,84	7,84
Titres participatifs	733	13,27	13,27	462	12,79	12,79
Total passifs financiers, dettes de financement des ventes (hors dérivés)	30 318	3,22	3,32	28 108	3,23	3,20

(1) *Données 2004 retraitées en normes IFRS.*
(2) *Hors dérivés passifs sur opérations de financement.*

— Ventilation taux fixe/taux variable :

(En millions d'euros)	**31 décembre 2005**	**31 décembre 2004 (1)**
	Après dérivés	**Après dérivés**

Taux fixe	10 656	10 757
Taux variable	19 662	17 351
Total passifs financiers, dettes de financement des ventes (hors dérivés)	30 318	28 108

(1) *Données 2004 retraitées en normes IFRS.*

26. – Gestion des risques financiers :

— Risque de change :

La branche automobile est exposée au risque de change dans le cadre de ses activités industrielles et commerciales. Ces risques sont suivis et centralisés au niveau de la direction de la trésorerie et des financements de Renault.

Renault a pour politique de ne généralement pas couvrir ses flux d'exploitation en devises.

En revanche, les flux de financement en devises étrangères des filiales, lorsqu'ils sont effectués par Renault S.A., font l'objet d'une couverture dans les mêmes devises.

Enfin, les investissements en fonds propres ne font pas l'objet de couvertures de change à l'exception de la part en yens des capitaux propres de Nissan, pour un montant de 463 milliards de yens au 31 décembre 2005 (note 14-G).

Par ailleurs, la filiale Renault Finance peut effectuer pour son compte propre des opérations non liées aux flux d'exploitation. Cette activité est destinée principalement à maintenir l'expertise du groupe sur les marchés financiers et n'a pas d'impact significatif sur les résultats consolidés de Renault.

— Risque de taux :

L'exposition au risque de taux du groupe Renault porte essentiellement sur l'activité de financement des ventes exercée par RCI Banque et ses filiales.

Le suivi du risque de taux s'opère selon une méthodologie commune à l'ensemble du groupe RCI pour permettre une gestion globale du risque de taux sur le périmètre consolidé. Cette exposition est suivie quotidiennement et fait l'objet d'une couverture systématique.

Renault Finance effectue pour son compte propre des opérations de taux d'intérêt, dans le cadre de limites de risques strictement définies.

— Risque de contrepartie :

Dans ses opérations sur les marchés financiers et bancaires, le groupe ne travaille qu'avec des contreparties bancaires de premier plan et n'est soumis à aucune concentration significative de risque.

La gestion du risque de contrepartie des différentes entités du groupe s'appuie sur un système de notation qui prend principalement en compte leur rating à long terme et leur niveau des fonds propres. Les sociétés du groupe qui sont soumises à une exposition significative font l'objet d'un suivi quotidien du respect des autorisations de limites selon des procédures précises de contrôle interne.

— Risque de liquidité :

Le financement du groupe est assuré par le recours aux marchés de capitaux sous la forme :

- De ressources à long terme (émissions obligataires, placements privés, ...) ;
- De dettes bancaires ou émissions de créances à court terme ;
- D'un programme de titrisation de créances mis en place par RCI banque.

Ces financements sont sécurisés par des accords de crédit confirmés « evergreen » ou renouvelables. La documentation de ces lignes de crédit confirmées ne contient aucune clause pouvant remettre en cause le maintien du crédit en raison de la qualité de la signature de Renault.

Dans ce contexte, RCI Banque dispose à tout moment de ressources financières suffisantes pour assurer la continuité de son activité sans recours à la branche Automobile dans le cadre de normes internes strictes.

— Risque matières premières :

La direction des achats de Renault couvre en partie son risque matières premières à l'aide d'instruments financiers, tels que des achats de contrats à terme, des achats d'options d'achat et des achats de tunnels. Ces couvertures sont liées à des opérations physiques d'achat pour les besoins des usines concernées. Elles sont contraintes par des limitations en volume et temporelles. Le groupe ne prend aucune position spéculative sur les métaux.

Au 31 décembre 2005, les opérations de couvertures de matières premières en cours concernent certains achats d'aluminium et de cuivre. A ce jour, ces transactions ne sont pas qualifiées comptablement de couvertures.

27. – Juste valeur des instruments financiers. — Les montants inscrits au bilan et les valeurs de marché estimées des instruments financiers du groupe sont les suivants :

(En millions d'euros)	**31 décembre 2005**		**31 décembre 2004 (1)**	
	Valeur au bilan	**Juste valeur**	**Valeur au bilan**	**Juste valeur**
Actifs				
Actifs financiers non courants	577	573	696	687
Créances de financement des ventes	20 700	20 820	19 807	19 898
Créances clients de l'Automobile	2 055	2 055	1 878	1 878
Actifs financiers courants	1 871	1 871	1 398	1 398
Passifs				
Passifs financiers non courants	5 901	6 098	5 404	5 737
Passifs financiers courants	2 547	2 518	2 447	2 372
Dettes de financement des ventes	22 427	22 504	20 629	20 740
Fournisseurs	7 788	7 788	7 234	7 234

(1) *Données 2004 retraitées en normes IFRS.*

— Hypothèses et méthodes retenues :

Les justes valeurs estimées ont été déterminées en utilisant les informations disponibles sur les marchés et les méthodes d'évaluation appropriées selon les types d'instruments. Toutefois, les méthodes et hypothèses retenues sont par nature théoriques, et une part importante de jugement intervient dans

l'interprétation des données du marché. L'utilisation d'hypothèses différentes et/ou de méthodes d'évaluation différentes pourrait avoir un effet significatif sur les valeurs estimées.
Les justes valeurs ont été déterminées sur la base des informations disponibles à la date de clôture de chaque exercice, et ne prennent donc pas en compte l'effet des variations ultérieures.
En règle générale, quand l'instrument financier est coté sur un marché actif et liquide, le dernier cours coté est utilisé pour calculer la valeur de marché. Pour les instruments non cotés, la valeur de marché est déterminée à partir de modèles de valorisation reconnus qui utilisent des paramètres de marché observables. Si Renault ne dispose pas des outils de valorisation, notamment pour les produits complexes, les valorisations sont obtenues auprès d'établissements financiers de premier plan.
Les principales hypothèses et méthodes d'évaluation retenues sont les suivantes :
— Actifs financiers :
– Valeurs mobilières : les justes valeurs des titres sont déterminées principalement par référence aux prix du marché ;
– Prêts : pour les prêts à moins de trois mois à l'origine et les prêts à taux variable, la valeur inscrite au bilan est considérée comme la juste valeur. Les autres prêts à taux fixe ont été estimés en actualisant les flux futurs aux taux proposés à Renault au 31 décembre 2005 et au 31 décembre 2004 pour des prêts de conditions et échéances similaires ;
— Créances de financement des ventes : les créances de financement des ventes à taux fixe ont été estimées en actualisant les flux futurs au taux auquel des prêts similaires (conditions, échéance et qualité du débiteur) seraient accordés au 31 décembre 2005 et au 31 décembre 2004 ;
— Passifs financiers, dettes de financement des ventes : La juste valeur a été déterminée par l'actualisation des flux futurs aux taux proposés à Renault au 31 décembre 2005 et au 31 décembre 2004 pour des emprunts de conditions et échéances similaires. Pour les dettes de financement des ventes, représentées par des titres avec une durée à l'émission inférieure à 90 jours, la valeur au bilan a été reprise comme juste valeur.

28. – Juste valeur des dérivés. — La juste valeur des dérivés correspond à leur valeur au bilan.

(En millions d'euros)	31 décembre 2005				31 décembre 2004 (1)			
	Actif		Passif		Actif		Passif	
	Non courant	Courant	Non courant	Courant	Non courant	Courant	Non courant	Courant
Couverture de juste valeur						1		1
Couverture de l'investissement net dans Nissan	103	53			165	22		
Dérivés non qualifiés de couverture		85		87		51	2	36
Total risque de change sur opérations de financement	103	138		87	165	74	2	37
Couverture de flux de trésorerie	25	23	12	109	3	28	19	178
Couverture de juste valeur	53	61	13	16	31	242	19	6
Dérivés non qualifiés de couverture	208	216	146	174	120	108	33	78
Total risque de taux	286	300	171	299	154	378	71	262
Total dérivés sur opérations de financement (2)	389	438	171	386	319	452	73	299

(1) *Données 2004 retraitées en normes IFRS.*
(2) *Les dérivés actifs courants sur opérations de financement sont classés en actifs financiers courants pour 261 millions d'euros en 2005 (106 millions d'euros en 2004) et en autres actifs courants pour 177 millions d'euros (346 millions d'euros en 2004).*

(En millions d'euros)	31 décembre 2005				31 décembre 2004 (1)			
	Actif		Passif		Actif		Passif	
	Non courant	Courant	Non courant	Courant	Non courant	Courant	Non courant	Courant
Couverture de juste valeur				6				
Total risque de change sur opérations de financement				6				
Dérivés non qualifiés de couverture		82		7				
Total risque matières premières		82		7				
Total dérivés sur opération initiées à des fins d'exploitation		82		13				

(1) Données 2004 retraitées en normes IFRS.

Renault Finance, filiale spécialisée du groupe Renault assure les placements interbancaires de la branche automobile. Elle est, par ailleurs, la contrepartie du groupe Nissan en ce qui concerne la négociation d'instruments dérivés à des fins de couverture des risques de change, taux et matières premières. Les justes valeurs des instruments dérivés qui apparaissent à l'actif et au passif du bilan consolidé du groupe sont principalement liées à Renault finance au titre de son activité pour compte propre et de ses transactions avec Nissan.

29. – Echéancier des dérivés :

(En millions d'euros)	31 décembre 2005				31 décembre 2004 (1)			
	Nominal	- 1 an	1 à 5 ans	+ 5 ans	Nominal	- 1 an	1 à 5 ans	+ 5 ans
Dérivés sur opérations de financement : Risque de change								
Swap devises – achats	2 488	840	1 597	51	3 022	534	1 712	776
Swap devises – ventes	2 640	893	1 696	51	2 842	519	1 580	743
Achats à terme	12 991	12 991			14 456	14 456		
Ventes à terme	12 983	12 983			14 428	14 428		
Risque de taux								
Swap de taux	69 558	21 260	47 723	575	63 564	22 913	37 343	3 308
FRA								
Autres instruments de gestion du risque de taux	517	292	225					
Dérivés sur opérations initiées à des fins d'exploitation :								
Risque de change								
Achats à terme	106	104	2					
Risque matières premières								
Achats à terme	222	111	111					
Ventes à terme	118	59	59					

(1) Données 2004 retraitées en normes IFRS.

V. – Flux de trésorerie et autres informations.

30. – Flux de trésorerie.
A. – Capacité d'autofinancement.
— Autres produits et charges non réalisés par nature :

(En millions d'euros)	2005	2004 (1)
Dotations nettes relatives aux provisions à plus d'un an	210	220
Effets nets du non recouvrement des créances de financement des ventes	167	155
Profits nets sur cessions d'éléments d'actifs	- 194	- 104
Résultat du rachat des titres participatifs	–	121
Evolution de la juste valeur des titres participatifs	271	170
Evolution de la juste valeur des autres instruments financiers	- 93	30
Impôts différés	26	95
Autres	6	61
Autres produits et charges non réalisés	393	748

(1) Données 2004 retraitées en normes IFRS.

B. – Flux de trésorerie des opérations d'exploitation.
— Variation du besoin en fonds de roulement :

(En millions d'euros)	2005	2004 (1)
Diminution / (augmentation) des stocks nets	- 496	- 116
Diminution / (augmentation) des clients de l'Automobile	- 88	161

Diminution / (augmentation) des autres actifs	- 256	59
Augmentation / (diminution) des fournisseurs	364	53
Augmentation / (diminution) des autres passifs	- 127	270
Variation du besoin en fonds de roulement	- 603	427

(1) Données 2004 retraitées en normes IFRS.

C. – Flux de trésoreries liées aux investissements.
— Investissements incorporels et corporels :

(En millions d'euros)	2005	2004 (1)
Acquisitions d'immobilisations incorporelles (note 12-B)	- 880	- 791
Acquisitions d'immobilisations corporelles (note 13-B)	- 3 223	- 3 171
Total acquisitions de la période	- 4 103	- 3 962
Décalage de décaissement	85	39
Investissements incorporels et corporels décaissés	- 4 018	- 3 923

(1) Données 2004 retraitées en normes IFRS.

31. – Parties liées.
A. – Rémunération des dirigeants et administrateurs :
Les rémunérations et avantages assimilés alloués au président de la direction générale et au président du conseil d'administration au titre de l'année 2005 se sont élevés à 12,7 millions d'euros (4,4 millions d'euros en 2004 pour le président-directeur général). Les rémunérations et avantages assimilés comprennent les rémunérations fixes et variables, les charges sociales patronales ainsi que les charges liées aux indemnités de fin de carrière, aux retraites complémentaires et aux plans de stock-options.
La rémunération des administrateurs (jetons de présence) s'est élevée à 552 332 euros en 2005 (540 119 euros en 2004), dont 52 500 euros pour les présidents (28 000 euros en 2004 pour le président-directeur général).

B. Participation de Renault dans Nissan :
Les éléments d'information relatifs à la participation de Renault dans Nissan sont explicités en note 14.

C. Participation de Renault dans AB Volvo :
Les éléments d'information relatifs à la participation de Renault dans AB Volvo sont explicités en note 15.

32. – Engagements hors bilan et passifs éventuels. – Renault, dans le cadre de ses activités, est amené à prendre un certain nombre d'engagements. Certains engagements font l'objet de provisions (engagements liés aux retraites et autres avantages accordés au personnel, litiges).
Les engagements hors bilan et passifs éventuels sont listés ci-après.

A. Opérations courantes :
Le groupe s'est engagé pour les montants suivants :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Avals et cautions donnés pour le compte de la clientèle (Financement des ventes)	–	81
Autres avals, cautions et garanties donnés	518	524
Ouvertures de crédits confirmés pour le compte de la clientèle	2 091	2 221
Commandes fermes d'investissements	826	695
Engagements de location donnés	317	1 114
Actifs nantis, gagés ou hypothéqués	216	186

(1) Données 2004 retraitées en normes IFRS.

Les engagements de location donnés comprennent les loyers provenant de baux irrévocables. Ils s'analysent de la manière suivante :

(En millions d'euros)	31 décembre 2005	31 décembre 2004 (1)
Moins de 1 an	55	132
Entre 1 et 5 ans	207	503
Plus de 5 ans	55	479
Total	317	1 114

(1) Données 2004 retraitées en normes IFRS.

La réduction des engagements de location donnés est due essentiellement à la consolidation de la SCI du plateau de Guyancourt, propriétaire des actifs immobiliers du technocentre (note 4).

B. Opérations spécifiques.
B.1. Véhicules hors d'usage :
La directive européenne 2000/53/EC sur les véhicules hors d'usage publiée en septembre 2000 impose notamment aux États membres de prendre les mesures nécessaires pour :
— Permettre la remise des véhicules hors d'usage à un centre de traitement agréé sans coût supplémentaire pour le dernier détenteur ;
— Atteindre des objectifs spécifiques et progressifs tant en terme de taux de réutilisation des composants de ces véhicules en donnant préférence au recyclage, qu'en terme de valorisation des composants qui peuvent être réutilisés.

Cette directive concerne les véhicules mis sur le marché depuis le 1er juillet 2002 et, à compter du 1er janvier 2007 au plus tard, l'intégralité du parc roulant.
Le groupe constitue des provisions à ce titre, pays par pays, au fur et à mesure de la transposition de cette directive dans chaque législation nationale et lorsque les modalités d'organisation de la filière de recyclage sont déterminées. Ces provisions font l'objet d'une revue régulière afin de prendre en compte l'évolution de la situation de chaque pays.
Pour les pays dont la législation est incomplète, en l'absence de texte réglementaire, il n'est pas possible de déterminer avec certitude si un coût résiduel reste à la charge du groupe.

B.2. Renault Argentina :
Renault Argentina S.A. gère un plan d'épargne dénommé Plan Rombo S.A. destiné à permettre à des groupes d'épargnants d'acquérir un véhicule. Ces épargnants contribuent mensuellement au Plan en vue de la livraison d'un véhicule au terme d'une période définie. Au 31 décembre 2005, Plan Rombo S.A. gère environ 500 groupes d'épargnants. Renault Argentina S.A. et Plan Rombo S.A. sont solidairement responsables de la bonne exécution du plan vis-à-vis des souscripteurs. L'engagement hors bilan du groupe Renault à ce titre s'élève à 105 millions de pesos argentins au 31 décembre 2005.

B.3. Autres engagements :
Les opérations de cessions de filiales ou d'activités réalisées par le groupe sont généralement assorties de clauses de garantie de passif en faveur de l'acquéreur. Au 31 décembre 2005, le groupe n'a pas identifié de risques significatifs liés à ces opérations.
— Renault détient, dans le cadre de cessions partielles de filiales opérées au cours d'exercices antérieurs, des options de vente portant sur tout ou partie de la participation résiduelle. L'exercice de ces options ne générerait pas de conséquences significatives sur les états financiers du groupe ;
— Dans le cadre de l'accord intervenu en avril 2003, lors de la cession par Renault de 51 % de Renault agriculture à la société Claas, Renault et Claas disposent respectivement d'une option de vente et d'une option d'achat pour 29 % du capital de Renault agriculture exerçables dans un délai d'un an à compter du 30 avril 2005 et, respectivement, d'une option de vente et d'une option d'achat pour les 20 % restant, exerçables à compter du 1er janvier 2010.
Les sociétés du groupe font périodiquement l'objet de contrôles fiscaux dans les pays où elles sont implantées. Les rappels d'impôts et taxes acceptés sont comptabilisés par voie de provisions. Les rappels contestés sont pris en compte, au cas par cas, selon des estimations intégrant le risque que le bien-fondé des actions et recours engagés puisse ne pas prévaloir.

33. – Sociétés consolidées. – Sociétés consolidées par intégration globale (filiales) :

Pourcentage d'intérêt du groupe		31 décembre 2005	31 décembre 2004
Automobile :			
Renault S.A.S	France	100	100
Mecanizacion Contable S.A. (meconsa)	Espagne	100	100
Renault Développement Industriel et Commercial (RDIC)	France	100	100
Renault Espana S.A. et ses filiales	Espagne	100	100
Renault Group bv	Pays-Bas	100	100
Société Immobilière Renault Habitation (SIRHA)	France	100	100
Technologie et Exploitation Informatique (TEI)	France	100	100
SCI Plateau de Guyancourt	France	note 4	
Direction de l'ingénierie et des fabrications :			
Auto Châssis International (ACI) le Mans	France	100	100

Auto Châssis International (ACI) Romania	Roumanie	100	100
Auto Châssis International (ACI) Valladolid	Espagne	100	
Auto Châssis International (ACI) Villeurbanne	France	100	100
Cacia	Portugal	100	100
Emboutissage Tôlerie Gennevilliers (ETG)	France	100	100
Fonderie le Mans	France	100	100
Idvu	France	100	100
Maubeuge Construction Automobile (MCA)	France	100	100
Renault Industrie Belgique (RIB)	Belgique	100	100
S.C.I. Parc Industriel du Mans	France	100	100
Snc Renault Cléon	France	100	100
Snc Renault Douai	France	100	100
Snc Renault Flins	France	100	100
Snc Renault le Mans	France	100	100
Snc Renault Sandouville	France	100	100
Société des Automobiles Alpine Renault	France	100	100
Société de Magasinage et de Gestion des Stocks	France	100	100
Société de Transmissions Automatiques	France	80	80
Société de Véhicules Automobiles de Batilly (SOVAB)	France	100	100
Autres sociétés :			
Arkanéo	France	100	100
Car Life siège et ses filiales	France	100	100
France Services Rapides et filiale	France	100	100
Groupe SNR (Société Nouvelle de Roulements)	France	100	100
Grigny LTd	Royaume-uni	100	100
Renault F1 Team LTd 1	Royaume-uni	100	100
Direction commerciale France :			
Renault France Automobiles (RFA) et ses filiales	France	100	100
Direction commerciale Europe :			
Renault Amsterdam	Pays-Bas	100	100
Renault Belgique Luxembourg	Belgique	100	100
Renault Ceska Républica	République Tchèque	100	100
Renault Croatia	Croatie	100	100
Renault Espana Comercial S.A. (RECSA) et ses filiales	Espagne	100	100
Renault Hungaria	Hongrie	100	100
Renault Italia et ses filiales	Italie	100	100
Renault Nissan Deutsche AG et ses filiales	Allemagne	100	100
Renault Nissan Nederland	Pays-Bas	100	100
Renault Nissan Suisse sa	Suisse	100	100
Renault Nissan Osterreich	Autriche	100	100
Renault Polska	Pologne	100	100

Renault Portuguesa	Portugal	100	100
Renault retail group	Royaume-uni	100	100
Renault Nissan Roumanie	Roumanie	100	100
Renault Slovakia	Slovaquie	100	100
Renault Slovenia d.o.o	Slovénie	100	100
Renault U.K	Royaume-uni	100	100
Renault Vienne	Autriche	100	100
Direction des opérations internationales, direction Asie – Pacifique :			
AFM Industrie	Russie	100	100
Avtoframos	Russie	93	76
Dacia et ses filiales	Roumanie	99	99
Sociedad de Fabricacion de Automotores (Sofasa)	Colombie	60	60
Oyak Renault Otomobil Fabrikalari	Turquie	52	52
Renault Algérie	Algérie	100	100
Renault Corporativo S.A. de C.V	Mexique	100	100
Renault Industrie Roumanie	Roumanie	100	
Renault Maroc	Maroc	80	80
Renault Mexico	Mexique	100	100
Renault Samsung Motors	Corée du Sud	70	70
Renault South Africa et filiales	Afrique du Sud	51	
Renault Venezuela	Venezuela	100	100
Revoz	Slovénie	100	100
Mercosur :			
Cofal	Luxembourg	77	77
Groupe Renault Argentina	Argentine	88	67
Renault do Brasil LTDA	Brésil	78	78
Renault do Brasil SA	Brésil	77	77
Direction centrale après-vente :			
Sodicam 2	France	100	100
Sociétés françaises de financement des investissements :			
Société Immobilière de Construction Française pour l'Automobile et la Mécanique (SICOFRAM) et filiale	France	100	100
Société Immobilière d'Epone	France	100	100
Société Immobilière pour l'Automobile et la Mécanique (SIAM)	France	100	100
Sociétés de portefeuille, établissements de crédit et autres :			
Motor Reinsurance Company	Luxembourg	100	100
Renault Holding (fusionnée avec Renault Finance en 2005)	Suisse	–	100
Renault Finance	Suisse	100	100
Société Financière et Foncière (SFF)	France	100	100
Financement des ventes :			
Financement des ventes en France :			
Diac	France	100	100
Diac location	France	100	100
Compagnie de Gestion Rationnelle (COGERA)	France	100	100

RCI Banque	France	100	100
Société de Gestion, d'Exploitation de Services en Moyens Administratifs (SOGESMA)	France	100	100
Financement des ventes à l'étranger :			
Accordia Espana S.A	Espagne	100	100
Consorcio Renault do Brasil	Brésil	100	100
Nissan Finance LTd	Royaume-uni	100	100
RCI Finance CZ sro	République Tchèque	100	
RCI Financial Services Belgique	Belgique	100	100
RCI Financial Services bv	Pays-Bas	100	100
RCI Finanzholding gmbh	Allemagne	100	100
RCI Gest SCA et ses filiales	Portugal	100	100
RCI Leasing gmbh	Allemagne	100	100
Refactor	Italie	100	100
Renault Autofin S.A	Belgique	100	100
RCI Banque AG	Autriche	100	100
RCI Bank Polska	Pologne	100	
RCI Finantare Romania	Roumanie	100	100
Renault Crédit S.A	Suisse	100	100
Renault Crédit Polska	Pologne	100	100
Renault Crédit RT	Hongrie	100	
Renault Financiaciones	Espagne	100	100
RNC (ex Accordia)	Italie	100	100
Sociétés de portefeuille et autres établissements de crédit :			
Renault Acceptance gmbh	Allemagne	100	100
Renault Acceptance LTd	Royaume-uni	100	100
Sociétés de service :			
Artida	Espagne	100	100
Overlease Espagne	Espagne	100	100
RCI Gest Seguros	Portugal	100	100
RCI Versicherungs Service gmbh	Allemagne	100	100
Réalisation, Etudes, Courtage et Assurances (RECA)	France	100	100
Renault do Brasil S/A Corr. De Seguros	Brésil	100	100
Renault Services S.A	Belgique	100	100
Société Internationale de Gestion et de Maintenance Automobile (SIGMA)	France	100	100

— Sociétés consolidées par intégration proportionnelle (co-entreprises) :

Pourcentage d'intérêt du groupe		31 décembre 2005	31 décembre 2004
Automobile :			
Direction de l'ingénierie et des fabrications :			
Française de Mécanique	France	50	50
GIE TA 96	France	50	50
Financement des ventes :			
CFI Renault do Brasil	Brésil	60	60

CIA Arrademento Mercantil Renault do Brasil	Brésil	60	60
RCI Leasing Romania	Roumanie	50	50
Renault Crédit Car	Belgique	50	50
Renault Financial Services LTd (RFS)	Royaume-uni	50	50
Rombo Compania Financiera	Argentine	60	60
RCI Leasing CZ SRO	République Tchèque	50	
Sygma Finance	France	50	50
Overlease Italia	Italie	49	49

— Sociétés consolidées par mise en équivalence (entreprises associées) :

Pourcentage d'intérêt du groupe		31 décembre 2005	31 décembre 2004 (1)
Automobile :			
Groupe AB Volvo	Suède	21,8	21,5
Groupe Nissan	Japon	45,7	45,8
MAIS	Turquie	49	49
Financement des ventes :			
Nissan Renault Finance Mexico	Mexique	15	
Nissan Renault Wholesale Mexico	Mexique	15	15

(1) Données 2004 retraitées en normes IFRS.

Le taux de contrôle diffère du pourcentage d'intérêts du groupe pour l'entité suivante :

Taux de contrôle du Groupe		31 décembre 2005	31 décembre 2004 (1)
Groupe AB Volvo	Suède	21,3	21,2

(1) Données 2004 retraitées en normes IFRS.

VI. – Comparaison normes IFRS / anciennes normes.

34. – Comptes consolidés comparés normes IFRS / anciennes normes

A. Analyse du retraitement de la contribution de Nissan :

La publication de l'exercice 2004 comprenait 5 trimestres de Nissan couvrant la période du 1er octobre 2003 au 31 décembre 2004.

Selon la norme IAS 28 « Comptabilisation des participations dans les entreprises associées », la durée des périodes comptables doit être la même d'un exercice à l'autre. Le groupe Renault a donc retenu, pour l'intégration du résultat de Nissan en 2004, une période de 12 mois du 1er janvier au 31 décembre 2004.

Le trimestre de Nissan couvrant la période du 1er octobre au 31 décembre 2003, soit 432 millions d'euros, a été annulé du résultat des entreprises associées pour être intégré dans les capitaux propres d'ouverture au 1er janvier 2004.

La valeur de la participation dans Nissan au 1er janvier 2004 passe ainsi de 7 219 millions d'euros à 7 086 millions d'euros.

Toutes les présentations de comptes consolidés retraités tiennent compte de ce retraitement de la contribution de Nissan.

B. Comptes de résultats consolidés comparés 2004 normes IFRS / anciennes normes :

(En millions d'euros)	2004		
	En anciennes normes hors trim. Compl. Nissan	Total effets de transition aux normes IFRS	En normes IFRS hors trim. Compl. Nissan
Ventes de biens et services	38 772	151	38 923
Produits du financement des ventes	1 943	- 574	1 369
Chiffre d'affaires	40 715	- 423	40 292
Coûts des biens et services vendus	- 31 162	72	- 31 090
Coût du financement des ventes	- 1 171	259	- 912
Frais de recherche et développement	- 1 383	- 293	- 1 676

Frais généraux et commerciaux	- 4 581	82	- 4 499
Marge opérationnelle	2 418	- 303	2 115
Autres produits et charges d'exploitation	- 270	27	- 243
Résultat d'exploitation	2 148	- 276	1 872
Charges d'intérêts nettes	- 22		- 22
Résultat du rachat des titres participatifs	- 343	222	- 121
Autres produits et charges financiers	17	- 205	- 188
Résultat financier	- 348	17	- 331
Part dans le résultat net des entreprises associées	2 020	- 97	1 923
Nissan	1 767	- 78	1 689
Autres entreprises associées	253	- 19	234
Résultat avant impôts	3 820	- 356	3 464
Impôts courants et différés	- 634	73	- 561
Résultat net	3 186	- 283	2 903
Résultat net – part revenant aux minoritaires	67		67
Résultat net – part revenant au groupe	3 119	- 283	2 836
Résultat net par action en euros (1)	11,73	- 0,57	11,16
Résultat net dilué par action en euros (1)	11,73	- 0,63	11,10
Nombre d'actions retenu (en milliers)			
Pour le résultat net par action	265 960	- 11 792	254 168
Pour le résultat net dilué par action	265 960	- 10 525	255 435

(1) Part du résultat net revenant au groupe rapporté au nombre d'actions indiqué.

C. – Bilans consolidés comparés au 31 décembre 2004 normes IFRS / anciennes normes :

(En millions d'euros)	**31 déc. 2004 en anciennes normes**	**Total effets de transition aux normes IFRS**	**31 déc. 2004 en normes ifrs**
Actif :			
Actifs non courants :			
Immobilisations incorporelles	1 969	688	2 657
Immobilisations corporelles	10 595	1 002	11 597
Participations dans les entreprises associées	9 992	- 279	9 713
Nissan	8 259	- 330	7 929
Autres entreprises associées	1 733	51	1 784
Actifs financiers non courants	769	- 73	696
Impôts différés actifs	451	114	565
Autres actifs non courants	438	- 35	403
Total actifs non courants	24 214	1 417	25 631
Actifs courants :			
Stocks	5 142		5 142
Créances de financement des ventes	20 633	- 826	19 807
Créances clients de l'Automobile	1 878		1 878

Actifs financiers courants	1 248	150	1 398
Autres actifs courants	2 306	92	2 398
Trésorerie et équivalents de trésorerie	5 521		5 521
Total actifs courants	36 728	- 584	36 144
Total actif	60 942	833	61 775

(En millions d'euros)	31 déc. 2004 en anciennes normes	Total effets de transition aux normes IFRS	31 déc. 2004 en normes ifrs
Passif :			
Capitaux propres	16 444	- 580	15 864
Passifs non courants :			
Impôts différés passifs	220	234	454
Provisions – part à plus d'un an	2 137	29	2 166
Passifs financiers non courants	4 858	546	5 404
Autres passifs non courants	442	- 16	426
Total passifs non courants	7 657	793	8 450
Passifs courants :			
Provisions – part à moins d'un an	926	- 16	910
Passifs financiers courants	2 326	121	2 447
Dettes de financement des ventes	20 355	274	20 629
Fournisseurs	7 234		7 234
Dette d'impôts courants	197		197
Autres passifs courants	5 803	241	6 044
Total passifs courants	36 841	620	37 461
Total passif	60 942	833	61 775

D. – Variations des capitaux propres consolidés comparées 2004 normes IFRS / anciennes normes :

(En millions d'euros)	Capital et prime d'émission	Titres d'autocontrôle	Réévaluation des intruments financiers	Écart de conversion	Autres réserves	Résultat net : part revenant au Groupe	Total part revenant au Groupe	Part revenant aux minoritaires	Total capitaux propres
Solde au 31 décembre 2003 en anciennes normes	4 539			- 1 066	7 638	2 480	13 591	395	13 986
Retraitement du trimestre complémentaire de Nissan					- 133		- 133		- 133
Solde au 1er janvier 2004 après retraitement du trimestre complémentaire de Nissan	4 539			- 1 066	7 505	2 480	13 458	395	13 853
Total effets de transition aux normes IFRS		- 519	- 35	1 066	- 887		- 375		- 375
Solde au 1er janvier 2004 en normes IFRS	4 539	- 519	- 35		6 618	2 480	13 083	395	13 478
Affectation du résultat 2003					2 480	- 2 480			
Distribution					- 357		- 357	- 35	- 392
Coût des options d'achat et de souscription d'actions					11		11		11
Variation des autres réserves		11	112	- 216			- 93	8	- 85

Effet des variations de périmètre et d'augmentation de capital								- 51	- 51
Résultat de l'exercice 2004 en normes IFRS						2 836	2 836	67	2 903
Solde au 31 décembre 2004 en normes IFRS	4 539	- 508	77	- 216	8 752	2 836	15 480	384	15 864

E. – Tableaux de flux de trésorerie consolidés comparés 2004 normes IFRS / anciennes normes :

(En millions d'euros)	2004		
	En anciennes normes hors trim. Compl. Nissan	Total effets de transition aux normes IFRS (1)	En normes IFRS hors trim. Compl. Nissan
Résultat net	3 186	- 283	2 903
Annulation des produits et charges non réalisés :			
Dotations nettes aux amortissements	2 266	486	2 752
Part dans le résultat des entreprises associées	- 2 019	96	- 1 923
Dividendes reçus des entreprises associées	552		552
Dotations nettes relatives aux provisions à plus d'un an	224	- 4	220
Résultat du rachat des titres participatifs	343	- 222	121
Effets nets du non recouvrement des créances de financement des ventes	155		155
Profits nets sur cession d'éléments d'actifs	- 117	13	- 104
Évolution de la juste valeur des titres participatifs		170	170
IAS 39 Instruments financiers		30	30
IFRS 2 Paiement fondé sur des actions		11	11
Impôts différés	168	- 73	95
Autres	50		50
Capacité d'autofinancement	4 808	224	5 032
Diminution / (augmentation) des créances de financement des ventes	- 1 202	74	- 1 128
Variation nette des actifs et passifs financiers du Financement des ventes	944		944
Variation du besoin en fonds de roulement	407	20	427
Flux de trésorerie des opérations d'exploitation	4 957	318	5 275
Flux de trésorerie liés aux investissements	- 3 107	- 302	- 3 409
Flux de trésorerie liés au financement	- 861	- 16	- 877
Augmentation de la trésorerie et équivalents de trésorerie	989		989
Solde de la trésorerie et équivalents de trésorerie à l'ouverture	4 276		4 276
Augmentation de la trésorerie	989		989
Effets des variations de change et autres sur la trésorerie	256		256
Solde de la trésorerie et équivalents de trésorerie à la clôture	5 521		5 521

(1) Pour l'analyse du passage aux normes IFRS du résultat 2004 se reporter au rapport annuel 2004 chapitre 3.1.4.2.

F. – Informations sectorielles comparées 2004 normes IFRS / anciennes normes.

F1. Comptes de résultats consolidés par branche :

(En millions d'euros)	Automobile	Financement des ventes	Opérations inter-branches (1)	Total consolidé
2004 en anciennes normes :				
Ventes de biens et services	38 645	127		38 772
Produits du financement des ventes		1 943		1 943
Chiffre d'affaires externe au Groupe	38 645	2 070		40 715
Chiffre d'affaires interbranches	549	249	- 798	
Chiffre d'affaires de la branche	39 194	2 319	- 798	40 715
Marge opérationnelle	1 965	444	9	2 418
Résultat d'exploitation	1 710	429	9	2 148
Résultat financier				- 348
Part dans le résultat des entreprises associées	2 020			2 020
Résultat avant impôts				3 820
Impôts courants et différés				- 634
Résultat net				3 186
2004 : effets de transition aux normes IFRS :				
Ventes de biens et services	- 219	370		151
Produits du financement des ventes		- 574		- 574
Chiffre d'affaires externe au groupe	- 219	- 204		- 423
Chiffre d'affaires interbranches	- 247	- 15	262	
Chiffre d'affaires de la branche	- 466	- 219	262	- 423
Marge opérationnelle	- 325	17	5	- 303
Résultat d'exploitation	- 298	17	5	- 276
Résultat financier				17
Part dans le résultat des entreprises associées	- 97			- 97
Résultat avant impôts				- 356
Impôts courants et différés				73
Résultat net				- 283

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

F1. Comptes de résultats consolidés par branche (suite) :

(En millions d'euros)	Automobile	Financement des ventes	Opérations inter-branches (1)	Total consolidé
2004 en normes IFRS				
Ventes de biens et services	38 426	497		38 923
Produits du financement des ventes		1 369		1 369
Chiffre d'affaires externe au groupe	38 426	1 866		40 292
Chiffre d'affaires interbranches	302	234	- 536	
Chiffre d'affaires de la branche	38 728	2 100	- 536	40 292
Marge opérationnelle	1 640	461	14	2 115
Résultat d'exploitation	1 412	446	14	1 872
Résultat financier				- 331
Part dans le résultat des entreprises associées	1 923			1 923
Résultat avant impôts				3 464
Impôts courants et différés				- 561
Résultat net				2 903

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

F2. Bilans consolidés par branche :

(En millions d'euros)	Automobile	Financement des ventes	Opérations inter-branches (1)	Total consolidé
31 décembre 2004 en anciennes normes :				
Actifs non courants :				
Immobilisations incorporelles et corporelles	11 991	760	- 187	12 564
Participations dans les entreprises associées	9 992			9 992
Actifs financiers non courants	2 879	14	- 2 124	769
Impôts différés actifs et autres actifs non courants	690	137	62	889
Actifs courants :				
Stocks	5 130	12		5 142
Créances sur la clientèle	1 988	20 967	- 444	22 511
Actifs financiers courants	1 348	526	- 626	1 248
Autres actifs courants	1 753	665	- 112	2 306
Trésorerie et équivalents de trésorerie	4 451	1 074	- 4	5 521
Total actif	40 222	24 155	- 3 435	60 942
Capitaux propres	16 476	1 717	- 1 749	16 444
Passifs non courants :				
Impôts différés passifs et part à plus d'un an des provisions	2 158	154	45	2 357
Passifs financiers non courants	4 843	407	- 392	4 858
Autres passifs non courants	375	67		442
Passifs courants :				
Provisions – part à moins d'un an	857	69		926
Passifs financiers courants	2 860		- 534	2 326
Dettes de financement des ventes		20 947	- 592	20 355
Fournisseurs	7 307		- 73	7 234
Autres passifs courants et dette d'impôts courants	5 346	794	- 140	6 000
Total passif	40 222	24 155	- 3 435	60 942

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

F2. Bilans consolidés par branche (suite) :

(En millions d'euros)	Automobile	Financement des ventes	Opérations inter-branches (1)	Total consolidé
2004 : effets de transition aux normes IFRS :				
Actifs non courants :				
Immobilisations incorporelles et corporelles	1 823	- 232	99	1 690
Participations dans les entreprises associées	- 279			- 279
Actifs financiers non courants	29	- 2	- 100	- 73
Impôts différés actifs et autres actifs non courants	109	3	- 33	79
Actifs courants :				
Stocks				
Créances sur la clientèle		- 821	- 5	- 826
Actifs financiers courants	150			150
Autres actifs courants	- 3	1 299	- 1 204	92
Trésorerie et équivalents de trésorerie				
Total actif	1 829	247	- 1 243	833

Capitaux propres	- 643	97	- 34	- 580
Passifs non courants :				
Impôts différés passifs et part à plus d'un an des provisions	181	82		263
Passifs financiers non courants	546			546
Autres passifs non courants		- 16		- 16
Passifs courants				
Provisions – part à moins d'un an	- 11	- 5		- 16
Passifs financiers courants	121			121
Dettes de financement des ventes		279	- 5	274
Fournisseurs				
Autres passifs courants et dette d'impôts courants	1 635	- 190	- 1 204	241
Total passif	1 829	247	- 1 243	833

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

F2. Bilans consolidés par branche (suite) :

(En millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé
31 décembre 2004 en normes IFRS :				
Actifs non courants :				
Immobilisations incorporelles et corporelles	13 814	528	- 88	14 254
Participations dans les entreprises associées	9 713			9 713
Autres actifs financiers non courants	2 908	12	- 2 224	696
Impôts différés actifs et autres actifs non courants	799	140	29	968
Actifs courants :				
Stocks	5 130	12		5 142
Créances sur la clientèle	1 988	20 146	- 449	21 685
Actifs financiers courants	1 498	526	- 626	1 398
Autres actifs courants	1 750	1 964	- 1 316	2 398
Trésorerie et équivalents de trésorerie	4 451	1 074	- 4	5 521
Total actif	42 051	24 402	- 4 678	61 775
Capitaux propres	15 833	1 814	- 1 783	15 864
Passifs non courants :				
Impôts différés passifs et part à plus d'un an des provisions	2 339	236	45	2 620
Passifs financiers non courants	5 389	407	- 392	5 404
Autres passifs non courants	375	51		426
Passifs courants :				
Provisions – part à moins d'un an	846	64		910
Passifs financiers courants	2 981		- 534	2 447
Dettes de financement des ventes		21 226	- 597	20 629
Fournisseurs	7 307		- 73	7 234
Autres passifs courants et dette d'impôts courants	6 981	604	- 1 344	6 241
Total passif	42 051	24 402	- 4 678	61 775

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

F3. Tableaux de flux de trésorerie consolidés par branche :

(En millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé

2004 en anciennes normes				
Résultat net	3 020	261	- 95	3 186
Annulation des produits et charges non réalisés :				
Dotations nettes aux amortissements	2 133	195	- 62	2 266
Part dans le résultat des entreprises associées	- 2 019			- 2 019
Dividendes reçus des entreprises associées	552			552
Dotations nettes relatives aux provisions à plus d'un an	236	- 12		224
Résultat du rachat des titres participatifs	343			343
Autres produits et charges non réalisés	86	165	5	256
Capacité d'autofinancement	4 351	609	- 152	4 808
Diminution / (augmentation) des créances de financement des ventes		- 1 190	- 12	- 1 202
Variation nette des actifs et passifs financiers du Financement des ventes		892	52	944
Variation du besoin en fonds de roulement	401	37	- 31	407
Flux de trésorerie des opérations d'exploitation	4 752	348	- 143	4 957
Investissements incorporels	- 788	- 3		- 791
Investissements corporels	- 2 177	- 766	251	- 2 692
Produits des cessions d'actifs corporels et incorporels	142	496	- 169	469
Investissements en titres de participation, nets des cessions et autres	- 85	- 8		- 93
Flux de trésorerie liés aux investissements	- 2 908	- 281	82	- 3 107
Flux de trésorerie avec les actionnaires	- 400	- 100	100	- 400
Variation nette des actifs et passifs financiers de l'Automobile	- 464		3	- 461
Flux de trésorerie liés au financement	- 864	- 100	103	- 861
Augmentation / (diminution) de la trésorerie et équivalents de trésorerie	980	- 33	42	989

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

F3. Tableaux de flux de trésorerie consolidés par branche (suite) :

(En millions d'euros)	Automobile	Financement des ventes	Opérations inter-branches (1)	Total consolidé
2004 : effets de transition aux normes IFRS :				
Résultat net	- 295	10	2	- 283
Annulation des produits et charges non réalisés :				
Dotations nettes aux amortissements	529	- 91	48	486
Part dans le résultat des entreprises associées	96			96
Dividendes reçus des entreprises associées				
Dotations nettes relatives aux provisions à plus d'un an	- 4			- 4
Résultat du rachat des titres participatifs	- 222			- 222
Autres produits et charges non réalisés	141	9	1	151
Capacité d'autofinancement	245	- 72	51	224
Diminution / (augmentation) des créances de financement des ventes		58	16	74
Variation nette des actifs et passifs financiers du Financement des ventes				
Variation du besoin en fonds de roulement	131	- 111		20
Flux de trésorerie des opérations d'exploitation	376	- 125	67	318
Investissements incorporels				

Investissements corporels	- 724	461	- 177	- 440
Produits des cessions d'actifs corporels et incorporels	348	- 336	126	138
Investissements en titres de participation, nets des cessions et autres				
Flux de trésorerie liés aux investissements	- 376	125	- 51	- 302
Flux de trésorerie avec les actionnaires				
Variation nette des actifs et passifs financiers de l'Automobile			- 16	- 16
Flux de trésorerie liés au financement			- 16	- 16
Augmentation / (diminution) de la trésorerie et équivalents de trésorerie				

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

F3. Tableaux de flux de trésorerie consolidés par branche (suite) :

(En millions d'euros)	Automobile	Financement des ventes	Opérations inter-branches (1)	Total consolidé
2004 en normes IFRS				
Résultat net	2 725	271	- 93	2 903
Annulation des produits et charges non réalisés :				
Dotations nettes aux amortissements	2 662	104	- 14	2 752
Part dans le résultat des entreprises associées	- 1 923			- 1 923
Dividendes reçus des entreprises associées	552			552
Dotations nettes relatives aux provisions à plus d'un an	232	- 12		220
Résultat du rachat des titres participatifs	121			121
Autres produits et charges non réalisés	227	174	6	407
Capacité d'autofinancement	4 596	537	- 101	5 032
Diminution / (augmentation) des créances de financement des ventes		- 1 132	4	- 1 128
Variation nette des actifs et passifs financiers du financement des ventes		892	52	944
Variation du besoin en fonds de roulement	532	- 74	- 31	427
Flux de trésorerie des opérations d'exploitation	5 128	223	- 76	5 275
Investissements incorporels	- 788	- 3		- 791
Investissements corporels	- 2 901	- 305	74	- 3 132
Produits des cessions d'actifs corporels et incorporels	490	160	- 43	607
Investissements en titres de participation, nets des cessions et autres	- 85	- 8		- 93
Flux de trésorerie liés aux investissements	- 3 284	- 156	31	- 3 409
Flux de trésorerie avec les actionnaires	- 400	- 100	100	- 400
Variation nette des actifs et passifs financiers de l'automobile	- 464		- 13	- 477
Flux de trésorerie liés au financement	- 864	- 100	87	- 877
Augmentation / (diminution) de la trésorerie et équivalents de trésorerie	980	- 33	42	989

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

G. – Analyse de la transition IFRS / anciennes normes du compte de résultat consolidé année 2004 :

(En millions d'euros)	2004 en anciennes normes hors trim.compl. Nissan	IAS 12 Impôt différé (1)	IAS 17 Ventes avec clause de rachat (2)	IAS 32 Titres d'auto-contrôle (3)	IAS 39 Instru-ments financiers (4)	IAS 39 Titres participatifs (5)	IFRS 1 / IAS 19 Ecarts actua-riels / retraite (6)	IFRS 1 / IAS 21 Ecarts de conver-sion (7)
Ventes de biens et services	38 772		151					
Produits du financement des ventes	1 943		- 454		- 120			
Chiffre d'affaires	40 715		- 303		- 120			
Coûts des biens et services vendus	- 31 162		80		- 1			
Coût du financement des ventes	- 1 171		143		116			
Frais de recherche et développement	- 1 383							
Frais généraux et commerciaux	- 4 581		51		31			
Marge opérationnelle	2 418		- 29		26			
Autres produits et charges d'exploitation	- 270				- 3			
Résultat d'exploitation	2 148		- 29		23			
Produits (charges) d'intérêts nets	- 22							
Résultat du rachat des titres participatifs	- 343					222		
Autres produits et charges financiers nets	17				- 35	- 170		
Résultat financier	- 348				- 35	52		
Part dans le résultat des entreprises associées	2 020							
Nissan - 12 mois	1 767							
Autres entreprises associées	253							
Résultat avant impôts	3 820		- 29		- 12	52		
Impôts courants et différés	- 634	- 23	11		2	- 18		
Résultat net	3 186	- 23	- 18		- 10	34		

(1) Principalement impôt différé sur les différences temporelles entre la valeur consolidée et la valeur fiscale des participations dans les entreprises associées (coût du "frottement" fiscal qui résulterait de la distribution de leurs résultats par ces sociétés).
(2) Ventes avec clause de rachat : contrats de plus de 36 mois. Les véhicules ne sont plus considérés comme vendus, mais loués.
Chiffre d'affaires : la vente est annulée et remplacée par un produit de location étalé sur la durée du contrat.
Coût des biens et services vendus/coût du financement des ventes : le coût des biens vendus est annulé et remplacé par l'amortissement des véhicules immobilisés.
La ventilation des effets de transition aux normes IFRS par ligne de chiffre d'affaires a été revue depuis la présentation des comptes consolidés retraités en normes IFRS du rapport annuel d'activité 2004. Il en est de même pour la ventilation par nature de coûts (coûts des biens et services vendus / coûts du financement des ventes).
(3) Les résultats de cession des titres d'autocontrôle n'affectent plus le résultat mais sont reconnus directement en capitaux propres.
(4) Les impacts sur la marge opérationnelle concernent la branche Financement des ventes, les impacts sur le résultat financier concernent la branche automobile.

(5) Les titres participatifs étant évalués à leur valeur de marché à l'ouverture, la perte réalisée lors du rachat des titres en 2004 est diminuée de 222 millions d'euros. La moins-value latente sur les titres restants, résultant de l'évolution de leur juste valeur sur l'exercice, s'élève à 170 millions d'euros.
(6) Le groupe a décidé de reconnaître les écarts actuariels non comptabilisés dans la provision pour retraite des sociétés intégrées au 1er janvier 2004. Ces écarts actuariels non comptabilisés ne dépassant pas le corridor et n'entraînant l'enregistrement d'aucune charge ou produit en 2004, aucun impact n'est constaté sur le résultat 2004.
(7) Les écarts de conversion au 1er janvier ont été reclassés vers les autres réserves. Etant donné qu'il n'y a pas eu de cession d'activité à l'étranger en 2004, l'impact sur le résultat de l'exercice 2004 est nul.

G. – Analyse de la transition IFRS / anciennes normes du compte de résultat consolidé année 2004 (suite) :

en millions d'euros	IFRS 1 / IAS 23 Coûts d'emprunt (8)	IFRS 1 /IAS 38 Frais de développement (9)	IFRS 2 Paiement fondé sur des actions (10)	IFRS 3 Regrou-pements d'entre-prises hors entreprises associées (11)	Effets de transition aux normes IFRS des entreprises associées (12)	Total effets de transition aux normes IFRS	2004 en normes IFRS
Ventes de biens et services						151	38 923
Produits du financement des ventes						- 574	1 369

Chiffre d'affaires						- 423	40 292
Coûts des biens et services vendus	4		- 11			72	- 31 090
Coût du financement des ventes						259	- 912
Frais de recherche et développement		- 293				- 293	- 1 676
Frais généraux et commerciaux						82	- 4 499
Marge opérationnelle	4	- 293	- 11			- 303	2 115
Autres produits et charges d'exploitation				30		27	- 243
Résultat d'exploitation	4	- 293	- 11	30		- 276	1 872
Produits (charges) d'intérêts nets							- 22
Résultat du rachat des titres participatifs						222	- 121
Autres produits et charges financiers nets						- 205	- 188
Résultat financier						17	- 331
Part dans le résultat des entreprises associées					- 97	- 97	1 923
Nissan – 12 mois					- 78	- 78	1 689
Autres entreprises associées					- 19	- 19	234
Résultat avant impôts	4	- 293	- 11	30	- 97	- 356	3 464
Impôts courants et différés	- 1	102				73	- 561
Résultat net	3	- 191	- 11	30	- 97	- 283	2 903

(8) Le groupe ayant décidé de ne plus capitaliser ses coûts d'emprunt, l'amortissement de l'exercice 2004 des coûts d'emprunt précédemment capitalisés est annulé.
(9) La charge correspond à la dotation annuelle aux amortissements des frais de développement antérieurs à 2002 immobilisés au 1er janvier 2004.
(10) La valorisation des plans d'options d'achat d'actions attribués aux salariés, étalée linéairement entre la date d'octroi et la date d'acquisition, amène le groupe à constater une charge de 11 millions d'euros en 2004.
(11) Selon la norme IFRS 3, le groupe a cessé d'amortir ses goodwills. L'impact est de 30 millions d'euros, hors entreprises associées.
(12) Les effets de la transition aux normes IFRS des entreprises associées concernent principalement Nissan. L'analyse par normes de ces effets est communiquée dans le rapport annuel 2004 au chapitre 3.1.4.2 « Mise en oeuvre des normes IFRS en 2005 ».

H. – Analyse de la transition IFRS / anciennes normes du bilan consolidé au 31 décembre 2004 – Actif :

(En millions d'euros)	**31 décembre 2004 en anciennes normes (13)**	**IAS12 Impôt différé (1)**	**IAS 17 Ventes avec clause de rachat (2)**	**IAS 32 Titres d'autocontrôle (3)**	**IAS39 Instruments financiers (4)**	**IAS 39 Titres participatifs (5)**	**IFRS 1 / IAS 19 Écarts actuariels/retraite (6)**	**IFRS 1 / IAS 21 Écarts de conversion (7)**
Actif :								
Actifs non courants :								
Immobilisations incorporelles	1 969							
Immobilisations corporelles	10 595		1 015					
Participations dans les entreprises associées	9 992							
Nissan	8 259							
Autres entreprises associées	1 733							
Actifs financiers non courants	769			- 509	436			
Impôts différés actifs	451	- 32	142	- 1	- 50	111	12	
Autres actifs non courants	438				- 35			
Actifs courants :								
Stocks	5 142							
Créances de financement des ventes	20 633		- 1 010		184			
Créances clients de l'automobile	1 878							
Actifs financiers courants	1 248				150			
Autres actifs courants	2 306				92			

Trésorerie et équivalents de trésorerie	5 521							
Total actif	60 942	- 32	147	- 510	777	111	12	

(1) Principalement impôt différé sur les différences temporelles entre la valeur consolidée et la valeur fiscale des participations dans les entreprises associées (coût du « Frottement » fiscal qui résulterait de la distribution de leurs résultats par ces sociétés).
(2) Ventes avec clause de rachat : contrats de plus de 36 mois. Les véhicules ne sont plus considérés comme vendus mais loués.
Ils sont immobilisés à leur coût de revient et amortis sur la durée du contrat. Les loyers perçus d'avance sont comptabilisés en « Autres passifs courants ».
(3) Les titres d'autocontrôle sont déduits des capitaux propres pour leur coût d'acquisition.
(4) Les impacts sur les postes d'actifs financiers sont essentiellement liés aux variations de juste valeur des instruments dérivés. Les impacts sur les postes de passifs financiers sont liés aux variations de juste valeur des dettes couvertes, et aux variations de juste valeur des instruments dérivés.
(5) Les titres participatifs sont évalués à leur valeur de marché. L'impact, avant impôts différés, sur l'endettement du Groupe est de 318 millions d'euros. L'impact, après impôts différés, à l'ouverture, est enregistré dans les capitaux propres.
(6) Le groupe a décidé de reconnaître les écarts actuariels non comptabilisés dans la provision pour retraite des sociétés intégrées au 1er janvier 2004, soit une augmentation de la provision pour retraite de 39 millions d'euros.

(7) Conformément à l'option laissée par IFRS 1, la réserve d'écarts de conversion au 1er janvier 2004 a été reclassée vers les « Autres réserves ». Ce reclassement n'a pas d'impact sur les capitaux propres.
(13) Les actifs et passifs sur filiales et co-entreprises non consolidées (titres, prêts et emprunts), les dépôts de garantie, les dérivés actifs de la branche financement des ventes, classés en actifs et passifs financiers dans les comptes consolidés retraités en normes IFRS présentés dans le rapport annuel d'activité 2004, ont été reclassés en autres actifs et passifs d'exploitation.

H. – Analyse de la transition IFRS / anciennes normes du bilan consolidé au 31 décembre 2004 – Actif (suite) :

(En millions d'euros)	**IFRS 1 / IAS 23 Coûts d'emprunt (8)**	**IFRS 1 / IAS 38 Frais de dévelop-pement (9)**	**IFRS 2 Paiement fondé sur des actions (10)**	**IFRS 3 Regroupements d'entreprises hors entreprises associées (11)**	**Effets de transition aux normes IFRS des entreprises associées (12)**	**Total effets de transition aux normes IFRS**	**31 décembre 2004 en normes IFRS**
Actif :							
Actifs non courants :							
Immobilisations incorporelles		681		7		688	2 657
Immobilisations corporelles	- 13					1 002	11 597
Participations dans les entreprises associées					- 279	- 279	9 713
Nissan					- 330	- 330	7 929
Autres entreprises associées					51	51	1 784
Actifs financiers non courants						- 73	696
Impôts différés actifs	3	- 71				114	565
Autres actifs non courants						- 35	403
Actifs courants :							
Stocks							5 142
Créances de financement des ventes						- 826	19 807
Créances clients de l'automobile							1 878
Actifs financiers courants						150	1 398
Autres actifs courants						92	2 398
Trésorerie et équivalents de trésorerie							5 521
Total actif	- 10	610		7	- 279	833	61 775

8) Le groupe ayant décidé de ne plus capitaliser ses coûts d'emprunt, leur valeur nette a été annulée par la contrepartie des capitaux propres au 1er janvier 2004.
(9) L'impact sur les immobilisations incorporelles correspond à la constatation en immobilisations des frais de développement antérieurs à 2002 et à l'amortissement cumulé de ces immobilisations au 31 décembre 2004.
(10) La valorisation des plans d'options d'achat d'actions attribués aux salariés, étalée linéairement entre la date d'octroi et la date d'acquisition amène le groupe à constater une charge de 11 millions d'euros en 2004. Cette charge étant comptabilisée directement en diminution des capitaux propres, l'impact sur les capitaux propres est nul.
(11) Selon la norme IFRS 3, le groupe a cessé d'amortir ses goodwills et comptabilise désormais les goodwills négatifs en résultat. Ces derniers ont été annulés par la contrepartie des capitaux propres au 1er janvier 2004, et le groupe a cessé d'amortir ses goodwills à partir du 1er janvier 2004.
(12) Les effets de la transition aux normes IFRS des entreprises associées concernent principalement Nissan. L'analyse par normes de ces effets est communiquée dans le rapport annuel 2004, au chapitre 3.1.4.2 « Mise en oeuvre des normes IFRS en 2005 ». Ces effets intègrent l'annulation des goodwills négatifs, concernant les entreprises associées, par la contrepartie des capitaux propres au 1er janvier 2004.

H. – Analyse de la transition IFRS / anciennes normes du bilan consolidé au 31 décembre 2004 – Passif :

(En millions d'euros)	**31 décembre 2004 en anciennes normes (13)**	**IAS 12 Impôt différé (1)**	**IAS 17 Ventes avec clause de rachat (2)**	**IAS 32 Titres d'autocontrôle (3)**	**IAS 39 Instruments financiers (4)**	**IAS 39 Titres participatifs (5)**	**IFRS 1 / IAS 19 Écarts actuariels/retraite (6)**	**IFRS 1 / IAS 21 Écarts de conversion (7)**
Capitaux propres	16 444	- 41	- 256	- 508	288	- 207	- 27	
Passifs non courants :								
Impôts différés passifs	220	9			60			
Provisions – part à plus d'un an	2 137			- 2			39	
Passifs financiers non courants	4 858				228	318		
Autres passifs non courants	442				- 16			
Passifs courants :								
Provisions – part à moins d'un an	926		- 10		- 6			
Passifs financiers courants	2 326				121			
Dettes de financement des ventes	20 355				274			
Fournisseurs	7 234							
Dette d'impôts courants	197							
Autres passifs courants	5 803		413		- 172			
Total passif	60 942	- 32	147	- 510	777	111	12	

(1) Principalement impôt différé sur les différences temporelles entre la valeur consolidée et la valeur fiscale des participations dans les entreprises associées (coût du « Frottement » fiscal qui résulterait de la distribution de leurs résultats par ces sociétés).
(2) Ventes avec clause de rachat : contrats de plus de 36 mois. Les véhicules ne sont plus considérés comme vendus mais loués. Ils sont immobilisés à leur coût de revient et amortis sur la durée du contrat. Les loyers perçus d'avance sont comptabilisés en « Autres passifs courants ».
(3) Les titres d'autocontrôle sont déduits des capitaux propres pour leur coût d'acquisition.
(4) Les impacts sur les postes d'actifs financiers sont essentiellement liés aux variations de juste valeur des instruments dérivés. Les impacts sur les postes de passifs financiers sont liés aux variations de juste valeur des dettes couvertes, et aux variations de juste valeur des instruments dérivés.
(5) Les titres participatifs sont évalués à leur valeur de marché. L'impact, avant impôts différés, sur l'endettement du groupe est de 318 millions d'euros. L'impact, après impôts différés, à l'ouverture, est enregistré dans les capitaux propres.
(6) Le groupe a décidé de reconnaître les écarts actuariels non comptabilisés dans la provision pour retraite des sociétés intégrées au 1er janvier 2004, soit une augmentation de la provision pour retraite de 39 millions d'euros.

(7) Conformément à l'option laissée par IFRS 1, la réserve d'écarts de conversion au 1er janvier 2004 a été reclassée vers les « Autres réserves ». Ce reclassement n'a pas d'impact sur les capitaux propres.
(13) Les actifs et passifs sur filiales et co-entreprises non consolidées (titres, prêts et emprunts), les dépôts de garantie, les dérivés actifs de la branche Financement des ventes, classés en actifs et passifs financiers dans les comptes consolidés retraités en normes IFRS présentés dans le rapport annuel d'activité 2004, ont été reclassés en autres actifs et passifs d'exploitation.

H. – Analyse de la transition IFRS / anciennes normes du bilan consolidé au 31 décembre 2004 – Passif (suite) :

(En millions d'euros)	IFRS 1 / IAS 23 Coûts d'emprunt (8)	IFRS 1 / IAS 38 Frais de dévelop-pement (9)	IFRS 2 Paiement fondé sur des actions (10)	IFRS 3 Regrou-pements d'entre-prises hors entreprises associées (11)	Effets de transition aux normes IFRS des entreprises associées (12)	Total effets de transition aux normes IFRS	31 décembre 2004 en normes IFRS
Capitaux propres	- 8	443		15	- 279	- 580	15 864
Passifs non courants :							
Impôts différés passifs	- 2	167				234	454
Provisions – part à plus d'un an				- 8		29	2 166
Passifs financiers non courants						546	5 404
Autres passifs non courants						- 16	426
Passifs courants :							
Provisions – part à moins d'un an						- 16	910
Passifs financiers courants						121	2 447
Dettes de financement des ventes						274	20 629
Fournisseurs							7 234
Dette d'impôts courants							197
Autres passifs courants						241	6 044
Total passif	- 10	610		7	- 279	833	61 775

(8) Le groupe ayant décidé de ne plus capitaliser ses coûts d'emprunt, leur valeur nette a été annulée par la contrepartie des capitaux propres au 1er janvier 2004.
(9) L'impact sur les immobilisations incorporelles correspond à la constatation en immobilisations des frais de développement antérieurs à 2002 et à l'amortissement cumulé de ces immobilisations au 31 décembre 2004.
(10) La valorisation des plans d'options d'achat d'actions attribués aux salariés, étalée linéairement entre la date d'octroi et la date d'acquisition amène le groupe à constater une charge de 11 millions d'euros en 2004. Cette charge étant comptabilisée directement en diminution des capitaux propres, l'impact sur les capitaux propres est nul.
(11) Selon la norme IFRS 3, le groupe a cessé d'amortir ses goodwills et comptabilise désormais les goodwills négatifs en résultat. Ces derniers ont été annulés par la contrepartie des capitaux propres au 1er janvier 2004, et le groupe a cessé d'amortir ses goodwills à partir du 1er janvier 2004.
(12) Les effets de la transition aux normes IFRS des entreprises associées concernent principalement Nissan. L'analyse par normes de ces effets est communiquée dans le rapport annuel 2004, au chapitre 3.1.4.2 « Mise en oeuvre des normes IFRS en 2005 ». Ces effets intègrent l'annulation des goodwills négatifs, concernant les entreprises associées, par la contrepartie des capitaux propres au 1er janvier 2004.

I. – Analyse de la transition IFRS / anciennes normes des capitaux propres consolidés.

I. – 1. Analyse de la transition IFRS / anciennes normes des capitaux propres consolidés 1er janvier 2004 :

(En millions d'euros)	Capital et prime d'émission	Titres d'auto-contrôle	Réévaluation des intruments financiers	Ecart de conversion	Autres réserves	Résultat net : part revenant au Groupe	Total part revenant au Groupe	Part revenant aux mino-ritaires	Total capitaux propres au 1 er janvier 2004
Solde au 1er janvier 2004 en anciennes normes	4 539			- 1 066	7 638	2 480	13 591	395	13 986
Retraitement du trimestre complémentaire de Nissan					- 133		- 133		- 133
Solde au 1er janvier 2004 après retraitement du trimestre complémentaire de Nissan	4 539			- 1 066	7 505	2 480	13 458	395	13 853
IAS 12 impôt différé					- 18		- 18		- 18
IAS 17 ventes avec clause de rachat					- 238		- 238		- 238
IAS 32 titres d'autocontrôle		- 519					- 519		- 519
IAS 39 instruments financiers			- 35		221		186		186

IAS 39 titres participatifs					- 241		- 241		- 241
IFRS 1 / IAS 19 Ecarts actuariels/retraite					- 27		- 27		- 27
IFRS 1 / IAS 21 écarts de conversion				1 066	- 1 066				
IFRS 1 / IAS 23 coûts d'emprunt					- 11		- 11		- 11
IFRS 1 / IAS 38 frais de développement					634		634		634
IFRS 2 paiement fondé sur des actions									
IFRS 3 regroupements d'entreprises					- 14		- 14		- 14
Effets transition aux normes IFRS des entreprises associées					- 127		- 127		- 127
Total effets de transition aux normes IFRS		- 519	- 35	1 066	- 887		- 375		- 375
Solde au 1er janvier 2004 en normes IFRS	4 539	- 519	- 35		6 618	2 480	13 083	395	13 478

I. – 2. Analyse de la transition IFRS / anciennes normes des capitaux propres consolidés au 31 décembre 2004 :

(En millions d'euros)	Capital et prime d'émission	Titres d'auto-contrôle	Réévaluation des intruments financiers	Écart de conversion	Autres réserves	Résultat net : part revenant au Groupe	Total part revenant au Groupe	Part revenant aux mino-ritaires	Total capitaux propres au 31 décembre 2004
Solde au 31 décembre 2004 en anciennes normes	4 539			- 1 791	9 761	3 551	16 060	384	16 444
Retraitement du trimestre complémentaire de Nissan				565	- 133	- 432			
Solde au 31 décembre 2004 après retraitement du trimestre complémentaire de Nissan	4 539			- 1 226	9 628	3 119	16 060	384	16 444
IAS 12 impôt différé					- 18	- 23	- 41		- 41
IAS 17 ventes avec clause de rachat					- 238	- 18	- 256		- 256
IAS 32 titres d'autocontrôle		- 508					- 508		- 508
IAS 39 instruments financiers			77		221	- 10	288		288
IAS 39 titres participatifs					- 241	34	- 207		- 207
IFRS 1 / IAS 19 écarts actuariels/retraite					- 27		- 27		- 27
IFRS 1 / IAS 21 écarts de conversion				1 066	- 1 066				
IFRS 1 / IAS 23 coûts d'emprunt					- 11	3	- 8		- 8
IFRS 1 / IAS 38 frais de développement					634	- 191	443		443
IFRS 2 paiement fondé sur des actions					11	- 11			
IFRS 3 regroupements d'entreprises				- 1	- 14	30	15		15

Effets transition aux normes IFRS des entreprises associées				- 55	- 127	- 97	- 279		- 279
Total effets de transition aux normes IFRS		- 508	77	1 010	- 876	- 283	- 580		- 580
Solde au 31 décembre 2004 en normes IFRS	4 539	- 508	77	- 216	8 752	2 836	15 480	384	15 864

0602868

2005 Registration Document



RENAULT

1 Renault and the Group

1.1 Presentation of Renault and the Group

1.1.1 Key figures

FIVE-YEAR CONSOLIDATED FIGURES (PUBLISHED FIGURES)[1] ✦

(€ million)	2005	2004	2003	2002	2001
Revenues	41,338	40,292	37,525	36,336	36,351
Operating margin	1,323	2,115	1,402	1,483	473
Share in Nissan Motor net income	2,275	1,689	1,705	1,335	497
Net income – Renault share	3,367	2,836	2,480	1,956	1,051
Earnings per share (€)	13.19	11.16	9.32	7.53	4.38
Capital	1,086	1,086	1,086	1,086	923
Shareholders' equity	19,661	15,864	13,591	11,828	10,051
Total assets	68,411	61,775	58,291	53,228	50,129
Dividends (€)	2.4[2]	1.8	1.4	1.15	0.92
Cash flow	4,470	5,032	3,560	3,578	1,688
Net automotive debt	2,252	1,567	1,748	2,495	3,927
Total workforce at December 31	126,584*	124,277*	125,128*	127,864*	137,108*

** Excluding employees under the early retirement scheme*

(1) This information is for reference only and is not always directly comparable year-on-year, since it may include changes in scope and/or accounting practices. Only 2004 data have been restated to IFRS.

(2) Dividend proposal to AGM of May 4, 2006.

Renault shareholders at December 31, 2005

TOTAL SHARE CAPITAL


3.6%
Employees
15%
Nissan
3.35%
Treasury stock
15.33%
French state
62.72%
Public

VOTING RIGHTS


18.8%
French state
76.8%
Public
4.4%
Employees

See Chapter 7, paragraph 7.2.6 for more information.

1.1.2 Background and highlights

1898

Société Renault Frères was formed to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission. Based in the Paris suburb of Billancourt, the company achieved international renown through its success in motor sports, and initially specialized in the construction of passenger cars and taxis. During the First World War, it produced substantial volumes of trucks, light tanks and aircraft engines.

1922

Having expanded strongly in the passenger car and commercial vehicle markets, Renault became a limited company. Establishing production centers in France and abroad, Renault gradually emerged as the French market leader.

1945

The company was nationalized in January. It was renamed "Régie Nationale des Usines Renault" and concentrated on producing the 4CV.

1972

The launch of the Renault 5, which remains one of the Group's best-selling models ever.

1980

Through to the mid-1980s, Renault followed a strategy of diversification in the industrial, financial and service sectors, while at the same time growing its manufacturing and commercial activities internationally. But in 1984, the company ran into financial difficulties. As a result, it concentrated on restructuring and refocusing on core businesses, and returned to profit in 1987.

1990

Renault became a limited company once again. In the same year, it signed an agreement for close cooperation with the Volvo group. And in 1991 the two groups linked their automobile and commercial vehicle businesses via cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.

1994

On November 17, the French government opened Renault to outside capital, a first step towards privatization, which took place in July 1996.

1998

Celebrating its centenary, Renault opened the Technocentre in Guyancourt, bringing together the design and development teams, and the body assembly plant in Curitiba, Brazil.

1999

This year marked the start of a new era in Renault's history with the signing of an Alliance with Nissan, on March 27 in Tokyo. In the same year, Renault acquired a new brand by taking a 51% stake in Romanian carmaker Dacia.

2000

Renault raised its stake in Dacia to 80.1% and acquired a new brand – Samsung Motors in South Korea.

2001

Renault and Volvo joined forces to form the world's second-biggest truck manufacturer. Renault became the main shareholder in the Volvo group, with a 20% stake, after selling the Renault V.I./Mack group to Volvo.

2002

Renault and Nissan implemented the second stage of their Alliance, aimed at strengthening their equity ties and creating a joint strategic structure. Renault raised its stake in Nissan from 36.8% to 44.4%. At the same time Nissan took a 15% ownership interest in Renault. Coinciding with the strengthening of the Alliance, the French state reduced its holding in Renault to 25.9%. The government's ownership interest was then further reduced to 15.7% by selling shares both to company employees and on the market.

2003

The year of Mégane II, with five new body types following on from the two vehicles launched in 2002. With Scénic II, Grand Scénic (unveiled in 2003 and launched early in 2004), Mégane coupé-cabriolet, Mégane sedan and Mégane station wagon, a total of seven models were launched in 17 months. Mégane II was the best-selling model in Europe in 2003.

2004

The year was marked by two major product launches: Modus and Logan. Modus is the first Renault-badged vehicle built on the B platform shared with Nissan. Modus rounds out Renault's entry-level range by drawing on the Group's know-how in minivans. It is the first vehicle in its class to score five stars in the crash tests organized by Euro NCAP, an independent organization. Logan, developed by Renault and manufactured and marketed by Dacia, offers excellent value for money. Ever since it was launched, Logan has been highly popular, both on its domestic market, Romania, and on export markets. The car will spearhead Renault's international expansion in the years ahead.

2005

Carlos Ghosn was named President and CEO of Renault at the Annual General Meeting on April 29. Louis Schweitzer remained in his post of Chairman of the Board of Directors. The Group pursued its international expansion with the launch of Logan and the development of production facilities outside Romania, in Russia, Colombia and Morocco. Renault signed an agreement with Mahindra & Mahindra to manufacture and market Logan in India from 2007. It launched two landmark products: Clio III, released in September, the eighth Renault vehicle to obtain five stars in the Euro NCAP crash tests and voted Car of the Year 2006; and the 2.0 dCi engine, the first diesel powerplant developed by the Renault-Nissan Alliance. Lastly, the Renault F1 Team scored a double win, taking the Constructors' and Drivers' World Championship titles.

1.1.3 Main activities

Since the final agreement, signed with Volvo on January 2, 2001, the Group's activities have been divided into two main Divisions:

- Automobile Division;
- Sales Financing Division.

In addition to these two Divisions, Renault has two shareholdings:

- in AB Volvo;
- in Nissan.

These holdings are accounted for by the equity method in the Group's financial statements.

STRUCTURE OF THE RENAULT GROUP ✦


RENAULT SA
44.3%
100%
99.4%
NISSAN
RENAULT s.a.s.
DACIA (1)
20%
100%
70.1% (2)
VOLVO
RCI BANQUE
RENAULT SAMSUNG MOTORS
Other industrial, commercial, financing and cash management companies
ASSOCIATED COMPANIES
SALES FINANCING DIVISION
AUTOMOBILE DIVISION

(1) Dacia shares to be transferred to Renault s.a.s.
(2) Company indirectly owned by Renault s.a.s., stake raised to 80.1% in January 2006.

1.1.3.1 Automobile Division

Renault designs, develops and markets passenger cars and light commercial vehicles. As part of its automobile business, it holds a number of ownership interests, such as in SNR (Société Nationale de Roulement). Following the acquisition of the Romanian carmaker Dacia and of Samsung Motors' operating assets in South Korea, Renault has three automobile brands: Renault, Dacia and Samsung.

RENAULT GROUP RANGES ✦

Renault brand

Renault is a full-range automaker present on most market segments. It has a broad passenger car and light commercial vehicle offering. Most models are available in multiple versions that vary by body style, engine, equipment levels and interior trim. This differentiation is achieved by means of a platform system. Eight platforms are used as the basis for passenger car and light commercial vehicle production. Renault vehicles are equipped with seven families of gasoline and diesel engines.

Passenger cars

In the small-car segment (A and B segments, and passenger-carrying vans), Renault offers four complementary models: Twingo, Clio, Modus and Kangoo[1].

Launched in 1993, Twingo was the first small minivan on the market. At end-2005, more than 2.6 million Twingos had been manufactured around the world. In 2005, 13 years after it was launched, Twingo was still in fourth place, with 7.7% of the A segment in Europe[2]. Twingo is manufactured at a single plant in Europe (Flins in France) and at one other in Latin America (Colombia).

In September 2005, 15 years after Clio's launch, the Clio story began a new chapter with the release of **Clio III**, the successor to Clio II, launched in 1998. Larger and roomier than its predecessor, Clio III captivates with its attractive design, outstanding roadgoing qualities and exemplary safety: it is the eighth Renault vehicle to obtain five stars in Euro NCAP crash tests. In November 2005 Clio III was voted Car of the Year 2006 by a panel of 58 automotive journalists from 22 European countries.

Clio III is produced at the Flins plant in France, while the Renault Sport version is built at the Dieppe plant. It will also be assembled at the Bursa site in Turkey in 2006.
Renault elected to continue manufacturing Clio II, with a focus on entry-level versions. Manufactured at the Novo Mesto site in Slovenia, Clio II rounds out the Renault offering, especially on Central European markets.

In 2005 Clio – both the II and III versions – was ranked number two in Europe in the B segment, with 8% market share.

Outside Europe, Clio II is assembled at the Bursa plant in Turkey (as the Thalia sedan), in Mercosur countries – Cordoba in Argentina (sedan), Curitiba in Brazil, Envigado in Colombia (the Clio Symbol sedan) – and at Nissan's Aguascalientes plant in Mexico.

In September 2004, Renault expanded its B-segment range with the launch of **Modus**, a subcompact minivan that combines exceptional interior space with a remarkably compact size. With its roomy interior and features, Modus is positioned slightly above Clio. Modus is the first vehicle in its class to score five stars in Euro NCAP crash tests. In 2005 Modus ranked second in the subcompact minivan segment. This additional offering has enabled Renault to broaden its customer base and increase its share of the B segment (from 10.7% in 2004 to 12.1% in 2005) with Clio, Thalia and Modus.

1. *At end-2005, Logan was launched in this segment in four countries under the Renault brand (Russia, Colombia, Venezuela and Ecuador). Logan sales under the Renault brand totaled 9,900 units in 2005.*
2. *Western Europe and Central Europe.*

Modus is manufactured at the Valladolid plant in Spain, the first pilot site in Renault's history to be located outside France.

Kangoo, introduced in late 1997, is a practical, economical, nonconformist vehicle that rounds out Renault's offering in this segment. In 2005 Kangoo was the number-two passenger-carrying van with 16.7% market share in Europe. It scored four stars in Euro NCAP crash tests, setting the standard for safety on this segment. Kangoo is the first model after Mégane to integrate lifecycle environmental management and is 95% recyclable. It is also available in a 4WD version. In October 2005 Renault launched Kangoo Generation 2006, an appealing, fun vehicle in line with previous Kangoo ranges.

Renault Kangoo is produced at Maubeuge (France) and Cordoba (Argentina), as well as in Morocco and Kuala Lumpur (Malaysia).

On the midrange C segment, the biggest in the European automobile market by volume, in October 2002 Renault launched the **Mégane** II program of five-door and three-door hatchbacks, heralding the complete renewal of its range on this segment.

Starting production on the Alliance's new joint C platform, the Mégane II program comprises eight models[3] with highly individual personalities, launched over less than 18 months, between Fall 2002 and Spring 2004.

In November 2002 Mégane II was voted European Car of the Year 2003 by a panel of 58 journalists from 22 European countries. It was also awarded the maximum five-star rating from Euro NCAP, with the additional privilege of being named as the safest car in its class.

In June 2003 Scénic was replaced by **Scénic** II, renewing Renault's offering in the compact minivan segment. Scénic II benefits from technological innovations developed by Renault on high-end segments and from its expertise in passive safety. In September 2003 Scénic II scored five stars in the Euro NCAP crash tests, becoming the safest compact minivan on the market. With two body lengths (Scénic and Grand Scénic), Scénic confirmed its number-one ranking on the compact minivan segment in 2005, taking a 20.9% share in Western Europe.

In September 2003 Renault released three other models in the Mégane II range across Europe: a coupé-cabriolet (the first vehicle with a folding glass roof as standard, offering several equipment levels and a choice of four gasoline and diesel engines), a station wagon, and a sedan, both with high-end interiors and trunk space.

In 2005 Mégane was once again the top-selling car across all classes, taking 4.2% of total industry volume and 12.4% of the C segment. In January 2006 Renault gave six versions of the Mégane a new look and extended the engine offering. New Mégane is available with the new 150hp 2.0 dCi, while the 1.9 dCi is now fitted with the periodic-regeneration particulate filter.

Mégane II is produced in France at Douai (hatchback, coupé-cabriolet, Scénic II and Grand Scénic) and Dieppe (Renault Sport three- and five-door hatchback), in Spain at the Palencia plant (three- and five-door hatchback and station wagon), in Turkey at the Bursa plant (sedan) and in Brazil at the Curitiba plant (sedan). Mégane I (Classic and hatchback) continues to be manufactured in Cordoba, Argentina and in Colombia (Classic). Scénic I is produced at the Curitiba plant in Brazil and, since December 2000, at the Nissan site in Cuernavaca, Mexico.

On the upper midrange D segment, Laguna II replaced Laguna in January 2001. Available in hatchback and station wagon versions, Laguna II features equipment and innovations previously found only on executive cars. In terms of passive safety, Laguna II is the first car on the market to obtain the top five-star rating in Euro NCAP crash tests. In March 2005 Renault launched a new phase of the Laguna program, with enhanced quality and a broad range of technological features dedicated to traveling comfort, including the GPS Carminat Navigation and Communication System. At year's end, the offering was further expanded with the addition of a new 2.0 dCi engine. Laguna has been seriously handicapped by the slump in the D segment in Europe, which contracted 7.6% between 2003 and end-2005. Laguna accounted for 4.2% of this segment in 2005.

Laguna II is built at the Sandouville plant in France on the platform used for Renault's three top-range models.

On the luxury E segment, Renault renewed its executive offer in 2002 with the release of **Vel Satis** in Europe. The car has won universal acclaim for its comfort, interior space and road holding. Vel Satis was awarded the maximum five-star rating by Euro NCAP, ranking best in class. Since it was launched, Renault's offering has been expanded to include new gasoline and diesel engines, combined with a particulate filter for the 2.2 dCi version and communications and multimedia equipment in some markets. Renault launched New Vel Satis in March 2005, confirming the hatchback's qualities. Vel Satis had a 1.1% share of its segment in Europe, with sales below initial targets.

Vel Satis is produced at Sandouville, France.

Renault launched **Espace IV** in Fall 2002, the fourth generation of a vehicle released in 1984 in partnership with Matra Automobile. Espace was Europe's first-ever minivan. More than 1 million examples of Espace have been manufactured, across several generations. Renault has positioned Espace IV as an executive vehicle, with six-cylinder gasoline and diesel engines and high-specification trim levels. Espace continued to lead the large minivan segment in Europe in 2005, with a share of 18.3%.

Espace IV is produced on the same platform as Laguna II and Vel Satis in Sandouville, France.

Light commercial vehicles

Renault offers one of the newest and most extensive ranges of light commercial vehicles in Europe, ranging from 1.6 to 6.5 tons and matching the needs of a broad customer base. Renault has been the leading LCV brand in Europe since 1998.

On the small van segment (under 2 tons), Renault's main vehicles are **Clio Van** and **Kangoo Express**. In 2003 Renault unveiled New Kangoo Express, which features major technological developments and a range of gasoline and diesel engines. In 2005 Kangoo Express topped its segment with market share of 19.9%.

On the van segment (2 to 7 tons), Renault released **New Master** at the end of 2003, offering a full range of vehicles with three heights, three lengths and three payloads (2.8 to 3.5 tons) to meet the needs of small businesses for goods and passenger transport. Master is manufactured at the Batilly plant in France and in Brazil. It was voted Van of the Year 2004 in France by the Argus panel and took 6.4% of the van segment under 5 tons in Europe in 2005.

3. Five door hatchback, three door hatchback, Scénic (five-seater) and Grand Scénic (seven-seater), coupé cabriolet, station wagon, sedan, and Mégane II Renault Sport.

In 2004 Renault launched **New Master** RWD[4] (3.5 to 6.5 tons), extending the Master range upwards by offering business customers a large rear-wheel drive van.

New Trafic (2.5 to 2.8 tons) was released in September 2001. It was developed in partnership with General Motors and manufactured first at Luton (UK) then at Nissan's plant in Barcelona, Spain. Voted Van of the Year 2002, Trafic has since confirmed its commercial success with 6% of the van segment under 5 tons.

On the back of strong performances from Trafic and Master, Renault took the number-two spot in the European van segment in 2005, with a 13.4% share.

Dacia brand

Dacia is powering the Renault group's growth in Central and Eastern Europe. Its remit is to produce sturdy, modem, economical models for new automobile markets.

On the passenger car market, until first-quarter 2005 Dacia offered **Solenza**, a multi-purpose family sedan that used the same base as SuperNova, the first vehicle in Dacia's renewal. Solenza was equipped with Renault powertrains (gasoline and diesel engines, combined with latest-generation Renault transmissions).

In September 2004 Dacia launched **Logan**, a completely new and distinctly modem sedan offering unmatched comfort and affordability. Logan was developed on the Renault-Nissan Alliance's B platform, used for Nissan Micra and Renault Modus. It is fitted with Renault 1.4- and 1.6-liter gasoline engines mated to a latest-generation Renault gearbox. Logan is the first vehicle in the X90 program, which will be rounded out in 2006 with a small van and a station wagon. Logan has been highly successful, both on its domestic market and on its first export markets, with nearly 160,000 units sold under this brand since launch.

On the LCV market, Dacia offers three pickup body types (single cab, double cab and drop-side) with diesel engines.

Dacia models are manufactured at the Pitesti plant in Romania, which has been undergoing radical modernization and restructuring since 1999. Since second-half 2005 Logan has also been produced at the Somaca site in Casablanca in Morocco under the Dacia brand[5].

Renault Samsung brand

In South Korea, relying on synergies with the Renault group and the Renault-Nissan Alliance, Renault Samsung Motors sells three passenger cars in South Korea:

- **SM5**, an executive sedan derived from a Nissan sedan, which has enjoyed growing success since 2001. A new version of SM5 was launched in January 2005;
- in September 2002 Renault Samsung Motors' range was extended by a second Nissan model, **SM3**. Built on the same platform as the Nissan Bluebird Sylphy, this midrange four-door sedan was developed through the Renault-Nissan Alliance and is fitted with Nissan 1.5- and 1.6-liter 16V gasoline engines. From 2006 the vehicle will be sold outside Korea – particularly in Russia – under the Nissan brand;
- in November 2004 Renault Samsung Motors launched **SM7**, a roomy sedan offering luxury interior comfort and high-end safety features. This executive vehicle, fitted with 3.5-liter V6 and 2.3-liter Neo VQ engines, incorporates the latest technology from the Renault-Nissan Alliance.

All three cars are produced in the state-of-the-art plant of Busan in South Korea.

In 2007 Renault Samsung Motors will start manufacturing Renault's future SUV. Built in South Korea, the new vehicle will be sold on that market under the Renault Samsung brand and in the rest of the world under the Renault brand.

Powertrain range

Renault's broad engine range offers a selection of powertrains adapted to each vehicle and to specific market characteristics concerning fuel, climate, geography and driving styles, as well as regulations. More than 120 engine/gearbox/vehicle combinations, including over 70 diesel engines, had to be adapted to comply with the Euro4 standard.

A quick look at the gasoline and diesel engine ranges highlights their complementary nature:

Diesel engines:

- in the entry-level 1.5-liter dCi family, the K9K engine is available with three power outputs, from 50kW (70hp) to 78kW (105hp);
- in the 1.9-liter dCi family, the 96kW (130hp) F9Q engine is the mainstream range;
- the 2.2-liter dCi engine, or G9T, is a powerful engine available with several power outputs;
- in the 3-liter diesel family, the six-cylinder engine is fitted on Vel Satis and Espace.

Renault reached another milestone with the launch of a new diesel engine family: the 2-liter dCi. Developing 175hp, it is the most efficient engine in its category today, providing best-in-class performance and driving pleasure.

Gasoline engines:

- in the 1.2-liter 16V family, the D4F engine is available in four power outputs from 43kW to 57.5kW (60 to 80hp) for Twingo, Clio, Modus and Kangoo;
- the K4M engine, the mainstream 1.4- and 1.6-liter 16V range, develops 82kW (110hp);
- the 2-liter 16V engine, the F4R, is equipped with turbo versions that develop as much as 165kW (225hp);
- two six-cylinder engines are available in the 3-liter 24V gasoline range: the L7X on Laguna and the 245hp V4Y on Vel Satis and Espace.

A new engine family – the 2-liter 16V M4R – will be released in early 2006. Developed by the Renault-Nissan Alliance, it will be fitted on Clio.

In 2005, Renault fitted all the models in the range, apart from Twingo, with the new PK4 and TL4 six-speed gearboxes. The TL4 is the first transmission developed by the Alliance.

MAIN MANUFACTURING SITES ✦

Renault has more than 30 manufacturing sites for its automobile business. Under cooperative cost-sharing agreements, the Group also uses facilities operated by other manufacturers, notably General Motors Europe's site in the UK.

Also, thanks to the 1999 Alliance with Nissan, Renault can take advantage of its partner's production facilities in areas where Nissan already has

4. This vehicle is also distributed under the name Mascott by the Renault Trucks network.
5. Logan production was extended in 2005 to the Avtoframos plant in Moscow, Russia and the Sofasa plant in Colombia.

operations, such as Mexico. In Spain, Renault uses Nissan's Barcelona plant to manufacture Trafic.

In 2005 the bulk of production by the three brands making up the Renault group was managed primarily by the following plants:

PRODUCTION OF MAIN MANUFACTURING SITES BY BRAND

RENAULT BRAND

RENAULT SITES	
Flins (France)	Clio II, Clio III, Twingo
Douai (France)	Mégane II (hatchback, coupé-cabriolet), Scénic II (five- and seven-seater)
Sandouville (France)	Laguna II (hatchback, station wagon), Vel Satis, Espace IV
Maubeuge (France)	Kangoo, Kangoo Express[1], Kangoo Generation 2006
Batilly (France)	Master II[2], Mascott II[3]
Dieppe (France)	Clio Renault Sport, Mégane II Renault Sport (three- and five-door hatchback)
Palencia (Spain)	Mégane II (three- and five-door hatchback, station wagon)
Valladolid (Spain)	Modus, engines
Novo Mesto (Slovenia)	Clio II, front and rear axles
Bursa (Turkey)	Mégane II (sedan), Clio II sedan, Clio III, engines, transmissions
Cordoba (Argentina)	Clio II, Clio II sedan, Mégane I (hatchback, sedan), Kangoo
Curitiba (Brazil)	Scénic I, Clio II, Clio II sedan, Mégane II (hatchback), engines, Master II[4]
Somaca (Morocco)	Logan, Kangoo, Kangoo Generation 2006
Avtoframos (Russia)	Logan
Envigado (Colombia)	Twingo, Clio II (hatchback and sedan), Mégane I sedan, Logan
Cléon (France)	Engines, transmissions
Le Mans (France)	Front and rear axles, subframes, front arms
Choisy-le-Roi (France)	European center for reconditioned components (engines, transmissions, injection pumps, nozzle holders, sub-assemblies), new engines and powertrain components
Grand-Couronne (France)	Shipment of CKD kits
Seville (Spain)	Transmissions, powertrain components
Cacia (Portugal)	Transmissions, powertrain components
Los Andes (Chile)	Transmissions, powertrain components

NISSAN SITES	
Barcelona (Spain)	Trafic[5]
Aguascalientes (Mexico)	Clio II[6]
Cuernavaca (Mexico)	Scénic I

GENERAL MOTORS EUROPE SITE	
Luton (UK)	Trafic

DACIA BRAND

Mioveni (Romania)	1310 range (pickup), Solenza, Logan, engines and transmissions

RENAULT SAMSUNG BRAND

Busan (South Korea)	Engines, SM7, SM5, SM3

(1) Maubeuge also produces Kangoo vehicles for Nissan, sold under the Kubistar name (Nissan brand).

(2) Batilly also manufactures Master vehicles for General Motors Europe and Nissan. They are sold under the Movano name for the Opel and Vauxhall brands, and Interstar for the Nissan brand.

(3) Mascott has been distributed by Renault Trucks (formerly Renault V.I.) since 1999, and by Renault since January 1, 2003 under the name Master RWD.

(4) The LCV plant in Curitiba also manufactures Nissan's Xterra and Frontier pickup.

(5) Nissan's Barcelona plant also produces compact vans marketed by Nissan (Primastar) and Opel (Vivaro).

(6) The Nissan plant in Aguascalientes, Mexico also manufactures Platina (for the Nissan brand) on a Renault Clio Thalia base.

THE RENAULT DISTRIBUTION NETWORK IN EUROPE

Organization of the Renault network in Europe

The Renault group distributes its vehicles in Europe through a primary and a secondary distribution network.

The primary network is contractually linked to Renault and comprises:

- dealers who can sell and service Renault vehicles;
- branches belonging to the Renault group's distribution unit, REAGROUP;
- partners from the primary network specialized solely in aftersales (approved repairers).

The secondary distribution network is made up of Renault's subdealers, generally small businesses with commercial ties to a dealer in the primary network.

Renault's distribution network in Europe complies strictly with prevailing regulations (EC 1400/2002):

- in sales, Renault has opted for a qualitative and quantitative selective distribution system, which authorizes the Group to choose its distributors and establish the numbers required;
- in aftersales, carmakers select approved repairers on the basis of qualitative criteria with no restrictions on numbers.

In 2005 Renault pursued its policy of reorganizing the primary network. Following a restructuring phase aimed at optimizing coverage and performance across larger areas with similar characteristics, Renault pursued efforts to improve efficiency. The network's reach and range have been maintained, despite the decline in the number of partners as a result of restructuring.

In France, Germany, Spain, Italy, the Netherlands, the UK, Switzerland, Austria and Portugal, the policy of establishing joint hubs has been pursued in conjunction with Nissan, thus opening the door to bigger potential economies of scale.

THE RENAULT DISTRIBUTION NETWORK IN EUROPE(1)

	2005(2)		2004	
Number of Renault contracts	**Europe**	**O/w France**	**Europe**	**O/w France**
REAGROUP contracts	50	10	50	10
Dealers	1,221	303	1,275	308
Subdealers	8,796	4,800	8,704	4,825
TOTAL	**10,067**	**5,113**	**10,029**	**5,143**
Number of primary network sites	2,840	755	2,749	745

(1) Includes the 10 Western European subsidiaries plus Poland, Hungary, Croatia, Czech Republic, Slovenia and Slovakia.

(2) Estimates at December 31, 2005, prepared at end-October 2005 on the basis of the number of entities having legally binding agreements with Renault.

HIGHLIGHTS IN GROUP NETWORK STRATEGY IN 2005

Launch of Dacia Logan in Western Europe

A network of Dacia distributors (often also Renault distributors) was gradually set up to sell Dacia vehicles.

The new Dacia Logan was launched in fourth-quarter 2004 in Central Europe (Croatia, Hungary, Czech Republic and Slovakia). In 2005 sales were extended to Slovenia and Poland (in February), and then Western Europe (France, Germany and Spain in June; Switzerland, Italy, the Netherlands and Belgium in November).

Two new Dacia models, a station wagon and a small van, will be launched in Romania in the last four months of 2006. They will subsequently be released in other countries.

Location clause lifted

The clause governing the location of new vehicle sales, set out in European regulation 1400/2002, was lifted on October 1, 2005. Thus all the brand's new vehicle distributors can now open additional sales or delivery outlets in any country in the European Economic Area, without having to sign a new contract with the manufacturer, provided they respect the relevant qualitative criteria.

The European Commission introduced this measure to foster inter-brand competition and market integration in Europe.

Having anticipated the change, Renault worked closely with the vehicle distribution specialists concerned and made painstaking preparations, both at European level and country by country, to ensure full compliance with the new regulation.

The new measures have so far had little effect on the distribution network. This is due to its extensive reach and range – Renault has the densest brand network in Europe – and to the stability and solidity of its members, who are the largest players on the main European markets.

Renault Europe Automobiles becomes REAGROUP

The Renault Europe Automobiles (REA) unit, responsible for distributing the Group's brands in major European conurbations, has changed its name to REAGROUP, eight years after Renault France Automobiles was set up and four years after the creation of Renault Europe Automobiles.

There were two reasons for this change:

- build a clearer identity and a strong image for customers;
- bring employees together under a single name and have them adhere to the same values.

In 2005 REAGROUP was the largest distribution group in Europe for the Renault, Nissan and Dacia brands, with 23.2% of Renault network sales in this region, 324,800 new vehicles and 237,900 used vehicles invoiced, and 310 sites in 14 countries, including 27 Nissan sites. Revenues came to €9.1 billion and headcount was 15,058.

@ Find out more at renault.com (http://www.renault.com)

Pursuing implementation of the Quality Plan

In 2005 Renault continued to apply the Quality Plan, introduced in 2002. This year's focus was on the sales and marketing aspect of the plan, especially sales and aftersales worldwide. The plan makes quality and customer service a core priority at Renault and will achieve its full potential in 2006, when it will be managed by the network. The aim is to entrench this customer-focused culture and turn it into a real competitive advantage.

CASH MANAGEMENT IN THE AUTOMOBILE DIVISION

For its automobile businesses, the Renault group has established a financial organization whose aims are to:

- automate the processing of routine cash inflows and outflows, with improved security and reliability;
- pool the surplus cash of Group subsidiaries and meet their refinancing requirements;
- centralize the handling of euro-denominated and foreign-exchange transactions for better management of currency, interest-rate and counterparty risks while reducing financial and administrative costs;
- centralize all financing operations, including securities issuance, bank loans and credit agreements, at parent-company level.

Within this framework, Renault's Corporate Treasury Department, in charge of cash management and financing for the Group's industrial and commercial activities in France and Europe, has two entities specialized in:

- the centralization of Group cash flows (Société Financière et Foncière);
- capital market trading, after intra-Group netting: forex, fixed-income securities, short-term investments (Renault Finance).

Société Financière et Foncière (SFF)

Société Financière et Foncière (SFF) is a fully-fledged bank within the Renault group. Its remit is to offer Renault and its industrial and commercial subsidiaries a range of needs-responsive services and integrated management of the Group's cash flows. SFF is in charge of all cash flows of Renault as well as the first-tier and second-tier subsidiaries of the Automobile Division in France and Europe. It also processes commercial cash flows for Nissan France and equalization payments for Nissan in Europe.

SFF reported net income of €4.18 million (parent company) in 2005, compared with €4.23 million in 2004. Total parent company assets on December 31, 2005 amounted to €313 million (€342 million at December 31, 2004).

Renault Finance

Renault Finance, a Swiss corporation based in Lausanne, is an active player on the forex and fixed-income markets and in the market for hedging industrial metals transactions. Through its arbitraging business, it can obtain competitive quotes for all financial products.

The company is therefore Renault's natural counterparty for most of the automotive branch's capital market transactions. By extending that service to the Nissan group, Renault Finance has become the Alliance's trading floor.

At end-December 2005, parent-company net income was €20 million (against €24.1 million at end-December 2004) and total parent-company assets amounted to €4,765 million (versus €4,395 million at end-December 2004).

1.1.3.2 Sales Financing Division ✦

This Division's activities are handled by RCI Banque[6] and its subsidiaries. RCI Banque is the entity that finances sales and services for the Renault group brands (Renault, Dacia, Samsung) worldwide and for the Nissan brand, mainly in Europe.

The role of the RCI Banque group is to provide a full range of financing solutions and services for its three main customer constituencies:

- consumers and corporate clients, for which RCI Banque provides credit solutions for the acquisition of new and used vehicles, rental with purchase option, leasing and contract hire, as well as the associated services, namely contracts for maintenance, extended warranty, insurance, assistance and fleet management;
- the networks that distribute Renault, Nissan and Dacia brands, for which RCI finances inventories of new and used vehicles and spare parts, as well as their short-term cash flow needs.

At December 31, 2005 the RCI Banque group had total assets of €26.3 billion, and a staff of 3,056, 46% of whom are based in France. ✦

The RCI Banque group has operations in 10 countries in Western Europe, six countries in Central Europe (Hungary, Poland, Czech Republic, Romania, Slovakia and Croatia) and three in the Americas (Brazil, Argentina and Mexico). It has a subsidiary in Morocco and South Korea. ✦

In 2005 RCI Banque financed 34.9% of new Renault, Nissan and Dacia vehicles sold in the 10 Western European countries in which it is present.

CONSUMER MARKET

Consumer-related business accounts for 55% of RCI Banque's average loans outstanding, or €12.6 billion. In this field, RCI Banque plays a three-fold role:

- offer and develop financing solutions to facilitate and accelerate sales of Renault, Nissan and Dacia vehicles;
- integrate financing solutions and services to encourage car use and build loyalty to Group brands;
- help automakers organize sales promotions.

CORPORATE CLIENTS

Corporate business accounted for 22% of the Group's average loans outstanding, or €5 billion, at the end of 2005. In this field, RCI Banque has five aims:

- establish the Group's financial and business-services strategy and implement it in the subsidiaries;
- plan the marketing strategy and brand policy for the corporate market;

6. For more information about RCI Banque and its business, log on to www.rcibanque.com.

- implement best practices for business-oriented products and services wherever RCI is present;
- help Renault and Nissan establish international protocols;
- monitor and guide economic performance by ensuring that profitability is in line with Group targets.

NETWORKS

At end-2005 network financing activities accounted for 23% of average loans outstanding, or €5.3 billion. RCI Banque has a four-fold remit in this field:

- finance inventories of new and used vehicles and spare parts, and fund dealers' long-term financing operations;
- manage and control risks;
- secure the network's future by standardizing financial procedures and monitoring them on a regular basis;
- act as financial partner to the network.

1.1.3.3 Associated companies, partnerships and collaborative projects

RENAULT'S HOLDING IN AB VOLVO

On January 2, 2001 Renault and Volvo closed the deal on the merger of the two companies' truck activities, announced in April 2000. Renault holds a 20% stake in Volvo and Renault V.I./Mack, which became Renault Trucks, is now a wholly-owned subsidiary of Volvo.

With this holding, Renault became the principal shareholder in Volvo, Europe's leading truck manufacturer ranked number two worldwide.

Each of the three brands – Volvo, Renault and Mack – continues to develop its own identity, while leveraging their excellent geographical fit and complementary products to offer a wider range, from light commercial vehicles to heavy trucks, and a more extensive network, covering more than 130 countries in Europe, North and South America, and Asia.

More than 214,000 units were sold worldwide in 2005, up from 193,000 in 2004.

Renault is represented on Volvo's Board of Directors by Louis Schweitzer, Chairman of Renault's Board of Directors. Since Patrick Faure is due to retire in the second half of 2006, his term will not come up for renewal at Volvo's next Annual General Meeting.

Since selling its automobile business to Ford in 1999, Volvo has refocused primarily on trucks. The Global Trucks unit thus accounted for 67% of net revenues in 2005, compared with 54% in 1999, prior to the merger with Renault V.I./Mack.

AB VOLVO REVENUES BY BUSINESS AREA


7%
Buses and coaches
16%
Construction equipment
4% Volvo Penta
3% Volvo Aero
3% Other units
67%
Trucks

In 2005 Volvo's contribution to Renault's net income was €308 million, compared with €221 million in 2004 (see Chapter 8, Note 15 of the Notes to the Consolidated Financial Statements, page 194). Renault received €120 million in dividends (SEK12.50 per share) in 2005.

	2005			2004 restated to IFRS	
(in millions)	SEK	€*	change	SEK	€**
Net revenues	231,191	24,915	+14.4%	202,171	22,168
Operating income	18,151	1,956	+23.7%	14,679	1,610
Net income	13,106	1,412	+32.3%	9,907	1,086
Dividend per share in SEK	12.50	FY 2004	+56.3%	8	FY 2005
Closing at Dec. 31 in SEK					
Volvo A share	364.5		+43.8%	253.5	
Volvo B share	374.5		+42.1%	263.5	

* €1 = SEK9.28 ** €1 = SEK9.12

At December 31, 2005, the market capitalization of Volvo was SEK158,063 million (€16,836 million with an exchange rate of SEK9.3885 per euro). Based on a share price of SEK364.50 for the Volvo A share and SEK374.50 for the Volvo B share, Renault's holding in AB Volvo was valued at €3,493 million (€2,549 million at December 31, 2004).

NISSAN

Renault's ownership interest in Nissan is described in detail in 1.3.

Renault owns 44.3% of Nissan, which was capitalized at ¥5,402 billion (€38.9 billion) at December 31, 2005 based on 4,521 million shares with a closing price of ¥1,195 per share.

Accordingly, the market value of the shares held by Renault at the same date was ¥2,395 billion (€17.2 billion), compared with an acquisition value of ¥802 billion, net of acquisition expenses, based on a purchase price of ¥400 per share.

Renault accounts for its shareholding in Nissan by the equity method, as described in Note 14 of the Notes to the Consolidated Financial Statements on page 191. At December 31, 2005 the value of this shareholding came to €8,259 million.

PARTNERSHIPS AND COLLABORATIVE PROJECTS

To maintain and enhance its competitive edge in the automotive industry, Renault has adopted ambitious objectives for improving quality and reducing costs and delivery times. As a result, the Group has radically altered the way it works with suppliers. It engages in a process of partnership and cooperation well before a new vehicle is launched.

Renault has outlined relations with **suppliers** in a common charter with Nissan called the Renault-Nissan Purchasing Way. This charter aims to achieve a high level of performance in quality, costs and delivery times, respecting global processes and sharing Alliance values such as trust, respect and transparency.

Managing supplier relations is a long-term priority for all functions at Renault, including purchasing, engineering, manufacturing, quality and logistics. By way of example, suppliers are involved very early on in vehicle projects and commit to performance over a three-year period in exchange for better visibility of their activities.

Renault has also entered into a number of **collaborative projects and partnerships** for its automobile business, with a view to sharing development costs. These agreements concern a full range of activities in research, co-design, manufacturing, services and distribution.

- In co-design and manufacturing, the main partnerships are as follows:
  - Renault has entered into a number of **cooperation agreements** with PSA Peugeot Citroën. The two groups have worked together since 1966 on developing powertrains, notably engines at their jointly-owned affiliate, Française de Mécanique in Douvrin, France, and automatic transmissions at Société de Transmissions Automatiques in Ruitz, France. In April 1999, PSA Peugeot Citroën and Renault signed an agreement to strengthen industrial synergies in Mercosur. Under this agreement, Renault has been supplying 1-liter gasoline engines to PSA Peugeot Citroën since 2001;
  - Renault has also signed a number of commercial agreements for the sale of powertrains, notably transmissions and engines for Volvo and MMC and, since January 2004, a diesel engine for the Suzuki Jimny;
- For light commercial vehicles, Renault and General Motors Europe signed a framework agreement in 1996, which was confirmed by a cooperative undertaking in 1999. The agreement provides for:
  - the supply of Master/Movano to General Motors Europe. Produced by Renault at Batilly, the vehicles are sold by Renault, Opel and Vauxhall under their own nameplates,
  - the development and joint manufacture of the new Trafic/Vivaro range. Under the agreement, Renault is responsible for design and development and also supplies the engines, while GM handles manufacturing at its IBC plant in Luton, UK. The two carmakers have been selling the vehicles since 2001 under their respective nameplates (Renault/New Trafic and Opel-Vauxhall/Vivaro). Nissan's Barcelona plant also began producing this vehicle in September 2002.
- As part of a drive to accelerate international growth, Renault has signed a series of agreements with local partners, including manufacturing companies, private investors and local authorities:
  - in Morocco, Renault and its subsidiary Renault Morocco, together with PSA Peugeot Citroën, hold a stake in Somaca (Société Marocaine de Construction Automobile). The Casablanca plant assembles Renault's Kangoo and light commercial vehicles for PSA Peugeot Citroën. In mid-2005 it started producing Logan under an agreement signed with the Moroccan authorities in 2003 for the assembly of an economy family car for both the local and export markets. In 2005 Renault bought Fiat Auto's 20% interest in Somaca and acquired the Moroccan government's 12% stake, increasing Renault's holding from 34% to 66%[7];
  - in Iran, Renault, IDRO, Iran Khodro and SAIPA signed an agreement in March 2004 on the formation of a joint company, Renault Pars, which is 51%-owned by Renault and 49% by Iran's AIDCO (which in turn is 40%-owned by IDRO, 30% by Iran Khodro and 30% by SAIPA). In addition to holding the license for X90, Renault Pars will be responsible for engineering, quality, purchasing and logistics. It will also coordinate the sales, marketing and aftersales policy. In 2006 Iran Khodro and SAIPA will start producing vehicles based on Renault's X90 platform, each with initial capacity of 100,000 units. The cars will be assembled using imported parts and locally sourced components. Iran Khodro and SAIPA will market the vehicle through special sales areas in their respective networks.

    In May 2005 Renault and Pars Khodro (SAIPA group) signed an agreement to assemble and market a sedan version of Renault Mégane in Iran, starting in mid-2006. Installed capacity for this model at the Pars Khodro plant in Tehran is expected to be 15,000 units by 2008;

7. On February 2, 2006, Renault confirmed the launch of a tender offer for the shares held by individual shareholders (84,000 shares, equivalent to 14% of Somaca's capital). The offer ran over a six-week period (until March 15 inclusive).

- in Malaysia, Renault launched production of Kangoo at the plant operated by its partner TC Euro Cars Sdn. Bhd in Kuala Lumpur. The aim is to produce 4,000 vehicles per year by 2008. TCEC, which has partnered Renault since June 2003, will be responsible for distributing Renault vehicles and for the brand's aftersales activities in Malaysia;
- in India, Renault set up a joint venture with Mahindra & Mahindra in 2005 to produce Logan. The new company, Mahindra Renault Ltd., is 49%-owned by Renault and 51%-owned by Mahindra. It will assemble Logan at its plant in Nasik. Production is due to start in first-half 2007, with a capacity of 50,000 vehicles a year. Logan will be marketed under the Mahindra Renault brand throughout Mahindra & Mahindra's network of independent dealers. Mahindra & Mahindra is India's leading tractor and multi-purpose vehicle group.

- Significant distribution agreements include the following:
  - Renault has been able to use an extensive sales network throughout the four North European countries (Sweden, Norway, Denmark and Finland) under a partnership agreement signed between Renault and Volvo Cars (Ford group) in 1981. The agreement was renewed and strengthened in 2003 with the creation of "Renault Nordic", which is now responsible for the coordination of sales and aftersales of Renault vehicles in all four countries. Economies of scale have been achieved by sharing back-office activities (HR, IT resources and development of distribution networks) with Volvo;
  - the Mascott van, manufactured at Renault's Batilly plant, has been distributed by the network of Renault Trucks (formerly Renault V.I., now AB Volvo group) since 1999, and also by Renault, since January 2003 under the name Master RWD;
- Renault's policy of partnerships has been greatly broadened and has acquired a whole new dimension through the strategic Alliance with Nissan (see 1.3 on the Renault-Nissan Alliance, page 19).

1.1.4 Main subsidiaries and organization chart ✦

1.1.4.1 Main subsidiaries

RENAULT S.A.S.

13-15 Quai Le Gallo

92512 Boulogne-Billancourt Cedex, France

Wholly-owned subsidiary of Renault SA

Business: Design, manufacture, sale, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and production of spare parts and accessories used in connection with the manufacture and operation of vehicles. Also, all types of services relative to such activities and, more generally, all industrial, commercial, financial, investment and real-estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

2005 revenues: €34,200 million

Workforce at December 31, 2005: 49,447

RENAULT ESPAÑA

Carretera de Madrid, km 185

47001 Valladolid, Spain

99.73% owned by Renault s.a.s.

Business: Manufacture and marketing, via its sales subsidiary Recsa, of Renault passenger cars and light commercial vehicles in Spain.

Plants in Valladolid, Palencia and Seville.

2005 revenues: €8,377 million (data sourced from local consolidation)

Workforce at December 31, 2005: 11,765

REAGROUP

117-199 Avenue Victor Hugo

92100 Boulogne-Billancourt, France

Wholly owned by Renault s.a.s.

Business: Trade, repair, maintenance and leasing of passenger cars and light commercial vehicles.

65 branches in France. Operations in continental Europe and the UK.

2005 revenues: €9,084 million (consolidated data, contribution to Group)

Workforce at December 31, 2005: 15,058

RENAULT ARGENTINA

Fray Justo Santa Maria de Oro 1744

1414 Buenos Aires, Argentina

88.25% owned by Renault s.a.s.

Business: Manufacture and marketing of Renault vehicles.

Plant in Cordoba.

2005 revenues: ARS1,581 million (data sourced from local consolidation)

Workforce at December 31, 2005: 2,300

RENAULT DO BRASIL

Avenida Renault

1300 Borda do Campo

Sao Jose dos Pinhais, Estado do Parana, Brazil

77.33% owned by Renault s.a.s.

Business: Manufacture and marketing of vehicles and automobile equipment.

Plant in Curitiba.

2005 revenues: BRL2,263 million (local data)

Workforce at December 31, 2005: 2,819

OYAK-RENAULT OTOMOBIL FABRIKALARI

Barbaros Plaza C blok No 145 K/6

80700 Dikilitas Besiktas, Istanbul, Turkey

51% owned by Renault s.a.s.

Business: Assembly and manufacture of Renault vehicles.

Plant in Bursa

2005 revenues: TRL2,912 million

Workforce at December 31, 2005: 4,974

S.N.R. ROULEMENTS

1 Rue des Usines

74010 Annecy, France

Wholly owned by Renault s.a.s.

Business: Manufacture and marketing of bearings.

Four plants in the Annecy area, one plant in Alès.

2005 revenues: €499 million (consolidated data, contribution to Group)

Workforce at December 31, 2005: 3,229

DACIA

Calea Floreasca

Nr. 133-137, Sector 1

Bucharest, Romania

99.43% owned by Renault SA

Business: Manufacture and marketing of motor vehicles.

Plant in Pitesti.

2005 revenues: ROL4,282 million (consolidated data, contribution to Group)

Workforce at December 31, 2005: 12,273

RENAULT SAMSUNG MOTORS

17th Floor, HSBC Building

25 Bongrae-Dong 1-Ga, Jung-Gu

Seoul 100-161, Korea

70.10% owned by Renault

Business: Manufacture and marketing of motor vehicles.

Plant in Busan.

2005 revenues: KRW2,188 billion

Workforce at December 31, 2005: 4,253

REVOZ

Belokranska Cesta 4

8000 Novo Mesto, Slovenia

Wholly owned by Renault s.a.s.

Business: Vehicle manufacture.

Plant in Novo Mesto

2005 revenues: SIT275,357 million

Workforce at December 31, 2005: 2,621

SOCIÉTÉ FINANCIÈRE ET FONCIÈRE

27-33 Quai Le Gallo

92109 Boulogne-Billancourt Cedex, France

Wholly owned by Renault s.a.s.

Business: Centralized cash management for the Renault group.

Total assets (parent company) at December 31, 2005: €313 million

Workforce at December 31, 2005: 32

RENAULT FINANCE

48 Avenue de Rhodanie

Case Postale 1002

Lausanne, Switzerland

Wholly owned by Renault Holding (a wholly-owned subsidiary of Renault s.a.s.)

Business: Capital market transactions (foreign exchange, interest rates, hedging of industrial metals transactions) for Renault and its industrial and commercial subsidiaries; interbank dealing for own account.

Total assets (parent company) at December 31, 2005: €4,765 million

Workforce at December 31, 2005: 32

RCI BANQUE

14 Avenue du Pavé Neuf

93168 Noisy-le-Grand Cedex, France

Wholly owned by Renault s.a.s.

Business: Holding company for the sales financing and customer services entities of Renault and Nissan. Inventory financing (vehicles and spare parts) for Renault and Nissan Europe.

Net financings in 2005: €10.5 billion

Total assets (consolidated) at December 31, 2005: €26.3 billion

Workforce at December 31, 2005: 3,056.

1.1.4.2 Organization chart ◆

RENAULT GROUP: MAIN CONSOLIDATED COMPANIES AT DECEMBER 31, 2005

RENAULT SA
RENAULT-NISSAN b.v.
NISSAN MOTOR
NISSAN FINANCE CO LTD
RENAULT-NISSAN PURCHASING ORGANIZATION (RNPO)
RENAULT-NISSAN INFORMATION SERVICES (RNIS)
Dacia* (Romania)
Revoz (Slovenia)
AUTOMOBILE DIVISION
Volvo
FRANCE
PEUGEOT
Française de Mécanique
GIE TA 96
Société de Transmissions Automatiques
Sirha
Alpine
Sodicam 2
Renault Flins
Renault Le Mans
Renault Cléon
Renault Sandouville
Renault Douai
Technologie et Exploitation Informatique
RDIC
ACI Le Mans
Fonderie Le Mans
RFA Simcra
REAGROUP
Carfife*
Sofrastock
Renault Group b.v. (Netherlands)
ACI Villeurbanne
Arkaneo
Maubeuge Construction Automobile
ACI Romania
ETG
Sovab
I-DVU
Alpine
Groupe SNR
ACI Valladolid
EUROPE
Renault Hungaria
Renault-Nissan Osterreich* (Austria)
Renault Belgique* Luxembourg
Renault Industrie Belgique
Renault Italia*
Renault (Slovenia)
Renault-Nissan Romania
Negocios de Automocion SA
Meconsa (Spain)
Renault Espana SA*
Renault-Nissan Deustche Ag* (Germany)
Renault-Nissan Nederland*
Renault UK (United Kingdom)
Renault-Nissan Switzerland
Renault Slovenia
Renault industrie Romania
Cacia
Renault Portuguesa
Racsa*
Renault Group b.v. (Netherlands)
RDIC (France)
Grigny UK Ltd (United Kingdom)
Renault F1 Team Ltd (United Kingdom)
Renault Retail Group (United Kingdom)
Renault Finance Switzerland
Renault Croatie
Renault Polska
Renault Ceska Republica
Renault Slovensko (Slovakia)
LATIN AMERICA
Renault do Brasil Com. E. Particip.Ltda
Renault do Brasil SA
Cofal (Luxembourg)
Renault Group Argentina
Renault Mexico
Renault Corporativo (Mexico)
SOFAVEN (Venezuela)
SOFASA (Colombia)
AFRICA/ASIA
Renault Samsung Motors (South Korea)
Renault South Africa
Renault Algérie
Renault Maroc
OTHER
Avtoframos (Russia)
AFM industries (Russia)
Mais (Turkey)
OYAK Renault (Turkey)

Find out more at renault.com (http://www.renault.com)

SALES FINANCING DIVISION

AUTOMOBILE DIVISION (CONT.)


REAL ESTATE AND IT FINANCING FOR THE RENAULT GROUP
CASH MANAGEMENT AND REFINANCING FOR THE RENAULT GROUP
100% Siam
55% Immobilière d'Epone
45%
100% Sicofram
SCI Plateau de Guyancourt
100% Renault Finance (Switzerland)
100% SFF


100%
RCI Banque SA
FRANCE
Sygma Finance S.N.C.
50%
100% Diac SA
94.81% Cogera SA
5.19%
Reca SA
Sigma Services SA
Sogesma S.A.R.L.
Diac Location SA
EUROPE
RCI Versicherungs Service GmbH (Germany)
RCI Finanzholding GmbH (Germany)
Renault Autofin SA (Belgium)
50.10% Renault Crédit Car (Belgium)
RCI Leasing GmbH (Germany)
Renault Financial Services BV (Netherlands)
Renault Service SA (Belgium)
RCI Finance SA (Switzerland)
RCI Financial Services SA (Belgium)
RCI Gest Leasing SA (Portugal)
RCI Gest S.G.P.S. SA (Portugal)
RCI Gest S.C.A. SA (Portugal)
Renault Credit Polska Sp. z.o.o. (Poland)
RCI Bank Polska SA (Poland)
RCI Gest Seguros L.D.A. (Portugal)
RNC S.p.A. (Italy)
Overlease S.r.l. (Italy)
Nissan Finance (GB) Ltd (United Kingdom)
Refactor S.r.l. (Italy)
Accordia España SA (Spain)
Renault Financiaciones SA (Spain)
Renault Acceptance Ltd (United Kingdom)
RFS Ltd (United Kingdom)
Overlease SA (Spain)
RCI Bank AG (Austria)
Renault Crédit Rt. (Hungary)
Artida SA (Spain)
RCI Leasing Romania (Romania)
RCI Finantare Romania S.R.L. (Romania)
RCI Leasing C.Z. S.r.o. (Czech Republic)
RCI Finance C.Z. S.r.o. (Czech Republic)
LATIN AMERICA
Corretora de Seguros Renault do Brasil SA (Brazil)
Administradora de Consorcio Renault Do Brasil S/C Ltda (Brazil)
Companhia de Arrendamento Mercantil Renault do Brasil (Brazil)
Companhia de Credito Financiamento e Investimento Renault do Brasil (Brazil)
Rombo Compania Financiera SA (Argentina)
Nissan Renault Wholesale Mexico SA de C.V. (Mexico)
Nissan Renault Finance Mexico (Mexico)

Fully-consolidated companies


Companies accounted for by the equity method


Proportionately-consolidated companies


Non-consolidated companies

** And subsidiaries*

(1) Renault owns 20% of AB Volvo's equity. After taking into account Volvo's treasury stock, Renault's stake in Volvo is 21.8%.

(2) Renault owns 44.3% of Nissan's equity. After taking into account Nissan's treasury stock, Renault's stake in Volvo is 45.7%.

(3) The Group exercised its option to acquire this company and will become the sole partner on December 31, 2007.

(4) 80.1% in January 2006.

1.2 Risk factors ✦

In the course of its business, Renault is exposed to a number of risks that can affect its assets, liabilities and financial performance. These risks are outlined below. Details on how they are managed can be found in Chapter 6.

1. The Group has commercial and/or industrial operations in countries outside Western Europe, notably Romania, Brazil, Argentina, Turkey, Colombia, Chile, Russia and Morocco. These operations account for nearly 17% of revenues, and this share is set to grow, given the Group's development strategy.
The Group's activities in non-Western European countries involve a number of risks. These include GDP fluctuations, economic and governmental instability, regulatory changes, payment-collection difficulties, labor unrest, major swings in interest and exchange rates, and currency controls.

2. Risks affecting the quality of its products, which involve a wide variety of complex technologies, mean that quality is a top priority, with special attention being paid to mechanisms and equipment that deliver active and passive safety.

3. Purchases account for a substantial portion of vehicle production costs, so it is vital for Renault to choose suppliers of the highest caliber, i.e. companies that are financially fit, comply with rules and regulations on sustainable development, deliver high-quality products, and so on.

4. The Group's exposure to industrial risk is potentially significant because its industrial operations are highly concentrated and its plants are interdependent.

5. Renault is dedicated to making vehicles that are environment-friendly in terms of design, manufacture, operation and recycling. In addition, the Group pays careful attention to other aspects of environmental risk: the impact of malfunctions in its plants, harm to individuals, and soil and groundwater pollution.
The most common causes of pollution are fire, explosion, the presence of chemicals, accidental spillage, and natural disasters.

6. Renault depends on the orderly operation of its IT systems. Most of the Group's functions and processes rely on the software tools and technical infrastructure connecting its sites. The main risks pertain to the interruption of IT services, and the confidentiality and integrity of data.

7. In terms of product distribution, the type of risks to which Renault is exposed depends on the distribution channel involved:

- at import subsidiaries, the main risks are related to the audit trail for the commercial resources allocated to these firms;
- at its own distribution subsidiaries, grouped together in REAGROUP, the risks are primarily related to the decentralization and diversity of these entities;
- the financial health of dealership networks is another source of risk.

8. The Automobile Division is naturally exposed to foreign exchange risk in the course of its industrial and commercial activities. Exchange rate fluctuations can have an impact at five levels: operating margin, financial income, income of associated companies, shareholders' equity, and net financial debt.

9. The Group is exposed to counterparty risk in its financial-market and banking transactions, in its management of foreign exchange and interest rate risk, and in the management of payment flows.

10. The Group is exposed to the risk of commodity price fluctuation, since raw materials account for a substantial proportion of vehicle production costs.

11. Through the sales financing business of its subsidiary RCI Banque, the Group is exposed to risks arising from the creditworthiness of its customers (individuals, companies and dealers).

12. The Group's 44.3% holding in Nissan Motor Co., Ltd. ("Nissan Motor"), accounted for by the equity method in Renault's consolidated financial statements, has a major impact on its financial results.

13. Since the Group generates 60% of its sales in the B and C segments, its financial results depend on the success of these two product lines.

14. The European Commission issued recommendations for amending Directive 98/71 on the legal protection of designs and models. These recommendations call for the abolition of protection of spare parts under design and model law. If the amended version of the Directive is adopted, it could have a negative impact on the earnings of the Group.

1.3 The Renault-Nissan Alliance

On March 27, 1999 Renault acquired a 36.8% equity stake in Nissan, together with a 22.5% stake[8] in Nissan Diesel and 100% of Nissan's European finance subsidiaries, for a transaction cost of ¥643 billion (approximately €5 billion or $5.4 billion).

Renault now holds 44.3% of Nissan and Nissan owns 15% of Renault. Each company has a direct interest in the results of its partner.

The Alliance has demonstrated its capacity to improve the individual performance of both partners, while protecting their respective identities, as the result of founding principles chosen to promote balance within the partnership and to capitalize on the complementary strengths of two groups with a global presence.

With vehicle sales up 6% to more than 6.1 million units in 2005, the Renault-Nissan Alliance is now one of the world's leading four automakers.

The Alliance's share of the global market was 9.8% in 2005, with 4.04% for the Renault group (Renault, Renault Samsung and Dacia brands) and 5.74% for Nissan (Nissan and Infiniti brands).

1.3.1 Objectives of the Alliance

1.3.1.1 Vision – Destination of the Renault-Nissan Alliance

March 27, 2004 marked the fifth anniversary of the agreement heralding the creation of the Renault-Nissan Alliance. Both Renault and Nissan took this opportunity to restate the values and principles underpinning the Alliance and to announce new ambitions for the future in the shape of a common "Alliance Vision – Destination" document.

The "Alliance Vision – Destination" was approved by the Alliance Board and has been distributed to all employees in both groups.

VISION – DESTINATION OF THE RENAULT-NISSAN ALLIANCE

The Renault-Nissan Alliance is a unique group of two global companies linked by cross-shareholdings:

- they are united for performance through a coherent strategy, common goals and principles, results-driven synergies, shared best practices.
- they respect and reinforce their respective identities and brands.

The principles of the Alliance

The Alliance is based on trust and mutual respect. Its organization is transparent. It ensures:

- clear decision-making for speed, accountability and a high level of performance;
- maximum efficiency by combining the strengths of both companies and developing synergies through common organizations, cross-company teams, shared platforms and components.

The Alliance attracts and retains the best talents, provides good working conditions and challenging opportunities: it grows people to have a global and entrepreneurial mindset.

The Alliance generates attractive returns for the shareholders of each company and implements the best established standards of corporate governance. The Alliance contributes to global sustainable development.

The Alliance develops and implements a strategy of profitable growth and sets itself the following **three objectives**:

1. To be recognized by customers as being among the best three automotive groups in the quality and value of its products and services in each region and market segment;
2. To be among the best three automotive groups in key technologies, each partner being a leader in specific domains of excellence;
3. To consistently generate a total operating profit among the top three automotive groups in the world, by maintaining a high operating profit margin and pursuing growth.

The objectives of "Vision – Destination of the Renault-Nissan Alliance" were confirmed at the Third Alliance Convention in Tokyo on October 18, 2005, which was attended by some 300 senior executives from Renault and Nissan and other key players in the Alliance. In his opening speech, Carlos Ghosn, President and CEO of Renault and Nissan, repeated that the groups were united in their quest for performance, while each company retained its own identity. Mr. Ghosn also unveiled the Alliance's new organization (see chapter on operational structure).

8. This stake was reduced to 17.88% at end-2003 and sold in March 2005.

1.3.1.2 Renault's major achievements

The conclusion of the Alliance with Nissan accelerated Renault's development into a worldwide group. Since the agreements were signed, Nissan has experienced a remarkable financial recovery and Renault has strengthened the foundations of its operational performance. The following examples of cooperation are the most significant:

- Renault is drawing on Nissan resources to accelerate its international expansion. The two most striking examples are Mexico and the growth of Renault Samsung Motors in Korea.
  Renault was able to harness Nissan's manufacturing capacity in Mexico to launch Clio and Scénic. Structural savings have been made by sharing back-office, purchasing, parts warehouse and legal resources. Sales of both groups are financed by two joint entities created in 2004: NR Finance Mexico for consumers and NR Wholesale Mexico for dealers.
  In Korea, Renault Samsung Motors uses platforms derived from Nissan's Teana for the luxury SM7 and the new version of SM5;
- Renault is gradually and constantly improving its products and performance. The deployment of new working methods in the production facilities in 2003 has resulted in substantial improvements in the quality assessment processes thanks to expert input from Nissan and the exchange of best practices that have since been incorporated in the Renault Production Way (SPR). Modus and Clio III, launched in September 2004 and September 2005 respectively, benefited fully from these improvements, from design through to full production;
- Logan, which is sold under both Dacia and Renault brands and is based on a derivative of the B platform, was launched in September 2004;
- Thanks to the Alliance, Renault is boosting capacity utilization at its existing production facilities. Renault produces parts and engines for Nissan, applying the principle of cross-manufacturing to match the geographical fit and the production policy of each company. For example, the Cléon plant produces engines for Nissan Europe, a Renault subsidiary in Chile and Renault do Brasil respectively produce gearboxes and engines for Nissan Mexico, stampings from the facility in Flins are used in the production of the Micra by Nissan UK, and so on. Conversely, whenever it makes industrial and financial sense, Nissan also manufactures parts and systems for Renault (Clio in Mexico, Trafic in Barcelona, where the Nissan plant produces 60,000 vehicles for Renault, Nissan and Opel/Vauxhall, while cutting the costs of production, purchases, etc.).

The Alliance is generating economies of scale for the future. Renault and Nissan are jointly developing new engines and gearboxes that will eventually be fitted in both Renault and Nissan models. Substantial economies of scale are expected, especially in terms of the recovery of development costs, but also in the areas of manufacturing and logistics. This is already the case for the co-developed M1D and M1G engines;

- Renault plans to capitalize on Nissan's acknowledged expertise in 4x4 design. Nissan is actively participating in the development for Renault of a vehicle derived from its own SUV range that has been styled and defined by Renault and is due to be manufactured by Renault Samsung Motors in Korea in 2007. This concept of co-development and the sharing of tasks among three companies from backgrounds and cultures as radically different as those found in France, Japan and Korea is an exciting challenge for the Alliance as well as a tough exercise in multi-cultural management. Co-development is one of the Alliance's most valuable assets, as it rises to the challenges of globalization;
- Renault is creating value for its shareholders.

  In a turbulent period, when stock markets were rocked by the bursting of the Internet bubble in 2001 and 2002 and the events of September 11, both Renault and the recovering Nissan expanded their worldwide base of investors, won over by the success the Alliance and its future prospects. During their six years of cooperation, Renault and Nissan have seen their share prices soar by 100% and 131%, respectively, while the French and Japanese stock indexes (CAC 40, Nikkei 225) were still below their reference levels of March 29, 1999.

RENAULT AND NISSAN SHARE PRICES BETWEEN MARCH 29, 1999 AND END-DECEMBER 2005


250
200
150
100
50
0
base 100
Six years of Renault-Nissan cooperation

Source: Reuters.


350
300
250
200
150
100
50
0
base 100
Six years of Renault-Nissan cooperation

Source: Reuters.

Over the same period, Renault's market capitalization has more than doubled, growing from €8.4 billion when the Alliance agreement was signed to €19.6 billion on December 31, 2005. On this measure, Renault now ranks seventh, ahead of Volkswagen, AB Volvo and Ford, compared with its eleventh-place ranking at the beginning of 1999.

CARMAKER RANKINGS BY MARKET CAPITALIZATION – 2005 VS. 1999

(€ million)	Market capitalization on March 29, 1999	Ranking	(€ million)	Market capitalization on December 31, 2005	Ranking
Toyota	96,736	1	Toyota	158,204	1
DaimlerChrysler	81,541	2	Honda	44,742	2
Ford	59,848	3	DaimlerChrysler	44,392	3
GM	52,518	4	**NISSAN**	**38,684**	**4**
Honda	39,961	5	BMW	24,790	5
VW	22,159	6	Hyundai	21,529	6
BMW	16,277	7	**RENAULT**	**19,632**	**7**
Fiat	13,522	8	VW	18,310	8
AB Volvo	10,439	9	AB Volvo	16,844	9
NISSAN	**9,049**	**10**	Ford	11,786	10
RENAULT	**8,393**	**11**	Peugeot	11,426	11
Peugeot	6,615	12	Porsche	10,622	12
Suzuki	6,065	13	Fiat	9,212	13
Mazda	4,459	14	GM	9,080	14
Fuji Heavy	3,521	15	Suzuki	8,490	15
Porsche	3,990	16	Mitsubishi	7,878	16
Mitsubishi	3,043	17	Mazda	5,209	17
Hyundai	678	18	Fuji Heavy	3,588	18

Source: Reuters.

Nissan has also achieved a remarkable share price performance during the same six-year period. The group's market capitalization has increased from about €9 billion to more than €38.6 billion, and Nissan is now one of the most profitable volume manufacturers in the world, with an operating margin of more than 10% over the last three years.

Nissan's financial recovery enabled it to resume dividend payments, which have increased regularly since 2000. Over the past five years, the payout has multiplied almost four-fold, from ¥10 billion for FY2000 to ¥48 billion for FY2004. For fiscal 2005, ending March 31, 2006, Nissan has already paid ¥14 per share in November 2005 and will pay ¥15 per share in June 2006. Renault should therefore receive a total payment of more than ¥58 billion for the current fiscal year, 21% more than the preceding year.

DIVIDEND PAYOUT BY NISSAN (PER SHARE AND TOTAL AMOUNT)


¥/share
¥ billion
¥7/share
¥8/share
¥14/share
¥19/share
¥24/share
¥29/share
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005

CLIO III: ANOTHER SUCCESS FOR THE ALLIANCE'S B PLATFORM

RENAULT SAMSUNG MOTORS

Renault Samsung Motors (RSM) manufactures SM5 and SM3, derived from Nissan vehicles, with strong technical support from Nissan in the areas of manufacturing and product customization. This cooperation is consolidating the future growth of RSM. The company launched the third vehicle in its range, SM7, in December 2004. On January 25, 2005 RSM brought out the new, restyled SM5 with technical support from Nissan and SM3 benefited from a facelift in September 2005. The new SM3 will be exported with a Nissan badge in 2006.

1.3.2 Operational structure of the Alliance ✦

1.3.2.1 Main stages in the construction of the Alliance

In accordance with the principles set out in the initial agreement signed in March 1999, the second stage of the Renault-Nissan Alliance was engaged in 2002. This phase strengthened the community of interests between Renault and Nissan, underpinned by stronger equity ties. It involved establishing an Alliance Board tasked with defining Alliance strategy and developing a joint long-term vision.

On March 1, 2002, Renault increased its equity stake in Nissan from 36.8% to 44.3% by exercising the warrants it had held since 1999.

At the same time, Nissan took a stake in Renault's capital through its wholly-owned subsidiary, Nissan Finance Co., Ltd., which acquired 15% of Renault's capital through two reserved capital increases, on March 29 and May 28, 2002. However, under French stock market regulations, Nissan cannot exercise the voting rights attached to these shares.

Nissan took a stake in Renault, giving it a direct interest in its partner's results, as was already the case for Renault in Nissan. Nissan also obtained a second seat on Renault's Board of Directors.

The purpose of the second phase of the Alliance in 2002 was to provide the Alliance with a common strategic vision, which resulted in the creation of Renault-Nissan b.v. and a specific corporate governance policy.

1.3.2.2 Governance and operational structure

CREATION OF RENAULT-NISSAN b.v.

Formed on March 28, 2002 Renault-Nissan b.v. is a joint company, incorporated under Dutch law and equally owned by Renault SA and Nissan Motor Co., Ltd., responsible for the strategic management of the Alliance.

This structure decides on medium- and long-term strategy, as described below under "Powers of Renault-Nissan b.v.". It bolsters the management of the Renault-Nissan Alliance and coordinates joint activities at a global level, allowing for decisions to be made while respecting the autonomy of each partner and guaranteeing a consensual operating procedure.

Renault-Nissan b.v. possesses clearly defined assets and powers over both Renault s.a.s. and Nissan Motor Co., Ltd.

Renault-Nissan b.v. holds all the shares of the existing or future joint subsidiaries between Renault and Nissan Motor Co., Ltd. Examples include RNPO, which since its creation in April 2001 is equally owned by Renault and Nissan. These shares were then transferred to Renault Nissan b.v., which has owned 100% of RNPO since June 2003. RNIS is a common information systems company, created in July 2002 and wholly owned by Renault-Nissan b.v.

ALLIANCE STRUCTURE


RENAULT SA
RENAULT-NISSAN b.v.
RENAULT s.a.s.
Joint companies
RNPO RNIS
Cross-Company Teams (CCT)*
Functional Task Teams (FTT)**

** Cross-Company Teams (CCT): 19 Cross-Company Teams made up of Renault and Nissan staff to manage joint projects*
*** Functional Task Teams (FTT): 9 teams of experts in the support functions*

RENAULT s.a.s.

Moves to strengthen the Alliance between Renault and Nissan Motor Co., Ltd., and to delegate strategic management to Renault-Nissan b.v. made it necessary to reorganize Renault. This resulted in the formation of a simplified joint-stock company, Renault s.a.s., wholly owned by Renault SA and endowed with the bulk of its assets.

Renault SA holds Renault's shares in Nissan. In addition to Renault s.a.s. and its subsidiaries, Renault SA's assets primarily consist of the equity interest in Nissan, while its liabilities mainly comprise redeemable shares, financial liabilities and bank borrowings.

Renault s.a.s. is managed by the President and CEO of Renault SA and by a Board of Directors composed of the same members as Renault SA's Board of Directors. This reorganization has no effect on Renault's staff or shareholders, or consolidated financial statements.

The powers of Renault-Nissan b.v. as outlined below allow the representative Alliance Board to take decisions or to propose decisions to Renault s.a.s. and Nissan Motor Co., Ltd. These decisions are then handed down by entities such as the Alliance Coordination Bureau and the Steering Committees to the Cross-Company Teams (CCT), Functional Task Teams (FTT) and Task Teams (TT) for implementation in both the Renault and Nissan groups.

POWERS OF RENAULT-NISSAN b.v.

Renault-Nissan b.v.'s decision-making powers with respect to Nissan Motor Co., Ltd. and Renault s.a.s. are limited to the following areas:

- adoption of three-, five- and 10-year plans (strategic company projects, with quantified data);
- approval of product plans (parts of strategic projects corresponding to the design, development, manufacture and sale of current or future products, vehicles and components);

- Decisions concerning the commonization of products and powertrains (such as platforms, vehicles, transmissions, engines and other components);
- Financial policy, including:
  - discount rates used for ROCE studies and hurdle rates, applicable to future models and investments,
  - risk-management rules and the policy governing them,
  - rules on financing and cash management,
  - debt leverage;
- management of common subsidiaries, Cross-Company Teams (CCT) and Functional Task Teams (FTT) including CCT/FTT/TT creation, modification or disbandment and;
- any other subject or project assigned to Renault-Nissan b.v. on a joint basis by Nissan Motor Co., Ltd., and Renault s.a.s.

Renault-Nissan b.v. also has the exclusive power to make a range of proposals to the two operating companies, Nissan Motor Co., Ltd. and Renault S.A.S.

These two entities are free to accept or reject these proposals. Renault-Nissan b.v.'s power of initiative ensures that the two partners harmonize their policies.

This includes:

- creation and scope of joint subsidiaries;
- supplementary financial incentive schemes;
- significant changes in scope, whether geographic or in terms of products, for total amounts of $100 million or more;
- strategic investments, i.e. investments other than product-related investments, amounting to $500 million or more;
- strategic cooperation between Nissan Motor Co., Ltd., or Renault s.a.s. and other companies.

All other aspects relating to Renault s.a.s. and Nissan Motor Co., Ltd., whether operational, commercial, financial or labor-related, are managed independently by each company and the corresponding decisions will be taken independently by these companies' respective governing bodies. The two companies retain their autonomy of management, the identity of their respective brands, their employee-representative bodies and their employees. They are also responsible for their own results.

THE ALLIANCE BOARD

The role of the Alliance Board

The Board replaces the Global Alliance Committee (GAC), the decision-making body set up in 1999, but it has a broader role and enhanced powers. The Alliance Board (AB) held its first meeting on May 29, 2002, and since meets every month. The Alliance Board is the decision-making body for all issues affecting the Alliance's future.

Both Renault and Nissan continue to manage their business and to perform as two separate companies. The operational management of each group remains in the hands of senior management accountable to their own Board of Directors.

Alliance Board members ✦

Until April 29, 2005 the Alliance Board comprised: Louis Schweitzer, President; Carlos Ghosn, Vice President; Patrick Blain; Georges Douin; Norio Matsumura; Nobuo Okubo; Jean-Louis Ricaud; and Tadao Takahashi.

As of April 29, 2005, the Board is presided by Carlos Ghosn, President and CEO of Renault and President and CEO of Nissan. The Alliance Board also includes three other members from Renault (Patrick Pélata, Patrick Blain and Jean-Louis Ricaud) and three from Nissan (Toshiyuki Shiga, Tadao Takahashi and Mitsuhiko Yamashita).

The Alliance Board Meeting (ABM) is attended by all the members of Renault's and Nissan's Executive Committees, Alliance Board secretary and heads of CEO Offices and focuses on strategic matters. Decisions taken at the meetings are officially approved by the Alliance Board.

To ensure that both parties share the fruits of the Alliance's performance, the Renault-Nissan agreement provides for reciprocal grants of stock options (or warrants, then Share Appreciation Rights, SAR, in the case of Nissan) to members of the Alliance Board. Nissan-designated members received a total of 100,000 Renault stock options in 2003. As a quid pro quo, members designated by Renault received equivalent compensation in SAR. This principle will be extended to include the leading contributors in the working groups to the progress of the Renault-Nissan Alliance. Under this system, total compensation amounted to 387,000 stock options for 64 persons in the two groups in 2004.

COORDINATION BUREAU

A single representative of Renault and Nissan is responsible for the two Alliance Coordination Bureau Offices in Paris (CBPO) and Tokyo (CBTO) that include the support function of the Alliance Board Meeting (ABM), human resources and communications.

The Coordination Bureau is tasked with the following missions:

- planning the agendas for and preparing the ABM;
- providing functional support for the Steering Committees (SC), Cross-Company Teams (CCT), Functional Task Teams (FTT) and Task Teams (TT);
- centralizing and publishing recent and relevant information about the Alliance;
- assessing the workings of the Alliance, making occasional surveys and reporting on changes;
- managing the Alliance Steering Committees at Renault (RASC) and Nissan (NASC), sharing information with the representatives of the Steering Committees, CCTs, FTTs and TTs and drawing up clearly defined action plans to implement the decisions taken by the ABM;
- promoting the cross-functional visibility of the Alliance and joint actions together with the Corporate Communications Departments at Renault and Nissan.

The Alliance Coordination Bureau reports to the Alliance Board.

STEERING COMMITTEES

The Steering Committees are tasked with defining the Alliance's cross-functional strategic operational priorities, submitting topics to the ABM that may be given priority status in the agenda and coordinating the activities of the Cross-Company Teams, Functional Task Teams and Task Teams that fall within the scope of the Steering Committees. They take operational decisions that are not within the scope of the CCTs, report on progress to the ABM and, wherever necessary, arbitrate on and/or confirm decisions.

There are seven Steering Committees, each focusing on a different field, that support the CCTs and FTTs in the implementation of Alliance projects:

1. Planning;
2. General Overseas Markets;
3. Control and Finance;
4. Sales and Marketing;
5. Information Systems;
6. Support Functions;
7. Product Development and Manufacturing.

CROSS-COMPANY TEAMS (CCT)

The CCTs are working groups comprising staff and experts from both companies that are tasked with exploring possible areas of cooperation and synergy between Renault and Nissan, defining and concretely specifying projects and then monitoring the implementation of projects approved by the Board.

There are 19 teams working in the following areas:

1. Europe
2. Eastern Europe
3. Africa and Middle East
4. Asia and Oceania
5. China
6. Korea
7. Mexico
8. Central America
9. South America
10. Product Planning
11. Research and Advanced Engineering
12. Vehicle Engineering
13. Powertrains
14. Manufacturing
15. Logistics
16. Process Engineering
17. Purchasing
18. Light Commercial Vehicles
19. Parts and Accessories

The CCTs are headed by two co-leaders, one from Renault and one from Nissan.

The 19 CCTs report to the Alliance Board on the state of progress of their work and their results through the Steering Committees.

FUNCTIONAL TASK TEAMS (FTT)

The FTTs are made up of experts from both Renault and Nissan and provide the CCTs with essential support in terms of benchmarking, the promotion of best practices and the harmonization of tools used in the support functions.

There are nine FTTs that continue to cover the following key areas:

1. Quality;
2. Cost Management and Control;
3. Research and Development;
4. Legal and Tax;
5. Corporate Planning;
6. Communications;
7. Human Resources;
8. Marketing;
9. Sales and Service.

TASK TEAMS (TT)

As soon as a specific issue is identified, a Task Team (TT) is appointed to work on the issue until a solution is found.

There are currently four TTs working on the following topics:

1. Industrial Strategy;
2. E-Business;
3. Customs and Trade;
4. Marketing.

1.3.3 The status of Alliance projects

Since the Alliance agreement was signed in 1999, Renault and Nissan have initiated cooperation programs in a broad range of fields of activity. The synergies generated can be classified into two categories:

- structural cooperation;
- regional cooperation

1.3.3.1 Structural cooperation

PRODUCT PLANNING

The Product Planning CCT coordinates Alliance product planning and defines a medium- and long-term vision for both groups' vehicle and powertrain ranges. It aims to ensure maximum market coverage while minimizing costs and expenses and product cannibalization (i.e. direct competition between Renault and Nissan for certain products in a given market). The Product Planning CCT has the leading role of product range proposal towards the Regional CCTs and the Light Commercial Vehicles CCT. It also defines the powertrain plan according to customer requirements.

The specific role of the Product Planning CCT is to ensure that Renault and Nissan products and brands remain distinct, by respecting the following guideline: "No cross - or double - badging" unless absolutely necessary. The Product Planning CCT also coordinates the exchange of information on market surveys and research: customer surveys, quality, and price/volume forecasts in order to harmonize working methods and to better anticipate future developments.

PLATFORMS

Renault and Nissan aim to share 10 platforms that are common or that share interchangeable components for their main vehicles by 2010 (1.5 million vehicles a year and by platform).

The common platforms are developed as the vehicle range of each of the partners is renewed.

B platform

The B platform, the first common platform, was developed under Nissan's leadership. The platform was launched by Nissan in Japan in March 2002 with the new March and then Micra (the European equivalent of March) and Cube at the end of the same year. On the domestic market, Nissan Tiida was launched in September 2004, followed by Nissan Tiida Latio the next month and Nissan Note on January 20, 2005. All three vehicles are based on the B platform.

Renault unveiled Modus in May 2004. Modus is the first Renault model to use the common B platform. In September 2005, Renault launched the new Clio III, which is also based on the B platform.

Logan, which is sold under both Dacia and Renault badges and is based on a derivative of the B platform, was launched in September 2004.

C platform

The C platform is the Alliance's second common platform, developed under Renault's leadership. It was launched by Renault at the end of 2002 for the new Mégane II. Nissan's new Lafesta minivan was launched in Japan in December 2004 and was the first Nissan vehicle to use the C platform. The new Serena minivan launched by Nissan in May 2005 is also based on this platform.

Interchangeable components

In addition to the shared platform strategy, Renault and Nissan have adopted an innovative approach – the Interchangeable Component Policy – that enables them to exchange components between platforms.

The approach is the fruit of a functional analysis of customer requirements and the development of the interface between a vehicle and its components. Different components have varying levels of commonality and greater flexibility is achieved, while respecting the differences between vehicles. The approach also aims to cut costs and boost quality.

POWERTRAINS (ENGINES AND TRANSMISSIONS)

Renault and Nissan plan to share powertrains in order to reduce diversity. The aim is to develop eight families of common engines and the same number of common gearboxes by 2010.

Cooperation in the development of common powertrains (engines and gearboxes) is intensifying.

The following subsystems are already exchanged or will be exchanged in the future:

Nissan components used by Renault

- Nissan's 3.5-liter V6 (VQ35) gasoline engine in Vel Satis since February 2002 and Espace since October 2002;
- Nissan's R145 four-wheel drive transmission in Kangoo 4x4 since May 2001;
- Nissan's ZD30 3-liter diesel engine in Master and Mascott since 2004.

Renault components used by Nissan

- Renault's JH 160Nm manual gearbox in March since 2001 and Micra since 2002;
- Renault's JR 200Nm manual gearbox in Almera since 2002 and Micra since 2003;
- Renault's K9K 1.5-liter dCi diesel engine in Almera since October 2002 and Micra since January 2003;
- Renault's FQ9 1.9-liter dCi diesel engine in Primera since December 2002.

Production of Nissan parts by Renault

Renault's factory in Cacia, Portugal manufactures Nissan's ND manual gearboxes for the Primera and Almera models assembled by Nissan Motor Manufacturing (UK) Ltd., for Almera Tino which is assembled by NMISA in Barcelona and for Renault Mégane II, which went into production at Douai in February 2002.

Common powertrains developed jointly by Renault and Nissan

1. The HR15DE (S2G 1.5-liter) and MR20DE/MR18DE (M1G 1.8-2.0-liter) gasoline engines:

- HR15DE in Nissan Tiida and Tiida Latio since July 2004 and Nissan Note since December 2004,
- MR20DE in Nissan Lafesta since December 2004, in Serena since May 2005 and in a Renault vehicle in early 2006,
- MR18DE in Nissan Tiida and Tiida Latio since January 2005;

2. M1D 2.0-liter diesel engine (M9R): M1D in Renault Laguna II since 2005;

3. MT1 240Nm six-speed manual gearbox: MT1 in Renault Modus and Mégane II since 2005.

LIGHT COMMERCIAL VEHICLES: DUAL-BADGING IN EUROPE – CROSS-MANUFACTURING IN EUROPE AND BRAZIL

Renault and Nissan develop and market their own vehicles with respect for brand strategies. However, in the short term, and for specific products (such as light commercial vehicles) in some markets, Renault and Nissan have not ruled out the possibility of selling selected products from their partner's lineup under their own brand name.

In Europe, the initial purpose of dual-badging was to boost sales of Nissan light commercial vehicles.

QUALITY

Alliance Quality Charter

The Charter precisely defines the joint quality directives and procedures; it is applied to all Alliance projects.

The Charter covers all the key quality processes: customer quality surveys, Group quality targets, quality control in the development of new models, production quality assurance, quality assurance of outsourced components, service quality assurance (sales and aftersales), quality of technical progress, and warranty policy and procedures.

The Charter brings Renault and Nissan closer together through the use of common quality tools, such as Alliance Vehicle Evaluation System (AVES), Alliance New Product Quality Procedure (ANPQP), Alliance Supplier Evaluation System (ASES) and the definition of the parts per million (PPM) targets for parts manufactured outside the Group:

- ANPQP, a quality measurement system developed for suppliers for the B platform for March and Micra, is now applied to all new projects;
- ASES is used to assess the controls and performance of suppliers and their technical skills in the field of quality.

Exchange of best practices

The Quality FTT has studied best practices in an effort to boost progress in the realm of quality in both companies and to help achieve the Group's targets. The best practices are sourced from Renault or Nissan (Japan, United States, Europe) and are upgraded by both companies if necessary.

Both companies have been contributing to the Renault Quality Plan and the Nissan Quality 3-3-3 since 2003.

Synergies

Renault and Nissan progress together by generating synergies in quality management in a range of fields, including:

- incidentology in Europe (creation of a joint powertrain team in January 2003);
- improvement of supplier quality assurance;
- optimization of diagnosis systems;
- mutual support in improving quality control;
- a joint working group in Mexico.

PURCHASING

The Alliance has been able to make substantial cost savings by pursuing a joint purchasing strategy and building a network of common suppliers.

Renault-Nissan Purchasing Organization (RNPO)

The Renault-Nissan Purchasing Organization (RNPO) was established in April 2001 as the first Alliance joint-venture company. RNPO initially managed about 30% of Nissan's and Renault's global annual purchasing turnover. This percentage was increased to 43% at the end of 2002 and reached 70% in January 2004, representing a combined annual purchasing volume of $33 billion in three major regions (Japan, Europe and the United States). The geographical scope of RNPO has been extended to all the regions where Renault and Nissan have production activities in an effort to respond to worldwide needs.

As a joint Renault and Nissan procurement structure, RNPO helps to improve purchasing efficiency by using a global management system for purchases coming within the scope of the Alliance. A second survey shows that suppliers strongly support RNPO as it brings value to the business.

LOGISTICS

The Logistics CCT was created in 2004 to capitalize on the geographical fit between the Alliance's production facilities worldwide. The Logistics CTT is also tasked with forecasting the Alliance's fast-growing international business.

INFORMATION SYSTEMS

Renault and Nissan are bringing their information systems (IS) and information technology (IT) closer together. Their intention, through increased collaboration, is to improve performance through three main areas for progress: standardization of infrastructures, global vendor management, and implementation of common business applications.

Renault-Nissan Information Services (RNIS), the Alliance's second joint venture after RNPO, was set up in July 2002. A wholly-owned subsidiary of Renault Nissan b.v., RNIS is responsible for coordinating IS/IT policy for both groups and steering them towards common technical solutions.

1.3.3.2 Regional cooperation

Renault and Nissan are highly complementary in terms of markets, products and know-how, leveraging their presence in all the major automotive markets. Each can thus move into new markets at a lower cost, relying on the other partner's manufacturing facilities and distribution network. This close fit also enables the groups to round out their respective product and service offers. Moreover, Renault and Nissan each benefit from exchanging know-how in research and development, processes and marketing.

EUROPE

From the outset of the Alliance, Renault and Nissan have worked together, forming joint European structures with a view to rationalizing fixed costs and distribution costs.

At European level

Group Offices have been set up under Renault's authority in order to facilitate the exchange of best practices in the fields of aftersales documentation and marketing surveys.

At local level

Joint Local Group Offices operate in France, Spain, the UK and Italy, under Renault's authority. Front-office activities remain separate.

Seven Single Legal Entities (SLE) have been established. SLEs are companies that are owned and managed by Renault on shared premises. They include a dedicated Nissan front office tasked with distributing Nissan products in the country.

In addition to the Group Offices and SLEs in Europe, Renault UK and Nissan Motor GB share common premises and a common parts warehouse.

In April 2005 Renault and Nissan opened a common regional parts warehouse in Hungary, which will cover activities of both groups in Central Europe. The warehouse ships Renault parts to Austria, Hungary, the Czech Republic and Slovakia, and Nissan parts to Austria, Hungary, Slovakia and Slovenia. The warehouse was inaugurated on June 1, 2005.

MEXICO AND CENTRAL AMERICA

The aim is to support Renault's return to the Mexican and Central American markets, while optimizing Nissan's manufacturing capacity.

Mexico

Cooperation in Mexico consists of the following initiatives:

- Separate sales strategies with a shared back office.
  The Alliance project for Renault's return to the Mexican market was launched in January 2000, with the support of Nissan;
- Creation of a network of Renault dealerships;
- Joint production:

  Production of Renault Scénic started at Nissan's Cuernavaca factory in December 2000 and heralded the Alliance's first cross-manufacturing operation. (Production stopped in mid-2004).

  Production of Renault Clio started at Nissan's Aguascalientes plant in November 2001.

  Nissan Platina, which is based on Clio Sedan, has been manufactured at Nissan's Aguascalientes and marketed since April 2002;
- New financing program in Mexico:
  In January 2004 NR Finance Mexico SA de C.V. (NRFM) was created to offer consumer credit solutions to Renault and Nissan customers and NR Wholesale Mexico SA de C.V. (NRWM) was set up to offer financing solutions to dealers.

Central America

Five Nissan National Sales Companies have Renault outlets in Ecuador, *El Salvador, Honduras, Panama and Nicaragua.*

In Guatemala, Renault started up business in December 2003 with a National Sales Company that also manages Nissan activity in El Salvador, Honduras and Nicaragua.

In Costa Rica, FASA Group, the Renault and Nissan National Sales Company in Panama, successfully took over Renault's previous importer in April 2005 in an effort to revitalize the brand. Results in the first few months were encouraging.

MERCOSUR AND SOUTH AMERICA

The purpose of this initiative is to optimize Alliance synergies in the Mercosur region by growing Nissan's passenger car and LCV sales through the joint use of Renault's manufacturing and commercial facilities.

Brazil

- Creation of Nissan do Brasil Automoveis in October 2000.
- Consolidation of back-office functions under the authority of Renault.
- Nissan do Brasil develops a dealership network with the support of the existing Renault network.
- Joint production of LCVs:
  - December 20, 2001: Renault and Nissan inaugurate the new LCV assembly plant in Curitiba and Parana in Brazil.
  - Assembly of Renault Master started in December 2001, followed by the Nissan Frontier pickup in April 2002.
  - Production of Nissan Xterra, the second Nissan product to be manufactured at the plant, started on March 26, 2003.

Argentina

Renault Argentina took charge of Nissan imports in June 2001.

Peru

In Peru, Nissan's import partner is supporting Renault's return to the market.

ASIA-OCEANIA

The aim is to grow sales of Renault brands in the Asia-Oceania region with the support of Nissan headquarters for back-office functions and local support in five countries.

Japan

Nissan supports growth of Renault's sales network:

- Nissan dealers have been selling Renault vehicles through Renault sales outlets since May 2000.

Renault Samsung Motors:

- Renault Samsung Motors (RSM) manufactures SM5, SM3 and SM7, derived from Nissan vehicles, with strong technical support from Nissan for manufacturing and product customization. This collaborative effort is to secure RSM's future growth. On January 25, 2005 RSM launched the new SM5, which was redesigned with technical support from Nissan.
- On November 24, 2005, Nissan announced plans to sell the compact SM3 sedan manufactured by RSM in Korea on different world markets, starting in early 2006.

Australia

Nissan Australia has taken over Renault's distribution activities in the country.

Malaysia

Renault signed a memorandum of understanding with TCEC (TC Euro Cars Sdn. Bhd.), a subsidiary of Nissan's Malaysian partner, on May 15, 2003. TCEC has been handling distribution and aftersales services for the Renault range since September 2003 and has been assembling Kangoo since the end of 2004.

China

The strategy consists in developing both partners through projects conducted in China.

Activities under Nissan's major strategic partnership agreement with Dongfeng Motor started in July 2003. Renault has announced plans to produce vehicles in China with Dongfeng Motor.

AFRICA, EASTERN EUROPE AND THE MIDDLE EAST

The scopes of operation are split according to the strength of each group's presence.

Morocco

On November 1, 2000 Renault took over the exclusive Nissan importer in Morocco, SIAB, and has since been supporting the growth of Nissan on the Moroccan market.

Tunisia

Renault's National Sales Company, ARTES, became Nissan's new NSC on May 16, 2003 with a view to growing Nissan's activity and brand recognition in Tunisia.

South Africa

In South Africa, Renault enjoys the support of Nissan's logistics organization, training center and spare parts warehouses.

Renault-Nissan Purchasing Organization (RNPO) makes full use of joint purchasing opportunities in South Africa.

Renault and Nissan have created a local Alliance committee to develop Group Offices focusing on sales, marketing and the spare parts sector.

Kuwait

Sales of Renault vehicles through the existing Nissan network started in Kuwait in January 2003.

The Al-Babtain group is responsible for sales of Renault and Nissan vehicles in Kuwait.

Bahrain

Sales of Renault vehicles through the existing Nissan dealer network started in Bahrain in February 2003.

Al-Moayyed distributes both Renault and Nissan vehicles in Bahrain.

Qatar

Sales of Renault vehicles through the existing Nissan dealership network started in Qatar in May 2003.

The two brands' vehicles are distributed by the network of Al-Mana dealerships in Qatar.

UAE and Oman

The National Sales Companies started distributing Renault models in both countries in September 2005 along similar lines to the other Gulf states mentioned previously.

Romania

In Romania, Renault started importing and distributing Nissan models in January 2003 through the Renault-Nissan Romania subsidiary that is wholly owned by Renault s.a.s.

Bulgaria

Renault Nissan Bulgaria was set up in September 2005 in response to the strong growth of the Bulgarian market and in readiness for Bulgaria's entry into the European Union. Renault Nissan Bulgaria is wholly owned by Renault s.a.s. and is responsible for:

- importing vehicles and spare parts for the Renault, Nissan and Dacia brands;
- distributing them through the three brands' dealer networks.

Russia

Nissan Europe and Renault International Operations are actively generating back-office synergies between their respective National Sales Companies.

Find out more at renault.com (http://www.renault.com)

1.3.3.3 Human resources in the Alliance

Human resources management in the Alliance covers staff exchanges between the two groups and the Alliance Business Way Program, a training scheme specially developed to promote mutual understanding and enable staff to work together effectively and efficiently.

STAFF EXCHANGES

Since the Alliance was created, Renault and Nissan have been exchanging staff in an effort to improve the performance of the Alliance. These exchanges have concerned 412 employees (including common organizations) and can be grouped into four categories:

- Renault and Nissan expatriates who are employed in key functions in the two parent companies. Such exchanges help reinforce the various functions through the sharing of best practices as well as encouraging mutual understanding. On June 1, 2005, there were 70 expatriates in the category:
  - 36 Renault employees are working for Nissan in Japan, mainly in the headquarters in Ginza and the technical center in Atsugi,
  - 34 Nissan staff members are working for Renault, either at the headquarters or in the engineering centers in Rueil and Guyancourt;
- 14 other expatriates work on Alliance projects such as development of platforms, engines and transmissions;
- the third category includes people working in common companies, such as RNPO and RNIS. Approximately 270 people fall into this category;
- lastly, personnel exchanges within a regional framework also exist. A total of 37 Renault employees have been assigned to Nissan affiliates, mainly in Europe. Nissan has also posted 21 employees either to Renault Samsung Motors in Korea or Renault in Japan and the Asia-Pacific region.

These 412 employees are clearly not the only people who are directly involved in the workings of the Alliance. Several hundred people are involved in Alliance bodies and the CCTs and FTTs in particular. These people remain employed by their parent company.

ALLIANCE BUSINESS WAY PROGRAM

The Alliance Business Way Program aims to boost the global success of the Alliance by improving team performance and individual skills. The program strives to build positive win-win relationships inside the Alliance.

The following training programs are on offer: ✦

- working with Japanese and French partners;

This training course is available at both Renault and Nissan and is designed for the Alliance's key contributors. The purpose of the course is to gain a better understanding of cultural heritage and styles of working by focusing on three topics: communications, project management and solving problems while retaining a positive partnership. A total of 310 people from the two companies have attended this course;

- Team-Working Seminars (TWS) are designed for staff working in the Alliance entities, such as the CCTs and FTTs and common organizations. They aim to:
  - improve team working,
  - strengthen personal bonds and mutual trust,
  - create a team identity,
  - and share common team goals.

Since the program was launched in 2003, 21 teams have organized TWS/F-ups for more than 360 participants;

- Alliance Engineer Exchange Program (AEEP).

The AEEP is a new program launched in 2005. It is designed to manage six joint Renault-Nissan technical projects and to offer 12 promising young engineers the opportunity to become involved in the Alliance.

1.3.4 Nissan's strategy and results in 2005

Nissan's financial statements are prepared under Japanese accounting standards, which differ from the standards used by Renault. The statements include intermediate operating totals and some Nissan-specific indicators. To measure the contribution to Renault's results, Nissan's financial statements are restated, as described in Note 14 of the Notes to the Consolidated Financial Statements, page 191.

The Nissan group has more than 180,000 employees and operates production facilities in 43 countries. The Nissan group is the second Japanese carmaker, with more than 3.3 million vehicle sales worldwide. Sales are classified in four major regions: Japan, North America, Europe and General Overseas Markets.

Key figures from the fiscal year that was closed at the end of March 2005:

- worldwide vehicle sales: 3,388,000 units, representing annual growth of 10.8%;
- consolidated net revenue: ¥8.576 trillion, an increase of 15.4%;
- consolidated operating profit: ¥861.2 billion, or 10.0% of revenue;
- consolidated net income: ¥512.3 billion, an increase of 1.7%;
- return on invested capital (ROIC): 20.1%.

1.3.4.1 Nissan's strategy and growth

SUSTAINED GROWTH IN SALES AND PROFITS

Another record-breaking fiscal year 2004

In April, Nissan announced record profits for fiscal 2004, which closed on March 31, 2005. Nissan posted operating profit of ¥861 billion on revenue of ¥8.576 trillion (approximately €6.4 billion and €63.8 billion). This is one of the highest operating margins of any volume carmaker.

OPERATING MARGIN (% OF REVENUE)


4.8%
7.9%
10.8%
11.1%
10.0%
2000
2001
2002
2003
2004

The Nissan 180 business plan has already met two of its three goals: achieve an annual operating profit margin of 8% and zero automotive debt, putting Nissan on track for profitable, sustainable growth.

Half-year results at end-September 2005

For the first six months of the 2005 fiscal year, from April to September 2005, amid market conditions made difficult by price wars and higher commodity prices, Nissan's consolidated net revenue rose significantly by 12.1% and operating profit margin was 9.2%.

	H1 2004		H1 2005		% change 2005/2004
In billions	¥	€(1)	¥	€(1)	
Revenue	4,008	29.5	4,491	33.1	+12.1
Operating margin	403	3.0	411.5	3.0	+2.0
% of revenue		10.1		9.2	+0.7
Net profit	239	1.8	230.7	1.7	-3.4

(1) For reference only. All of Nissan's results are published in yen and converted to euros at the rate of 135.7 yen per euro.

Nissan's sales again grew strongly to 1,834,000 vehicles, up by 15% on the first half of 2004, driven by progress achieved on all markets. Nissan maintained its forecast announced in April 2004 for the full fiscal year ending March 31, 2006.

The third goal of the Nissan 180 business plan was achieved at the end of September 2005: to sell 1 million additional vehicles, backed by 31 new product releases during the three years of the plan.

NISSAN 180: 1 MILLION ADDITIONAL VEHICLES


3,671.0
+1,073.5
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(1,000 units)
2,595.5
General Overseas Markets (incl. Mexico and Canada)
Europe
US
Japan
577.5
713.5
901.4
2001
Base Nissan 180
Oct. 2004 - Sept. 2005

Nissan sales in the year ending December 31, 2005

On December 31, 2005 sales for calendar year 2005 totaled 3,597,748 vehicles, representing an increase of 9.2% compared with the same period in 2004 and 38% in comparison with the goal of 2.6 million vehicles established when the Nissan 180 business plan was announced.

Volume growth in the United States

The US accounts for 30% of Nissan's sales and is the group's most profitable market. Despite tough competition, both of the group's brands, Nissan and Infiniti, continued to win market share. For the first time ever, sales topped the 1 million mark at 1,076,670, representing growth of 9.2% over the 985,989 units sold in 2004. Progress has been fueled mainly by the success of the Altima sedan, Sentra, the Pathfinder SUV and the Infiniti-badged luxury sedan, M45.

Improved market share in Japan

Nissan group registrations rose by half a point, accounting for 19.3% of total industry volume in Japan in 2005. Nissan has benefited from the launch of six new models since September 2004: Murano crossover SUV, Tiida compact hatchback and Tiida Latio compact sedan, Fuga luxury sports sedan, Lafesta minivan and Note Quant compact car.

Stability in Europe

Sales in Europe (Western, Eastern and Central Europe) dipped by 0.6% to 540,945 units, a decrease due mainly to weak Micra sales and despite strong demand for recent launches, such as the Pathfinder SUV and the Navara pickup.

COMMITMENTS OF THE NEW NISSAN VALUE-UP BUSINESS PLAN

Nissan announced its new three-year plan when releasing its results for fiscal 2004. The Nissan Value-Up plan includes new commitments:

- to reach annual global sales of 4.2 million units by the end of fiscal year 2007 (March 2008);
- to maintain the top-level operating profit margin of all volume manufacturers worldwide for all three years;
- to maintain a return on invested capital (ROIC) of 20% or higher throughout the plan.

Nissan plans to launch 28 new models during the three years of the plan. Ten of these new models will be new automotive concepts. The plan also provides for commercial expansion programs, such as the sale of the Infiniti brand on all markets worldwide. Currently available in North America, Taiwan and the Middle East, the Infiniti brand will also be marketed in Korea, China and Russia.

TARGETED INVESTMENT PLANS

Stronger presence in India and Ukraine

Further to the announcement of Nissan Value-Up in April, Nissan has decided to strengthen its presence in a number of countries with high growth potential.

Created in 2005, Nissan Motor Ukraine plans to boost Nissan's position on the market by improving and growing the distribution network with greater support for distributors in terms of logistics, services, marketing and advertising.

Nissan has also set up Nissan Motor India Private Ltd., which is now tasked with importing Nissan vehicles and parts, as well as the sale, marketing, distribution and aftersales service of Nissan products in India.

Nissan unveils five new models for the Chinese market

Nissan and Dongfeng Motor Co., China's third-largest automotive group, are expanding in line with the three-year plan announced by management in July 2003. On April 19, 2005 Nissan unveiled five new models for the Chinese market: the Tiida compact hatchback, the Tiida sedan, the Fuga luxury sedan, the Quest van and the 350Z sports coupe.

The Chinese market is especially important to the success of Nissan Value-Up. Under the new plan, Nissan aims to sell more than 500,000 units in China (including Dongfeng-badged LCVs), making China Nissan's third-largest market.

Egypt becomes the new production base for the Middle East and North Africa

In 2004 Nissan outlined plans to invest more than $60 million in 2004 and 2005 to purchase and upgrade the premises and the assembly lines operated by its Egyptian partner, located near Cairo, and to develop local marketing structures and distribution network. The start of production and sale of a pickup truck in April 2005 heralded the beginning of a regional development plan that will see Egypt become the production base for the Middle East and North Africa.

1.3.4.2 Nissan's 2005 contribution

CONTRIBUTION TO RENAULT'S CONSOLIDATED NET INCOME

Nissan contributed €2,275 million to Renault in 2005, compared with €1,689 in 2004, recorded in the financial statements as a share in net income of companies accounted for by the equity method.

This item can be broken down as follows: ✦

- €1,825 million of equity-accounted income in Renault's financial statements over 12 months in 2005, plus;
- €450 million of non-recurring profit following finalization of the transfer of Nissan's pension commitments to the Japanese government.

DIVIDEND PAYOUT

Dividends received by Renault

Renault received €383 million in dividends in 2005, compared with €345 million in 2004. The 2005 figure comprises:

- the second dividend payment for 2004 of ¥12 per share, received in June 2005 (€182 million);
- the first payment for 2005 of ¥14 per share, received in November 2005 (€201 million).

Nissan's new dividend policy under Nissan Value-Up

Under Nissan Value-Up, which replaced Nissan 180 in April 2005, Nissan announced regular dividend growth over the next three fiscal years, reaching ¥40 per share for the year ending March 31, 2008.

1.3.5 Combined sales performance and financial indicators of the Alliance

1.3.5.1 Manufacturing and commercial presence ✦

WORLDWIDE SALES

(in units)	2005	2004	% change 2005/2004
RENAULT GROUP	2,533,428	2,490,337	+1.7%
- Renault	2,249,995	2,308,972	-2.6%
- Renault Samsung Motors	119,027	85,046	+40%
- Dacia	164,406	96,319	+70.7%
NISSAN GROUP	3,597,748	3,295,830	+9.2%
- Nissan	3,448,637	3,157,002	+9.2%
- Infiniti	149,111	138,828	+7.4%
RENAULT-NISSAN ALLIANCE	6,131,176	5,786,167	+6.0%

SALES IN WESTERN EUROPE			
RENAULT	1,743,745	1,812,971	-3.9%
France	704,869	721,594	-2.3%
Germany	185,654	181,149	+2.5%
Italy	162,490	179,703	-9.6%
Spain	238,216	237,232	+0.4%
UK	197,366	212,490	-7.3%

(In units)	2005	2004	% change 2005/2004
NISSAN	**447,873**	**472,923**	**-5.3%**
Nissan	447,873	472,923	-5.3%
France	48,388	49,810	-2.9%
Germany	53,050	60,068	-11.7%
Italy	54,002	70,402	-23.3%
Spain	70,796	69,750	+1.5%
UK	102,048	104,287	-2.1%
RENAULT-NISSAN ALLIANCE	**2,191,618**	**2,285,894**	**-4.1%**
France	753,257	771,404	-2.4%
Germany	238,704	241,217	-1%
Italy	216,492	250,105	-13.4%
Spain	309,012	306,982	+0.7%
UK	299,414	316,777	-5.5%
SALES IN CENTRAL AND EASTERN EUROPE			
RENAULT	**391,458**	**343,104**	**+14%**
Russia	29,179	16,126	+81%
Romania	137,244	92,169	+48.9%
Turkey	116,511	118,121	-1.3%
NISSAN	**93,072**	**71,025**	**+31%**
Russia	46,485	28,438	+63.5%
Romania	2,288	1,568	+45.9%
Turkey	10,511	10,422	+0.9%
RENAULT-NISSAN ALLIANCE	**484,530**	**414,129**	**+17%**
Russia	76,664	44,564	+72%
Romania	139,532	93,737	+48.8%
Turkey	127,022	128,543	-1.1%
SALES IN MIDDLE EAST AND AFRICA			
RENAULT	**102,884**	**91,523**	**+12.4%**
NISSAN	**183,819**	**156,811**	**+17.2%**
RENAULT-NISSAN ALLIANCE	**286,703**	**248,334**	**+15.5%**
SALES IN JAPAN			
RENAULT (FIGURES INCLUDED IN ASIA)	**3,532**	**3,253**	**+8.6%**
NISSAN	**866,157**	**826,822**	**+4.8%**
RENAULT-NISSAN ALLIANCE	**869,689**	**830,075**	**+4.8%**
SALES IN LATIN AMERICA AND SOUTH AMERICA			
RENAULT	**164,653**	**146,932**	**+12.1%**
Brazil	47,528	53,588	-11.3%
Argentina	37,597	24,888	+51.1%
Mexico	24,086	24,091	0%
NISSAN	**318,170**	**301,995**	**+5.4%**
Brazil	8,083	8,538	-5.3%
Argentina	3,824	2,671	+43.2%
Mexico	234,932	234,853	0%
RENAULT-NISSAN ALLIANCE	**482,823**	**448,927**	**+7.5%**
Brazil	55,611	62,126	-10.5%
Argentina	41,421	27,559	+50.3%
Mexico	259,018	258,944	0%

(in units)	2005	2004	% change 2005/2004
SALES IN NORTH AMERICA			
NISSAN	**1,147,653**	**1,055,443**	**+8.7%**
United States	1,076,670	985,989	+9.2%
Canada	70,983	69,454	+2.2%

(in units)	2005	2004	% change 2005/2004
SALES IN ASIA PACIFIC			
RENAULT	**130,688**	**95,807**	**+36.3%**
China	2,031	883	+126.7%
Korea	115,425	62,220	+85.5%
NISSAN	**541,004**	**410,811**	**+31.7%**
China	297,270	155,803	+90.8%
Korea	537	5	+10640%
RENAULT-NISSAN ALLIANCE	**671,692**	**506,618**	**+32.6%**
China	299,301	156,686	+91%
Korea	115,962	62,225	+86.4%

GLOBAL SALES AND PRODUCTION SITES ✦


Number of units sold worldwide in 2005
Renault group 2,533,428
Nissan group 3,597,748
Renault-Nissan Alliance 6,131,176
United Kingdom
France
Slovenia
Spain
Portugal
2,192
1,744
448
Western Europe
1,148
North America
United States
Mexico
Russia
494
391
93
Central and Eastern Europe (3)
670
4
866
Japan
South Korea (RSM)
China (4)
Japan
Romania (Dacia)
Turkey
Morocco
Egypt
Pakistan
Taiwan
Colombia
Brazil (2)
287
103
184
Middle East and Africa
Thailand
Philippines
Kenya
Malaysia
483
165
318
Latin America (1)
Sales in thousands of vehicles – 2005
Renault group sales
Nissan group sales
Indonesia
Chile
Argentina
Zimbabwe
South Africa
668
127
541
Asia-Oceania
Renault group plants (Renault, Dacia and Renault Samsung Motors)
Nissan plants
Body assembly
Powertrain
(1) o/w Mexico.
(2) Including the joint LCV plant.
(3) o/w Russia and Turkey.
(4) Nissan and Dongfeng Motor have signed a joint venture agreement to produce an extended range of automobiles.

@ **Find out more at renault.com** *(http://www.renault.com)*

1.3.5.2 Value of joint operations

All told, Renault sales to Nissan and Renault purchases from Nissan in 2005 are estimated at €1,060 million and €1,200 million, respectively, as mentioned in paragraph 14-I of the Notes to the Consolidated Financial Statements, page 194.

1.3.5.3 Financial information on the Alliance ✦

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two groups. The data of both groups comply with the accounting standards applied by Renault in 2005.

The specificity of the Alliance means, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at December 31, 2005, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to December 31, 2005 whereas Nissan's financial year-end is March 31.

KEY PERFORMANCE INDICATORS

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonize the presentation of the main income statement items;
- restatements for harmonization of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

REVENUES 2005

€ million	Renault	Nissan[1]	Intercompany eliminations	Alliance
Sales of goods and services	39,978	62,256	(2,260)	99,974
Sales financing revenues	1,360	3,816		5,176
REVENUES	**41,338**	**66,072**	**(2,260)**	**105,150**

(1) Converted at the average exchange rate for 2005: €1 = ¥136.80.

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's 2005 results.

The operating margin, the operating income and the net income of the Alliance in 2005 are as follows:

ALLIANCE OPERATING MARGIN, OPERATING INCOME AND NET INCOME AT DECEMBER 31, 2005

€ million	Operating margin	Operating income[2]	Net income[3]
Renault	1,323	1,514	1,178
Nissan[1]	6,100	7,856	5,186
ALLIANCE	**7,423**	**9,370**	**6,364**

(1) Converted at the average exchange rate for 2005: €1 = ¥136.80.

(2) Nissan operating income restated in compliance with Renault accounting policies includes non-recurring income of €1,680 million resulting from the finalization of the transfer to the Japanese government of a portion of its pension liabilities. After income tax, this operation has a €985 million impact on net income (Renault's share: €450 million).

(3) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution.

Intercompany transactions impacting the indicators are minor and have not therefore been eliminated.

For the Alliance, the operating margin is equivalent to 7.1% of revenues.

In 2005, the Alliance's **research and development expenses**, after capitalization and amortization, are as follows:

(€ million)	
Renault	2,034
Nissan	2,495
ALLIANCE	**4,529**

BALANCE SHEET INDICATORS

Condensed Renault and Nissan balance sheets.

RENAULT AT DECEMBER 31, 2005

(€ million)

ASSETS		SHAREHOLDERS' EQUITY AND LIABILITIES	
Intangible assets	2,972	Shareholders' equity	19,661
Property, plant and equipment	12,691	Deferred tax liabilities	231
Investments in associates (excluding Alliance)	1,975	Provisions for pension and other long-term employee benefit obligations	925
Deferred tax assets	309	Financial liabilities of the Automobile Division	8,181
Inventories	5,862	Financial liabilities of the Sales Financing Division and sales financing debts	22,694
Sales financing receivables	20,700	Other liabilities	16,719
Automobile receivables	2,055		
Other assets	5,219		
Cash and cash equivalents	6,151		
Total assets excluding investment in Nissan	**57,934**		
Investment in Nissan	10,477		
TOTAL ASSETS	**68,411**	**TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES**	**68,411**

NISSAN AT DECEMBER 31, 2005

€ million[1]

ASSETS		SHAREHOLDERS' EQUITY AND LIABILITIES	
Intangible assets	4,330	Shareholders' equity	25,313
Property, plant and equipment	33,563	Deferred tax liabilities	2,520
Investments in associates (excluding Alliance)	110	Provisions for pension and other long-term employee benefit obligations	3,474
Deferred tax assets	115	Financial liabilities of the Automobile Division	2,940
Inventories	7,350	Financial liabilities of the Sales Financing Division and sales financing debts	33,172
Sales financing receivables	25,566	Other liabilities	16,234
Automobile receivables	3,434		
Other assets	6,017		
Cash and cash equivalents	1,601		
Total assets excluding investment in Renault	**82,086**		
Investment in Renault	1,567		
TOTAL ASSETS	**83,653**	**TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES**	**83,653**

(1) Converted at the closing rate for 2005: €1 = ¥138.90.

Find out more at renault.com (http://www.renault.com)

The values shown for Nissan assets and liabilities reflect restatements for harmonization of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalization of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both groups.

Nissan's restated balance sheet includes the securitized items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for 2005, excluding leased vehicles, amount to:

€ million	
Renault	2,007
Nissan	3,303
ALLIANCE	**5,310**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in:

- a maximum 5-10% decrease in shareholders' equity – Group share;
- a €15 billion increase in shareholders' equity – minority interests' share.





2 Renault's performance in 2005

2.1 Economic performance

2.1.1 Sales results and performance in 2005 ✦

The Group's worldwide sales in 2005 grew 1.7% (+43,000 units), despite a flat European market that contracted by 0.3%. Growth was driven by the Group's buoyant performance outside Europe, where sales rose 120,000 units.

In Europe, Renault pursued a more selective commercial policy amid strong market pressures on transaction prices, and sales slipped by 77,000 units. But Renault held on to its number-one position in the car and LCV market, with a good performance in vans (Trafic and Master), and Mégane once again topping the sales charts in Europe.

Outside Europe, Renault's sales climbed 21.2%, with advances in all major markets except Turkey and Brazil. Dacia's sales were boosted by the success of Logan, while Renault Samsung Motors saw sales advance as a result of range renewal and expansion.

2.1.1.1 Automobile

RENAULT GROUP – WORLDWIDE SALES BY BRAND

Passenger cars and LCVs	2005*	2004*	% change 2005/2004
RENAULT			
Europe	1,814,258	1,917,770	-5.4%
Worldwide excl. Europe	435,737	391,202	11.4%
RENAULT TOTAL	**2,249,995**	**2,308,972**	**-2.6%**
DACIA			
Europe	30,790	4,505	583.5%
Worldwide excl. Europe	133,616	91,814	45.5%
DACIA TOTAL	**164,406**	**96,319**	**70.7%**
RENAULT SAMSUNG			
RENAULT SAMSUNG TOTAL	**119,027**	**85,046**	**40.0%**
WORLDWIDE GROUP SALES	**2,533,428**	**2,490,337**	**1.7%**
O/w:			
- in Europe	*1,845,048*	*1,922,275*	*-4.0%*
- outside Europe	*688,380*	*568,062*	*21.2%*
Passenger cars	*2,141,248*	*2,108,832*	*1.5%*
Light commercial vehicles	*392,180*	*381,505*	*2.8%*

* *Provisional figures.*

In 2005 the Group's worldwide sales totaled 2,533,000 vehicles, a rise of 43,000 units over 2004. This rise breaks down as an increase of 120,000 units outside Europe and a decline of 77,000 units in Europe. It reflects growth of 68,000 units at Dacia and 34,000 at Renault Samsung and a decline of 59,000 units sold under the Renault brand.

Renault brand

With 2.2 million passenger cars and LCVs sold in 2005, total **worldwide** sales under the Renault brand were down 2.6%, despite an 11.4% increase in sales outside Europe.

In Europe

Renault's sales slipped 5.4% in 2005 to 1.8 million passenger cars and LCVs in a flat market, which contracted 0.3% to 17.5 million units. Renault was once again the leading automobile brand on the passenger car and LCV market in 2005, with market share of 10.2% versus 10.8% in 2004.

Passenger cars

In a passenger car market of 15.3 million units, down 0.8%, Renault was ranked second with 1,476,000 registrations, or 9.6% of the market, compared with 10.2% in 2004.

Market trends in individual countries varied:

- in Western Europe, where the market fell 0.3%, three countries posted gains – France (2.7%), Spain (0.8%) and Germany (1.7%) – while the UK (-5%), the Netherlands (-3.8%) and Italy (-1.3%) were all in decline;
- in Central Europe, the passenger car market contracted further (by 9%). The Polish market plummeted 25.9%, the biggest decline in the region, after shrinking 11.2% in 2004

In **France**, Renault was the number-one brand yet again, with four of the 10 best-selling vehicles. Despite a 15.6% drop in sales, Mégane was again the top-seller, taking a 9.1% share. In a growing market with strong pressure on transaction prices – and with the added effect for Renault of preparing the launch of Clio III in September 2005 – the brand's market share dipped to 25.4% from 27.3% in 2004, with sales down 4.5%.

Renault was also the top brand in **Spain** (12.4%), **Portugal** (13.9%), **Belgium-Luxembourg** (11.0%) and **Slovenia** (22.8%). It ranked number two in the **Czech Republic** (6.8%) and **Croatia** (12.9%) and number three in the **Netherlands** (8.6%).

In the **UK**, the retail market contracted 10.6%, leading to an increase in sales incentives. Overall, the market shrank 5% in 2005 and Renault lost two-tenths of a point of market share to 7.2%. Sales were down 7.7%, as carbuyers awaited the launch of Clio III.

In **Germany**, Renault vehicle registrations were up, enabling the brand to maintain its position as the leading imported brand with 5% of the market, after a steep loss of market share in 2004. Continuing its selective commercial policy, Renault increased sales to private carbuyers.

In **Italy**, Renault's market share fell to 6.4% from 7.0% in 2004 and sales contracted 10.0%. On a highly competitive segment, Mégane sales slumped 23.9%. Conversely, Renault advanced on the small-car segment with Modus.

2

Analyzed by **model**, Renault's performance was varied, but the brand maintained its leadership of the C segment with Mégane and the large minivan segment with Espace.

On the A segment (small city cars), after 12 years in the showrooms and despite not having a diesel version, **Twingo** still had a significant presence as the top-selling car in its segment in France and number-four in Europe with 7.7% of the market.

On the B segment (small cars), Renault met its target of increasing market share by selling two models – Modus and Clio II/Clio III. Market share rose to 11.8% from 10.3% in 2004, even though the sales targets initially announced for Modus were not reached:

- **Modus**, released in September 2004, was number two in the small minivan class and took 3.8% of the B segment in 2005. Since its launch, more than 227,000 units have been registered in Europe;
- with the launch of **Clio III** in September 2005, voted Car of the Year 2006 in Europe, Clio led its segment in the fourth quarter and came in second place for the year as a whole, with more than 341,000 passenger cars registered in Europe and 8% of the B segment. Since its launch, sales of Clio III have accounted for 57% of total Clio sales;
- **Thalia**, the sedan version of Clio, with almost 13,000 units sold, contributed to Renault's performance on the B segment in Central Europe, taking a 3.7% share in this region, down 1.3 points on 2004.

Renault was number one on the combined A and B small-car segments in 2005 thanks to its triple offering: Twingo, Clio and the Thalia sedan, and Modus.

Kangoo car was number two on its passenger-carrying vans segment with a share of 16.7%, down from 18.6% in 2004.

Mégane II, which in September 2005 entered its third year on the market, was again the top-selling vehicle in Europe across all classes and took 4.2% of the European passenger-car market in 2005. Mégane led the C segment, with a share of 12.4% (versus 14.6% in 2004), and was number one in the segment in France, Spain, Belgium-Luxembourg, the Netherlands, Portugal, Slovenia and the Czech Republic.

In 2005 Renault registered nearly 644,000 Mégane passenger cars in Europe, 12.2% fewer than in 2004, taking the number of Mégane II passenger cars sold in Europe to 1.9 million since the first models in the line were released in third-quarter 2002.

In Europe, the Mégane station wagon and Mégane coupé-cabriolet advanced by 3.6% and 11.3% respectively in 2005, whereas the strongest declines were recorded by the sedan version (-37.2%), the three- and five-door hatchback versions (-20.8%) and Mégane Scénic (-9.4%).

The launch on January 20, 2006 of phase two of Mégane II, powered by the Alliance's new diesel engine, the 2.0 dCi 16V 150hp, should be an opportunity to boost sales. A phase-two model is also scheduled for Scénic in second-half 2006.

On the upper midrange D segment, which contracted by a further 2.4% in 2005, and by 7.6% over the past three years, 106,000 **Lagunas** were sold in 2005 (a decline of 20.1% on 2004). Despite a new version released in March 2005 with new features, Laguna's share of the D segment was lower than the previous year, at 4.2% versus 5.2% in 2004.

Vel Satis, bolstered by a new version launched in April 2005, gained one-tenth of a point on the upper E1 segment with a share of 1.1%. However, in a segment that contracted 13.4%, Vel Satis registrations dropped 5.9% to 7,600 units.

Espace, in its fourth year on the market, confirmed its number-one position on the large minivan segment with a share of 18.3% in 2005, down 2.0 points. On a segment that shrank by 12.6%, however, sales were down 21.4%. Espace led its segment in France, the Netherlands, Belgium-Luxembourg, Switzerland and Slovenia, and confirmed its high-end positioning with 6-cylinder gasoline and diesel engines and high-specification features. Almost 50,000 units were sold in 2005, which was 16,000 more than its rival in second place. Like Mégane, Espace will enter phase two in March 2006, with the Alliance's new diesel engine, in two versions, 150 and 175hp, fitted with a particulate filter.

Light commercial vehicles

On the **light commercial vehicle** market, up 3.7%, Renault was number one in Europe, with market share of 14.4%, down four-tenths of a point on 2004. Renault increased its market share by half a point to 15.2% in **Belgium-Luxembourg**, remained stable in the **UK** with 6.8%, but shed one-tenth of a point to 8.4% in **Germany**, half a point to 33.7% in **France**, seven-tenths of a point to 12.3% in **Spain** and half a point to 9.2% in **Italy**. In Central Europe sales fell by 3.7% and Renault's market share fell 1.7 points to 10.8%.

Renault LCV sales in Europe (309,000 vehicles, or +1.1%) were again driven by the good performance of Trafic and Master:

On the van segment, Renault was number two, practically level with Ford, and its market share increased eight-tenths of a point to 13.4%. Sales of **Trafic** swelled by 10.9% and **Master** by 10.1% in 2005.

On the car-derived van segment, **Mégane** Van lost eight-tenths of a point of market share to 6.3% of the segment, while **Clio** Van continued to lead the segment with a share of 15.4% (down 1.4 points in 2005).

On the small van segment, **Kangoo** Express held onto its lead in Europe with a 19.9% share of the segment (down 1.6 points on 2004) and was in second place in the European LCV market across all classes.

Outside Europe

Renault sales of **passenger cars and LCVs** grew on all the major regions except Turkey and Brazil. Total Renault-brand sales in the rest of the world climbed 11.4% in 2005 to 436,000 units.

RENAULT BRAND - SALES OUTSIDE EUROPE*

Passenger cars and LCVs	2005	2004	% change 2005/2004
Turkey	107,806	112,781	-4.4%
Eastern Europe[1] and Russia/CIS	58,824	33,288	76.7%
Africa and Middle East	92,389	86,606	6.7%
Central and Latin America	161,767	145,019	11.5%
Asia Pacific and Indian subcontinent	14,951	13,508	10.7%
TOTAL OUTSIDE EUROPE	**435,737**	**391,202**	**11.4%**

* *Provisional figures.*

(1) *"Eastern Europe" includes Romania, Bulgaria and Moldavia. In this region and in Russia/CIS, Renault sales are significant in Romania, Ukraine, Bulgaria, Belarus and Russia.*

In **Turkey**, after a tough first-half, the automotive market started expanding again, totaling 3.3% growth for the year as a whole in 2005. In this environment, Renault sales decreased by 4.4%, offset by Dacia's 63.0% surge on the Turkish market. Renault still led the passenger-car market, with a share of 17.4% (versus 18.8% in 2004), ranking number one on both the B segment, with a 20.2% share with Thalia, Clio and Modus, and on the C segment with Mégane (20.3% of the segment). Mégane and Thalia ranked first and second across all classes.

In **Eastern Europe** and **Russia**, Renault boosted sales by a hefty 76.7%:

- in Russia, sales surged 80.9%, buoyed by a market that grew 22.8%, by the success of Mégane and Clio Symbol (a sedan version of Clio), and by the launch of Logan, assembled at the Avtoframos plant in Moscow and marketed since September 2005 under the Renault brand. More than 29,000 Renault vehicles were sold in Russia in 2005;
- in Romania, Renault's strong 97.2% increase in sales highlights the impact of the success of Logan – marketed by Dacia – on the whole Renault range, with significant sales growth for Clio and Mégane in particular.

In **Africa** and the **Middle East**, Renault sales grew by 6.7% to more than 92,000 units:

- with more than 19,000 vehicles sold, South Africa, together with Namibia, was Renault's premier market on the continent, where it had 4.9% of the passenger-car market (up four-tenths of a point on 2004) and was the number-one imported brand. Sales expanded by 35% in 2005;
- Renault sales were also up by a strong 24.3% in Tunisia;
- Renault led the market in Morocco with a 19.2% share. In 2005 sales were up 8.9% with more than 12,000 vehicles sold. In April 2005 Renault increased its stake in Somaca to 54% and invested €30 million in the Casablanca plant for the assembly of Logan from July onwards, using CKD kits sourced mainly from Romania.

In **Central and Latin America**, Renault sales grew 11.5% to almost 162,000 units:

- in Mexico, where the automotive market expanded 4%, Renault's share slipped one-tenth of a point to 2.1% and sales were stable at more than 24,000 units;
- in Colombia, where Logan was launched under the Renault brand in September 2005, sales jumped 35.9%. With more than 24,000 vehicles sold on a buoyant market (up 28.9%), Renault consolidated its number-two position;
- in Argentina, the auto market expanded by a further 35.3%, after almost doubling in 2004. In this environment, buoyed by Clio's 0.4-point rise, Mégane II's highly promising debut (up half a point) and a strong performance from Kangoo (up one-tenth of a point), Renault increased its market share by 1.1 points to 10.4% from 9.3% in 2004, selling almost 38,000 units, a 51.1% rise in sales;
- conversely, Renault sales in Brazil dropped 11.3% on 2004 to around 48,000 units. Flex-fuel engines contributed to the market's 9.4% growth and accounted for 73% of the Brazilian market across 43 models. Renault does not yet have a sufficiently tailored product offering and therefore did not take full advantage of this growth. Renault's market share fell back seven-tenths of a point to 2.9%. The release of Mégane Sedan in March 2006 followed by the Mégane station wagon in September should however enable Renault to boost sales. Other significant introductions are planned to enhance Renault's range in Brazil and the Curitiba plant's export potential.

RENAULT BRAND - TOP 10 MARKETS OUTSIDE EUROPE*

Passenger cars and LCVs	2005	2004	% change 2005/2004
Turkey	107,806	112,781	-4.4%
Brazil	47,528	53,588	-11.3%
Argentina	37,597	24,884	51.1%
Russia	29,176	16,126	80.9%
Colombia	24,167	17,777	35.9%
Mexico	24,086	24,091	0.0%
Romania	23,968	12,156	97.2%
South Africa+Namibia	19,112	14,152	35.0%
Algeria	15,608	22,098	-29.4%
Morocco	12,364	11,352	8.9%
TOTAL TOP 10 MARKETS OUTSIDE EUROPE	**341,412**	**309,005**	**10.5%**

* *Provisional figures.*

Dacia brand

In 2005 Dacia sales of passenger cars and light commercial vehicles expanded strongly, rising 70.7% to almost 165,000 units. This growth can be attributed to the success of Logan released in Romania in September 2004 and since then in many other countries.

In **Romania**, Dacia boosted its sales by 41.6% to almost 113,000 units and took 45.1% of the market. This growth was attributable to the popularity of Logan, which accounted for 41% of passenger cars sold in Romania. Logan was a major success, with more than 158,000 vehicles sold since its launch both on its domestic market and export markets (over 31% of total sales were recorded outside Romania).

The **rollout of Logan** outside Romania continued in 2005 on 25 new markets: after Central Europe and Turkey, Logan was released in Eastern Europe, Algeria, the Middle East, in three Western European countries – France, Germany and Spain – since June 2005, and in Russia since September 2005. Logan is now marketed in 36 countries under the Dacia brand and in four countries under the Renault brand (Russia, Colombia, Venezuela and Ecuador). Since launch, almost 158,000 Logans have been sold under the Dacia brand and 10,000 under the Renault brand.

2

WORLDWIDE ROLLOUT OF LOGAN PROGRAM*

	2005	2004	Total since Sept. 2004
DACIA BRAND			
Romania	88,275	20,274	108,549
Turkey	8,317	477	8,794
Central Europe	16,631	2,074	18,705
Eastern Europe	1,450	0	1,450
Western Europe	13,714	6	13,720
Africa, North Africa, Middle East	6,532	37	6,569
Asia-Pacific	309	0	309
Latin America (Guadeloupe, French Guiana, Martinique)	162	0	162
TOTAL LOGAN UNDER DACIA BRAND	**135,390**	**22,868**	**158,258**
RENAULT BRAND			
Russia	7,057	0	7,057
Latin America (Colombia, Venezuela, Ecuador)	2,876	0	2,876
TOTAL LOGAN UNDER THE RENAULT BRAND	**9,933**	**0**	**9,933**
TOTAL LOGAN	**145,323**	**22,868**	**168,191**

* *Provisional figures.*

In addition to the Pitesti site in Romania, production of Logan was extended to three new sites in 2005: the Avtoframos plant in Moscow, Russia, the Somaca plant in Casablanca, Morocco, and in Colombia. Production will be ramped up at these three plants in 2006. Production and sales of Logan are due to be launched in Iran in 2006, followed by India in 2007 where Renault signed an agreement with one of the leading local carmakers, Mahindra & Mahindra, in March 2005, and then Brazil.

This rollout will also extend the Logan range with, alongside the sedan, a five-seater and a seven-seater station wagon (which will be launched at end-2006 in Romania first then in other Central European countries), a small van, a pickup and a five-door hatchback.

Renault Samsung brand

After a slump that began in second-half 2003, the Korean passenger-car market leveled off in first-half 2005 and recorded growth of 7% for the full year. By segment, demand was varied, with rises of around 27.8% on the segments where Renault Samsung Motors operates, at the expense of SUVs, which declined 9.8%.

Having completely renewed the product line in less than a year, Renault Samsung Motors grew its market share in Korea by 2.9 points to 12.2%, from 9.3% in 2004. It thus reached third place on the Korean passenger-car market for the first time:

- the **SM7**, released in November 2004, sold more than 25,000 units in Korea, taking 18.4% of the *large and luxury segment* and coming in second position;
- the new **SM5**, released in early 2005, has sold almost 62,000 units in Korea, a 7.1% increase on sales in 2004. RSM's share of the *mid segment* reached a record 27.6%;
- the **SM3** was extensively restyled in August 2005 and sales for the whole of 2005 totaled 27,816 units, a 37.9% increase on 2004. The SM3's share of the *sub-mid segment*, which reached 18.5% for the year, jumped 25% after the launch of the new model.

Total Renault Samsung Motors sales (including exports) surged 40% to a new record of 119,000 units.

2.1.1.2 Sales Financing

PROPORTION OF NEW VEHICLE REGISTRATIONS FINANCED

In 2005, RCI Banque financed a large share of Renault, Nissan and Dacia registrations in **Western Europe** (34.9% versus 35.4% in 2004). RCI Banque's performance was stable for the Renault brand (36.2% versus 36.1% in 2004), but contracted for the Nissan brand (30.0% versus 32.4% in 2004). The good performance recorded in Spain for the Nissan brand did not offset the declines in Italy and the UK.

Outside Western Europe[9], RCI Banque continued to expand with the consolidation of financial activities in the Czech Republic, Slovakia and Hungary:

- in Poland, the Czech Republic and Hungary, it financed 33.5% of Renault and Dacia registrations combined;
- in Romania, it gained 6.1 points to 33.3% for Renault, Dacia and Nissan.

RCI BANQUE'S NEW FINANCING CONTRACTS AND AVERAGE LOANS OUTSTANDING

RCI Banque recorded €10.36 billion in new financing contracts excluding "card" business in 2005 (compared with €10.55 billion in 2004, a decline of 1.9%), with 1,036,650 new contracts in 2005 (compared with 1,058,491 contracts in 2004).

In 2005, RCI Banque's average loans outstanding grew 4.6% to €22.9 billion (on a consistent basis).

9. *Hungary, Poland, Czech Republic, Slovakia, Romania, Argentina and Brazil.*

2.1.1.3 Sales and production statistics

TOTAL INDUSTRY VOLUME – REGISTRATIONS (UNITS)

MAIN RENAULT MARKETS*

Passenger cars	2005	2004	% change 2005/2004
France	2,067,789	2,013,709	2.7%
Germany	3,321,292	3,266,825	1.7%
UK	2,439,717	2,567,269	-5.0%
Italy	2,234,174	2,264,688	-1.3%
Spain+Canary Islands	1,528,798	1,517,286	0.8%
Belgium+Luxembourg	528,564	532,991	-0.8%
Western Europe	**14,481,841**	**14,524,389**	**-0.3%**
Poland	235,663	318,111	-25.9%
Central Europe	**851,020**	**935,469**	**-9.0%**
EUROPE	**15,332,881**	**15,459,858**	**-0.8%**
Argentina	296,473	218,648	35.6%
Brazil	1,440,696	1,316,697	9.4%
Turkey	438,597	451,209	-2.8%

LCVs	2005	2004	% change 2005/2004
France	420,065	408,450	2.8%
Germany	198,629	195,092	1.8%
UK	330,434	335,967	-1.6%
Italy	218,514	221,743	-1.5%
Spain+Canary Islands	386,623	334,302	15.7%
Belgium+Luxembourg	65,852	62,171	5.9%
Western Europe	**2,014,218**	**1,951,868**	**3.2%**
Poland	35,645	37,025	-3.7%
Central Europe	**133,031**	**119,737**	**11.1%**
EUROPE	**2,147,249**	**2,071,605**	**3.7%**
Argentina	65,251	48,633	34.2%
Brazil	182,645	166,661	9.6%
Turkey	276,615	241,192	14.7%

Passenger cars and LCVs	2005	2004	% change 2005/2004
France	2,487,854	2,422,159	2.7%
Germany	3,519,921	3,461,917	1.7%
UK	2,770,151	2,903,236	-4.6%
Italy	2,452,688	2,486,431	-1.4%
Spain+Canary Islands	1,915,421	1,851,588	3.4%
Belgium+Luxembourg	594,416	595,162	-0.1%
Western Europe	**16,496,059**	**16,476,257**	**0.1%**
Poland	271,308	355,136	-23.6%
Central Europe	**984,051**	**1,055,206**	**-6.7%**
EUROPE	**17,480,110**	**17,531,463**	**-0.3%**
Argentina	361,724	267,281	35.3%
Brazil	1,623,341	1,483,358	9.4%
Turkey	715,212	692,401	3.3%

* *Provisional figures based on data supplied by official bodies or manufacturers.*

MAIN DACIA AND RENAULT SAMSUNG MARKETS

	2005	2004	% change 2005/2004
Romania	251,150	176,142	42.6%
South Korea	943,400	881,305	7.0%

RENAULT GROUP – REGISTRATIONS (UNITS) AND MARKET SHARE (AS A %)*

RENAULT – SALES PERFORMANCE ON MAIN MARKETS

	2005		2004	
Passenger cars	Units	As a %	Units	As a %
France	524,415	25.4	549,192	27.3
Germany	166,840	5.0	164,520	5.0
UK	174,743	7.2	189,342	7.4
Italy	142,465	6.4	158,236	7.0
Spain+Canary Islands	188,894	12.4	193,811	12.8
Belgium+Luxembourg	57,964	11.0	62,936	11.8
Western Europe	**1,405,983**	**9.7**	**1,489,261**	**10.3**
Poland	16,238	6.9	29,855	9.4
Central Europe*	**69,930**	**8.2**	**89,939**	**9.6**
EUROPE	**1,475,913**	**9.6**	**1,579,200**	**10.2**
Argentina	31,501	10.6	20,957	9.6
Brazil*	44,292	3.1	50,388	3.8
Turkey*	76,378	17.4	84,642	18.8

	2005		2004	
LCVs	Units	As a %	Units	As a %
France	141,635	33.7	139,856	34.2
Germany	16,727	8.4	16,594	8.5
UK	22,623	6.8	23,148	6.9
Italy	20,024	9.2	21,467	9.7
Spain+Canary Islands	47,671	12.3	43,421	13.0
Belgium+Luxembourg	10,005	15.2	9,150	14.7
Western Europe	**294,756**	**14.6**	**290,842**	**14.9**
Poland	3,700	10.4	3,988	10.8
Central Europe*	**14,352**	**10.8**	**14,896**	**12.4**
EUROPE	**309,108**	**14.4**	**305,738**	**14.8**
Argentina	6,096	9.3	3,927	8.1
Brazil*	3,236	1.8	3,200	1.9
Turkey*	31,428	11.4	28,139	11.7

	2005		2004	
Passenger cars and LCVs	Units	As a %	Units	As a %
France	666,050	26.8	689,048	28.4
Germany	183,567	5.2	181,114	5.2
UK	197,366	7.1	212,490	7.3
Italy	162,489	6.6	179,703	7.2
Spain+Canary Islands	236,565	12.4	237,232	12.8
Belgium+Luxembourg	67,969	11.4	72,086	12.1
Western Europe	**1,700,739**	**10.3**	**1,780,103**	**10.8**
Poland	19,938	7.3	33,843	9.5
Central Europe*	**84,282**	**8.6**	**104,835**	**9.9**
EUROPE	**1,785,021**	**10.2**	**1,884,938**	**10.8**
Argentina	37,597	10.4	24,884	9.3
Brazil*	47,528	2.9	53,588	3.6
Turkey*	107,806	15.1	112,781	16.3

* *Provisional figures based on data supplied by official bodies or manufacturers.*

DACIA AND RENAULT SAMSUNG SALES PERFORMANCE ON MAIN MARKETS

	2005		2004	
Passenger cars	Units	As a %	Units	As a %
Romania – Dacia (cars + LCVs)	113,276	45.1	80,013	45.4
South Korea – Renault Samsung (cars)	115,425	12.2	82,220	9.3

RENAULT – REGISTRATIONS IN EUROPE[1] BY MODEL*

Passenger cars and LCVs	2005	2004
Twingo	78,288	87,274
Clio/Clio III	383,786	443,039
Modus	166,474	60,810
Thalia	12,849	19,728
Mégane/Mégane II	661,300	753,541
Laguna	106,959	133,783
Vel Satis	7,592	8,066
Espace/Espace IV	50,557	64,388
Kangoo	163,933	176,101
Trafic/Trafic II	74,768	66,928
Master/Master II	68,055	61,679
Mascott[2]/Master RWD	9,844	9,211
Other (Messenger, Avantime)	616	390
REGISTRATIONS IN EUROPE*	1,785,021	1,884,938

* *Provisional figures.*

(1) Western and Central Europe.

(2) Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.

RENAULT – SALES PERFORMANCE IN EUROPE[1] BY MODEL* - MARKET SHARE (AS A %)

Passenger cars	2005	2004	% change 2005/2004
Twingo	0.5	0.6	-0.1
Clio/Clio III	2.2	2.6	-0.4
Thalia	0.1	0.1	0.0
Modus	1.1	0.4	0.7
Kangoo	0.4	0.4	0.0
Mégane/Mégane II	4.2	4.7	-0.5
Laguna	0.7	0.9	-0.2
Vel Satis	0.0	0.0	0.0
Espace/Espace IV	0.3	0.4	-0.1
Trafic/Trafic II/Master/Master II	0.1	0.1	0.0
Total passenger cars	**9.6**	**10.2**	**-0.6**

LCVs	2005	2004	% change 2005/2004
Car-derived vans			
Twingo	0.0	0.1	-0.1
Clio/Clio III	2.0	2.3	-0.3
Modus	0.1	0.0	0.1
Mégane/Mégane II	0.8	1.0	-0.2
Small vans			
Kangoo	4.9	5.3	-0.4
Vans			
Trafic/Trafic II	2.9	2.7	0.2
Master/Master II	3.1	2.9	0.2
Mascott/Master RWD	0.5	0.4	0.1
Other			
Messenger, Espace, Express, Laguna, etc.	0.1	0.1	0.0
Total light commercial vehicles	**14.4**	**14.8**	**-0.4**
TOTAL PASSENGER CARS AND LCVs	**10.2**	**10.8**	**-0.6**

** Provisional figures.*

(1) Western and Central Europe.

RENAULT – SALES PERFORMANCE IN EUROPE OF MODELS BY SEGMENT

Passenger cars			Renault market share			Rank
(as a %)	Segment	Change TIV* 2005/2004	2005	2004	% change 2005/2004	2005
Twingo	A	-1.3	7.7%	8.5%	-0.8	4
Clio/Clio III	B	-3.4	8.0%	8.9%	-0.9	2
Thalia	B	-3.4	0.3%	0.4%	-0.1	33
Modus	B	-3.4	3.8%	1.4%	2.4	11
Kangoo	Passenger-carrying vans	-1.1	16.7%	18.6%	-1.9	2
Mégane/Mégane II	C	2.9	12.4%	14.6%	-2.2	1
Laguna	D	-2.4	4.2%	5.2%	-1.0	10
Vel Satis	E1	-13.4	1.1%	1.0%	0.1	15
Espace/Espace IV	Minivan	-12.6	18.3%	20.3%	-2.0	1
Trafic/Trafic II/Master/Master II	Passenger-carrying vans	-1.1	4.3%	3.7%	0.6	8

LCVs			Renault market share			Rank
(as a %)	Segment	Change TIV* 2005/2004	2005	2004	% change 2005/2004	2005
Car-derived vans	Car-derived vans					
Twingo		-0.4	0.4%	0.4%	0.0	33
Clio		-0.4	15.4%	16.8%	-1.4	1
Modus		-0.4	0.9%	0.1%	0.8	23
Mégane/Mégane II		-0.4	6.3%	7.1%	-0.8	3
Small vans	Small vans					
Kangoo		3.4	19.9%	21.5%	-1.6	1
Vans	Vans					
Trafic/Trafic II		3.1	6.0%	5.6%	0.4	7
Master/Master II		3.1	6.4%	6.0%	0.4	6
Mascott/RWD Master		3.1	1.0%	0.9%	0.1	21

* *Total industry volume.*

2

RENAULT GROUP – WORLDWIDE PRODUCTION BY MODEL AND BY BRAND[1]

RENAULT PRODUCTION

	2005	2004
Twingo	90,674	91,309
Clio	434,034	577,732
Clio III	121,522	-
Modus	164,741	98,869
Logan	17,792	-
Kangoo	123,057	127,668
Mégane	24,042	27,755
Mégane II	777,454	870,087
Laguna II	112,365	144,358
Espace/Espace IV	50,521	64,429
Vel Satis	7,609	8,361
Total passenger cars	**1,923,811**	**2,010,568**
Kangoo Express	118,667	120,093
Twingo Van	957	952
Clio Van/Clio III	42,429	43,680
Modus Van	2,131	-
Mégane II Van	9,492	9,034
Master 2	106,703	98,832
Mascott	15,255	12,891
Total light commercial vehicles[2]	**295,634**	**285,482**
TOTAL RENAULT PRODUCTION	**2,219,445**	**2,296,050**

(1) Production data taken from:

– vehicle deliveries to sales entities for 2004 data;

- vehicles leaving the production line for 2005 data

(2) Trafic production at the General Motors Europe plant in Luton, United Kingdom and the Nissan plant in Barcelona, Spain was not recorded as Renault production.

DACIA PRODUCTION

	2005	2004
1300	-	7,184
Solenza	5,694	36,369
Logan	152,164	28,612
Total passenger cars	**157,858**	**72,165**
Pick-Up 1300	19,871	22,555
Total light commercial vehicles	**19,871**	**22,555**
TOTAL DACIA PRODUCTION	**177,729**	**94,720**

RENAULT SAMSUNG PRODUCTION

	2005	2004
SM3 (passenger car)	30,091	19,411
SM5 (passenger car)	63,374	55,200
SM7 (passenger car)	25,089	6,295
TOTAL RENAULT SAMSUNG PRODUCTION	**118,554**	**80,906**

WORLDWIDE GROUP PRODUCTION	**2,515,728**	**2,471,676**

◆ Global Reporting Initiative (GRI) Directives

2.1.2 Financial results

Group revenues rose 1.9% (on a consistent basis), on the back of the increase in international sales.

Operating margin was €1.3 billion, or 3.2% of revenues, compared with 5.2% in 2004. This fall-off is attributable to a smaller contribution from the Automobile Division in Europe as a result of several factors: a decline in sales, a deterioration in the sales mix and transaction prices amid fierce competition, and a rise in raw material prices, manufacturing and technical costs and R&D spend that was not entirely offset by the ongoing reduction in purchasing costs excluding raw materials. In contrast, operating margin was bolstered by good international performances. The Sales Financing Division made yet another substantial contribution, with €0.5 billion.

Renault earned €2.6 billion from its share in associated companies (Nissan and AB Volvo), taking net income (Renault share) to €3.4 billion (+18.7%).

The Automobile Division generated €1.2 billion of free cash flow from operating activities. However, its net financial debt increased €0.7 billion, largely because of a decline in the working capital surplus, the marking to market of redeemable shares (which added €0.3 billion) and the exercise of the option to acquire the Technocentre (€0.6 billion). At December 31, 2005, net automotive debt amounted to €2.3 billion, or 11.5% of shareholders' equity (compared with 9.9% at end-December 2004). ♦

2.1.2.1 Comments on the financial results

Renault is presenting its 2005 consolidated financial statements according to International Financial Reporting Standards (IFRS). All 2004 data have been restated to IFRS.

CONSOLIDATED INCOME STATEMENTS

Group **revenues** grew 1.9% on a consistent basis to €41,338 million in 2005. ♦

The **Sales Financing Division** contributed €1,880 million to Group revenues, broadly stable on 2004 (-0.2%). This performance reflected a lower average interest rate on the customer loan portfolio, offset by the steady rise in average loans outstanding, which increased 4.6% on a consistent basis.

DIVISIONAL CONTRIBUTION TO GROUP REVENUES

€ million	2005			2004 2005 scope*			Change 2005/2004			2004
	H1	H2	Full year	H1	H2	Full year	H1	H2	Full year	Full year
Automobile	20,374	19,084	39,458	19,585	19,096	38,681	4.0%	0.0%	2.0%	38,426
Sales Financing	950	930	1,880	965	919	1,884	(1.6%)	1.2%	(0.2%)	1,866
TOTAL	**21,324**	**20,014**	**41,338**	**20,550**	**20,015**	**40,565**	**3.8%**	**0.0%**	**1.9%**	**40,292**

* To allow comparisons, 2004 data have been restated to conform to the 2005 presentation. The main modifications concern changes in the scope of consolidation, which had a positive impact of €273 million and were concentrated in the Automobile Division (positive impact of €255 million, including €105 million from the entry of Renault South Africa Ltd.).

The contribution from the **Automobile Division** to Group revenues climbed 2% on a consistent basis to €39,458 million.

The Division's revenue growth was mainly shaped by Renault worldwide sales, which included:

- lower vehicle sales in Europe, a deterioration in the geographical and product mix and lower transaction prices, partly attributable to the current phase of the product cycle;
- increased sales in the rest of the world, coupled with higher prices and an improved mix, largely due to the success of the new Renault Samsung models (SM5 and SM7) and to the growing share of Logan – a bigger contributor than its predecessors – in Dacia's overall sales.

Other factors included:

- positive currency movements, particularly in Poland, South Korea and Mercosur;
- increased dealer network activity and parts sales, illustrating how well the spare parts policy is adapting to new European regulations.

Group **operating margin** in 2005 was €1,323 million, or 3.2% of revenues, compared with 5.2% in 2004.

2

DIVISIONAL CONTRIBUTION TO GROUP OPERATING MARGIN

€ million	H1 2005	H2 2005	2005	2004	Change
AUTOMOBILE	677	181	858	1,654	(796)
% of revenues	3.3%	0.9%	2.2%	4.3%	
SALES FINANCING	266	199	465	461	+4
% of revenues	28.0%	21.4%	24.7%	24.7%	
TOTAL	943	380	1,323	2,115	(792)
% of revenues	4.4%	1.9%	3.2%	5.2%	

The **Sales Financing Division's** contribution to Group operating margin held steady at €465 million, or 24.7% of revenues, after €461 million in 2004. Average loans outstanding increased, while the operating costs/outstandings ratio continued to decline. Risk-related costs deteriorated slightly, returning close to 2003 levels.

The **Automobile Division** reported operating margin of €858 million, or 2.2% of revenues, compared with €1,654 million in 2004 (4.3% of revenues).

This decline can be ascribed to a smaller contribution from Europe, caused by:

- a fall in vehicle sales numbers, a deterioration in the geographical and product mix, and lower transaction prices, amid fierce market competition and tighter environmental regulations in Europe;
- higher raw material prices and compensation payments to suppliers;
- increased manufacturing and technical costs;
- increased R&D spend;
- all partly offset by the ongoing reduction in purchasing costs.

Performances in the rest of the world were good, on account of a sharp increase in the number of vehicles sold and improved profitability at Renault Samsung Motors and Dacia.

Research and development expenses came to €2,264 million in 2005, up €303 million on 2004, driven by Renault's international growth, efforts to bring engines up to ever-tougher emission standards, and work on preparing new vehicles as part of the range expansion policy. The R&D spend was equivalent to 5.5% of Group revenues, compared with 4.9% in 2004.

Capitalized development expenses accounted for 36.8% of the total, or €833 million. Amortization came to €603 million.

All told, R&D expenses recorded in the income statement amounted to €2,034 million, or 4.9% of Group revenues, compared with €1,676 million in 2004, or 4.2% of revenues.

RENAULT GROUP - R&D EXPENSES*

€ million	H1 2005	H2 2005	2005	2004
R&D EXPENSES	1,160	1,104	2,264	1,961
% of revenues	5.4%	5.5%	5.5%	4.9%
CAPITALIZED DEVELOPMENT EXPENSES	(421)	(412)	(833)	(749)
% of Group R&D expenses	36.3%	37.3%	36.8%	38.2%
AMORTIZATION	320	283	603	464
R&D EXPENSES RECORDED IN THE INCOME STATEMENT	1,059	975	2,034	1,676
% OF REVENUES	5.0%	4.9%	4.9%	4.2%

* *All R&D expenses are incurred by the Automobile Division.*

Other operating income and expenses showed net income of €191 million, compared with a €243 million net charge in 2004. The main items were:

- capital gains from real estate sales, including €160 million on the sale of land in Madrid;
- a €150 million capital gain on the disposal of Renault's 17.88% stake in Nissan Diesel Motor Co., Ltd.;
- €109 million in costs and provisions for restructuring and manpower programs, compared with €175 million in 2004.

After accounting for other operating income and expenses, Group **operating income** was €1,514 million, compared with €1,872 million in 2004.

The net balance on the financing account showed a charge of €327 million, broadly similar to 2004's €331 million.

This included a €271 million charge on the marking to market of redeemable shares. In 2004, Renault recognized a charge of €170 million for this item, plus a €121 million charge from its cash tender offer to buy back 60% of the outstanding redeemable shares.

Aside from charges in connection with redeemable shares, the net balance on the financing account translates into a €56 million charge (compared with €40 million in 2004). The Group enjoys low costs on its gross debt, which is partly denominated in yen.

In 2005, Renault's share in the **net income of associated companies** was €2,597 million. This marks a €224 million increase on 2004, not counting a non-recurring gain of €450 million as Nissan completed the transfer of part of its pension commitments to the Japanese government.

Renault continues to benefit from Nissan's performance. In 2005, Nissan made a contribution of €1,825 million not counting non-recurring income of €450 million, compared with €1,689 million in 2004.

Volvo, which held 5% of its own shares in 2005, taking Renault's investment to 21.8%, contributed €308 million, compared with €221 million in 2004.

In 2005, Renault's share in the net income of **other associated companies** was €14 million, compared with €13 million in 2004.

Current and deferred taxes in 2005 amounted to a net charge of €331 million, compared with €561 million in 2004. The effective tax rate (before the impact of income from associated companies) was 28% in 2005, compared with 36% in 2004, mainly owing to higher tax credits resulting from major investments in Turkey and favorable tax treatment for long-term capital gains earned on the land sale in Madrid. ♦

Net income (Renault share) was €3,367 million, compared with €2,836 million in 2004. After neutralizing Renault shares held by Nissan and treasury stock, earnings per share came to €13.19, compared with €11.16 in 2004.

AUTOMOTIVE DEBT

The net financial debt of the Automobile Division increased by €685 million in 2005 to €2,252 million at December 31, 2005, compared with €1,567 million at December 31, 2004.

AUTOMOBILE DIVISION – NET FINANCIAL DEBT AT END-DECEMBER

€ million	Dec. 31, 05	Dec. 31, 04
Non-current financial liabilities	5,634	5,389
Current financial liabilities	3,289	2,981
Non-current financial assets – other securities, loans and derivatives on financing transactions by the Automobile Division	(477)	(462)
Current financial assets	(1,917)	(1,498)
Cash and cash equivalents	(4,277)	(4,451)
Subordinated loan to Sales Financing Division	-	(392)
Net financial debt of the Automobile Division	**2,252**	**1,567**

The increase can be attributed to several exceptional factors:

- a €257 million impact from changes in the fair value of financial instruments (including €271 million for redeemable shares, which traded at €900.50 at December 31, 2005, compared with €561 at end-2004);
- translation gains (+€36 million), restatements (-€20 million) and changes in the scope of consolidation (+€639 million). This included €594 million from consolidation of the Plateau de Guyancourt real estate company, which owns the Technocentre research center facility.

2

Renault exercises its option to acquire the real estate assets of the Technocentre

In December 2005, Renault exercised its option to buy all the shares in the Plateau de Guyancourt real estate company on December 31, 2007*. The company owns the real estate assets of the Technocentre, which houses the R&D resources used to create Renault's new vehicles. The decision to exercise the option is irrevocable.

Renault therefore consolidated the company's restated balance sheet at December 31, 2005 and will become the sole partner as of December 31, 2007.

This step mainly affects:

- property, plant and equipment: +€694 million;
- net financial debt of the Automobile Division: +€594 million;
- various current and non-current asset items and prepaid expenses: -€92 million (reversal of security deposits, prepaid rent).

The transaction did not have any impact on the 2005 consolidated income statement.

* *This option was listed in the Group's off-balance sheet commitments at December 31, 2004.*

Aside from these impacts, net financial debt of the Automobile Division declined by €227 million, reflecting Renault's operational performance.

Cash flow fell by €491 million compared with 2004 to €4,105 million. Cash flow included €516 million in dividends from associated companies, compared with €553 million in 2004, of which:

- €383 million from Nissan, after €345 million in 2004;
- €120 million from AB Volvo, after €208 million in 2004, including €131 million from Ainax shares.

Operating activities largely financed **net capital expenditure** for a total of €2,879 million, compared with €3,199 million in 2004. The Automobile Division generated **free cash flow** of €1,226 million as a result.

The working capital surplus was down €533 million, mainly owing to a rise in inventories and other receivables, which was not offset by an increase in payables.

Total dividend payout amounted to €554 million, compared with €418 million in 2004. This included €494 million paid by Renault SA and €60 million by Oyak Renault (Turkey).

FUTURE-RELATED COSTS

Future-related costs, i.e. R&D expenses plus net investment (excluding capitalized development expenses and rental vehicles), were stable in 2005 at 9.9% of Group revenues, compared with 10% in 2004.

RENAULT GROUP - FUTURE-RELATED COSTS

€ million	2005	2004
Capital expenditure, net of disposals	2,945	3,316
Capitalized development expenses	(833)	(749)
Rental vehicles (net of disposals)	(293)	(484)
NET CAPITAL EXPENDITURE EXCLUDING CAPITALIZED DEVELOPMENT EXPENSES AND RENTAL VEHICLES ①	**1,819**	**2,083**
% of revenues	4.4%	5.2%
R&D EXPENSES ②	**2,264**	**1,961**
% of revenues	5.5%	4.9%
FUTURE-RELATED COSTS ①+②	**4,083**	**4,044**
% of revenues	9.9%	10.0%

RENAULT GROUP - NET CAPITAL EXPENDITURE

€ million	2005	2004
Automobile	2,879	3,199
Sales Financing	66	117
GROUP TOTAL	**2,945**	**3,316**
Acquisitions	4,018	3,923
Disposals	(1,073)	(607)
GROUP TOTAL	**2,945**	**3,316**

Net capital expenditure by the Automobile Division, excluding capitalized development expenses, came to €2,046 million in 2005 and was directed primarily at renewing product and powertrain ranges and upgrading industrial facilities.

In Europe, range-related investment accounted for 45% of gross outlays. Funds were allocated mainly to B-segment entry-level vehicles, including the new Clio, and to increased powertrain production capacity.

International investments accounted for 24% of the gross total. Funds were assigned to manufacturing the new Clio in Turkey, building a new version of Logan, and upgrading Dacia's production plant in Romania.

The main non product-related investments were in quality and environmental projects, as in 2004.

SHAREHOLDERS' EQUITY

In 2005, **shareholders' equity** increased €3,797 million to €19,661 million at December 31, 2005, compared with €15,864 million at December 31, 2004.

The main reasons for the increase were:

- the recognition of 2005's net income of €3,453 million;
- dividend payouts:
  - €459 million, or €1.80 per share, by Renault for 2004 (given Renault's stake in Nissan and treasury shares),
  - €60 million by Oyak Renault,
- a €778 million increase in translation adjustments, mainly owing to the impact of changes in Nissan's shareholders' equity, net of hedging in yen (€612 million);
- a €44 million reduction in the revaluation reserve for financial instruments (hedging for cash flows and available-for-sale financial instruments);
- a reduction in the number of treasury shares (3.35% of Renault's capital at December 31, 2005, compared with 3.82% at December 31, 2004), which increased shareholders' equity by €52 million.

The net financial debt of the Automobile Division at December 31, 2005 was equivalent to 11.5% of shareholders' equity, compared with 9.9% at December 31, 2004.

2.1.3 Outlook for 2006

In 2006, Renault expects the automobile market to decline slightly in Europe and to grow in the other main countries in which the company operates.

Renault will not benefit from major product launches in 2006, but will profit from the first full year of sales of the new Clio in Europe, as well as the release of phase-two models of Mégane, Espace and Trafic and the phase-three Master. Outside Europe, two new station wagon and van versions will be brought to market in the second half of 2006 to round out the Logan line. Furthermore, action plans focusing on our cost competitiveness, defined within the framework of the new business plan, will be deployed and start to bear fruit in 2006.

Overall, against a backdrop of higher raw material costs than in 2005, an extremely competitive European market and continuous international growth, Renault plans to achieve an operating margin of 2.5% of revenues in 2006 and stable unit sales compared to 2005.

2.2 Employee relations performance

2

2.2.1 Workforce

2.2.1.1 Renault group workforce ✦

At December 31, 2005 Renault's total workforce stood at 126,584 employees (excluding employees on the early retirement plan), 2,307 more than on December 31, 2004.

WORKFORCE BY DIVISION AT DECEMBER 31

	2005[1]	2004	2003	% change 2005/2004
Automobile	123,527[2]	121,088[2]	121,919[2]	+2.0%
Sales Financing	3,057	3,189	3,209	(4.1%)
TOTAL	**126,584[3]**	**124,277[3]**	**125,128**	**+1.9%**

(1) Changes in scope of consolidation had an impact of 1,092 employees in 2005. These mostly affected companies consolidated for the first time in 2005:

- Automobile Division: Renault South Africa, Autohaus Wiesenstrasse, Renault Niederlassung Hamburg, Renault Niederlassung Pankow, Renault Rn Rhein-Neckar Gmbh, Nissan Niederlassung Berlin Gmbh, Nissan Niederlassung Hamburg Gmbh;

- Sales Financing Division: RCI Bank Polska, RCI Finanace CZ sro, Renault Crédit RT Hongrie, RCI LeasingCZ sro.

(2) The workforce does not include 6,247 people on the early retirement plan in 2005, 6,296 in 2004 and 5,612 in 2003.

(3) On a consistent basis with 2004, the Renault group workforce excluding employees on the early retirement plan on December 31, 2005 totaled 125,492, an increase of 1,215 employees.

RENAULT GROUP WORKFORCE BY GEOGRAPHICAL ZONE

	Workforce	Proportion of the Group
France	69,911	55%
Other EU countries	23,894	19%
Other European countries	13,714	11%
Other countries worldwide	19,065	15%
TOTAL	**126,584**	**100%**

2.2.1.2 Renault s.a.s. workforce

Renault s.a.s. employs 37% of the total Renault workforce.

BREAKDOWN OF RENAULT S.A.S. WORKFORCE BY OCCUPATIONAL CATEGORY

	2005	2004	2003	% change 2005/2004
Apprentices	602	589	601	+2%
Operators	16,226	16,500	16,984	(1.7%)
Administrative and supervisory staff and technicians	16,426	16,707	17,037	(1.7%)
Managerial staff	10,889	10,133	9,490	+7%
TOTAL, EXCLUDING EMPLOYEES ON THE EARLY RETIREMENT PLAN	**44,143**	**43,929**	**44,112**	**+0.5%**
Workforce on the early retirement plan	5,304	5,377	4,893	
TOTAL, INCLUDING EMPLOYEES ON THE EARLY RETIREMENT PLAN	**49,447**	**49,306**	**49,005**	

✦ Global Reporting Initiative (GRI) Directives

For the past few years, the annual resignation rate has been well below 1%. The rate of dismissals and breaches of contract is also below 1%. The rate of retirement or early retirement is almost 5%.

Women make up 15% of the total Renault s.a.s. workforce and nearly 22% of managerial staff.

This proportion is constantly increasing. At the end of 1999 women accounted for 10.7% of the Renault s.a.s. workforce.

BREAKDOWN OF RENAULT S.A.S. WORKFORCE BY GENDER

	Women	Men
Apprentices	28%	72%
Operators	9%	91%
Administrative and supervisory staff and technicians	16%	84%
Managerial staff	22%	78%
TOTAL	15%	85%

2.2.2 Human Resources policy

The Group's international expansion, the Alliance with Nissan, and developments in the technological and demographic environment are key challenges for Renault. They are spurring fast and substantial changes in behaviors and organization. The men and women of Renault are as vital as ever to the Group's success, and the Human Resources policy makes a decisive contribution to the Group's performance and sustainable development.

The signatories will review and analyze its application before the end of 2006.

On November 30, 2004 Renault signed the Diversity Charter, the aim of which is to promote diversity in the workplace through Group recruitment policy and career management. Some 40 other French companies have signed the Charter, including PSA Peugeot Citroën, RATP, SNCF, BNP Paribas, and Carrefour.

2.2.2.1 Rules and principles with worldwide scope ✦

Renault is convinced that social responsibility is a factor contributing to the long-term success of all its operations worldwide.

On October 12, 2004 Renault, the International Metalworkers' Federation, the Renault Group Works Council (CGR), and the trade union organizations that signed the agreement of April 4, 2003 relating to the CGR (FGTB, CFDT, CFTC, CGT, CCOO, CSC, FO, UGT, CFE-CGC) signed the Renault group Declaration of Employees' Fundamental Rights.

The Declaration concerns all Group employees worldwide, including Dacia and Renault Samsung Motors. Suppliers to the Group are also involved.

Under this Declaration, Renault has committed "to respecting company employees worldwide and helping them prosper, fostering freedom, ensuring the full transparency of information, applying the principle of fairness and complying with the Renault Code of Good Conduct".

The Declaration is a statement of worldwide values, such as Renault's commitment to the health, safety and working conditions of employees as well as the refusal of child labor and forced labor. Suppliers' commitment to the same principles and values will be applied as a selection criterion. The Declaration also reasserts equal opportunities in working relations and the right to training and fair pay.

Renault is the first company in the French metalworking industry to adopt a declaration on employees' rights.

The Declaration is an integral part of the Renault group's policy on sustainable development and corporate social responsibility. It is based on International Labor Organization standards and the Global Compact set up on the initiative of the United Nations, and adopted by Renault on July 26, 2001.

2.2.2.2 The four priorities of Human Resources policy

The Human Resources policy encompasses four priorities:

1. Strengthening Group competitiveness. HR policy is key to Group performance. Renault's employment policy is designed to keep pace with the fundamental changes within the Group and to meet new skills requirements, while pursuing productivity gains in a highly competitive global economic environment. The employment policy is founded on an ambitious recruitment program and the reorganization of worktime to meet the Group's needs, while also satisfying employees' aspirations. In Europe, Renault is deploying a range of policy measures in response to the extension of staff's working life up to and beyond the age of 60;

2. Supporting the Group's international expansion. HR policy must offer the support needed to implement Group strategy. The goal of HR policy is to mobilize staff and encourage the creation of multi-cultural teams that are capable of identifying customer expectations worldwide. The policy is founded on the development of suitable organizational structures and the gradual establishment of Group-wide HR programs covering recruitment, language training, management development and international mobility;

3. Developing skills. The HR policy is a long-term course of action. Its goal is to prepare operational staff for the future by developing the skills needed to implement Group strategy and to achieve lasting value creation. The policy is founded on the active management of Group-wide skills and an ambitious training program;

4. Attracting and motivating employees. The HR policy must make sure that the Group can always meet its skills requirements. The policy has two goals:

2

- create an environment that is both pleasant and demanding, in which every employee achieves fulfillment through active career management, the development of managerial skills, a responsible working-conditions policy and a dynamic resource-management policy;
- involve employees through continuous information campaigns and permanent dialogue.

STRENGTHENING GROUP COMPETITIVENESS

An ambitious employment policy ✦

Renault is pursuing an ambitious employment policy to support growth, prepare for the demographic shock in Europe and continue to improve productivity in a highly competitive global economic environment.

- In 2005 the Renault group hired 10,000 new staff worldwide to pursue its policy of international expansion.

  Additional production shifts were introduced in Romania, Russia and Morocco to support the ramp-up of Logan.

  New hires were made in every function (design, development, manufacturing, sales and support functions) and were split 50-50 between operators, on the one hand, and technicians, engineers and managerial staff on the other.

  The new hires in France and Spain have brought new skills into the Group and are helping to accelerate the renewal of the workforce. In 2005 Renault hired 4,500 new staff in France, including 2,737 for Renault s.a.s.

  These recruitments form part of a global drive to renew the Group's skill sets. Between 2000 and 2005 Renault hired almost 43,000 new staff worldwide, including more than 25,000 in France (13,420 for Renault s.a.s.). In five years, the Group has renewed one-third of the workforce.

RENAULT GROUP RECRUITMENTS BY GEOGRAPHICAL ZONE

	Proportion of the Group
France	45%
Other EU countries	17%
Other European countries	16%
Other countries worldwide	22%

- To even out the age structure in the Group, Renault has implemented an early retirement plan for its employees. The **early retirement plan** in the Automobile Division in France was in force between March 1, 2000 and February 28, 2005. During this period, 10,324 Renault s.a.s. employees benefited from the plan. To honor its commitments, Renault modified the eligibility requirements for the early retirement plan in 2004 and set February 28, 2005 as the cut-off date for staggered departures until November 2006. The agreement signed with staff representatives also allows some of the employees who qualify for the early retirement plan to take "long-service" early retirement, as stipulated under France's amended Pensions Act of August 21, 2003.

  A total of 1,526 employees joined the plan in 2005, raising the total number of Renault s.a.s. employees on the early retirement plan to 9,903 over the period.

  For the Group in France, the number of departures totaled 11,883 at end-2005, of which 1,975 in 2005.

  In 2006, after the last retirements, more than 12,300 employees will have left the Group, including 10,344 for Renault s.a.s.

  To offset these retirements, the Group intends to hire 7,500 new staff in France over the 2000-2005 period, including 6,000 at Renault s.a.s. With more than 16,500 new staff hired for the Group in France (companies concerned by the early retirement plan) at end-2005, and 14,171 for Renault s.a.s., Renault is already ahead of its commitments.

  The early retirement plan has enabled the Group to reduce the age of the workforce. The average age of Renault s.a.s. employees at the end of 2005 was 42, compared with 44 at the beginning of 1999.

- In Spain, Renault signed a new collective labor agreement for 2004-2006 including a renewal scheme that opens the way for the gradual departure of staff aged over 60 and the hiring of young employees to replace them. The 2004-2006 plan includes 890 departures and 1,500 new hires over three years. In 2004-2005, 410 employees retired and 1,100 new staff were hired.

WORKTIME REORGANIZATION

In accordance with national legislation and local industrial relations regulations, Renault is developing a policy to reorganize working hours in a way that better meets the needs of the company's customers.

This reorganization is twofold:

- improve use of resources: by developing 2x8 hour and 3x8 hour shift rosters and weekend shifts. Alternating 6-day and 4-day working weeks is also being introduced;
- develop worktime flexibility: by lengthening daily shifts and introducing Saturday shifts for week-day teams, with recovery of overtime hours during less busy periods via systems such as time-capital accounts.

These policies were introduced widely in 1999 and 2000 in France, following agreements on employment, organization and worktime reorganization negotiated with trade unions that reduced the average working week to 35 hours. Working hours have been annualized. The worktime reduction scheme involves collective and individual leave that can be accrued over several years.

In 2005 Renault continued its efforts to reorganize worktime with a view to managing international projects and improving response to fluctuations in activity in the production sites.

The specific needs of families are also taken into account. Employees wishing to devote time to their family can work part-time or obtain parental leave. This combination of measures has contributed to strong employee loyalty at Renault s.a.s.: the average length of service is almost 18 years.

✦ Global Reporting Initiative (GRI) Directives

In 2004 Renault s.a.s. signed an agreement to establish professional equality between male and female employees and to encourage a balance between employees' working lives and private lives. The agreement includes measures such as the analysis of the recruitment of women, cooperation with the education system in an effort to make auto industry professions more attractive to women, the creation of commissions for professional equality in the works councils, promotion of information, training and dialogue with management in the event of maternity or parental leave. Plans are also under way to improve financial conditions and offer childcare facilities in an effort to reconcile private life and professional activity. ✦

Implementation of the agreement continued in 2005. In November, Renault launched a range of services for the 5,164 employees working at the headquarters near Paris. The company also contributed to the creation of an inter-company childcare center that opened in September near its factory in Douai.

A total of 2.4% of Renault s.a.s. employees work **part-time**, compared with 2.3% in 2004.

The breakdown is as follows:

2005	Breakdown
Women	71.5%
Men	28.5%

The average rate of **absenteeism** (due to illness and accidents) at Renault s.a.s. was 2.5% in 2005 (271,906 days of absence), down 5.4% over 2004 (287,398 days of absence), with an almost identically sized workforce.

Absenteeism due to industrial accidents accounted for less than 5% of the total.

40.9% of Renault s.a.s. employees work in **shifts**.

The breakdown is as follows:

2005	Breakdown
Women	7.3%
Men	92.7%

MEASURES TAKEN IN RESPONSE TO LONGER WORKING LIVES ✦

In the next 10 years Europe will have to rise to the challenges of demographic change, as the younger generation shrinks and the number of employees approaching the end of their working lives increases. Reforms to the retirement and pensions systems in France will result in longer working lives. The company must therefore take measures to increase competitiveness on a highly competitive labor market, work with older employees and maintain high skill levels.

Renault has taken a range of targeted actions in readiness for an ageing workforce and longer working lives:

- **working conditions and organizational structures that are compatible with a longer working life**

  Renault has launched three initiatives in a drive to optimize Group performance as the age structure of the workforce changes:

  - increase the consideration given to ergonomic skills being applied to projects;
  - permanently improve working conditions by adapting workstations;
  - create jobs that are less physically demanding so that older staff can continue working.

  In 2005 these initiatives resulted in an increase in the level of ergonomic skills in facilities (employment plans) and the reduction of positions with poor ergonomic analysis ratings.

  These initiatives will be intensified in 2006;

- **keeping skills up to date throughout the employee's working life, essentially through training**

  In 2004 Renault launched a Group-wide training program "to enable all employees, anywhere in the world and irrespective of age and function, to have access to the training required for the exercise of their trade and the development of their career, throughout their professional lives" (see "Supporting international expansion" and "Attracting and motivating employees").

  In 2005 the company made efforts to make its training offering more clear and more relevant to the career development of its employees.

  Renault will continue in 2006 to strengthen support for the international implementation of this policy, as it did in 2005;

- **support for management in sustaining levels of staff motivation and performance**

  In 2005 Renault launched a corporate training program for experienced technicians that was attended by 72 employees. It also initiated the RM3 "Sharing and Deploying" management training program for experienced managerial staff. Almost 650 employees have attended the program since it was launched;

- **rules applying to professional advancement that are suited to managing longer careers**

  In 2005 additional consideration was given to the resources needed to manage experienced managerial staff.

SUPPORTING INTERNATIONAL EXPANSION

Developing needs-responsive organizational structures

The Group's international success is founded on organizations and processes that are permanently reviewed and revised. The Corporate Management Development & Organization Department supports senior management by defining the rules applying to organization, oversight, and arbitration.

Group-wide HR policies

Renault is gradually putting in place its Group-wide HR policy, which reflects the Group's Declaration of Employees' Fundamental Rights and lays out the HR principles that apply to all the Group's employees worldwide.

In 2005 the policies for annual performance and development reviews, recruitment and relations with staff representatives were added to the Group's common core of existing Human Resources policies covering language training, training, working conditions, pension funds and employee share ownership. This range of policies will be further extended in 2006.

In an effort to effectively implement Group-wide HR policies and establish dialogue on local issues, the Group HR Department is providing countries with coordinated support in the shape of expert missions, meetings between Group HR directors, and HR policy reviews. In 2005 the HR directors from Renault's major facilities worldwide met together three times, and six HR policy reviews were conducted in the Group's main regions: Spain, Mercosur, Romania, Korea, Russia and Turkey. A training program designed to improve the professionalism of HR departments worldwide was deployed in Romania in 2005.

Policies to mobilize the workforce and promote multi-culturalism

To underpin international growth, the Group has crafted a structured HR policy to mobilize staff and encourage the creation of multi-cultural teams that are capable of identifying customer expectations worldwide. The policy is founded on carefully targeted actions covering recruitment, language training, management development (see "Attracting and motivating employees") and international mobility.

In 2000 Renault set a **recruitment** target of 20% of managerial staff with international backgrounds (due to training, work experience or nationality) in order to draw on an extensive range of multi-cultural experiences. In 2005 the proportion of engineers and managerial staff recruited with international backgrounds was 24%.

To achieve this goal, Renault is steadily building an international recruitment network, by attending forums at business and engineering schools (28 in 2005) and through partnerships with international schools and universities. The Group also awards study grants to foreign students, organizes internships for foreign trainees (37% of trainee engineers and managers at Renault s.a.s.), and operates corporate volunteer schemes (106 in 2005 in 26 countries).

Renault's corporate web site, www.renault.com/carrieres, offers a range of vacancies, and the list is regularly updated. Candidates can also submit their applications on line and learn about the professional skills that are needed in the Group. In 2005 more than 1,100 job and internship offers were published, receiving more than 98,000 direct applications. The website accounts for approximately 27% of new engineering and managerial recruits and 11% of technical staff. Web users can also consult the local job offers published on the HR sites of 10 countries: Argentina, Belgium, Brazil, France, Germany, Italy, Portugal, Russia, Spain and the UK.

Language learning is also encouraged. For the Renault group, the working language is French. The Renault-Nissan Alliance works in English.

Fluency in both French and English is a condition for the recruitment of new managers. In France the minimum admissible TOEIC score (international *English test) is 750 points.*

Moreover, all Group managers or employees who use one of these languages in their work (when it is not their mother tongue) must follow *language training to aim for a target level of 750 points in the TOEIC and* TFI (international French test). The target level for senior managers and managerial staff with high potential is 850.

The English and French fluency of managerial staff is being assessed on a progressive basis: in the Group 18,300 people (including nearly 13,900 at Renault s.a.s.) have taken the TOEIC test and over 2,800 the TFI test.

Standard English language training programs were introduced in 1999 and were extended in 2005. At the end of 2005, over 3,600 Renault s.a.s. employees had followed an English language course and more than 125,000 hours of training had been delivered. These programs are gradually being rolled out on an international scale.

A module of French as a foreign language has been available for non-French speaking profiles since 2004.

2005 also saw the launch of new e-learning language training products for English, French, Spanish, Italian and German for Renault s.a.s. employees.

In 2006 these products will be made available to almost all the Group's French and international subsidiaries.

International mobility is "managed consistently throughout the Group to facilitate the expatriation of employees from their country of origin". International mobility is encouraged for specialists and high-potential managerial staff. At end-2005, 783 Group employees were on assignment outside their home country (721 at end-2004).

The HR Department has put in place new structures dedicated to the forward planning of international mobility. At the end of 1999, senior management took the decision to set up careers committees for international mobility in all departments (see "Attracting and motivating employees").

All these actions will be pursued in 2006.

THE ALLIANCE WITH NISSAN

The HR Functional Task Team (FTT) was set up in October 2005 as part of the new Alliance organization. The HR FTT is made up of HR representatives from Renault and Nissan. It has been tasked with conducting a series of benchmarking studies to identify the best practices in both groups and pursue the actions that have been ongoing since 1999, focusing on targeted recruitment, staff exchanges, intercultural training and satisfaction surveys.

In an effort to foster mutual understanding, Renault is recruiting engineers and managerial staff who have some knowledge of Japanese. In 2005 around 20 managers meeting these criteria were hired. This action will be continued in 2006.

Staff exchanges between the two groups started in 1999 and continued in 2005 (see 1.3.3.3 on the Alliance).

Cross-cultural training programs for staff from both groups and the teams involved in the Alliance were started in 1999 (see 1.3.3.3). In 2003 these sessions were included in the Alliance Business Way Program and continue to progress. This training will continue in 2006.

SINGLE PERSONNEL DATABASE (BPU): A COMMON INFORMATION SYSTEM

Renault's Human Resources are managed by a Group-wide personnel database, called the "BPU", set up to manage Human Resources on a truly international scale. In time, the system will be able to manage the Group's entire workforce scattered over more than 350 sites in 36 countries.

BPU consists of a common core of information, including data on Group organization and individual employee data.

The organizational data can be read by all the Group's companies in different countries. Access to data on individual employees is governed by strict confidentiality regulations, making it a complete management tool.

BPU also covers working time, pay, recruitment and individual management.

BPU is designed for human resources experts, but also for managers wishing to enhance the human resources management of their work teams (career management, training and skills development, worktime management).

In 2005 BPU was deployed in three new countries (Argentina, Chile and Hungary), and at the Cacia site in Portugal and the MCA site in France.

At end-2005 BPU was in use in 19 countries (France, Spain, Belgium, Switzerland, Italy, Brazil, UK, Slovakia, Austria, Netherlands, Poland, Czech Republic, Germany, Portugal, Croatia, Slovenia, Argentina, Chile and Hungary), which account for more than 10,000 active users and over 90,000 employees managed in the database (out of a target of 125,000 employees).

The international deployment (Romania, representing more than 10,000 employees) and functional enhancement (online vacation requests for more than 18,000 employees) of BPU will continue in 2006.

2.2.2.3 Developing skills

SKILLS MANAGEMENT

Renault is taking a cross-functional approach to the forward planning of skills at Group level, known as the **Renault Skills Program**. This initiative is founded on the strong conviction that Renault's strength in the future will be determined by the skills of its staff. This approach, implemented by the different functions with the support of Human Resources, aims to identify and build the skills the Group will need in 10 years' time to achieve its strategic ambitions. To date, 63 skills areas have been identified, and 56 skills development leaders were appointed in July 2002. Most of them are members of the Management Committee, or report directly to it, and are assisted by a human resources manager and an advisor. They worked together to diagnose the current situation and to draw up a skills development plan.

Their work has resulted in:

- identification of key competencies to be maintained and critical competencies requiring a skills development plan;
- actions to enhance professional skills in the basic areas of automobile manufacturing: transfer of highly specific know-how, methods and technological expertise;
- actions to maintain or improve skills using human resources tools: recruitment guidance, training plans and career orientation.

Each year, questions are asked about how to develop the competitiveness and performance of the company and the employability of its staff.

The goals for 2005 focused on:

- the international dimension: 50% of functions drew up global roadmaps of their skill sets. Building this global roadmap will be completed in 2006;
- the clarification of career paths in the company: in 2005, career paths were gradually defined and published, resulting in the Careers@Renault tool, which describes the main job positions in the company and illustrates the diversity of the available career paths both within and between functions;
- the skills of Renault's partners, which contribute to its success. This action will be continued in 2006.

SKILLS DEVELOPMENT BY TRAINING ✦

Ongoing training is a central component of company performance and the development of the men and women who work for the company. It facilitates the process of change in response to fast-evolving technologies and the tough competition in the automotive industry. It supports the Group's strategy and its international expansion in particular. Training is the vehicle that enables staff to progress by raising their skill levels and by enabling them to acquire new competencies that will contribute to their professional advancement.

For this reason, Renault developed an ambitious and innovative training policy in France in 1999 which was extended Group-wide in 2004.

Under the agreements signed in 1999 on the reorganization of working hours in France, Renault introduced employee training quotas under a "banked hours" scheme. At Renault s.a.s., the quota is 25 hours for operators working shifts, 35 hours for other operators, supervisory staff and technicians, and six days for engineers and managerial staff. Unused hours can be saved without limit throughout the employee's working life. ✦

To support this policy and build on the work of the Skills Program, Renault rethought its entire training system and set up a simplified and more efficient system for Renault s.a.s. in 2003.

The new project, dubbed PerFORMance, includes four main initiatives:

- match training plans with the needs expressed by the skills development leaders: training courses are only developed if they are ordered by the functions;
- standardize the training offering and optimize deployment: the available courses have been posted on the intranet since 2001 and are regularly updated. The Training Guide lists all of the courses on offer and the Training Access programs, which select courses that are relevant to a given function, are available for both employees and managerial staff for the major skill categories;

- control the process, assess and optimize the costs and quality: in 2005 the number of suppliers was reduced by 16% and subsidies amounted to more than €16 million.

  The quality of the training as perceived by the trainees is methodically assessed using questionnaires immediately after the course. Surveys are also conducted to judge the perception of training by both managers and employees a few months after the course;
- grow employee demand and encourage involvement of the managers: indicators are sent to senior management and all other managers each month.

In a further effort to stimulate employee demand, all employees have been able to view their own training records since 2003. Training needs are always assessed during the annual performance and development review between employees and supervisors.

The e-learning program, launched in 2000, offers employees the means of following self-training courses from their workstation, resource centers and dedicated terminals. In 2005 Renault extended its e-learning services, adding new modules for language learning and desktop software skills, and broadening the content of its "specialist skills" modules (engineering, sales, etc.) and personal and managerial capabilities (individual efficiency, managing risks on the road, 360°, etc.). Much of the training in the use of IT systems is delivered using e-learning courses. In 2005 almost 106,000 hours of online training was delivered, a two-fold increase on 2004. E-learning will be deployed on an international scale in 2006.

In 2004 Renault extended these principles to its international subsidiaries in the shape of a Group-wide training policy, with the goal of "enabling all employees, anywhere in the world and irrespective of age and function, to have access to the training required for the exercise of their trade and the development of their career, throughout their professional lives".

Group-wide training development continued in 2005. "Core business" training courses are designed and developed for all the Group's employees in one of two ways:

- training is delivered in one country by specialists from another country. Engineers and purchasing managers delivered training in Korea or Brazil. Turkish technicians delivered training courses in Russia;
- trainees go to another country to be trained. A group of Romanian engineers was trained in France in engineering practices. Russian operators were trained in Romania.

Common indicators are used to keep track of skills development and measure the deployment of the training policy in all countries:

- **attendance rates:**

  More than 86% of Renault s.a.s. employees attended at least one training action in 2005, compared with 85% in 2004.

  In the Group as a whole, four out of every five employees attended one training course each year, representing an attendance rate of 81%. (77% in 2004);
- **total training expenditure as a percentage of payroll:**

  In 2005 Renault s.a.s. spent €103.9 million on training, the equivalent of 6.1% of payroll, compared with €108 million, or 7% of payroll, in 2004.

  The Group invested €190.6 million, or 5.4% of payroll, compared with €187 million, or 5.3% of payroll in 2004;
- **average number of training hours dispensed per person per year:**

  In 2005 Renault s.a.s provided more than 1.78 million hours of training, or 41.4 hours per employee, compared with more than 1.7 million hours, or 39.2 hours per employee in 2004.

  The Group provided more than 5 million hours of training, or an average of 40.2 hours per employee, compared with more than 4.5 million hours of training, or 34.7 hours per employee in 2004; ✦
- **perception of training by managers and staff:**

  In 2005 nearly 71,500 spontaneous surveys were conducted in Renault s.a.s. The average result was a satisfaction score of 16.8/20. The surveys will be extended Group-wide in 2006.

  In 2006 Renault plans to sustain its strong training efforts to develop skills, while cutting costs worldwide.

  The hours of training to be given by Renault s.a.s. in 2006 can be broken down as follows:

Development of professional skills	70.9%
Internationalization	12.6%
Management development	10%
Support for new recruits	6.5%

2.2.2.4 Attracting and motivating employees

RENAULT'S CONTRIBUTION TO INFORMING YOUNG APPLICANTS AND DEVELOPING THE EDUCATION SYSTEM

Renault is taking a series of actions to help young applicants enter the labor market and to promote Renault as an attractive employer. These actions are based on three initiatives: cooperation with schools, information on auto industry skills and professional training.

Renault is working actively with national and regional educational bodies to encourage training programs that develop the skills needed by the Group. In several instances, this cooperation has resulted in the introduction of special training courses. In 2005 Renault signed an agreement with GARAC – the French National School for Automobile Professionals – to strengthen their cooperation on projects for the professional training of students (educational cooperation, information about the specialist trades, professional induction). Renault was awarded the "Manufacturer's" prize for its contribution to relations with educational establishments at the GARAC awards ceremony for partnerships between industry and education.

In 2005 Renault paid a total of €9.1 million in apprenticeship tax to almost 500 French schools.

Renault is also pursuing its commitment to the professional training of young people. In 2005 Renault s.a.s. hosted more than 5,850 young people, including over 600 apprentices and more than 4,000 interns of all levels and in all areas of the company. Renault also provides facilities for several dozen doctoral students. On June 9, 2005 Renault signed an apprenticeship charter with the French Ministry of Employment. This charter demonstrates the company's strong commitment to the notion of apprenticeship. The charter reinforces actions that have been ongoing for several years to develop and support apprenticeships in the company.

Renault also cooperates with the educational authorities to conduct information campaigns for students covering the professions that exist in the automobile trade. In 2005 Renault took part in 25 forums in France's leading business and engineering schools. These initiatives are extended by actions taken in each educational establishment in the Group's areas of high employment and in each subsidiary.

Renault also supported the first female-focused employment convention – IndustriELLES – in Paris on May 11, 2005 that brought together 12,000 women from three areas: company employees, young women on internships and high school students. The purpose of the initiative, organized by the French Union of Metallurgy Trades and Manufacturers, was to make female students more aware of the broad diversity of industrial and scientific professions, the challenges in the sector and the professional opportunities open to women.

In 2004 Renault also opted to strengthen its image as an attractive employer in a drive to attract the best available applicants on an increasingly competitive labor market.

The Group's image is rooted in the three commitments that Renault's HR Department makes to its employees and future applicants:

- Renault follows a career development policy that is both motivating and diversified;
- Renault offers the possibility for skills development throughout an employee's professional career;
- Renault relies on an organizational structure that is both pleasant and demanding, founded on the values of openness, creativity and dialogue.

In 2006 Renault will continue to strengthen its relationships with the education system.

CAREER DEVELOPMENT

The Renault group is implementing a stimulating and diversified career development policy to foster the skills needed by the company and offer rewarding careers to employees. Opportunities for internal mobility receive priority over outside recruitment in all instances, while international and cross-functional mobility is encouraged as a means of developing new skills.

The approach is based on a "Mobility Charter", whose seven key rules stipulate the rights and duties associated with job transfers within the Group, as well as the ethical conditions governing the way mobility is organized.

Employees can use a range of tools available on the Group's intranet to build their career path: the JobAccess employment site accessible in 34 countries, the "Parcours" self-appraisal tool used to prepare a career path and the Careers@Renault site. Careers@Renault describes the main functions in the Group and illustrates the diversity of the available career paths both within and between functions. All the sectors of the company are present, from design, development, manufacturing, sales, support functions and sales financing. The purpose is to inform employees and to help managers foster the professional development of their staff. ◆

Forward career planning is organized by the Human Resources function, which draws on information from the careers committees, the Human Resources steering committees and the employee's annual performance and development review. This interview is an ideal time for employees to discuss and define mobility: the likely date for a transfer and prospects for mobility. Mobility-related information from the annual performance and development reviews are analyzed and used by the careers committees to optimize mobility.

Over the last five years, Renault s.a.s. has reviewed and revised a significant part of the rules applying to the management of the staff categories through a range of agreements:

- the agreement signed on June 29, 2001 on the professional advancement of production operators provides a new skills acquisition program for all such operators. The purpose of the agreement is to offer increased scope for professional development to operators, promote production specialties and attract and motivate new staff and encourage career development. In 2005 this agreement helped to define the training and career paths of 25% of production operators at Renault s.a.s. The Group continues to deploy the agreement in its production plants across the world;
- three agreements modifying the career management rules applicable to technicians, administrative and supervisory staff at Renault s.a.s. were also signed in the first half of 2002, specifying the conditions for integration of junior technicians, administrative and supervisory staff (recruited with a higher diploma), the career opportunities for team supervisors and shop foremen, and the career management rules for technicians, administrative and supervisory staff.

These agreements supplement the agreement of September 15, 2000, aimed at fostering internal access to managerial status. Almost 2,350 Renault employees in France, representing almost 22% of the Group's managerial staff, have been promoted to management and supervisory positions since the agreement was signed. 63 senior managers are graduates of the management promotion scheme. In 2005 147 Group employees were promoted to managerial status at the end of their training, 39% more than in 2004 and the highest number since 1997. This achievement reflects Renault's long-term investment in internal promotion, which was again confirmed by the President and CEO in 2005.

Renault will continue to broaden the Human Resources steering committees in 2006 to include all professional categories.

MANAGEMENT DEVELOPMENT ✦

The Group uses three approaches to communicate the managerial practices and collective behavior it wishes to promote:

- an annual performance and development review designed to assess performance under two headings: individual performance, and managerial practices and performance of the unit as a whole;
- 360° Feedback provides managers with 14 criteria to understand how their line manager, staff, colleagues and peers perceive their method of working, and enables them to flesh out the content of the annual performance and development review and identify avenues of progress. In 2005 more than 5,100 managers in the Group made use of this tool, which continues to be extended to cover the complete management line;
- training and development of managers using corporate systems (RMx), function-specific systems (manufacturing, engineering, sales, services) and by country (Romania, Korea, Spain, etc.).

The emphasis is on the progress plans that supplement this program. These provide for both individual and collective coaching, enabling line managers or management committees who so wish to develop their managerial skills. Some 50 managers and 10 management committees received coaching in 2005, and five engaged in a team-building project.

Additional schemes for enhancing managerial practices based on certain 360° Feedback criteria were made available to managers, including management workshops for seven Management Committees in 2005 and exchanges of information between managers at Renault and other companies.

The management development program is based on training schemes organized at corporate, country and operational level.

The corporate training programs aim to stimulate thought on strategy, improve understanding of the Group's policy and develop cross-functional managerial skills. Employees from all Group organizations attend the courses for the different stages of management development (according to age and scope of responsibility):

- the RM0 program is for beginners or less experienced managers joining the Group. In 2005 more than 900 managerial staff members attended the program. A special induction program for newly recruited technicians, administrative and supervisory staff was introduced in 2003 and more than 700 staff members attended the program in 2005;
- the RM1-Perspective and RM2-Performance programs, targeting junior managers and experienced managers respectively, were attended by more than 660 engineers and managerial staff. In 2006 the proportion of international staff members attending the program will be increased;
- in 2004 the performance programs were supplemented by the RM3 "Sharing and Deploying" course for experienced managers, and a training program specially developed for experienced technicians (see "Strengthening Group competitiveness"). The purpose of the RM3 seminar, which is closed by the President and CEO in person, is to support and motivate managerial staff in the last third of their career. 450 experienced managers attended the seminar in 2005. Seventy-two technicians, administrative and supervisory staff followed the training in 2005;
- the IIIC seminar for senior executives focuses on the key role of participants in deploying Renault's strategy and developing its values. 81 staff members attended the seminar. This program also features innovative development methods for senior executives and their staff (business missions, geostrategic missions, etc.).

Likewise, management development programs are being pursued outside France (Spain, Korea, Romania, Mercosur) and in functional departments (engineering, manufacturing, sales, services).

Nearly 7,500 Renault s.a.s. employees followed a course focusing on the development of individual efficiency with strengthened e-learning support.

In 2006 Renault plans to:

- continue to focus on the quality of the induction of new recruits by harmonizing the induction programs existing at different levels of the company (corporate, country, business);
- develop management workshops by improving the behaviors assessed as part of the 360° Feedback program;
- create special management programs in those countries where Renault is expanding (Russia, etc.);
- consolidate the management development offering by implementing the personal efficiency program in new Group organizations.

OCCUPATIONAL WELFARE ✦

The health and safety of the workforce are priority concerns for Renault. The company aims to enhance the quality of life of its employees while boosting overall performance. This policy, which reflects the Renault Declaration of Employees' Fundamental Rights, is based on values that apply throughout the Group as it pursues its international expansion and continues to develop both socially and industrially.

Number of industrial accidents with time off

CHANGE IN RATE OF FREQUENCY ✦

Per million hours worked (Renault group and Renault s.a.s.)


7
6
5
4
3
2
1
0
6.50
5.30
6.20
4.90
3.92
3.84
3.67
4.18
3.89
3.73
2.48
2.32
2000
2001
2002
2003
2004
2005
Renault group
Renault s.a.s.

In terms of number and severity, the incidence of industrial accidents at Renault s.a.s. compares very favorably with the industry as a whole.

The frequency of industrial accidents with time off has been practically halved in the Group since 2000.

Number of days lost through industrial accidents

CHANGE IN DEGREE OF SEVERITY ✦

Per thousand hours worked (Renault group and Renault s.a.s.)


0.30
0.25
0.20
0.15
0.10
0.24
0.21
0.22
0.21
0.19
0.15
0.21
0.19
0.21
0.20
0.18
0.14
2000
2001
2002
2003
2004
2005
Renault group
Renault s.a.s.

At Group level, the degree of severity has been reduced by over one-third since 2000.

Group data on industrial accidents cover more than 98% of the total workforce.

The method used by Renault to assess occupational welfare is based on:

- assessment of risks from both a safety and ergonomics perspective;
- the commitment of management and personnel in this area;
- early planning of human factors, especially in new projects and new countries, is one of the key values underpinning Renault's activity.

Audits are carried out in the various sectors of the Group, both by internal experts and by an outside body, to assess effective implementation of the working conditions policy. If the right conditions are met, the "Renault Management System for Safety and Working Conditions" hallmark is awarded for a renewable three-year period. The hallmark is withdrawn in the event of a serious incident.

Since the initiative was launched in 2001, the Group's production, office, engineering and commercial sites have been audited in this manner.

In accordance with this policy:

- 82% of production, office and engineering sites have received the hallmark (or their hallmarks have been renewed);
- 26% of commercial sites have been hallmarked since the initiative was launched in 2004.

In 2006 Renault will:

- conduct 15 more audits;
- organize the occupational welfare activity on new sites in Russia and Morocco;
- reduce accidents by 5%;
- develop an online training module on professional risks.

Renault has its own occupational **health and safety unit** to assess risks and implement measures to protect its employees' health. The unit measures chemical and physical environments using sophisticated equipment and manages a toxicological database. This is done using a specific software program called "Chimrisk", which contains records on 5,048 different products to date. The database contains the compositions of most of the products used by Renault. It can be used to check whether a product is suitable for its intended use. ✦

In 2005 1,760 tests were performed on air quality at the workstations and 2,103 analyses of physical environments were conducted (noise, etc.).

In 2006 Renault will:

- expand its toxicological documentation to new sites abroad;
- increase the duration of the various checks.

2

An analytical method of studying workstation ergonomics has been developed internally (version 3) to protect the health of production operators, reduce the incidence of musculo-skeletal complaints and enhance performance. Used in all Renault production plants worldwide, the method has also been adopted by other companies. Renault has also developed a simplified safety and ergonomics data sheet to help supervisors analyze the risks inherent in the workstations for which they are responsible and to improve working conditions on an ongoing basis. Good ergonomics involves making sure workstations are suited to the people who work at them (taking particular account of the age of employees), assessing the human-factor aspects of workstations, emphasizing ergonomics in projects (see below), closing down job positions classed as "difficult" on the ergonomic scale, and improving skills in this area. A plan to recruit qualified ergonomics specialists has been under way for several years and is continuing.

For each major industrial project (vehicle replacement, etc.) the design team now systematically appoints a socio-technical project manager in charge of:

- handling questions of occupational health and safety and design ergonomics (new production facilities, product upgrades, etc.);
- monitoring the quality of the training plan. Each project provides an opportunity to move towards progress targets set by the engineering departments and production plants.

In 2005 Renault:

- trained all supervisors in the simplified safety and ergonomics data sheets;
- held four Ergonomics Committee meetings made up of ergonomics specialists and officers from Renault sites to identify priority actions.

In 2006 Renault will:

- continue to train new supervisors;
- deploy a standard approach to ergonomic factors on all sites;
- launch special programs to address ergonomics in the logistics business.

Road safety is another aspect of Renault's personnel safety strategy. ✦

At Human Resources, the focus is on raising awareness among staff.

Further to the commitments made to the public authorities and the distribution of the Renault Driver's Charter (see page 91 for more details), in 2005 the Group:

- organized awareness forums via its entities and subsidiaries (braking tests, personal vehicle safety checks, testing of reflexes, etc.);
- reviewed its entire training program with a view to accessing a much broader public (young people, long-distance drivers, management committees, etc.);
- promoted practical training sessions to increase awareness of accident risks (1,750 employees trained in 2005).

As part of the Road Safety Month in June 2005, Renault also renewed its "Road Safety" e-learning program. The program was sent to 61,000 employees by e-mail. Nearly 30,000 staff members logged on to the program and accumulated more than 19,000 hours of training. An information campaign was organized to inform the different Group entities of the program.

The number of accidents with time off occurring on the way to or from work has decreased by more than 16% in the Group since 2000.

In 2005, the breakdown was as follows:

	Cars	Two-wheelers	Pedestrians	Other
Number of accidents with time off	40%	28%	30%	2%
Number of days off	29%	41%	29%	1%

In 2006 Renault will look into ways of developing new materials (web-delivered educational programs, exercise-based workshops, etc.), extend its e-learning awareness program and consolidate its "two-wheeler" training program.

Renault is developing a **health policy** for employees. Staff undergo regular biological tests and various examinations, mainly cardio-vascular. The company also organizes information and training campaigns about ergonomics, assignments, the dangers of smoking, alcohol abuse, drug abuse, poor eating habits, obesity and the dangers of exposure to sunlight.

Renault was one of the first French companies to establish a stress clinic for its personnel. More than 48,600 voluntary tests had already been carried out by the end of 2005, leading to action on an individual or collective basis. Information and training campaigns for management have been conducted since 2002. Regular training is dispensed to doctors and nurses. ✦

In 2005 Renault:

- continued to provide post-traumatic stress prevention services to offer immediate support to employees suffering from psychological shock;
- provided corporate training for managers on the theme of stress to enhance their personal capabilities (analysis of stress factors, assertiveness, empathy, etc.);
- extended the content of the "Medical Intranet" site to include new topics, such as sleep, stress, cardio-vascular diseases, alcohol abuse, nutrition, etc.;
- launched a survey of AIDS in high-risk countries in order to identify local issues. ✦

In 2006 Renault will:

- improve the medical database to keep closer track of employees and statistics for improved control of health indicators (statistics);
- deploy a multi-disciplinary action plan focusing on health indicators;
- repeat its prevention campaigns (smoking, alcohol, etc.);
- set up training to cope with jet lag resulting from international travel;
- create a document database of activity-specific risks.

An international convention is held each year for occupational health and safety specialists, doctors, nurses, socio-technical project managers, prevention technicians and managers.

Renault signed a labor agreement for **disabled people** for a three-year period (2001-2004), previously cited in "Contribution to civil society" on page 94. ✦

In 2005 Renault:

- signed an amendment to the agreement with staff representatives ahead of new legal requirements. In 2005 the total employment rate was 10.7%. This percentage is calculated by summing the number of beneficiary units (the multiplication coefficient is calculated on the basis of several criteria including the scale of the handicap, age, etc.) and the number of activities subcontracted to the sheltered sectors;
- hired, as part of its total annual recruitment, 2% of disabled people in the engineering and support functions, falling short of the legal quota;
- strengthened its partnership through the special system promoting the professional insertion of disabled people;
- made the induction period for disabled employees easier through information and education;
- supported the disabled in their requests for professional mobility;
- launched a project on accessibility to English training courses;
- helped maintain jobs by redesigning workstations;
- launched an internal survey to learn more about disablement issues worldwide.

In 2006 Renault plans to:

- submit to the trade unions the renewal for three years – following new legal provisions – of the agreement mentioned above;
- conduct an international study on a policy supporting the disabled;
- develop its partnership with France's leading business and engineering schools specialized in courses on powertrain and vehicle engineering in order to encourage sourcing;
- introduce special modules to raise awareness on disablement, for managers and employees working with disabled people;
- implement a procedure that allows persons with reduced mobility and/or hearing deficiencies to participate in a production internship enabling them to learn more about the company.

PROMOTING INITIATIVE AND CREATIVITY

Renault continued its commitment to promoting initiative and creativity across the whole Group. For Renault s.a.s., a labor agreement on the promotion of initiative and creativity was extended in 2005 until the end of 2006.

The 2005 Initiative and Creativity Program continued to expand by:

- improving the professionalism of the support network;
- intensifying efforts to establish a stronger foothold in engineering, support functions and sales activities that resulted in the new "ICP On Line" tool designed for online management of ideas. Staff who made the suggestions are now able to track the state of progress of the program in real time;
- carefully processing ideas for progress in industrial activities;
- supporting the international expansion of the initiative.

The 2005 Annual Initiative and Creativity Convention was an opportunity for senior management to reward employees who made the best suggestions in 2004 and to present a range of managerial approaches stimulating collaborative innovation. Similar initiatives were organized in most sites.

In 2005 Renault:

- registered 5.9 "concrete suggestions for progress" per person per year (5.03 for Renault s.a.s.);
- achieved a participation rate of 75% (69% for Renault s.a.s.);
- processed each "concrete suggestion for progress" in 3.4 months on average (3.8 months for Renault s.a.s.);
- made savings of €42.5 million in their first year of application (€31.5 million for Renault s.a.s.).

Consolidated data for Renault s.a.s. and its European industrial subsidiaries

In 2006 Renault plans to extend "ICP On Line" to all employees working in the Paris region and to pursue the international development of the initiative by setting up the BPU personnel database in Spain.

REMUNERATION AND PROFIT-SHARING ✦

Renault is committed to developing a remuneration policy designed to motivate employees. Management and staff representatives signed a pay agreement for Renault s.a.s. on February 14, 2005 that includes an overall pay increase for production workers and non-managerial staff of 4.65% for 2005, compared with an annual inflation rate (excluding tobacco) of 1.6% at end-December. These measures include an overall rise in pay of 2.1%, individual pay rises and promotions of 1.6%, a 0.2% seniority-related rise and the inclusion of a 0.7% bonus in basic pay. The agreement also includes an increase in value of bonuses for outstanding service.

At Renault s.a.s., the company is developing a profit-sharing policy with two separate components: a share in the profits and a performance bonus at each site. The subsidiaries have also signed profit-sharing agreements.

In the past five years, profit-sharing and performance-related bonuses at Renault s.a.s. totaled the following amounts:

Year	€ million
2001	88.1
2002	149.75
2003	182.75
2004	236.64
2005	**217.59**(1)

(1) Including share in 2005 profits of €184.07 million and 2005 performance-related bonus of €33.52 million.

In 2005 a new profit-sharing agreement was negotiated for 2005, 2006 and 2007. As was the case for 2004, the agreement provides for the distribution of 6% of Renault's consolidated net income to the employees of Renault s.a.s., after correction of any extraordinary factors related to Nissan. In order to improve the distribution of profits, the same benchmark is now used to calculate the individual entitlements of all staff categories (gross annual salary declared to the national health insurance authorities). The principle of a minimum annual salary benchmark continues to apply. This amount has been increased to €52,200 for 2005.

EMPLOYEE SHARE OWNERSHIP AND THE RENAULT COMPANY SAVINGS PLAN

Renault operates a company savings scheme based on voluntary membership of affiliates that were more than 50%-owned on June 25, 2003. The company savings plan is composed of four employee savings funds (company shares, diversified equities, bonds and money market instruments) that accept top-up payments from investors, and 10 profit-sharing funds invested in the company's shares (Renault share ISIN code FR0000131906) used in the last three employee share offerings and not available for top-up payments by employees. On January 2, 2005 a fifth fund, Fructi ISR Performance, was made available for top-up payments by employees. The stocks in the portfolio are selected on the basis of socially responsible investment criteria (employment policies, working conditions, compliance with pollution standards, corporate governance).

Bonus shares issued as part of the 2003 employee shareholder operation were allocated on September 20, increasing employee interest in Renault's capital from 3.30% to 3.65%.

In 2005 total payments into the company savings plan rose 63.5% compared with 2004 to €52 million, of which 91.2% in the form of profit-sharing bonuses. The total value of the company savings plan at December 31, 2005 stood at €872.87 million.

The following data relate to the Group:

	Composition of fund	Number of investors at 31/12/05	Assets (€ million)	2005 performance %
Actions Renault[1][4]	Almost 100% Renault shares	58,765	438.50	12.39%
Actions Renault 2003[1]	Almost 100% Renault shares	29,227	121.42	12.26%
Renault Shares[2]	Almost 100% Renault shares	13,767	120.32	12.24%
Renault Italia[3]	Almost 100% Renault shares	300	2.35	12.24%
ISR Performance	100% European equities	2,238	7.55	23.85%
Renault Equilibre[4]	50% French/foreign equities	13,746	111.93	14.16%
Renault Prudence[4]	95% diversified bonds	10,400	67.27	3.50%
Fructi-Sécurité[4]	100% money market	1,212	3.53	1.53%

(1) "Actions Renault" savings fund for French tax residents.

(2) "Renault Shares" savings fund for tax residents outside France and Italy.

(3) "Renault Italia" savings fund for Italian tax residents.

(4) Fund to which top-up payments can be made throughout the year.

INTERNAL INFORMATION

Renault communicates with its employees on a continuous basis about the company's situation, strategy and objectives in all areas: Renault-Nissan Alliance, new products, industrial and commercial activity, motor racing events, financial results and Human Resources policy. *Global*, the international magazine for company personnel (circulation: nearly 120,000), has four local editions alongside the French and English editions. Videostreaming – short films broadcast over the intranet – was introduced in 2004 and continued in 2005. Increased use was also made of the range of possibilities offered by emerging information technology, such as animated sequences.

The dual-language intranet, which has some 60,000 terminals connected worldwide, is used continuously to transmit in-house news bulletins, news briefs and videos on all topics of current interest. In addition, communications kits are produced for management so they can keep employees informed of events within the company and issues relating to Group strategy.

In 2005 Renault conducted its annual international in-house survey to measure how the company is perceived by its employees around the world. This survey, subcontracted to an independent consultancy, consists mainly of questions relating to image, management, working conditions and labor relations. In 2004 the survey covered 12,868 employees in 14 countries.

DEVELOPING DIALOGUE BETWEEN EMPLOYEES AND MANAGEMENT ◆

Renault promotes constant and responsible dialogue between management and labor at all levels of the company, which takes into account the technical, economic and social changes stemming from the implementation of its strategy.

Consequently, Renault takes all the steps necessary to establish a clear and sincere dialogue with its employees and their representatives that encourages negotiation as a means of taking decisions as close to the field as possible, preparing for change and managing change under the best possible conditions.

In October 2005 a Group-wide policy for relations with staff representatives was defined to make sure that Renault assumes this responsibility in every country where it does business. The policy reflects the Declaration of Employees' Fundamental Rights that was signed on October 12, 2004 and confirms the Group's strong commitment to staff representation.

In 2005 dialogue between employees and management continued apace with the new staff representation organizations (Renault Group Works Council and Central Works Council), pursuant to the agreements governing the organizations' operating procedures.

Formed by unanimous agreement on October 27, 2000 the Renault Group Works Council is the employees' representative body at overall Group level. Its role is to ensure balanced dialogue between management and labor on the Group situation and strategy, and on transnational developments. It is composed of 37 representatives from 17 countries from Renault's majority-owned subsidiaries in the European Union, as well as in Brazil, Argentina, Korea, Romania, Slovenia and Turkey. In 2005 the Renault Group Works Council held one plenary meeting and the eight-member select committee met on seven occasions.

The Renault s.a.s. Works Council met six times and the bureau held nine meetings.

In 2005 11 agreements were signed at Renault s.a.s. on issues such as pay, profit-sharing (see page 67), housing loans to staff, the promotion of initiative and creativity (see page 66), disabled employees (see page 66), conditions applying to the use of the Renault intranet by staff representation organizations, staff representation and employee relations, the Group Works Council and the Central Works Council.

2.3 Environmental performance

2.3.1 Environmental challenges ✦

Renault's environment policy addresses the environmental challenges facing our planet that relate specifically to the automotive industry (see renault.com e1). Right click on the "see renault.com e..." to open hypertext links in Chapter 2.3 and to access additional information on the www.renault.com website.

2.3.1.1 Two global challenges: energy resources and climate change

The use of fossil fuels raises two challenges for the automotive industry: the depletion of non-renewable resources and the release of CO_2, a greenhouse gas, into the atmosphere.

Work must begin now to reduce reliance on conventional fuels (non-renewable resources), since the automobile timescale is long – renewal of a product range takes between 10 and 12 years and vehicle service life is 15 years on average – and the development cost of new technologies takes several decades to recoup.

It will be many years before alternative solutions, such as biomass, hydrogen, electricity or gas, are able to cover all the needs specific to each market, from manufacturing to the end user, via storage and transportation. As a result, Renault considers that it must move forward in three areas: significantly reduce the fuel consumption of traditional engines, release new fuels on the market (flex-fuel in Brazil, natural gas in Iran, etc.), and pursue research and development programs on alternative fuels.

Beyond the scope of Renault's business and products, these issues extend upstream to the environmental impact of the supply chain and downstream to the recycling process.

2.3.1.2 Mobility and air quality in the city

The problem of local pollution from vehicle emissions should be practically resolved by the end of the decade in industrialized countries, as older vehicles are gradually replaced. Pollutant emissions have been decreasing since the 1970s.

Scientific research to study different pollutants, and their properties and effects – on public health in particular – must be encouraged and supported. This will pave the way for future technological developments.

There are many types of urban environment, and cars play a variety of roles in satisfying mobility requirements. In its quest to improve quality of life in the city, Renault is addressing new challenges. In the short term, safety, noise abatement and driver assistance are key components of the product offering. Over the longer term, new forms of mobility combining cars with other means of transport, development of alternative urban vehicles, new services and new navigation systems should help to achieve an acceptable trade-off between the automobile and the urban environment.

2.3.1.3 Reducing waste volumes and waste recycling

Reducing the volume of waste and recycling are major environmental challenges. This involves reducing the use of raw materials and conserving the natural environment to lessen the impact on water, air and biodiversity. This concerns not only waste from manufacturing but also end-of-life products. The expansion of recycling and other forms of re-use is crucial.

The development of new recycling operations and new materials is a complex process involving numerous players, against a backdrop of diverse natural environments and policies in different countries of the world. Each time a new product or manufacturing process is introduced, efforts are made to include recycling.

2.3.1.4 Returning the environment to a satisfactory state

Pollution of the soil, underground water tables and rivers needs to be reduced in some industrialized regions. Much can be achieved by preventing pollution of water sources by human activity. However, we must also perform remediation, i.e. treat soils and underground water tables to remove past pollution when it is potentially hazardous.

2.3.1.5 Water resources

Water is a finite resource that is unevenly distributed over the earth's surface. Water reserves vary with climatic conditions and the volume of household, farm and industrial wastewater.

The company is committed to reducing water consumption at every level, for both household use and in industrial processes. The second aim of the policy to conserve resources and limit environmental impact is to reduce wastewater, by taking action as close as possible to the pollution source, implementing recycling, optimizing treatment and installing containment barriers to prevent accidental pollution.

✦ Global Reporting Initiative (GRI) Directives

2.3.2 Environmental indicators

Today, Renault has reliable environmental indicators for its industrial activities and product use, recognized in the company's accounts. Supplier chain impacts are starting to be monitored through external databases. It will take several years to inventory the life cycle of our suppliers' processes. The environmental impact of ELV recycling has not yet been evaluated, but the weight of each material used in a vehicle is inventoried in compliance with European regulations.

2.3.2.1 Energy resources and CO_2 emissions

LIFE CYCLE ✦

In 2004 Renault conducted its first life-cycle analysis on Scénic II, which measured the amount of CO_2 emissions at every stage in the vehicle's life cycle.

ANALYSIS OF SCÉNIC II LIFE CYCLE


31 tons
30
20
10
0
Vehicle manufacturing
Fuel production
Vehicle use
End-of-life
Total

MANUFACTURING

Logistics

To increase environmental knowledge and explore new ideas for progress, joint working groups were set up by Renault and supplier logistics and distribution carriers with the aim of implementing action plans to reduce emissions of greenhouse gases and pollutants. ✦

Energy consumption ✦

An energy saving plan is being pursued in partnership with Renault's suppliers. It is focused on research and efforts to widely apply best practices from various industrial projects. The aim is to:

- integrate energy consumption into equipment design and purchasing criteria;
- improve energy efficiency by using gas as close as possible to the industrial process to limit losses on networks of heat transfer fluids and by installing measuring and monitoring systems as close as possible to facilities (lowering the temperature by 1 degree cuts annual consumption by 7%);
- reduce consumption outside manufacturing, through strictly scheduled periods for maintenance and cleaning, as well as during manufacturing, through actions to optimize settings, regulation and operating cycles;
- improve products, particularly paint products, to lower the temperature required for their application and use.

These actions have all helped reduce consumption per vehicle by 25% between 1996 and 2005, even though they have introduced some processes that are more energy-intensive. This is due to the greater complexity of the products manufactured (e.g. machining) or to the introduction of processes for reducing environmental impact, such as water-based paints and air treatment systems.

ENERGY CONSUMPTION FROM 1996 TO 2005 (MWH/VEHICLE)*


3.28
2.89
2.42
2.38
2.35
2.43
2.63
2.63
2.50
2.45
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

* *The reporting scope in 2005 includes production, logistics and engineering sites (see table in chapter 10.3.2).*

Greenhouse gases ✦

In 2003, recognizing the impact of its activities on greenhouse gas emissions, Renault made an inventory of greenhouse gas sources at all production, logistics and office sites included in the scope of environmental reporting, and reviewed its reporting system with the assistance of an independent organization. Renault's reporting system is compliant with the French EPE (Entreprises Pour l'Environnement) standard for greenhouse gas inventories, which guarantees the reliability of the results (see renault.com e2).

Renault is implementing a three-pronged strategy for cutting greenhouse emissions from its industrial sites: ✦

- increase energy efficiency;
- reduce energy consumption;
- change fuels.

These actions are included in the site management plans, so that targets can be set for future vehicle projects (see renault.com e3).

Since 2003, total direct emissions of greenhouse gases have decreased from 755 GteqCO_2 to 753 GteqCO_2 in 2005.

Twelve industrial sites in the Renault group have joined the new EU Emissions Trading Scheme. Renault has opted to manage all its emissions allowances with a single broker in order to increase efficiency and prepare joint action for progress at all its industrial sites around the world.

BREAKDOWN OF GREENHOUSE GAS EMISSIONS IN 2005 BY SOURCE TYPE ✦


3%
Engine, gearbox and vehicle trials on the test track
90%
Combustion of fossil fuels
7%
Filling manufactured vehicles' air-conditioning systems with refrigerants

CAR USE ✦

The automated manual transmission on Master 2.5 dCi and Trafic 2.5 dCi has cut fuel consumption by 8% and 9% respectively over the NEDC cycle.

Some Renault vehicles are equipped with a six-speed gearbox, which significantly reduces fuel consumption on highways.

In 2005, Renault sold 3,097 dual-fuel LPG (liquefied petroleum gas) vehicles and launched the new Clio, posting strong results in terms of CO_2 emissions, with the transition to Euro4, a five-star rating in Euro NCAP crash tests and the roomiest cabin. For example, Clio III 63kW 1.5 dCi emits 117g of CO_2 per kilometer over the NEDC cycle.

Today Renault is among the top three carmakers in Europe in terms of CO_2 emissions and fuel consumption. The most recent figure for average CO_2 emissions is 147.6g/km for Renault, compared with 159.6g/km for the average for the Association of European Automobile Manufacturers (ACEA), 168.7g/km for the Japan Automobile Manufacturers Association (JAMA) and 168.9g/km for the Korea Automobile Manufacturers Association (KAMA) (see chart in Chapter 3.4, page 106).

Compared with the European market, where 28% of sales are below 140g of CO_2/km and 18% below 120g/km, 42% of Renault sales are below 140g/km. In 1998, carmakers made a commitment to the European Commission to bring average emissions down to 140g of CO_2/km for total cars on the road, i.e. 25% lower than in 1995. The rating varies with the breakdown of sales. Negotiations are in progress to reach a new target of 120g of CO_2/km by 2012.

To achieve these results, Renault has applied three methods:

Method 1 involves optimizing all the vehicle parameters that have an effect on fuel consumption and CO_2 emissions for each project:

- vehicle: careful management of vehicle weight, reducing aerodynamic resistance and road noise, and reducing consumption of accessories such as power steering and climate control in order to manage electrical energy more efficiently: for example, Clio III's Cd was brought down from 0.350 to 0.342;
- engine: improving efficiency and reducing friction for the whole engine, expanding use of multivalves, installing smaller turbochargers on diesel and gasoline engines, extending the sixth gear on manual gearboxes and introducing five- and six-speed automatic transmissions and Continuously Variable Transmission (CVT).

Method 2 consists in continuing to release alternative fuel vehicles on the market. After the LPG car, new fuels are being launched in the range in accordance with the specific features of each region, the available infrastructure for the distribution of each type of fuel, and customers' habits.

Ethanol

Renault already offers its customers in Brazil a broad range of vehicles with ethanol engines. Use of these vehicles might soon be extended to other countries.

Diester

In Europe today, ordinary diesel only contains a tiny amount of biofuel. The fuel industry is not yet prepared to go further. Tests in progress with fleet customers confirm that the amount of biofuel in diesel can be increased. Further tests need to be performed to determine the maximum biofuel content.

Natural Gas for Vehicles (NGV)

In Europe, Kangoo, Clio and Scénic are available in NGV versions. A natural gas Logan will be developed for the Iranian market. Renault is working with fleet customers to increase the number of NGVs on the road, by making them refuelable with household gas.

Method 3 is ongoing research. This requires an understanding of how all greenhouse gases behave over a full life cycle. New technologies are tested to measure their environmental impact and make progress.

Renault and Nissan are working on a large range of technologies (such as hybrids and fuel cells), as well as on biofuels.

The timing of the introduction of new fuels into the range will depend on market demand and local consumers' purchasing power.

✦ Global Reporting Initiative (GRI) Directives

2.3.2.2 Air quality

MANUFACTURING

Volatile Organic Compounds

The Volatile Organic Compounds (VOCs) released by solvents used in paint shops are the major source of atmospheric emissions generated by Renault's activities. They have been reduced as a result of joint action involving major investment or managerial action (see renault.com e4):

- improve the efficiency of air treatment equipment via an equipment modernization plan;
- make technological developments with the introduction of water-based processes (see renault.com e5);
- limit consumption of solvent-based products to reduce VOCs at source; day-to-day progress actions have been introduced at every plant, supported by cross-functional best practices across plants, engineering sites and functions;

Renault has introduced emission monitoring procedures, which are now applied at all sites across the world.

VOC emissions dropped from 13kg per vehicle produced in 1988 to 5kg per vehicle at end-2005. ✦

Action at the Maubeuge site: a 10% reduction in VOCs by using color batches

To cut VOC emissions, Maubeuge Carrosserie Automobile (MCA) opted to schedule long color batches in close collaboration with Logistics. With longer color batches, facilities do not have to be purged as often to change the color and fewer VOCs are emitted. The impact on the plant's VOC emissions is highly positive since MCA was able to reduce VOCs by 450g per vehicle, which is a decrease of nearly 10% in one year.

Combustion emissions of SO_2 and NO_x ✦

A reduction in sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions is being achieved by replacing oil with natural gas. After switching to gas, many plants are pursuing their progress plan by installing boilers with burners that emit less NO_x.

Since 2003, SO_2 and NO_x emissions have been evaluated by taking into account the type of combustion, not only boilers with power above 20MW. Between 2003 and 2005, SO_2 emissions were reduced by 47% and NO_x emissions by 9%.

USE

As of January 1, 2005, the Euro4 standard applies to every new model marketed. More broadly, all vehicles released on the market after January 2006 will have to comply with Euro4. The new standard requires a reduction of almost 50% in car emissions in relation to Euro3. For the international market, Renault is adapting the technical specifications of its powertrains to suit local conditions in the countries where it operates (fuel quality, climate, dust, etc.). In general, Renault amply complies with local regulatory requirements, since most versions sold are Euro3.

Efforts continued in 2005, particularly a gradual introduction into Renault's ranges of vehicles equipped with new technologies (catalytic particulate filter, new-generation common rail, etc.).

In 2005, Renault fitted all its diesel passenger cars and light commercial vehicles with a new-generation particulate filter to meet the Euro4 emission standard. The new filter stores the particles emitted by the engine and regenerates them automatically. This "periodic-regeneration" filter is additive-free.

Post-treatment is not the only aim. It is also important to improve combustion through new generations of common rail, which produce a finer mist of fuel and higher injection pressure. The development of new exhaust gas recirculation (EGR) valves will also reduce the temperature in the combustion chamber. For example, on the gasoline-engined Clio III, an onboard diagnostic system guarantees the ongoing efficiency of emission control equipment.

2.3.2.3 Noise ✦

Several years ago, Renault set a highly ambitious target of 71dB(A) of external noise for its new vehicles. This has required major noise-reduction measures to:

- reduce mechanical play, minimize engine inertia and increase the stiffness and sound absorption of vibrating panels (glass, body panels and exhaust system);
- limit noise propagation with the aid of filters, silencers, screening and soundproofing;
- adapt materials and redesign components (duct aerodynamics, tire tread pattern) to minimize their impact in terms of noise.

In 2005, according to engine, Clio III joined the club of vehicles with 3dB(A) lower than the regulatory requirement of 74dB(A), alongside Vel Satis, Espace, Laguna, Mégane and Modus. This corresponds to a 50% reduction in noise intensity compared with Clio II. Special care was taken with the vehicle structure to filter out noise generated by the engine and transmission system.

2

2.3.2.4 Waste

MANUFACTURING

Since 1995 continuous progress has been achieved in reducing waste volume, characterizing the types of waste produced and enhancing the reliability of treatment and recycling processes.

Reducing waste volumes

Between 1998 and 2005, the volume of waste per vehicle rose by 6% for ordinary industrial waste and declined by 29% for hazardous industrial waste at manufacturing, logistics and engineering sites. The increase in ordinary industrial waste per vehicle produced was mainly due to the inclusion of new international sites, including Dacia, RSM and Medellin.

Improving the operational efficiency of each function (stamping, body assembly, painting, etc.) has reduced the amount of waste generated by the various processes.

The environment working group for painting

A working group on reduction at source of waste from the painting process was set up in 2005. The group consists of employees from the painting function, environmental experts and waste management partners of the Renault group. A diagnosis of solvent-based and water-based paint booths at two body assembly sites identified areas for improvement on water consumption, reagent consumption and maintenance of the paint pits with a view to reducing the frequency of draining and sludge filtration.

Recycling of products used in the industrial processes extends their usable life: for example, by dehydrating swarf used in the machining process in powertrain plants, hydrocarbons can be recovered for reuse in the industrial process.

Two actions are in progress to reduce packaging waste:

- involvement of logistics in the high-performance workstation-programmed logistics (L3P) policy (see renault.com e5);
- setting environmental targets for projects.

The amount of packaging waste per vehicle fell by 54% between 1996 and 2005 at body assembly plants in the EU. Monitoring packaging waste requires different approaches in EU plants and plants in other countries. Most of the plants outside the EU do not stamp their own parts and therefore import large volumes of bulky stamped parts from other plants. Importing these parts generates additional packaging volumes. This effect is magnified by the diversification of suppliers of first-fit parts, which is not always compatible with a pulled-flow policy on durable packaging.

DECREASE IN PACKAGING WASTE PER VEHICLE FROM 1996 TO 2005 (BODY ASSEMBLY PLANTS IN THE EU) ✦


(in kg per vehicle)
30
20
10
0
28
26
22
18
18
16
16
16.6
12.9
12.8
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Optimizing waste treatment ✦

Renault is in favor of implementing a global waste management system with a single partner (Veolia Environnement or Sita Solving) with recognized expertise for each site. This partnership, implemented at many plants, is optimizing the implementation of progress plans, ensuring secure waste management service provision and making treatment processes more dependable.

Packaging waste recovery in Douai

The plant in Douai strongly increased recovery of packaging waste by improving sorting: some 2,000 operators were trained over an eight-month period and new, more practical containers were introduced. This was achieved by the combined efforts of the plant's environment teams, manufacturing departments and the waste management partner. Excellent results were recorded with, in particular, a 27% increase in packaging recovery. The process will be deployed at the Flins plant in 2006.

DESTINATION OF WASTE IN 2005


80%
Level 1:
recycling or recovery
3%
Level 2:
treatment or pretreatment
prior to disposal
17%
Level 3:
storage in a
specialized center

Renault's policy is also applied in countries where waste treatment plants are lacking. Dacia has its own landfill site for hazardous waste, and it treats leachates in a physical-chemical and biological plant, which has been upgraded to comply with European standards. The policies applied in these countries for waste categorization, intermediate storage in protected areas and waste flow management now meet the same standards as those applied in all Renault plants.

✦ Global Reporting Initiative (GRI) Directives

USE

Use-phase waste is generated by the commercial activities of vehicle maintenance and repair. Renault cannot quantify this waste single-handedly, but is involved in local and regional actions to establish indicators.

In France, the Sales & Marketing Department assists the network by proposing a panel of national service providers for waste collection and treatment.

Renault has selected Autoeco.com to help the network to monitor the volume and traceability of its waste.

In France, Renault also partners the CNPA in the "Environment Challenge" and ADEME in the "Clean Oil and Grease Operation", which are national actions to support the policy of global waste management and continuous improvement.

END-OF-LIFE VEHICLES ✦

Renault's commitment to the operational implementation of new recycling processes for end-of-life vehicles (ELVs), combined with the development of in-house eco-design processes, has enabled Renault to set a use target of 50kg of recycled plastic in its cars by 2015. The lower content of recycled plastic in Clio III compared with Modus (12kg versus 18kg) is mainly due to the as yet limited scope for using recycled plastic. In 2005, Clio III achieved the following results: a full 95% of the vehicle by weight is recoverable, while 12kg of recycled plastics out of 165kg and 10kg of renewable materials are used to build it.

2.3.2.5 Protecting the environment: soil and water tables

Pollution from the past can potentially come into contact with people and the natural environment through the soil and water tables. Renault has therefore implemented a policy to prevent pollution of the soil and water tables and decides on specific management strategies when there is suspicion of past pollution. In some cases, if environmental or health hazards are identified, remediation of pollution is decided. Management of past pollution of the subsoil is based on an assessment of the state of the environment and aims to reach the best trade-off between impacts and uses. The sustainable development section of the website (see renault.com e6) contains a description of the approach used and explains the rehabilitation of the two main worksites: Boulogne-Billancourt in France and Dacia in Romania.

All the sites in which Renault has a majority interest are managed.

Renault's know-how in the field is recognized nationally: a specialist from Renault was appointed by the French Ministry for the Environment and Sustainable Development to the group of French experts on site and soil pollution.

Renault's prevention strategy is based on a detailed environmental assessment of potentially hazardous facilities and sites designed to identify and schedule upgrades by order of priority. An indicator monitors implementation of the strategy. To date, it has been deployed in 75% of plants. All the sites will be assessed by 2008.

Preventing soil pollution in Ruitz

After the leaders of the Basic Work Teams (BWTs) were trained in late February 2005, the prevention strategy on soil pollution was deployed in sections of the plant from March 2005. The target of a one-third reduction in equipment considered unsatisfactory in terms of prevention of soil pollution was set for the plant and broken down into objectives for each BWT.

2.3.2.6 Water resources

MANUFACTURING

Water consumption

WATER CONSUMPTION AND VEHICLE PRODUCTION FROM 1996 TO 2005 ✦


Production
Water consumption
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
30,000,000
24,000,000
18,000,000
12,000,000
6,000,000
1996
1997
1999
1999
2000
2001
2002
2003
2004
2005

The Group's total water consumption fell 31% between 1996 and 2005, despite the rise in vehicle production.

The main reduction actions in progress in the Group are to (see renault.com e7):

- raise personnel awareness day-to-day and systemically search for leaks in the water distribution system;
- develop less water-intensive processes: surface treatment that consumes less water and closed-circuit cooling towers;
- recycle water consumed.

2

Emissions to water

LIQUID WASTE FROM PLANTS FROM 1996 TO 2005 ✦


SS (kg/day)
OM (kg/day)
METALS (kg/day)
kg/day
6,000
4,000
2,000
0
kg/day
100
50
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

SS (Suspended Solids): waste in suspension declined by 52% between 1996 and 2005.

OM (Organic Matter): organic matter declined by 45% between 1996 and 2005.

Toxic metals: heavy metal discharges decreased 44% between 1996 and 2005. The indicator used by Renault is the quantity of metals expressed as a mass multiplied by a factor that represents the level of toxicity (arsenic 10, cadmium 50, copper 5, mercury 50, nickel 5, lead 10, zinc 1).

Each site's industrial management plan includes a policy aimed at generating savings and reducing the pollutant load of discharges. The goal is to increase process efficiency by:

- optimizing wastewater treatment methods: 66% of Renault facilities are equipped with their own physical-chemical treatment plants. Operated on a quality assurance basis, many of these employ the latest technologies. Innovative biological denaturing techniques (membrane bioreactors) introduced at the Palencia, Douai and Batilly sites are more efficient than traditional processes;
- reducing or recycling active products: the powertrain processes were the first to centralize equipment, both for machining and washing of parts. This centralization allowed the introduction of treatments at source such as centrifugation and ultrafiltration that make it possible to recycle water and active matter. Today, most of the powertrain sites have implemented this technology. Better water quality and rational management of baths at all sites has reduced industrial waste and optimized recycling of active matter. Micro-pulverization is being developed for machining, to reduce the amount of lubricants used;
- treating pollution at source: the "zero liquid waste" policy implemented on an experimental basis in 1997 at the STA site in Ruitz (France), followed by the engine plant in Curitiba (Brazil), is being rolled out to all the powertrain sites;
- preventing accidental pollution by setting up containment tanks.

2.3.3 Cross-cutting environmental management ✦

2.3.3.1 Network organization

The focal areas of Renault's environment policy, included since 2002 in the broader commitment to sustainable development, are debated and decided at the Group Executive Committee. The Strategic Environmental Planning Department is implementing this policy in the different sectors of the company.

The Vice President, Strategic Environmental Planning reports directly to the Executive Vice President, Plan, Product Planning and Programs. This new organization involves direct reporting to the President and CEO and highlights the cross-cutting importance of the environment.

The Strategic Environmental Planning Department has eight members responsible for setting strategic targets, implementing environmental policy in different sectors, consolidating problems and managing communications. It is supported by a network organization to incorporate environmental protection in all the environment-related functions. In 2005, more than 400 "network heads" and around 1,000 managers coordinated environmental knowledge. Expertise in several areas (energy, water, fuel, etc.) was identified and expanded with the aim of supporting the environment network. Renault's policy stresses shared collective guidelines for its functions. Authority for implementing and managing environmental policy for the Group as a whole and responsibility for operational management, which is shared between all the environment directors and every function, lies with the Executive Vice President, Plan, Product Planning and Programs.

The Vice President, Strategic Environmental Planning presents the company's strategy and action plan to the Group Executive Committee so that decisions are taken at the highest level.

2.3.3.2 Renault's environmental policy

Renault has defined five priorities for its environmental policy (see renault.com e8):

- preserve the natural heritage;
- eliminate or reduce environmental impacts;
- develop product and service offerings that are compatible with environmental protection;
- implement environmental management throughout the company and life cycle;
- organize communications on environmental issues.

2.3.3.3 Skills management

One of the features of the network is the spontaneous creation of cross-functional groups that explore new fields with new members who share their skills and expertise on environmental issues. In 2004 and 2005 groups were formed on air quality inside the vehicle, environmental management in the sales and marketing functions and country-by-country monitoring of the ELV Directive, paving the way for the future and introducing new "members" into the environment network.

The groups help identify and implement the environmental expertise required for certain functions. Within the Industrial System Performance Department, a unit dedicated to environmental protection and risk prevention comprises various experts (waste, soil, air, water, ISO 14001 management and fire hazard prevention) who assist the various Renault sites to adopt environmental best practices.

The Customer Requirements Department has several units responsible for vehicle validation that perform inspections on noise and CO_2 and pollutant emissions. The Sales & Marketing Department is organizing a network of experts in all countries for the implementation of ELV recycling.

Environmental protection is considered one of the fundamental "links" for the future in the "Skills 2010" project. Under the approach introduced in 2003, three levels of key competencies for the future have been identified: environmental expertise, transformation of some of the core automotive businesses, and the additional competencies of all the other functions.

Renault delivers and develops environmental training modules on a regular basis. These modules use games to simulate the participants' everyday experience as closely as possible to support the deployment of the environmental policy. Other modules are included in training specific to particular functions.

2.3.3.4 Consolidation and verification of data ✦

The scope at end-2005 covered most of the Automobile Division's industrial and support activities (design, development and logistics) in which the Group had a majority interest and over which it has operational control. In 2005 the environmental data was verified by the environment experts reporting to the Renault group's Statutory Auditors. These verifications also make it easier to recognize environmental data in the financial statements and improve them regularly.

Environmental information relating to automobile products is governed by standards or regulations, stipulated in the approvals required for releasing a product. These cover fuel consumption, CO_2 emissions, pollutant emissions, noise and safety requirements. As part of the same process, automakers worked with the European authorities to agree on a regulatory percentage of vehicle weight that must be recyclable after December 15, 2008.

This information can be found in "Supplementary Information", Chapter 10.3.

There is no process for consolidating waste from all of Renault's sales subsidiaries yet. However, each subsidiary performs a quantified environmental impact survey as a basis for its environmental management.

2.3.3.5 Environment during the life cycle ✦

For several years Renault has been making precise measurements of the environmental flows in its vehicle manufacturing phase and use phase. Flows on other life-cycle phases such as extraction of raw materials, production of materials and treatment of ELVs are still at the stage of estimates. Complete and accurate knowledge of the environmental impact of vehicles over their life cycle is crucial for future decisions, particularly regarding vehicle design and development.

2

SCÉNIC LIFE-CYCLE INVENTORY ◆


0%
20%
40%
60%
80%
100%
Natural resource depletion potential
16%
2%
Water eutrophication potential
26%
62%
3%
Photochemical ozone creation potential
12%
35%
44%
Rain acidification potential
17%
71%
3%
Climate change potential
12%
13%
1%
Vehicle manufacturing
Fuel production
Vehicle use
End-of-life

In 2004 Renault implemented a tool for analyzing the life-cycle, which measures the environmental flows at every stage in a vehicle's life-cycle more fully and thus makes it possible to set more accurate progress targets for each vehicle.

The life-cycle analysis makes it easier to decide on the best trade-off between environmental impacts that are often contradictory: for example, between CO_2 and pollutant emissions, safety and weight, in the final decision on a product; or between the ELV phase and manufacturing at suppliers' in the process chain. This more accurate view of the life cycle will be used to confirm the priorities of environmental policy.

After Scénic II, finalized in 2004, Renault conducted life-cycle inventories on Modus, Clio II and Clio III. The results charts for five impacts will gradually be posted on www.renault.com. Absolute figures are not given because they have not been independently verified, which will be necessary in the future to guarantee the reliability of this information, which is difficult to collect and analyze.

2.3.3.6 Communications

One of the fundamental principles of Renault's sustainable development policy is regular progress in improving the quality and transparency of information and access for all audiences. Non-financial sustainable development data have been included in Renault's annual report since FY 2002.

On December 9, 2004, the Board of Statutory Auditors awarded Renault two prizes for the quality of its environmental and social information, at the fifth awards ceremony held at the Paris stock exchange building. The Group was awarded the prize for Best Sustainable Development Report and the Special Jury Prize for the company that provided the most relevant, useful information in its report. ◆

In 2005, Renault's Internet communication was upgraded by incorporating the sustainable development site into the Renault.com corporate website. Environmental communications entails explaining major environmental concerns over the life cycle and presenting environmental targets and progress site by site and vehicle by vehicle.

2.3.4 Integrating environmental management into the Group's organization and day-to-day actions

Supplier chain

1996: Packaging

2000: Reporting on substances and recycling, training

2004: Life-Cycle Inventory (LCI) external database

2005: Working groups launched

Manufacturing

Before 1995: Management of waste, water and energy

1995: Industrial environmental policy

2004: Global management with certified data

2005: Dacia ISO 14001 certified

Transportation

2004: Database on transportation and supply impacts

2005: Working groups launched to reduce environmental impacts of transportation

Use

Reduction of environmental impacts: atmospheric emissions, noise, recyclability, etc.

2004: Plan to deploy environmental management in sales subsidiaries

2005: Key account sales personnel trained

End-of-life

1995: Framework agreement

Since then, players concerned by recycling (carmakers, government bodies, breakers, etc.) have been working to achieve 85% recyclability in 2006 and 95% in 2015 in each country.

◆ Global Reporting Initiative (GRI) Directives

All Renault's functions are progressively being involved in environmental management. It is already relatively well structured in the manufacturing and design and development functions. The sales, marketing and purchasing functions are making promising progress. Renault Samsung Motors has already put a form of global management into practice. It obtained ISO 14001 multi-site certification for the manufacturing, vehicle development and sales functions.

2.3.4.1 Environmental management in the design and development phase

To effectively reduce pollutant flows generated in the different stages of the life cycle, it is important to start from product design and development, which is three to five years – depending on the innovations – before the car is released on the market.

In its development process, each new project better integrates choices of materials, fluid extractability, dismantling operations for recycling, pollutant emissions, fuel consumption, CO_2 emissions, outside noise and the environmental impact of product choices on industrial processes, while making plant workstations more ergonomic and improving occupant and pedestrian safety and vehicle affordability.

ECO-DESIGN OF INDUSTRIAL PROCESSES ✦

The projects are steered through industrialization contracts for each function that follow the guidelines of a quality assurance contract, with assistance from the support functions (energy, logistics, environment, socio-technical, etc.). Existing contractualization and validation documents are designed to ensure the visibility and traceability of projects (policy circular, industrial pre-contract per function, industrial contract per function, functional contract (including industrialization and "profitability indicators") and lastly technical agreements until desired performance is attained.

The M1 project in Cléon

In 1999, a powertrain process environment network of specialists from the function was formed at Renault. The aim of the network is to foster exchanges between the project and functional teams about the SESAM3 environmental process. A number of concrete applications have been found for the new Alliance engine, for example. All catch pits, tanks and pipes for collecting industrial fluids and swarf have been fitted with checkpoints for water tightness and a double lining. Care was taken to include water-tight flooring in the specifications. Individual outlet flows and specific filtration equipment were installed to limit atmospheric pollution by greasy vapor. Lastly, the zero liquid effluents policy was applied to the entire process. To achieve that target, storage was organized for polluted liquids and an evaporator installed so that evaporated water from industrial processes can be recycled.

ECO-DESIGN OF PRODUCTS ✦

Eco-design is a major development that involves not only Renault's own designers, but also the designers at component and materials suppliers. To implement this new and complex approach, the network of external experts has been broadened to include specialists who take part in the drafting of future standards, in exchange platforms for methodologies, in the construction of databases and prioritizing environmental impacts.

Eco-design in product development

Renault's logic is to integrate the environment into the usual development process. With each project launch, environmental advances tested on one vehicle can be applied to others. Some of these technological solutions can become technical policies.

Clio III illustrates Renault's commitment to improving its performance on reducing fuel consumption by integrating this concern right from the design and development phase.

Below are a few examples of specific action implemented to optimize aerodynamics and lower fuel consumption:

- on the front and sides of the vehicle, special attention was paid to the shape of the bumpers, windshield pillars (leading edge on the inside), hub caps (flat with little perforation) and door mirrors (the air drag ratings for the door mirrors are among the best in the segment);
- at the rear, to even out aerodynamic drag, the edge of the roof is inclined at the hatch lock;
- innovations were developed for the electronics system. The electric power steering goes into standby mode when no steering wheel action is detected, reducing mechanical loss via the standard hydraulic pump by 1.6Nm. As a result, consumption is reduced by 0.2l/100km over a standard cycle and 0.3l/100km over an urban cycle (compared with hydraulic power steering).

On November 29, 2005, France's Minister for the Environment and Sustainable Development awarded Renault second prize in the "Ecoproduct for Sustainable Development" category at the 2005 *Entreprises & Environnement* Awards. The prize distinguishes a product or service whose design incorporates sustainable development concerns: economic viability, social benefit and environmental gain. The 2005 award was for the dashboard of Modus. ✦

The dashboard contains 4kg of recycled material, one-half its total weight. This is more than is found in any other plastic component in the automotive industry. Renault's Vehicle Engineering Department and part manufacturer Visteon designed the part with help from recycling firm C2P in developing the special recycled material.

Altogether, Modus contains almost 18kg of recycled plastic in various parts of the vehicle, such as the wheel arch shields, the under-engine skidplate, the rear suspension and the spare wheel fairings.

In designing the dashboard, Renault and Visteon also made an effort to employ homogeneous materials (i.e. from the same chemical family) to simplify sorting and reuse as raw materials. Each part includes a written indication of the materials that went into making it.

2

Eco-design tools to facilitate progress

Renault is already looking to the future. Life-Cycle Inventory (LCI), developed in 2004, will enable the design and development functions to clarify their knowledge of the environmental impact of their functions and to seek innovative alternative solutions to ensure that progress in one stage in the life cycle does not take another stage backwards. LCI will interface with Ecorisques for the plants' environmental data, and with the supplier reporting system.

In 2004 Renault pursued its research on the target eco-design management system, particularly on the interface between vehicles' life-cycle analysis results (expertise that is not available to the thousands of designers in the automotive industry) and simple eco-design tools, such as the Eco Index, enabling any designer to evaluate and rank alternative solutions easily.

In 2005 the efficiency of this management system, dubbed PRO'ECO in-house, was tested. It will be deployed in accordance with progress on the vehicle life-cycle inventories and implementation of the purchasing plan.

Validating results

A wide selection of test models, simulations and databases is used to validate technical solutions by the personnel in charge of materials, pollutant emissions, fuel consumption and CO_2 emissions. They are used in the validation stages that make up the second half of the vehicle design and development process.

VEHICLE DESIGN AND DEVELOPMENT PROCESS


- How does the customer see his or her car four years from now?
- Customer surveys
- Competitor analysis
- Analyses of social trends
CUSTOMER EXPECTATIONS
Choice of concept
Translation of customers' expressions (e.g. comfort, performance, etc.) into vehicle characteristics (seats, engine, etc.)
DEFINITION OF TARGET
Specifications
COMPONENT DEVELOPMENT
The various engineering departments (engine, gearbox, body) develop the components and define manufacturing processes in collaboration with equipment suppliers
DIGITAL COMPUTATION
Sizing by computation of steel structure performance under crash conditions
Prototypes
REAL-LIFE TESTING
- Engine development on test benches
- Track and road tests (reliability, weather conditions, types of terrain)
CUSTOMER SATISFACTION
- Quality inspection during manufacture in plants
- Regular satisfaction surveys

Some results, particularly pollutant and CO_2 emissions, are used for vehicle approvals.

Supplier reports on the materials and substances used in parts delivered are tested in several ways:

- the Quality Assurance process implemented by Renault and Nissan;
- indicators on the quantitative monitoring of responses using a computer program that locates reports in the parts documentation system;
- two checks of a more qualitative nature when designers receive the parts and when the parts plans are signed.

Training in eco-design

Developed in 2000, CAP'ECO 2 is a product eco-design module. By end-2005, it had already been used to train 2,100 Renault engineers and technicians.

In 2002, a training program was set up to teach designers and aerodynamicists about the close relationship between design creativity (vehicle sketches, taut lines, etc.) and vehicles' environmental impacts. At end-2005, 100 people had been trained.

Renault's Automotive Engineering School was founded in 2001 in response to product developers' technical training needs. The results of the Skills Program will be used to design training modules specific to certain jobs and to introduce environmental messages into existing training modules.

Education in eco-design is not dispensed only through courses. The Customer Requirements Pilots assist with on-the-job training in environmental issues. Assisting the functional teams to integrate the environment requires considerable teaching skills and clear explanations. They ensure the application of CAP'ECO 2 at the workstations.

Communications ◆

The in-house magazines produced by the Technocentre and the engineering units at Light Commercial Vehicles and Powertrain Engineering contain articles on the environment.

In April 2005, a meeting with all the managers from Light Commercial Vehicle Engineering was an opportunity to share views on issues and Renault's strategic goals in response to them.

On April 22, 2005, all the trade unions signed a rider to the Renault Group Works Council agreement of April 4, 2003. Agreed for an indefinite period, the rider includes new provisions on council membership and operation. The Renault Group Works Council is a forum for broad industrial dialogue at international level. Members are informed of Group strategy, with particular reference to economic, financial, social and, in future, environmental aspects. On April 25, 2005, a special day was organized to present the key environmental issues facing automakers to members of the Renault Group Works Council.

◆ Global Reporting Initiative (GRI) Directives

2.3.4.2 Environmental management in the supplier chain ✦

Renault's strategy *vis-à-vis* its suppliers is founded on long-term relationships, the involvement of suppliers in projects at a very early stage of development, and the institution of a common language and common working methods.

The environment is an essential issue, requiring the involvement of the entire supplier chain. Since the end of the 1990s, Renault has sought to convey the importance of eco-design and life-cycle management to tier-one and lower-tier suppliers.

MAKING THE ENVIRONMENT PART OF THE SUPPLIER CHAIN

Reducing the environmental impact of packaging

In 1995, Renault introduced the Eco packaging index, which is applied to purchases of bought-out parts from suppliers, through documents including the Description of Logistics Conditions. Some 200 suppliers are trained to use it. Further progress has been made in plants, with the arrival of new projects.

Efforts continued in 2005 in order to reach our target of 5kg of packaging waste per vehicle for all body assembly plants the world over.

Controlling the substances contained in materials

With the Mégane II project, Renault began to build on the knowledge provided by the materials-substance analysis, and thus to gradually reduce the presence of hazardous substances in the vehicle. Efforts to cut heavy metal content have been stepped up to meet targets in the ELV Directive, which required Renault to ensure the compliance of delivered products.

SHARING ECO-DESIGN TOOLS

Eco-design tools such as the IRF and Eco Index are designed to assess and identify new avenues of progress. They play a valuable role and contribute to progress in Renault's day-to-day dialogue with supplier designers, particularly with a view to achieving the requirement of 95% recycling of ELVs set by Directive 2000/53/EC.

TRAINING

Since 2004, the Renault Institute has published a catalogue of its environmental training courses for parts manufacturers and small and medium-sized businesses in the automotive industry or other areas of industry.

COMMUNICATIONS

Renault takes part in conferences organized by the chambers of commerce and industry and by trade federations – such as those of the plastics and engineering industries. These opportunities to share experience help develop environmental awareness among small and medium-sized businesses and guide them towards enhanced environmental practices.

2.3.4.3 Environmental management in the production phase ✦

ORGANIZATION

Within each plant, the organizational structure is coordinated by steering committee meetings, and by an environmental manager whose role is to represent the plant manager. The manager's organizational team includes a number of environmental coordinators for the different plant sectors. Where necessary, coordinators may use the services of internal and/or external experts.

The management appoints technical experts specializing in each area (water, air, waste, etc.) to work with corporate services. These experts provide assistance, advice and guidance in the design and execution of projects related to the environment, and the prevention and management of industrial risks. They work with members of the network to assess the necessary resources and actions to be implemented.

Renault is appointing environmental managers for each engineering project and function in order to integrate environmental objectives right from the design of industrial processes and provide protection and prevention resources tailored to future installations.

PREVENTING INDUSTRIAL RISKS

Renault has no high-risk installations. Nevertheless, measures for the prevention of hazards such as fire, explosions, natural disasters and environmental risks are described in Chapter 6, "Risk management".

The Environmental Management System (EMS)

All the plants in the Renault group, regardless of their location, implement the principles of environmental management. New sites or recent acquisitions, such as Avtoframos (Russia) and Dacia (Romania) follow the same approach.

To make sure that the environment is taken into consideration in all activities with an impact on the environmental process at production plants, Renault has set up a program to integrate the environment in projects and plants, and to maintain a link between these two entities.

Environmental tools ✦

Managing environmental regulations involves setting up a watch to anticipate regulatory changes, checking all necessary authorizations or operating permits and ensuring compliance management.

International industrial sites take part in the approach developed by Renault to manage environmental regulations. They can rely on the support and experience of the Group in their efforts to introduce management practices that will enable them to continuously monitor, manage and anticipate changes to national, EU and international regulations.

In Europe, in particular, Renault could point to the harmonization of operating permits for industrial sites (IPPC Directive), and regulations on emissions of Volatile Organic Compounds, as well as to the introduction of greenhouse gas emission allowance trading as just a few examples of the benefits gained by sites through this coordinated approach.

SIGE is a spatial database, already in use, which will serve to collect, archive and analyze all environmental data. In the longer term, it will be used to model different types of pollution.

Ecorisques, an expert system, was set up in 1997. Its role is to identify the most significant environmental impacts and the danger potential of installations to be addressed as a priority in each plant's environmental action plan.

Chimrisk is the Renault group's sole chemical risk management database, for both health and the environment. It is associated with the www.quickfds.fr server to provide safety data files updated in different languages.

Day-to-day environmental management is optimized by introducing standards of best environmental practice, grouped in a dedicated documentation base.

Integrating the environment in projects

In powertrain activities, the rollout of environmental management in industrial projects is currently being validated. Integration covered 20 powertrain activities, spanning all aspects of industrial projects, from beginning to end. The process has been rolled out across the Powertrain Engineering Department. This structure makes sure that environmental issues are taken into consideration, in terms of both environmental compliance and efforts to reduce the environmental impacts of the Group's industrial activity. This approach is applied to all the projects undertaken at industrial sites. Each site makes a commitment to reaching a level of environmental performance comparable to that of a target plant within 10 years.

Studies are under way on extending the process to body assembly plants. Environmental managers have been appointed for all Body Engineering and Painting functions (stamping, body assembly, painting). This approach, integrated into day-to-day activities without creating extra work, is a guarantee of quality and profitability for the eco-design process. It is backed up by the necessary training of engineering teams. In 2005, painting staff underwent training.

Environmental management at plants

Setting up continuous improvement processes based on ISO 14001 ✦

Renault is pursuing a process of continuous improvement to achieve compliance, backed up by the skills and involvement of all its employees. The Group is implementing an environmental management system, for which it obtained its first ISO 14001 certifications in 1999.

Site by site, the process was implemented in several stages:

- initial environmental impact survey (including basic regulatory requirements);
- quantification and ranking of impacts depending on the specific site environment;
- setting of progress targets.

To achieve these targets, the Group defined the mode of organization and responsibilities of each site and introduced a document management process. At the same time, management committees at the different sites periodically assess their own management performance. Following these reviews, the committees draft a qualitative and quantitative report on environmental performance.

A total of 39 production or design sites, accounting for more than 90% of the Renault group's activity, have obtained certification based on this standard.

ISO 14001 certification at Dacia (Romania)

With assistance from the Romanian government and the Pitesti regional environmental agency, the Dacia plant initiated a five-year environmental upgrade plan for its facilities in 1999. To support the launch of Logan and the ramp-up in production, the plant's environmental management system is based on Renault's usual processes and procedures. In July 2005, Dacia received ISO 14001 certification, version 2004.

Placing the environment closer to the field thanks to the Renault Production Way

Day-to-day environmental management relies on dedicated tools for standardizing and building on best environmental practices. In order to integrate the principles of environmental management at grassroots level, in 2004 Renault decided to make its environmental standards part of the Renault Production Way (SPR). Reflecting this objective, each workstation at the Group's production sites respects a number of environmental requirements, linked to the work of the operators.

Defining the environmental requirements of each workstation is a three-stage process:

- engineering teams identify requirements relating to chemicals management and waste treatment, using a document referred to as the Process Operation Sheet (FOP);
- the site includes these requirements in the documentation for each workstation, in a summary document referred to as the Standard Operation Sheet (FOS);
- operators are trained to perform the actions set out in these documents.

In compliance with the SPR process, each unit manager must assess the compliance of each workstation every month. This check also applies to environmental requirements for chemicals management and waste sorting.

Today, project teams are systematically trained to apply environmental standards, and rollout is in progress across all Group sites.

Staying one step ahead with the environmental and risk management plan ✦

The environmental and risk management plan launched in 2002 describes how the industrial activities of each site are liable to evolve over the next 10 years, in line with its ecological sensitivity. Particular emphasis is placed on the arrival of new vehicle projects or the modification of plant facilities. The plan contributes to the dialogue between engineers, building planners and plants, by defining targets for reducing environmental impact at the earliest stage of project development. Plans are updated regularly.

✦ Global Reporting Initiative (GRI) Directives

This plan was first introduced at production sites in Western Europe. Since then, it has gradually been extended to other sites including, in 2005, Busan (South Korea), Santa Isabel (Argentina) and Dacia (Romania).

Data produced by management plans are used to set medium- and long-term targets for the function teams responsible for selecting manufacturing processes. The method developed facilitates decision-making to help sites identify their technical and managerial priorities, specify the expected results in collaboration with the function teams, and establish performance levels in relation to the competition.

In 2005, the plan was extended to office sites, in order to apply the same approach across the entire Renault group. The Saint-André-de-l'Eure and Lardy sites have started work on their environmental plan.

INSPECTION ✦

Renault has designed its own audit standards and associated tools. The environment network did not want to limit this process to ISO 14001 standards. The internal audit should make it possible to pursue the progress achieved at the sites and organize the Group's management. The standards serve in particular to inform plant managers about the state of their program and its implementation, as well as to ask for assistance from other functions to put appropriate measures into place. They also serve to harmonize communication with corporate or financial partners on environmental risks and performance.

The management system is evaluated by internal audits, referred to as "network audits". Audits were performed at all sites from 1999 and are continuing today. These audits seek to promote dialogue between environmental managers and to encourage consultation between different functions in order to identify solutions and improve performance.

TRAINING

CAP'ECO 1

The CAP'ECO 1 training module has been followed by plant personnel all over the world. It explains the environmental issues concerning body, powertrain and casting operations in relation to the local ecological context (urban, rural, etc.).

Training EMS internal auditors

The training followed by EMS internal auditors is based on three topics: the ISO 14001 standard, regulations, and the implementation of audits in the field. Open to all the members of the environment network, this training course promotes dialogue between the different network sites and functions, and develops multiskilling.

In 2005, nine new members of the environment network were trained in internal auditing, in line with the requirements of ISO 14001. A total of 70 network members have now received training in internal auditing.

Managing past subsoil pollution and implementing systematic prevention

A training plan on the prevention of soil pollution is being developed for all environmental managers as well as for the teams involved in the design, building and maintenance of installations. Moreover, in January 2004 Renault added a new teaching module to its website, providing users with information on environmentally sound methods for soil treatment and protection.

Training tailored to each site

Each site implements training tailored to its environmental context and progress targets.

Moreover, members of the environmental industrial network organize regular meetings to study a range of topics and clearly define priorities for the medium term. Cross-functional groups study these priority issues and exchange feedback on a daily basis using collaborative tools, as well as teleconferencing and audio-conferencing resources.

COMMUNICATIONS

Communicating with employees

Procedures are regularly coordinated across all industrial sites through meetings and dialogue, as well as twice-monthly in-house journals. All plants have a media area, where they can explain changes to the environmental management system, and the results achieved, to their personnel.

Set up in 1998, the "Gazette Environnement" magazine keeps all members of the environment network up-to-date on environmental issues and concerns within the Renault group.

Communicating with stakeholders

The information on sustainable development posted on the web attests to Renault's commitment, but cannot answer all environmental questions concerning individual sites. The sites have undertaken to publish environmental reports either on the Internet or in hard copy. Setting out the actions and detailed results of each site, the environmental report provides clear information and acts as a useful basis for dialogue between sites, personnel and local stakeholders, including residents, local councils, associations and government bodies.

In 2005, 25 sites published an environmental report. All reports can be viewed on Renault's website.

All ISO 14001 sites, on the current basis, will be posting environmental reports in 2007. ✦

Recognizing the performance of EMS ✦

On November 27, 2003 the Novo Mesto plant received the prize for the most environmentally responsible company, awarded by the Environmental Development Fund of the Republic of Slovenia.

On November 23, 2004, the Portuguese-French Chamber of Commerce and Industry awarded the Environmental prize and the Investment prize to the Cacia plant, over some 420 other companies. The plan set up by the plant to prevent soil pollution was recognized as an important tool, reflecting the company's responsible attitude and its efforts to pursue future development on a strong basis.

On June 5, 2004, Busan Metropolitan City in South Korea awarded its "Green Company" prize to Renault Samsung Motors, in recognition of its contribution in improving the environment for the local community. The plant has developed industrial processes that respect the environment involving, for example, limiting wastewater and air pollutants, and reusing waste heat.

On November 8, 2005 in France, the prefect of the Hauts-de-Seine department congratulated Renault on its transparent and professional

attitude during the decontamination work carried out at the Trapèze site in Boulogne-Billancourt.

As part of the collaboration agreement signed by the Turkish Ministry of Forests and the Environment and the Turkish Employers Federation (TISK), five companies in the region of Bursa have been chosen for their contribution to the environment, including Oyak-Renault. On May 25, 2005, this site received an award from the Turkish Ministry of Forests and the Environment in recognition of its efforts to promote environmental awareness.

Sharing Renault's know-how with outside partners ✦

To promote the UN's Global Compact among small and medium-sized firms, the DRIRE (regional departments of industry, research and the environment) in the Paris region have set up experimental programs with 14 small and medium-sized firms in the form of a club based on the principles set out in the UN's Global Compact.

This program is conducted in cooperation with leading engineering and business schools, industrial leaders (LVMH group and Veolia Environnement) and small and medium-sized Paris-based businesses working in different sectors. These entities have already implemented progress actions for the environment and made the concept of sustainable development part of their strategy and their daily practices.

The objectives are to promote multilateral exchanges of experience and best practices through the use of collaborative tools, visits to industrial sites and conferences, with a view to helping companies make real progress. The objective is to make the Global Compact known to as many companies as possible, in order to expand the club of 14 to 50 small and medium-sized companies by April 2006, all applying the principles of sustainable development.

2.3.4.4 Environmental management in the use phase

Life-cycle analysis studies frequently show that greenhouse gases account for around 80% of the environmental impact during the vehicle use phase. Renault may take action in a number of areas to reduce this figure: eco-design, driver behavior and sound ecological practices implemented by the sales network for sales and services activities.

EDUCATING CONSUMERS IN ECO-DRIVING

Renault is studying two possible lines of progress to promote eco-driving. The first is to design vehicles that help drivers cut fuel consumption, through onboard computers that provide real-time information on average consumption. Renault vehicles also feature a stress-free environment (comfort, acoustics, etc.) and safety equipment such as the tire pressure monitoring system, which detects low tire pressure. The second is to provide access to training in eco-driving.

Tips on eco-driving and vehicle maintenance can be found in all users' manuals.

A GREATER ROLE FOR ENVIRONMENTAL MANAGEMENT IN THE SALES AND MARKETING FUNCTION

The sales and marketing function is gradually becoming involved in environmental issues. A number of experiments have been conducted across Europe. The Spanish sales and marketing function, working with the Renault Institute, Compagnie d'Affrètement et de Transport (CAT) and local entities (subsidiaries and dealerships), has started a process to obtain ISO 14001 certification. In 2002, to support the implementation of logistics circuits for workshop waste, the distribution network in Spain designed and implemented training modules on CD-ROM for mechanics to demonstrate the management of waste and chemicals. With more than 150 dealerships certified, and a training plan set up for mechanics, the result is particularly remarkable.

In other countries, and particularly in France, a total of 21 sites have obtained ISO 14001 certification, often choosing to start the process themselves, with the assistance of the regions and Market Area France.

In 2004, following these trials, Renault decided to put in place an environment management system for the European primary network.

In 2005, Market Area France developed a complete process using instruments tailored to the needs of its distribution network (sensitivity indicator, environmental analysis structure, educational kit, training for managers) based on the experience acquired by Renault at its production sites. This process will be extended to the whole of France in 2006.

TRAINING

"Key Account" customers buying large vehicle fleets are starting to talk about environmental considerations in their purchases.

In 2005, Renault trained 68 key account sales and marketing managers to enable them to include information on sustainable development issues in their fleet proposals.

COMMUNICATIONS

In 2004, Renault produced a sales brochure on the theme of the environment in order to explain the company's environmental commitments and the different lines of progress. This brochure has been made available to the entire European distribution network for its customers. The environment is also present in the theme zones of sales outlets. The aim is to briefly present – in web form – the range of Renault vehicles and the different company functions, such as safety and the environment.

Environmental information is gradually being included in vehicle brochures and on Renault websites.

In 2005, the marketing function helped set up an organization to meet the needs of key account customers for their vehicle fleets. This included a sales brochure explaining Renault's environmental policy and special analyses in the areas of fuel consumption, pollutant emissions and road safety.

✦ Global Reporting Initiative (GRI) Directives

2.3.4.5 Environmental management at the end-of-life phase

In line with its long-standing commitment to recycling, Renault is setting up a new industrial system involving a wide range of European players who are able to meet the objectives set by regulations.

Renault has developed technical specifications and economic instruments to boost the recyclability of the parts and materials used in its new vehicles. The Group's suppliers are also committed to this continuous process. Their role is to develop reliable fluid extraction methods, enable fast and simple parts removal, and promote the use of recyclable materials. Renault sets targets for each new project. At the same time, it has developed quantification instruments such as the Index of Recyclability by Function (IRF), which is currently being rolled out with key suppliers.

Renault is pursuing a proactive policy aimed at using recycled polymers in new vehicles and thus contributing to the emergence and development of new operators and new treatment capacities in Europe. Renault's objective is to integrate 50kg of recycled polymers in new vehicles by 2015.

In application of European directives on banned substances, Renault has introduced systematic reporting concerning the components, materials and substances present in the parts and products of its vehicles.

Recycling operators and energy recovery firms can obtain information on methods of decontamination, disassembly and recycling on the www.idis2.com site.

At the end of 2005, a network of approved collection and treatment centers was set up for Renault vehicles across Europe. Information on this network will be sent to the last owners of end-of-life vehicles.

Renault is taking part in a Europe-wide research and development project in Europe concerning the sorting and recycling of ground waste, and technologies for recovering energy from waste. Renault's partners in this project are the Ecole Nationale des Arts et Métiers in Chambéry, the University of Delft, the RECORD association, and a few suppliers including Galloo Plastics and Rieter Automotive.

At the same time, Renault is actively contributing to the economic and regulatory performance of dismantling processes, through its leadership in the market of renewed and reconditioned parts.

2.4 Research and development policy

2.4.1 Introduction

The Automobile Division invests heavily in research and development to renew and broaden the range and provide the best standards of service to customers. R&D spending also aims to address the challenges facing the automotive industry, notably with regard to road safety and environmental issues. Renault's commitment to R&D is ongoing, and will take full advantage of synergies with Nissan wherever possible.

R&D EXPENDITURE (2005 SCOPE OF CONSOLIDATION)

	2005[2]	2004[2]	2003	2002
R&D expenses[1]	2,264	1,961	1,737	1,765
Group revenues	41,338	40,292	35,535	34,456
R&D spend ratio	5.50%	4.90%	4.9%	5.1%
Workforce	12,939	12,352	11,929	11,095
Patents	895	765	532	450

(1) Excluding the impact of IAS 38, which came into force in 2002, on the capitalization of development costs.
(2) IFRS.

R&D expenditure is fully incurred by the Automobile Division.

2.4.2. R&D highlights

The ultimate aim of R&D is to develop new vehicles and powertrains. 2005 was thus the year of Clio III and several new powertrains, starting with the M9R engine.

Clio III was developed in 28 months, the shortest vehicle development time in Renault's history. This achievement can be attributed to Renault's design system and standardization rules, as well as to the systematic use of digital design and development processes in a precisely structured and rigorously applied schedule. Clio III boasts a full range of standard and optional high-tech features never before seen in this segment: Emergency Brake Assist, ESP with understeer control, a tire pressure monitoring system, additional cornering lights and range-adaptive xenon headlights. The high standard of rear passenger protection, rarely addressed by vehicle manufacturers, is also noteworthy. Clio III is the only vehicle in its segment to feature pretensioners and load limiters on the rear side seats, along with an anti-submarining structure in the seat. Clio III is also the only vehicle on the market to include a seating concept designed for the comfort and safety of children aged between 6 and 10 sitting in the middle seat at the rear. Clio III received five stars in Euro NCAP crash tests and was voted Car of the Year 2006.

The new 2.0 dCi diesel engine developed by the Renault-Nissan Alliance features the latest advances in diesel technology: advanced internal aerodynamics, piezo-electric injectors, multi-injection, exhaust gas recirculation, and balancer shafts. This engine is mated to a new six-speed manual gearbox. Lightweight, compact and robust, the new transmission features the latest techniques for reducing the characteristic noise of manual gearboxes.

Clio III, the M9R engine and Logan are just a few examples of Renault's special relationship with technology. Innovations, and the underlying R&D, do not pursue technology for technology's sake. Rather, they seek to promote technology that has real value for all customers, whatever model they buy. Renault often wins awards for R&D. In 2005, the Group won an EPCOS/SIA Trophy for its additional cornering lights and second prize in the "Ecoproduct for Sustainable Development" category of the *Entreprises & Environnement* Awards for the Modus dashboard.

2.4.3 R&D policy guidelines

2.4.3.1 Setting the standard in safety ✦

Road safety is, and will remain, a priority for Renault. The Group's human-centered approach involves drivers, passengers and other road users. It is based on real-life accident research and driver behavior studies. It can be summed up in three words: prevention, correction and protection. Two examples of Renault's work in this area are:

- Claresco, a European lighting simulation program led by Renault, which came to an end this year. Although night driving makes up just 25% of traffic, it accounts for 55% of serious accidents and 40% of accidents involving pedestrians. The results of the program open new prospects for developing automotive lighting that adapts to outside light conditions (Adaptive Front-Lighting Systems);
- Psycho is a research program led by Renault in cooperation with several academic laboratories. The objective is to better understand drivers' behavior and study their decisions and actions at the wheel. Psychologists, sociologists, knowledge engineers and neurologists are the key participants in this research program, whose results will be used in the development of future technologies.

2.4.3.2 Ensuring traveling comfort

The Group's experts aim to develop new features and improve performance across a full range of areas, including internal and external acoustics, vision and visibility, thermal and postural comfort, ergonomics and interior space.

Clio III is a good example. It has the highest index of overall cabin space in its segment, a large glazed area and – like its predecessors – a noise level homologated at 71dB(A) (72dB(A) for the diesel-engined versions), 3dB(A) below European requirements.

Another example is Renault's concept cars, "exercises in style" that provide insight into Renault's future vehicles. Zoé is a small urban vehicle with a functional interior and an unusual layout including three real seats and a huge trunk. Zoé also features an innovative "pass" that automatically adjusts the in-car ambience to the driver's personal tastes (music, settings, atmosphere). Egeus is a four-wheel drive SUV combining the elegance of a sedan with the dynamic personality of a coupé. The elegant and comfortable interior creates a relaxing atmosphere for the occupants. The intuitive controls reflect the principles of "Touch Design". This concept is based on simplified ergonomics, with steering-wheel mounted controls and stalk switches shaped to fit the driver's hand and placed where he or she would instinctively expect to find them. Both these concept cars, although very different in design, reflect an expression of design based on functionality, in which technology takes second place to traveling comfort.

✦ Global Reporting Initiative (GRI) Directives

This approach is also reflected in equipment design. A unit specializing in the acoustic treatment of powertrains was opened in 2005 (see § 2.4.4.1).

And it is reflected in research, through projects devoted to acoustics or ergonomics, for example (see § 2.4.4.2).

2.4.3.3 Protecting the environment ✦

Renault's R&D teams are committed to protecting the environment. Areas of study include cutting emissions of pollutants and CO_2 (a greenhouse gas), reducing fuel consumption and developing the use of renewable energies:

- looking ahead to Euro 5 and Euro 6, future challenges will involve reducing nitrogen oxide (NO_x) emissions at source, by improving the combustion and exhaust functions. This will be achieved using a NO_x after-treatment system. In this area, Renault is working on several options including NO_x traps and a Selective Catalytic Reduction (SCR) system with injection of a urea solution;
- fuel consumption, performance and pollution control are all closely related to combustion, one of the key areas addressed by Renault's R&D. Alongside efforts to optimize and improve technologies, other studies are under way for the longer term, including Homogeneous Charge Compression Ignition (HCCI) combustion;
- because fuel consumption also depends on the weight and drag of the vehicle, Renault's R&D teams are seeking to make vehicles lighter and more aerodynamic;
- Renault is also looking at alternative energies, such as biofuels, which should be able to supply almost 30% of transport fuel needs in Europe by 2020. Synthetic second-generation biofuels such as biomass to liquid (BTL) have the advantage – as part of a global well-to-wheel approach – of slashing CO_2 emissions by a factor of between five and eight compared with conventional petroleum fuels over a complete vehicle life cycle.

Fuel cells are another area of long-term study. Renault and Nissan have split their research activities in this field. Renault is responsible for conducting studies into hydrogen-rich liquid fuels and the development of an on-board reformer. Its main research partners are Nuvera Fuel Cell for the reformer and 3M for the fuel cell itself. The Respire program, which also involves Snecma and Total, is the first practical application of these research studies. In 2005, the project team designed and developed a fuel cell system test bench with multi-fuel reforming. This bench, a world first, is installed at the Snecma site in Vernon.

2.4.3.4 Combining mobility with efficiency and convenience ✦

Developed jointly by Renault and Nissan, the Carminat Navigation and Communication System aims to take the strain out of traveling. It comprises three main functions: a navigation system that calculates the best routes based on the traffic situation, an audio system and an optional hands-free telephone kit. Carminat Navigation and Communication ranks among the best systems on the market in terms of performance, ergonomics and functions (automatic zoom on intersections, and a "birdview" display showing the car's immediate environment).

2.4.4 Boosting engineering's competitive edge

2.4.4.1 Key equipment

Equipment such as simulation test benches and wind tunnels play an essential role in a vehicle manufacturer's design process. Of increasingly sophisticated design, these systems contribute to the robustness of design while cutting development times. Renault has some of Europe's most advanced facilities, including Ultimate. In 2005, it opened the Noise Vibration Harshness (NVH) unit. Based at the Lardy technical center outside Paris, this 6,000 sq. meter facility aims to track down and eliminate unwanted powertrain noise.

2.4.4.2 Research partnerships

In 2005, Renault took part in 61 French and European research programs. All of them are organized on a cooperative basis in order to share research costs and promote inventiveness. The main research subjects are:

- energy and the environment: the Respire program (mentioned above) aims to develop a power module for a fuel-cell vehicle. The European NICE project focuses on new technologies for internal combustion engines. The SuperlightCar program, launched in 2005, is studying lightweight materials (high-yield steel, aluminum and magnesium alloys, reinforced composite materials). It aims to make use of the new possibilities offered by these materials in many different ways, from the development of manufacturing techniques to the design of vehicle bodies;
- safety: the Trace project aims to pool accident research data from countries such as France, Germany and the Netherlands to increase shared knowledge of the factors that cause accidents or that create conditions in which accidents are more likely. Prevent aims to develop new ways to help avoid accidents, such as pre-crash systems, inter-vehicle communication, vehicle communication and infrastructure;
- features (acoustics, air conditioning, mobility, etc.): Renault is taking part in Mimosa, a project set up to model aero-acoustic sources, and Silence, which maps noise sources in urban areas. The quest for excellence does not stop at cars alone.

2.5 Social performance



Through Renault's growing international reach and the role that its products play in society, Renault's influence extends beyond the boundaries of the company. Renault has close relationships with a wide range of stakeholders, including customers, suppliers, dealers, scientific experts, local communities, non-profit organizations and government bodies. These relationships are underpinned by two guiding principles: building dialogue and promoting transparency and loyalty.

Renault is involved in major social issues related to the automotive industry, such as sustainable mobility and road safety. It also takes part in initiatives to support civil society.

2.5.1 Ethics and compliance ✦

2.5.1.1 Internal standards

CODE OF GOOD CONDUCT

In 1998 Renault introduced a Code of Good Conduct that provides a framework for relationships with all stakeholders, both within and outside the Group. The Code is given to suppliers and most managerial staff to outline clearly defined principles for dealing with complex or unexpected situations.

In addition to the Code of Good Conduct, Renault has an Internal Audit and Monitoring Charter that defines the rules that operational managers are to follow in delegating responsibility.

An Ethics and Compliance Committee set up in 2000 oversees the Code's implementation and development in the Group and defines the related communications policy. The Committee consults regularly with a deontologist, who plays an active role in its work. The Ethics and Compliance Committee met in 2005 to examine the ethical climate in the Group and review Renault's actions and initiatives to meet its social and environmental responsibilities.

Renault is also very attentive to its employees' compliance with securities-transaction procedures. Lists of individuals possessing confidential information are kept and updated meticulously.

Likewise, internal control procedures are applied:

- in the Cash Management Department and the financial departments to combat money laundering and movements of funds directly or indirectly connected with terrorism;
- internationally, to combat corruption;
- in the distribution networks, to ensure that management indicators are reliable;
- in relations with suppliers, to prevent conflicts of interest and ensure that Renault's suppliers respect fundamental employee rights.

DECLARATION OF EMPLOYEES' FUNDAMENTAL RIGHTS

On October 12, 2004, Louis Schweitzer, then Chairman of the Renault group, joined the secretary general of the International Metalworkers' Federation (IMF) and the trade unions in signing the Declaration of Employees' Fundamental Rights. This Declaration is in keeping with the Group's sustainable development policy and one of numerous international undertakings to which it adheres (see "Employee relations performance", Chapter 2.2.2 page 55).

2.5.1.2 International regulations ✦

With transparency and progress as goals, Renault adheres to international norms and standards established to regulate companies' social, environmental and employee relations practices. Renault officially joined the UN-sponsored Global Compact in 2001. Renault is also committed to the guidelines of the Organization for Cooperation and Development (OECD) as well as to the Declaration of the International Labor Organization (ILO) concerning the fundamental labor principles and rights. Renault complies with the Global Reporting Initiative (GRI), whose aim is to develop indicators applicable worldwide to get a clearer picture of the economic, social and environmental performance of publicly listed companies (see table, page 260).

UN Global Compact

- Proposed by UN Secretary General Kofi Annan in July 2000, the Global Compact brings together major multinational companies, UN agencies and NGOs around 10 principles of sustainable and responsible development laid down by the United Nations. The partners are asked to uphold and promote these principles both internally and externally. Renault officially joined the Global Compact in July 2001, meaning that each year it undertakes to publish an "Example" and a "Communication on Progress" in application of the Global Compact principles. In 2005 Renault's "Example" concerned working conditions. The "Examples" and "Communications on Progress" are posted on the official Global Compact website: www.unglobalcompact.com.

- Renault is also a member of the Forum des Amis du Pacte Mondial (Forum of Friends of the Global Compact), which acts as the representative in France of the UN Global Compact Office in New York. Kofi Annan and French President Jacques Chirac officially opened the Forum on January 27, 2004. The Forum aims to support the application of the Global Compact's 10 principles, extend the network of member companies and encourage members to learn from one another and pool information. Renault also posts its "Examples" and "Communications on Progress" on the Forum website: www.pactemondial.org.

2.5.2 Renault and its stakeholders ✦

Renault maintains close relations with its environment – partners, suppliers, dealers, customers and institutions – and its influence extends well beyond the company's boundaries. Extensive ties are also established with local communities near Renault's major sites. Renault and other stakeholders – non-profit organizations like ORSE, EpE and Comité 21 and international organizations like the UN's Global Compact and Environment Program – are exploring opportunities for new ties and progressively deciding what action to take. ✦

2.5.2.1 Customers

Quality is a constant concern at Renault. The quality of products and services – from the initial contact with customers and their purchasing experience to the aftersales service – is essential to customer satisfaction. Renault is therefore organized so that the customer's voice can be heard and satisfaction measured at every level: ✦

- surveys are done regularly to assess customers' satisfaction with products and services and their overall perception of Renault;
- a Customer Relations Department with a staff of nearly 200 stays attuned to customers' needs and expectations so that the right solutions can be provided;
- the Renault network, which is in direct contact with customers, plays a key role in relaying their perceptions.

The methods used to better understand customers' needs and expectations contribute to the continuous improvement program at Renault. Satisfaction levels are analyzed and action is taken as soon as an opportunity for improvement is identified. ISO 9000 certification for the Market Area France and the French distribution network shows that this system for managing customer satisfaction is effective. ✦

To meet customers' expectations and provide them with worry-free driving, Renault offers a wide range of services such Renault Minute and Renault Minute Bodyshops, Renault Assistance and Renault Rent, while guaranteeing that strict quality standards are applied in its network.

Having personnel who are attentive to customers' wishes and strive to satisfy them is crucial to Renault's quality policy. Since the company's performance in this area depends on the skills of its men and women, training programs are conducted so that they understand the concepts of quality. ✦

In 2005 the focus was on customer follow-up with the aim of enhancing satisfaction and loyalty. Actions included:

1. Revamping Renault's customer loyalty program, with follow-up now done at each stage of the vehicle's life cycle;
2. Creating a customer file to make the commercial policy more customer-focused and facilitate follow-up;
3. Training the sales force to give personalized service so that a customer's visit to the showroom will be a special experience; and implementing the Alliance Vehicle Evaluation Standard (AVES), a standardized method for controlling vehicle quality at each stage of the logistics chain;
4. Improving workshop satisfaction with the introduction of ARES, a system for auditing repairs in the Renault network (800 audits in 2005), and a Repair Code, which lays down the basic guidelines.

2.5.2.2 Suppliers

Suppliers are among Renault's key partners.

Renault's supplier strategy is based on the continual search for better performance. By forming long-term relationships in a climate of mutual respect, transparency and trust, Renault develops ongoing dialogue with suppliers. This improves their response to Renault's requirements, brings access to their best technologies and allows corrective actions to be taken jointly when problems arise.

To achieve its performance objectives, Renault selects a restricted supplier base using predetermined criteria:

- mutual compliance with economic, technical, quality and logistics commitments, which are subject to regular performance reviews, is essential;
- with the aim of continually improving suppliers' performance, Renault has developed structured tools to improve processes. This has resulted in less risk of substandard quality, more secure sourcing, greater supplier involvement with consumers and a calmer working climate. For example, suppliers are immediately brought into the process of analyzing the causes of breakdowns when parts under warranty come back from the network;
- criteria for occupational welfare (protection, safety, use of chemicals, etc.) and environmental protection (waste, risk prevention, storage, etc.) have been implemented for suppliers of on-site installations and services for a number of years. The Group policy on working conditions focuses on the safety and working conditions of personnel, suppliers and subcontractors; ✦
- suppliers of components and materials have been involved in eco-design and life-cycle environmental management. They are beginning

to take the initiative in proposing technological improvements to enhance the ecological performance of products, notably in terms of the substances used and recycling. ✦

Building on its own sustainable development actions, in 2003 and 2004 Renault asked its main suppliers to make a formal commitment to the values of the Global Compact and to the Renault Declaration of Employees' Fundamental Rights. Since 2005, social and environmental criteria have been progressively incorporated in the approval, supplier selection and performance review procedures. Tools have also been created to help buyers and quality specialists to assess environmental performance and working conditions at supplier production facilities during on-site visits. These are the initial results of the sustainable development action plan that was approved in November 2004 by the Purchasing Management Committee. ✦

2.5.2.3 Non-profit organizations ✦

As an example, Renault is a member of:

In France

- Airparif: A para-governmental organization that monitors air pollution in Paris. It consists of representatives from the French government, industry, local authorities in the Paris metropolitan area and approved environmental associations;
- Comité 21: An association with diverse membership created in 1995 to monitor the commitments made by governments at the Rio summit. In 2005, Comité 21's tenth anniversary, Renault declared that it would work directly only with suppliers who made the following three commitments: to refuse to use child labor, to refuse to use forced labor and to prevent work-related risks;
- Entreprise pour l'Environnement (EpE): A discussion forum on environmental and sustainable development issues. In 2005 EpE awarded its first student prize for sustainable development. Renault was one of the prize's sponsors, along with Arcelor and Gaz de France;
- Observatoire sur la Responsabilité Sociétale des Entreprises (ORSE): An association of companies, trade unions, investors, audit firms and NGOs. A forum for discussion and the formulation of proposals, ORSE seeks to promote sustainable development and the rating of companies' social performance. Renault is an active participant in ORSE's working groups. For example, it took part in the study of corporate-NGO partnerships, on which ORSE published a report in 2005.

At the European level

- European Roundtable of Industrialists (ERT): A forum of 45 European industrial leaders that promotes European economic competitiveness and growth. Since its inception in 1983, ERT has contributed significantly to improving dialogue between industry and governments at both national and European levels. Renault is in most of the ERT's working groups.

At the international level

- World Economic Forum (WEF): Founded in 1971, the WEF is an independent international organization based in Geneva whose aim is to improve economic and social conditions around the world. Its members, who are all from the business sector, work with universities, governments, religious organizations, NGOs and artists.
In 2005 Renault participated in the WEF's annual Global Corporate Citizenship meeting and in an international meeting on cooperation between corporations and foundations.

2.5.3 Renault: architect of sustainable mobility ✦

2.5.3.1 The challenges of sustainable mobility

Sustainable mobility seeks to reconcile people's need to move about independently and to communicate, both securely and affordably, with respect for essential human and environmental values, now and in the future.

To meet this objective, government and industry must work together and encourage national and regional policies based on clearly defined strategies.

2.5.3.2 Renault's policy on sustainable mobility

Renault's transportation policy to make mobility more sustainable consists in:

- applying the concept of sustainable development, i.e. compatibility between the short and the long term;
- continuing to reduce the harmful effects of automobiles by always analyzing the cost-effectiveness of planned measures;
- developing innovative mobility services;
- making rational and efficient use of telematic services in infrastructures;
- involving the Renault network of experts proactively in the public debate on sustainable mobility;
- paying particular attention to the relationship between the automobile and the city and the necessary balance between individual and public transportation;
- optimizing mobility, as illustrated by the transport plans for employees at the new Equinove offices in Plessis Robinson, near Paris, and the Technocentre, in Guyancourt;
- bringing together a network of experts from departments at Renault in a Transportation and Mobility Committee to contribute to the public debate and initiate projects both inside and outside the company.

To support these principles, Renault is setting up or taking part in initiatives to promote sustainable mobility in France, Europe and elsewhere in the world.

✦ Global Reporting Initiative (GRI) Directives

2.5.3.3 Renault's national initiatives to promote sustainable mobility

Renault teamed up with the Swiss operator Mobility Car Sharing[10], the European car-sharing leader, to respond to the request for proposals issued by Nantes Métropole in 2005. The aim of this project is to create a joint venture to launch and manage a car-sharing service in Nantes in 2006. Renault has proposed setting up an organization with private and public partners that would grow and expand nationally so as to become profit-making. Renault helped define the service as well as the procedure for adjusting supply to demand and the balance between car-sharing and car rental. It also made a commitment to share the risk during the service's start-up phase. Nantes Métropole will name the winning consortium in 2006.

The expertise of the Transport & Mobility Group has earned Renault a reputation as a leader in the search for innovative solutions for car services management. These solutions are based on rationalizing and optimizing car use in densely populated areas and positioning collective car use as one alternative in a wide range of public transport and low-impact travel options.

Renault has been involved since 2004 in an effort led by the City of Paris to set up a Local Mobility Agency as part of a "model neighborhood" project in the Paris Rive Gauche Development Zone. In 2005 Renault had an instrumental role in developing several projects of potential interest to companies and workers in the area (e.g. car-sharing services, information programs on safe and ecological driving, company fleet pooling and vehicle loans to employees). The objective is to anticipate new types of demand for mobility from the inhabitants of this up-and-coming neighborhood, with its 60,000 jobs, 30,000 students and 15,000 residents and to steer this demand towards sustainable solutions by 2015.

In 2004 Renault completed the study conducted with the GIE EMIF (RATP/CCIP) on the transportation plan for employees at offices in Plessis-Robinson. This study identified the transport requirements of the site's employees, who numbered about 2,800 at the end of 2005, and the transportation already available or in need of reinforcement. Other solutions were provided with the Paris transportation authority (RATP) in 2005. These included grouping bus shelters together and adding two shuttle services from the Versailles Chantiers railway station and the Pont de Sèvres metro station, with three coaches running morning and evening on each route, transporting a total of 370 employees. In June 2004, Equinove was added to the destinations on the car-pool intranet server. As a result of these initiatives, public transport carries about 25% of the traffic, close to the figure for the Technocentre (30% public transport and 10% car-pooling).

Renault is also involved in PREDIT 3, a land transport research and innovation program initiated and led by the French Ministries of Research, Transport, the Environment and Industry, together with ADEME and the French Agency for Innovation (ANVAR). The program is intended to promote the development of transport systems that are economically, socially and energy efficient as well as safer and more respectful of people and the environment.

In 2005 Renault participated in committees following up projects on car sharing initiated by PREDIT's Group 2 (mobility services). In particular, Renault is monitoring research on the economic and legal viability of services before trials are conducted.

Renault has offered special conditions to the operators of car-sharing services in Paris (Caisse Commune) and Strasbourg (Auto'trement).

2.5.3.4 Renault's global initiatives to promote sustainable mobility

Renault has taken part in an international project on sustainable mobility for 2030. As part of the World Business Council for Sustainable Development[11], 12 American, Japanese and European companies from the automobile and petroleum industries launched a major study on what mobility should be in 2030 and how to achieve this.

Sustainable mobility seeks to reconcile people's need to move about independently and to communicate, both securely and affordably, with respect for essential human and environmental values, now and in the future.

The aim of Mobility 2030 is to develop a vision of sustainable mobility that takes account of needs and proposes solutions that are acceptable to consumers and society in terms of employment and the environment. It promotes concrete actions with the assistance of a support network in both developed and developing countries. This project is very innovative for several reasons: it is global; it encompasses the three pillars of sustainable development; it covers all forms of mobility and transportation; it is conducted by industry specialists; and it is based on stakeholder dialogue around the world.

The final Mobility 2030 report was published in July 2004, following the earlier Mobility 2001 study, which analyzed the general situation. The partner companies then began discussing a road safety action plan for developing countries. This led to the creation of the GRSI by the Global Road Safety Partnership (see below).

In line with Mobility 2030, Renault began an examination in 2005 of the automobile's future place and role in the major urban areas of China, India and Brazil. World population growth, 95% of which will take place in emerging countries until 2030, is coupled with the powerful and widespread phenomena of urbanization and metropolization. Each month, there are 5 million new city-dwellers in the world. The soaring number of cars is directly related to this growth in urban population. The objective is to identify the conditions favorable to motorized transport and the measures to support its development. Students from emerging countries who have studied in the Transportation and Sustainable Development Master's program set up by the Renault Foundation (see below) also have the opportunity to participate in this project.

An international network of experts that will focus on the subject of sustainable mobility is also being developed through meetings and exchanges with Chinese research laboratories in Beijing and staff at the universities of Tongji and Jiao Tong in Shanghai.

10. Mobility Car Sharing has 60,000 members and manages 1,800 vehicles based at 1,000 locations in 400 Swiss communities. Renault vehicles make up nearly 60% of its fleet.

11. The World Business Council for Sustainable Development (WBCSD) consists of 150 international companies from 30 countries and 20 major industrial sectors that are engaged in implementing sustainable development in three key areas: environmental protection, social equity and economic prosperity. The Council's work focuses on eco-efficiency, innovation and social responsibility in the business community (www.wbscd.org).

2.5.4 Renault and road safety ✦

Renault works in partnership with public authorities throughout the world in order to actively contribute to the improvement of road safety.

2.5.4.1 The challenges of road safety

Road safety is truly a global public health issue, with 1.2 million people killed and some 50 million injured on the world's roads each year. If current trends continue, those numbers could rise by over 60% by 2020, lifting accidents to third on the WHO's list of the main causes of death and injury in the world, up from just ninth place in 1990.

NUMBER OF ROAD DEATHS IN EUROPE* (25 COUNTRIES) AND ROAD DEATHS AND INJURIES IN FRANCE – 1990-2004

* Excluding Belgium.


Road accidents victims
250,000
200,000
150,000
100,000
50,000
0
1991
1992
1994
1996
1998
2000
2002
2004
Injuries in France
Road deaths in France
Road deaths in Europe

The driver is at fault in 80% of accidents causing bodily injury. The following chart shows the causes of error:

% OF CAUSES OF ERROR (NOT OF ACCIDENTS)

An accident may involve several errors:


2%
Tired
4%
Doing something else
13%
Poor visibility
9%
Unknown
3%
Illness
11%
Wrongly anticipated situation
14%
Not paying attention
8%
Alcohol
3%
Driving error
2%
Looking for the way
14%
Intended risk-taking
17%
Reacted wrongly to situation

2.5.4.2 Renault's road safety policy ✦

Renault takes a comprehensive approach to road safety based on a scientific understanding of accidents, placing people at the core of the vehicle design process.

Recognizing the importance of road safety, Renault created a Road Safety Policy Department in March 2004. The Department is headed by Dr. Jean-Yves Le Coz, former director of the Laboratory for Accident Research, Biomechanics and Study of Human Behavior (LAB), which was set up by the two French carmakers, Renault and PSA Peugeot Citroën.

With the LAB, Renault possesses the world's largest accident research database. It is used to re-enact collisions based on actual accident data in order to understand their causes and moderate their effects. This expertise places Renault in the forefront of automotive safety, as reflected in the new advertising slogan, "Renault. Setting new standards in safety," introduced in September 2004. The new slogan also echoes the commitment made by Renault in October 2004 to comply with the recommendation on sustainable development issued by BVP, the French advertising industry's self-regulatory body.

Renault also supports all initiatives and equipment to promote careful and safe driving such as the wearing of safety belts, standardization of speed limits in Europe, and driver education programs.

The company is an active participant in working groups studying safety factors, contributing its expertise and analytical capacities, and is also involved in an ambitious international educational program.

2.5.4.3 Renault's initiatives to promote road safety

PREVENTION

Prevention involves helping drivers to anticipate risks. Part of the solution lies in encouraging more responsible driving. Drivers need to understand the limits beyond which they will be incapable of controlling their vehicle, and the situations in which they intentionally expose themselves to danger. This is why Renault equips its vehicles with systems that enable drivers to behave more responsibly. The cruise control/speed limiter, for example, provides added comfort and safety by preventing the car from exceeding the speed set by the driver. Renault's range is better equipped with cruise-control/speed limiters than any other in Europe and perhaps even the world. These systems are optional or standard on models from Modus to Vel Satis, depending on the version. The visual and audible seatbelt reminder is an essential safety device, since 20% of lives lost in accidents each year in Europe could be saved if everyone wore a seatbelt. The seatbelt reminder system is fitted on all Renault vehicles.

Since 50% of accidents are caused by an error in perception, prevention also involves providing the driver with good information. The tire pressure monitoring system helps do just that. Burst tires are a contributing factor in some 6% of fatal highway accidents. This is why Renault is equipping much of its range with the monitoring system. Prevention also calls for the ability to properly assess conditions, which is the reason why Renault has adopted xenon headlamps. Last, anticipating risks means allowing the driver to concentrate on the driving by aiding him or her with auxiliary tasks. Automatic activation of headlights and windshield wipers provide such assistance.

The LAVIA project

The LAVIA system uses GPS technology to automatically limit the vehicle's speed to the legal speed limit.

The LAVIA project's objectives are to:

- test user acceptance of the system, particularly in restrictive situations;
- assess changes in driver behavior, including reductions in driving speeds resulting from the system and divergences from the speed limit;
- measure effectiveness in terms of personal risk and to detect any bad effects such as reduced alertness;
- assess the overall impact on safety through simulations.

These assessments were done in 2005 with a fleet of 20 vehicles (10 Lagunas and 10 Peugeot 307s) and about 100 drivers.

Besides Renault and PSA, several technical departments and public research organizations under the authority of the French Transport Ministry are involved in the project. They include the LCPC, INRETS, LIVIC, LPC, DERA, CETE, DREIF and LROP.

CORRECTION

Road holding and braking make up the vehicle's fundamental dynamics. They are the basic factors of accident avoidance. Even so, there are situations where technology has to intervene to compensate as far as possible for driver errors. This is the aim of driver aids, which are triggered in difficult or emergency situations, but never completely take over from the driver.

ABS is a system that keeps the wheels from locking up during emergency braking to allow the driver to retain steering control. EBD is an additional function installed within ABS. It permanently adjusts force proportioning between the front and rear wheels. Emergency Brake Assist lets the driver use the full power of the braking system by maintaining maximum pressure on the pedal until the vehicle comes to a stop. Meanwhile, the Electronic Stability Program, or ESP, helps the driver to maintain his or her intended direction should the vehicle veer off course during an emergency maneuver.

These systems were already available as standard or optional equipment on much of the range in 2005, and Renault is aiming to install them on even more models.

PROTECTION

A cornerstone of Renault's safety strategy, the principle of "Safety for All" aims to protect all car occupants according to the severity of the impact, their age, morphology and position in the vehicle, in small and large cars alike. The protection of other road users (pedestrians, cyclists, etc.) is also one of its goals.

The results take the form of innovative, dedicated equipment offered by Renault on its models, mostly as standard, regardless of their level in the range.

Renault's efforts were rewarded once again in 2005. Clio III received a five-star rating as well as the maximum four-star rating for child protection. Renault is currently the only automaker to market eight models with a five-star rating in the Euro NCAP tests. It offers the safest range on the European market. ✦

RAISING AWARENESS

On June 5, 2003 Louis Schweitzer signed a road safety partnership charter with the French Transport Minister, confirming the Group's commitment to the cause of road safety.

Also, in the course of 2005 Renault launched a series of road safety campaigns for Group employees in France and abroad, the sales network, the general public, and children and young people.

Initiatives targeting Group employees

Also on June 5, 2003, the Corporate Secretary General of Renault signed a charter with the Interministerial Delegate and the Director of the Caisse Nationale d'Assurance Maladie Travailleurs Salariés, underlining the company's commitment to raising employees' awareness of the risks of the road.

Within this framework, Renault implemented several initiatives at Group level. It distributed the Renault Driver's Charter to all personnel, along with a message from the Chairman to encourage Group employees to become road safety ambassadors.

See "Occupational welfare" on page 64 for further information on road accidents within the company, actions conducted by Renault in 2005 and the objectives for 2006.

Initiatives targeting the sales network

The theme of road safety receives broad coverage in network media, including Synchro, Renault TV and deployment meetings. Network communications were centered on vehicle safety for the Clio III launch.

Initiatives targeting the general public

After the publication in 2004 of *Driving Safety Forward,* with a print run so far of 145,000 copies in seven languages, Renault used the October 2005 newsletter of the Global Road Safety Partnership (GRSP) to tell the public about its road safety policy.

Initiatives targeting children and young people: the "Safety for All" international road safety program

Because human behavior is a contributing factor in almost 80% of road accidents and because it is important to adopt the right habits from the earliest age, Renault is pursuing its "Safety for All" international road safety program, based on its knowledge and experience in this field.

This educational program is for children, teenagers and young drivers. Launched in 2000, it has already reached 7 million young people, making it the biggest road safety awareness campaign ever organized by a carmaker. So far, a total of 280,000 teaching kits have been distributed in 19 countries. When school resumed in the autumn of 2005, the program was extended for the first time outside Europe, to South Korea, Morocco and Mexico.

> **The "Seguridad vial para todos" program in Mexico**
>
> The program was launched in Mexico at the start of the 2005 school year in primary schools (children aged 7-11) with the "Muévete seguro" (Move safely) initiative.
>
> In the first year, 300 school groups have signed up to participate. Renault Mexico is the first car manufacturer to organize such a program in the country. The program is being conducted under an agreement between Renault Mexico and the Mexican Ministries of Public Education, Public Safety and Transport.
>
> Details about the Renault Mexico program, games for children and advice for parents can all be found on the website: www.seguridadvialparatodos.com.mx

All Renault's road safety initiatives in the 19 participating countries are detailed on the dual-language website: www.securite-pour-tous.com/www.safety-for-all.com.

2.5.4.4 The international challenge of road safety

E-SAFETY, A EUROPEAN AMBITION

The European Commission has set the ambitious target of reducing the number of road accident fatalities by half between 2000 and 2010.

It has launched the e-Safety Forum, a public-private consultation whose aim is to accelerate the development, deployment and use of new information and communication technologies in a bid to improve road safety in Europe.

At present, the e-Safety Forum has 10 working groups, which are being directed by industry and a steering committee, of which Renault is a member.

The eCall working group is the number-one priority for the industry and for the European public sector. Its goal is to define an integrated strategy for pan-European emergency call services. Renault's experts are very active in the working groups and are particularly involved in the eCall, man-machine interaction and real-time traffic information groups.

GRSP – GRSI ✦

In 2004, Renault took part in the Global Road Safety Initiative (GRSI), which is the road safety action plan for companies involved in the Mobility 2030 project sponsored by the WBCSD. Renault accordingly joined the Global Road Safety Partnership (GRSP) in 2005. These initiatives will provide an opportunity to build greater road safety awareness in emerging countries.

Set up by the World Bank in 1999, the GRSP is hosted by the International Committee of the Red Cross in Geneva. The partnership is made up of businesses, international institutions, governmental organizations and associations. Its aim is to carry out demonstration projects that will promote policies to improve road safety in developing countries.

The GRSI is a major initiative whose goal is to step up road safety efforts in partnership with the public authorities in emerging countries. In the first stage, the participants plan a three-pronged approach: issue a guide to good practice; open regional training and knowledge transfer centers; and provide financial assistance that will help local initiatives accelerate and facilitate the implementation of effective measures to improve road safety.

The successful work done in Thailand in 2005 will serve as the basis for upcoming initiatives in China. Other proposals are under review for development activities in the State of Sao Paulo, in Brazil.

2.5.5 Contribution to civil society

2.5.5.1 The socio-economic environment

RENAULT'S COMMITMENT TO TRAINING LOW-SKILLED YOUNG PEOPLE ✦

For several years, Renault has been active in the training of low-skilled young people. On March 24, 2005, Renault and the French Ministry of Employment, Labor and Social Cohesion renewed for the fourth time their 1992 agreement aimed at getting more young people into the workforce. The agreement will give 600 young people the opportunity to take training to earn their first professional qualification. The program includes three to four months of training at an industrial site, followed by a work-study contract for 19 to 24 months and then help in finding a job. At the end of the program, participants receive a diploma as an "industrial systems operator" that is recognized in multiple sectors.

More than 2,000 young people, one-fourth of them women, have already taken part, with 80% receiving a diploma and 70% finding a job. Six of the Group's plants in France (Douai, Le Mans, Flins, Cléon, Sandouville and Dieppe) are participating, and the program has been extended to the employment areas around these plants with support from local institutions.

ACTION FOR THE DISABLED ✦

Renault is involved in numerous local initiatives to assist the disadvantaged. For example, continuing its efforts for disabled people that began 50 years ago, Renault publishes "En Route", a practical guide for disabled car users (available free of charge at Renault dealerships and downloadable in French at www.renault.fr/handiservices). Renault's website, www.renault.fr, also includes practical information for disabled people, Handi-Services (on www.renault.fr/handiservices).

For several years, Renault has been an active partner of the Motability car scheme for the disabled in the UK.

Support software is also available to help dealers and subdealers address the needs of disabled people and offer them the widest possible choice of vehicles and equipment suited to their special needs.

The company also works to help disabled people find employment and to make their daily life easier, both professionally and personally.

Renault s.a.s. is pursuing a proactive policy for the social and professional integration of disabled individuals through a collective agreement concluded for three years. Under this agreement, Renault is to hire disabled people for at least 2% of the engineering, sales and support positions that it fills at sites that fall short of the 6% legal quota.

See "Occupational welfare" on page 64 for further information on actions conducted by Renault in 2005 and the objectives for 2006.

SUPPORTING EMPLOYEE START-UPS

In 1984 Renault set up a program called Cap Entreprendre to help its employees start up new businesses. A survey conducted in 2004 to evaluate how many of these businesses were successful found that the success rate was almost 82% over the past five years.

In 2005 Renault assisted 40 start-ups in France (40 companies in 2004, 37 in 2003, 42 in 2002, and 52 in 2001).

In 2006 Renault is planning to lend its support to 40 more new companies in France.

2.5.5.2 Education and culture

In many countries, Renault supports educational and cultural projects in ways that go beyond financing. The emphasis is placed on taking actions that will have a practical impact.

VALUED CITIZENS IN SOUTH AFRICA ✦

The most striking example in this regard is the Valued Citizens program in South Africa. In 2003 Renault became the main partner of Valued Citizens, which aims to raise students' sense of citizenship and involve teachers by encouraging them to foster democratic values in the classroom.

The principles of the Valued Citizen program are both simple and ambitious: to create an educational environment that will encourage respect for others and a sense of responsibility, thereby checking the rise in crime and violence. The program also offers unemployed young people the chance to work as mediators.

In 2005 the program reached 76,000 pupils in 807 primary schools and 14 secondary schools in the provinces of Gauteng and the Free State. Renault remains committed to supporting and contributing to the development of this initiative, which has benefited 243,000 school children and 1,800 teachers since it was started.

2

THE RENAULT FOUNDATION: BRINGING CULTURES TOGETHER

The Renault Foundation supports talented individuals and helps them to develop in a multicultural environment.

Created in 2001, the Renault Foundation is part of the Group's strategy of international outreach. Its aim is to foster understanding and closer ties between France and Europe and the countries where Renault has a major presence, such as Japan, Brazil, South Korea, Iran and Russia.

The Renault Foundation sponsors training programs in French and European culture for outstanding foreign students who will eventually be working in multinational firms. Through these programs, students are able to build a worldwide network of close professional contacts.

The Renault Foundation supports three training programs lasting from 12 to 17 months:

- the Dauphine-Sorbonne-Renault MBA was created in 2002 in partnership with the University of Paris-Dauphine and the University of Paris I Panthéon-Sorbonne's IAE. Graduates receive a joint degree in international management from both institutions;
- the Renault Foundation ParisTech Masters in Transportation and Sustainable Development is a post-graduate degree awarded by ParisTech under the aegis of the Ecole Nationale des Ponts et Chaussées, the Ecole Polytechnique and the Ecole Nationale Supérieure des Mines de Paris. Created in 2004 by the Renault Foundation in partnership with ParisTech, this program is the first to be taught by research professors specialized in either transportation or sustainable development, who have the opportunity to compare their seemingly opposite viewpoints on this global issue;
- the Renault Cycle Majors program was set up in 2006 to allow students who have completed postgraduate work at a Japanese university to do one year of master's studies in France at one of the participating institutions of higher learning: University of Paris 1 Panthéon-Sorbonne, in social and political sciences and economics, and Ecole Polytechnique, Telecom, INA-PG, ENSCP, or ESPCI, in engineering.

The Renault Foundation pays all expenses for tuition and the students' stay in Paris. In 2006 the Foundation will contribute to the education of over 270 students, most of them Japanese.

2.5.5.3 Sponsorship ✦

Renault engages in numerous sponsorship activities to support either humanitarian causes or cultural or ethics initiatives. In 2005 Renault's contributions to such activities totaled €4.41 million, €3 million of which went to the Renault Foundation. ✦

HUMANITARIAN SPONSORSHIP

Assistance to victims of the tsunami in December 2004

In February 2005 Renault donated €1 million to assist victims of the Asian tsunami.

Forty Kangoo Kombis manufactured in Malaysia were delivered to the Red Cross through Renault's local dealerships in Indonesia, Thailand, Sri Lanka and Malaysia.

Three NGOs also shared €660,000 of aid:

- Care France spent the full €220,000 it received on getting the fishing industry in Sri Lanka back on its feet. Renault is the largest contributor to this program, which has a two-year budget of €1.2 million;
- UNICEF allocated the same amount to the rehabilitation and rebuilding of 17 schools in six districts in Sri Lanka and to the construction of temporary classrooms in the camps;
- the Red Cross used its donation from Renault to reconstruct houses in the Laamu atoll, in the Maldives.

Construction of an orphanage in Romania

In the wake of the floods that struck Romania in 2005, Renault's Dacia subsidiary there decided to help fund the project to rebuild an orphanage in Brasov that was severely damaged by the high waters. A total of €175,000 was given in 2005 to the Sera Romania foundation, which receives support from CARE. The program being carried out in partnership with the Brasov District Council will allow 45 Romanian children aged three to eight to be properly housed and to receive educational, medical and social care. The orphanage was inaugurated in January 2006.

Humanitarian action by REAGROUP

Renault's distribution subsidiary, REAGROUP France, has decided, with trade-union agreement, to use 2% of the amount available from profit-sharing to set up a humanitarian and social assistance fund. The company will make a matching grant to the fund, whose total amount is not to exceed €140,000. In 2005 this money was given to several humanitarian organizations, including:

- Rêve d'Enfance, an association operated by the students of HEC, which took children suffering from cancer on a sailboat cruise;
- Tous en Chemin, an association created by employees, which bought maintenance equipment for electric wheelchairs;
- an association in Brest, which financed the construction of a solar-powered water pump in Burkina Faso;
- a partnership initiative with Aide et Action and Enfants du Mekong to sponsor 15 children in Asia and Africa so that they can attend school until the end of their primary education;
- a partnership initiative with Planète Urgence:
  - funding for 10 Renault employees to train mechanics in Mali in a "vacation solidarity" program,
  - funding for emergency food aid for 800 people in a Touareg area and for the setting up of a medical dispensary in Senegal.

✦ Global Reporting Initiative (GRI) Directives

SOCIAL AND ETHICS SPONSORSHIP

Fondation Georges Besse: established in 1987 on the initiative of Renault, in partnership with other major French companies, this foundation awards grants to outstanding young people who would otherwise lack the financial means to fulfill their intellectual and human potential;

Fondation Marcel Bleustein Blanchet: this foundation awards 20 to 30 grants each year to young people for projects in the fields of art, technology, communication and science;

Fondation de la Deuxième Chance: established in 1998, it provides personal, technical and financial support to help people aged 18-55 overcome educational or professional difficulties;

Transparence Internationale France: this association was set up in 1993 by business leaders and decision-makers from around the world. Its members make a commitment not to engage in any act of corruption and to take concrete measures to discourage corruption.

2.6 Table of employee relations, environmental and social objectives ✦

2.6.1. Employee relations objectives

KEY OBJECTIVES

	Objective set	Due date	Situation at end-2005
HR POLICY			
Incorporate the Declaration of Fundamental Employees' Rights into Renault's supplier and management standards	2004	2006	Agreement signed in 2004 Special surveys in 2004 and 2005
Measure employee perception of various aspects of HR policy at international level	2000	-	1 survey conducted
COMPETITIVENESS			
Pursue an assertive recruitment policy, targeting new skills	-	-	10,000 recruits in 2005
Make preparations to extend working lives (1 ergonomics expert or representative at each major site)	2003	2008	90%
INTERNATIONAL EXPANSION			
Recruit at least 20% of managers with international backgrounds every year	2000	-	24%
Extend coverage of the Single Personnel Database (BPU), with a target of 125,000 employees	1998	2010	Rollout in five new sites, including four abroad Over 90,000 employees managed under BPU
SKILLS DEVELOPMENT			
Identify key competencies and business-critical skills	2000	-	Regular steering committee meetings
Develop e-learning programs	2000	-	108,000 hours
Apply the training policy at international level	2004	2006	86% of employees attended at least one training course
ATTRACT AND MOTIVATE EMPLOYEES			
Develop managerial skills *via* Renault Management programs	2004	-	2,091 managers trained in 2005
Support the dissemination of the 360° method via a progress plan for managerial practices	2003	-	5,100 managers concerned
Encourage freedom of expression by conducting a staff-wide ideas campaign	1990	-	75% participation rate
Apply the "Management of health, safety and working conditions" hallmark to all main French and international sites	2001	2007	82%
Apply the "Management of health, safety and working conditions" hallmark to all REAGROUP France sales outlets	2004	2008	26%
Support actions to combat HIV/AIDS in South Africa and Russia	2004	2006	Survey conducted
Renew the agreement on disabled staff at Renault s.a.s.	2004	2006	Rider signed ahead of new legal requirements
Sign a new profit-sharing agreement for Renault s.a.s.	2004	2007	Agreement signed for 2005, 2006 and 2007
Renew the agreement with the French government on a youth training program for low-skilled workers for the fourth time	2005	2008	2,000 young people received training

✦ Global Reporting Initiative (GRI) Directives

2.6.2 Environmental objectives

KEY OBJECTIVES

		Objective set	Due date	Situation at end-2005
CLIMATE CHANGE				
Manufacturing	Cut energy consumption per vehicle manufactured by 2.5% annually	2003	2007	2.26MWh NCV/veh.
Manufacturing	Cut CO_2 emissions by 45% compared with 1998[1]	2004	2007	216,000 tons
Product	Like all other European vehicle manufacturers, Renault is committed to achieving an average of 140g of CO_2/km for all vehicles sold in the European Union	1998	2008	147.6g/km at end-2004
Product	Expand the NGV and LPG vehicle range	Ongoing	2005	3,097 LPG vehicles sold
AIR QUALITY				
Manufacturing	Cut VOC per vehicle to 4.6kg per average vehicle manufactured	2001	2007	5.05kg/veh.
Product	Apply the Euro 4 standard across the entire range	2002	2006	Achieved
NOISE REDUCTION				
Product	Bring external noise levels on new vehicles down to 71dB(A) for gasoline models and 72dB(A) for diesel models.	1998	Ongoing	Vel Satis, Laguna, Mégane, Scénic, Modus
ENVIRONMENTAL REMEDIATION				
Continue using Simplified Risk Assessment (SRA) at all industrial facilities to prevent soil pollution		2001	Ongoing	100%
Oversee rehabilitation work when future risks are detected		2001	Ongoing	Boulogne-Billancourt, Dacia
WATER CONSERVATION				
Manufacturing	Halve water consumption per vehicle	1998	2007	6.8m3/veh.
Manufacturing	Cut flows per vehicle manufactured on all sites as follows:			
	50% cut in organic matter	1998	2007	0.26kg/veh.
	40% cut in suspended solids	1998	2007	0.11kg/veh.
Maintenance	Establish and roll out standards on the best vehicle-washing technologies (consumption of water and detergents)	2004	2006	Under way
WASTE REDUCTION AND RECYCLING				
Logistics	For European plants: reduce packaging weight to 5kg for new vehicles at the final assembly stage	2000	2009	Modus: 8kg
Logistics	For plants outside Europe: establish quantified objectives for reducing packaging waste	2004	2005	Under way
Manufacturing	Reduce ordinary industrial waste (excluding metal offcuts)[2] to 37kg per vehicle manufactured	2004	2007	53kg/veh.
Manufacturing	Reduce hazardous waste requiring treatment and elimination to 26kg per vehicle manufactured	2004	2007	28kg/veh.
Product	Increase the proportion of recycled plastics in new vehicles to 50kg	2004	2015	Scénic: 16kg Modus: 18kg Clio III: 12kg
End-of-life	Achieve an effective recovery rate of 85% for materials from the vehicle recycling industry	Depends on country	2006	Follow-up by country not available

	Objective set	Due date	Situation at end-2005
CONTINUOUS ENVIRONMENTAL MANAGEMENT			
Audit all sites every year on the environment and risk prevention	2003	2007	100% achieved
Apply the principles of sustainable development to suppliers, through norms and standards, training and assessments	2004	2007	Under way
Extend ISO 14001 certification to new sites:			
- Renault Belgium	2003	2005	Postponed to 2006
- Dacia	2003	2005	Achieved
- Avtoframos	2004	2007	Under way
Rollout of environmental training			
- Manufacturing: CAP'ECO 1	2000	2005	Achieved
- Design: CAP'ECO 2	2003	2006	Under way
- Sales and marketing activities: CAP'ECO 3	2004	2007	Under way
Establish the life-cycle inventory of new vehicles	2003	2005 Modus	Modus, Clio III
Include the environment in all the standards making up the Renault Production Way (SPR)	2004	2007	Under way
Publish an environmental report by site	2002	2007	25 main sites
Continue working with commercial partners to apply environmental management standards to the main impacts of vehicle servicing	2003	2007	Under way

(1) Scope: EEC, in line with the current European Directive on CO_2 quotas (boiler plants with a power rating of more than 20MW).

(2) All metal offcuts are recovered.

2.6.3 Social objectives

KEY OBJECTIVES

	Objective set	Due date	Situation at end-2005
GLOBAL			
Update the Code of Good Conduct and distribute it to employees	2001	2002	Achieved
Introduce rules to fight corruption	1999	2000	Achieved
Adopt the key measures recommended in official reports for improving corporate governance	2003	2004	Achieved
Establish disposal/acquisition procedures that enable understanding of the company's assets and liabilities and proper handling of the resulting responsibilities	1998	2000	Achieved
Unite the entire workforce by disseminating information from all sectors, either through conventional print media or on intranet sites	2000	2003	Achieved
Incorporate sustainable development into the company's new purchasing policy	2004	2005	Achieved
Produce one example of a practical application of Global Compact principles each year	2002	annual	Started – Ongoing
Play a leadership role in actions to promote Global Compact principles at small and mid-sized companies in the Paris region	2004	2005	Started – Ongoing
Take advantage at the corporate level, through a special procedure, of Renault's official commitments in sustainable development	2004	2005	Started – Ongoing
Develop and deploy an in-house training program to promote sustainable development practices	2004	2007	To be started
Set up and develop a national master's degree program in Transportation and Sustainable Development in association with Paris Tech	2002	2005	Achieved
Deploy the "Safety for All" program to enhance children's awareness of road safety	2000	annual	Started – Ongoing
Work out actions to improve road safety in developing countries. GRSI	2004	2006	Started
Assist in transferring road safety know-how to developing countries	2004	2006	To be started
Set up a process for capitalizing on Renault's sustainable development actions with regard to local communities	2003	2005	Started
Develop Renault's relations with NGOs involved in sustainable development	2004	2006	Started

2.6.4 A responsible company

2.6.4.1 Renault's ratings by non-financial rating agencies

Every year Renault is noted by specialized agencies for its non-financial performance in areas such as corporate governance, risk management, labor relations, and environmental and social performance.

CORE RATINGS – RENAULT'S 2005 RATING: A

(Rating scale: A+, A, B+, B, C+, C, D)

This European rating agency was set up as a subsidiary of Fitch by Geneviève Férone, who in 1997 founded Arese, a pioneer in non-financial rating in France. Core Ratings blends expertise in sustainable development with rigorous financial analysis. The Core Ratings methodology is based on an analysis of economic, social and environmental risk in the business sectors of the companies under review.

OEKOM

Oekom was originally a Munich-based publisher specialized in environmental issues. It became an environmental rating agency in 1993 and a social rating agency in 1999. Oekom also carries out ratings and special surveys for research institutes, business consultants, NGOs and businesses. Oekom covers 750 large and mid caps and 250 small caps, as well as companies in 30 OECD countries and Russia. It covers 80% of MSCI World index.

RENAULT'S 2004 RATING (NEXT ONE DUE H1 2006):

OEKOM (rating from A to D)	Rating	Ranking (among 20 companies)
Corporate governance	B	2
Social and cultural	B	2
Environmental	B	3
TOTAL	**B**	**2**

SAM (SUSTAINABLE ASSET MANAGEMENT)

SAM is an independent asset management company founded in 1995 and based in Switzerland. It specializes in setting up effective sustainable investment strategies for private and institutional investors. In 1999, together with Dow Jones & Co., it launched the first global index, DJSI World, based on sustainability benchmarks. This was followed in October 2001 by a European index of companies selected on sustainability criteria, the DJSI STOXX. Renault was added to this index in 2004 but was not included in 2005, following major improvements made by the auto industry as a whole.

RENAULT'S RATINGS IN 2004 AND 2005

	2005	2004
OVERALL RATING	**75**	**59**
Lowest score DJSI STOXX	78	59
Industry average	61	48
ECONOMIC DIMENSION	**79**	**57**
Lowest score DJSI STOXX	80	57
Industry average	65	52
ENVIRONMENTAL DIMENSION	**82**	**60**
Lowest score DJSI STOXX	78	44
Industry average	65	46
SOCIAL DIMENSION	**64**	**61**
Lowest score DJSI STOXX	69	60
Industry average	54	48

Scale from 0 to 100.

EIRIS (ETHICAL INVESTMENT RESEARCH SERVICE)

EIRIS is a charity founded in 1983 to help churches and charities apply their ethical principles to investment decisions. An independent organization, EIRIS has no prior assumptions about the ethical issues it studies and does not follow any avowed ethical principle. It tries to promote a broader vision of corporate responsibility through its research and to broaden the scope of debate on socially responsible investment. In 2001 EIRIS launched a set of ethical indices – the FTSE 4 Good – in partnership with the FTSE. All these indices have exclusion criteria such as tobacco, alcohol and military equipment. Renault is excluded from these indices because of an implicit military involvement via Renault Trucks, a subsidiary of AB Volvo, in which Renault holds a 21% stake.

VIGEO

Founded in 2002, Vigeo is an independent rating agency with three main objectives: to promote corporate social responsibility as a measurable managerial exercise, to produce a reliable rating that caters to the concrete requirements of investors and company management, and to promote a transparent and binding social rating standard.

LAST RENAULT RATING (NEXT ONE DUE MARCH 2006)

Criteria (min --/max ++)	Previous rating	Latest rating	Score
Human resources	+	++	76
Environment	+	+	46
Customers and suppliers	=	+	64
Corporate governance	=	+	51
Social responsibility (Community and Society)	+	+	42
Human rights	N/A	+	58

Scale from 0 to 100.

2

2.6.4.2. Renault is also included in the following indices

Ethical Euro (E Capital Partners) in 2004. This index includes 150 of the most socially responsible companies among European large caps. It is based on an analysis of company publications as well as the opinions of external stakeholders such as NGOs.

Aspi Eurozone (Vigeo's Advanced Sustainable Performance Indices) in 2003. This index tracks the performance of 120 leading European companies with the best sustainability and social responsibility performance. Vigeo is especially sensitive to stakeholders' interests and social aspects (human resources, corporate governance, as well as insertion in civil society).

Ethibel in 2004. This research organization for socially responsible investing takes into account two major aspects of corporate responsibility: sustainable development and dedication to stakeholders. Renault is also rated by Ethibel Excellence Sustainability Index, which includes companies that have played a significant role in sustainable development within their business sector.

4 Provisional data

These provisional data relate to 2006 and the three years of the Renault Commitment 2009 business plan.

On February 9, 2006, Renault announced:

- the financial outlook for 2006;
- the Renault Commitment 2009 business plan, whose ambition is to make and sustain Renault as the most profitable European volume car company.

To fulfill that ambition, Renault:

- plans to achieve an operating margin of 2.5% of revenues in 2006;
- makes three major commitments in the new business plan, including a profitability commitment: to achieve an operating profit margin of 6% of revenues in 2009.

These forecasts were announced within the framework of Renault Commitment 2009. They are based on several assumptions relating to internal and external factors.

4.1 Macroeconomic assumptions

Renault assumes:

4.1.1 In 2006, compared with 2005

An automobile market declining slightly in Europe and growing in the other main countries in which Renault operates;

Still high prices for raw materials;

Stable exchange rates;

An extremely competitive environment.

4.1.2 In 2009

Automobile markets stable compared with 2005 in Europe and still as competitive;

An environment characterized by rising interest rates, energy and raw material prices that remain high and an exchange rate of $1.20 to the euro.

4.2 Assumptions internal to the company

The operating margin forecast is based on the following factors:

4.2.1 In 2006

A product plan with no major vehicle launches, but with in Europe, a full year of sales of the New Clio and the launch of Phase 2 of Mégane, Espace and Trafic, and Phase 3 of Master and outside Europe, the launch of two new versions – a station wagon and an LCV – in the second half of the year to round out the Logan program.

Stable unit sales compared with 2005.

The first fruits of the action plans focusing on cost competitiveness, set forth in Renault Commitment 2009, in an environment of higher purchasing costs stemming from rising raw material prices.

Sales and profit growth outside Europe.

4.2.2 2006 to 2009

A product plan including, after the two launches announced for 2006, the launch of 24 models over 2007, 2008 and 2009, which is an average of eight models a year. Eleven of the new models will expand the lineup. The average age of Renault products sold in Europe will drop from 3.8 years in 2005 to 2.2 years in 2009.

An additional 800,000 units sold between 2005 and 2009. Renault's sales outside Europe are expected to grow from 27% of total sales to 37% in 2009.

Lower operating costs in every function of the company, breaking down as:

- for the period from 2006 through 2008: a 14% reduction in purchasing costs;
- for the period from 2006 through 2009:
  - a 12% reduction in manufacturing costs, mainly by productivity gains, and increasing the capacity utilization rate,
  - a 9% reduction in logistics costs, despite factoring in an extremely high energy price, which lowers productivity,
  - a reduction in general and administrative costs from 5.1% of revenues in 2005 to less than 4% by end-2009,
  - an 8% reduction in total distribution costs per unit in Europe, including incentives.

Optimized investments, with a target of a 50% reduction in costs in order to invest twice the amount while maintaining expenses at the same level.

Total R&D expenses and investments will not exceed 11.5% of revenues over the period from 2006 through 2009.

The forecasts presented above comply with the accounting methods used by the Renault group, which are detailed in the Notes to the 2005 Consolidated Financial Statements and on a consistent basis with 2005.

The forecasts for operating margin in 2006 and 2009 are based on data, assumptions and estimates considered reasonable by Renault. They may be modified in the event of changes in economic, financial, competitive and regulatory conditions. Furthermore, if the risks described in Paragraph 2 of Chapter 1 of the Registration Document were to materialize, that could have an impact on the Group's business and capacity to achieve the above forecasts. The achievement of the announced forecasts also implies the successful implementation of the strategy presented in Chapter 3 on Renault Commitment 2009.

4.3 Statutory Auditors' report on the profit forecasts

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English readers. This report should be read in conjunction with, and is construed in accordance French law and professional auditing standards applicable in France.

To the CEO of the Group,

In our capacity as Statutory Auditors' and in accordance with EU regulation n° 809/2004, we report on the Renault operational margins forecasts for the year 2006 and 2009 respectively, as disclosed in Section 4 "Forecasts" of the 2005 Registration document (hereafter the "profit forecasts").

It is management's responsibility to prepare the profit forecasts, together with the material assumptions upon which they are based, in accordance with the requirements of EU regulation n° 809/2004 and CESR guidance n° forecasts.

We performed our work in accordance with the professional doctrine applicable in France. Our work includes an evaluation of (i) the procedures undertaken by management in compiling the profit forecasts and (ii) the consistency of the profit forecasts with the accounting principles adopted by Renault group, i.e., the IFRS as adopted by the EU. We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with reasonable assurance that the profit forecasts have been properly compiled based on the disclosed assumptions.

Since the profit forecasts and the assumptions on which they are based relate to the future and may be therefore affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the profit forecasts and differences may be material.

In our opinion:

- the profit forecast have been properly compiled based on the disclosed assumptions;
- the basis of accounting used to prepare the profit forecasts is consistent with the accounting principles applied by Renault group, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2005.

Neuilly-sur-Seine and Paris-La Défense, March 10, 2006

The Statutory Auditors
French original signed by

DELOITTE & ASSOCIÉS

P. CHASTAING-DOBLIN A. RAIMI

ERNST & YOUNG AUDIT

J.F. BÉLORGEY D. MARY-DAUPHIN

5 Corporate governance ✦

5.1 Board of Directors

This chapter describes the management and administration methods used by Renault SA, a public listed company and parent of the Renault group. The methods also apply to Renault s.a.s., the lead holding company for Renault's automotive and financial businesses. Further to the Alliance with Nissan, the senior management of Renault s.a.s. has transferred some of its powers to the Alliance Board, without prejudice to the powers of the Board of Directors and the shareholders. This Alliance-specific management method is described in Chapter 1.3.

5.1.1 Composition and operating procedures of the Board of Directors

At December 31, 2005, the company was administered by a Board of Directors composed of 17 members:

- 13 directors appointed by the Annual General Meeting of Shareholders;
- three directors elected by employees; ✦
- one director elected by the Annual General Meeting of Shareholders on the recommendation of employee shareholders.

The term of office of directors elected by the AGM is four years. This new term of office applies only to directors appointed from 2002 onwards. The directors elected by employees and the director appointed by the AGM on the recommendation of employee shareholders serve a six-year term.

The Board of Directors appoints one of its members as Chairman. The Chairman, who must be a natural person, may stand for re-election when his term of office expires.

5.1.1.1 Board of Directors at December 31, 2005 ✦

Directors	Current offices/Functions
Louis Schweitzer • **Chairman of the Appointments and Governance Committee** Number of shares: **87,845** shares and **4,578** ESOP units Age: **63** Date of first term: **May 1992** Current term expires (AGM): **2009**	• Chairman of the Board Current offices and functions in other companies: *France:* • **Director:** BNP Paribas, Electricité de France, L'Oréal, VEOLIA Environnement • **Chairman:** Haute Autorité de Lutte contre les Discriminations et pour l'Egalité (HALDE) • **Chairman of the Board:** Festival d'Avignon, Société des Amis du Musée du Quai Branly, Cercle de l'Orchestre de Paris • **Member of the Consultative Committee:** Banque de France • **Member of the Board of public-interest institutions or associations:** Fondation Nationale des Sciences Politiques, Institut Français des Relations Internationales, Musée du Louvre, Musée du Quai Branly *Abroad:* • **Chairman of the Board:** Astra Zeneca • **Director:** AB Volvo • **Member of the Consultative Committee:** Allianz • **Vice-Chairman of the Supervisory Board:** Philips Offices or functions in the past five years no longer held: • **Director:** Cie Financière Renault, Pechiney, RCI Banque, President of the Alliance Board: Renault-Nissan b.v.
Carlos Ghosn Number of shares: **1,700** Age: **51** Date of first term: **April 2002** Current term expires (AGM): **2006**	• **President and Chief Executive Officer** • **President and Chief Executive Officer, Nissan Motor Co., Ltd.** Current offices and functions in other companies: *Abroad:* • **Director:** Alcoa, Nissan Motor Co., Ltd. • **President of the Alliance Board Renault-Nissan b.v.** Offices or functions in the past five years no longer held: • **Chairman of Nissan, Vice-Chairman of Nissan's Board** • **Director:** Sony, IBM

Directors	Current offices/Functions
Yves Audvard • Director elected by employees • Member of the International Strategy Committee Number of shares: 6 and 82 ESOP units Age: 53 Date of first term: November 2002 Current term expires (AGM): 2008	• Renault Advanced Process Design Engineer
Michel Barbier • Director elected by employees • Member of the International Strategy Committee Number of shares: 141 Age: 50 Date of first term: November 2002 Current term expires (AGM): 2008	• Renault Working Conditions Technician
Alain Champigneux • Director elected by employees • Member of the Accounts and Audit Committee Number of shares: 497 ESOP units Age: 52 Date of first term: November 2002 Current term expires (AGM): 2008	• Renault Document Manager
François de Combret* • Member of the Remuneration Committee Number of shares: 1,000 Age: 64 Date of first term: July 1996 Current term expires (AGM): 2008	• Senior Advisor to UBS Current offices and functions in other companies: *France:* • Director: Safran, Bouygues Telecom, Nexans, Care France, Musée Rodin *Abroad:* • Senior Advisor to UBS Offices or functions in the past five years no longer held: • Director: Fonds Partenaires gestion, Institut Pasteur, Sagem
Charles de Croisset* • Member of the Accounts and Audit Committee Number of shares: 1,000 Age: 62 Date of first term: April 2004 Current term expires (AGM): 2008	• Vice-Chairman, Goldman Sachs Europe Current offices and functions in other companies: *France:* • Chairman: Fondation du Patrimoine • Director: Bouygues, Thalès • Member of Supervisory Board: Euler & Hermès, SA des Galeries Lafayette *Abroad:* • Vice-Chairman of Goldman Sachs Europe Offices or functions in the past five years no longer held: • Chairman of the Supervisory Board: Nobel • Executive Director: HSBC Holdings Plc • Director: HSBC Bank Plc, HSBC CCF Asset Management Group • Board member: HSBC Guyerzeller Bank SA, HSBC Private Holding SA (Switzerland) • Permanent representative of SRRE Luxembourg (HSBC Group): Société Somarel
Jean-Louis Girodolle • Member of the Accounts and Audit Committee Number of shares[1] Age: 37 Date of first term: October 2003 Current term expires (AGM): 2007	• Inspector of Finance, Deputy Director, Treasury & Economic Policy Department, Ministry of the Economy, Finance and Industry Current offices and functions in other companies: *France:* • Director: Aéroports de Paris, Air France KLM, Autoroutes du Sud de la France, RATP Offices or functions in the past five years no longer held: none
Itaru Koeda Number of shares: 500 Age: 64 Date of first term: July 2003 Current term expires (AGM): 2009	• Co-Chairman of the Board of Directors and Executive Vice President of Nissan Motor Co., Ltd.

* *Independent Director.*
(1) Administrative regulations forbid the directors appointed by the French state from owning shares as government representatives.

Directors	Current offices/Functions
Marc Ladreit de Lacharrière* • **Member of the Remuneration Committee** • **Member of the Appointments and Governance Committee** Number of shares: **1,020** Age: **65** Date of first term: **October 2002** Current term expires (AGM): **2006**	• **Chairman and CEO, Fimalac** Current offices and functions in other companies: *France:* • **Honorary President:** Comité national des conseillers du commerce extérieur de la France • **Director:** Casino, Cassina, L'Oréal • **General partner:** Groupe Marc de Lacharrière • **Manager:** Fimalac Participations • **Member of the Consultative Committee:** Banque de France • **Member of the Board of public-interest institutions or associations:** Conseil Artistique des Musées Nationaux, Fondation Bettencourt Schueller, Fondation Nationale des Sciences Politiques, Musée du Louvre, Société des Amis du Musée du Quai Branly • **Member:** Académie des Beaux-Arts • **Member:** Institut de France *Abroad:* • **Chairman of the Board:** Fitch Ratings, Fimalac Inc • **Member of the Board:** American Friends of the Louvre • **Chairman:** Fitch Group Offices or functions in the past five years no longer held: • **Chairman:** Duff & Phelps • **Vice-Chairman:** Fondation Agir contre l'Exclusion • **Director:** Canal Plus, Fimalac Investissement, Le Siècle, SEMP SA, Engelhard-Clal • **Member of the Supervisory Board:** Groupe Flo • **Member:** Conseil stratégique pour l'attractivité de la France
Dominique de La Garanderie* • **Member of the Accounts and Audit Committee** • **Member of the Appointments and Governance Committee** Number of shares: **150** Age: **62** Date of first term: **February 2003** Current term expires (AGM): **2009**	• **Attorney (La Garanderie & Associés)** Current offices and functions in other companies: *France:* • **Honorary Chair:** Association Française des Femmes Juristes (AFFJ) • **Head of the French Delegation to the Council of Bars and Law Societies of Europe** • **Chair:** Institut français d'experts juridiques internationaux (IFEJI) *Abroad:* • **Vice-Chair:** OECD Business Sector Advisory Group on Corporate Governance Offices or functions in the past five years no longer held: • **Former chair:** Paris Bar Association • **Former member:** French Bar Council
Bernard Larrouturou • **Member of the International Strategy Committee** Number of shares: **1**[1] Age: **47** Date of first term: **February 2000** Current term expires (AGM): **2008**	• **Managing Director, CNRS** Current offices and functions in other companies: *France:* • **Director:** CNRS Editions, FIST, INIST Diffusion, I2T-SA (Institut d'Innovation Thérapeutique) Offices or functions in the past five years no longer held: • **Director:** Simulog, Thomson SA, INRIA Transfert
Henri Martre* • **Chairman of the International Strategy Committee** Number of shares: **328** Age: **78** Date of first term: **July 1996** Current term expires (AGM): **2007**	• **Honorary Chairman, Aérospatiale** Current offices and functions in other companies: *France:* • **Chairman:** Japan Committee of MEDEF International • **Director:** France Telecom, SOGEPA, SOFRADIR, ON-X • **Member of the Consultative Committee:** Banque de France • **Board member:** Commercial Aviation, CEPII, AFII • **Honorary President and Board Member:** GIFAS, AFNOR, AX • **Chairman of the Supervisory Board:** ESL Holding *Abroad:* • **Vice-Chairman of the Supervisory Board:** KLM Offices or functions in the past five years no longer held: • **Member of the Consultative Committee:** Carlyle Group Europe, Ernst and Young • **Chair:** United Nations Center for Trade Facilitation and Electronic Business

Directors	Current offices/Functions
Jean-Claude Paye* • Member of the Accounts and Audit Committee • Member of the International Strategy Committee Number of shares: 20 Age: 70 Date of first term: July 1996 Current term expires (AGM): 2006	• Attorney (Legal Advisor of Gide Loyrette Nouel) Current offices and functions in other companies: none Offices or functions in the past five years no longer held: none
Franck Riboud* • Chairman of the Remuneration Committee Number of shares: 331 Age: 50 Date of first term: December 2000 Current term expires (AGM): 2006	• Chairman and CEO, Chairman of the Executive Committee of Danone Group Current offices and functions in other companies: *France:* • **Chairman of the Board**: Compagnie Gervais Danone, Générale Biscuit • **Director**: Association nationale des Industries Agroalimentaires, Danone SA, L'Oréal, SOFINA • **Member of the Supervisory Board**: Accor • **Member representing Danone Group**: Conseil National du Développement Durable *Abroad:* • **Chairman and Director**: Danone Asia Pte Limited • **Director**: Bagley Latinoamerica sa, International Advisory Board HEC, Wadia BSN India Limited, Ona, Quiksilver Offices or functions in the past five years no longer held: • **Chairman**: Aguas Danone de Argentina sa, Termas Villavicencio • **Chairman and CEO**: Cie Gervais Danone, Generale Biscuit • **Vice-Chairman and Director**: Danone sa Danone Sabanci Gida Ve Icecek San. Ve. Tic. A.S. • **Director**: Strauss Dairy Limited, Associated Biscuits International Ltd., Ansa, Club Paris Saint-Germain, E. Pensee, Fiat, Scottish & Newcastle Plc, Victoire • **Director**: Abi Holdings Limited, Danone France • **Member of the Consultative Committee**: Banque de France • **Member of the Supervisory Board**: Cabasse, Eurazeo • **Member of the Strategy and Appointments Advisory Committee**: Danone Group • **Permanent representative of Cie Gervais Danone**: Danone France, Société des Eaux de Volvic • **Permanent representative Générale Biscuit**: LU, LU France • **Commissioner**: P.T. Tirta Investama.
Georges Stcherbatcheff • Director elected by employees • Member of the International Strategy Committee Number of shares: 2,167 ESOP units Age: 59 Date of first term: April 2004 Current term expires (AGM): 2009	• Renault Representative for Industry-Wide Standardization
Robert Studer* • Chairman of the Accounts and Audit Committee Number of shares: 1,000 Age: 67 Date of first term: July 1996 Current term expires (AGM): 2007	• Former Chairman, Union de Banques Suisses Current offices and functions in other companies: *France*: none *Abroad:* • **Director**: Espirito Santo Financial Group SA Luxembourg, Schindler Holding A.G., BASF Offices or functions in the past five years no longer held: • **Director**: Total Fina Elf, NYSE European Advisory Committee

** Independent Director.*
(1) Administrative regulations forbid the directors appointed by the French state from owning shares as government representatives.

5

The mean age of incumbent directors is 58. Every director must hold at least one registered share[14]. However, administrative regulations forbid the directors appointed by the French state from owning shares as government representatives.

The directors are not related by family ties.

To Renault's knowledge, none of its directors or senior managers have been convicted of fraud in the past five years. None of the directors have been involved as an executive in bankruptcy, receivership or liquidation proceedings in the past five years, and none have been charged or sanctioned by a statutory or regulatory authority. None of the directors have been barred by a court from serving as a member of the board of directors or of the supervisory board of a securities issuer or from serving as a manager or officer of an issuer in the past five years.

To Renault's knowledge, there are no conflicts of interest between the directors' private interests and their duties towards the company.

EXPIRATION OF TERMS OF OFFICE:

Current term expires:	Officer:
	Mr. Ghosn
	Mr. Ladreit de Lacharrière
	Mr. Paye
2006	Mr. Riboud
	Mr. Girodolle
	Mr. Martre
2007	Mr. Studer
	Mr. Audvard[1]
	Mr. Barbier[1]
	Mr. Champigneux[1]
	Mr. de Combret
	Mr. de Croisset
2008	Mr. Larrouturou
	Mr. Koeda
	Mrs. de La Garanderie
	Mr. Schweitzer
2009	Mr. Stcherbatcheff[1]

(1) Directors elected by employees and the director-elected employee shareholders are appointed following election by the relevant college.

SEPARATION OF THE POWERS OF CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

In 2005 Renault continued to incorporate best governance practices by recommending that the Board should agree, as announced, to separate the powers of Chairman of the Board of Directors from those of Chief Executive Officer. Following the Annual General Meeting of April 29, 2005, in accordance with the internal regulations adopted on February 22, 2005, the Board appointed Louis Schweitzer as non-executive Chairman and Carlos Ghosn as Chief Executive Officer. The Chairman of the Board is responsible for organizing and steering the agenda of the Board of Directors. The CEO, who takes the title of President and CEO, devotes his time entirely to managing the company, and the only limits on his powers are those set by law, the articles of incorporation and the bylaws.

The internal regulations on the new system of governance, adopted by the Board of Directors at its meeting on February 22, 2005, are set forth on page 244 of this document.

5.1.1.2 The Board of Directors in 2005

The Board met eight times in 2005.

Meetings lasted an average of three hours. The attendance rate was 87%.

The Board gave its opinion on all business placed on its agenda pursuant to the legal and regulatory requirements in force in France. The key items were:

- accounts and budget:
  - the Board approved the Group's consolidated financial statements and the individual financial statements of Renault SA and Renault s.a.s. for 2004, approved the consolidated financial statements for first-half 2005, and set the dividend to be proposed to the Annual General Meeting (AGM),
  - the Board adopted the 2006 operating and investment budget,

14. Percentage of Renault share capital held by directors: 0.03%

- the Board examined the impact of the change to IFRS on the 2004 consolidated financial statements,
- the Board agreed to issue a profit warning;

- corporate governance:
  - the Board approved the new internal regulations on the change in governance and, as a consequence:
    - separated the powers of Chairman of the Board of Directors from those of the CEO, appointed the Chairman of the Board of Directors and the President and CEO, and set the amount of their respective remuneration,
    - established two separate committees – the Appointments and Governance Committee and the Remuneration Committee – to replace the existing Appointments and Remuneration Committee as of April 29, 2005,
  - the Board ruled on personal security arrangements for the President and CEO and his family,
  - the Board extended the complementary pension scheme available for members of the Group Executive Committee to the President and CEO,
  - the Board examined the work of the Ethics and Compliance Committee,
  - the Board made a simplified self-assessment of its operating methods. It debated the criteria for director independence and altered the membership of the committees after splitting the Appointments and Remuneration Committees, in accordance with the recommendations of the AFEP/MEDEF report on the percentage of independent directors,
  - the Board adopted the Chairman's report on internal control procedures,
  - the Board analyzed and approved the answers to shareholders' questions in the run-up to the AGM;
- Group strategy:
  - in accordance with the internal regulations, the Board discussed Renault's strategic guidelines at its meeting in February 2005,
  - the Board took note of the senior executives' analysis of the company with a view to announcing a mid-term plan, and to that end, reviewed Renault's organization,
  - the Board authorized the President and CEO to bid for the minority shares in Renault Argentina SA,
  - the Board examined the financing of the Technocentre and approved the exercise of the option in 2005,
  - the Board analyzed the role of Logan in the Group's international strategy,
  - the Board analyzed the Renault group's quality policy,
  - the Board approved Renault's entry onto the Indian market, and examined the progress on the Iran and China projects;
- the Alliance:
  - the Board took note of the report of the decisions and proposals made by the Alliance Board,
  - the Board authorized the President and CEO to sign the amended documents on the creation of the Alliance incorporating the new system of governance at Renault.

PREPARATION OF BOARD MEETINGS

The Board of Directors meets as often as the interests of the company require. Meetings are convened at least eight days in advance by the Chairman. Furthermore, to enhance communication and make it easier for its members to obtain relevant documents, the Board has officially approved the creation of a hosting facility, in conjunction with its secretariat. Under this new arrangement, the meeting papers, which could not be disseminated beforehand, are made available to directors before the beginning of each meeting.

The minutes of the Board meetings are made available within four weeks of each meeting.

5

5.1.2 Audit of the Board of Directors

At its meeting on December 13, 2005 the Board of Directors made a simplified self-assessment of its membership, organization and operating procedures, based on a questionnaire sent to the directors. The document was a simplified version of the Spencer Stuart survey used for the detailed audit of the Board on December 14, 2004.

In general terms, the self-assessment confirmed the positive findings of the 2004 audit.

The Board of Directors appreciates the quality of the Board's organization and operating procedures, particularly the frequency of meetings, the relevance of the agenda and meeting documents, and the quality of discussions. The Board noted that confidentiality was fully protected. The directors were satisfied with the make-up of the Board, which includes independent directors and employee directors.

Regarding the relationship between the Board of Directors, the Chairman, and the President and CEO since the separation of powers, the Board members expressed their trust in the President and CEO.

The Board expressed an open opinion or requested improvement on the following:

- information should be provided on a more regular basis between Board meetings;
- more detailed information is requested on competition and competitors;
- a day should be set aside for an exchange of views on Renault's long-term strategy and development;

- the Board should be involved more closely in issues relating to the Alliance. Although information is provided at every Board meeting, the directors would like more detailed, concrete data;
- a formal Board meeting should be held annually to discuss prevention and management of risk, in line with the opinion of the Accounts and Audit Committee;
- regarding directors' shareholdings, the Board, in disagreement over whether to include a provision in the articles of incorporation or make a recommendation on this matter, decided it was not important enough to warrant either;
- although the work of the Committees is considered positive and satisfactory, the Board would like to have a more detailed report of the work of the Appointments and Remuneration Committees.

The Chairman of the Board of Directors and the Committees concerned will endeavor to take the directors' requests on these points into account.

Furthermore, the informal lunch after the Board meeting, initiated in 2003, was repeated and will be pursued in the future. It gives directors an opportunity to exchange views with members of the Renault Management Committee.

5.1.3 Assessment of director independence ✦

The Board considered it vital, first and foremost, to recall the personal qualities expected of directors, namely experience of the company and the automotive industry, a personal commitment to the work of the Board and its Committees, a sound grasp of business and finance, the courage to express minority opinions, international vision, integrity, and loyalty.

Having reviewed those qualities, at its meeting on February 22, 2005, the Board of Directors reasserted its intention of complying with the most thorough definition of corporate governance available in France, namely the AFEP/MEDEF report. The list of directors was revised at the Board meeting of October 25, 2005, after the resignation of one of the independent directors.

At December 31, 2005, Renault's Board of Directors had eight independent directors. They were: Dominique de La Garanderie, François de Combret, Charles de Croisset, Marc Ladreit de Lacharrière, Henri Martre, Jean-Claude Paye, Franck Riboud and Robert Studer.

Excluded from the list are the representatives of the French state, the directors elected by employees, the director elected by employee shareholders, the Chairman, and the two directors appointed by Nissan, which is linked to Renault.

The Board stressed, however, that the directors elected by employees and employee shareholders, in particular, are not dependent on the company's senior executives as far as their presence on the Board is concerned. This is illustrated by the special contribution they make to the Board's proceedings.

5.1.4 Internal regulations and Directors' Charter ✦

In accordance with the recommendations of the 1995 Viénot report on corporate governance in France, which was supplemented by a second report published in July 1999, Renault's Board of Directors adopted a system of internal regulations and specialized committees in 1996.

5.1.4.1 Internal regulations

The internal regulations define the role of the Board of Directors, who together represent the company's shareholders. Renault carefully analyzes the best corporate governance practices in the AFEP/MEDEF report and makes every effort to incorporate the report's recommendations into its internal regulations (see "Supplemental information", Chapter 10.2.1, page 244).

5.1.4.2 Directors' Charter

The internal regulations are accompanied by a charter that establishes the rights and duties of members of the Board of Directors (see "Supplemental information", Chapter 10.2.2, page 248).

5.1.4.3 Compliance Officer

The Board of Directors has also adopted procedures for the use and/ or disclosure of privileged information. At its meeting on July 26, 2001, the Board of Directors appointed a Compliance Officer, who must be consulted by any permanent holder of privileged information in order to verify that individual transactions arising from the exercise of stock options, or any other transaction involving securities issued by a Group company, comply with the Code of Good Conduct and the rules in force.

The Compliance Officer reported to the Ethics and Compliance Committee on November 28, 2005. The Committee's conclusions were presented to the Board of Directors at its meeting of December 13, 2005. Among other things in 2005, the Compliance Officer:

- ensured that the procedure for the use and/or disclosure of inside information was observed when exercising options held under the 1998, 1999 and 2000 plans; no breach of the authorized procedure was found;
- updated the lists of holders of inside information when the new organization was implemented, in order to comply with the new regulations of the AMF, France's securities regulator;
- applied benchmarking to its activities, drawing a distinction between industrial corporations and banks.

5.1.5 Specialized committees of the Board of Directors in 2005

Three specialized committees were set up in 1996 to permit in-depth examination of specific topics relating to the Board of Directors' role. The Chairs of each Committee bring the Committee's opinions to the attention of the Board.

After the Joint General Meeting of April 29, 2005 a fourth committee was created when the Appointments and Remuneration Committee was split into two separate bodies – the Remuneration Committee and the Appointments and Governance Committee.

5.1.5.1. Accounts and Audit Committee

This Committee has six members: Robert Studer in the chair, Alain Champigneux, Charles de Croisset, Dominique de La Garanderie, Jean-Louis Girodolle and Jean-Claude Paye. Four members out of six are independent.

The Committee's missions are to:

- analyze the financial statements and associated disclosures before they are brought before the Board;
- ensure that the methods used to prepare the financial statements comply with the standards in force, and examine any changes to such methods;
- give opinions on the appointment or reappointment of the Statutory Auditors' and the quality of their work;
- ensure compliance with the rules on Auditors' independence;
- ensure that appropriate methods are used for internal audit;
- make recommendations to the Board on any of the above matters.

The Committee met four times in 2005 and the attendance rate was 80%.

In compliance with the legal and regulatory requirements in force in France, the Accounts and Audit Committee in particular dealt with the following matters:

- the Group's consolidated financial statements and Renault SA's individual financial statements for 2004 and first-half 2005;
- the examination of the method for transition to IFRS for the 2004 consolidated financial statements and the impact of the transition in figures. At this time, the Committee heard from the Executive Vice President, Chief Financial Officer, the Senior Vice President, Corporate Controller and the Senior Vice President, Finance, as well as from the Statutory Auditors;
- the dividend to be proposed in respect of FY 2005;
- the examination of the fees paid to the Statutory Auditors and their network and their compliance with the Auditors' Charter, which governs their work;
- the 2004 balance sheet and the analysis of the 2005 internal audit plan; methods for analyzing risk in the Group;
- the examination of the financial indicators for the Alliance;
- the examination of the organization, operation and ambit of the Group's Tax and Customs Affairs Department.

Two memos accompany the Committee's examination of the financial statements, one from the Auditors outlining the salient features of the results and the accounting principles applied; the other from the Chief Financial Officer, describing the company's risk exposures and off-balance sheet commitments.

5.1.5.2 Remuneration Committee

The Committee has three members: Franck Riboud in the chair, François de Combret and Marc Ladreit de Lacharrière. All three members are independent.

The Committee has the following missions:

- make recommendations to the Board concerning the remuneration and pension of the Chairman, the President and CEO, and other senior executives and corporate officers;
- recommend the variable portion of the fees paid to corporate officers;
- assess all remuneration and benefits paid to senior executives, including those belonging to other Group companies;
- examine the overall policy for granting options and make proposals to the Board on the policy itself and on the actual granting of options to buy or subscribe for stocks.

5

The Chairman and the President and CEO may consult the Committee on any matter that comes under its mandate.

The Committee met twice in 2005. Note that one meeting was held before the split from the Appointments Committee. The attendance rate was 100%. The main items on its agenda were:

- the stock option plan for 2005;
- the remuneration of the Chairman, the President and CEO, and members of the Executive Committee.

5.1.5.3 Appointments and Governance Committee

This Committee has three members: Louis Schweitzer in the chair, Marc Ladreit de Lacharrière and Dominique de La Garanderie. Two members out of three are independent.

The Committee has the following missions:

- submit proposals to the Board for the appointment of new directors;
- advise on the renewal of directorships that have expired;
- propose candidates to the Board in the event of unforeseen vacancies;
- submit proposals on the chairs, members and mandates of the various Committees;
- monitor corporate governance issues;
- perform an annual assessment of the operation of the Board and make recommendations for change if required.

The President and CEO may consult the Committee on any matter that comes under its mandate.

The Committee met twice in 2005. Note that one meeting was held before the split from the Remuneration Committee. The attendance rate was 100%. The main items on its agenda were:

- the examination of the Board's internal regulation reflecting the new system of governance;
- the membership of the Board of Directors, in particular the separation of powers of the Chairman of the Board and the President and CEO;
- in accordance with the official recommendations of the French financial community, the succession plan for senior executives;
- replacement of a director who resigned;
- revising the list of independent directors in accordance with the criteria in the AFEP/MEDEF report after one of the independent directors resigned.

5.1.5.4 International Strategy Committee

This Committee has six members: Henri Martre in the chair, Yves Audvard, Michel Barbier, Bernard Larroutourou, Jean-Claude Paye and Georges Stcherbatcheff. Two members out of six are independent.

The Committee's main mission is to analyze the company's international plans and present them to the Board.

The Committee met once in 2005 and the attendance rate was 100%. The main items on its agenda were:

- Renault's presence in China and Mercosur;
- the Logan program.

5.1.6 Directors' fees

The Annual General Meeting may allocate directors' fees, the amount of which remains fixed until otherwise decided.

5.1.6.1 Amount

After comparing directors' remuneration with that of other CAC 40 companies, it emerged that the members of Renault's Board received significantly less than directors of comparably sized firms. Accordingly, the Annual General Meeting on April 29, 2003 voted an annual amount of €600,000[15] to be apportioned among the directors for the current year and subsequent years, until further notice. The Board is responsible for allotting these fees.

5.1.6.2 Rules for apportioning

It was proposed to the Board that directors' fees be divided into:

- a fixed portion, linked to the responsibilities arising from membership of the Board;
- a variable portion, linked to directors' actual attendance.

Two additional fees may also be paid:

- one for sitting on one of the committees;
- the other for chairing a committee.

15. The amount of €600,000 is the median of directors' fees paid by other CAC 40 companies.

5.1.6.3 FY 2005 ✦

The Board of Directors, meeting on April 29, 2003, adopted the procedures for allocating directors' fees.

Directors' fees for the 2005 fiscal year are allocated as follows:

- €14,000 for membership of the Board (the sum is calculated on a time-apportioned basis);
- €14,000 at most for attendance, the sum being calculated in proportion to the director's actual presence at Board meetings;
- €4,500 for sitting on one of the Board's committees (the sum is calculated on a time-apportioned basis);
- €4,500 for chairing one of the Board's committees (the sum is calculated on a time-apportioned basis).

In 2005, total fees allocated to directors amounted to €552,332 (€540,119 in 2004).

The Board met eight times in 2005.

FEES ALLOTTED TO DIRECTORS FOR THE YEAR, DEPENDING ON ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

	Attendance	Total fees received in €[1]	
Directors	**in 2005**	**2005**	**2004**
Mr. Schweitzer	8/8	28,000	28,000
Mr. Ghosn	6/8	24,500[2]	17,500[2]
Mr. Audvard	8/8	32,500	32,500
Mr. Barbier	8/8	32,500	32,500
Mr. Champigneux	8/8	32,500	32,500
Mr. de Combret	8/8	32,500	32,500
Mr. de Croisset	8/8	32,500	21,184
Mr. Girodolle[3]	8/8	32,500	32,500
Mr. Koeda	4/8	21,000[2]	24,500[2]
Mr. Ladreit de Lacharrière	6/8	32,045	29,000
Mrs. de La Garanderie	8/8	33,338	30,750
Mr. Larrouturou[3]	4/8	25,500	30,750
Mr. Martre	8/8	37,000	37,000
Mr. Paye	8/8	37,000	37,000
Mr. Pinault[4]	1/6	14,198	18,934
Mr. Riboud	7/8	35,250	33,500
Mr. Stcherbatcheff	8/8	32,500	21,184
Mr. Studer	8/8	37,000[2]	37,000[2]

(1) Fees allocated on the basis of Board membership, attendance of Board meetings, membership and/or chairmanship of one of the Board's committees.

(2) Fees allocated to overseas directors correspond to the gross amount paid by Renault.

(3) These directors represent the French state.

(4) These are directors whose appointment began or ended during the year.

For some directors, particularly the directors representing the French state, in view of their mandate, the fees are instead paid at their request either to the Trésor Public or to the trade union they represent.

✦ Global Reporting Initiative (GRI) Directives

5.2 Management bodies at January 1, 2006 ✦

Two Committees form Renault's senior management bodies:

- the Group Executive Committee;
- the Renault Management Committee.

5.2.1 Group Executive Committee

The Group Executive Committee comprises six members plus the President and CEO:

- Executive Vice President, Sales and Marketing, and Light Commercial Vehicles;
- Executive Vice President, Plan, Product Planning and Programs;
- Executive Vice President, Manufacturing and Logistics;
- Executive Vice President, Chief Financial Officer;
- Executive Vice President, Engineering and Quality;
- Corporate Secretary General, Executive Vice President, Group Human Resources.

The Group Executive Committee meets once a month and at seminars held twice a year.

5.2.2 Renault Management Committee

The Renault Management Committee comprises 27 members, and includes the members of the Group Executive Committee. Those members of the Renault Management Committee who do not sit on the Group Executive Committee have a superior who is on the Group Executive Committee. The Senior Vice President, Purchasing, the Senior Vice President, Corporate Controller, the Senior Vice President, Corporate Communications, the Special Advisor to the President and CEO, the Senior Vice President, CEO Office, the Senior Vice President, Corporate Design, the Senior Vice President, International Operations, Northern Latin America and Public Affairs, and the Senior Vice President, Mercosur report directly to the President and CEO.

The Renault Management Committee meets once a month and at seminars held twice a year.

5.2.3 Group Executive Committee and Management Committee

Carlos Ghosn*	President and CEO
Patrick Blain*	Executive Vice President, Sales and Marketing
Marie-Christine Caubet	Senior Vice President, Market Area Europe
Jacques Chauvet	Senior Vice President, Market Area France
Jean-Pierre Corniou	Senior Vice President, Information Technologies and Systems
Marie-Françoise Damesin	Senior Vice President, Corporate Communications
Alain Dassas	Senior Vice President, Finance
Rémi Deconinck	Senior Vice President, Product Planning
Odile Desforges	Senior Vice President, Purchasing – Chairman and Managing Director, Renault-Nissan Purchasing Organization
Jean-Baptiste Duzan	Senior Vice President, Corporate Controller
Michel Faivre-Duboz	Senior Vice President, Vehicle Engineering Development and Guyancourt site
Philippe Gamba	Chairman and CEO, RCI Banque
Manuel Gomez	Special Advisor to the President and CEO
Michel Gornet*	Executive Vice President, Manufacturing and Logistics
Kazumasa Katoh	Senior Vice President, Powertrain Engineering and Rueil-Lardy site
Philippe Klein	Senior Vice President, CEO Office
Jacques Lacambre	Special Advisor to the Executive Vice President, Engineering and Quality
Patrick Le Quement	Senior Vice President, Corporate Design
Benoît Marzloff	Senior Vice President, Strategy and Marketing
Luc-Alexandre Ménard	Senior Vice President, International Operations and Northern Latin America and Public Affairs
Bruno Morange	Senior Vice President, Light Commercial Vehicles
Thierry Moulonguet*	Executive Vice President, Chief Financial Officer
Patrick Pelata*	Executive Vice President, Plan, Product Planning and Programs
Pierre Poupel	Senior Vice President, Mercosur
Jean-Louis Ricaud*	Executive Vice President, Engineering and Quality
Yann Vincent	Senior Vice President, Quality
Michel de Virville*	Corporate Secretary General, Executive Vice President, Group Human Resources

** Members of the Group Executive Committee.*

Georges Douin, Executive Vice President, Product and Strategic Planning and International Operations, was a member of the Group Executive Committee until July 1, 2005.

ORGANIZATION CHART AT JANUARY 1, 2006


• Carlos Ghosn: President and CEO
• Patrick Blain: Executive Vice President, Sales and Marketing
Marie-Christine Caubet: Senior Vice President, Market Area Europe
Jacques Chauvet: Senior Vice President, Market Area France
Benoît Marzloff: Senior Vice President, Strategy and Marketing
Bruno Morange: Senior Vice President, Light Commercial Vehicles
• Michel Gornet: Executive Vice President, Manufacturing and Logistics
• Thierry Moulonguet: Executive Vice President, Chief Financial Officer
Jean-Pierre Corniou: Senior Vice President, Information Technologies and Systems
Alain Dassas: Senior Vice President, Finance
Philippe Gamba: Chairman and CEO, RCI Banque
• Patrick Pelata: Executive Vice President, Plan, Product Planning and Programs
Rémi Deconinck: Senior Vice President, Product Planning
• Jean-Louis Ricaud: Executive Vice President, Engineering and Quality
Michel Faivre-Duboz: Senior Vice President, Vehicle Engineering Development
Kazumasa Katoh: Senior Vice President, Powertrain Engineering
Jacques Lacambre: Special Advisor to the Executive Vice President, Engineering and Quality
Yann Vincent: Senior Vice President, Quality
• Michel de Virville: Corporate Secretary General, Executive Vice President, Group Human Resources
Marie-Françoise Damesin: Senior Vice President, Corporate Communications
Odile Desforges: Senior Vice President, Purchasing – Chairman and Managing Director, Renault-Nissan Purchasing Organization
Jean-Baptiste Duzan: Senior Vice President, Corporate Controller
Manuel Gomez: Special Advisor to the President and CEO
Philippe Klein: Senior Vice President, CEO Office
Patrick le Quément: Senior Vice President, Corporate Design
Luc-Alexandre Ménard: Senior Vice President, International Operations, Northern Latin America and Public Affairs
Pierre Poupel: Senior Vice President, Mercosur

• Members of the Group Executive Committee (CEG)

5.3 Audits

5.3.1 Auditors' Charter ✦

The Financial Security Act, Title III, contains provisions on the legal auditing of accounts, particularly, Article 104, on Auditors' independence. Pursuant to those provisions, in 2004 Renault, together with the Statutory Auditors and under the Chairman's authority, took the initiative of drafting a Charter on auditor engagements and independence and cosigning it with them. In addition to defining the scope of application, the charter addresses the separation of engagements by specifying those inherent to the Statutory Auditors' function and therefore authorized automatically, and those that cannot be performed by Statutory Auditors and their network because they are incompatible with the Auditors' mandate. Further, it specifies the additional or complementary assignments that may be performed by the Statutory Auditors and their network, and how those assignments are to be authorized and supervised. The charter also includes the undertaking of independence and sets the rules for partner rotation.

The Charter governs the relationship between the Renault group (the parent company and the fully-consolidated French and international subsidiaries) and its Statutory Auditors. The Auditors are responsible for ensuring that the charter is applied by members of their network acting as external auditors for fully-consolidated subsidiaries and also for policing compliance with the regulations in force in countries where Group companies are established.

5.3.2 Auditors

5.3.2.1 Statutory Auditors

Deloitte & Associates – represented by Pascale Chastaing-Doblin and Amadou Raimi
185 Avenue Charles de Gaulle
92200 Neuilly sur Seine, France

Ernst & Young Audit – represented by Jean-François Bélorgey and Daniel Mary-Dauphin
11 Allée de l'Arche
92400 Courbevoie, France

Deloitte & Associates was appointed by the French Finance Ministry on April 25, 1990. It was reappointed by the Joint General Meeting of June 7, 1996 for another six-year term and by the Joint General Meeting of April 26, 2002 for a further six years. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Ernst & Young Audit was appointed by the French Finance Ministry on March 27, 1979. It was reappointed by the Joint General Meeting of June 7, 1996, then the Joint General Meeting of April 26, 2002 for a six-year term. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

5.3.2.2 Alternate Auditors

BEAS
Alternate for Deloitte & Associates
7-9 Villa Houssay
92200 Neuilly sur Seine, France

Gabriel Galet
Alternate for Ernst & Young Audit
11 Allée de l'Arche
92400 Courbevoie, France

The alternate auditors were appointed by the Joint General Meeting of June 7, 1996 for a six-year term. They were reappointed by the Joint General Meeting of April 26, 2002 for another six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

5.3.3 Fees paid to Statutory Auditors and their network

The audit fees recognized in 2005 by Renault SA and its fully-consolidated subsidiaries for the engagements and assignments performed by the Statutory Auditors and their networks can be broken down as follows:

	Ernst & Young network				Deloitte & Associés network			
	2005		2004		2005		2004	
(€ thousands)	Amount ex. tax	%	Amount ex. tax	%	Amount ex. tax	%	Amount ex. tax	%
1. AUDIT								
1.1 Statutory audit	6,118	93.6	5,216	67.2	6,234	85.5	5,649	76.6
1.2 Additional assignments and audit engagements	33	0.5	1,818	23.4	411	5.6	929	12.6
Subtotal	**6,151**	**94.2**	**7,034**	**90.6**	**6,645**	**91.1**	**6,578**	**89.2**
2. OTHER SERVICES								
2.1 Tax	310	4.7	546	7.0	564	7.7	746	10.1
2.2 Organization consulting								
2.3 Other services	72	1.1	184	2.4	82	1.1	54	0.7
Subtotal	**382**	**5.8**	**730**	**9.4**	**646**	**8.9**	**800**	**10.8**
TOTAL FEES	**6,533**	**100.0**	**7,764**	**100.0**	**7,291**	**100.0**	**7,378**	**100.0**

For both networks, tax services mainly cover the Group's foreign subsidiaries.

5

5.4 Interest of senior executives

5.4.1 Remuneration of senior executives and corporate officers

5.4.1.1 Remuneration of senior executives

PROCEDURE FOR DETERMINING REMUNERATION ✦

Members of the Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance in the previous year. Economic performance is assessed by three criteria: the difference between budgeted and actual operating margin; return on equity; and progress made towards reducing warranty costs.

REMUNERATION IN 2005 ✦

In 2005 the total consideration paid to the 27 members of the Renault Management Committee amounted to €12,475,635, of which €8,774,620 for the fixed portion (compared with €14,656,345 and €9,813,545, respectively, in 2004). Note that there were 29 members in 2004.

Renault Management Committee members do not receive directors' fees from Group companies in which they hold senior office.

5.4.1.2 Remuneration of corporate officers

The criteria for calculating the variable remuneration of the Chairman and CEO and the President and CEO are set by the Board of Directors, on the recommendation of the Appointments and Remuneration Committee. They are consistent with the criteria applied to the members of the Group Executive Committee and the Renault Management Committee:

- return on equity;
- difference between budgeted and actual operating margin.

There is an additional, qualitative criterion linked to strategy and management.

The variable remuneration of the President and CEO is set by the Board of Directors as a percentage of the fixed portion, at between 0% and 150%. For 2005, that percentage was 100%.

The total remuneration of the President and CEO was as follows (in €):

Year	Fixed portion	Variable portion for the year, paid out the following year	In-kind benefits	Directors' fees for the year, paid out the following year	Total annual remuneration	Total remuneration paid during the year
2005	800,000 (for 8 months)	800,000	4,815	24,500	1,807,172*	982,672*

* Including a relocation allowance of €177,857.

Regarding the Chairman of the Board of Directors of Renault (the former Chairman and CEO), the variable portion paid in respect of his function as Chairman and CEO of Renault (from January to April 2005) was set by the Board of Directors at a rate of between 0% and 150% of the fixed portion. For 2005, this rate was 100%.

Accordingly, the total remuneration of the Chairman of the Board of Directors (the former Chairman and CEO) was (in €):

Year	Fixed portion	All-inclusive payment for duties as Chairman of the Board of Directors(2)	Variable portion for the year, paid out the following year	In-kind benefits	Directors' fees for the year, paid out the following year	Total annual remuneration	Total remuneration paid during the year
2005 (MAY-DEC.)(1)	600,000	133,334	0	4,926	28,000	1,366,260	2,192,926
2005 (JAN.-APRIL)	300,000		300,000				
2004	900,000		1,260,000	4,899	28,000	2,192,899	1,982,899
2003	900,000		1,050,000	3,812	28,000	1,981,812	1,970,312

(1) The renewal of the €900,000 fixed portion paid to the Chairman of the Board from May 1 is an amount close to that he would have received if he retired at that date.
(2) €200,000 for a full year.

The President and CEO and the Chairman of the Board of Directors also have a complementary pension scheme.

Further to the meeting of the Board of Directors on October 28, 2004, both the President and CEO and the Chairman are entitled to benefit from the complementary pension scheme set up for members of the Group Executive Committee. This comprises:

- a defined contribution scheme equivalent to 8% of annual remuneration, paid for by the company and the beneficiary;
- a defined benefit scheme capped at 30% of remuneration;
- an additional defined benefit scheme capped at 15% of remuneration (with a specific requirement on length of tenure).

The combined total of these schemes – basic, complementary and additional – is capped at 50% of remuneration.

Currently, total retirement benefits, including complementary benefits, to which senior executives, including the President and CEO are entitled, are estimated at between 30% and 45% of their final remuneration, owing to differences in seniority at Renault and on the Group Executive Committee.

5.4.2 Stock options granted to senior executives and corporate officers

5.4.2.1 Legal framework

In its twenty-sixth resolution, the Joint General Meeting of April 29, 2003 authorized the Board of Directors to make one or more grants of stock options to employees of the company and its related companies, in conformity with Article L. 225-180 of the Commercial Code. These options give holders the right to subscribe for new shares of the company, issued in connection with a capital increase, or to buy shares of the company lawfully repurchased by it.

If these options are exercised, the number of shares thus purchased or subscribed shall not exceed 2% of the share capital at the time.

5.4.2.2 General policy

APPOINTMENTS AND REMUNERATION COMMITTEE

The Board of Directors approves the stock option plan on the basis of the report of the Appointments and Remuneration Committee. The Committee examines proposals from the President and CEO, to grant options to Group employees, in compliance with the general arrangements set by the Annual General Meeting. The President and CEO does not take part in the Committee's proceedings when the matter under review concerns him personally.

AIMS OF THE STOCK OPTION PLAN

The main aim of the stock option plan is to involve Renault executives worldwide, particularly the members of management bodies, in building the value of the Group – and hence Renault's share price – by allowing them to have an ownership interest in the company.

The plan also makes it possible to single out those executives who, by their actions, make an especially positive contribution to the Group's results.

In addition, the plan helps to secure the loyalty of those executives for whom the Group has long-term ambitions, in particular "high-flyers", i.e. young executives with strong potential. Stock options help to increase the commitment of these staff members and motivate them to work for the company's advancement and growth.

The plan buttresses the role of the Group's responsibility centers in Europe and the rest of the world. In the Automobile Division it applies in particular to sales subsidiaries, vehicle and powertrain engineering teams, managers of body assembly and powertrain plants, industrial subsidiaries and all the heads of vehicle and powertrain programs and projects. The plan also applies to the Sales Financing Division, and to the heads of the Group's major support functions.

GRANT POLICY

Grants of options vary according to the grantee's level of responsibility and contribution to the company, an appraisal of their performance and results, and, for younger staff members, an assessment of their development potential.

Senior executives and managing executives

The senior executives are the President and CEO and the members of the Renault Management Committee, including the six members of the Group Executive Committee.

In principle, other managing executives are granted options each year, based on the same criteria as those applicable to other senior executives, namely levels of responsibility, performance and results. The quantity of options granted can vary significantly depending on individual appraisals. Some managing executives may receive none. The allocation factor ranges from 1 to 4, with a median of 1,000 options in 2004.

Other executives benefiting from the plan

The plan's other beneficiaries are generally senior managers and high-flyers with strong professional or managerial potential aged 45 and under. Grants are generally made every one to three years or more, but never more than two years running. An array of complementary systems is used to assess and select grantees (annual performance and development review, Careers Committees, personal monitoring for high-flyers, performance-related bonuses). Taken together, these systems form a comprehensive observation platform from which the most deserving executives can be singled out.

Annual performance and development reviews

Annual performance and development reviews are used to make a precise, written review of past performance and to define written goals for the coming year. All managerial staff without exception (i.e. including senior executives and managing executives) undertake a performance appraisal with their immediate superior, and, where appropriate, their line manager and project manager. The results of the session are reviewed and graded by the next level of management. The annual performance and development review provides the opportunity to precisely measure the interviewee's past inputs and the importance of his or her future missions. It is also used to analyze the managerial capacity and the progress to be made vis-à-vis benchmarks set by senior management. The same benchmarks are used for the 360° evaluation shared every year since 1999 between executives and their direct superior alone. More than 4,603 members of management committees received their 360° evaluation in 2005.

Careers Committees

The purpose of Careers Committees is to review all positions of responsibility within the company and to assess the contributions of the incumbents. They also seek to forecast possible changes in the job profile of individual staff members and the persons designated to replace them, either under normal circumstances or immediately should the need

5

arise. The Careers Committees meet monthly in all the Group's major divisions and departments throughout the world. This system makes it possible to permanently update collective assessments of individual staff members and it enables senior managers to submit the names of possible option grantees to the President and CEO with full knowledge of the facts. A General Careers Committee, chaired by the President and CEO and composed of the members of the Group Executive Committee, examines nominations for 167 key positions (known as "A Positions") and is responsible for manpower planning for these jobs. With this method, managers at different levels can focus more tightly on future senior executives or managing executives.

High-flyers

Particular attention is paid to the action and development of young high-flyers, who are monitored closely. Each year, the Careers Committees meticulously update the P List, comprising young high-flyers with strong professional or managerial potential likely to become senior managers, and the P1 List, composed of executives destined to become managing executives or senior executives. Additions to the P1 List are decided by the General Careers Committee.

Since 1999, in an effort to improve transparency, high-flyers (P or P1) have been duly informed of their status by their managers during their annual performance and development review.

Human Resources Advisors

The management committees of all major Group divisions and departments have a Human Resources Advisor (HRA), who is responsible for assessing and permanently monitoring all the executives coming within his or her bailiwick. Since HRAs are coordinated centrally on a regular basis, managers can be sure that the human resources policy is properly implemented, that the abovementioned processes are followed, and that individual careers are optimally managed, particularly in terms of mobility assignments and training. HRAs are important because they marshal and summarize the assessments and judgments made by different managers and are therefore in a better position to select potential stock option grantees.

The options granted under Plans 1 to 9 give the right to buy existing shares. The options granted under Plans 10 and 11 give the right to subscribe for new issues.

AGM authorization June 7, 1996

	Plan 1	Plan 2
Date of grant/Date of Board meeting	Oct. 22, 96	Oct. 28, 97
Option start date	Oct. 23, 99	Oct. 29, 02
Expiration date	Oct. 21, 06	Oct. 27, 07
No. of grantees	273	310
Total options granted	446,250	553,750
o/w Members of Renault Management Committee(1)(2)(4)	128,000	163,000
Strike price (€)	17.57	24.89
Discount	5%	5%
Options exercised at 31/12/2005	399,530	437,754
Options lapsed at 31/12/2005	19,300	18,400
Options outstanding at 31/12/2005(3)	27,420	97,596

(1) The Renault Management Committee at the date on which the stock options were granted.

(2) Including grants to Mr. Schweitzer of 20,000 stock options in 1996, 30,000 in 1997, 140,000 in 1998, 200,000 in 1999, 140,000 in 2000, 100,000 in 2001, 130,000 in 2002, 100,000 in 2003 and 200,000 in 2004.

(3) Under Plans 1 to 9, a total of 9,528,964 were unexercised at December 31, 2005.

(4) Including grants to Mr. Ghosn of 20,000 stock options in 1997, 70,000 in 1998, 200,000 in 1999 and 200,000 in 2005.

AGM authorization June 11, 1998

Plan 3	Plan 4	Plan 5	Plan 6	Plan 7	Plan 8
Oct. 27, 98	March 16, 99	Oct. 19, 99	Sep. 7, 00 & Oct. 24, 00	Dec. 18, 01	Sep. 5, 02
Oct. 28, 03	March 17, 04	Oct. 20, 04	Sep. 8, 05 & Oct. 25, 05	Dec. 19, 06	Sep. 6, 07
Oct. 26, 08	March 15, 09	Oct. 18, 09	Sep. 6, 10 & Oct. 23, 10	Dec. 17, 11	Sep. 4, 12
410	4	384	638	858	809
1,912,500	300,000	1,825,900	1,889,300	1,861,600	2,009,000
670,000	280,000	830,000	750,000	505,000	645,000
32.13	40.82	50.94	49.27 & 49.57	48.97	49.21
N/A	N/A	N/A	N/A	N/A	N/A
1,054,890	50,000	536,266	243,946	6,000	3,000
76,500	30,000	118,500	123,450	44,500	19,300
781,110	220,000	1,171,134	1,521,904	1,811,100	1,986,700

@ **Find out more at renault.com** *(http://www.renault.com)*

AGM authorization April 29, 2003

	Plan 9	Plan 10	Plan 11
Date of grant/Date of Board meeting	Sep. 8, 03	Sep. 14, 04	Sep. 13, 05
Option start date	Sep. 9, 07	Sep. 15, 08	Sep. 14, 09
Expiration date	Sep. 7, 11	Sep. 13, 12	Sep. 12, 13
No. of grantees	813	758	639
Total options granted	1,922,000	2,145,650	1,631,093
o/w Members of Renault Management Committee[1] [2] [4]	605,000	695,000	650,000
Strike price (€)	53.36	66.03	72.98
Discount	N/A	N/A	N/A
Options exercised at 31/12/2005	3,000	3,000	0
Options lapsed at 31/12/2005	7,000	3,000	0
Options outstanding at 31/12/2005[3]	1,912,000	2,139,650	1,631,093

(1) The Renault Management Committee at the date on which the stock options were granted.

(2) Including grants to Mr. Schweitzer of 20,000 stock options in 1996, 30,000 in 1997, 140,000 in 1998, 200,000 in 1999, 140,000 in 2000, 100 000 in 2001, 130,000 in 2002, 100,000 in 2003 and 200,000 in 2004.

(3) Under Plans 1 to 9, a total of 9,528,964 were unexercised at December 31, 2005.

(4) including grants to Mr. Ghosn of 20,000 stock options in 1997, 70,000 in 1998, 200,000 in 1999 and 200,000 in 2005.

In FY 2005:

- the following stock option grants were made to corporate officers:
  - Mr. Ghosn, 200,000 options at the price of €72.98, with an expiry date of September 12, 2013;
- options exercised by corporate officers included the following:
  - Mr. Schweitzer, 10,000 options at the price of €24.89, with an expiry date of October 27, 2007; 10,000 options at €32.13, with an expiry date of October 26, 2008; 8,300 options at €32.13, with an expiry date of October 26, 2008,
  - Mr. Ghosn, 20,000 options at the price of €24.89, with an expiry date of October 27, 2007; 30,000 options at €32.13, with an expiry date of October 26, 2008; 20,000 options at €32.13, with an expiry date of October 26, 2008; 20,000 options at the price of €32.13, with an expiry date of October 26, 2008;
- the 10 largest stock option grants made under the September 13, 2005 plan (excluding grants to corporate officers) were for a total of 253,000 options at a price of €72.98, with an expiry date of September 12, 2013;
- the 10 largest lots exercised in 2005 (excluding options exercised by corporate officers) comprised 219,000 options at an average price of €46.66 (i.e. 48,000 options exercised at €32.13 under the October 1998 plan, 151,000 options exercised at €50.94 under the October 1999 plan, 20,000 options exercised at €49.27 under the October 2000 plan).

5.4.2.3 Supplemental information

- Loss of entitlement is governed by regulatory provisions, i.e. total loss in the event of resignation, and individual decision in the event of dismissal;
- No Group subsidiary operates a stock option plan for its own shares.

5

6 Risk management

The Renault group makes every effort to control the risks inherent in its activities and ambitions, namely financial risk, operational risk and legal risk. This chapter will describe the most significant of these risks, together with the procedures put in place to limit their scope and frequency of occurrence. However, as the Group expands internationally, enters new partnerships, and becomes more IT-dependent – and as new malicious behaviors emerge – existing risks are being exacerbated and new ones created. These factors can increase the severity of potential crisis and the damage they may cause. For this reason Renault must step up its efforts to control risk, which is an inevitability for any industrial enterprise.

Risk management is therefore an integral part of the Group's operational management (Nissan and Volvo have their own risk management policies and procedures).

There are two levels of responsibility in the present organization:

- at corporate level, the Risk Management Department provides methods and an all-encompassing vision to identify major risks and to prevent them, in particular by monitoring them with risk-mapping techniques;
- in all entities involved in business-critical processes, the competencies and the experts capable of identifying, prioritizing and supplying risk mitigation solutions are identified.

6.1 Types of risk

6.1.1 Operational risks

6.1.1.1 Geographical risk

RISK FACTORS

The Group has commercial and/or industrial operations in countries outside Western Europe, notably South Korea, Romania, Brazil, Argentina, Turkey, Colombia, Chile, Russia, and Morocco. The Group's sales outside Western Europe accounted for over 31% of total worldwide sales. This share is set to grow, given the Group's development strategy.

The Group's activities in non-Western European countries involve a number of risks. These include economic instability (fluctuation of GDP, interest rates and exchange rates), governmental instability and changes in regulations (currency controls).

LONG-TERM AND CONTINUOUS PREVENTION MEASURES

Industrial risk

The decision to set up industrial bases in countries outside Western Europe was taken as part of a growth strategy that factors the risks of instability into an overall industrial approach.

Renault's industrial and commercial investments outside Western Europe are geographically diversified, making it possible to pool the portfolio of risks at company level. Patterns of GDP growth and solvency vary from one region of activity to another and are often counter-cyclical.

The Group is pursuing a policy aimed at stepping up local content in its emerging-country production units. The aim is to use capacity more efficiently, exporting to other areas when domestic markets falter and where exchange rate movements improve the price competitiveness of products outside the country.

Commercial risk

The Group hedges all financial flows arising from commercial activities in emerging countries. Two types of hedging instrument are given priority, namely bank guarantees (standby letters of credit from leading banks) and short-term export credit guarantees (global/commercial/political cover from Coface).

ACTIONS AND IMPROVEMENTS

Existing systems were enhanced as of 2004 by developing and implementing tools and indicators to better capture and analyze the Group's geographical risk.

Country risk premium

Geographical risks are taken into account by demanding a higher level of profitability from any new investment project in an emerging country. The risk premium added to the standard rate of return is determined from market indicators and revised periodically.

Short-term liquidity risk

A trend indicator is used to monitor risk, including liquidity risk, in the countries where the Group operates. By tracking this periodically updated indicator, the Group can adjust its financing policy *vis-à-vis* its subsidiaries in the light of developments in each country.

Intra-Group financial flows

The Group has set up a radial financial and invoicing system for its intra-Group financial flows that will centralize financial-risk management. The aim is to use a single procedure to provide financial cover on competitive terms. The industrial subsidiaries sell their export products to Renault s.a.s., which sells them on to the import subsidiaries, granting them supplier credit with risks covered by the parent company.

6.1.1.2 Product quality risk

RISK FACTORS

Developments in the automotive industry are characterized by the emergence of systems with increasingly sophisticated technologies. This applies not just to active safety (power steering and braking, etc.) and passive safety (restraint systems, etc.) but to most of the systems used in modern automobiles.

This has resulted in explosive growth in remote-control systems powered by onboard electronics. Significantly, drivers now have less and less direct responsibility for the operation of these systems. As a result, carmakers are exposed to product liability to a much greater extent than in the past.

LONG-TERM AND CONTINUOUS PREVENTION MEASURES

When a new vehicle is designed, Renault sets up a system to identify, assess and control risks created by the installed equipment:

- this system includes a specific organization for controlling risks, defining and ensuring compliance with standards, and methods and tools for operational safety;
- it extends to the manufacturing, delivery to the customer, maintenance/repair and end-of-life phases of the vehicle.

The incident handling system has also been improved through:

- more rapid detection of incidents so that they can be brought to the attention of the appropriate functional experts as quickly as possible;
- closer proximity between the incident-detection and impact-analysis functions, thereby improving conditions for making assessments and taking corrective measures;
- formal rules for dealing with incidents and recall campaigns.

The Vigilance Committee, in the Quality Department, sees that measures for detecting, preventing and dealing with incidents are properly carried out.

Renault has put in place an organization to limit the number of incident-exposed vehicles. The gravity and safety impact of incidents are assessed and the risk is dealt with as quickly as possible, notably in the event of a recall campaign.

ACTIONS AND IMPROVEMENTS

Renault has developed new quality and operational safety initiatives for its products.

It has joined with other carmakers and government authorities in an effort to find common standards for defining and assessing risks.

In addition to existing measures, Renault has taken the following actions to reduce product risk:

- definition of "Undesirable Customer Events", i.e. events that would endanger vehicle users' safety;
- application by the engineering departments of this list of "Undesirable Customer Events" to the physical objects and logical systems that could cause such events in the event of failure;
- definition of a set of best practices (shared with PSA) to be used in all areas of the company, starting with the engineering departments;
- continued awareness and training programs for the personnel through Operational Security and General Product/Corporate Safety, a unit of the Quality Department, with input from the Legal Department;
- continuous improvement of risk control practices and standards throughout the entire product life cycle.

6.1.1.3 Supplier risk

RISK FACTORS

The principal risk factors are related to:

- suppliers' financial health;
- supplier compliance with regulations and sustainable development obligations;
- the quality and long-term dependability of deliveries.

LONG-TERM AND CONTINUOUS PREVENTION MEASURES


6

Suppliers' financial soundness is reviewed on the basis of two key criteria:

- a rating system based on an analysis of the suppliers' annual report;
- dependence on Renault.

If a supplier is rated negatively on any financial criteria, this supplier is monitored at monthly meetings by the Supplier Risks Committee, which is made up of members of the Purchasing Department Management Committee, the Finance Department and the Legal Department.

The following points are regularly examined via operating performance reviews: engineering excellence, ability to respond to demand in terms of volume, quality, costs and delivery times, and quality of logistics.

Suppliers' capacity to deliver the projected volumes of parts to the plants of the Group is continually audited using Renault's "capacity benchmarking" process.

The supplier risk to Renault's image related to sustainable development is controlled mainly by:

- the inclusion of a "filter" in Renault's supplier selection processes;
- a sustainable development rating based on a self-assessment that suppliers are asked to do.

ACTIONS AND IMPROVEMENTS

In 2005 the following new actions concerning suppliers were taken:

- in the area of labor relations, the Renault Declaration of Employees' Fundamental Rights was issued to suppliers (80% of the purchases of parts and other goods and services); suppliers were asked for a formal commitment to respect the three primary criteria (elimination of child labor, elimination of forced labor, compliance with the work, health and safety conditions described in the Group Working Conditions Policy);
- in the environmental area: preparations were made with suppliers to meet the deadlines in European directives: suppliers were asked for a commitment not to use heavy metals (including Chrome6); and suppliers were given new requirements to provide detailed information on their recycling policy and networks.

Future actions:

- human and labor rights:
  - extending the request for a commitment to the three primary criteria of the Declaration of Employees' Fundamental Rights to all suppliers/purchasing families/countries,
  - more frequent on-site monitoring with existing inspections/visits/audits;
- environment:
  - recycling: experiment with suppliers in the recycling networks to achieve at minimum cost the recyclability and effective recycling rates set by Directive 2000/53/EC and then capitalize on the resulting technical and economic opportunities,
  - heavy metals: support the engineering function in providing suppliers with an auditable process for checking compliance with regulations that eliminate exemptions on heavy metals.

6.1.1.4 Industrial risk

RISK FACTORS

The Group's exposure to industrial risk is potentially significant because its industrial operations are highly concentrated and its plants are interdependent. These risks are examined and quantified every year. A formal policy of active prevention, encompassing both people and property, is applied in all production plants.

LONG-TERM AND CONTINUOUS PREVENTION MEASURES

Between 1990 and 2000 the Group endeavored to reduce the risks of machine breakdown and fire. Priority in this effort was given to the plants manufacturing powertrain systems, engines and gearboxes, followed by the vehicle assembly plants. By 2000 all existing plants had obtained the Highly Protected Risk rating, an international standard for quality.

As of 2000 the quality requirement was extended to new plants, whether constructed or purchased. A further step was taken, however, by initiating a risk-prevention policy for natural events such as storms, floods, typhoons and earthquakes. Broadening industrial risk prevention to include natural risks has averted several production stoppages recently.

PREVENTION SYSTEMS IN PLACE

The prevention policy is supported by a small team of experts at headquarters who set the standards for worldwide application and keep the risk analysis up to date. Taking over from these experts are local teams in each plant that have received training in industrial risks as well as in the Group's standards, which they are responsible for implementing. The skill level of these teams is itself one of the risk criteria. Every year, four insurance companies chosen for their expertise in specific areas verify the application of prevention/protection rules at each site. They also help to define and update these rules.

ACTIONS AND IMPROVEMENTS

The level of industrial risk prevention is high and continually improving. At engine and gearbox production plants, a risk analysis program, carried out machine by machine, was started in 2004 and continued in 2005.

It was decided in 2005 to instruct the Manufacturing Committee to examine specific risks of all kinds twice a year.

6.1.1.5 Environmental risk ✦

RISK FACTORS

Renault is dedicated to making vehicles that are environment-friendly in terms of design, manufacture, operation and recycling (see the chapter on "Environmental performance"). In addition, the Group pays careful attention to three other aspects of environmental risk:

- environmental impact of malfunctions in its plants;
- harm to individuals (personnel and people living near the plants);
- past pollution of soil and groundwater.

The most common causes of such pollution are fire, explosion, the presence of chemicals, accidental spillage, and natural disasters.

LONG-TERM AND CONTINUOUS PREVENTION MEASURES

Environmental risks

Although Renault has no high-risk installations, it still has a specific environmental management system.

This management system is coordinated by a central team of experts. Techniques and structures for identifying risks, quantifying their impact, organizing prevention and protection and defining control and management methods are implemented on all sites.

Methods and tools are defined at all management levels, including vulnerability studies, risk identification, choice of prevention and/or protection solutions, management and training procedures, and control and verification audit grid. These tools are described in Chapter 2.3.4, page 77 and following. ✦

Rehabilitation of risk areas for soil pollution from past industrial activities

From the outset, Renault has cooperated actively with the French Ministry of the Environment and Sustainable Development to implement the policy relative to polluted sites and soils introduced in 1994. The French approach is to classify risks in order of gravity by means of a simplified risk assessment followed, if necessary, by a detailed diagnosis and a detailed risk assessment, before deciding whether to clean up the sites concerned or place them under surveillance. This method has been applied to all Renault's manufacturing sites across the world.

Through this proactive approach, Renault is able to appreciate the sensitivity of all body assembly and powertrain plants. All major pollution sources have been identified by type of pollution or by type of activity and the associated risks are clearly understood. Based on this in-depth diagnosis, appropriate clean-up techniques and technical solutions can be defined, depending on the type of impacts to be monitored or the type of future development envisaged for the sites concerned. The knowledge acquired during this diagnosis phase has enabled Renault to identify its risk installations and to draw up a specific risk prevention plan applicable to all Group sites.

Environmental audits for purchase and sales agreements

The acquisition or sale of industrial and commercial activities and property must be preceded by an environmental assessment.

These audits are performed in accordance with an international procedure which comprises:

- a pre-audit;
- a phase 1 audit relative to the legal conformity of present and former activities given the hydro-geological situation and the potential environmental impact of these activities;
- a phase 2 audit to analyze soils and groundwater.

ACTIONS AND IMPROVEMENTS

Environmental risk prevention became part of standard operating procedure at the beginning of 2005. It is integrated in the Renault Production Way through the management of chemical products and waste at workstations and more generally in each site's Environment and Risk Master Plan.

To meet performance and regulatory-compliance objectives, a self-assessment tool has been developed and will be introduced at all production plants over the 2005-2006 period.

At December 31, 2005 the Group had €115 million of provisions for the enforcement of environmental regulations. The main aim of these provisions is to pay for the rehabilitation of land at Boulogne and to meet the cost of end-of-life vehicles.

6.1.1.6 Insuring against operational risk

Industrial and environmental operational risks are covered by insurance policies negotiated on a centralized basis by the Group Insurance Department. These policies are obligatory and provide all Group companies around the world with identical coverage (with the exception of subsidiaries in Chile and Colombia). They are signed with insurers and reinsurers whose financial security is monitored by specialized companies.



Three insurance policies are used to provide coverage against all operational risks:

- a policy insuring against damage and business interruption. This policy covers the risks of damage to goods and of operating losses, notably cumulative operating losses resulting from the interdependence of Renault's plants;
- a civil liability insurance policy, which covers insurable liabilities;
- a transportation insurance policy, which in particular covers the risks associated with vehicle damage caused during transportation by bad weather, hail, flooding, storms, etc.

These insurance covers are consistent with the Group's policy on risk transfer.

Their ceilings are high – up to €1.5 billion.

The deductibles on these policies could, under certain circumstances and for major claims, leave some Group companies liable for €24 million.

The reasons for raising these deductibles include the Group's consistent policy of prevention, the absence of major claims in recent years, and a desire to make each risk-bearing sector more accountable. No significant changes are planned for 2006.

✦ Global Reporting Initiative (GRI) Directives)

6.1.1.7 IT risk

RENAULT'S POLICY

Renault depends on the orderly operation of its IT systems. Most of the Group's functions and processes rely on the software tools and technical infrastructure connecting its sites.

The main risks are:

- the interruption of IT services, regardless of the cause;
- the confidentiality and integrity of data.

The RNIS/Information Systems Safety and Security Department, in the Information Technologies and Systems Department, is leading the program to reduce IT risks. This program is based on:

- an IT safety and security policy defined at Group level;
- plans for implementing this policy in projects and services and at IT sites;
- regular audits to see that security procedures and rules are properly applied.

LONG-TERM AND CONTINUOUS PREVENTION MEASURES

The following means are used to control:

- definition and promotion of IT security standards and procedures in line with international best practices (standards like ISO 17799, security benchmarks);
- support for the Group's IT projects and developments to ensure that appropriate security mechanisms are adopted;
- implementation of a permanent control plan involving internal reviews and indicators to monitor security at the Group's main IT facilities. This monitoring is used to define the security improvement plans of the Information Technologies and Systems Department. This monitoring program is presented to and validated by senior management, the departments using IS, the Corporate Audit Department and the Corporate Risk Control Department;
- independent IT audit missions conducted in parallel by the Corporate Audit Department conducts;
- an Information Systems Risk Committee, headed by the Executive Vice President, Chief Financial Officer, which meets twice a year.

ACTIONS AND IMPROVEMENTS

The main IT security projects in 2005:

- improved IT security management processes (definition of an "Information Security Management System" (ISMS) according to ISO 17799 recommendations) as part of the implementation of Cobit and ITIL standards in the Information Technologies and Systems Department;
- implemented in IT-user departments a system for monitoring the security of their business applications (designation of Information Systems Security managers by activity);
- expanded security classification efforts (new projects, plant infrastructures);
- increased managers' awareness of rights and obligations in the area of IT security (distribution of an IT security and safety "Reminder to the Manager");
- improved protection (notably virus protection and backup capabilities) in the Group's main IT processing centers through security improvement programs initiated by the Information Technologies and Systems Department;
- defined common security rules with Nissan to improve the sharing of data required for projects carried out in the Alliance;
- drew up emergency procedures for use in the event of an IT incident and reinforcing the technical architectures of the Group's strategic applications.

Projects planned for 2006 will continue these efforts and further develop the existing systems.

6.1.1.8 Distribution risk

RISK FACTORS

The type of risks to which Renault is exposed depends on the type of product distribution channel involved:

- at import subsidiaries, the main risks are related to the use of commercial resources;
- at its own distribution subsidiaries, grouped together in REAGROUP, the risks are primarily related to decentralization and the diversity of these entities;
- the financial health of dealership networks is another source of risk.

LONG-TERM AND CONTINUOUS PREVENTION MEASURES

Import subsidiaries

The Group's import subsidiaries rely on systems and procedures at central and local level to monitor the payment of commercial aid to the network and to keep costs under control.

Independent auditors undertake engagements in countries such as France and Germany to ensure that the dealerships can substantiate the aid payments they receive.

European distribution subsidiaries (REAGROUP)

Internal control at the Group's distribution subsidiaries (REAGROUP) is based on a set of standards and procedures.

Annual self-assessments are carried out in France, the UK, Spain and, since 2005, Germany and Austria using the Internal Control Quality tools.

These tools have been developed in collaboration with the Group's Audit Department. The utilization of these self-assessments is checked regularly by auditors from the Audit Department or by outside audit firms.

In 2005 REAGROUP also updated the risk map for the automobile distribution business environment.

Dealership network

Renault and RCI Banque (RCI) jointly monitor the financial health of dealerships in countries where RCI Banque is present. A rating system makes it possible to foresee and limit the risk of default or outstanding accounts. In other countries, Renault sets up a credit monitoring system.

Risk committees meet each month in countries where RCI has a presence. In countries where it has not, particularly in Central Europe, a Risk Supervision committee meets at head office every four months to examine monthly operating reports on the network's financial situation and on payment receivables.

ACTIONS AND IMPROVEMENTS

As a follow-up to the risk map it drew up in 2004, REAGROUP put in place multi-year action plans for the main risks identified. These include risks arising from measures called for under the new distribution regulation and those related to the increasing technical skills required in aftersales service.

The Group's Parts and Accessories Division, the business unit that manages spare parts and accessories distribution cross-functionally for all Renault entities, initiated action plans based on the risk map drawn up in 2004. They focus on the preparation of Renault and the network for changes in regulations, employee safety and the risk of delivery disruptions in the network due to data system failures. A special risk committee is regularly monitoring these actions.

6.1.2 Financial risks

6.1.2 General framework for controlling financial risk

For the Automobile Division, market risks are managed chiefly by the Central Cash Management Department of Renault SA, Renault Finance and Société Financière et Foncière (SFF). Renault Finance handles trading for the Renault-Nissan Alliance. Several of Nissan's European units also use SFF to centralize their cash flows.

The Sales Financing Division (RCI Banque) manages the market risk on its activities. Securities trades executed by companies in the RCI Banque group are intended solely to hedge away the risks related to the financing of the sales and inventories of the distribution networks for Renault group brands. Most of these trades are made by the trading room of RCI Banque, which plays a pivotal role in refinancing the RCI Banque group.

Furthermore, because SFF and RCI Banque are chartered as credit institutions, they are required to implement special internal control systems that meet the requirements of the French Banking Commission.

For each entity, financial risks are monitored at three levels:

- first-level control: self-monitoring by line personnel and formalized monitoring by each entity's managers;
- second-level control: carried out by internal auditors under the authority of the chief executive of the entity;
- third-level control: carried out by the control bodies (Renault Internal Audit or external firms commissioned by it). The third-level control organizations make a critical, independent analysis of the quality of the control system. The Statutory Auditors also contribute an analysis under their mandate.

Monitoring and control tools exist for each entity and, where necessary, at the consolidated Group level. The results of these controls are reported on a monthly basis.

FOREIGN EXCHANGE RISK

Automobile Division

The Automobile Division is naturally exposed to foreign exchange risk in the course of its industrial and commercial activities. Foreign exchange risk on these activities is monitored through Renault's Central Cash Management and Financing Department. Virtually all currency transactions are executed by Renault Finance, a subsidiary specialized in capital market operations for the automotive business.

Exchange rate fluctuations may have an impact in five areas:

- operating margin;
- financial results;
- share in the net income of associated companies;
- shareholders' equity;
- net financial debt.



Impact on operating margin: operating margin is subject to exchange rate fluctuations. Any exceptions must be formally authorized by the Finance Department or senior management, and the results of hedging transactions must be reported annually to Group management.

Based on the structure of its results and its operating cash flows in 2005, the Group estimates that a 1% appreciation of the euro against all other currencies would have had a negative impact of €39 million. The Group's exposures during 2005 concerned mainly the British Pound and the Turkish Lira. Under the same assumptions, a 1% rise in the euro against sterling has a negative impact of €20 million on operating margin.

Impact on financial results: investments by Automobile Division subsidiaries are mainly financed through equity contributions. In principle, other financing requirements are met in the local currency by Renault SA. Financing flows in foreign currencies handled by Renault are hedged in the same currencies, thereby ensuring that exchange rate fluctuations do not distort the financial results.

If local circumstances preclude refinancing by Renault SA, the subsidiary may tap external funding sources. External financing in non-local currencies is performed under the parent company's strict supervision. In 2005 the most significant of such cases was in Brazil. Where cash surpluses are reported in weak-currency countries, and not centralized at the parent company, deposits are made in the local currency or in a stronger currency, under the strict control of the Group's Finance Department.

Renault Finance may transact own-account business not linked to operating cash flows. If so, risks are strictly circumscribed, and forex positions are monitored and marked to market in real time. Such proprietary transactions are intended chiefly to maintain the Group's expertise on the financial markets and are managed so as to avoid material impacts on Renault's consolidated financial statements.

All these currency exposures are aggregated with those of the other entities of the Automobile Division and are included in a monthly consolidated operating report.

Impact on share in the net income of associated companies: based on their contributions to Renault's income for 2005, a 1% appreciation of the euro against the yen or the Swedish krona would have reduced Nissan's contribution by €23 million and Volvo's by €3 million, all else being equal.

Impact on shareholders' equity: equity investments in currencies other than the euro are not usually hedged. This may lead to translation adjustments, which the Group accounts for as shareholders' equity. However, the size of the Nissan investment was such that Nissan's shareholders' equity in yen has been covered by a specific foreign exchange hedge, in an amount of ¥463 billion at December 31, 2005, with maturities out to 2012. The nature and amount of each transaction are given in Note 14-G of the Notes to the Consolidated Financial Statements, page 194.

Impact on net financial debt: as mentioned above, a portion of Renault financial debt is denominated in yen so as to cover part of the investment in Nissan. A 1% increase in the euro against the yen would result in a €33 million reduction in the net financial debt of the Automobile Division.

Sales Financing Division

The consolidated foreign exchange position of RCI Banque has always been very small. No forex positions are permitted in connection with refinancing activity: RCI Banque's trading room systematically covers all the cash flows concerned.

Sales Financing subsidiaries are required to refinance in their domestic currencies and therefore have no foreign exchange exposure.

However, there may be residual or temporary forex positions related to timing differences in funds flows, which are inevitable when managing a multi-currency cash position. Any such positions are monitored daily and hedged systematically.

The foreign exchange position at December 31, 2005 was €778,000.

INTEREST RATE RISK

Automobile Division

Interest rate risk can be assessed on the basis of debt maturity (current or long-term liabilities) and the payment terms set out in the indenture (fixed rate; variable rate). Detailed information on these debts is given in Note 25 of the Notes to the Consolidated Financial Statements, page 203.

The current liabilities of the Automobile Division at December 31, 2005 were €8,923 million. Excluding redeemable shares and derivatives, current liabilities include €3,082 million at less than one year and €4,745 million at more than one year.

Note that €3,321 million of the gross debt is yen-based (¥463 billion), consisting either of yen-denominated paper (Samurai bonds, EMTNs) or of synthetic debt (euro loans swapped for yen).

Renault Finance also trades on its own account in interest-rate instruments within strictly defined risk limits. These positions are monitored and valued in real time. This activity carries very little risk and has no material impact on the Group's results.

The free cash flow of the Automobile Division is invested exclusively in euro in leading banks in the form of deposits, debt instruments and mutual fund units.

The Automobile Division pursued a more aggressive cash investment policy in 2005 and cash equivalents (mutual funds and other securities) amounted to €2,545 million at December 31, 2005. These assets meet strict investment safety standards such as principal guarantees, no foreign exchange risk and liquidity risk, and they are reviewed in a monthly risk and profitability report.

Sales Financing Division

The Renault group's exposure to interest rate risk is concentrated mainly in the Sales Financing business of RCI Banque and its subsidiaries.

Interest rate risk is monitored on a daily basis by measuring sensitivity according to currency, management entity and asset portfolio. A single set of methods is used by the entire RCI Banque group to ensure global management of interest rate risk across the entire scope of consolidation.

The portfolio of commercial assets is monitored daily on the basis of sensitivity and is hedged systematically. Each subsidiary aims to hedge its entire interest rate risk in order to protect its trading margin. However, a slight degree of latitude is permitted in risk hedging, reflecting the difficulty of adjusting the borrowing structure to exactly match the structure of customer loans.

RCI Banque's consolidated exposure to interest rate risk over 2005 shows that sensitivity, i.e. the risk of a rise or fall in the Group's results caused by a 100-basis-point rise or fall in interest rates, was limited:

RCI BANQUE: DAILY SENSITIVITY TO INTEREST RATE MOVEMENTS (2005)


(in €)
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
August 05
Sept. 05
Oct. 05
Nov. 05
Dec. 05
Jan. 06

See Note 27 of the Notes to the Consolidated Financial Statements on page 208 and following for details of consolidated off-balance-sheet commitments *vis-à-vis* financial instruments and type of activity.

COUNTERPARTY RISK

The Group is exposed to counterparty risk in its financial-market and banking transactions, in its management of foreign exchange and interest rate risk, and in the management of payment flows. The Group works with banking counterparties of the highest caliber and is not subject to any material concentration of risk.

Management of the counterparty risk of the Group's different entities is fully coordinated and relies on Group-level committees. These Risk Committees, which meet at least every two months, are made up of representatives from the operating entities and members of the risk control bodies. They formulate their decisions with the aid of a rating system based mainly on counterparties' long-term credit rating and the level of their shareholders' equity. This system is used by all companies of the Renault group that are exposed to counterparty risk.

Some Group companies have significant exposure to counterparty risk owing to the nature of their business. These companies are subject to daily checks to ensure they comply with authorized limits, in accordance with precise internal control procedures.

The Group has introduced a consolidated monthly reporting system that encompasses all its counterparties, organized by credit rating. These reports give a detailed analysis of compliance with limits in terms of amount, term and type, as well as a list of the main exposures.

LIQUIDITY RISK

The Group must always have sufficient financial resources not just to finance the day-to-day running of the business and the investments needed for future expansion but also to cope with any extraordinary events that may arise.



GROUP ISSUANCE PROGRAMS AND RATING AT DECEMBER 31, 2005

Issuer	Program[1]	Market	Ceiling (million)	S&P	Moody's	Fitch	R&I	JCR
Renault SA	Domestic CP	Euro	€1,500	A2	P2			
Renault SA	EMTN	Euro	€7,000	BBB+	Baa1	BBB+		
Renault SA	Shelf documentation	Yen	¥150,000				A	A
RCI Banque	Euro CP	Euro	€2,000	A2	P2	F2	a1	
RCI Banque	EMTN	Euro	€12,000	A-	A3	BBB+	A	
RCI Banque	CD	France	€4,000	A2	P2	F2		
RCI Banque	BMTN	France	€2,000	A-	A3	BBB+		
Diac	CD	France	€1,500	A2	P2	F2		
Diac	BMTN	France	€1,500	A-	A3	BBB+		
RCI Banque	CP	US	$1,000	A2	P2	F2		
RCI Banque + Overlease + Renault AutoFin (guarantee RCI)	CP	Belgium	€500	A2	P2	F2		

(1) EMTN: Euro Medium-Term Note – CP: Commercial Paper – CD: Certificate of Deposit – BMTN: Medium-Term Negotiable Note.

Automobile Division

Renault SA raises most of the refinancing for its Automobile Division in the capital markets through long-term financial instruments (bond issuance, private placement), thereby providing a permanent minimum level of cash reserves for the Automobile Division.

To diversify its sources of long-term financing, Renault SA increased its presence in the domestic Japanese bond market by issuing four more Samurai bonds, the last in December 2005 in two tranches.

At December 31, 2005 these bonds had a balanced spread of maturities ranging from one to seven years. Japan's two main rating agencies, JCR and R&I, awarded an A rating to these issues. Renault also updated in September 2005 the special simplified documentation for Japanese domestic issues and raised the maximum amount available until September 2007 to ¥150 billion. At year-end 2005, ¥90 billion was being used in this program.

Furthermore, the Euro Medium-Term Note (EMTN) program was updated in July 2005 to bring it into line with the French law on securities prospectuses passed on July 10, 2005 pursuant to the European Union's Prospectus Directive. The ceiling for the EMTN program was raised at that time from €5 billion to €7 billion.

MATURITY SCHEDULE FOR RENAULT SA BONDS AND EQUIVALENT DEBT AT DECEMBER 31, 2005(1)


(in € million)
1,400
1,200
1,000
800
600
400
200
0
1,033
640
418
1,307
950
50
72
0
41
2006
2007
2008
2009
2010
2011
2012
2013
2014

(1) Nominal amounts marked to market at December 31, 2005.

Furthermore, the Group has confirmed renewable credit lines with banking institutions for a total amount of €4.5 billion with maturities extending to 2010. These credits are not intended to be used as a permanent and significant source of cash. They are partly intended as back-up bank lines for the issuance of short-term commercial paper.

The contractual documentation on these confirmed lines of credit contains no clauses that could affect the raising or continued supply of credit following a change in the rating of Renault.

Sales Financing Division

RCI Banque maintains secure sources of funding at all times in order to grow its business. To that end, the company has adopted stringent internal guidelines.

At end-2005 RCI Banque had the following resources to meet its objectives: €5,310 billion in unused confirmed lines of credit and well-diversified short-term and long-term issuance programs (bonds and short-term and medium-term debt securities).

RCI Banque has also operated a securitization program since 2002 that enables it to diversify its financial resources and broaden its investor base.

In this program, assets of a French or foreign subsidiary are transferred to a local special-purpose vehicle (SPV). The entire pool of loans in a business segment meeting eligibility criteria is transferred on a continuous basis to the SPV.

This portfolio is then partially financed by medium-term debt securities underwritten by the Group's Irish funding arm Cars Alliance Funding Plc, which issues and places bonds.

The difference between the transferred portfolio and the amount of the medium-term debt securities is financed by private placement.

In view of the characteristics of these transactions, and in accordance with the Group's accounting rules, these securitized loans are still recorded as assets in the consolidated balance sheet.

The first securitization program, carried out in 2002, involved €1.6 billion of consumer loans made by Diac, a French subsidiary of RCI Banque. This transaction is to be redeemed mid-2006 and followed up with a re-issue in a portfolio that will also include balloon contracts.

In 2003 RNC, an Italian subsidiary of RCI Banque, also launched a program to securitize €1.4 billion in loans.

In early 2005 RCI Banque also securitized the dealership loans on the balance sheet of Cogera, the subsidiary that handles financing for the Renault and Nissan dealership network.
Though such transactions are used in the US market, this one, for an amount of €850 million, was a first in Europe, where no dealership loans had ever before been securitized with public issues of securities.

MATURITY SCHEDULE FOR RCI BANQUE BONDS AT DECEMBER 31, 2005 (€ MILLION)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,936
2,655
2,130
1,383
886
23
260
2006
2007
2008
2009
2010
2012
2015

RATING

The ratings of Renault SA continued to improve in 2005: Standard & Poor's (April 8, 2005) and R&I (June 13, 2005) upgraded Renault to BBB+ and A, respectively.

RCI Banque moved up to a "single A" rating, with Standard & Poor's raising its rating from BBB+ to A-. Fitch maintained its BBB+ rating, in line with its policy of limiting a finance unit's rating to that of its parent company, while giving an individual rating of B/C.

COMMODITY RISK

Renault's Purchasing Department hedges commodity risk by means of financial instruments such as futures, call options and collars, which are systematically unwound at maturity. Such hedging must have the authorization of senior management concerning time periods, the portion of purchases hedged, and price thresholds.

Commodity hedging operations are limited to purchasing by Renault's Purchasing Department or by Renault-Nissan Purchasing Organization for Renault projects in Europe. These hedges are linked to the physical purchasing operations carried out to meet plant needs.

At year-end 2005 some purchases of copper and aluminum were hedged.

Renault's Purchasing Department goes through Renault Finance to execute these hedging transactions in the markets. Renault Finance does not take speculative positions on metals: all transactions concluded with Renault s.a.s. have a bank counterparty. Furthermore, Renault Finance tracks the metals markets, and it marks all its hedging instruments to market on a daily basis.

Such transactions are subject to restrictions in terms of volume and maturity. They are covered in monthly reports that detail hedge performance and the performance of hedged items. All hedging decisions are made by an ad hoc steering committee, co-chaired by the Chief Financial Officer and the Senior Vice President, Purchasing, which meets quarterly.

6.1.3 Customer and network risks of RCI Banque


6

Risks linked to customer quality are assessed using a scoring system and monitored according to customer type, i.e. individual, corporate or network.

The procedures for granting loans to individual and corporate customers are based on credit-scoring systems and searches of external databases. Disputes are managed on a case-by-case basis, in accordance with a strict set of procedures that comply with the regulatory requirements set down by banking supervisors. The aim of these procedures is to recover quickly either the outstanding sums or the vehicles, amicably or through the courts. The Group's target for the cost of customer risk is 0.76% of outstandings.

Financing is granted to the network on the basis of an internal rating system that takes into account the financial position of dealers. A policy of standardizing the rules for network risk (notably as regards provisioning) has been in place for several years. This has made it possible to strengthen the monitoring and provisioning of risk. Since 2002 losses on customer financings have taken account of the new European regulation on car distribution as well as the downturn in the economic situation.

RCI BANQUE: TOTAL LOSSES ON CUSTOMER FINANCINGS (% OF TOTAL AVERAGE LOANS OUTSTANDING)


1.0
0.8
0.6
0.4
0.2
0.0
0.53%
0.41%
0.39%
0.48%
0.54%
0.52%
0.78%
0.68%
0.54%
0.72%
1996
1997
1998
1999
2000
2001
2002
2003
2004 IFRS
2005 IFRS

6.1.4. Legal risks

6.1.4.1 Description of the internal control process

From the legal standpoint, internal control is based on two main guidelines: responsive reporting and the precautionary principle:

- responsive reporting relies on the networking and meshing of the legal function within Renault via a dual system of line and staff reporting. Attorneys are selected on the basis of qualitative criteria, reputation and cost/delivery ratios. These selection criteria are reviewed annually;
- the precautionary principle stems from two factors:
  - each member of the legal function has a highly developed sense of responsibility and is used to working on a collaborative, cross-functional and ethical basis at all times,
  - they are brought in at a very early stage in the event of major cases and they play a proactive role in solving disputes that may arise further down the line.

6.1.4.2 Granting of licenses in respect of industrial property rights

The Group may use patents held by third parties as part of licensing agreements negotiated with such parties.

Each year, Renault s.a.s. files several hundred patents (see Chapter 2.4, "Research and development policy", page 84), some of which are the subject of fee-paying licenses granted to third parties.

As part of the sale of Renault V.I. to Volvo, Renault granted a license to use the Renault brand name to the Volvo group in a contract signed on January 2, 2001 regarding commercial vehicles (3.5 tons and over). This is a perpetual worldwide license and is used by the Volvo group at its own risk.

Furthermore, under an agreement signed on August 5, 2000 Samsung granted Renault Samsung Motors a worldwide non-exclusive license to use the Samsung brand name on the vehicles that it assembles and manufactures in South Korea. This license initially runs until 2010, but may be renewed.

On September 14, 2004 the European Commission issued recommendations for amending Directive 98/71 concerning the protection of designs and models. These recommendations call for the abolition of protection of spare parts under design law. If the European Parliament and the Council of Ministers adopted these recommendations, the new law would come into effect two years later. The sale of copies of spare parts after that date could have a negative impact on the earnings of the Group, insofar as it currently generates 1.6% of revenues from the sale of so-called captive parts, which are protected under design law.

6.1.5. Other risks

6.1.5.1 Off-balance-sheet commitments

The main commitments concern guarantees and endorsements granted by the Group in the normal course of business, as well as savings plans in Argentina. Off-balance-sheet commitments are discussed in Note 32 of the Notes to the Consolidated Financial Statements, page 211 and following. To the knowledge of senior management, no material off-balance-sheet commitments have been omitted.

6.1.5.2 Risks linked to pension commitments

Renault operates in countries where, in general, pension systems are publicly run.

Renault's commitments in this respect consist primarily of retirement compensation, as specified in Note 21 of the Notes to the Consolidated Financial Statements, page 200. These commitments are rarely funded and are therefore sensitive only to changes in the parameters used to calculate them (labor factors, interest rates). The parameters in question are not significantly volatile in the countries where Renault operates.

6.1.5.3 Tax and customs risks

The Group is regularly subject to tax inspections in France and in the countries in which it carries on its business. Valid demands for tax arrears are booked via provisions. Disputed demands are taken into account on a case-by-case basis according to estimates that build in the risk that the disputed demands may not be overturned despite the legitimacy of the Group's actions and its appeals.

6.1.6 Disputes

In general, all known legal disputes in which Renault or Group companies are involved are examined at year-end. After seeking the opinion of the appropriate advisors, the Group sets up the provisions deemed necessary to cover the estimated risk.

In the normal course of its business, the Group is involved in various legal proceedings connected with the use of its products. At present, Renault estimates that none of these actions is likely to materially affect its assets, financial position, activities or earnings.

6.2 Report of the Chairman of the Board pursuant to Article L. 225-37 of the Commercial Code

The Chairman of the Board of Directors is required to submit an additional report, appended to the Management Discussion & Analysis, pursuant to Paragraph 7 of Article L. 225-37 of the French Commercial Code:

"The Chairman of the Board of Directors shall review the manner in which the Board prepares its work, as well as the internal control procedures put in place by the company, in a report appended to the report referred to in Articles L. 225-100, L. 225-102, L. 225-102-1 and L. 233-26. Notwithstanding Article L. 225-56, this report shall also give details of any curbs placed by the Board of Directors on the powers of the Chief Executive."

6.2.1 Report of the Chairman on the preparation and organization of the work of the Board of Directors

The manner in which the Board prepares and organizes its work is described in Chapter 5, page 121 and following.

The curbs placed by the Board of Directors on the powers of the President and CEO are described in the Board's internal regulations, reproduced in full in "Additional information", 10.2.

The internal regulations provide that, in addition to its legal and regulatory powers, "the Board of Directors shall discuss the strategic policies of the company, including in connection with the Alliance, and examine any changes to those policies once yearly. Further, it shall give its opinion before any major decision inconsistent with the company's strategy can be made".

6.2.2 Chairman's report on internal control procedures



6.2.2.1 Introduction

The Renault group encounters risks and contingencies, both internal and external, in the regular course of its business activities and strategy. It has therefore put in place an organizational structure and procedures to identify, quantify, prevent and control these risks, as far as possible, in order to mitigate their negative impact and thus help the company achieve its operational and strategic goals.

This framework is closely monitored by the Board of Directors. Responsible both for managing and overseeing the company, the Board's duly empowered and accountable members issue clear, transparent decisions. Their efforts, combined with those of the ever-watchful Accounts and Audit Committee, help to ensure an effective internal control process.

When carrying out its supervisory and control duties, the Board of Directors relies on the opinions of the committees set up in 1996 (see Chapter 5.1.5). The Board also consults the Statutory Auditors, the internal audit program, the Risk Management Department, which reports to the Vice President of Corporate Audit, and the Insurance Department. The Risk Management Department is charged with furthering understanding of the various risks incurred by the Renault group, describing them in a sequential format (or "map"), promoting cross-functional management of cross-sector issues, and monitoring the introduction of prevention plans.

This internal control system has been implemented in all the company's functional departments and for every area of activity. Its main objectives are to:

- control quality, costs and delivery times in all the industrial and commercial activities;
- comply with legal requirements and the company's by-laws;
- ensure the quality, reliability and relevance of all internal and external information, notably financial and accounting disclosures; ✦
- adapt the company's organizational structure to changing standards, especially in the environmental field;
- make sure that the level of risk exposure is consistent with objectives and expected benefits;
- control any risks the company might engender for its staff, customers, suppliers and shareholders, as well as for its union partners and stakeholders;
- reduce the company's exposure to fraud risk.

However, as with any control system, there is no cast-iron guarantee that risks have been totally eliminated. The system's role is to prioritize risk and to implement prevention plans that will reduce the likelihood of risks occurring. Support is provided by Renault's policy on insurance, which delivers optimal risk coverage.

Reflecting the fact that the company's activities have been hived off into different subsidiaries, this report covers all the entities under Group control. Renault coordinates and steers internal control in all the Group's consolidated companies.

✦ Global Reporting Initiative (GRI) Directives)

To describe the company's internal control procedures accurately and concisely, this report will address:

- the Renault group's general control and management environment;
- specific control procedures for each risk category;
- the special procedures for preparing financial and accounting information;
- the individual case of Nissan.

Furthermore, the Group's Registration Document provides detailed information on some of these topics. Only the most relevant ones have therefore been repeated here.

This report was drafted on the basis of work conducted within the Group under the direction of a steering committee set up in September 2003 to prepare the first report. The committee comprises the Vice President, Corporate Audit, the Director, Risk Management, the Director, Group Accounting, the General Manager, Organization and Information Systems, the Vice President and General Counsel, the Head of Internal Control at RCI Banque and the Director, Investor Relations.

The Statutory Auditors were involved in the work of the Steering Committee.

The Report was prepared under the responsibility of the Chairman of the Board of Directors, pursuant to Article L. 225-37 of the Commercial Code on the basis of information provided by senior management. The President and CEO is responsible for the organization of internal control and the associated procedures and for all the information required by law for the purposes of the internal control report.

This Report was reviewed and approved by the Board of Directors at its meeting on February 28, 2006.

6.2.2.2 General control and management environment

The main characteristics of this environment are:

- a corporate culture that seeks to put in place, at every level and in every functional departement, a set of practices and operating methods combining stringent internal controls;
- a general organizational structure that focuses on the quest for operational performance, while complying with the principles of sound governance;
- an internal control and financial reporting mechanism designed to be comprehensive and applicable to all Group entities;
- a body of internal standards, including the Code of Good Conduct, the remit of the Compliance Officer and the Ethics and Compliance Committees, as well as fraud detection procedures and rules governing privileged information and the prevention of insider trading.

These all play a part in Renault's corporate culture, which seeks to promote ethical behavior under all circumstances, as well as accountability, transparency, managerial example and fairness in the information provided by and commitments made by every member of staff.

A CORPORATE CULTURE AND OPERATING PRACTICES THAT STRESS INTERNAL CONTROL

To ensure compliance with its procedures, the Renault group relies on a Code of Good Conduct, a Risk Management Department, a set of procedural manuals, and an internal audit function. The principle of the Code of Good Conduct has been applied in several Group departments, in the form of proprietary codes tailored to the specific characteristics of each function, e.g. purchasing charter, auditors' charter, internal control and audit charter, Alliance charter.

The procedures currently in force are based on the separation of powers. Validation channels have been established to ensure that decisions are made at the appropriate level, with the proper degree of information and cooperation, and that the implementation of those decisions can be duly controlled. This is the case in particular with two procedures used for expenditure commitments and investments, namely the Internal Regulations Memo (NRI) and the Investment Project Contract (CPI).

Furthermore, the appointment of officers empowered to make commitments on behalf of the Group or to control its activities is contingent on a decision by the human resources Committee, to ensure that the candidates have the requisite skills and experience for the job. The Group pays particular attention to skills management and to the implementation of procedures for improving forward career-planning in respect of sensitive positions (annual performance and development review, careers Committees, monitoring of high-flyers, etc.).

GROUP ORGANIZATION ✦

A matrix-based management system

Sound corporate governance hinges on the quality of a company's internal control procedures. In turn, the Group's governance organization forms the first pillar of its internal control system, starting with the interlinked responsibilities of senior executives and the Board of Directors. Key strategic decisions are examined firstly by the Group Executive Committee (CEG), which comprises the six Executive Vice Presidents and the President and CEO. These decisions are presented to the Board of Directors, which examines and enacts them, after first seeking the opinion of the International Strategy Committee[16], and then enforces them. Responsibility for implementing the decisions at the operational level lies with the Renault Management Committee (CDR), which is composed of the CEG members plus the heads of the main departments. This committee ensures that decisions comply with legal requirements in the countries where the Group operates, in conjunction with the management committees of the main operational departments. The Group Executive Committee monitors this process, in connection with the preparation of annual budgets, and its members report to the Board of Directors on developments affecting the Group. The Board uses this information, together with reports by the Accounts and Audit Committee, to keep itself regularly informed of the company's financial position[17].

In addition to this organization, based on line management responsibility, the Group has a number of Program and Project Departments, responsible for coordinating the operations involved in development, manufacturing and marketing, and in the life-cycle of vehicles and components, with reference to quality, cost and delivery time goals. In 2005 the Program Departments were expanded and strengthened, with greater emphasis

16. See Chapter 5, page 122 for a description of the International Strategy Committee and its activities.
17. See Chapter 5, page 121 for a description of the Accounts and Audit Committee and its activities.

being placed on their responsibility for managing profitability throughout the cycle and across all the departments involved in the program. This matrix-based organization makes it possible to coordinate, at operational level, the activities of the Group's functional departments in the field of projects, and helps improve the monitoring of these departments' performance.

The Group also has introduced a system of staff reporting lines, enabling support departments to conduct their activities on a cross-functional basis by defining specific policies (technical, manufacturing, quality) and operating rules (personnel, management control, finance, etc.) and by monitoring the implementation of those policies and rules.

A clearly defined sphere of responsibility and delegation

Alongside these operating principles, a system of delegation of responsibilities helps the Group to keep control over the deployment of its policies, right down to individual operations. For example, the Group decision-making process is based on a system of delegated responsibilities, starting with the powers of the President and CEO. The system is incorporated into Group job descriptions and aims to meet a dual objective:

- improve the accountability of line personnel in the field;
- ensure that commitments are managed at the proper level.

The system precisely specifies the levels at which line personnel are entitled to make decisions; and it thus forms a reference framework. The application of this framework can easily be checked by the management controllers at the decision-making phase and by the Internal Audit Department during after-the-fact controls.

The delegation system is constantly being updated to accommodate changes in the Group's organization and keep pace with developments in terms of the need to formalize decision-making responsibilities. The system was reviewed in 2005, following the separation of the functions of Chairman of the Board and Chief Executive.

In 2005 the emphasis was on enabling the decision-making process to keep pace with the Group's increasing international expansion. This entailed:

- stepping up the introduction of the delegation system in foreign subsidiaries (Russia, Turkey);
- crafting a formal, prescriptive approach to price decisions for cross-sourcing within the Group.

THE INTERNAL CONTROL SYSTEM

Management control

Renault's management model makes a significant contribution, via its organization and procedures, to helping the Group control its operations and ensuring that sufficient resources are allocated to each objective.

This model combines the following actions:

- identifying responsibilities for objectives and budgets (with the corresponding operating reports) in each sector;
- coordinating measures designed to ensure consistency between:
  - sector objectives and the company's long-term objectives,
  - short-term and long-term objectives,
  - comparison of approaches to projects, functional skills and regions;
- using an accounting system designed to measure funds flows and consolidate results.

The Management Control function acts as a transmission channel for the management model. The mission of this function is to coordinate and measure economic performance at different levels of organization (Group, business area, grassroots). Its role mainly consists in:

- setting the company's economic targets;
- making an economic analysis of proposed management decisions at every level, checking compliance with standards, plans and budgets, assessing economic relevance, and formulating an opinion and a recommendation;
- producing and supervising a set of management procedures tailored to the special requirements of each operational sector.

The Management Control function is responsible for coordinating the process of preparing budgets and for making reforecasts and operating reports during the year. This involves the following principles and tools:

- passing on reliable, practical information about the commercial performance, activity and costs of each major function (sales and marketing, manufacturing, support, etc.). This information is prepared on a decentralized basis by each line unit, under the supervision of its management, using the analytical description most suitable for management purposes;
- presenting individual accounts and consolidated results in a unified manner, relying on an integrated system installed in the different entities to handle management reporting and consolidation of financial statements under Group standards, and using the same information;
- organizing monthly operating reports from all units, within a short timeframe, that systematically compare real data with the data in the monthly budget and the latest reforecast.



To make the system more efficient, Renault has launched an action plan with a view to providing line staff with a standardized reference framework of management procedures, including standards, operating rules and instructions. This framework, which underpins the internal control system, is intended to improve the control of economic risks and to establish rules and principles for measuring performance across all operating activities throughout the Group.

To that end, the multi-year plan introduced in 2004 was continued in 2005. The plan is based on:

Analyzing the operating processes

This analysis is conducted in conjunction with the Statutory Auditors and based on a map of the Group's business processes. It seeks to explain the basic reason for each process, as well as the risks inherent in each operating activity and the internal control techniques used to mitigate them.

Preparing a set of management standards

Based on this process map, the management standards are applied to operating activities. The standards systematically refer back to the associated procedures, IT applications, and training programs.

Bolstering the management control documentation process

Action has been taken to upgrade internal-control standards and literature, and specifically five Group handbooks covering the following areas:

- economic and financial matters;
- decision-making and delegations;
- economic oversight of projects;
- oversight of subsidiaries;
- accounting principles.

Aside from these management standards, two action programs have been organized for Group employees:

Enhancing employees' management and internal control skills

A management academy will be opened in early 2006 to provide employees and executives in management functions with information and advice for honing their skills. The courses are also intended for non-specialists who contribute to the management processes. The academy will provide specially designed training courses and learning materials.

In addition, the management function is undertaking a forward-looking analysis to determine how the profession will evolve over the next 10 years and how those changes will impact on skill requirements. This involves identifying key management-control positions and defining roles and responsibilities along with the related competencies.

Improve dissemination of management-related information within the Group

The company is carrying out a special action plan as part of its Business-to-Employees (B-to-E) program. The main thrust of the plan is to improve the information available through the intranet portal. As a result of the work done in 2005:

- all Group entities now have access to the full range of management-related information applicable not only to their own activities but also cross-functionally to the entire team;
- the portal has been reorganized on the basis of the Group's major business processes, thus making the information easy to find and understand.

INTERNAL AUDIT

Renault has an Internal Audit function that assesses the effectiveness of internal controls and helps employees to carry out their duties.

The function has jurisdiction over the entire Group, and its remit can extend to external partners, either pursuant to audit agreements or in circumstances where its involvement is necessary.

Whenever it intervenes, the Internal Audit function submits a summary report to the President and CEO and to the relevant member of the CEG, outlining the level of control it has observed and setting out its main recommendations and a list of commitments made by the entities in their action plan. The Internal Audit function reports annually to the CEG on its activities.

The members of Renault's Accounts and Audit Committee can ask the Corporate Audit Department to carry out special inspections; they can also ask to receive any reports prepared by that department. They receive a copy of the annual report of the audit function; and the Vice President of Corporate Audit briefs committee members on his actions and on the provisional workload approved by the CEG.

In 2005 the department carried out 108 assignments covering all the Group's activities and entities. Fifty-seven percent of its inspections were conducted outside France.

The assignments break down as follows:

- 25% for design, purchasing and manufacturing activities;
- 37% for sales, marketing or distribution functions;
- 21% for financing activities, including RCI Banque;
- 17% for IT and support functions.

The system for monitoring implementation of audit recommendations has been upgraded and is now operational. It relies on three elements: an exhaustive half-year progress report for key recommendations, direct monitoring assignments (10% of the action plan), and monthly meetings chaired by the Executive Vice President & CFO for business-critical actions.

At the same time, the Corporate Audit Department continued to develop self-assessment tools for internal control within the Group. These tools are now available for the purchasing, automobile distribution, and environment functions.

During 2005 the Corporate Audit Department overhauled the process used to select assignments for its 2006 action plan. It did so by fine-tuning the selection criteria (risks, imperatives, risk cover) and seeking the closer involvement of the company's other control functions and the Risk Management Department. In addition, the Corporate Audit Department is committed to achieving IFACI-IIA certification, the internal audit industry standard in France.

The Vice President of Corporate Audit is required at all times to alert the Chairman of the Accounts and Audit Committee – after first informing the President and CEO – of any unusual facts that have come to his attention.

6.2.2.3 Management of principal risks

The risk control system is based on an organization structured around risk identification (using mapping techniques) and assessment, and the preparation of action and prevention plans. The first risk map, prepared in 2003, was updated in 2005.

The CEG comes together once a year to review progress in the plans. This review is followed up by committee meetings in the main Group entities.

The Risk Management Department coordinates the experts in the functional departments, supplies an overall vision of conditions, and watches for the emergence of new risks.

Of all the risks cited in Chapter 1.2 of the Registration Document, five receive special attention:

1. Risks linked to the Group's international expansion. A close watch is kept on country liquidity risk and on the financial flows generated by trading with emerging countries;

2. Product and product quality risk is addressed primarily through the detection, analysis and handling of incidents.
In 2005, alongside the general initiative to promote safe use of vehicles, discussions were held within the Group on ways of helping customers understand complex functions;

3. Supplier risk is assessed in terms of two factors: financial soundness, and the ability to supply parts and assemblies in line with quality, cost and delivery time targets.
The plan implemented in 2004 as part of the sustainable development initiative was pursued in 2005 and was extended to encompass suppliers concerned by compliance with environmental and social principles;

4. Environmental risk: the Renault group has set up its own process that meets the requirements of ISO 14001 and complies with the standards of environmental performance rating agencies.
A risk self-assessment tool has been developed in order to meet a performance and compliance target. Starting in 2005 and continuing into 2006, the tool is being introduced into all production plants;

5. IT risk is constantly being investigated to ensure the operational safety and security of automated and communications systems. This area is also regularly audited.
An action plan incorporating best practices (ISO 17999) was pursued in 2005 and should guarantee business continuity in the event of a major incident.

6.2.2.4 Organization of procedures for preparing financial and accounting information

The Renault group's activities are divided into two separate arms, the Automobile Division and the Sales Financing Division (RCI Banque). The consolidated financial statements are prepared for publication using a single consolidation tool, organized around a set of consolidation entries that are common to all entities.

PRINCIPLES USED IN PREPARING THE FINANCIAL STATEMENTS

Renault SA, the consolidating company, gives definitions for, coordinates and supervises the preparation of financial and accounting disclosures. Working under the Chairmen and CEOs of the subsidiaries, the management controllers and administrative and finance directors of the subsidiaries are responsible for preparing the parent company financial statements and the restated accounts used in the consolidated statements.

At all levels in the Group, the main principles used in preparing the financial statements are:

- exhaustive treatment of transactions;
- the consistency of transactions with Group accounting policies. Group standards on presentation and valuation are contained in a manual, supplied to all entities, so that information is presented in a uniform manner;
- periodic review of assets (inventories, fixed assets, accounts receivable, cash and cash equivalents).

Efficient linkages between the financial reporting mechanisms and the Group's operational systems lie at the heart of the procedures in place for preparing financial and accounting information. The company has quickly come to rely on powerful, well managed information systems that can cope with the large amounts of information to be processed, supply processed data to the necessary high standard, and meet the ever shorter deadlines required by senior management for the preparation of financial reports.

INFORMATION SYSTEMS

ERP

Renault has adopted a widely-recognized off-the-peg Enterprise Resource Planning (ERP) application to replace its auxiliary accounting systems. This highly structured software, gradually being installed in all consolidated entities, allows the Group to apply its own internal control approach and to ensure the reliability and consistency of processed information. In particular, precisely defined user profiles make it possible to comply with task-separation rules.

Both the Automobile and Sales Financing Divisions use the software, which has been tailored to each Division's specific characteristics. In 2005 the program was upgraded to a newer version in a process that was user-transparent.

Control of individual transactions processed by the operational systems is key to ensuring reliable accounting and financial information. The operational systems feed data to the auxiliary accounting systems via a large number of complex, non-periodic interfaces.

Operational systems and control

In the automotive industry, the major operational systems perform the first level of control, often supervised by the main functions (design, purchasing, manufacturing, sales, but also HR, quality, etc.). As a result, the systems for production management, vehicle project management, purchase order administration, vehicle and parts billing, marketing expense management and personnel management apply specific control approaches. These form part of the operational procedures used to manage physical and financial transactions, in compliance with Group procedures for authorization and delegation.

The financial and accounting teams carefully control transfers between non-integrated operational systems and accounting systems, whenever these occur.

In the Automobile Division, for example:

- in the purchasing systems, purchase invoices are checked against orders;

- in the vehicle production and management systems, financial flows (purchases and sales) are matched with inventories, and any resulting discrepancies are dealt with;
- in the management systems used for vehicle development, the capitalization of R&D expenses is measured;
- in the investment and fixed-asset monitoring system, fixed assets are entered into the accounts.

The RCI Banque group has introduced a set of specific procedures, in compliance with CRBF Regulation 97-02. The procedures, which apply within the RCI Banque group, were prepared on the basis of a formalized set of standards (the "Procedure for procedures") and have been posted on the intranet and all other centralized sources accessible to all Group users. A project has been launched to revise the management process and to update procedures. The target framework has been established and the corresponding tools are now being selected. Roll-out is scheduled for 2006, with the additional aim of upgrading the existing procedure centralization tool and ensuring that Group procedures are sufficiently exhaustive. Special procedures are in place for the main RCI Banque processes, i.e. acceptance, recovery/disputes, refinancing, system security, security of physical assets, risk monitoring, accounting, etc. Based on the principle of segregated powers, these procedures rely on a system of review and approval. They ensure that decisions are taken at the appropriate level and are properly implemented.

A single operational chart of accounts, account-keeping to Group standards, and, in parallel, an automated function that simultaneously generates financial statements under local accounting rules, guarantee data consistency at a time when lead times for centralizing and consolidating information are being shortened (by one day between 2004 and 2005 for consolidated accounts published in the first week of February).

Accounting and management teams

Centralized and decentralized accounting teams revise the accounts, clarify inter-period changes and, in conjunction with management controllers, explain disparities between budgets, reforecasts and outturns. If this analysis, or any other verification procedure, reveals shortcomings in the quality of the information originating from the linked accounting and operational systems, action plans are implemented, with the active involvement of line personnel and the Management Control function, to deal with the root causes.

Assets, liabilities and off-balance sheet items are subject to control and audit, in conjunction with the legal, financial and general functions of the entities and the Group. The Group circulates memos about off-balance sheet commitments, which are reported by means of the consolidation tool.

GROUP FINANCIAL STATEMENTS PUBLISHED UNDER IFRS

Publishing the financial statements

The Group publishes half-yearly and annual statements. Preparations for these statements are made by organizing anticipated close dates (May 31 for June 30, and October 31 for December 31). Meetings are organized with the Statutory Auditors and attended by senior management.

FY 2004 and H1 2005 publications

Pursuant to European Union regulations, the Group has complied with all the principles of International Financial Reporting Standards (IFRS) and with the IFRS implementation schedule. Based on the work done by a project group, which submitted its implementing recommendations to senior management, the Group published data on transition to IFRS for FY2004. A special chapter gave details of the changes made to accounting methods and policies in order to bring them into line with the new standards. These included a description of new accounting practices and the quantified impact on shareholders' equity at January 1 and December 31, 2004, and on the Group's 2004 results.

The Group presented its half-year figures for 2005 under IFRS for the first time. Additional financial disclosures were provided with respect to the new standards. In particular, new accounting rules and methods were described, and the following sections were added: "Estimates and Judgments", "Non Current Assets (or groups of assets) Held For Sales", "Financial Assets", "Treasury Shares", "Stock Option Plans", "Provisions", "Financial Liabilities" and "Derivatives and Hedge Accounting". The half-year 2004 data used as a comparison base were restated to IFRS.

Examination procedures and quality of disclosures

In accordance with recommendations by the French securities regulator, AMF, the Statutory Auditors examined the data published when the transition took place, looking particularly at the figures for the impact of IFRS on the 2004 full-year statements and the 2005 half-year statements. In addition to the abovementioned processes, the Audit Committee and the Board of Directors also examined the data before their release.

FUTURE DEVELOPMENTS IN THE CONTROL PROCESS

The Renault group's two Divisions have to manage not just the decentralization of business activities into subsidiaries in France and abroad, but also major international expansion into countries like Romania, Russia and South Korea. As a result, Renault is continuing to bolster the internal control process across the board, in long-standing members of the Group and recently acquired entities, as well as in companies that are still being set up. For this, the Group relies on the core strategies already being used to obtain high-quality financial and accounting disclosures and reduce lead times for the preparation of financial statements:

- seek at all times to standardize operational systems positioned upstream of the accounting function, integrating them with the ERP application wherever possible. Examples include implementing a specific Renault production management system in Romania, Russia and Brazil; implementing ERP-integrated software for billing for new vehicles in the European sales subsidiaries; and deploying the integrated system for processing orders relating to general and administrative expenses;
- continue to roll out ERP financial and accounting modules in industrial and/or commercial entities in Central and Eastern Europe. In 2005 modules were installed for industrial and commercial subsidiaries in Slovenia;
- set up a project structure to provide support for the business's international expansion. The new structure will supply a target architecture combining operational and accounting information systems. The aim is to achieve a high degree of standardization and

implement procedures that have already proved themselves in the rest of the Group (shipment of CKD Logans from Romania to Russia, Iran, Colombia, Morocco, etc.). Comprehensive architecture work, including transitional stages, was carried out for entities in Russia and Morocco that are beginning to manufacture Logan;

- overhaul the existing consolidation system and introduce a new management model. This will involve switching to a version of the software that offers new functionalities on a technical platform combining processing and storage power with physical and logical security. This project was carried out during 2005. More than 600 users worldwide are currently being trained. The system will go live with the first month-end closes in 2006;
- continue spreading the culture of economic awareness and deploying procedures to control production costs (these are major factors in inventory valuation) through decentralized platforms that apply a set of procedures prepared and tested by the Group's central functions;
- strengthen the physical inventory procedures (for inventories and fixed assets). These procedures are managed by the Management Control function, supported by its representatives in the subsidiaries and the main departments of the parent company. The advances made in 2005 made it possible to process the oldest vehicle inventories. A more systematic system of inventories will be introduced in 2006 for fixed assets;
- introduce individual and centralized vehicle monitoring in the portfolio of sales with buybacks. This will enable Renault to be more accurate in valuing provisions for sales with buybacks in the parent company accounts as well as the restatements for the consolidated accounts. This project will start in 2006.

These internal control projects will significantly enhance the quality of the financial statements. In each case, a project team is in charge of scheduling, while a steering committee monitors progress.

In addition, following the major projects organized for the transition to IFRS and the preparation of the 2005 financial statements under those standards, head-office and local personnel will now be trained in the proper use of IFRS.

6.2.2.5 The Renault-Nissan Alliance

By its very nature, the Renault-Nissan Alliance gives each Group considerable latitude in managing and organizing its operations. Accordingly, Nissan and its senior management are fully responsible for maintaining the corporate governance and internal control systems that are required by the Tokyo Stock Exchange and also by the context of their markets and geographical location.

Furthermore, joint teams (Cross-Company Teams and Functional Task Teams) and subsidiaries (RNBV, RNPO and RNIS) contribute to the continual improvement in business processes, not just because of areas in which they have decision-making powers, but also because they encourage the exchange and implementation of best practices between the two Groups. This is evident in areas such as the adoption of medium- and long-term plans, principles of financial policy and certain key areas in terms of internal control for a carmaker, such as purchasing policies, quality management and information systems.

6

6.3 Statutory Auditors' report on the report of the Chairman

Year ended December 31, 2005

Statutory Auditors' report, prepared in accordance Article L. 225-235 of French Company Law (Code de commerce), on the report prepared by the Chairman of the Board of Directors of Renault, describing the internal control procedures relating to the preparation and proceeding of the financial and accounting information.

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Renault, and in accordance with the requirements of Article L. 225-235 of French Company Law (Code de commerce), we report to you on the report prepared by the Chairman of your company in accordance with Article L. 225-37 of French Company Law (Code de commerce) for the year ended December 31, 2005.

It is for the Chairman to give an account, in his report, notably of the conditions in which the duties of the Board of Directors are prepared and organized and of the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. Those require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Board's report, prepared in accordance with the requirements of the last paragraph of Article L. 225-37 of French Company Law (Code de commerce).

Neuilly-sur-Seine and Paris-La Défense, March 7, 2006

The Statutory Auditors

French original signed by

DELOITTE & ASSOCIÉS		ERNST & YOUNG AUDIT	
P. CHASTAING-DOBLIN	A. RAIMI	J.F. BÉLORGEY	D. MARY-DAUPHIN

7 Renault and its shareholders

7.1 General information

7.1.1 Overview

7.1.1.1 Business name and registered office ✦

Business name: Renault

Registered office: 13-15 Quai Le Gallo, 92100 Boulogne-Billancourt, France

7.1.1.2 Legal form ✦

Organized as a *Société Anonyme* (public limited company) under French law, Renault is governed by the provisions of Book II of the Commercial Code on commercial undertakings, and the provisions of the Employee Profit Sharing Act No. 94-640 of July 25, 1994.

7.1.1.3 Date of formation and duration of the company

The company was formed on January 16, 1945 and will cease to exist on December 31, 2088 except in the case of early termination or renewal.

7.1.1.4 Purpose

The company's corporate purposes includes the design, manufacture, trade, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and manufacture of spare parts and accessories used in connection with the manufacture and operation of vehicles. It also encompasses all types of services relative to such operations and, more generally, all industrial, commercial, financial, investment and real estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

7.1.1.5 Company registration number

Renault is registered with the Registrar of Companies in Nanterre under the number 441 639 465 (APE code 341 Z; Siret code: 441.639.465.03591).

7.1.1.6 Access to legal documents

Legal documents such as the memorandum and articles of incorporation, minutes of Annual General Meetings, Auditors' reports and all other documents made available to shareholders in accordance with law are available at the company's head office.

7.1.1.7 Fiscal year ✦

The company's fiscal year runs for 12 months from January 1 to December 31.

7.1.2 Special provisions of the articles of incorporation

7.1.2.1 Appropriation of net income

Net income is appropriated in compliance with existing legislation.

Distributable income consists of the current year's income, less previous losses and amounts transferred to the legal reserves, plus retained earnings brought forward from previous years. Upon recommendation by the Board of Directors, the General Meeting may then determine portions of this income to be allocated to optional ordinary and special reserves or to be carried over. The balance, if any, is divided among the shares in proportion to their paid-up and unamortized value.

The Board of Directors may choose to suspend this period for up to three months if the share capital is increased.

In accordance with legal provisions, the General Meeting has the authority to offer shareholders the option of receiving all or part of the dividend payout in cash or in shares. Requests for the payment of scrip dividends must be submitted within the time period established by the General Meeting, without exceeding three months from the date of the Meeting.

7.1.2.2 General Meetings of Shareholders

General Meetings are convened in accordance with legal and regulatory provisions. All shareholders are entitled to attend. Owners of bearer shares or shares registered in an account not held by the company who wish to attend or be represented at General Meetings must submit a certificate drawn up by the intermediary who holds their account, attesting that their shares are not available in the period up to the date of the meeting. Such certificate shall be submitted at the place indicated in the meeting notice, at least five days before the date set for the General Meeting. Owners of shares registered in an account held by the company who wish to attend or be represented at General Meetings must have their shares registered on their behalf in the company register at least five days before the date set for the General Meeting. The Board of Directors is authorized to reduce the time period specified above.

7.1.2.3 Shares and voting rights

Shares are registered in an account according to the provisions and terms established by law. Fully paid-up shares are in either registered or bearer form, at the discretion of their owner, subject to legislation in force and the articles of incorporation. However, shares that are not fully paid-up must be in registered form.

Shares entitle the holder to vote, within the limits of French regulations.

7.1.2.4 Identifiable bearer shares

The company is authorized to make use of the appropriate legal provisions for identifying shareholders having immediate or future voting rights in its own shareholders' meetings.

7.1.2.5 Shareholding disclosure

In addition to the legal requirement that shareholders inform the company if they hold certain percentages of its share capital, every shareholder or fund management company that comes into possession of a number of shares greater than 2% of the share capital, or a multiple of this percentage less than or equal to 5% of the share capital, shall inform the company of the total number of shares held. That disclosure shall be made by registered letter with return-receipt within a time period set forth in a Conseil d'Etat decree, starting from the date of registration of the shares that took the shareholder's interest up to or beyond the threshold. In excess of 5%, the aforementioned disclosure requirement applies to 1% fractions of the share capital or voting rights. For the purposes of determining the thresholds described above, indirectly held shares or equity equivalents held as defined by the provisions of Article L. 233-7 of the Commercial Code will also be taken into account. The declarer must certify that the said declaration includes all shares held or owned within the meaning of the preceding paragraph, and must indicate the acquisition date(s). The disclosure requirement applies in the same manner if the holding falls below any of the aforementioned thresholds, 2% or 1% as applicable.

If the conditions described above are not respected, any shares exceeding the fraction that should have been declared are stripped of voting rights for all shareholders' meetings for a period of two years after the required disclosures are made, insofar as this is requested at the meeting by one or more shareholders who together hold at least 1% of share capital.

7

7.2 General information about Renault's share capital

7.2.1 Capital and voting rights ✦

At December 31, 2005, the share capital amounted to €1,085,610,419.58 (one billion eighty-five million six hundred and ten thousand, four hundred and nineteen euro and fifty-eight cents) consisting of 284,937,118 shares with a par value of €3.81. The shares are fully subscribed and paid in.

In view of the 9,539,964 shares of treasury stock and the 42,740,568 shares held by Nissan Finance Co., Ltd., the total number of voting rights at that date was 232,656,586.

✦ Global Reporting Initiative (GRI) Directives

7.2.2 Change in share capital

The Extraordinary General Meeting may, as specified by law, increase or reduce the share capital and authorize the Board of Directors to carry out such transactions, with the possibility of delegating them to the Chairman of the Board.

The most recent changes in the share capital occurred in 2002. For the second stage of the Alliance, the Extraordinary General Meeting of March 28, 2002 endorsed a capital increase reserved for Nissan Finance Co., Ltd.[18]. This took place in two stages:

- March 29, 2002 on the decision of the Board of Directors meeting of March 28, 2002;
- May 28, 2002 on the decision of the Board of Directors meeting of May 24, 2002.

7.2.3 Changes in capital ownership over five years

	Transaction	Resulting capital	
Date		€	No of shares*
01/2001	Conversion of share capital for switch to euro	913,632,540.27	239,798,567
12/2001	Capital increase reserved for employees: 2,397,983 shares issued at €3.81	922,768,855.50	242,196,550
03/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 37,799,462 shares issued at €50.39 (nominal value: €3.81)	1,066,784,805.72	279,996,012
05/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 4,941,106 shares issued at €52.91 (nominal value: €3.81)	1,085,610,419.58	284,937,118

NB: No changes in the share capital in FY 1999, 2000, 2003, 2004 and 2005.

** Par value: €3.81.*

Pursuant to Article L. 225-178 of the Commercial Code, the Board of Directors, at its meeting on February 6, 2006, noted the capital increase resulting from the creation of 3,000 new shares after the early exercise of 3,000 stock options during FY 2005. The Board of Directors then cancelled 3,000 treasury shares and reduced the share capital. Following these two transactions, the share capital and the number of shares remain unchanged and the articles of incorporation were not amended.

7.2.4 Unissued authorized capital

Overall authorizations

The General Meeting of Shareholders of April 29, 2005 gave the Board of Directors an authorization for a maximum period of 26 months to proceed at its own discretion with miscellaneous financial transactions to increase the company's share capital, with or without preferential rights.

At this writing, these authorizations have not been used.

The following table summarizes the capital increase authorizations given by the General Meeting to the Board of Directors and that are currently in force:

18. *A prospectus registered with the French securities regulator (the then Commission des Opérations de Bourse) on March 26, 2002 under No. 02-275 describes the arrangements for this issue. The document is available (in French only) online at www.renault.com>Finance and also on the website of the regulator, now called Autorité des Marchés Financiers (AMF), at www.amf-france.org.*

EXTRAORDINARY GENERAL MEETING AUTHORIZING THE BOARD OF DIRECTORS - APRIL 29, 2005

General meeting during which autorization has been given to the Board of Directors

	Description of authorization	Utilization
13th resolution*	Issue with preemptive rights of shares or securities granting access to the company's capital Valid 26 months until the GM called to approve the 2006 financial statements.	N/A
14th resolution*	Issue without preemptive rights of shares or securities granting access to the company's capital Valid 26 months until the GM called to approve the 2006 financial statements.	N/A
15th resolution*	Issue without preemptive rights of shares as consideration for shares tendered to an exchange offer or for cash contributions Valid 26 months until the GM called to approve the 2006 financial statements.	N/A
17th resolution	Capital increase through capitalization of reserves, income or issuance or share premiums Valid 26 months until the GM called to approve the 2006 financial statements. Capped at a nominal value of €1 billion	N/A
18th resolution	Capital increase through issuance of shares reserved for employees Valid 26 months until the GM called to approve the 2006 financial statements. Capped at 4% of the share capital	N/A

* *Overall ceiling: The maximum nominal amount of the capital increases that may be made, either immediately or in future, pursuant to the thirteenth, fourteenth and fifteenth resolutions is set in the sixteenth resolution at €500 million by the Extraordinary General Meeting of April 29, 2005.*

Regarding the eighteenth resolution, a resolution will be put to shareholders confirming that the aforementioned resolution will remain in force until the General Meeting called to approve the financial statements for the year ending December 31, 2006.

7.2.5 Potential capital

7.2.5.1 Options

The twenty-sixth resolution of the Combined General Meeting of April 29, 2003 authorized the Board of Directors to grant, on one or more occasions, in favor of certain employees in the company and in the companies and groupings which are bound to it under those conditions referred to in Article L. 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the company issued by way of a capital increase, or the purchase of shares in the company as acquired by the company itself under statutory and regulatory conditions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 2% of the amount of the shares making up the registered capital on the date thereof.

Since this authorization is valid until June 29, 2006, a proposal will be submitted to the Combined General Meeting on May 4, 2006 to issue the Board of Directors with a new authorization.

7.2.5.2 Share buyback

Pursuant to Article L. 225-209 of the Commercial Code, the tenth resolution of the Combined General Meeting of April 29, 2005 authorized the company to trade in its own shares on the open market, in order to transfer some or all of the shares thus acquired to employees and senior managers of the company and the Group, as provided for in law; deliver its shares for the exercise of rights attaching to securities that provide entitlement, whether by conversion, exercise, redemption or exchange, to shares in the company, in accordance with stock market regulations; trade in the secondary market or enhance the liquidity of Renault shares through a liquidity agreement with an Investment Services Provider in accordance with the code of conduct recognized by the French securities regulator, the Autorité des Marchés Financiers (AMF); hold some or all of the shares and remit them subsequently in exchange or as consideration for potential acquisition-led growth transactions; and/or cancel them.

This buyback program was described in a memorandum registered with the AMF on March 25, 2005 under number 05-187. The prospectus can also be viewed online at www.renault.com>Finance>AMF prospectuses.

At December 31, 2005, the company had not used this facility and had not bought back any of its shares under the program.

During FY 2005, the company sold 41,300 treasury shares (via an investment services provider acting independently) which were no longer allotted to a specific application and transferred 1,299,726 treasury shares following the exercise of stock options.

At December 31, 2005, treasury stock was 9,539,964.

Pursuant to Article L. 225-209 of the Commercial Code and Articles 241-1 to 242-7 of the General Regulation of the Autorité des Marchés Financiers, a description of the next buyback program, subject to the authorization of the General Meeting of Shareholders on May 4, 2006, can be viewed online at www.renault.com>Finance>AMF prospectuses, as well as on the AMF website: www.amf-france.org.

7.2.6 Renault share ownership ✦

7.2.6.1 Renault shareholders at December 31, 2005

OWNERSHIP OF SHARES AND VOTING RIGHTS, 2003-2005

	31/12/2005			31/12/2004			31/12/2003		
	Number of shares	Holding (%)	% of voting rights	Number of shares	Holding (%)	% of voting rights	Number of shares	Holding (%)	% of voting rights
French state	43,685,217	15.33	18.78	44,585,950	15.65	19.27	44,588,484	15.65	19.33
Nissan Finance Co., Ltd.	42,740,568	15	-	42,740,568	15	-	42,740,568	15	-
Employees	10,264,918	3.6	4.41	9,513,524	3.34[1]	4.11	11,616,248	4.08	5.04
Treasury stock	9,539,964	3.35	-	10,880,990	3.82	-	11,522,046	4.04	-
Public	178,706,451	62.72	76.81	177,216,086	62.19	76.62	174,469,772	61.23	75.63
TOTAL	**284,937,118**	**100**	**100**	**284,937,118**	**100**	**100**	**284,937,118**	**100**	**100**

(1) 0.5% of the change in the proportion of shares held by current and former employees between 2003 and 2004 and included in this category is attributable to a regulatory change: henceforth, only shares held in company savings schemes and locked-in registered shares are taken into account.

There was little change in major shareholdings in 2005:

- the French state reduced its holding from 15.65% to 15.33% after making bonus issues of shares on September 20, 2005 to current and former employees having subscribed to the 2002 offer;
- the Nissan group, through its wholly-owned subsidiary Nissan Finance Co., Ltd., holds 15% of Renault's capital, the same percentage as at December 31, 2004. Nissan Finance Co., Ltd. is not entitled to exercise the voting rights attaching to these shares, owing to Renault's ownership interest in Nissan;
- current and former Renault employees hold 3.60% of the capital in the form of shares that are either managed through collective investment schemes or held in pure registered form. Employee stock ownership has increased 0.26% relative to December 2004 as a result of the bonus issues made by the French state in September 2005;
- treasury stock contracted 0.47 of a point to 3.35% of total capital following the exercise of options granted under the first plans between 1996 and 2000. Treasury stock consists entirely of shares acquired by Renault to cover its option programs. These shares do not carry voting rights;
- in view of these changes, the free float is now 62.72% of the capital compared with 62.19% at December 31, 2004).

A survey of the holders of Renault bearer shares was carried out on September 30, 2005 to obtain an estimated breakdown of the public's ownership interest. At that date, French and foreign institutions held approximately 58% of the capital, with French institutions holding 18% and foreign institutions, 40%. The 10 largest French and foreign institutional investors held slightly less than 19%. Individual shareholders were estimated to own slightly less than 5%.

7.3 Market for Renault shares

7.3.1 Renault shares

7.3.1.1 Listing exchange and stock indexes

Renault was listed on the Premier Marché of Euronext Paris (formerly the Paris Bourse) on November 17, 1994, when the company was partially privatized. The issue price was FRF165 (€25.15). Renault was added to the CAC 40 index on February 9, 1995.

Listed on Eurolist[19], Renault shares qualify for the deferred-settlement account system (SRD).

The share is also a component of the SBF 120 and SBF 250 indexes, as well as the Euronext 100, Euronext 150 and Euro Stoxx 50 indexes.

Furthermore, Renault receives annual ratings from specialist firms for its performance in non-financial spheres such as risk management, labor relations and environmental protection. It is included in the Aspi Eurozone, Ethical Euro and Ethibel Excellence Sustainability indexes. See Chapter 2.6.4 for further details.

Apart from the parent company, Renault SA, the only publicly traded company in the Group is Renault Argentina, which is listed on the Buenos Aires stock exchange. Following a tender offer that closed in December 2005, the Group's stake in Renault Argentina rose from 80.5% at end-2004 to 99.1% at end-2005, of which 48% is held by Cofal, 40.6% by Renault s.a.s. and 10.5% by RDIC. In February 2006, notification of a mandatory buyout offer for RASA shares not yet held by the Group was disclosed in Argentina; it is currently being examined by the market authorities.

7.3.1.2 Share price performance since November 17, 1994

RENAULT SHARE PRICE AND CAC 40, IPO PRICE = 100: FRF165 OR €25.15


400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Renault
CAC 40

Source: Reuters.

7.3.1.3 Share price and trading volumes over the past 18 months

	Number of shares traded	Price in € Close	High	Low
July 04	20,018,833	65.55	65.95	59.30
Aug. 04	22,675,871	66.00	66.70	61.75
Sep. 04	23,859,206	65.85	70.40	64.85
Oct. 04	22,812,835	65.60	69.25	62.50
Nov. 04	20,097,848	61.55	66.70	60.75
Dec. 04	23,352,135	61.55	62.25	58.35
Jan. 05	22,677,028	62.70	65.50	61.30
Feb. 05	32,709,660	68.40	69.60	62.60
Mar. 05	23,573,568	68.90	70.75	66.70
Apr. 05	29,793,244	64.70	72.00	64.40
May 05	23,699,654	69.55	70.45	64.85
June 05	21,564,940	72.90	72.95	69.25
July 05	36,451,396	75.60	77.00	69.85
Aug. 05	22,123,120	71.75	78.15	70.90
Sep. 05	26,598,830	78.80	79.75	69.85
Oct. 05	30,275,154	72.25	82.45	69.70
Nov. 05	38,256,476	66.40	72.80	64.00
Dec. 05	25,701,032	68.90	69.70	66.20
Jan. 06	39,348,983	77.70	78.95	68.90
Feb. 06	50,208,059	80.65	84.00	71.90
Mar. 06	-	-	-	-

Source: Reuters.

Renault's share price rose 11.9% to €68.90 in 2005. It fluctuated strongly during the year, with a low of €61.30 on January 27, 2005 and a high of €82.45 on October 4.

In the first six months, the share price increased sharply on 2004's sound financial results and a smooth hand-over of power from Louis Schweitzer to Carlos Ghosn. In the latter part of the year, however, it followed a more varied pattern, affected by strong market volatility caused by macroeconomic uncertainties over the rising price of oil and commodities and lackluster market conditions in Europe.

In the third quarter, the shares headed lower on the release of disappointing sales for the auto sector as a whole and a downward revision of Renault's operating margin objective, reflecting the tough competitive environment. Against this gloomy backdrop, and pending the unveiling of the next mid-term plan on February 9, 2006, the shares held up well owing to Renault's gratifying performance in international markets.

19. Eurolist replaces the Premier Marché, Second Marché and Nouveau Marché, which were closed on February 21, 2005.

The CAC 40 index of leading French shares gained 23.4% and the European auto sector index put on 19.9% during the year.

In terms of market capitalization at December 30, 2005 Renault was the eighteenth most highly capitalized company in the CAC 40 and ranked seventh in the automotive industry, with market capitalization of €19,632 million.

RENAULT'S STOCKMARKET PERFORMANCE IN 2005

Renault					Indexes	
					Change since Dec. 31, 2004	
Closing price at Dec. 30, 2005	Market capitalization at Dec. 30, 2005 (€ million)	High in 2005 (Oct. 4)	Low in 2005 (Jan. 27)	Change since Dec. 31, 2004	CAC 40	DJ STOXX Auto
€68.90	19,632	€82.45	€61.30	+11.9%	+23.4%	+19.9%

Source: Reuters.

7.3.2 Renault and Diac redeemable shares

7.3.2.1 Renault redeemable shares

CHARACTERISTICS

Renault has issued a total of 2,000,000 redeemable shares with a par value FRF1,000/€152.45, in two fungible issues of 1,000,000, in October 1983 and October 1984.

Renault redeemable shares are listed on Euronext Paris under ISIN code FR0000140014.

The issue prospectus (in French) can be downloaded from the Finance section of the Renault website or obtained on request from the Investor Relations Department, 27-33 Quai Le Gallo, API: QLG Q33 8 80, 92512 Boulogne-Billancourt Cedex, France.

BUYBACK IN 2004

Between March and April 2004 Renault made a public buyback offer for its redeemable shares at €450 per share. In all, 1,202,341 shares, or 60.12% of the total, were bought back and cancelled. The number of shares outstanding after the buyback was 797,659.

NUMBER OF SHARES OUTSTANDING

A total of 797,659 Renault redeemable shares were outstanding at December 31, 2005.

PAYOUT IN 2005

The interest on redeemable shares, paid on October 24, 2005 in respect of 2004, was €20.65 per share (€10.29 for the fixed portion, €10.36 for the variable portion).

The interest on redeemable shares for 2005, payable on October 24, 2006, will be €20.85 per share, breaking down into €10.29 for the fixed portion and €10.56 for the variable portion (based on consolidated revenues of €41,338 million for 2005 and 40,565 million for 2004 on a consistent basis).

TRADING VOLUME AND PRICES OF RENAULT REDEEMABLE SHARES

	Number of shares traded	Price in € Close	High	Low
July 04	36,425	522.9	540	468
Aug. 04	2,891	520	525	510
Sep. 04	14,512	540	575	520
Oct. 04	84,829	540	572	532
Nov. 04	14,624	537	544	535
Dec. 04	28,303	561	570	537
Jan. 05	15,682	652.5	668	560
Feb. 05	10,427	701.5	739	650
Mar. 05	13,733	690	704.5	675
Apr. 05	5,091	702	705	680
May 05	6,755	785	805	702
June 05	6,928	789	849	750
July 05	4,174	802	803	759
Aug. 05	5,422	844.5	859	795
Sep. 05	8,506	993	1,080	840
Oct. 05	5,951	961	1,047	955
Nov. 05	11,338	915	990	896
Dec. 05	8,024	900.5	918	887
Jan. 06	4,667	975	993	900
Feb. 06	3,583	965	988	944
Mar. 06				

Source: Reuters.

7.3.2.2 Diac redeemable shares

Diac, the credit subsidiary of RCI Banque, issued 500,000 redeemable shares with a par value of FRF1,000/€152.45 in 1985.

Diac redeemable shares are listed on Euronext Paris under ISIN code FR000047821.

At December 31, 2005, the number of redeemable shares issued by Diac in 1985 and still outstanding was 99,439 shares (par value of €152.45) for a total value of €15,159,476.

In the course of 2005, the price fluctuated between €195 and €206. The shares closed at €204.00 on December 31.

7.3.3 Dividends ✦

7.3.3.1 Five-year dividend record

Dividends are paid out at the times and places specified either by the Annual General Meeting or, failing this, by the Board of Directors.

	Number of shares in the authorized capital	Earnings per share (€)			Dividend declared on
		Dividend	Tax credit[2]	Total return	
2001	242,196,550	0.92	0.46	1.38	May 15, 02
2002	284,937,118	1.15	0.575	1.725	May 15, 03
2003	284,937,118	1.40	0.70	2.10	May 17, 04
2004	284,937,118	1.80	-	1.80	May 13, 05
2005[1]	284,937,118	2.40	-	2.40	May 15, 06

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of May 4, 2006.

(2) Tax credit for natural persons. This credit has been eliminated and does not therefore apply to dividends paid in 2005.

7.3.3.2 Future payout policy

When presenting the Renault Commitment 2009 on February 9, 2006 Carlos Ghosn gave details of his intended dividend payout policy.

See Chapter 3, "Target dividend growth".

7.3.3.3 Unclaimed dividends

Dividends remaining unclaimed after the five-year validity period shall lapse, as specified by law. Unclaimed dividends are paid over to the French Treasury.

7.4 Disclosure policy ✦

Since it floated in November 1994 Renault has pursued a global communications policy vis-à-vis its institutional and individual investors. The aim is to provide shareholders with regular information, presented in a clear and transparent manner.

To meet this objective and tailor this information to individual needs, Renault has drawn up an active communications policy. This policy consists in providing more information documents, developing a special section for shareholders on the www.renault.com website and organizing frequent meetings and events for shareholders both inside and outside France.

7.4.1 Individual shareholders

To build loyalty, Renault set up a Shareholders' Club in May 1995. Membership now stands at more than 10,700. Members receive a quarterly newsletter focusing on Group activities, an abridged version of the annual report published yearly following the earnings announcement, and all the documents relating to the Annual General Meeting. They are invited to visit Renault's plants and other sites (14 visits – to Douai, Flins, Cléon, Maubeuge, Viry-Châtillon, Batilly, Lardy and the Technocentre – were organized for clubmembers in 2005) and participate in special automotive events that showcase Renault products (such as breakfasts at the Atelier Renault on the Champs Elysées in Paris with guided tours of its temporary exhibitions and a tour of the collection of vintage Renaults at Flins).

To forge closer ties with shareholders, meetings are organized all over France, often in collaboration with Euronext and the French Federation of Investment Clubs. In all, eight meetings were held in 2005 (one each in Lille, Nantes, Strasbourg, Toulouse, Biarritz, Clermont-Ferrand, Mulhouse and Rennes). In 1996, Renault became one of the first companies to set up a consultative committee for shareholders, showing its determination to provide individual shareholders with clear, relevant information. The committee has 12 members, including two employee shareholders, selected from the members of the Shareholders' Club. The committee met four times in 2005, including one plenary session attended by the Chairman. This year's agenda included work to enhance the uniformity of communication tools, discussions about Renault's online contacts with shareholders, and changes to the annual report.

Individual shareholders can call a free voicemail server (0 800 650 650) or contact an investor relations officer by phone (+33(0)1 76 84 59 99) from Monday to Friday. There is also a dedicated email address (communication.actionnaires@renault.com).

Renault garnered two investor relations awards in 2005:

- it won the *Trophée d'Or* for Annual General Meetings, which counts five evaluation criteria: presentation of financial statements, dividend policy, highlights of the year, corporate governance and shareholder relations and dialogue. The jury noted in particular the quality of corporate governance and communications concerning Carlos Ghosn's succession to Louis Schweitzer as President and Chief Executive Officer, which was announced three years ago;
- for the second year running, Renault took third prize in the *Fils d'Or* awards for the best shareholder services at CAC 40 companies. Awarded by *La Vie Financière* and Synerfil, the prize assesses the relationship between these firms and their individual shareholders, taking into account the timeliness, reliability and user-friendliness of the information they disclose.

7.4.2 Institutional investors

Renault also maintains regular relations with financial analysts and institutional investors from France and abroad.

Analysts' meetings are held in Paris for the release of the full-year and interim results. Conference calls are organized for quarterly earnings releases. Renault's management also speaks throughout the year at conferences organized by brokers and investors in Europe and the United States, at the leading motor shows (Geneva, Frankfurt) and through its own communications actions, such as the financial presentation of Clio III in connection with vehicle test-drives in Sardinia.

Meetings also held throughout the year at the Group's head office and elsewhere in France and abroad at the numerous investor roadshows.

7.4.3 www.renault.com

The Finance section of Renault's website has been designed for unrestricted shareholder access. It contains full information about the Group's financial communications: real-time and historic Renault share price data, news releases and publications (including interactive annual reports and Interactive Analyst financial database), membership of the Board of Directors and management bodies, events calendar, webcast of analysts' presentations in Paris and the AGM and sign-ups for email alerts.

In 2005 – for the second year running – the site was ranked # 2 in the *Grand Prix Boursoscan* awards, which assess the quality of financial disclosures on 79 websites operated by listed companies.

7.4.4 2006 schedule for financial releases

Thursday, February 9	2005 annual results and mid-term plan
Monday, April 24	First-quarter revenues for 2006
Thursday, May 4	Annual General Meeting
Monday, May 15	Dividend payment date(1)
Thursday, July 27	Half-year results for 2006
Wednesday, October 25	Nine-monthly revenues for 2006

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Combined General Meeting of May 4, 2006.

Contact

Thomas Orsini
Investor Relations Director
27-33 Quai Le Gallo
92512 Boulogne-Billancourt Cedex, France
Tel.: +33 (0)1 76 84 53 09
Fax: +33 (0)1 76 84 51 49

Shareholder hotline:

+33 (0)1 76 84 59 99
(fax: +33 (0)1 76 84 51 49)

Toll-free number: 0 800 650 650

Phone information for employee shareholders:

+33 (0)1 76 84 33 38
+33 (0)1 76 84 31 74)
(fax: +33 (0)1 76 84 33 52)

Email: communication.actionnaires@renault.com
Web: www.renault.com > Finance

Renault shares can be registered with
BNP Paribas
Securities Service – Actionnariat Renault
Immeuble Tolbiac
75450 Paris Cedex 09, France
Tel.: +33 (0)1 4014 8989
Fax: +33 (0)1 5577 3417

8 Consolidated financial statements

8.1 Statutory Auditors' report

Year-ended December 31, 2005

This is translation into English of the Statutory Auditors' report issued in French and is provided salely for the convenience of English-speaking readers. The statutory auditors' report includes information specifically required by French law in such reports, whether qualified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In accordance with our appointment as statutory auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault for the year ended December 31, 2005.

The consolidated financial statements have been prepared by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRSs as adopted by the EU. They include comparative information restated in accordance with the same standards in respect of financial year 2004.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the group as at December 31, 2005 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French Commercial Law (Code de commerce) relating to the justification, we bring to your attention the following matters.

As indicated in note 14-A to the consolidated financial statements, the Group accounts for its investments in Nissan under the equity method; our audit of the consolidated scope included a review of the *de facto* and *de jure* observed with regard to the Alliance and used as the underlying basis for the accounting method adopted by the Renault group.

For the purpose of preparing the consolidated financial statements, Renault group management makes certain estimates and assumptions concerning primarily the impairment of tangible and intangible fixed assets, sales financing receivables, deferred taxes and provisions – in particular the warranty provisions. As regards to assets, the Renault group used planning tools and multi-annual financial plans, the various components of which (cash flows and forecasted taxable income, in particular) are used to ascertain the recoverable value of tangible fixed assets. In order of warranties, provisions, Renault used internal or external expert reports, particularly in respect of warranties, which are based on statistics concerning technical incidents. For all such estimates, we reviewed the available documentation and we assessed the reasonable nature of the assessments made.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed, which is expressed in the first part of this report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, March 7, 2006

The Statutory Auditors
French original signed by

DELOITTE & ASSOCIÉS — P. CHASTAING-DOBLIN, A. RAIMI

ERNST & YOUNG Audit — J.F. BÉLORGEY, D. MARY-DAUPHIN

8.2 Consolidated financial statements

The comparative figures for 2004 are reported after adjustment for compliance with IFRS applicable at December 31, 2005 (note 2).

8.2.1 Consolidated income statements

€ million	2005	2004[1]
Sales of goods and services	39,978	38,923
Sales financing revenues	1,360	1,369
Revenues (note 5)	**41,338**	**40,292**
Cost of goods and services sold	(32,137)	(31,090)
Cost of sales financing (note 6)	(926)	(912)
Research and development expenses (note 12-C)	(2,034)	(1,676)
Selling, general and administrative expenses	(4,918)	(4,499)
Operating margin (note 7)	**1,323**	**2,115**
Other operating income and expenses (note 8)	191	(243)
Operating income	**1,514**	**1,872**
Net interest income (expense)	(95)	(22)
Interest income	*153*	*128*
Interest expenses	*(248)*	*(150)*
Other financial income and expenses, net	(232)	(309)
Financial expense (note 9)	**(327)**	**(331)**
Share in net income (loss) of associates	**2,597**	**1,923**
Nissan (note 14)	*2,275*	*1,689*
Other associates (note 15)	*322*	*234*
Pre-tax income	**3,784**	**3,464**
Current and deferred taxes (note 10)	(331)	(561)
NET INCOME	**3,453**	**2,903**
Net income – minority interests' share	86	67
Net income – Renault share	3,367	2,836
Earnings per share[2] in € (note 11)	13.19	11.16
Diluted earnings per share[2] in € (note 11)	13.08	11.10
Number of shares outstanding (in thousands) (note 11)		
for earnings per share	255,177	254,168
for diluted earnings per share	257,342	255,435

(1) 2004 figures restated for compliance with IFRS.
(2) Net income – Renault share divided by number of shares stated.


8

8.2.2 Consolidated balance sheets

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Non-current assets		
Intangible assets (note 12)	2,972	2,657
Property, plant and equipment (note 13)	12,691	11,597
Investments in associates	12,452	9,713
Nissan (note 14)	*10,477*	*7,929*
Other associates (note15)	*1,975*	*1,784*
Non-current financial assets (notes 23 and 27)	577	696
Deferred tax assets (note 10)	309	565
Other non-current assets	358	403
Total non-current assets	**29,359**	**25,631**
Current assets		
Inventories (note 16)	5,862	5,142
Sales financing receivables (notes 17 and 27)	20,700	19,807
Automobile receivables (notes 18 and 27)	2,055	1,878
Current financial assets (notes 23 and 27)	1,871	1,398
Other current assets (note 19)	2,413	2,398
Cash and cash equivalents (note 24)	6,151	5,521
Total current assets	**39,052**	**36,144**
TOTAL ASSETS	**68,411**	**61,775**

(1) 2004 figures restated for compliance with IFRS.

8.2.3 Changes in consolidated shareholders' equity

€ million	Number of shares (thousand)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments
Balance at January 1, 2004[1]	284,937	1,086	3,453	(519)	(35)
Allocation of 2003 net income	-	-	-	-	-
Dividends	-	-	-	-	-
Cost of stock option plans	-	-	-	-	-
Change in other reserves	-	-	-	11	112
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-
2004 net income[1]	-	-	-	-	-
Balance at December 31, 2004[1]	284,937	1,086	3,453	(508)	77
Allocation of 2004 net income					
Dividends	-	-	-	-	-
Cost of stock option plans	-	-	-	-	-
Change in other reserves	-	-	-	52	(44)
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-
2005 net income	-	-	-	-	-
Balance at December 31, 2005	284,937	1,086	3,453	(456)	33

(1) 2004 figures restated for compliance with IFRS.

Details of changes in consolidated shareholders' equity in 2005 are given in note 20.

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Shareholders' equity		
Share capital	1,086	1,086
Share premium	3,453	3,453
Treasury shares	(456)	(508)
Revaluation of financial instruments	33	77
Translation adjustment	562	(216)
Other reserves	11,153	8,752
Net income – Renault share	3,367	2,836
Shareholders' equity – Renault share	19,198	15,480
Shareholders' equity – minority interests' share	463	384
Total shareholders' equity (note 20)	**19,661**	**15,864**
Non-current liabilities		
Deferred tax liabilities (note 10)	231	454
Provisions – long-term (note 21)	1,754	2,166
Non-current financial liabilities (notes 25 and 27)	5,901	5,404
Other non-current liabilities	516	426
Total non-current liabilities	**8,402**	**8,450**
Current liabilities		
Provisions – short-term (note 21)	1,264	910
Current financial liabilities (notes 25 and 27)	2,547	2,447
Sales financing debts (notes 25 and 27)	22,427	20,629
Trade payables (note 27)	7,788	7,234
Current tax liability	215	197
Other current liabilities (note 22)	6,107	6,044
Total current liabilities	**40,348**	**37,461**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68, 411**	**61,775**

(1) 2004 figures restated for compliance with IFRS.

Translation adjustment	Other reserves	Net income (Renault share)	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
-	**6,618**	**2,480**	**13,083**	**395**	**13,478**
-	2,480	(2,480)	-	-	-
-	(357)	-	(357)	(35)	(392)
-	11	-	11	-	11
(216)	-	-	(93)	8	(85)
-	-	-	-	(51)	(51)
-	-	2,836	2,836	67	2,903
(216)	**8,752**	**2,836**	**15,480**	**384**	**15,864**
	2,836	(2,836)			
-	(459)	-	(459)	(60)	(519)
-	24	-	24	-	24
778	-	-	786	32	818
-	-	-	-	21	21
-	-	3,367	3,367	86	3,453
562	**11,153**	**3,367**	**19,198**	**463**	**19,661**



8.2.4 Consolidated statements of cash flows

€ million	2005	2004[1]
Net income	3,453	2,903
Cancellation of unrealized income and expenses:		
- Depreciation and amortization	2,705	2,752
- Share in net income (loss) of associates	(2,597)	(1,923)
- Dividends received from associates	516	552
- Other unrealized income and expenses (note 30-A)	393	748
Cash flow	**4,470**	**5,032**
Financing for final customers	(12,998)	(11,917)
Customer repayments	12,485	10,824
Net change in renewable dealer financing	(304)	(35)
Decrease (increase) in sales financing receivables	**(817)**	**(1,128)**
Bond issuance by the Sales financing division	-	1,100
Bond redemption by the Sales financing division (note 25-B)	(1,045)	(1,050)
Net change in other sales financing debts	3,119	667
Net change in other securities and loans of the Sales financing division	(39)	227
Net change in sales financing financial assets and debts	**2,035**	**944**
Decrease (increase) in working capital (note 30-B)	**(603)**	**427**
CASH FLOWS FROM OPERATING ACTIVITIES	**5,085**	**5,275**
Capital expenditure (note 30-C)	(4,018)	(3,923)
Acquisitions of investments, net of cash acquired	(59)	(127)
Disposals of property, plant and equipment and intangibles	1,073	607
Disposals of investments, net of cash acquired, and other	100	34
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,904)**	**(3,409)**
Contributions from minority shareholders[2]	(2)	18
Dividends paid to parent company shareholders (note 20-D)	(494)	(383)
Dividends paid to minority shareholders	(60)	(35)
Purchases/sales of treasury shares	56	-
Cash flows with shareholders	**(500)**	**(400)**
Bond issuance by the Automobile division	245	407
Bond redemption by the Automobile division (note 25-B)	(388)	(290)
Net increase (decrease) in other financial liabilities of the Automobile division[3]	(867)	(998)
Net decrease (increase) in other securities and loans of the Automobile division	(149)	404
Net change in financial assets and liabilities of the Automobile division	**(1,159)**	**(477)**
CASH FLOWS FROM FINANCING ACTIVITIES	**(1,659)**	**(877)**
INCREASE IN CASH AND CASH EQUIVALENTS	**522**	**989**
Cash and cash equivalents: opening balance	**5,521**	**4,276**
Increase	522	989
Effect of changes in exchange rate and other changes	108	256
Cash and cash equivalents: closing balance	**6,151**	**5,521**

(1) 2004 figures restated for compliance with IFRS.
(2) Via capital increases or capital reductions.
(3) Renault purchased part of its redeemable shares in 2004 (note 9-B).

Details of interest received and paid by the Automobile division are given in note 9-A.

Current taxes paid by the Group are reported in note 10-A.

8.2.5 Segment information

A. INFORMATION BY DIVISION

A1. Consolidated income statements by division

€ million	Automobile	Sales financing	Interdivision transactions[2]	Consolidated total
2005				
Sales of goods	38,602	-	-	38,602
Sales of services	856	520	-	1,376
Sales financing revenues	-	1,360	-	1,360
External sales (note 5)	**39,458**	**1,880**	**-**	**41,338**
Interdivision sales[2]	147	268	(415)	-
Revenues	**39,605**	**2,148**	**(415)**	**41,338**
Operating margin	**858**	**465**	**-**	**1,323**
Operating income	**1,058**	**456**	**-**	**1,514**
Financial expense				**(327)**
Share in net income (loss) of associates	**2,595**	**2**	**-**	**2,597**
Pre-tax income				**3,784**
Current and deferred taxes				(331)
Net income				**3,453**
2004[1]				
Sales of goods	37,459	-	-	37,459
Sales of services[3]	967	497	-	1,464
Sales financing revenues	-	1,369	-	1,369
External sales	**38,426**	**1,866**	**-**	**40,292**
Interdivision sales[2]	302	234	(536)	-
Revenues	**38,728**	**2,100**	**(536)**	**40,292**
Operating margin	**1,640**	**461**	**14**	**2,115**
Operating income	**1,412**	**446**	**14**	**1,872**
Financial expense				**(331)**
Share in net income (loss) of associates	**1,923**	**-**	**-**	**1,923**
Pre-tax income				**3,464**
Current and deferred taxes				(561)
Net income				**2,903**

(1) 2004 figures restated for compliance with IFRS.
(2) Interdivision transactions are carried out under near-market conditions.
(3) Renault purchased part of its redeemable shares in 2004 (note 9-B).



A2. Consolidated balance sheet by division

December 31, 2005 € million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
ASSETS				
Non-current assets				
Property, plant and equipment and intangible assets	15,215	540	(92)	15,663
Investments in associates	12,439	13	-	12,452
Non-current financial assets – investments in non-controlled entities	2,107	17	(2,024)	100
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	477	-	-	477
Deferred tax assets and other non-current assets	547	90	30	667
Total non-current assets	**30,785**	**660**	**(2,086)**	**29,359**
Current assets				
Inventories	5,851	11	-	5,862
Customer receivables	2,164	21,219	(628)	22,755
Current financial assets	1,917	590	(636)	1,871
Other current assets	1,858	1,977	(1,422)	2,413
Cash and cash equivalents	4,277	1,909	(35)	6,151
Total current assets	**16,067**	**25,706**	**(2,721)**	**39,052**
TOTAL ASSETS	**46,852**	**26,366**	**(4,807)**	**68,411**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity	**19,628**	**2,015**	**(1,982)**	**19,661**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	1,724	217	44	1,985
Non-current financial liabilities	5,634	267	-	5,901
Other non-current liabilities	466	50	-	516
Total non-current liabilities	**7,824**	**534**	**44**	**8,402**
Current liabilities				
Short-term provisions	1,191	73	-	1,264
Current financial liabilities	3,289	-	(742)	2,547
Sales financing debts	-	23,003	(576)	22,427
Trade payables	7,853	19	(84)	7,788
Other current liabilities and current tax liability	7,067	722	(1,467)	6,322
Total current liabilities	**19,400**	**23,817**	**(2,869)**	**40,348**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**46,852**	**26,366**	**(4,807)**	**68,411**

(1) Interdivision transactions are carried out under near-market conditions.

December 31, 2004[1] € million	Automobile	Sales financing	Interdivision transactions[2]	Consolidated total
ASSETS				
Non-current assets				
Property, plant and equipment and intangible assets	13,814	528	(88)	14,254
Investments in associates	9,713	-	-	9,713
Non-current financial assets – investments in non-controlled entities	2,446	12	(2,224)	234
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	462	-	-	462
Deferred tax assets and other non-current assets	799	140	29	968
Total non-current assets	**27,234**	**680**	**(2,283)**	**25,631**
Current assets				
Inventories	5,130	12	-	5,142
Customer receivables	1,988	20,146	(449)	21,685
Current financial assets	1,498	526	(626)	1,398
Other current assets	1,750	1,964	(1,316)	2,398
Cash and cash equivalents	4,451	1,074	(4)	5,521
Total current assets	**14,817**	**23,722**	**(2,395)**	**36,144**
TOTAL ASSETS	**42,051**	**24,402**	**(4,678)**	**61,775**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity	**15,833**	**1,814**	**(1,783)**	**15,864**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	2,339	236	45	2,620
Non-current financial liabilities	5,389	407	(392)	5,404
Other non-current liabilities	375	51	-	426
Total non-current liabilities	**8,103**	**694**	**(347)**	**8,450**
Current liabilities				
Short-term provisions	846	64	-	910
Current financial liabilities	2,981	-	(534)	2,447
Sales financing debts	-	21,226	(597)	20,629
Trade payables	7,307	-	(73)	7,234
Other current liabilities and current tax liability	6,981	604	(1,344)	6,241
Total current liabilities	**18,115**	**21,894**	**(2,548)**	**37,461**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**42,051**	**24,402**	**(4,678)**	**61,775**

(1) 2004 figures restated for compliance with IFRS.

(2) Interdivision transactions are carried out under near-market conditions.


8

A3. Consolidated cash flow statements by division

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2005				
Net income	3,320	313	(180)	3,453
Cancellation of unrealized income and expenses:				
- Depreciation and amortization	2,658	103	(56)	2,705
- Share in net income (loss) of associates	(2,595)	(2)	-	(2,597)
- Dividends received from associates	516	-	-	516
- Other unrealized income and expenses	206	186	1	393
Cash flow	**4,105**	**600**	**(235)**	**4,470**
Decrease (increase) in sales financing receivables	-	(1,009)	192	(817)
Net change in sales financing financial assets and debts	-	1,587	448	2,035
Decrease (increase) in working capital	(533)	(40)	(30)	(603)
CASH FLOWS FROM OPERATING ACTIVITIES	**3,572**	**1,138**	**375**	**5,085**
Purchases of intangible assets	(876)	(4)	-	(880)
Purchases of property, plant and equipment	(2,903)	(288)	53	(3,138)
Disposals of property, plant and equipment and intangibles	900	173	-	1,073
Acquisition of investments, net of disposals and other	77	(36)	-	41
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,802)**	**(155)**	**53**	**(2,904)**
Cash flows with shareholders	(500)	(180)	180	(500)
Net change in financial assets and liabilities of the Automobile division	(545)	-	(614)	(1,159)
CASH FLOWS FROM FINANCING ACTIVITIES	**(1,045)**	**(180)**	**(434)**	**(1,659)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(275)**	**803**	**(6)**	**522**

(1) Interdivision transactions are carried out under near-market conditions.

€ million	Automobile	Sales financing	Interdivision transactions[2]	Consolidated total
2004[1]				
Net income	2,725	271	(93)	2,903
Cancellation of unrealized income and expenses:				
- Depreciation and amortization	2,662	104	(14)	2,752
- Share in net income (loss) of associates	(1,923)	-	-	(1,923)
- Dividends received from associates	552	-	-	552
- Other unrealized income and expenses	580	162	6	748
Cash flow	**4,596**	**537**	**(101)**	**5,032**
(Decrease)/(increase) in sales financing receivables	-	(1,132)	4	(1,128)
Net change in sales financing financial assets and debts	-	892	52	944
Decrease (increase) in working capital	532	(74)	(31)	427
CASH FLOWS FROM OPERATING ACTIVITIES	**5,128**	**223**	**(76)**	**5,275**
Purchases of intangible assets	(788)	(3)	-	(791)
Purchases of property, plant and equipment	(2,901)	(305)	74	(3,132)
Disposals of property, plant and equipment and intangibles	490	160	(43)	607
Acquisition of investments, net of disposals and other	(85)	(8)	-	(93)
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,284)**	**(156)**	**31**	**(3,409)**
Cash flows with shareholders	(400)	(100)	100	(400)
Net change in financial assets and liabilities of the Automobile division	(464)	-	(13)	(477)
CASH FLOWS FROM FINANCING ACTIVITIES	**(864)**	**(100)**	**87**	**(877)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**980**	**(33)**	**42**	**989**

(1) 2004 figures restated for compliance with IFRS.

(2) Interdivision transactions are carried out under near-market conditions.

B. Information by geographic area

€ million	France	Other European countries	Other countries	Consolidated total
2005				
Revenues	13,575	20,847	6,916	**41,338**
Capital expenditure	2,607	1,018	393	**4,018**
Property, plant and equipment and intangibles	10,469	3,417	1,777	**15,663**
Other operating assets[2]	5,876	3,319	1,135	10,330
2004[1]				
Revenues	13,959	21,087	5,246	**40,292**
Capital expenditure	2,634	979	310	**3,923**
Property, plant and equipment and intangibles	9,776	3,185	1,293	**14,254**
Other operating assets[2]	5,451	3,081	886	9,418

(1) 2004 figures restated for compliance with IFRS.

(2) Other operating assets include inventories, Automobile receivables and other current assets.


8

The definition of these zones is geographically-based. Europe covers western, central and eastern Europe. Turkey and Russia are included in other countries.

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles, capital expenditure and other operating assets are presented by location of subsidiaries and joint ventures.

8.2.6 Notes to the consolidated financial statements

8.2.6.1 Accounting policies and scope of consolidation

1 – APPROVAL OF THE FINANCIAL STATEMENTS

The Renault group's consolidated financial statements for 2005 will be submitted for approval by the Board of Directors' meeting of February 28, 2006 and by the shareholders at the General Shareholders' Meeting to be held on May 4, 2006.

2 – ACCOUNTING POLICIES

In application of regulation 1606/2002 passed on July 19, 2002 by the European Parliament and the Council of Europe, Renault's consolidated financial statements for 2005 are prepared under the IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) at December 31, 2005 and endorsed for application by European Commission regulations published in the Official Journal of the EU at the closing.

The comparative financial information for 2004 is presented under the same IFRS, in compliance with IFRS 1 on first-time adoption of IFRS. The impact of the transition to IFRS is described in notes 3 and 34 of this document, and in section 3.1.4.2, "Consolidated financial statements restated for compliance with IFRS" of the 2004 annual report.

In the transition to IFRS, Renault opted for early application of IAS 32 and 39 on financial instruments as of January 1, 2004.

The Group has also applied IFRS 5, "Non-current assets held for sale and discontinued operations" since January 1, 2005. This has no material impact on the financial information presented here.

The Group currently undertakes no early application of any standard or interpretation already released but for which application becomes mandatory after December 31, 2005, principally the following:

- the amendment to IAS 19 concerning actuarial gains and losses, group plans and disclosures, which is applicable from January 1, 2006;
- the amendment to IAS 39 on the fair value option, which is applicable from January 1, 2006;
- the amendment to IAS 39 for cash flow hedge accounting of forecast intragroup transactions, which is applicable from January 1, 2006;
- the amendment to IAS 1 on capital disclosures, which is applicable from January 1, 2007;
- IFRS 7, Financial Instruments Disclosures, which is applicable from January 1, 2007;
- interpretation IFRIC 4, Determining Whether an Arrangement Contains a Lease, which is applicable from January 1, 2006.

A – Estimates and judgments

In preparing its financial statements, Renault has to make estimates and assumptions that affect the book value of certain assets and liabilities, income and expense items, and the information disclosed in certain notes. Renault regularly revises its estimates and assessments to take account of past experience and other factors deemed relevant in view of the economic circumstances. If changes in these assumptions or circumstances are not as anticipated, the figures reported in Renault's future financial statements could differ from current estimates. The recoverable value of fixed assets and sales financing receivables, deferred taxes and provisions, particularly vehicle warranty provisions, are the principal items that depend on estimates and assumptions.

B – Consolidation principles

The consolidated financial statements include the financial statements of all companies controlled exclusively, directly or indirectly, by the Group ("subsidiaries"). Jointly controlled companies ("joint ventures") are proportionately consolidated. Companies in which the Group exercises significant influence ("associates") are included in the financial statements on an equity basis.

Companies which fulfill these criteria but are not consolidated are recorded as other non-current assets.

None of these companies' individual contributions to consolidated figures exceeds the following:

- revenues: €20 million;
- inventories: €20 million.

Their consolidation would have a negligible impact on the consolidated financial statements, since they are Group-financed entities whose losses, if any, are recognized via impairment losses, and which:

- acquire almost all their purchases from Group companies, most of these companies being dealership-type establishments;
- or carry out almost all their sales transactions with Group companies, the principal company concerned being Renault Sport.

Significant intercompany transactions and unrealized internal profits are eliminated.

C – Presentation of the financial statements

Operating income and operating margin

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions or operations, such as restructuring costs.

The operating margin corresponds to the operating income before other operating income and expenses, which cover:

- restructuring costs and costs relating to workforce adjustment;
- gains or losses on disposal of businesses or operating entities;
- gains or losses on disposal of property, plant and equipment or intangible assets (except vehicle sales);
- unusual items, i.e. income and charges that are unusual in their frequency, nature or amount.

Primary segment reporting

Primary segment information is disclosed for the following divisions:

- the Automobile division, comprising the production, sales, and distribution subsidiaries for passenger and light commercial vehicles, automobile service subsidiaries, and the subsidiaries in charge of cash management for these companies;
- the Sales financing division, which the Group considers as an operating activity, carried out by RCI Banque and its subsidiaries for the distribution network and final customers.

8

Each of these two divisions forms a coherent unit with its own specific risks and returns.

Apart from dividend income and taxes, income and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system is included in the tax expense of the Automobile division.

Assets and liabilities are specific to each division. Receivables assigned by the Automobile division to the sales financing companies are treated as operating assets by the assignee when the risks and benefits are substantially transferred.

Vehicles for which the Automobile division has a repurchase commitment are included in the division's assets. When these vehicles are financed by the Sales financing division, the Sales financing division recognizes a receivable on the Automobile division.

Secondary segment reporting

Secondary segment information is disclosed by geographic area.

Current and non-current assets and liabilities

Sales financing receivables, other securities, derivatives, loans and financial liabilities of the Sales financing division (other than redeemable shares and subordinated loans) are considered as current assets and liabilities, as they are used in the division's normal business cycle.

For the Automobile division, in addition to items directly related to the business cycle, all assets and liabilities maturing within one year are classified as current.

D – Translation of the financial statements of foreign companies

The Group's presentation currency is the Euro.

For foreign companies, the functional currency is generally the local currency. In cases where most transactions are carried out in a different currency, that currency is adopted as the functional currency.

Where appropriate, for hyperinflation countries the Group uses a functional currency other than the local currency.

To determine whether a country is in hyperinflation, the Group refers to the list published by the AICPA (American Institute of Certified Public Accountants) Task Force.

Foreign companies' accounts are established in their functional currency, and subsequently translated into the Group's presentation currency as follows:

- balance sheet items other than components of shareholders' equity, which are stated at historical value, are translated at the closing rate of exchange;
- income statement items are translated at the average exchange rate for the period;
- the translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

Goodwill generated by a business combination with a foreign company is treated as an asset or liability of the entity acquired, as appropriate.

When a foreign company is sold, the translation adjustments recorded in shareholder's equity in respect of its assets and liabilities are taken to income.

E – Translation of foreign currency transactions

Transactions undertaken in a currency other than the functional currency of the entity concerned are initially translated to and recorded in the functional currency, using the rate applicable at the transaction date.

For financial reporting purposes, monetary items in currencies other than the functional currency (excluding derivatives) are translated at the closing rate. All resulting foreign exchange differences are recognized in the income statement, except for foreign exchange gains and losses on debts, receivables, and financial instruments designated as hedges of the net investment in a foreign entity (note 2-U):

- translation adjustments related to financial operations by the Automobile division are included in the net financial income;
- other translation adjustments are included in the operating margin.

Derivatives are measured and recorded as described in note 2-U.

F – Revenues and margin

Revenues comprise all proceeds from sales of the Group's automobile products, services related to these sales, and the various sales financing products marketed by the Group's sales financing companies to their customers.

Sales of goods and services and margin recognition

Sales and margin recognition

Sales of goods are recognized when vehicles are made available to the distribution network in the case of non-Group dealers, or upon delivery to the end-user in the case of direct sales. The margin on sales is recognized immediately for normal sales by the Automobile division, including sales with associated financing contracts that can be considered as finance leases (long-term or with a purchase option). However, no sale is recognized when the vehicle is covered by an operating lease from a Group finance company or the Group has made a buy-back commitment, when the term of the contract covers an insufficient portion of the vehicle's useful life.

In such cases, the transactions are recorded as operating leases and included in sales of services. The difference between the price paid by the customer and the buy-back price is treated as rental income, and spread over the period the vehicle is at the customer's disposal. The production cost for the new vehicle concerned is recorded in inventories for contracts of less than one year, or included in property, plant and equipment under vehicles leased to customers when the contracts exceed one year. The sale of the vehicle as second-hand at the end of the lease gives rise to recognition of sales revenue and the related margin. As soon as a loss is expected on the resale, a provision (if the vehicle is in inventories) or additional depreciation (if the vehicle is included in property, plant and equipment) is recognized to cover the loss.

Sales incentive programs

When based on the volume or price of the products sold, the cost of these programs is deducted from revenues when the corresponding sales are recorded. Otherwise, the cost is included in selling, general and administrative expenses. If programs are approved after the sales, a provision is established when the decision is made.

The Group sometimes organizes promotional campaigns offering reduced-interest loans to end-users. This expense is recognized immediately when the rates offered cannot cover refinancing and administration costs, and spread over the duration of the loan otherwise.

€ million	Automobile	Sales financing	Interdivision transactions[2]	Consolidated total
2004[1]				
Net income	2,725	271	(93)	2,903
Cancellation of unrealized income and expenses:				
- Depreciation and amortization	2,662	104	(14)	2,752
- Share in net income (loss) of associates	(1,923)	-	-	(1,923)
- Dividends received from associates	552	-	-	552
- Other unrealized income and expenses	580	162	6	748
Cash flow	**4,596**	**537**	**(101)**	**5,032**
(Decrease)/(increase) in sales financing receivables	-	(1,132)	4	(1,128)
Net change in sales financing financial assets and debts	-	892	52	944
Decrease (increase) in working capital	532	(74)	(31)	427
CASH FLOWS FROM OPERATING ACTIVITIES	**5,128**	**223**	**(76)**	**5,275**
Purchases of intangible assets	(788)	(3)	-	(791)
Purchases of property, plant and equipment	(2,901)	(305)	74	(3,132)
Disposals of property, plant and equipment and intangibles	490	160	(43)	607
Acquisition of investments, net of disposals and other	(85)	(8)	-	(93)
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,284)**	**(156)**	**31**	**(3,409)**
Cash flows with shareholders	(400)	(100)	100	(400)
Net change in financial assets and liabilities of the Automobile division	(464)	-	(13)	(477)
CASH FLOWS FROM FINANCING ACTIVITIES	**(864)**	**(100)**	**87**	**(877)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**980**	**(33)**	**42**	**989**

(1) 2004 figures restated for compliance with IFRS.

(2) Interdivision transactions are carried out under near-market conditions.

B. Information by geographic area

€ million	France	Other European countries	Other countries	Consolidated total
2005				
Revenues	13,575	20,847	6,916	**41,338**
Capital expenditure	2,607	1,018	393	**4,018**
Property, plant and equipment and intangibles	10,469	3,417	1,777	**15,663**
Other operating assets[2]	5,876	3,319	1,135	10,330
2004[1]				
Revenues	13,959	21,087	5,246	**40,292**
Capital expenditure	2,634	979	310	**3,923**
Property, plant and equipment and intangibles	9,776	3,185	1,293	**14,254**
Other operating assets[2]	5,451	3,081	886	9,418

(1) 2004 figures restated for compliance with IFRS.

(2) Other operating assets include inventories, Automobile receivables and other current assets.

The definition of these zones is geographically-based. Europe covers western, central and eastern Europe. Turkey and Russia are included in other countries.

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles, capital expenditure and other operating assets are presented by location of subsidiaries and joint ventures.

8.2.6 Notes to the consolidated financial statements

8.2.6.1 Accounting policies and scope of consolidation

1 - APPROVAL OF THE FINANCIAL STATEMENTS

The Renault group's consolidated financial statements for 2005 will be submitted for approval by the Board of Directors' meeting of February 28, 2006 and by the shareholders at the General Shareholders' Meeting to be held on May 4, 2006.

2 - ACCOUNTING POLICIES

In application of regulation 1606/2002 passed on July 19, 2002 by the European Parliament and the Council of Europe, Renault's consolidated financial statements for 2005 are prepared under the IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) at December 31, 2005 and endorsed for application by European Commission regulations published in the Official Journal of the EU at the closing.

The comparative financial information for 2004 is presented under the same IFRS, in compliance with IFRS 1 on first-time adoption of IFRS. The impact of the transition to IFRS is described in notes 3 and 34 of this document, and in section 3.1.4.2, "Consolidated financial statements restated for compliance with IFRS" of the 2004 annual report.

In the transition to IFRS, Renault opted for early application of IAS 32 and 39 on financial instruments as of January 1, 2004.

The Group has also applied IFRS 5, "Non-current assets held for sale and discontinued operations" since January 1, 2005. This has no material impact on the financial information presented here.

The Group currently undertakes no early application of any standard or interpretation already released but for which application becomes mandatory after December 31, 2005, principally the following:

- the amendment to IAS 19 concerning actuarial gains and losses, group plans and disclosures, which is applicable from January 1, 2006;
- the amendment to IAS 39 on the fair value option, which is applicable from January 1, 2006;
- the amendment to IAS 39 for cash flow hedge accounting of forecast intragroup transactions, which is applicable from January 1, 2006;
- the amendment to IAS 1 on capital disclosures, which is applicable from January 1, 2007;
- *IFRS 7, Financial Instruments Disclosures*, which is applicable from January 1, 2007;
- interpretation IFRIC 4, Determining Whether an Arrangement Contains a Lease, which is applicable from January 1, 2006.

A - Estimates and judgments

In preparing its financial statements, Renault has to make estimates and assumptions that affect the book value of certain assets and liabilities, income and expense items, and the information disclosed in certain notes. Renault regularly revises its estimates and assessments to take account of past experience and other factors deemed relevant in view of the economic circumstances. If changes in these assumptions or circumstances are not as anticipated, the figures reported in Renault's future financial statements could differ from current estimates. The recoverable value of fixed assets and sales financing receivables, deferred taxes and provisions, particularly vehicle warranty provisions, are the principal items that depend on estimates and assumptions.

B - Consolidation principles

The consolidated financial statements include the financial statements of all companies controlled exclusively, directly or indirectly, by the Group ("subsidiaries"). Jointly controlled companies ("joint ventures") are proportionately consolidated. Companies in which the Group exercises significant influence ("associates") are included in the financial statements on an equity basis.

Companies which fulfill these criteria but are not consolidated are recorded as other non-current assets.

None of these companies' individual contributions to consolidated figures exceeds the following:

- revenues: €20 million;
- inventories: €20 million.

Their consolidation would have a negligible impact on the consolidated financial statements, since they are Group-financed entities whose losses, if any, are recognized via impairment losses, and which:

- acquire almost all their purchases from Group companies, most of these companies being dealership-type establishments;
- or carry out almost all their sales transactions with Group companies, the principal company concerned being Renault Sport.

Significant intercompany transactions and unrealized internal profits are eliminated.

C - Presentation of the financial statements

Operating income and operating margin

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions or operations, such as restructuring costs.

The operating margin corresponds to the operating income before other operating income and expenses, which cover:

- restructuring costs and costs relating to workforce adjustment;
- gains or losses on disposal of businesses or operating entities;
- gains or losses on disposal of property, plant and equipment or intangible assets (except vehicle sales);
- *unusual items, i.e. income and charges that are unusual in their* frequency, nature or amount.

Primary segment reporting

Primary segment information is disclosed for the following divisions:

- the Automobile division, comprising the production, sales, and distribution subsidiaries for passenger and light commercial vehicles, automobile service subsidiaries, and the subsidiaries in charge of cash management for these companies;
- the Sales financing division, which the Group considers as an operating activity, carried out by RCI Banque and its subsidiaries for the distribution network and final customers.

8

Each of these two divisions forms a coherent unit with its own specific risks and returns.

Apart from dividend income and taxes, income and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system is included in the tax expense of the Automobile division.

Assets and liabilities are specific to each division. Receivables assigned by the Automobile division to the sales financing companies are treated as operating assets by the assignee when the risks and benefits are substantially transferred.

Vehicles for which the Automobile division has a repurchase commitment are included in the division's assets. When these vehicles are financed by the Sales financing division, the Sales financing division recognizes a receivable on the Automobile division.

Secondary segment reporting

Secondary segment information is disclosed by geographic area.

Current and non-current assets and liabilities

Sales financing receivables, other securities, derivatives, loans and financial liabilities of the Sales financing division (other than redeemable shares and subordinated loans) are considered as current assets and liabilities, as they are used in the division's normal business cycle.

For the Automobile division, in addition to items directly related to the business cycle, all assets and liabilities maturing within one year are classified as current.

D – Translation of the financial statements of foreign companies

The Group's presentation currency is the Euro.

For foreign companies, the functional currency is generally the local currency. In cases where most transactions are carried out in a different currency, that currency is adopted as the functional currency.

Where appropriate, for hyperinflation countries the Group uses a functional currency other than the local currency.

To determine whether a country is in hyperinflation, the Group refers to the list published by the AICPA (American Institute of Certified Public Accountants) Task Force.

Foreign companies' accounts are established in their functional currency, and subsequently translated into the Group's presentation currency as follows:

- balance sheet items other than components of shareholders' equity, which are stated at historical value, are translated at the closing rate of exchange;
- income statement items are translated at the average exchange rate for the period;
- the translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

Goodwill generated by a business combination with a foreign company is treated as an asset or liability of the entity acquired, as appropriate.

When a foreign company is sold, the translation adjustments recorded in shareholder's equity in respect of its assets and liabilities are taken to income.

E – Translation of foreign currency transactions

Transactions undertaken in a currency other than the functional currency of the entity concerned are initially translated to and recorded in the functional currency, using the rate applicable at the transaction date.

For financial reporting purposes, monetary items in currencies other than the functional currency (excluding derivatives) are translated at the closing rate. All resulting foreign exchange differences are recognized in the income statement, except for foreign exchange gains and losses on debts, receivables, and financial instruments designated as hedges of the net investment in a foreign entity (note 2-U):

- translation adjustments related to financial operations by the Automobile division are included in the net financial income;
- other translation adjustments are included in the operating margin.

Derivatives are measured and recorded as described in note 2-U.

F – Revenues and margin

Revenues comprise all proceeds from sales of the Group's automobile products, services related to these sales, and the various sales financing products marketed by the Group's sales financing companies to their customers.

Sales of goods and services and margin recognition

Sales and margin recognition

Sales of goods are recognized when vehicles are made available to the distribution network in the case of non-Group dealers, or upon delivery to the end-user in the case of direct sales. The margin on sales is recognized immediately for normal sales by the Automobile division, including sales with associated financing contracts that can be considered as finance leases (long-term or with a purchase option). However, no sale is recognized when the vehicle is covered by an operating lease from a Group finance company or the Group has made a buy-back commitment, when the term of the contract covers an insufficient portion of the vehicle's useful life.

In such cases, the transactions are recorded as operating leases and included in sales of services. The difference between the price paid by the customer and the buy-back price is treated as rental income, and spread over the period the vehicle is at the customer's disposal. The production cost for the new vehicle concerned is recorded in inventories for contracts of less than one year, or included in property, plant and equipment under vehicles leased to customers when the contracts exceed one year. The sale of the vehicle as second-hand at the end of the lease gives rise to recognition of sales revenue and the related margin. As soon as a loss is expected on the resale, a provision (if the vehicle is in inventories) or additional depreciation (if the vehicle is included in property, plant and equipment) is recognized to cover the loss.

Sales incentive programs

When based on the volume or price of the products sold, the cost of these programs is deducted from revenues when the corresponding sales are recorded. Otherwise, the cost is included in selling, general and administrative expenses. If programs are approved after the sales, a provision is established when the decision is made.

The Group sometimes organizes promotional campaigns offering reduced-interest loans to end-users. This expense is recognized immediately when the rates offered cannot cover refinancing and administration costs, and spread over the duration of the loan otherwise.

Warranty
The estimated or incurred costs relating to product or part warranties not covered by insurance are charged to expenses when the sales are recorded. In the event of product recalls relating to incidents that come to light after the vehicle has been put on the market, provisions are established to cover the costs involved as soon as the decision to undertake the recall campaign has been made.

Services related to sales of automobile products
Renault offers its customers extended warranty and maintenance contracts, the income and margin on which are recognized over the period covered by the contract.

Sales financing revenues and margin recognition
Sales financing revenues
Sales financing revenues are generated by financing operations for sales of vehicles to dealers and end-users. These financing operations take the form of loans from the Sales financing division companies, and are therefore carried in the balance sheet at the nominal value of outstanding capital less any impairment. Income on these contracts is calculated so as to give a constant interest rate over the period, and is included in sales revenues.

Sales financing costs
The costs of sales financing are considered as operating expenses and included in the operating margin. They mainly comprise interest incurred by sales financing companies to refinance their customer transactions, other costs and revenues directly related to administration of this type of refinancing (temporary investments, hedging and management of exchange and interest rate risks), and the cost of risks other than those relating to refinancing of receivables.

Commissions payable to business intermediaries
Commissions are treated as external distribution costs, and therefore deferred as contract acquisition costs, so as to give a constant interest rate over the term of the financing contracts.

Impaired receivables
Impairment losses are recorded to cover the risk of non-recovery of receivables as soon as there is objective evidence of impairment. This impairment is assessed on a case-by-case basis or using a statistical approach based on portfolios of receivables with similar credit risk profiles.

G – Financial income (expense)

The net financial income (expense) comprises interest income and expenses of the Automobile division and other financial income and expenses.

Interest income and expenses are recognized under the effective interest rate method, whereby interest and transaction costs are spread on an actuarial basis over the duration of the loan or borrowing.

Other financial income and expenses include changes in the fair value of redeemable shares.

H – Income tax

The Group recognizes deferred taxes for all temporary differences between the tax and book values of assets and liabilities in the consolidated balance sheet. Using the liability method, deferred taxes are calculated at the latest tax rate enacted at the closing date applicable to the period when temporary differences are reversed. Each individual fiscal entity (legal entity, establishment or group of entities that pays tax to the tax administration) that is authorized to offset its current tax assets and liabilities reports deferred tax assets and liabilities net. Valuation allowances are established for deferred tax assets according to the probability of future recovery.

For fully consolidated companies, a deferred tax liability is recorded in respect of dividend distributions likely to be made by the Group in the foreseeable future.

For joint ventures and associates, a deferred tax liability on dividend distributions is booked for all differences between the book value and fiscal value of shares held.

I – Intangible assets

Goodwill

Goodwill recorded upon acquisitions of investments in subsidiaries, joint ventures or associates corresponds to the difference at acquisition date between the purchase price of the shares (including acquisition expenses) and the share in the fair value of assets and liabilities acquired.

Goodwill is not amortized, but impairment tests are carried out at least annually or whenever there is evidence of loss of value. After initial recognition, goodwill is stated at cost less accumulated impairment. Any impairment losses on goodwill are included in the operating margin.

Goodwill relating to associates is included in the balance sheet line "investments in associates". In the event of impairment, an impairment loss is booked and included in the consolidated income statement via the share in net income (loss) of associates.

Acquisitions of additional interests in consolidated companies are treated as new investments, and goodwill is booked when the purchase cost of the shares (including related expenses) is higher than the book value of the minority interests acquired. Any negative goodwill generated by such a transaction is taken to income immediately.

Research and development expenses
Development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for mass production are capitalized as intangible assets. They are amortized on a straight-line basis from the date of approval for production, over the expected market life of the vehicle or part, up to a maximum period of seven years.

Expenses incurred before the formal approval of product development are recorded as costs in the period they are incurred, in the same way as research expenses. Expenses incurred after the start of mass production are treated as production costs.


8

J – Property, plant and equipment

Gross value

The gross value of property, plant and equipment corresponds to historical acquisition or production cost.

Design expenses are included in the asset's production cost.

Borrowing costs borne during the final preparation of the assets for use are charged to expenses for the period they are incurred, and are not included in the value of the asset.

Investment subsidies received are deducted from the gross value of the assets concerned.

Subsequent expenses for property, plant and equipment, except those incurred to increase productivity or prolong the life of an asset, are charged to expenses as incurred.

Assets used by the Group under finance leases are treated as assets financed by credit. When the corresponding liability is significant, it is disclosed in the notes to the financial statements.

Vehicles leased to customers are vehicles under lease from a Group finance company, for which the Group has a repurchase commitment, or vehicles sold under an agreement including a buy-back clause covering more than one year (note 2-F).

Depreciation

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings[1]	15 to 30 years
Specific tools	2 to 7 years
Machinery and other tools (other than press lines)	5 to 15 years
Press lines	20 to 30 years
Other tangible assets	4 to 6 years

(1) Buildings in use before 1987 are depreciated over a period of up to 40 years.

Accelerated depreciation is recorded when an asset's useful life becomes shorter than the initially expected period of use, particularly when it is decided to withdraw a vehicle or part from the market.

K – Impairment of assets

Significant unfavorable developments on the markets in which Renault operates, or significant changes that adversely affect the circumstances and manner of use of an asset, are the principal indications that an asset is impaired.

The recoverable value of assets is assessed at the level of each division. For the Automobile division, the return on assets is measured taking all European countries together, since the industrial plant and the product range throughout Europe form one coherent unit. The return on industrial assets outside Europe is measured for each coherent sub-unit that produces independent cash flows.

The recoverable value is the higher of an asset's value in use and its net fair value. Value in use is determined based on the discounted value of future cash flows expected from use of the assets. The discount rate used is the average weighted cost of capital as determined by Renault. When recoverable value is lower than net book value, impairment equivalent to the difference is recorded against the assets concerned and in the operating margin.

L – Non-current assets or groups of assets held for sale

Assets held for sale are non-current assets or groups of assets that are available for sale (and do not require significant work to prepare them for sale) and very likely to be sold.

Non-current assets or groups of assets considered to be held for sale are measured and recorded at the lower of net book value or fair value less selling costs. No further depreciation or amortization is recorded once an asset is classified as held for sale (or included in a group of assets held for sale).

When their value is significant, non-current assets held for sale are reported on a specific line in the balance sheet.

M – Inventories

Inventories are stated at the lower of cost or net realizable value. Cost corresponds to acquisition cost or production cost, which includes direct and indirect production expenses and a share of manufacturing overheads based on a normal level of activity. Inventories are valued under the FIFO (First In First Out) method.

When the net realizable value is lower than the value under the FIFO method, impairment equal to the difference is recorded.

N – Assignment of receivables

Receivables assigned to third parties (through securitization or discounting) are removed from Group assets when the associated risks and benefits are also substantially transferred to the third parties in question.

The same treatment applies to assignments between the Automobile and Sales financing divisions. The resulting receivables and liabilities are recorded as operating items.

O – Treasury shares

Treasury shares, including those held for the purposes of stock option plans awarded to Group managers and executives, are recorded at acquisition cost and deducted from Group shareholders' equity until the date of sale.

When these shares are sold, the sale price is directly included in consolidated shareholders' equity, and transferred to cash and cash equivalents once payment has been received. Consequently, no gain or loss on treasury shares is included in the net income for the period.

P – Stock option plans

The Group awards stock option plans covering purchase options and subscription options for Renault shares. The fair value of the services rendered by beneficiaries in return for attribution of these options is measured by reference to the fair value of the options at the grant date, using a binomial mathematical model. No subsequent adjustment is applied.

This fair value is spread on a straight-line basis over the vesting period for the relevant stock option plan. The cost is included in personnel expenses, with a corresponding adjustment to consolidated reserves. When the option is exercised, the cash amount received by the Group in settlement of the exercise price is booked in cash and cash equivalents, with a corresponding adjustment to consolidated reserves.

In compliance with the standard's transitional measures, only stock option plans beginning after November 7, 2002 concerning options unvested at January 1, 2005 are valued and recorded as described above.

Q – Provisions

Pensions and other long-term employee benefit obligations

The Group's payments for defined-contribution benefit plans are recorded as expenses for the relevant period.

For defined-benefit plans concerning post-employment benefits, the Group uses the Projected Unit Credit Method to determine the present value of its obligations. Under this method, benefits are attributed to periods of service according to the plan's benefit formula. However, if an employee's service in later years will earn a materially higher level of benefit than in earlier years, benefits are attributed to periods of service on a straight-line basis.

Future benefit obligations are measured on a basis that reflects future salary increases, retirement age and mortality, and are discounted at a rate determined by reference to yields on long-term high quality corporate bonds.

When the unrecognized actuarial gains and losses resulting from revisions of the underlying assumptions exceed the greater of:

- 10% of the present value of the defined benefit obligations at the closing date;
- and 10% of the fair value of plan assets at that date,

the portion of actuarial gains or losses recognized for each defined benefit plan is the excess so determined, divided by the expected average remaining working lives of the employees participating in that plan.

The net expense for the year, corresponding to the sum of the current period service costs, the discount cost less the expected return on plan assets, amortization of actuarial variances and a portion of deferred past service costs, is charged in full to the operating margin.

Termination benefits

The cost of workforce adjustment measures is recorded when the Group is clearly committed to putting a plan into operation, i.e. when the plan has been presented in detail and announced to the employees concerned.

Restructuring measures

The estimated cost of restructuring is recognized as soon as a detailed plan is provided and the restructuring is either announced or in progress.

R - Financial assets

The Group recognizes a financial asset when it becomes a party to the contractual provisions of the instrument.

Financial assets comprise investments in non-controlled companies in which Renault does not exercise significant influence, securities, loans, and derivative assets related to financial transactions (note 2-U).

These instruments are presented as non-current assets, apart from those maturing within 12 months of the closing date, which are classified as current assets or cash equivalents as appropriate.

Securities: investments in non-controlled companies in which Renault does not have significant influence

Dividends from such companies are recorded in the year of distribution.

These investments are considered to be "available for sale", and are accordingly stated at their fair value at the financial reporting date, with any changes in fair value included directly in consolidated reserves. The amounts recorded in consolidated reserves are transferred to the income statement upon disposal of the investment.

Impairment is calculated and recognized in the income statement when there is objective evidence that these investments are impaired. One indicator providing objective evidence of impairment is a significant or prolonged fall in the fair value of investments below their acquisition cost.

The fair values of such investments are determined by reference to the market price when possible.

Securities that do not represent a share in another entity's capital

Securities other than those that represent a share in another entity's capital are initially stated at fair value.

The valuation methods and subsequent accounting treatment vary according to whether these securities are considered "available for sale" or designated from the outset as "assets stated at fair value through profit or loss" (designated as held for trading).

In the first case, available-for-sale securities are stated at fair value at the reporting date, and changes in this fair value are recorded directly in equity. The amounts included in equity are taken to income upon derecognition of the asset. Impairment losses are recorded in the income statement when there is objective evidence of significant long-term depreciation in value.

In the second case, securities designated as held for trading are stated at fair value at the reporting date, with changes in fair value taken to income.

Fair values of securities are mainly determined by reference to the market price.

Loans

Loans include interbank loans for investment of cash surpluses and loans to non-controlled companies in which Renault holds investments.

Loans are initially recognized at fair value, plus directly attributable transaction costs.

At each closing date, loans are valued at amortized cost. Impairment is recognized in the income statement when there is objective evidence of depreciation in value caused by an event that occurred after the initial recognition of the asset.

S - Cash and cash equivalents

Cash includes cash on hand and bank deposits, with the exception of bank overdrafts, which are included in financial liabilities.

Cash equivalents are investments held for the purpose of meeting short-term cash commitments. For an investment to qualify as a cash equivalent, it must be readily convertible for a known amount of cash and be subject to an insignificant risk of change in value.

T - Financial liabilities and sales financing debts

The Group recognizes a financial liability (for the Automobile division) or a sales financing debt when it becomes a party to the contractual provisions of the instrument.

Financial liabilities and sales financing debts comprise redeemable shares, bonds, other interest-bearing borrowings and derivative liabilities related to financial transactions (note 2-U).

Redeemable shares

In view of the current interpretation of IAS 39 on financial instruments, the Group considers that the variable interest on redeemable shares is an embedded derivative which cannot be valued separately. Consequently, the Group has stated all its redeemable shares at fair value. For these shares, fair value is equal to market value. However, a future interpretation on the matter issued by the professional and regulatory bodies could oblige Renault to replace this treatment by valuation at amortized cost.

Changes in fair value are recorded in financial income and expenses.

Bonds and other interest-bearing borrowings

Bonds and other interest-bearing borrowings are initially recorded at fair value, less any transaction costs directly attributable to the issuance of the liability.

At each reporting date, apart from specific hedge accounting methods (note 2-U), these financial liabilities are restated at amortized cost using the effective interest rate method. The financial expense calculated in this way includes issuance expenses and issuance or redemption premiums, together with the impact of debt renegotiations when the old and new terms are not substantially different.

Renegotiations of the terms of borrowings and similar operations are recorded as an extinction of the former liability with recognition of a new liability only if there are substantial differences between the old and new terms. When this is the case, the costs borne for renegotiation are included in the financial expenses for the period during which the negotiation takes place.

U – Derivatives and hedge accounting

Risks

To manage its exchange rate exposure, the Group uses forward foreign currency contracts, currency swaps and cross-currency swaps. These hedges may cover the Group's net investment in certain foreign entities, foreign currency receivables or debts, or firm foreign currency commitments.

The Group's exposure to interest rate risks primarily concerns the Sales financing division, which manages interest rate exposure on a comprehensive basis, mainly using interest rate swaps. The Automobile division manages the interest rate risk on its financial liabilities by a micro-hedging approach.

The Group also uses forward commodity contracts to hedge its purchases.

Measurement and presentation

Derivatives are initially recognized at fair value. This fair value is subsequently reviewed at each closing date:

- the fair value of forward exchange contracts is based on market conditions. The fair value of currency swaps is determined by discounting future cash flows, using closing-date market rates (exchange and interest rates);
- the fair value of interest rate derivatives is the amount the Group would receive (or pay) to settle outstanding contracts at the closing date, taking into account any unrealized gains or losses based on current interest rates and the quality of the counterparty to each contract at the closing date;
- the fair value of commodity derivatives is based on market conditions.

The Automobile division's derivatives are reported in the balance sheet as current if they mature within 12 months and non-current otherwise. All Sales financing division derivatives are reported in the balance sheet as current.

Hedge accounting

The treatment of derivatives designated as hedging instruments depends on the type of hedging relationship:

- fair value hedge,
- cash flow hedge;
- hedge of a net investment in a foreign operation.

The Group clearly identifies the hedging instrument and the hedged item as soon as the hedge is set up, and formally documents the hedging relationship, stating the hedging strategy, the risk hedged and the method used to assess the hedge's effectiveness. This documentation is subsequently updated, such that the effectiveness of the designated hedge can be demonstrated.

Hedge accounting uses specific measurement and recognition methods for each category of hedge:

- fair value hedges: the hedged item is adjusted to fair value in view of the risk hedged and the hedging instrument is recorded at fair value. Changes in these items are recorded net of taxes in the income statement simultaneously, and only the ineffectiveness of the hedge has an impact on net income;
- cash flow hedges: no adjustment is made to the value of the hedged item; only the hedging instrument is adjusted to fair value. Following this adjustment, the effective portion of the change in fair value attributable to the hedged risk is recorded, net of taxes, in equity, while the ineffective portion is included in the income statement. The cumulative amount included in equity is transferred to the income statement when the hedged item has an impact on net income;
- hedge of a net investment in a foreign operation: the hedging instrument is adjusted to fair value. Following this adjustment, the effective portion of the change in fair value attributable to the hedged exchange risk is recorded, net of taxes, in equity, while the ineffective portion is included in the income statement. The cumulative amount included in equity is transferred to the income statement at the date of liquidation or sale of the investment.

Derivatives not designated as hedges accounting

Changes in the fair value of derivatives not designated as hedges are recognized directly in financial income, except in the case of derivatives entered into exclusively for reasons closely related to business operations. In this case, changes in the fair value of derivatives are included in the operating margin.


8

3 – IMPLEMENTATION OF IFRS

As a first-time adopter of IFRS, the Group has prepared an opening balance sheet at January 1, 2004 under the new standards. In compliance with the recommendation issued by the AMF (*Autorité des Marchés Financiers*: French securities and exchange commission) on financial communication during the transition period, Renault has also published figures detailing the impact of the transition to IFRS on the financial position and performance for 2004, in chapter 3.1.4.2 of the 2004 annual report entitled "Consolidated financial statements restated for compliance with IFRS".

In preparing its opening balance sheet, the Group applied the retrospective application rule as defined by IFRS 1, subject to certain alternative options:

- actuarial variances not yet taken into account in provisions for pension and similar obligations were fully recognized in equity at January 1, 2004;
- accumulated translation adjustments were reclassified in consolidated reserves at January 1, 2004;
- business combinations effective prior to January 1, 2004 were not restated.

In addition, only stock option plans beginning after November 7, 2002 for which options were not yet vested at January 1, 2005 are recorded under IFRS 2.

The balance sheet presentation follows the current/non-current classification required by IAS 1.

Comparative financial statements under previous policies and under IFRS, and tables analyzing the transition, were prepared for 2004, and are presented in note 34 with a brief description of the restatements applied.

Reconciliations are presented in tables showing the transition from the financial statements under previous policies to the IFRS financial statements.

Details of restatements by standard are provided in Chapter 3.1.4.2 of Renault's 2004 annual report, "Consolidated financial statements restated for compliance with IFRS".

4 – CHANGES IN THE SCOPE OF CONSOLIDATION

In December 2005, the Group exercised its option to purchase at December 31, 2007 all shares in the SCI du Plateau de Guyancourt, which owns the real estate assets of the Technocentre, a single site combining all Renault new-vehicle research and development forces. Exercise of this option is irrevocable.

Consequently, at December 31, 2005, the Group consolidated the restated balance sheet of this company. Renault will be its sole shareholder as of December 31, 2007.

This operation has no impact on the consolidated income statements for 2005.

No other significant change in the scope of consolidation took place in 2005 or 2004.

8.2.6.2 Income statement

5 – REVENUES

A – 2004 Revenues applying 2005 Group structure and methods

€ million	Automobile	Sales financing	Total
2004 revenues[1]	**38,426**	**1,866**	**40,292**
Changes in scope of consolidation	255	18	273
2004 revenues applying 2005 Group structure and methods	**38,681**	**1,884**	**40,565**
2005 revenues	**39,458**	**1,880**	**41,338**

(1) 2004 figures restated for compliance with IFRS.

B – Breakdown of revenues

€ million	2005	2004[1]
Sales of goods	38,602	37,459
Sales of services	1,376	1,464
Sales of goods and services	**39,978**	**38,923**
Income on customer financing	909	896
Income on leasing and similar operations	451	473
Sales financing revenues	**1,360**	**1,369**
REVENUES	**41,338**	**40,292**

(1) 2004 figures restated for compliance with IFRS.

C – Vehicle rental income

Rental income recorded by the Group in connection with vehicle sales with a repurchase commitment or vehicle rentals totaled €670 million in 2005 (€649 million in 2004). This income is included in sales of services.

6 – COST OF SALES FINANCING

€ million	2005	2004[1]
Net credit losses	(164)	(106)
New impairment	*(269)*	*(169)*
Recovery of impairment	*194*	*144*
Forgiveness of debt and other net credit losses	*(89)*	*(81)*
Other sales financing costs	(762)	(806)
Income on cash investments	*206*	*235*
Refinancing expenses	*(968)*	*(1,041)*
Cost of sales financing	**(926)**	**(912)**

(1) 2004 figures restated for compliance with IFRS.

7 – OPERATING MARGIN: DETAILS OF INCOME AND EXPENSES BY NATURE

A – Personnel expenses

	2005	2004[1]
Personnel expenses (€ million)	5,782	5,437
Workforce at December 31	132,831	130,573

(1) 2004 figures restated for compliance with IFRS.



Personnel expenses include €131 million for pensions and other long-term benefits paid out to employees in 2005 (€97 million in 2004) (note 21-B3).

B – Share-based payments

Share-based payments exclusively concern stock options awarded to personnel. These generated personnel expenses of €18 million in 2005 (€11 million in 2004).

The plan valuation method is presented in note 20-G.

C – Rental expenses

Property rents amounted to approximately €300 million in 2005 and 2004.

D – Foreign exchange gains/losses

In 2005, the operating margin included a net foreign exchange gain of €27 million (compared to a net foreign exchange loss of €11 million in 2004)

8 - OTHER OPERATING INCOME AND EXPENSES

€ million	2005	2004[1]
Restructuring and workforce adjustment costs and provisions	(109)	(175)
Gains and losses on disposal of businesses or operating entities	119	(38)
Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)	148	45
Unusual items	33	(75)
TOTAL	191	(243)

(1) 2004 figures restated for compliance with IFRS.

A - Restructuring and workforce adjustment costs and provisions

These costs and provisions arise principally from the implementation of restructuring measures in certain businesses, and adjustment of workforce levels.
This item comprises:

€ million	2005	2004[1]
Cost of unwinding the discount and adapting the terms of the CASA early retirement plan introduced in France in 1999, and the retirement system for long-serving workers under the French "Fillon" law of 2003	(11)	(116)
Other restructuring and workforce adjustment costs and provisions	(98)	(59)
RESTRUCTURING AND WORKFORCE ADJUSTMENT COSTS AND PROVISIONS	(109)	(175)

(1) 2004 figures restated for compliance with IFRS.

B - Gains and losses on disposal of businesses or operating entities

Gains and losses on sales of businesses or operating entities include:

- in 2005, a gain of €150 million on the sale of Renault's 17.88% investment in Nissan Diesel Motors Co. Ltd.;
- in 2004, the €39 million cost of settlement of the litigation over interpretation of the contractual terms for the transfer of Renault Véhicules Industriels to AB Volvo in 2001 (the net-of-tax impact amounted to €20 million).

C - Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)

Most of the gain on disposal of property, plant and equipment and intangible assets in 2005 resulted from the sale of land in Madrid.

D - Unusual items

In 2004, these items included a €49 million provision in view of developments in the commitments concerning end-of-life vehicles in the UK, Italy, Spain and Belgium (note 32-B-1).

9 - FINANCIAL EXPENSE

A - Interest income and expenses

Interest income and expenses amounted to €153 million and €248 million respectively in 2005 (€128 million and €150 million in 2004).

Interest received and paid amounted to €131 million and €200 million respectively in 2005 (€112 million and €139 million in 2004).

B - Other financial income and expenses

Other financial income and expenses comprise:

€ million	2005	2004[1]
Repurchase of redeemable shares	-	(121)
Change in fair value of redeemable shares (note 25-B)	(271)	(170)
Other	39	(18)
OTHER FINANCIAL INCOME AND EXPENSES, NET	(232)	(309)

(1) 2004 figures restated for compliance with IFRS.

Over March and April 2004, Renault made a cash tender offer to buy back its redeemable shares at 450 euros per share, corresponding to a 21% premium over the market price.

This offer was reflected in the 2004 financial statements by an outflow of €545 million, recorded as a €424 million reduction in financial liabilities of the Automobile division and a €121 million financial expense corresponding to the price supplement.

Foreign exchange gains and losses included under "Other" represented a net loss of €8 million in 2005 (compared to a €9 million gain in 2004).

10 - CURRENT AND DEFERRED TAXES

As Renault SA elected to determine French income taxes under the domestic tax consolidation regime when it was formed, this is the regime applicable to the Group in which Renault SA is taxed in France.

The Renault group also applies other optional tax consolidation systems in Germany, Spain, the UK, the Netherlands and Portugal.

A - Current and deferred tax expense

€ million	2005	2004[1]
Current income taxes	(305)	(466)
Net deferred tax charge	(26)	(95)
Current and deferred taxes	**(331)**	**(561)**

(1) 2004 figures restated for compliance with IFRS.

In 2005, €253 million of current income taxes were generated by foreign entities (€360 million in 2004).

Current taxes paid by the Group during 2005 totaled €430 million (€406 million in 2004).

BREAKDOWN OF NET DEFERRED TAX CHARGE

€ million	2005	2004[1]
Deferred tax credits (charges), gross	(33)	(44)
Change in valuation allowances on deferred tax assets	7	(51)
Net deferred tax charge	**(26)**	**(95)**

(1) 2004 figures restated for compliance with IFRS.



B – Reconciliation between the French corporate income tax rate and the Group's effective tax rate

	2005	2004[1]
French tax rate	34.9%	35.4%
Tax credits	(9.1%)	(4.4%)
Deferred tax liabilities on net income (distributed or undistributed) of associates	3.8%	1.8%
Change in valuation allowances on deferred tax assets	(0.6%)	3.3%
Other impacts	(1.1%)	0.3%
Effective tax rate before share in net income of associates	**27.9%**	**36.4%**
Impact of associates	(19.2%)	(20.2%)
Overall effective tax rate	**8.7%**	**16.2%**

(1) 2004 figures restated for compliance with IFRS.

The Group's effective tax rate for 2005 (before the share in net income of associates) was 28%, (36% in 2004), largely thanks to higher tax credits. These tax credits result from major new investments in Turkey and a favorable rule for taxation of long-term capital gains generated by the sale of land in Madrid (note 8-C)

C – Breakdown of net deferred taxes

€ million	Dec. 31, 2005	Dec.31, 2004[1]
Deferred taxes on:		
Investments in associates	(72)	(28)
Fixed assets	(1,240)	(1,063)
Provisions and other expenses or valuation allowances deductible upon utilization	899	887
Loss carryforwards	762	467
Other	376	378
Net deferred tax assets and (liabilities) before valuation allowance	**725**	**641**
Valuation allowance	(647)	(530)
Net deferred tax assets	**78**	**111**

(1) 2004 figures restated for compliance with IFRS.

BREAKDOWN OF VALUATION ALLOWANCE ON NET DEFERRED TAX ASSETS, BY EXPIRY

€ million	Dec. 31, 2005	Dec.31, 2004[1]
Net deferred tax assets that can be carried forward indefinitely	458	322
Other net deferred tax assets expiring in more than 5 years	22	45
Other net deferred tax assets expiring between 1 and 5 years	87	102
Other net deferred tax assets expiring within 1 year	80	61
TOTAL VALUATION ALLOWANCE ON NET DEFERRED TAX ASSETS	647	530

(1) 2004 figures restated for compliance with IFRS.

The appreciation of the Brazilian real against the Euro led to an increase in deferred taxes on losses that can be carried forward indefinitely, and an equivalent increase in the valuation allowance on these deferred taxes. This had no impact on consolidated net income.

D – Current and deferred taxes recorded via an adjustment to equity

€ million	Change in equity in 2005 before taxes	taxes	net
Change in translation adjustment (note 20-E):			
Partial hedges of the investment in Nissan	(15)	5	(10)
Change in the financial instruments revaluation reserve (note 20-C):			
Cash flow hedges	47	(27)	20
Available-for-sale assets	(80)	16	(64)
TOTAL	(48)	(6)	(54)

11 – BASIC AND DILUTED EARNINGS PER SHARE

Renault's basic earnings per share and diluted earnings per share are calculated by dividing Renault's share of net income (€3,367 million for 2005 and €2,836 million for 2004) by the relevant number of shares.

The number of shares used to calculate the basic earnings per share is the weighted average number of ordinary shares in circulation during the period, i.e. after neutralization of treasury shares and Renault shares held by Nissan.

in thousands of shares	2005	2004
Shares in circulation	284,937	284,937
Treasury shares	(10,176)	(11,266)
Shares held by Nissan x Renault's share in Nissan	(19,584)	(19,503)
Number of shares used to calculate basic earnings per share	**255,177**	**254,168**

The number of shares used to calculate the diluted earnings per share is the weighted average number of ordinary shares potentially in circulation during the period, i.e. the number of shares used to calculate the basic earnings per share plus the number of dilutive stock options.

in thousands of shares	2005	2004
Number of shares used to calculate basic earnings per share	255,177	254,168
Number of dilutive stock options	2,165	1,267
Number of shares used to calculate diluted earnings per share	**257,342**	**255,435**



8.2.6.3 Operating assets and liabilities, shareholders' equity

12 – INTANGIBLE ASSETS

A – Intangible assets at December 31

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Capitalized development expenses	4,647	3,882
Goodwill	247	197
Other intangible assets	301	255
Intangible assets, gross	**5,195**	**4,334**
Amortization of capitalized development expenses	(2,030)	(1,505)
Amortization of other intangible assets	(193)	(172)
Amortization and impairment	**(2,223)**	**(1,677)**
INTANGIBLE ASSETS, NET	**2,972**	**2,657**

(1) 2004 figures restated for compliance with IFRS.

Most goodwill is in Europe.

B – Changes during the year

€ million	Gross value	Amortization & impairment	Net value
Value at January 1, 2004[1]	**3,541**	**(1,187)**	**2,354**
Acquisitions (note 30-C)/(amortization)[1]	791	(507)	284
(Disposals)/reversals[1]	(22)	22	-
Translation adjustment[1]	2	-	2
Change in scope of consolidation and other[1]	22	(5)	17
Value at December 31, 2004[1]	**4,334**	**(1,677)**	**2,657**
Acquisitions (note 30-C)/(amortization)	880	(647)	233
(Disposals)/reversals	(105)	105	-
Translation adjustment	33	(9)	24
Change in scope of consolidation and other	53	5	58
Value at December 31, 2005	**5,195**	**(2,223)**	**2,972**

(1) 2004 figures restated for compliance with IFRS.

Acquisitions of intangible assets in 2005 comprise €834 million of self-produced assets and €46 million of purchased assets (respectively €750 million and €41 million in 2004)

C – Research and development expenses included in income

€ million	2005	2004[1]
Research and development expenses	(2,264)	(1,961)
Capitalized development expenses	833	749
Amortization of capitalized development expenses	(603)	(464)
TOTAL	**(2,034)**	**(1,676)**

(1) 2004 figures restated for compliance with IFRS.

13 – PROPERTY, PLANT AND EQUIPMENT

A – Property, plant and equipment at December 31

€ million	Dec.31, 2005	Dec. 31, 2004[1]
Land	612	503
Buildings	5,200	4,067
Specific tools	7,064	6,716
Machinery and other tools	11,799	11,039
Vehicles leased to customers[2]	2,240	2,053
Other tangibles	970	1,012
Construction in progress	1,086	1,470
Property, plant and equipment, gross	**28,971**	**26,860**
Land and buildings	(2,228)	(2,039)
Specific tools	(5,141)	(4,859)
Machinery and other tools	(7,480)	(6,992)
Vehicles leased to customers[2]	(654)	(535)
Other tangibles	(777)	(838)
Depreciation and impairment	**(16,280)**	**(15,263)**
Property, plant and equipment, net	**12,691**	**11,597**

(1) 2004 figures restated for compliance with IFRS.
(2) The total vehicle rental income for the year is stated in note 5-C.

B – Changes during the year

€ million	Gross value	Depreciation and impairment	Net value
Value at January 1, 2004[1]	**25,216**	**(13,884)**	**11,332**
Acquisitions (note 30-C)/(depreciation)[1]	3,171	(2,253)	918
(Disposals)/reversals[1]	(1,631)	989	(642)
Translation adjustment[1]	40	9	49
Change in scope of consolidation and other[1]	64	(124)	(60)
Value at December 31, 2004[1]	**26,860**	**(15,263)**	**11,597**
Acquisitions (note 30-C)/(depreciation)[1]	3,223	(2,270)	953
(Disposals)/reversals	(2,272)	1,484	(788)
Translation adjustment	390	(159)	231
Change in scope of consolidation and other	770	(72)	698
Value at December 31, 2005	**28,971**	**(16,280)**	**12,691**

(1) 2004 figures restated for compliance with IFRS.

Consolidation of SCI Plateau de Guyancourt at December 31, 2005 following exercise of the Group's purchase option on this entity (note 4), contributed €694 million of the increase in property, plant and equipment resulting from changes in the scope of consolidation in 2005.

8

14 – INVESTMENT IN NISSAN

A – Nissan consolidation method

Renault holds 44.3% ownership in Nissan. Renault and Nissan have chosen to develop a unique type of alliance between two distinct companies with common interests, uniting forces to achieve optimum performance. The Alliance is organized so as to preserve individual brand identities and respect each company's corporate culture.

Consequently:

- Renault does not hold the majority of Nissan voting rights;
- the terms of the Renault-Nissan agreements do not entitle Renault to appoint the majority of Nissan directors, nor to hold the majority of voting rights at meetings of Nissan's Board of Directors; at December 31, 2005, Renault supplied 4 of the total 9 members of Nissan's Board of Directors (3 of the total 7 members in 2004);
- Renault Nissan b.v., owned 50% by Renault and 50% by Nissan, is the Alliance's joint decision-making body for strategic issues concerning either group individually. Its decisions are applicable to both Renault and Nissan. This entity does not enable Renault to direct Nissan's financial and operating strategies, and cannot therefore be considered to represent contractual control by Renault over Nissan. The matters examined by Renault Nissan b.v. since it was formed have remained

strictly within this contractual framework, and are not an indication that Renault exercises control over Nissan;

- Renault can neither use nor influence the use of Nissan's assets in the same way as its own assets;
- Renault provides no guarantees in respect of Nissan's debt.

In view of this situation, Renault is considered to exercise significant influence in Nissan, and therefore uses the equity method to include its investment in Nissan in the consolidation.

B. Nissan consolidated financial statements included under the equity method in the Renault consolidation

The Nissan accounts included under the equity method in Renault's financial statements are Nissan's consolidated accounts published in compliance with Japanese accounting standards (as Nissan is listed on the Tokyo stock exchange), after adjustments for the requirements of the Renault consolidation.

Nissan publishes consolidated financial statements quarterly, and annually at March 31. For the purposes of the Renault consolidation, Nissan results are included in line with the Renault calendar (the results for the period January to December are consolidated in Renault's annual financial statements). There is thus a 3-month discrepancy in relation to Nissan's financial statements published in Japan, covering the year from April to March.

Following Nissan's equity transactions in 2005, Nissan held 3.0% of its own shares at December 31, 2005, compared to 3.2% at December 31, 2004. Consequently, Renault's percentage interest in Nissan was 45.7% at December 31, 2005, compared to 45.8% at December 31, 2004.

C – Changes in the investment in Nissan

	Share in net assets			Net goodwill	Total
€ million	Before neutralization (see right)	Neutralization of 44.3% of Nissan's investment in Renault[2]	Net		
At January 1, 2004[1]	**7,043**	**(962)**	**6,081**	**811**	**6,892**
2004 net income[1]	1,702	-	1,702	(13)	1,689
Dividend distributed	(345)	-	(345)	-	(345)
Translation adjustment[1]	(309)	-	(309)	(28)	(337)
Other changes[1][3]	(26)	-	(26)	56	30
At December 31, 2004[1]	**8,065**	**(962)**	**7,103**	**826**	**7,929**
2005 net income	2,275	-	2,275	-	2,275
Dividend distributed	(383)	-	(383)	-	(383)
Translation adjustment	615	-	615	7	622
Other changes[3]	54	-	54	(20)	34
At December 31, 2005	**10,626**	**(962)**	**9,664**	**813**	**10,477**

(1) 2004 figures restated for compliance with IFRS.
(2) At December 31, 2005, Nissan held 15% of Renault.
(3) Other changes include Renault dividends received by Nissan, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

D – Changes in Nissan equity restated for the purposes of the Renault consolidation

in billions of yen	Dec. 31, 2004[1]	2005 net income	Dividends	Translation adjustment[2]	Other changes[3]	Dec. 31, 2005
Shareholders' equity – Nissan share under Japanese GAAP	2,287	505	(106)	188	8	2,882
Restatements for Renault group requirements:						
– Restatement of fixed assets	522	(28)	-	-	-	494
– Provision for pension and other long-term employee benefit obligations	(477)	273	-	-	(3)	(207)
– Capitalization of development expenses	360	62	-	1	-	423
– Other restatements	(233)	(132)	(8)	(8)	19	(362)
Net assets restated for Renault group requirements	2,459	680	(114)	181	24	3,230
€ million						
Net assets restated for Renault group requirements	17,609	4,965	(836)	1,342	175	23,255
Renault's share	45.8%					45.7%
(before neutralization described below)	8,065	2,275	(383)	615	54	10,626
Neutralization of 44.3% of Nissan's investment in Renault[4]	(962)	-	-		-	(962)
Renault's share in the net assets of Nissan	7,103	2,275	(383)	615	54	9,664

(1) 2004 figures restated for compliance with IFRS.

(2) The €615 million change in translation adjustments essentially reflects the rise of the US dollar and the Mexican peso against the Euro. Operations undertaken by Renault to hedge the portion of Nissan shareholders' equity expressed in yen are included in Renault shareholders' equity.

(3) "Other changes" include Renault dividends received by Nissan, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

(4) At December 31, 2005, Nissan held 15% of Renault.

Nissan's contribution to Renault net income for 2005 included an exceptional profit of €450 million due to finalization of the transfer of part of Nissan's pension obligations to the Japanese state.

E – Nissan net income under Japanese GAAP

Since Nissan's financial year ends at March 31, the Nissan net income included in the 2005 Renault consolidation is the sum of Nissan's net income for the final quarter of its 2004 financial year and the first three quarters of its 2005 financial year.

	January to March 2005 Final quarter of Nissan's 2004 financial year in Japan		April to September 2005 First half of Nissan's 2005 financial year in Japan		October to December 2005 Third quarter of Nissan's 2005 financial year in Japan		January to December 2005 Reference period for Renault's 2005 consolidated financial statements	
	¥ billion	€ million[1]	¥ billion	€ million[1]	¥ billion	€ million[1]	¥ billion	€ million[1]
Net income – Nissan share	139	1,015	231	1,707	135	969	505	3,691

(1) Converted at the average 2005 exchange rate for each quarter.

F – Nissan financial information under IFRS

The table below presents Nissan financial information, restated for the purposes of the Renault consolidation, for the period January 1 – December 31, 2005. The restatements include adjustments for harmonization of accounting standards and the adjustments to fair value of assets and liabilities applied by Renault at the time of acquisitions in 1999 and 2002.

	¥ billion	€ million[1]
2005 revenues	9,041	66,072
2005 net income[2]	710	5,186
Shareholders' equity at December 31, 2005	3,516	25,313
BALANCE SHEET TOTAL AT DECEMBER 31, 2005	11,619	83,653

(1) Converted at the average exchange rate for 2005 i.e. 136.8 yen = 1 euro for income statement items, and at the December 31, 2005 rate i.e. 138.9 yen = 1 euro for balance sheet items.

(2) The net income reported does not include Renault's contribution to Nissan net income.

8

G – Hedging of the investment in Nissan

The investment in Nissan is hedged by operations with a total value at December 31, 2005 of 463 billion yen (€3,333 million), comprising 207 billion yen (€1,490 million) of private placements on the EMTN market and bonds issued directly in yen, and 256 billion yen (€1,843 million) of currency swaps. During 2005 these operations generated foreign exchange differences totaling €(10) million net of tax, which were included in the Group's consolidated reserves (note 20-E).

Hedging transactions were increased by 23 billion yen (€168 million) in 2005.

H – Valuation of Renault's investment in Nissan at stock market prices

Based on the quoted price at December 31, 2005 of 1,195 yen per share, Renault's investment in Nissan is valued at €17,241 million (€15,986 million at December 31, 2004 based on the price of 1,114 yen per share).

I – Renault – Nissan cooperation

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The main transactions between the two groups in 2005 were the following:

Joint investments

Renault and Nissan finalized the development of the second common platform, the C platform (lower medium range), to be used for the future Mégane and Almera.

Renault and Nissan also share development costs and investments for gearbox and engine production for medium range vehicles.

Renault and Nissan are also carrying out joint development and investment operations for the production of a future SUV-type vehicle.

Vehicle manufacturing

In Mexico, Nissan supplies Renault with assembly services for the Clio, and also assembles the Platina model (Nissan badged Clio sedans). Production totaled 68,000 units in 2005.

In Brazil, Renault supplies Nissan with assembly services for its Frontier pickup and X-Terra models (11,000 vehicles in 2005).

In Spain, Nissan produced 75,000 Trafic models at its Barcelona plant over the year. One quarter of these are sold through the Nissan network.

In 2005, Renault produced 11,200 Nissan-badged Masters and Kangoos, purchased by Nissan for sale through its own network.

Part sales

In Europe and Mexico, Renault supplies gearboxes and engines to Nissan.

In Europe, Renault supplies Nissan's Sunderland plant in the UK and Barcelona plant in Spain with gearboxes and engines produced at the plants in Cacia in Portugal, Valladolid in Spain and Cléon in France. These parts are used in Nissan's Micra, Almera, Tino and Primera.

In Mexico, Renault supplies engines and gearboxes to Nissan's Aguascalientes plant for the Clio and Platina.

In total Renault supplied 330,000 gearboxes and 180,000 engines during 2005.

In South Korea, Nissan supplies Renault Samsung Motors with parts and engines used in the SM3, SM5 and SM7.

In France, Nissan supplies Renault with engines for the Master and Mascott.

Renault also uses Nissan's V6 3.5 litre petrol engine for the Vel Satis and the Espace, and a Nissan 4-wheel drive unit for the Kangoo and Nissan pinions for the Mégane.

Sales

Group Offices, run by Renault, have been set up at European level to facilitate exchanges of best practices for after-sales documentation and marketing studies.

At local level, local joint Group Offices, run by Renault, have been set up in four European countries: France, the UK, Spain and Italy. Front office operations remain separate for the two groups.

Eight single legal entities owned and run by Renault and occupying joint premises have been formed in Switzerland, the Netherlands, Germany, Austria, Slovenia, Croatia, Bulgaria and Portugal.

Similarly, Nissan markets Renault vehicles in Australia, China and the Gulf countries.

Finance

In Lausanne, Renault Finance acts as the Nissan group's counterparty in financial instruments trading to hedge foreign exchange, interest rate and commodity risks, in addition to its business for Renault.

Total figures for 2005

Total sales by Renault to Nissan and purchases by Renault from Nissan during 2005 amounted to an estimated €1,060 million and €1,200 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in the Renault and Nissan financial statements, and therefore generate no financial exchanges between the two Groups.

15 – INVESTMENTS IN OTHER ASSOCIATES

Details of other investments in other associates are as follows:

- balance sheet value: €1,975 million at December 31, 2005 (€1,784 million at December 31, 2004);
- Renault's share in the net income of other associates: €322 million for 2005 (€234 million for 2004).

Most of these amounts relate to the investment in AB Volvo, accounted for under the equity method.

CHANGES IN THE VALUE OF RENAULT'S INVESTMENT IN AB VOLVO

€ million	Share in net assets	Net goodwill	Total
At January 1, 2004[1]	**1,621**	**-**	**1,621**
2004 net income[1]	221	-	221
Dividend distributed	(208)	-	(208)
Repurchase of AB Volvo own shares	(23)	23	-
Translation adjustment and revaluation of financial instruments[1]	14	-	14
At December 31, 2004[1]	**1,625**	**23**	**1,648**
2005 net income	308	-	308
Dividend distributed	(120)	-	(120)
Repurchase of AB Volvo own shares	(18)	18	-
Translation adjustment and revaluation of financial instruments	(18)	-	(18)
At December 31, 2005	**1,777**	**41**	**1,818**

(1) 2004 figures restated for compliance with IFRS.

AB Volvo owned 7.1% of its own shares at December 31, 2004. Following stock repurchases by AB Volvo between January and March 2005, and the subsequent cancellation of some of its stock in May 2005, AB Volvo finally held 5% of its own shares at December 31, 2005.

Renault's investment in AB Volvo thus stood at 21.8% at December 31, 2005, against 21.5% at December 31, 2004.

Based on AB Volvo's stock market share price of SEK 364.5 per A share and SEK 374.5 per B share at December 31, 2005, Renault's investment in AB Volvo is valued at €3,493 million (€2,549 million at December 31, 2004 based on the prices of SEK 253.5 per A share and SEK 263.5 per B share).

CHANGES IN AB VOLVO EQUITY RESTATED FOR THE PURPOSES OF THE RENAULT CONSOLIDATION

€ million	Dec. 31, 2004[1]	Net income	Dividends	Other changes	Dec. 31, 2005
Shareholders' equity – AB Volvo share	7,790	1,407	(545)	(290)	8,362
Restatements for Renault group requirements	(247)	10	-	10	(227)
Net assets restated for Renault group requirements	7,543	1,417	(545)	(280)	8,135
Renault's share in the net assets of AB Volvo	1,625	308	(120)	(36)	1,777

(1) 2004 figures restated for compliance with IFRS.

The restatements applied for Renault group requirements mainly concern cancellation of goodwill booked in AB Volvo's accounts when a stake in AB Volvo was acquired by Renault.


8

AB VOLVO FINANCIAL INFORMATION UNDER IFRS

AB Volvo financial information for 2005 established under IFRS, as published by AB Volvo, is summarized as follows:

	in millions of SEK	€ million[1]
2005 revenues	231,191	24,915
2005 net income	13,106	1,412
Shareholders' equity at December 31, 2005	78,768	8,390
Balance sheet total at December 31, 2005	257,135	27,388

(1) Converted at the average exchange rate for 2005 i.e. SEK 9.28 = 1 euro for income statement items, and at the December 31, 2005 rate i.e. SEK 9.39 = 1 euro for balance sheet items.

16 – INVENTORIES

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Raw materials and supplies	1,052	957
Work-in-progress	420	332
Finished products – automobile	4,242	3,744
Other finished products	148	109
INVENTORIES, NET	**5,862**	**5,142**
Inventories, gross	*6,330*	*5,632*
Impairment	*(468)*	*(490)*

(1) 2004 figures restated for compliance with IFRS.

Most impairment recorded on inventories concerns finished products.

17 – SALES FINANCING RECEIVABLES

€ million	Dec.31, 2005	Dec. 31, 2004[1]
Dealership receivables	4,673	4,338
Financing for end-users	12,207	11,847
Leasing and similar operations	4,498	4,229
Gross value	**21,378**	**20,414**
Impairment	(678)	(607)
NET VALUE	**20,700**	**19,807**

(1) 2004 figures restated for compliance with IFRS.

Receivable securitization operations undertaken in 2002, 2003 and 2005, initially totaling €4,415 million, did not lead to derecognition of the receivables assigned, as all risks were retained by the Group.

MATURITIES OF SALES FINANCING RECEIVABLES

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Within one year	10,902	10,133
After one year	9,798	9,674
TOTAL	**20,700**	**19,807**

(1) 2004 figures restated for compliance with IFRS.

18 – AUTOMOBILE RECEIVABLES

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Gross value	2,176	1,979
Impairment	(121)	(101)
AUTOMOBILE RECEIVABLES, NET	**2,055**	**1,878**

(1) 2004 figures restated for compliance with IFRS.

These receivables do not include accounts receivable from dealers, in France and certain other European countries, when they are assigned to the Group's sales financing companies together with the risk of non-recovery. Receivables transferred in this way are included in sales financing receivables. If the risk is not transferred, these items remain in Automobile receivables even though, from a legal point of view, the receivable itself has been assigned.

19 – OTHER CURRENT ASSETS

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Prepaid expenses	120	183
Tax receivables	874	861
Other receivables	1,160	1,008
Derivatives on operating transactions (note 28)	82	-
Derivatives on financing operations of the Sales financing division (note 28)	177	346
OTHER CURRENT ASSETS	**2,413**	**2,398**
Gross value	*2,437*	*2,430*
Impairment	*(24)*	*(32)*

(1) 2004 figures restated for compliance with IFRS.

20 – SHAREHOLDERS' EQUITY

A – Share capital

The total number of ordinary shares issued and fully paid-up at December 31, 2005 was 284,937 thousand, with par value of €3.81 per share (the total number and par value are unchanged from December 31, 2004).

Treasury shares do not bear dividends. They accounted for 3.35% of Renault's share capital at December 31, 2005 (3.82% at December 31, 2004).

B – Renault treasury shares

In accordance with decisions approved at General Shareholders' Meetings, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans awarded to Group managers and executives.

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Total value of treasury shares	456	509
Total number of treasury shares	9,539,964	10,880,990

(1) 2004 figures restated for compliance with IFRS.

C – Change in the financial instruments revaluation reserve

€ million	Cash flow hedges	Available-for-sale financial instruments	Total
Balance at January 1, 2004[1]	**(35)**	**-**	**(35)**
Changes in fair value[1]	(5)	122	117
Transfer to income statement[1]	(5)	-	(5)
Change in the financial instruments revaluation reserve[1]	**(10)**	**122**	**112**
Balance at December 31, 2004[1]	**(45)**	**122**	**77**
Changes in fair value	20	36	56
Transfer to income statement[2]	-	(100)	(100)
Change in the financial instruments revaluation reserve	**20**	**(64)**	**(44)**
Balance at December 31, 2005	**(25)**	**58**	**33**

(1) 2004 figures restated for compliance with IFRS.

(2) In 2005, €(5) million was transferred to financial income and expenses, €(115) million to other operating income and expenses and €20 million to current and deferred taxes.


8

D – Distributions

At the General and Extraordinary Shareholders' Meeting of April 29, 2005, it was decided to distribute €1.80 per share or €494 million in dividends (compared to €1.40 per share or €383 million in 2004).

After elimination of dividends received by Nissan in proportion to Renault's interest in Nissan, the dividend distribution recorded in shareholders' equity amounted to €459 million in 2005 (€357 million in 2004).

A dividend distribution of €2.40 per share, i.e. a total of €661 million, will be proposed at the General and Extraordinary Shareholders' Meeting of May 4, 2006.

E – Translation adjustment

The change in translation adjustment over the year is as follows:

€ million	2005	2004[1]
Change in translation adjustment on the value of the investment in Nissan (note 14-C)	622	(337)
Impact, net of tax, of partial hedging of the investment in Nissan (note 14-G)	(10)	74
Total change in translation adjustment related to Nissan	**612**	**(263)**
Other changes in translation adjustment	166	47
Total change in translation adjustment	**778**	**(216)**

(1) 2004 figures restated for compliance with IFRS.

The impact of the translation of Nissan's financial statements, after adjustment for the partial hedging operations concerning the portion of Nissan's shareholders' equity expressed in yen, mainly relates to translation by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity (note 14-D).

F – Stock option plans

Since October 1996, the Board of Directors has periodically granted stock options to Group executives and managers, with prices and exercise periods specific to each plan.

CHANGES IN THE NUMBER OF STOCK OPTIONS HELD BY PERSONNEL

	2005			2004		
	Number of options	Weighted average exercise price (€)	Weighted average share price at exercise dates (€)	Number of options	Weighted average exercise price (€)	Weighted average share price at exercise dates (€)
Options outstanding at January 1	**12,985,340**	**51**		**11,511,246**	**47**	
Options granted	1,631,093	73	72	2,145,650	66	69
Options exercised	(1,302,726)	41	71	(641,056)	32	62
Options expired	(14,000)	52	69	(30,500)	50	62
Options outstanding at December 31	**13,299,707**	**54**		**12,985,340**	**51**	

STOCK OPTIONS GRANTED DURING THE PAST TWO YEARS

	2005	2004
Exercise period	Sept 14, 09 to Sept 12, 13	Sept 15, 08 to Sept 13, 12
Exercise price per share (€)	72.98	66.03
Number of shares	1,631,093	2,145,650

The exercise price per share corresponds to the average of the prices for Renault shares over the twenty stock exchange trading sessions preceding the Board meeting at which it was decided to award the options.

OPTIONS YET TO BE EXERCISED AT DECEMBER 31, 2005

N° plan	Grant date	Exercise price (€)	Options outstanding	Exercise period
Plan 1	October 22, 1996	17.57	27,420	October 23, 1999 – October 21, 2006
Plan 2	October 28, 1997	24.89	97,596	October 29, 2002 – October 27, 2007
Plan 3	October 27, 1998	32.13	781,110	October 28, 2003 – October 26, 2008
Plan 4	March 16, 1999	40.82	220,000	March 17, 2004 – March 15, 2009
Plan 5	October 19, 1999	50.94	1,171,134	October 20, 2004 – October 18, 2009
Plan 6	September 7, 2000 and October 24, 2000	49.27	1,521,904	September 8,2005 – September 6, 2010 October 25, 2005 – October 23, 2010
Plan 7	December 18, 2001	48.97	1,811,100	December 19, 2006 – December 17, 2011
Plan 8	September 5, 2002	49.21	1,986,700	September 6, 2007 – September 4, 2012
Plan 9	September 8, 2003	53.36	1,912,000	September 9, 2007 – September 7, 2011
Plan 10	September 14, 2004	66.03	2,139,650	September 15, 2008 – September 13, 2012
Plan 11	September 13, 2005	72.98	1,631,093	September 14, 2009 – September 12, 2013
TOTAL			**13,299,707**	

G – Share-based payments

Share-based payments exclusively concern stock options awarded to personnel. These generated personnel expenses of €18 million in 2005 (€11 million for 2004).

Stock option plan values

Stock option plans 1 to 9, granted between 1996 and 2003, concern share purchase options. Plans 10 and 11, granted in 2004 and 2005, concern share subscription options.

The options awarded under these plans only become vested after a period of five years for plans 1 to 8, and four years for plans 9 to 11. The exercise period then covers five years for plans 1 to 8, and four years for plans 9 to 11. Loss of the benefit of these options follows the applicable regulations: all options are forfeited in the event of resignation, and a decision is made for each individual case when an employee leaves at the company's instigation.

The option valuation method follows a suitable binomial mathematical model, with exercise of the options anticipated and spread over the exercise period on a straight-line basis. The volatility factor applied is implicit volatility at the grant date, which represents a value coherent with market practices. The dividend used is the last known dividend at the date the plan is introduced.

In compliance with the standard's transitional measures, only stock option plans beginning after November 7, 2002 are valued and recorded as described above.

The plans have been valued as follows:

Grant date	Initial value (thousands of €)	Unit fair value of options	Expense for 2005 (€ million)	Expense for 2004[1] (€ million)	Share price at grant date (€)	Volatility	Interest rate	Exercise price (€)	Duration of option[2]	Dividend per share (€)
Sept 8, 2003	32,820	18.15	(8)	(8)	55.40	33%	3.79%	53.36	4-8 yrs	1.15
Sept 14, 2004	39,870	19.75	(9)	(3)	69.05	27%	3.71%	66.03	4-8 yrs	1.40
Sept 13, 2005	22,480	14.65	(1)	-	72.45	23.5%	2.68%	72.98	4-8 yrs	1.80
TOTAL	**95,170**		**(18)**	**(11)**						

(1) 2004 figures restated for compliance with IFRS.

(2) Period during which the option is not considered vested for tax purposes.

8

21 – PROVISIONS

A – Provisions at December 31

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Provisions for pension and other long-term employee benefit obligations	925	855
Other provisions	2,093	2,221
– *Provisions for restructuring and workforce adjustment costs*	435	580
– *Provisions for warranty costs*	945	738
– *Provisions for tax risks and litigation*	237	348
– *Other provisions*	476	555
TOTAL PROVISIONS	3,018	3,076
Provisions – long-term	1,754	2,166
Provisions – short-term	1,264	910

(1) 2004 figures restated for compliance with IFRS.

All known litigation in which Renault or Group companies are involved is examined at each closing. After seeking the opinion of legal advisors, any provisions deemed necessary are set aside to cover the estimated risk.

B – Provisions for pensions and other long-term employee benefit obligations

B.1. Pension and benefit plans

Pensions and other long-term employee benefit obligations essentially concern current employees.

These benefits are covered either by contributions to defined-contribution plans or by defined-benefit plans.

Defined-contribution plans

The Group makes earnings-related payments, in accordance with local custom, to the national organizations responsible for paying pensions and similar financial benefits. There is no actuarial liability concerning these pension arrangements.

The total expense for defined-contribution plans is approximately €700 million in both 2005 and 2004.

Defined-benefit plans

Provisions are established for this type of plan, mainly concerning indemnities payable upon retirement, but also covering:

- other payments upon retirement and supplementary pensions;
- other long-term benefits, chiefly long-service awards and flexible holiday entitlements;
- healthcare expense coverage.

Defined-benefit plans are sometimes covered by funds. These funds are subject to regular valuation by independent actuaries. The value of fund assets, if any, is deducted from the corresponding liability. In view of the amounts involved (€247 million at December 31, 2005), the Group's exposure to risk resulting from changes in these fund asset values is low.

B.2. Actuarial assumptions

The main actuarial assumptions used for the companies in France, the country accounting for most of the Group's obligations, are the following:

Retirement age	60 to 62
Salary increase	3%
Discount rate[1]	4%

(1) The rate most frequently used to value the Group's obligations in France is 4%. However, the rate varies between companies depending on the maturities of obligations.

B.3. Provisions for pension and other long-term employee benefit obligations

PROVISIONS AT DECEMBER 31

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
French companies	757	707
Foreign companies	168	148
TOTAL	925	855

(1) 2004 figures restated for compliance with IFRS.

CHANGE IN THE PROVISIONS

€ million	2005	2004[1]
Balance at January 1	855	900
Net expense for the year	131	97
Benefits paid and contributions to funds	(60)	(107)
Other changes	(1)	(35)
Balance at December 31	925	855

(1) 2004 figures restated for compliance with IFRS.

NET EXPENSE FOR THE YEAR

€ million	2005	2004[1]
Current service cost	97	65
Cost of unwinding the discount	40	41
Expected return on plan assets	(6)	(9)
Net expense for the year	131	97

(1) 2004 figures restated for compliance with IFRS.

B4. Reconciliation of the value of the obligations and the provisions

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Actuarial value of obligations not covered by funds	944	799
Actuarial value of obligations covered by funds	343	298
Value of fund assets	(247)	(230)
Obligations net of fund assets	1,040	867
Unrecorded actuarial gains (losses)	(130)	(30)
Unrecorded past service costs	15	18
Provisions for pension and other long-term employee benefit obligations	925	855

(1) 2004 figures restated for compliance with IFRS.

C – Changes in other provisions

€ million	Restructuring provisions	Warranty provisions	Tax risks and litigation provisions	Other provisions	Total
At December 31, 2004[1]	580	738	348	555	2,221
Increases	40	828	90	260	1,218
Reversals of provisions for application	(179)	(648)	(141)	(148)	(1,116)
Reversals of unused balance of provisions	(6)	-	(71)	(113)	(190)
Changes in scope of consolidation	-	7	-	2	9
Translation adjustments and other changes	-	20	11	(80)	(49)
At December 31, 2005	435	945	237	476	2,093

(1) 2004 figures restated for compliance with IFRS.

At December 31, 2005, other provisions included €115 million of provisions established in application of environmental regulations (€139 million at December 31, 2004). These provisions principally concern environmental compliance costs for industrial land that the Group intends to sell (particularly on the Boulogne-Billancourt site) and expenses related to the EU directive on end-of-life vehicles (note 32-B.1).

In 2005, €27 million were allocated to these provisions, and €42 million were reversed without application.

As greenhouse gas emissions were lower than the Group's allocated quotas, no associated provisions were booked at December 31, 2005.

22 – OTHER CURRENT LIABILITIES

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Tax liabilities (excluding current taxes)	431	642
Social liabilities	1,403	1,410
Other liabilities	3,984	3,720
Deferred income	276	272
Derivatives on operating transactions (note 28)	13	-
TOTAL	**6,107**	**6,044**

(1) 2004 figures restated for compliance with IFRS.

8.2.6.4 Financial assets and liabilities

23 – FINANCIAL ASSETS

A – Breakdown of financial assets by nature

	Dec. 31, 2005		Dec. 31, 2004[1]	
€ million	Non-current	Current	Non-current	Current
Investments in non-controlled entities	100	-	234	-
Other securities	1	469	36	404
Loans	87	1,141	107	888
Financial assets excluding derivatives	**188**	**1,610**	**377**	**1,292**
Derivative assets on financing operations by the Automobile division (note 28)	389	261	319	106
TOTAL	**577**	**1,871**	**696**	**1,398**
Gross value	*625*	*1,872*	*768*	*1,407*
Impairment	*(48)*	*(1)*	*(72)*	*(9)*

(1) 2004 figures restated for compliance with IFRS.

Investments in non-controlled entities include shares in Renault Agriculture, owned 49% by the Group following disposal of 51% in April 2003. The 49% investment retained was deconsolidated as of the date of the agreement, since Renault does not exercise significant influence in the company.

The current portion of other securities corresponds to securities that cannot be classified as cash equivalents, mainly maturing more than 3 months after acquisition. At December 31, 2005, it includes €173 million for Scania shares (€168 million at December 31, 2004).

Loans essentially comprise interbank loans and correspond principally to the investment of cash surpluses from the Automobile division.

B – Breakdown of financial assets by category

					Dec. 31, 2005
€ million	Instruments held for trading	Instruments stated at fair value with changes in fair value taken to income	Available-for-sale instruments	Loans and receivables	Total
Investments in non-controlled entities	-	-	100	-	100
Other securities – non-current portion	-	-	1	-	1
Loans – non-current portion	-	-	-	87	87
Total non-current financial assets (excluding derivatives)	**-**	**-**	**101**	**87**	**188**
Other securities –current portion	190	-	279	-	469
Loans – current portion	-	-	-	1,141	1,141
Total current financial assets (excluding derivatives)	**190**	**-**	**279**	**1,141**	**1,610**

(1) 2004 figures restated for compliance with IFRS.

B – Breakdown of financial assets by category (follow)

€ million	Instruments held for trading	Instruments stated at fair value with changes in fair value taken to income	Available-for-sale instruments	Loans and receivables	Total Dec. 31, 2004[1]
Investments in non-controlled entities	-	-	234	-	234
Other securities – non-current portion	-	-	36	-	36
Loans – non-current portion	-	-	-	107	107
Total non-current financial assets (excluding derivatives)	**-**	**-**	**270**	**107**	**377**
Other securities –current portion	219	-	185	-	404
Loans – current portion	-	-	-	888	888
Total current financial assets (excluding derivatives)	**219**	**-**	**185**	**888**	**1,292**

(1) 2004 figures restated for compliance with IFRS.

24 – CASH AND CASH EQUIVALENTS

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Cash equivalents: monetary investment funds and other securities	2,550	127
Cash on hand and bank deposits	3,601	5,394
TOTAL	**6,151**	**5,521**

(1) 2004 figures restated for compliance with IFRS.

25 – FINANCIAL LIABILITIES AND SALES FINANCING DEBTS

A – Breakdown by division

	Dec. 31, 2005			Dec. 31, 2004[1]		
€ million	Non-current	Current	Total	Non-current	Current	Total
Renault redeemable shares	718	-	718	447	-	447
Other financial liabilities of the Automobile division	4,916	2,547	7,463	4,942	2,447	7,389
Total financial liabilities of the Automobile division	**5,634**	**2,547**	**8,181**	**5,389**	**2,447**	**7,836**
Diac redeemable shares and subordinated loans of the Sales financing division	267	-	267	15	-	15
Total financial liabilities of the Sales financing division	**267**	**-**	**267**	**15**	**-**	**15**
TOTAL FINANCIAL LIABILITIES	**5,901**	**2,547**	**8,448**	**5,404**	**2,447**	**7,851**
Sales financing debts	-	22,427	22,427	-	20,629	20,629
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS	**5,901**	**24,974**	**30,875**	**5,404**	**23,076**	**28,480**

(1) 2004 figures restated for compliance with IFRS.

The Automobile division's financial liabilities are reported in the balance sheet as current if they mature within one year and non-current otherwise.

Consolidation of SCI Plateau de Guyancourt at December 31, 2005 following exercise of the Group's purchase option on this entity (note 4), contributed €645 million of the increase in financial liabilities of the Automobile division at December 31, 2005.

8

B – Breakdown by nature

€ million	Dec. 31, 2005 Non-current	Current	Total	Dec. 31, 2004(1) Non-current	Current	Total
Redeemable shares	733	-	733	462	-	462
Bonds	3,415	4,950	8,365	4,140	5,431	9,571
Other debts represented by a certificate	252	13,701	13,953	-	11,482	11,482
Borrowings from credit institutions	1,063	5,236	6,299	524	4,810	5,334
Other interest-bearing borrowings	267	701	968	205	1,054	1,259
Total financial liabilities, sales financing debts (excluding derivatives)	**5,730**	**24,588**	**30,318**	**5,331**	**22,777**	**28,108**
Derivative liabilities on financing operations (note 28)	171	386	557	73	299	372
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS	**5,901**	**24,974**	**30,875**	**5,404**	**23,076**	**28,480**

(1) 2004 figures restated for compliance with IFRS.

Redeemable shares

The redeemable shares issued in October 1983 and April 1984 by Renault SA are subordinated perpetual shares. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical Group structure and methods. The return on redeemable shares, amounting to €17 million for 2005 (€24 million in 2004), is included in interest expenses. These shares are listed on the Paris Stock Exchange, and traded for €561 at December 31, 2004 and €900.5 at December 31, 2005 for par value of €153, leading to a corresponding €271 million adjustment to the fair value of redeemable shares recorded in other financial expenses (note 9-B).

The return on Diac redeemable shares issued in 1985 comprises a fixed portion equal to the Annual Monetary Rate, and a variable portion calculated by multiplying an amount equal to 40% of the Annual Monetary Rate by the rate of increase in net consolidated profit of the Diac sub-group compared to the prior year.

Changes in bonds

In 2005, Renault SA redeemed bonds issued in 1996, 1998, and 2002 for a total of €388 million, and undertook two new bond issues totaling €245 million and maturing in 2010 and 2012.

RCI Banque also redeemed bonds for a total of €1,045 million in 2005.

Credit lines

At December 31, 2005 the Renault group's open credit lines with banks amounted to the equivalent of €10,895 million in various currencies (€9,714 million in 2004), with maturities extending to 2010. The short-term portion amounted to €2,848 million at December 31, 2005 (€2,929 million in 2004). A total of €262 million of these credit lines was in use at December 31, 2005 (€211 million at December 31, 2004.

C – Breakdown by maturity

FINANCIAL LIABILITIES OF THE AUTOMOBILE DIVISION

€ million	Total	Dec. 31, 2005 -1 yr	1–2 yrs	2–3 yrs	3–4 yrs	4–5 yrs	+5 yrs
Bonds issued by Renault SA (by issue date)							
1999	**500**	500	-	-	-	-	-
2000	**500**	-	500	-	-	-	-
2001	**360**	360	-	-	-	-	-
2002	**1,042**	-	-	-	1,042	-	-
2003	**1,401**	172	-	418	-	770	41
2004	**397**	-	90	-	257	-	50
2005	**252**	-	-	-	-	180	72
Accrued interest, expenses and premiums	**47**	52	(2)	(1)	(1)	(1)	-
TOTAL	**4,499**	**1,084**	**588**	**417**	**1,298**	**949**	**163**
Other debts represented by a certificate	**46**	46	-	-	-	-	-
Borrowings from credit institutions	**1,739**	676	718	170	107	5	63
Other interest-bearing borrowings	**1,543**	1,276	33	38	30	29	137
TOTAL	**7,827**	**3,082**	**1,339**	**625**	**1,435**	**983**	**363**
Redeemable shares	**718**						
Derivative liabilities on financing operations	**378**						
TOTAL FINANCIAL LIABILITIES	**8,923**						

FINANCIAL LIABILITIES OF THE SALES FINANCING DIVISION AND SALES FINANCING DEBTS							
							Dec. 31, 2005
€ million	Total	-1 yr	1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	+5 yrs
Bonds issued by RCI Banque (year of issue)							
1996	**307**	307	-	-	-	-	-
1997	**249**	-	-	-	249	-	-
2001	**241**	241	-	-	-	-	-
2002	**675**	-	-	675	-	-	-
2003	**1,264**	300	-	964	-	-	-
2004	**1,100**	-	-	-	1,100	-	-
Accrued interest, expenses and premiums	**46**	58	(6)	(5)	(1)	-	-
TOTAL	**3,882**	**906**	**(6)**	**1,634**	**1,348**	**-**	**-**
Other debts represented by a certificate	**13,907**	6,319	2,909	1,665	73	1,765	1,176
Borrowings from credit institutions	**4,662**	3,093	433	452	354	330	-
Other interest-bearing borrowings	**625**	625	-	-	-	-	-
TOTAL	**23,076**	**10,943**	**3,336**	**3,751**	**1,775**	**2,095**	**1,176**
Redeemable shares	**15**						
Derivative liabilities on financing operations	**179**						
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS	**23,270**						

INTERDIVISION TRANSACTIONS							
							Dec. 31, 2005
€ million	Total	-1 yr	1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	+5 yrs
Bonds	**(16)**	(1)	-	-	(15)	-	-
Borrowings from credit institutions	**(102)**	(102)	-	-	-	-	-
Other interest-bearing borrowings	**(1,200)**	(1,200)	-	-	-	-	-
TOTAL	**(1,318)**	**(1,303)**	**-**	**-**	**(15)**	**-**	**-**


8

TOTAL FINANCIAL LIABILITIES, SALES FINANCING DEBTS

							Dec. 31, 2005
€ million	Total	-1 yr	1–2 yrs	2–3 yrs	3–4 yrs	4–5 yrs	+5 yrs
Bonds	8,365	1,989	582	2,051	2,631	949	163
Other debts represented by a certificate	13,953	6,365	2,909	1,665	73	1,765	1,176
Borrowings from credit institutions	6,299	3,667	1,151	622	461	335	63
Other interest-bearing borrowings	968	701	33	38	30	29	137
TOTAL	**29,585**	**12,722**	**4,675**	**4,376**	**3,195**	**3,078**	**1,539**
Redeemable shares	733						
Derivative liabilities on financing operations	557						
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS	**30,875**						

							Dec. 31, 2004(1)
€ million	Total	-1 yr	1–2 yrs	2–3 yrs	3–4 yrs	4–5 yrs	+5 yrs
Bonds	9,571	1,607	1,878	580	2,050	2,596	860
Other debts represented by a certificate	11,482	5,476	1,762	1,406	1,335	63	1,440
Borrowings from credit institutions	5,334	3,377	417	574	432	452	82
Other interest-bearing borrowings	1,259	1,044	8	26	26	25	130
TOTAL	**27,646**	**11,504**	**4,065**	**2,586**	**3,843**	**3,136**	**2,512**
Redeemable shares	462						
Derivative liabilities on financing operations	372						
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS	**28,480**						

(1) 2004 figures restated for compliance with IFRS.

Short-term drawings on credit lines with maturities of more than one year amounted to €58 million at December 31, 2005 (€79 million at December 31, 2004), of which €3 million concerned the Automobile division (€4 million in 2004).

D – Breakdown by currency

		Dec. 31, 2005		Dec. 31, 2004(1)
€ million	before derivatives	after derivatives	before derivatives	after derivatives
Euro	26,559	24,565	25,269	22,999
Yen	1,527	3,321	1,318	3,369
Other	2,232	2,432	1,521	1,740
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS (EXCLUDING DERIVATIVES)	**30,318**	**30,318**	**28,108**	**28,108**

(1) 2004 figures restated for compliance with IFRS.

E – Breakdown by interest rate

EFFECTIVE INTEREST RATES

€ million	Dec. 31, 2005 Balance[2]	Dec. 31, 2005 Effective interest rates before derivatives	Dec. 31, 2005 Effective interest rates after derivatives	Dec. 31, 2004[1] Balance[2]	Dec. 31, 2004[1] Effective interest rates before derivatives	Dec. 31, 2004[1] Effective interest rates after derivatives
BONDS ISSUED BY RENAULT SA AND RCI BANQUE (ISSUE DATE)						
1995	-	-	-	295	7.64	2.82
1996	307	6.61	2.55	624	6.35	2.79
1997	234	6.55	2.60	242	6.94	2.95
1998	-	-	-	95	1.98	1.5
1999	500	5.29	1.96	496	5.29	1.96
2000	500	6.53	2.88	748	5.16	2.73
2001	601	1.96	1.96	599	1.87	1.87
2002	1,717	5.16	4.58	1,932	5.64	4.26
2003	2,665	3.56	2.79	2,915	3.8	2.76
2004	1,497	2.68	2.42	1,496	2.49	2.43
2005	252	1.29	1.29	-	-	-
Accrued interest, expenses and premiums	92	-	-	129	-	-
TOTAL BONDS	**8,365**	**4.03**	**2.93**	**9,571**	**4.13**	**2.92**
Other debts represented by a certificate	**13,953**	**2.63**	**2.70**	**11,482**	**2.42**	**2.38**
Borrowings from credit institutions	**6,299**	**3.04**	**3.25**	**5,334**	**3.45**	**3.41**
Other interest-bearing borrowings	**968**	**5.22**	**5.22**	**1,259**	**7.84**	**7.84**
Redeemable shares	**733**	**13.27**	**13.27**	**462**	**12.79**	**12.79**
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS (EXCLUDING DERIVATIVES)	**30,318**	**3.22**	**3.32**	**28,108**	**3.23**	**3.20**

(1) 2004 figures restated for compliance with IFRS.
(2) Excluding derivative liabilities on financing operations.

BREAKDOWN BY TYPE OF INTEREST RATE

€ million	Dec. 31, 2005 after derivatives	Dec. 31, 2004[1] after derivatives
Fixed rate	10,656	10,757
Floating rate	19,662	17,351
TOTAL FINANCIAL LIABILITIES, SALES FINANCING DEBTS (EXCLUDING DERIVATIVES)	**30,318**	**28,108**

(1) 2004 figures restated for compliance with IFRS.

8

26 – MANAGEMENT OF FINANCIAL RISKS

Foreign exchange risks

The Automobile division is exposed to foreign exchange risks in the course of its industrial and commercial business. These risks are monitored and centralized by Renault's Cash and Financing department.

It is Renault's general policy not to hedge operating cash flows in foreign currencies.

However, subsidiaries' financing cash flows in foreign currencies are hedged in the same currencies when they are managed by Renault SA.

Equity investments are not hedged, except for the portion of Nissan's shareholders' equity expressed in yen, totaling 463 billion yen at December 31, 2005 (note 14-G).

Renault Finance may undertake operations unrelated to operating cash flows on its own behalf, primarily to maintain the Group's expertise on the financial markets. This has no significant impact on Renault's consolidated results.

Interest rate risk

The Renault group's exposure to interest rate risk mainly concerns the sales financing business of RCI Banque and its subsidiaries.

Interest rate risk is monitored using a methodology common to the entire RCI group, to allow overall management of interest rate risks at consolidated group level. Exposure is assessed daily and hedging is systematic.

Renault Finance carries out interest rate transactions on its own behalf, within strictly defined risk limits.

Counterparty risk

The Group only does business on the financial and banking markets with quality counterparties, and is not subject to any significant risk concentration.

The various Group entities' counterparty risk is managed using a scoring system, based principally on their long-term credit rating and equity level. For Group companies with significant exposure, compliance with authorized limits is monitored on a daily basis under strict internal control procedures.

Liquidity risk

The Automobile division is financed via the capital markets, through:

- long-term resources (bond issues, private placements, etc);
- short-term bank loans or commercial paper issues;
- a receivable securitization program by RCI Banque.

These financing arrangements are secured by confirmed "evergreen" or permanently renewable credit agreements. The documentation for these credit facilities contains no clause that might adversely affect credit availability as a result of a change in Renault's credit rating.

At all times, RCI Banque thus has sufficient financial resources at its disposal to guarantee continuity of business without calling on the Automobile division, in compliance with strict internal standards.

Commodity risk

Renault's Purchases department hedges part of its commodity risks using financial instruments such as forward purchase contracts, purchase options and tunnel contracts. These hedges concern physical purchasing operations required by the factories, and are subject to volume and time constraints. The Group does not take any speculative positions on metals.

At December 31, 2005, outstanding commodity hedges concerned certain purchases of copper and aluminum. These transactions are not currently classified as hedges.

27 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts on the balance sheet and the estimated fair values of the Group's financial instruments are as follows:

	Dec. 31, 2005		Dec. 31, 2004[1]	
€ million	Balance sheet value	Fair value	Balance sheet value	Fair value
ASSETS				
Non-current financial assets	577	573	696	687
Sales financing receivables	20,700	20,820	19,807	19,898
Automobile receivables	2,055	2,055	1,878	1,878
Current financial assets	1,871	1,871	1,398	1,398
LIABILITIES				
Non-current financial liabilities	5,901	6,098	5,404	5,737
Current financial liabilities	2,547	2,518	2,447	2,372
Sales financing debts	22,427	22,504	20,629	20,740
Trade payables	7,788	7,788	7,234	7,234

(1) 2004 figures restated for compliance with IFRS.

Assumptions and methods adopted

Estimated fair values are based on information available on the markets and arrived at using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are by nature theoretical, and judgment plays a major role in interpreting market data. Adopting different assumptions and/or pricing methods could therefore have a significant impact on the values estimated.

Fair values have been determined on the basis of information available at the end of the year and do not therefore take account of subsequent movements.

In general, when the financial instrument is listed on an active and liquid market, the last listed price is used to calculate the market value. For unlisted instruments, market value is determined based on recognized valuation models that refer to observable market parameters. If Renault has no valuation tools, particularly for complex products, valuation is carried out by quality financial institutions.

The main assumptions and valuation methods are as follows:

- **financial assets:**
  - **securities:** the fair value of securities is determined mainly by reference to market prices,
  - **loans:** for loans with an original maturity of less than three months and for floating-rate loans, the value recorded on the balance sheet is considered to be the fair value. Other fixed-rate loans have been measured by discounting future cash flows using the rates offered to Renault at December 31, 2005, and December 31, 2004 for loans with similar conditions and maturities;
- **sales financing receivables:** fixed-rate sales financing receivables have been estimated by discounting future cash flows at rates that would be applicable to similar loans (conditions, maturity and debtor quality) as at December 31, 2005, and December 31, 2004;
- **financial liabilities and sales financing debts:** the fair value has been determined by discounting future cash flows at the rates offered to Renault at December 31, 2005 and December 31, 2004 for borrowings with similar conditions and maturities. For sales financing debts evidenced by securities issued with a life of less than 90 days, the value recorded on the balance sheet is considered the fair value.

28 – FAIR VALUE OF DERIVATIVES

The fair value of derivatives is their balance sheet value.

	Dec. 31, 2005				Dec. 31, 2004[1]			
	ASSETS		LIABILITIES		ASSETS		LIABILITIES	
€ million	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Fair value hedges	-	-	-	-	-	1	-	1
Hedge of the net investment in Nissan	103	53	-	-	165	22	-	-
Derivatives not designated as hedges	-	85	-	87	-	51	2	36
Total foreign exchange risk on financing operations	**103**	**138**	**-**	**87**	**165**	**74**	**2**	**37**
Cash flow hedges	25	23	12	109	3	28	19	178
Fair value hedges	53	61	13	16	31	242	19	6
Derivatives not designated as hedges	208	216	146	174	120	108	33	78
Total interest rate risk	**286**	**300**	**171**	**299**	**154**	**378**	**71**	**262**
Total derivatives on financing operations[2]	**389**	**438**	**171**	**386**	**319**	**452**	**73**	**299**

(1) 2004 figures restated for compliance with IFRS.

(2) Current derivative assets on financing operations are classified partly as current financial assets (€261 million in 2005, €106 million in 2004) and partly as other current assets (€177 million in 2005, €346 million in 2004).

	Dec. 31, 2005				Dec. 31, 2004[1]			
	ASSETS		LIABILITIES		ASSETS		LIABILITIES	
€ million	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Cash flow hedges	-	-	-	6	-	-	-	-
Total foreign exchange risk on operating transactions	**-**	**-**	**-**	**6**	**-**	**-**	**-**	**-**
Derivatives not designated as hedges	-	82	-	7	-	-	-	-
Total commodity risk	**-**	**82**	**-**	**7**	**-**	**-**	**-**	**-**
Total derivatives on operating transactions	**-**	**82**	**-**	**13**	**-**	**-**	**-**	**-**

(1) 2004 figures restated for compliance with IFRS.

8

The specialist subsidiary Renault Finance handles the Automobile division's short-term interbank investments. It is also Nissan's counterparty in derivatives trading to hedge exchange, interest rate and commodity risks.

The fair values of derivatives reported in the Group's consolidated balance sheet assets and liabilities mainly relate to Renault Finance's business conducted on its own behalf and its transactions with Nissan.

29 – MATURITIES OF DERIVATIVES

	Dec. 31, 2005				Dec. 31, 2004[1]			
€ million	Nominal	-1 yr	1–5 years	+5 yrs	Nominal	-1 yr	1–5 years	+5 yrs
DERIVATIVES ON FINANCING OPERATIONS								
Foreign exchange risk								
– Currency swaps – purchases	2,488	840	1,597	51	3,022	534	1,712	776
– Currency swaps – sales	2,640	893	1,696	51	2,842	519	1,580	743
– Forward purchases	12,991	12,991	-	-	14,456	14,456	-	-
– Forward sales	12,983	12,983	-	-	14,428	14,428	-	-
Interest rate risk								
– Interest rate swaps	69,558	21,260	47,723	575	63,564	22,913	37,343	3,308
– FRAs	-	-	-	-	-	-	-	-
– Other interest rate hedging instruments	517	292	225	-				
DERIVATIVES ON OPERATING TRANSACTIONS								
Foreign exchange risk								
– Forward purchases	106	104	2	-	-	-	-	-
Commodity risk								
– Forward purchases	222	111	111	-	-	-	-	-
– Forward sales	118	59	59	-	-	-	-	-

(1) 2004 figures restated for compliance with IFRS.

8.2.6.5 Cash flows and other information

30 – CASH FLOWS

A – Cash flow

OTHER UNREALIZED INCOME AND EXPENSES, BY NATURE

€ million	2005	2004[1]
Net allocation to long-term provisions	210	220
Net effects of sales financing credit losses	167	155
Net gain (loss) on asset disposals	(194)	(104)
Repurchase of redeemable shares	-	121
Change in fair value of redeemable shares	271	170
Change in fair value of other financial instruments	(93)	30
Deferred taxes	26	95
Other	6	61
Other unrealized income and expenses	**393**	**748**

(1) 2004 figures restated for compliance with IFRS.

B – Cash flows from operating activities

CHANGE IN WORKING CAPITAL

€ million	2005	2004[1]
Decrease (increase) in net inventories	(496)	(116)
Decrease (increase) in Automobile receivables	(88)	161
Decrease (increase) in other assets	(256)	59
Increase (decrease) in trade payables	364	53
Increase (decrease) in other liabilities	(127)	270
Decrease (increase) in working capital	**(603)**	**427**

(1) 2004 figures restated for compliance with IFRS.

C – Cash flows from investing activities

CAPITAL EXPENDITURE

€ million	2005	2004[1]
Purchases of intangible assets (note 12-B)	(880)	(791)
Purchases of property, plant and equipment (note 13-B)	(3,223)	(3,171)
Total purchases for the period	**(4,103)**	**(3,962)**
Deferred payments	85	39
Total capital expenditure	**(4,018)**	**(3,923)**

(1) 2004 figures restated for compliance with IFRS.

31 – RELATED PARTIES

A – Remuneration of senior executives and directors

The consideration and related benefits of the President and CEO and the Chairman of the Board of Directors amounted to €12.7 million for 2005 (€4.4 million for 2004 for the Chairman and CEO). The consideration and related benefits comprise a fixed and a variable portion, employer social-security levies and charges related to retirement compensation, the complementary pension scheme and stock-option plans.

Directors' fees amounted to €552,332 in 2005 (€540,119 in 2004), of which €52,500 for the President and CEO and the Chairman of the Board (€28,000 in 2004 for the Chairman and CEO).

B – Renault's investment in Nissan

Details of Renault's investment in Nissan are provided in note 14.

C – Renault's investment in AB Volvo

Details of Renault's investment in AB Volvo are provided in note 15.

32 – OFF-BALANCE SHEET COMMITMENTS AND CONTINGENT LIABILITIES

Renault enters into a certain number of commitments in the course of its business, some of which (e.g. retirement and other personnel benefits, litigations, etc) are covered by provisions.

Details of off-balance sheet commitments and contingencies are provided below.

A – Ordinary operations

The Group is committed for the following amounts:

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Customer guarantees and endorsements (sales financing)	-	81
Other guarantees given	518	524
Opening of confirmed credit lines for customers	2,091	2,221
Firm investment orders	826	695
Lease commitments	317	1,114
Assets pledged or mortgaged	216	186

(1) 2004 figures restated for compliance with IFRS.

8

Lease commitments include rent from non-cancelable leases. The breakdown is as follows:

€ million	Dec. 31, 2005	Dec. 31, 2004[1]
Less than 1 year	55	132
Between 1 and 5 years	207	503
More than 5 years	55	479
LEASE COMMITMENTS	317	1,114

(1) 2004 figures restated for compliance with IFRS.

The reduction in lease commitments is essentially due to consolidation of the SCI Plateau de Guyancourt, which owns the real estate assets of the Technocentre (note 4).

B – Special operations

B.1. End-of-life vehicles

Under EC Directive 2000/53/EC concerning end-of-life vehicles, published in September 2000, EU member states will be obliged to take measures to ensure that:

- vehicles at the end of their useful life can be transferred to an approved processing centre free of charge to the last owner;
- specific progressive targets are met concerning the re-use rate for vehicle components, with priority given to recycling, and the value of components that can be re-used.

This Directive concerns vehicles put on the market since July 1, 2002, but will be extended to apply to all vehicles on the road by January 1, 2007.

The Group establishes provisions in relation to the corresponding cost on a country-by-country basis, as the Directive is incorporated into national laws and when the procedures for recycling operations are defined. These provisions are regularly reviewed to ensure they take account of changes in each country's situation.

For countries where the legislation is not yet complete, until the laws are in existence, it is impossible to accurately determine whether the Group will have to bear a residual cost.

B.2. Renault Argentina

Renault Argentina SA manages a savings plan called Plan Rombo SA, designed to enable savers' groups to acquire vehicles. The savers make monthly contributions to the plan and a vehicle is delivered at the end of a given period. At December 31, 2005, Plan Rombo SA had approximately 500 savers' groups on its books. Renault Argentina SA and Plan Rombo SA are jointly responsible to subscribers for the correct operation of the plan. Renault's corresponding off-balance sheet commitment amounts to 105 million Argentinean pesos at December 31, 2005.

B.3. Other commitments:

Disposals of subsidiaries or businesses by the Group generally include representations and warranties in the buyer's favor. At December 31, 2005, Renault had not identified any significant risks in connection with these operations.

Following partial sales of subsidiaries during previous years, Renault retains options to sell all or a portion of its residual investment. Exercising these options would not have any significant impact on the consolidated financial statements.

Under the agreement signed in April 2003, when Renault sold a 51% stake in Renault Agriculture to Claas, Renault and Claas have options respectively to sell and purchase an additional 29% of the capital of Renault Agriculture, to be exercised within a one-year period beginning April 30, 2005, and further options respectively to sell and purchase the remaining 20%, which can be exercised from January 1, 2010.

Group companies are periodically subject to tax inspections in the countries in which they operate. Tax adjustments are recorded as provisions in the financial statements. Contested tax adjustments are recognized on a case-by-case basis, taking into account the risk that the proceedings or appeal may be unsuccessful.

33 – CONSOLIDATED COMPANIES

FULLY CONSOLIDATED COMPANIES (SUBSIDIARIES)

Renault group's interest (%)		Dec. 31, 2005	Dec. 31, 2004
AUTOMOBILE			
Renault s.a.s.	France	100	100
Mecanizacion Contable S.A. (Meconsa)	Spain	100	100
Renault Développement Industriel et Commercial (RDIC)	France	100	100
Renault Espana S.A. and subsidiaries	Spain	100	100
Renault Group b.v.	Netherlands	100	100
Société Immobilière Renault Habitation (SIRHA)	France	100	100
Technologie et Exploitation Informatique (TEI)	France	100	100
SCI Plateau de Guyancourt	France	note 4	-
Vehicle Engineering and Manufacturing			
Auto Châssis International (ACI) Le Mans	France	100	100
Auto Châssis International (ACI) Romania	Romania	100	100
Auto Châssis International (ACI) Valladolid	Spain	100	-
Auto Châssis International (ACI) Villeurbanne	France	100	100
CACIA	Portugal	100	100
Emboutissage Tôlerie Gennevilliers (ETG)	France	100	100
Fonderie Le Mans	France	100	100
IDVU	France	100	100
Maubeuge Construction Automobile (MCA)	France	100	100
Renault Industrie Belgique (RIB)	Belgium	100	100
SCI Parc Industriel du Mans	France	100	100
SNC Renault Cléon	France	100	100
SNC Renault Douai	France	100	100
SNC Renault Flins	France	100	100
SNC Renault Le Mans	France	100	100
SNC Renault Sandouville	France	100	100
Société des Automobiles Alpine Renault	France	100	100
Société de Magasinage et de Gestion des Stocks	France	100	100
Société de Transmissions Automatiques	France	80	80
Société de Véhicules Automobiles de Batilly (SOVAB)	France	100	100
Other companies			
Arkanéo	France	100	100
Car life Siège and subsidiaries	France	100	100
France Services Rapides and subsidiary	France	100	100
Groupe SNR (Société Nouvelle de Roulements)	France	100	100
Grigny Ltd.	United Kingdom	100	100
Renault F1 Team Ltd.	United Kingdom	100	100
Sales – France			
Renault France Automobiles (RFA) and subsidiaries	France	100	100
Sales – Europe			
Renault Amsterdam	Netherlands	100	100
Renault Belgique Luxembourg	Belgium	100	100
Renault Ceska Republica	Czech Republic	100	100
Renault Croatia	Croatia	100	100
Renault Espana Comercial S.A. (RECSA) and subsidiaries	Spain	100	100
Renault Hungaria	Hungary	100	100
Renault Italia and subsidiaries	Italy	100	100
Renault-Nissan Deutsche AG and subsidiaries	Germany	100	100
Renault-Nissan Nederland	Netherlands	100	100
Renault-Nissan Suisse S.A.	Switzerland	100	100



FULLY CONSOLIDATED COMPANIES (SUBSIDIARIES) (continued)

Renault group's interest (%)		Dec. 31, 2005	Dec. 31, 2004
Renault-Nissan Osterreich	Austria	100	100
Renault Polska	Poland	100	100
Renault Portuguesa	Portugal	100	100
Renault Retail Group	United Kingdom	100	100
Renault-Nissan Roumanie	Romania	100	100
Renault Slovakia	Slovakia	100	100
Renault Slovenia d.o.o.	Slovenia	100	100
Renault U.K.	United Kingdom	100	100
Renault Vienne	Austria	100	100
International Operations and Asia – Pacific			
AFM Industrie	Russia	100	100
Avtoframos	Russia	93	76
Dacia and subsidiaries	Romania	99	99
Sociedad de Fabricacion de Automotores (Sofasa)	Colombia	60	60
Oyak Renault Otomobil Fabrikalari	Turkey	52	52
Renault Algérie	Algeria	100	100
Renault Corporativo S.A. de C.V.	Mexico	100	100
Renault Industrie Roumanie	Romania	100	-
Renault Maroc	Morocco	80	80
Renault Mexico	Mexico	100	100
Renault Samsung Motors	South Korea	70	70
Renault South Africa and subsidiaries	South Africa	51	-
Renault Venezuela	Venezuela	100	100
Revoz	Slovenia	100	100
Mercosur			
Cofal	Luxembourg	77	77
Groupe Renault Argentina	Argentina	88	67
Renault do Brasil LTDA	Brazil	78	78
Renault do Brasil S.A.	Brazil	77	77
After-sales			
SODICAM 2	France	100	100
French Investment Financing Companies			
Société Immobilière de Construction Française pour l'Automobile et la Mécanique (SICOFRAM) and subsidiary	France	100	100
Société Immobilière d'Epone	France	100	100
Société Immobilière pour l'Automobile et la Mécanique (SIAM)	France	100	100
Holding companies and other Credit Institutions			
Motor Reinsurance Company	Luxembourg	100	100
Renault Holding (merged with Renault Finance in 2005)	Switzerland	-	100
Renault Finance	Switzerland	100	100
Société Financière et Foncière (SFF)	France	100	100
SALES FINANCING			
Sales financing – France			
Diac	France	100	100
Diac Location	France	100	100
Compagnie de Gestion Rationnelle (COGERA)	France	100	100
RCI Banque	France	100	100
Société de Gestion, d'Exploitation de Services en Moyens Administratifs (SOGESMA)	France	100	100

FULLY CONSOLIDATED COMPANIES (SUBSIDIARIES) (ended)

Renault group's interest (%)		Dec. 31, 2005	Dec. 31, 2004
Sales financing – outside France			
Accordia España S.A.	Spain	100	100
Consorcio Renault do Brasil	Brazil	100	100
Nissan Finance Ltd.	United Kingdom	100	100
RCI Finance CZ sro	Czech Republic	100	-
RCI Financial Services Belgique	Belgium	100	100
RCI Financial Services BV	Netherlands	100	100
RCI Finanzholding GmbH	Germany	100	100
RCI Gest SCA and subsidiaries	Portugal	100	100
RCI Leasing GmbH	Germany	100	100
Refactor	Italy	100	100
Renault Autofin S.A.	Belgium	100	100
RCI Banque AG	Austria	100	100
RCI Bank Polska	Pologne	100	-
RCI Finantare Romania	Romania	100	100
Renault Crédit S.A.	Switzerland	100	100
Renault Credit Polska	Poland	100	100
Renault Credit RT	Hungary	100	-
Renault Financiaciones	Spain	100	100
RNC (ex-Accordia)	Italy	100	100
Holding Companies and Other Credit Institutions			
Renault Acceptance GmbH	Germany	100	100
Renault Acceptance Ltd.	United Kingdom	100	100
Service companies			
ARTIDA	Spain	100	100
Overlease Espagne	Spain	100	100
RCI Gest Seguros	Portugal	100	100
RCI Versicherungs Service GmbH	Germany	100	100
Réalisation, Etudes, Courtage et Assurances (RECA)	France	100	100
Renault do Brasil S/A Corr. de Seguros	Brazil	100	100
Renault Services S.A.	Belgium	100	100
Société Internationale de Gestion et de Maintenance Automobile (SIGMA)	France	100	100

PROPORTIONATELY CONSOLIDATED COMPANIES (JOINT VENTURES)

Renault group's interest (%)		Dec. 31, 2005	Dec. 31, 2004
AUTOMOBILE			
Vehicle Engineering and Manufacturing			
Française de Mécanique	France	50	50
GIE TA 96	France	50	50
SALES FINANCING			
CFI Renault do Brasil	Brazil	60	60
Cia Arrademento Mercantil Renault do Brasil	Brazil	60	60
RCI Leasing Romania	Romania	50	50
Renault Credit Car	Belgium	50	50
Renault Financial Services Ltd. (RFS)	United Kingdom	50	50
ROMBO Compania Financiera	Argentina	60	60
RCI Leasing CZ sro	Czech Republic	50	-
Sygma Finance	France	50	50
Overlease Italia	Italy	49	49

COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD (ASSOCIATES)

Renault group's interest (%)		Dec. 31, 2005	Dec. 31, 2004[1]
AUTOMOBILE			
AB Volvo group	Sweden	21.8	21.5
Nissan group	Japan	45.7	45.8
MAIS	Turkey	49	49
SALES FINANCING			
Nissan Renault Finance Mexico	Mexico	15	-
Nissan Renault Wholesale Mexico	Mexico	15	15

(1) 2004 figures restated for compliance with IFRS.

The percentage control is different from the percentage ownership for the following entity :

Renault group's % control		Dec. 31, 2005	Dec. 31, 2004[1]
AB Volvo group	Sweden	21.3	21.2

(1) 2004 figures restated for compliance with IFRS.

8.2.6.6 Comparison between IFRS and previous policies

34 – COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS AND PREVIOUS POLICIES

A – Analysis of the restatement of Nissan's contribution

B – Comparison of consolidated income statements for 2004 (IFRS/previous policies)

C – Comparison of consolidated balance sheets at December 31, 2004 (IFRS/previous policies)

D – Comparison of changes in consolidated shareholders' equity for 2004 (IFRS/previous policies)

E – Comparison of consolidated statements of cash flows for 2004 (IFRS/previous policies)

F – Comparison of segment information for 2004 (IFRS/previous policies)

F1 – Consolidated income statements by division

F2 – Consolidated balance sheets by division

F3 – Consolidated cash flow statements by division

G – Analysis of the transition to IFRS: consolidated income statements for 2004

H – Analysis of the transition to IFRS: consolidated balance sheets at December 31, 2004

I – Analysis of the transition to IFRS: consolidated shareholders' equity

I1 – January 1, 2004

I2 – December 31, 2004

A – Analysis of the restatement of Nissan's contribution

Renault's 2004 financial statements included five quarters for Nissan, covering the period October 1, 2003 to December 31, 2004.

IAS 28 "Investments in Associates" requires accounting periods to be consistent from one year to the next. The Renault group therefore decided to consolidated Nissan's net income over the 12-month period January 1 – December 31, 2004.

The Nissan quarter covering the period October 1 – December 31, 2003 and contributing €432 million, was thus eliminated from the net income of associates and included in shareholders' equity at January 1, 2004.

The value of the investment in Nissan at January 1, 2004 was consequently reduced, from €7,219 million to €7,086 million.

All the restated consolidated financial statements presented below take into account this restatement of Nissan's contribution.

B – Comparison of consolidated income statements for 2004 (IFRS/previous policies)

€ million	under previous policies, excl. additional Nissan quarter	total impacts of transition to IFRS	under IFRS excl. additional Nissan quarter
			2004
Sales of goods and services	38,772	151	38,923
Sales financing revenues	1,943	(574)	1,369
Revenues	**40,715**	**(423)**	**40,292**
Cost of goods and services sold	(31,162)	72	(31,090)
Cost of sales financing	(1,171)	259	(912)
Research and development expenses	(1,383)	(293)	(1,676)
Selling, general and administrative expenses	(4,581)	82	(4,499)
Operating margin	**2,418**	**(303)**	**2,115**
Other operating income and expenses	(270)	27	(243)
OPERATING INCOME	**2,148**	**(276)**	**1,872**
Interest expenses	(22)	0	(22)
Repurchase of redeemable shares	(343)	222	(121)
Other financial income and expenses, net	17	(205)	(188)
FINANCIAL INCOME (EXPENSE)	**(348)**	**17**	**(331)**
Share in net income of associates	2,020	(97)	1,923
Nissan	*1,767*	*(78)*	*1,689*
other associates	*253*	*(19)*	*234*
PRE-TAX INCOME	**3,820**	**(356)**	**3,464**
Current and deferred taxes	(634)	73	(561)
NET INCOME	**3,186**	**(283)**	**2,903**
Net income – minority interests' share	67		67
Net income – Renault share	3,119	(283)	2,836
Earnings per share in €[1]	11.73	(0.57)	11.16
Diluted earnings per share in €[1]	11.73	(0.63)	11.10
Number of shares outstanding (in thousands)			
for earnings per share	265,960	(11,792)	254,168
for diluted earnings per share	265,960	(10,525)	255,435

(1) Net income – Renault share, divided by number of shares stated.


8

C – Comparison of consolidated balance sheets at December 31, 2004 (IFRS/previous policies)

€ million	Dec 31, 2004 under previous policies	Total impacts of transition to IFRS	Dec 31, 2004 under IFRS
ASSET			
Non-current assets			
Intangible assets	1,969	688	2,657
Property, plant and equipment	10,595	1,002	11,597
Investments in associates	9,992	(279)	9,713
Nissan	8,259	(330)	7,929
Other associates	1,733	51	1,784
Non-current financial assets	769	(73)	696
Deferred tax assets	451	114	565
Other non-current assets	438	(35)	403
Total non-current assets	**24,214**	**1,417**	**25,631**
Current assets			
Inventories	5,142		5,142
Sales financing receivables	20,633	(826)	19,807
Automobile receivables	1,878		1,878
Current financial assets	1,248	150	1,398
Other current assets	2,306	92	2,398
Cash and cash equivalents	5,521		5,521
Total current assets	**36,728**	**(584)**	**36,144**
TOTAL ASSETS	**60,942**	**833**	**61,775**

€ million	Dec 31, 2004 under previous policies	Total impacts of transition to IFRS	Dec 31, 2004 under IFRS
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	**16,444**	**(580)**	**15,864**
Non-current liabilities			
Deferred tax liabilities	220	234	454
Provisions – long-term	2,137	29	2,166
Non-current financial liabilities	4,858	546	5,404
Other non-current liabilities	442	(16)	426
Total non-current liabilities	**7,657**	**793**	**8,450**
Current liabilities			
Provisions – short-term	926	(16)	910
Current financial liabilities	2,326	121	2,447
Sales financing debts	20,355	274	20,629
Trade payables	7,234	-	7,234
Current tax liability	197	-	197
Other current liabilities	5,803	241	6,044
Total current liabilities	**36,841**	**620**	**37,461**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**60,942**	**833**	**61,775**

D – Comparison of changes in consolidated shareholders' equity for 2004 (IFRS/previous policies)

€ million	Share capital and premium	Treasury shares	Revaluation of financial instruments	Translation adjust-ment	Other reserves	Net income – Renault share	Share-holders' equity – Renault share	Minority interests	Total share-holders' equity
Balance at December 31, 2003 under previous policies	4,539	-	-	(1,066)	7,638	2,480	13,591	395	13,986
Elimination of additional Nissan quarter	-	-	-	-	(133)	-	(133)	-	(133)
Balance at January 1, 2004 after elimination of additional Nissan quarter	4,539	-	-	(1,066)	7,505	2,480	13,458	395	13,853
Total impacts of transition to IFRS	-	(519)	(35)	1,066	(887)	-	(375)	-	(375)
Balance at January 1, 2004 under IFRS	4,539	(519)	(35)	-	6,618	2,480	13,083	395	13,478
Allocation of 2003 net income	-	-	-	-	2,480	(2,480)	-	-	-
Dividends	-	-	-	-	(357)	-	(357)	(35)	(392)
Cost of stock option plans	-	-	-	-	11	-	11	-	11
Change in other reserves	-	11	112	(216)	-	-	(93)	8	(85)
Impact of changes in scope of consolidation and capital increases	-	-	-	-	-	-	-	(51)	(51)
2004 net income under IFRS	-	-	-	-	-	2,836	2,836	67	2,903
BALANCE AT DEC. 31, 2004 UNDER IFRS	4,539	(508)	77	(216)	8,752	2,836	15,480	384	15,864



E – Comparison of consolidated statements of cash flows for 2004 (IFRS/previous policies)

			2004
	Under previous policies, excl. additional Nissan quarter	Total impacts of transition to IFRS[1]	Under IFRS excl. additional Nissan quarter
Net income	3,186	(283)	2,903
Cancellation of unrealized income and expenses:			
- Depreciation and amortization	2,266	486	2,752
- Share in net income (loss) of associates	(2,019)	96	(1,923)
- Dividends received from associates	552	-	552
- Net allocation to long-term provisions	224	(4)	220
- Repurchase of redeemable shares	343	(222)	121
- Net effects of sales financing credit losses	155	-	155
- Net gain (loss) on asset disposals	(117)	13	(104)
- Change in fair value of redeemable shares	-	170	170
- IAS 39 Financial Instruments	-	30	30
- IFRS 2 Share-based payments	-	11	11
- Deferred taxes	168	(73)	95
- Other	50	-	50
Cash flow	**4,808**	**224**	**5,032**
Decrease (increase) in sales financing receivables	(1,202)	74	(1,128)
Net change in sales financing financial assets and debts	944	-	944
Decrease in working capital	407	20	427
CASH FLOWS FROM OPERATING ACTIVITIES	**4,957**	**318**	**5,275**
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,107)**	**(302)**	**(3,409)**
CASH FLOWS FROM FINANCING ACTIVITIES	**(861)**	**(16)**	**(877)**
INCREASE IN CASH AND CASH EQUIVALENTS	**989**	**-**	**989**
Cash and cash equivalents: opening balance	**4,276**	**-**	**4,276**
Increase in cash	989	-	989
Effect of changes in exchange rate and other changes	256	-	256
Cash and cash equivalents: closing balance	**5,521**	**-**	**5,521**

(1) For an analysis of the transition to IFRS concerning 2004 net income, see chapter 3.1.4.2 of the 2004 annual report.

F – Comparison of segment information for 2004 (IFRS/previous policies)

F.1. Consolidated income statements by division

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004 UNDER PREVIOUS POLICIES				
Sales of goods and services	38,645	127		38,772
Sales financing revenues	-	1,943		1,943
External sales	38,645	2,070		40,715
Interdivision sales	549	249	(798)	
Revenues	39,194	2,319	(798)	40,715
Operating margin	1,965	444	9	2,418
Operating income	1,710	429	9	2,148
Financial expense				(348)
Share in net income (loss) of associates	2,020	-	-	2,020
Pre-tax income				3,820
Current and deferred taxes				(634)
NET INCOME				3,186
2004: IMPACTS OF THE TRANSITION TO IFRS				
Sales of goods and services	(219)	370	-	151
Sales financing revenues	-	(574)	-	(574)
External sales	(219)	(204)	-	(423)
Interdivision sales	(247)	(15)	262	-
Revenues	(466)	(219)	262	(423)
Operating margin	(325)	17	5	(303)
Operating income	(298)	17	5	(276)
Financial expense				17
Share in net income (loss) of associates	(97)	-	-	(97)
Pre-tax income				(356)
Current and deferred taxes				73
NET INCOME				(283)
2004 UNDER IFRS				
Sales of goods and services	38,426	497	-	38,923
Sales financing revenues	-	1,369	-	1,369
External sales	38,426	1,866	-	40,292
Interdivision sales	302	234	(536)	-
Revenues	38,728	2,100	(536)	40,292
Operating margin	1,640	461	14	2,115
Operating income	1,412	446	14	1,872
Financial expense				(331)
Share in net income (loss) of associates	1,923	-	-	1,923
Pre-tax income				3,464
Current and deferred taxes				(561)
NET INCOME				2,903

(1) Interdivision transactions are carried out under near-market conditions.



F.2. Consolidated balance sheets by division

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
DECEMBER 31, 2004 UNDER PREVIOUS POLICIES				
Non-current assets				
Property, plant and equipment and intangibles	11,991	760	(187)	12,564
Investments in associates	9,992	-	-	9,992
Non-current financial assets	2,879	14	(2,124)	769
Deferred tax assets and other non-current assets	690	137	62	889
Current assets				
Inventories	5,130	12	-	5,142
Trade receivables	1,988	20,967	(444)	22,511
Current financial assets	1,348	526	(626)	1,248
Other current assets	1,753	665	(112)	2,306
Cash and cash equivalents	4,451	1,074	(4)	5,521
TOTAL ASSETS	40,222	24,155	(3,435)	60,942
Shareholders' equity	16,476	1,717	(1,749)	16,444
Non-current liabilities				
Deferred tax liabilities and long-term provisions	2,158	154	45	2,357
Non-current financial liabilities	4,843	407	(392)	4,858
Other non-current liabilities	375	67	-	442
Current liabilities				
Provisions – short-term	857	69	-	926
Current financial liabilities	2,860	-	(534)	2,326
Sales financing debts	-	20,947	(592)	20,355
Trade payables	7,307	-	(73)	7,234
Other current liabilities and current tax liability	5,346	794	(140)	6,000
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	40,222	24,155	(3,435)	60,942

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004 IMPACTS OF THE TRANSITION TO IFRS				
Non-current assets				
Property, plant and equipment and intangibles	1,823	(232)	99	1,690
Investments in associates	(279)	-	-	(279)
Non-current financial assets	29	(2)	(100)	(73)
Deferred tax assets and other non-current assets	109	3	(33)	79
Current assets				
Inventories	-	-	-	-
Trade receivables	-	(821)	(5)	(826)
Current financial assets	150	-	-	150
Other current assets	(3)	1,299	(1,204)	92
Cash and cash equivalents	-	-	-	-
TOTAL ASSETS	1,829	247	(1,243)	833

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004 IMPACTS OF THE TRANSITION TO IFRS (continued)				
Shareholders' equity	**(643)**	**97**	**(34)**	**(580)**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	181	82	-	263
Non-current financial liabilities	546	-	-	546
Other non-current liabilities	-	(16)	-	(16)
Current liabilities				
Provisions – short-term	(11)	(5)	-	(16)
Current financial liabilities	121	-	-	121
Sales financing debts	-	279	(5)	274
Trade payables				-
Other current liabilities and current tax liability	1,635	(190)	(1,204)	241
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,829**	**247**	**(1,243)**	**833**

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
DECEMBER 31, 2004 UNDER IFRS				
Non-current assets				
Property, plant and equipment and intangibles	13,814	528	(88)	14,254
Investments in associates	9,713	-	-	9,713
Other non-current financial assets	2,908	12	(2,224)	696
Deferred tax assets and other non-current assets	799	140	29	968
Current assets				
Inventories	5,130	12	-	5,142
Trade receivables	1,988	20,146	(449)	21,685
Current financial assets	1,498	526	(626)	1,398
Other current assets	1,750	1,964	(1,316)	2,398
Cash and cash equivalents	4,451	1,074	(4)	5,521
TOTAL ASSETS	**42,051**	**24,402**	**(4,678)**	**61,775**
Shareholders' equity	**15,833**	**1,814**	**(1,783)**	**15,864**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	2,339	236	45	2,620
Non-current financial liabilities	5,389	407	(392)	5,404
Other non-current liabilities	375	51	-	426
Current liabilities				
Provisions – short-term	846	64	-	910
Current financial liabilities	2,981	-	(534)	2,447
Sales financing debts	-	21,226	(597)	20,629
Trade payables	7,307	-	(73)	7,234
Other current liabilities and current tax liability	6,981	604	(1,344)	6,241
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**42,051**	**24,402**	**(4,678)**	**61,775**

(1) Interdivision transactions are carried out under near-market conditions.

8

F.3. Consolidated statements of cash flows by division

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004 UNDER PREVIOUS POLICIES				
Net income	3,020	261	(95)	3,186
Cancellation of unrealized income and expenses:				
- Depreciation and amortization	2,133	195	(62)	2,266
- Share in net income (loss) of associates	(2,019)	-	-	(2,019)
- Dividends received from associates	552	-	-	552
- Net allocation to long-term provisions	236	(12)	-	224
- Repurchase of redeemable shares	343	-	-	343
- Other unrealized income and expenses	86	165	5	256
Cash flow	**4,351**	**609**	**(152)**	**4,808**
Decrease (increase) in sales financing receivables	-	(1,190)	(12)	(1,202)
Net change in sales financing financial assets and debts	-	892	52	944
Decrease (increase) in working capital	401	37	(31)	407
Cash flows from operating activities	**4,752**	**348**	**(143)**	**4,957**
Purchases of intangible assets	(788)	(3)	-	(791)
Purchases of property, plant and equipment	(2,177)	(766)	251	(2,692)
Disposals of property, plant and equipment and intangibles	142	496	(169)	469
Acquisition of investments, net of disposals and other	(85)	(8)	-	(93)
Cash flows from investing activities	**(2,908)**	**(281)**	**82**	**(3,107)**
Cash flows with shareholders	(400)	(100)	100	(400)
Net change in financial assets and liabilities of the Automobile division	(464)	-	3	(461)
Cash flows from financing activities	**(864)**	**(100)**	**103**	**(861)**
Increase (decrease) in cash and cash equivalents	**980**	**(33)**	**42**	**989**

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004: IMPACTS OF THE TRANSITION TO IFRS				
Net income	(295)	10	2	(283)
Cancellation of unrealized income and expenses:				
- Depreciation and amortization	529	(91)	48	486
- Share in net income (loss) of associates	96	-	-	96
- Dividends received from associates	-	-	-	-
- Net allocation to long-term provisions	(4)	-	-	(4)
- Repurchase of redeemable shares	(222)	-	-	(222)
- Other unrealized income and expenses	141	9	1	151
Cash flow	**245**	**(72)**	**51**	**224**
Decrease (increase) in sales financing receivables	-	58	16	74
Net change in sales financing financial assets and debts	-	-	-	-
Decrease (increase) in working capital	131	(111)	-	20
Cash flows from operating activities	**376**	**(125)**	**67**	**318**

(1) Interdivision transactions are carried out under near-market conditions.

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004: IMPACTS OF THE TRANSITION TO IFRS (continued)				
Purchases of intangible assets	-	-	-	-
Purchases of property, plant and equipment	(724)	461	(177)	(440)
Disposals of property, plant and equipment and intangibles	348	(336)	126	138
Acquisition of investments, net of disposals and other	-	-	-	-
Cash flows from investing activities	**(376)**	**125**	**(51)**	**(302)**
Cash flows with shareholders	-	-	-	-
Net change in financial assets and liabilities of the Automobile division	-	-	(16)	(16)
Cash flows from financing activities	**-**	**-**	**(16)**	**(16)**
Increase (decrease) in cash and cash equivalents	**-**	**-**	**-**	**-**

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004 UNDER IFRS				
Net income	2,725	271	(93)	2,903
Cancellation of unrealized income and expenses:				
- Depreciation and amortization	2,662	104	(14)	2,752
- Share in net income (loss) of associates	(1,923)	-	-	(1,923)
- Dividends received from associates	552	-	-	552
- Net allocation to long-term provisions	232	(12)	-	220
- Repurchase of redeemable shares	121	-	-	121
- Other unrealized income and expenses	227	174	6	407
Cash flow	**4,596**	**537**	**(101)**	**5,032**
Decrease (increase) in sales financing receivables	-	(1,132)	4	(1,128)
Net change in sales financing financial assets and debts	-	892	52	944
Decrease (increase) in working capital	532	(74)	(31)	427
Cash flows from operating activities	**5,128**	**223**	**(76)**	**5,275**
Purchases of intangible assets	(788)	(3)	-	(791)
Purchases of property, plant and equipment	(2,901)	(305)	74	(3,132)
Disposals of property, plant and equipment and intangibles	490	160	(43)	607
Acquisition of investments, net of disposals and other	(85)	(8)	-	(93)
Cash flows from investing activities	**(3,284)**	**(156)**	**31**	**(3,409)**
Cash flows with shareholders	(400)	(100)	100	(400)
Net change in financial assets and liabilities of the Automobile division	(464)	-	(13)	(477)
Cash flows from financing activities	**(864)**	**(100)**	**87**	**(877)**
Increase (decrease) in cash and cash equivalents	**980**	**(33)**	**42**	**989**

(1) Interdivision transactions are carried out under near-market conditions.

8

G – Analysis of the transition to IFRS: consolidated income statements for 2004

€ million	2004 under previous policies excl. additional Nissan quarter	IAS 12 Deferred taxes[1]	IAS 17 Sales with buy-back commitments[2]	IAS 32 Treasury shares[3]	IAS 39 Financial instruments[4]	IAS 39 Redeemable shares[5]
Sales of goods and services	38,772	-	151	-	-	-
Sales financing revenues	1,943	-	(454)	-	(120)	-
Revenues	**40,715**	-	**(303)**	-	**(120)**	-
Cost of goods and services sold	(31,162)	-	80	-	(1)	-
Cost of sales financing	(1,171)	-	143	-	116	-
Research and development expenses	(1,383)	-	-	-		-
Selling, general and administrative expenses	(4,581)	-	51	-	31	-
Operating margin	**2,418**	-	**(29)**	-	**26**	-
Other operating income and expenses, net	(270)	-	-	-	(3)	-
Operating income	**2,148**	-	**(29)**	-	**23**	-
Interest income (expenses)	(22)	-	-	-	-	-
Repurchase of redeemable shares	(343)	-	-	-	-	222
Other financial income and expenses	17	-	-	-	(35)	(170)
Financial income (expense)	**(348)**	-	-	-	**(35)**	**52**
Share in net income of associates	2,020	-	-	-	-	-
Nissan - 12 months	1,767	-	-	-	-	-
Other associates	253	-	-	-	-	-
Pre-tax income	**3,820**	-	**(29)**	-	**(12)**	**52**
Current and deferred taxes	(634)	(23)	11	-	2	(18)
NET INCOME	**3,186**	**(23)**	**(18)**	-	**(10)**	**34**

(1) Mainly deferred taxes on temporary differences between the consolidated and fiscal value of investments in associates (cost of the tax discrepancy resulting from distribution of their profits).

(2) Sales with buy-back commitments covering more than 36 months. The vehicles are no longer considered sold, but leased. Revenues: the sale is cancelled and replaced by recognition of the lease income over the duration of the buy-back clause. Cost of goods and services sold/Cost of sales financing: the cost of goods sold is cancelled and replaced by depreciation of the vehicles capitalized.
The breakdown of the impacts of the transition to IFRS by revenue items has been reviewed since the restated consolidated financial statements under IFRS were first published in the 2004 annual report. The same applies to the breakdown of costs by nature (cost of goods and services sold/sales financing costs).

(3) Proceeds on sales of treasury shares are no longer included in income, but recognized directly in equity.

(4) Impacts on the operating margin concern the Sales financing division, impacts on financial income (expense) concern the Automobile division.

(5) As redeemable shares are stated at market value at the start of the year, the loss on repurchase of these shares in 2004 is reduced by €222 million. The unrealized loss on the remaining shares, resulting from changes in the market value during the year, amounts to €170 million.

IFRS 1/IAS 19 Actuarial gains/losses on pensions[6]	IFRS 1/IAS 21 Translation adjustment[7]	IFRS 1/IAS 23 Borrowing costs[8]	IFRS 1/IAS 38 Development expenses[9]	IFRS 2 Share-based payments[10]	IFRS 3 Business combi-nations except associates[11]	Impacts of transition to IFRS on associates[12]	Total impacts of transition to IFRS	2004 under IFRS
-	-	-	-	-	-	-	151	38,923
-	-	-	-	-	-	-	(574)	1,369
-	**-**	**-**	**-**	**-**	**-**	**-**	**(423)**	**40,292**
-	-	4	-	(11)			72	(31,090)
-	-	-	-	-	-	-	259	(912)
-	-	-	(293)	-	-	-	(293)	(1,676)
-	-	-	-	-	-	-	82	(4,499)
-	**-**	**4**	**(293)**	**(11)**	**-**	**-**	**(303)**	**2,115**
-	-	-	-	-	30	-	27	(243)
-	**-**	**4**	**(293)**	**(11)**	**30**	**-**	**(276)**	**1,872**
-	-	-	-	-	-	-	-	(22)
-	-	-	-	-	-	-	222	(121)
-	-	-	-	-	-	-	(205)	(188)
-	**-**	**-**	**-**	**-**	**-**	**-**	**17**	**(331)**
-	-	-	-	-	-	(97)	(97)	1,923
-	-	-	-	-	-	(78)	(78)	1,689
-	-	-	-	-	-	(19)	(19)	234
-	**-**	**4**	**(293)**	**(11)**	**30**	**(97)**	**(356)**	**3,464**
-	-	(1)	102	-	-	-	73	(561)
-	**-**	**3**	**(191)**	**(11)**	**30**	**(97)**	**(283)**	**2,903**

(6) The Group has decided to include previously unrecognized actuarial gains and losses in the provision for pension benefits for the consolidated companies at January 1, 2004. As these actuarial gains and losses remain within the «corridor» and do not lead to recognition of any expense or income in 2004, there is no impact on 2004 net income.

(7) The translation adjustments at January 1 have been reclassified as other reserves. As no foreign business was sold in 2004, this has no impact on 2004 net income.

(8) Since the Group has decided to stop capitalizing borrowing costs, the corresponding amortization recorded for 2004 has been cancelled.

(9) The expense corresponds to the year's amortization charge for development expenses originating prior to 2002 and capitalized at January 1, 2004.

(10) The value of stock option plans granted to employees, which is spread on a straight-line basis over the period between the grant date and the option vesting date, has led the Group to record an expense of €11 million for 2004.

(11) In accordance with IFRS 3, the Group no longer amortizes goodwill. This has an impact of €30 million, excluding associates.

(12) The impacts of the transition to IFRS on associates mainly concern Nissan. Chapter 3.1.4.2 of the 2004 annual report, entitled "Consolidated financial statements restated for compliance with IFRS", analyses the impacts of each standard.


8

H – Analysis of the transition to IFRS: consolidated balance sheets at December 31, 2004

€ million	Dec 31, 2004 under previous policies(1)	IAS 12 Deferred taxes(1)	IAS 17 Sales with buy-back commitments(2)	IAS 32 Treasury shares(3)	IAS 39 Financial instruments(4)	IAS 39 Redeemable shares(5)
ASSETS						
Non-current assets						
Intangible assets	1,969	-	-	-	-	-
Property, plant and equipment	10,595	-	1,015	-	-	-
Investments in associates	9,992	-	-	-	-	-
Nissan	8,259	-	-	-	-	-
Other associates	1,733	-	-	-	-	-
Non-current financial assets	769			(509)	436	-
Deferred tax assets	451	(32)	142	(1)	(50)	111
Other non-current assets	438	-	-	-	(35)	-
Current assets						
Inventories	5,142	-	-	-	-	-
Sales financing receivables	20,633	-	(1,010)	-	184	-
Automobile receivables	1,878	-	-	-	-	-
Current financial assets	1,248	-	-	-	150	-
Other current assets	2,306	-	-	-	92	-
Cash and cash equivalents	5,521	-	-	-	-	-
TOTAL ASSETS	**60,942**	**(32)**	**147**	**(510)**	**777**	**111**
Shareholders' equity	**16,444**	**(41)**	**(256)**	**(508)**	**288**	**(207)**
Non-current liabilities						
Deferred tax liabilities	220	9	-	-	60	-
Provisions – long-term	2,137	-	-	(2)	-	-
Non-current financial liabilities	4,858	-	-	-	228	318
Other non-current liabilities	442	-	-	-	(16)	-
Current liabilities						
Provisions – short-term	926	-	(10)	-	(6)	-
Current financial liabilities	2,326	-	-	-	121	-
Sales financing debts	20,355	-	-	-	274	-
Trade payables	7,234	-	-	-	-	-
Current tax liability	197	-	-	-	-	-
Other current liabilities	5,803	-	413	-	(172)	-
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**60,942**	**(32)**	**147**	**(510)**	**777**	**111**

(1) Mainly deferred taxes on temporary differences between the consolidated and fiscal value of investments in associates (cost of the tax discrepancy resulting from distribution of their profits).

(2) Sales with buy-back commitments covering more than 36 months. The vehicles are no longer considered sold, but leased. They are capitalized at cost and depreciated over the duration of the buy-back clause. Lease payments received in advance are recorded under «other current liabilities».

(3) Treasury shares are directly deducted from equity at acquisition cost.

(4) The impacts on financial assets mainly relate to changes in the fair value of derivatives. The impacts on financial liabilities relate to changes in the fair value of the debts hedged, and changes in the fair value of derivatives.

(5) Redeemable shares are stated at market value. The impact before deferred taxes on Group indebtedness is €318 million. The impact after deferred taxes on the opening balance is included in equity.

(6) The Group has decided to include previously unrecognized actuarial gains and losses in the provision for pension benefits for the consolidated companies at January 1, 2004, leading to a €39 million increase in the provision.

(7) Under the option allowed by IFRS 1, the translation adjustment as recorded in equity at January 1, 2004 has been reclassified as "Other reserves". This reclassification has no impact on equity.

	IFRS 1/IAS 19 Actuarial gains/losses on pensions[6]	IFRS 1/IAS 21 Translation adjustment[7]	IFRS 1/IAS 23 Borrowing costs[8]	IFRS 1/IAS 38 Development expenses[9]	IFRS 2 Share-based payments[10]	IFRS 3 Business combi-nations except associates[11]	Impacts of transition to IFRS on associates[12]	Total impacts of transition to IFRS	Dec 31, 2004 under IFRS
	-	-	-	681	-	7	-	688	2,657
	-	-	(13)	-	-	-	-	1.002	11,597
	-	-	-	-	-	-	(279)	(279)	9,713
	-	-	-	-	-	-	(330)	(330)	7,929
	-	-	-	-	-	-	51	51	1,784
	-	-	-	-	-	-	-	(73)	696
	12		3	(71)	-	-	-	114	565
	-	-	-	-	-	-	-	(35)	403
	-	-	-	-	-	-	-	-	5,142
	-	-	-	-	-	-	-	(826)	19,807
	-	-	-	-	-	-	-	-	1,878
	-	-	-	-	-	-	-	150	1,398
	-	-	-	-	-	-	-	92	2,398
	-	-	-	-	-	-	-	-	5,521
	12	**-**	**(10)**	**610**	**-**	**7**	**(279)**	**833**	**61,775**
	(27)	**-**	**(8)**	**443**	**-**	**15**	**(279)**	**(580)**	**15,864**
	-	-	(2)	167	-	-	-	234	454
	39	-	-	-	-	(8)	-	29	2,166
	-	-	-	-	-	-	-	546	5,404
	-	-	-	-	-	-	-	(16)	426
	-	-	-	-	-	-	-	(16)	910
	-	-	-	-	-	-	-	121	2,447
	-	-	-	-	-	-	-	274	20,629
	-	-	-	-	-	-	-	-	7,234
	-	-	-	-	-	-	-	-	197
	-	-	-	-	-	-	-	241	6,044
	12	**-**	**(10)**	**610**	**-**	**7**	**(279)**	**833**	**61,775**

(8) Since the Group has decided to stop capitalizing borrowing costs, their net value has been cancelled via an adjustment to equity at January 1, 2004.

(9) The restatement of intangible assets corresponds to the capitalized amount of development expenses originating prior to 2002 and the corresponding cumulative depreciation at December 31, 2004.

(10) The value of stock option plans granted to employees, which is spread on a straight-line basis over the period between the grant date and the option vesting date, has led the Group to record an expense of €11 million for 2004. As the expense is directly deducted from equity, this has no impact on total equity.

(11) In accordance with IFRS 3, the Group no longer amortizes goodwill, and now recognizes negative goodwill immediately in profit or loss. All negative goodwill has therefore been cancelled via an adjustment to equity at January 1, 2004, and the Group discontinued amortization of goodwill as of that date.

(12) The impacts of the transition to IFRS on associates mainly concern Nissan. Chapter 3.1.4.2 of the 2004 annual report, entitled "Consolidated financial statements restated for compliance with IFRS", analyses the impacts of each standard. These impacts include cancellation of negative goodwill concerning associates via an adjustment to equity at January 1, 2004.

(13) Assets and liabilities related to non-consolidated subsidiaries and joint ventures (securities, loans and borrowings), security deposits, and derivative assets of the Sales financing division, classified as financial assets and liabilities in the consolidated financial statements restated under IFRS published in the 2004 annual report, have been reclassified as other operating assets and liabilities.

8

I – Analysis of the transition to IFRS: consolidated shareholders' equity

I.1. Consolidated shareholders' equity at January 1, 2004

€ million	Share capital and premium	Treasury shares
Balance at January 1, 2004 under previous policies	**4,539**	**-**
Elimination of additional Nissan quarter	-	-
Balance at January 1, 2004 after elimination of additional Nissan quarter	**4,539**	**-**
IAS 12 Deferred taxes	-	-
IAS 17 Sales with buy-back commitments	-	-
IAS 32 Treasury shares	-	(519)
IAS 39 Financial instruments	-	-
IAS 39 Redeemable shares	-	-
IFRS1/IAS 19 Actuarial gains/losses on pensions	-	-
IFRS1/IAS 21 Translation adjustments	-	-
IFRS1/IAS 23 Borrowing costs	-	-
IFRS1/IAS 38 Development expenses	-	-
IFRS2 Share-based payments	-	-
IFRS3 Business combinations	-	-
Impacts of the transition to IFRS for associates	-	-
Total impacts of the transition to IFRS	**-**	**(519)**
Balance at January 1, 2004 under IFRS	**4,539**	**(519)**

I.2. Consolidated shareholders' equity at December 31, 2004

€ million	Share capital and premium	Treasury shares
Balance at December 31, 2004 under previous policies	**4,539**	**-**
Elimination of additional Nissan quarter	-	-
Balance at December 31, 2004 after elimination of additional Nissan quarter	**4,539**	**-**
IAS 12 Deferred taxes	-	-
IAS 17 Sales with buy-back commitments	-	-
IAS 32 Treasury shares	-	(508)
IAS 39 Financial instruments	-	-
IAS 39 Redeemable shares	-	-
IFRS1/IAS 19 Actuarial gains/losses on pensions	-	-
IFRS1/IAS 21 Translation adjustments	-	-
IFRS1/IAS 23 Borrowing costs	-	-
IFRS1/IAS 38 Development expenses	-	-
IFRS2 Share-based payments	-	-
IFRS3 Business combinations	-	-
Impacts of the transition to IFRS for associates	-	-
Total impacts of the transition to IFRS	**-**	**(508)**
Balance at December 31, 2004 under IFRS	**4,539**	**(508)**

Revaluation of financial instruments	Translation adjustment	Other reserves	Net income - Group share	Shareholders' equity - Group share	Minority interests	Total shareholders' equity at January 1, 2004
-	(1,066)	7,638	2,480	13,591	395	13,986
-	-	(133)	-	(133)	-	(133)
-	(1,066)	7,505	2,480	13,458	395	13,853
-	-	(18)	-	(18)	-	(18)
-	-	(238)	-	(238)	-	(238)
-	-		-	(519)	-	(519)
(35)	-	221	-	186	-	186
-	-	(241)	-	(241)	-	(241)
-	-	(27)	-	(27)	-	(27)
-	1,066	(1,066)	-	-	-	-
-	-	(11)	-	(11)	-	(11)
-	-	634	-	634	-	634
-	-		-		-	
-	-	(14)	-	(14)	-	(14)
-		(127)	-	(127)	-	(127)
(35)	1,066	(887)	-	(375)	-	(375)
(35)	-	6,618	2,480	13,083	395	13,478

Revaluation of financial instruments	Translation adjustment	Other reserves	Net income - Group share	Shareholders' equity - Group share	Minority interests	Total shareholders' equity at January 1, 2004
-	(1,791)	9,761	3,551	16,060	384	16,444
-	565	(133)	(432)	-	-	-
-	(1,226)	9,628	3,119	16,060	384	16,444
-	-	(18)	(23)	(41)	-	(41)
-	-	(238)	(18)	(256)	-	(256)
-	-	-	-	(508)	-	(508)
77	-	221	(10)	288	-	288
-	-	(241)	34	(207)	-	(207)
-	-	(27)	-	(27)	-	(27)
-	1,066	(1,066)	-	-	-	
-	-	(11)	3	(8)	-	(8)
-	-	634	(191)	443	-	443
-	-	11	(11)	-	-	
-	(1)	(14)	30	15	-	15
-	(55)	(127)	(97)	(279)	-	(279)
77	1,010	(876)	(283)	(580)	-	(580)
77	(216)	8,752	2,836	15,480	384	15,864

9 Mixed General Meeting of May 4, 2006

9.1 Presentation of the resolutions

Nineteen resolutions are being submitted to the Mixed General Meeting which will be convened on May 4, 2006.

The Board first of all proposes the adoption of twelve resolutions by the Ordinary General Meeting:

Approval of the annual accounts and appropriation of the results

The **first two resolutions** deal with the approval of the consolidated accounts and company accounts for Renault's 2005 financial year.

The presented accounts have been drawn up, in accordance with regulations in force, under IFRS (International Financial Reporting Standards) for the consolidated accounts and in accordance with French statutory and regulatory provisions for the company's annual accounts.

The **third resolution** deals with the appropriation of the company's results for the 2005 financial year and the payment of dividends.

It is proposed that the shareholders approve the distribution of a dividend of 2.40 euros, to be paid in cash on May 15, 2006.

After having virtually doubled between 2001 (0.92 euros) and 2004 (1.80 euros), with this resolution the dividend would once again, for the 2005 financial year, increase by more than 33%. Considering the number of shares in circulation, this distribution corresponds to a total amount of 683.8 million euros.

This proposal conforms to Renault's dividend policy, which aims to promote the value of Renault shares and holders' appreciation of them.

In the context of the announcement of *Renault Commitment 2009*, the Chief Executive Officer, Mr. Carlos Ghosn, stated that Renault's Board of Directors would be asked to submit to the General Meeting of shareholders, each year, a resolution giving a strong and linear increase in the dividend, aiming at 4.50 euros in 2009, i.e. a multiplication of 2.5 between the payments made in 2005 and 2009.

Regulated agreements

In the context of the day-to-day operation of a company, and especially where the company is the essential element in a group of companies, agreements may arise directly or indirectly between it and another company having the same senior executives or directors, or between the company and its senior executives or directors, or between it and a shareholder holding more than 10% of its share capital. These "regulated agreements" or "regulated conventions" must be authorized in advance by the Board of Directors.

The **fourth resolution** therefore proposes that the General Meeting approve, following the reading of the special report of the Statutory Auditors in accordance with Article L. 225-38 of the Commercial Code, the sole regulated agreement which was entered into in 2005.

The purpose of this agreement is to authorize the signature of the Restated Alliance Master Agreement and the amended Articles of Association of Renault-Nissan b.v. in order to reflect the new governance arising from the dissociation of the office of Chairman of the Board of Directors from that of Chief Executive.

Insofar as Mr. Ghosn and Mr. Schweitzer are the common directors and officers of several of the entities which are party to this agreement, the signature of these documents was submitted to the Board of Directors for its prior approval at its meeting of April 29, 2005, with Mr. Ghosn and Mr. Schweitzer not taking part in the vote.

Renewal of the terms of Office of four Directors

The fifth, sixth, seventh and eighth resolutions ask you to renew the appointments of Mr. Carlos Ghosn, Mr. Marc Ladreit de Lacharrière, Mr. Jean-Claude Paye and Mr. Franck Riboud as directors. Their terms of office will thus be renewed for a period of four years and will come to an end at the close of the General Meeting which is to vote on the accounts of the financial year ending on December 31, 2009.

Additional information about the positions held by the Directors is presented on page 19 of this document and taken up in Chapter 5 of the 2005 Registration Document which has been filed with the AMF and put on line on the renault.com website in the Finance section.

- Mr. Carlos Ghosn, 52 years old, is Chief Executive Officer of Renault and President and CEO of Nissan;
- Mr. Marc Ladreit de Lacharrière, 65 years old, is Chairman and Chief Executive Officer of the company FIMALAC and a Member of Renault's Remunerations Committee and its Appointments and Governance Committee;
- Mr. Jean-Claude Paye, 71 years old, is an Attorney (legal advisor with the law firm Gide Loyrette Nouel) and Member of Renault's Accounts and Audit Committee and its International Strategy Committee;
- Mr. Franck Riboud, 50 years old, is Chairman and Chief Executive Officer - Chairman of the Executive Committee of the Danone Group, and Chairman of Renault's Remunerations Committee.

On the basis of the criteria adopted to assist the Board in assessing the independence of its members, the Board of Directors at its meeting of February 28, 2006, considered Mr. Ladreit de Lachariere, Mr. Paye and Mr. Riboud to be independent directors. The consequence is that if the renewal of these three directors is approved by the General Meeting on May 4, 2006, Renault's Board of Directors will comprise eight independent directors.

Appointment of a new Director

The **ninth resolution** concerns the appointment of Mr. Hiroto Saikawa as director.

Mr. Hiroto Saikawa will be appointed for a period of four years, meaning until the General Meeting which is to vote on the accounts of the financial year ending on 31 December 2009.

Mr. Hiroto Saikawa, 53 years old, EVP Purchasing, will be one of the two representatives of Nissan on Renault's Board of Directors, in the place of Mr. Carlos Ghosn who sits on the Board of Renault in his personal capacity.

Release of a Director from liability arising in the performance of his duties

In the **tenth resolution**, you are asked to grant full and final release of liability arising in the performance of management tasks by Mr. François Pinault whose term of office came to an end during the financial year ended 31 December 2005.

Statutory Auditors' report on redeemable shares

The eleventh resolution proposes that the General Meeting take formal note of the Statutory Auditors' report on elements used to determine the variable part of the remuneration of redeemable shares. This is tied to the development of Renault's consolidated turnover in 2005 as determined by constant methods with reference to a constant structure. The coupon which will be paid to bearers of Renault redeemable shares on October 24, 2006 shall amount to 20.85 euros, with 10.29 euros representing the fixed part and 10.56 euros representing the variable part.

Authorization for the Board to purchase the company's own shares

Over 2005, your Company did not acquire any of its own shares pursuant to the authorization granted by the General Meeting of April 29, 2005. At December 31, 2005 there were 9,539,964 shares held in portfolio, corresponding to 3.35% of the share capital. The Company's holdings of its own shares provide no entitlement to dividends or voting rights.

In the **twelfth resolution,** we propose that you authorize the Board of Directors to put a program into place for the acquisition of the company's own shares under those conditions and for those purposes laid down by law. This authorization is given for a maximum period of eighteen months as of this General Meeting, and will substitute itself for the authorization given at the last General Meeting. This resolution is very similar to the one adopted last year. However, considering the market price attained by Renault's shares (the highest historical level in 2005: 82.45 euros), this resolution has been revised in order to increase the maximum purchase at 100 euros per share (compared to 85 euros last year).

The maximum number of shares which may be acquired is limited to 10% of the share capital and the maximum amount of funds that may be invested in its own shares is 2,849.4 million euros.

A document entitled "Program description", setting out the terms for the buyback of shares, will be available for consultation on the renault.com website, in the Finance section.

An overview of these operations will be presented in the special report to be presented to the General Meeting called to vote on the accounts of the 2006 financial year.

Next, six resolutions are within the powers of the Extraordinary General Meeting :

Authorization to reduce the share capital by canceling shares

In **the thirteenth resolution**, it is proposed that the General Meeting authorize the Board, for a period of eighteen months, to reduce the registered capital by canceling shares acquired in the program for purchase of the company's own shares. The terms for these acquisitions are those defined in the twelfth resolution.

Canceling shares causes a change in the amount of the registered capital, and consequently a change in the terms of the Articles of Association, which can only be authorized by the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate such powers to the Board.

Attribution of stock options and gratuitous shares

The next two resolutions are intended to allow Renault to attract and encourage the loyalty of staff, by granting them access to the share capital within a limit of 3.73% over 38 months. Your Company makes not only the attribution but also the exercise of stock options, as well as the acquisition of gratuitous shares, conditional upon meeting individual and collective performance criteria under the *Renault Commitment 2009* medium-term plan. The commitments made in the framework of this plan are described in chapter 3 of this document.

These resolutions follow on from the resolution of the General Meeting of April 29, 2003, about to expire, which authorized a total amount of share purchase or subscription options representing a maximum of 2% of the registered capital over 38 months. The exercise of these share purchase options was not at that time governed by performance criteria.

The **fourteenth and fifteenth resolutions** propose to dividing this possibility into two methods of attribution:

- options for the subscription to or purchase of actions, in a number representing a maximum of 3.2% of the shares making up the registered capital of the Company on the date of this General Meeting;
- gratuitous shares, in a number representing a maximum of 0.53% of the shares making up the registered capital of the Company on the date of this General Meeting.

The gratuitous allotment of shares, as provided for in the **fifteenth resolution**, shall only become definitive at the end of a four-year acquisition period as of the decision by the Board of Directors to allot the shares, as defined in Article L 225-197-1 of the Commercial Code, subject to compliance with the conditions for the allotment of shares. It should be noted that once the shares have been definitively allotted, the persons to whom they are allotted will only be able to sell them after conserving the shares for a period of two years.

The gratuitously allotted shares may either be existing shares, or new shares issued by way of a capital increase.

It should be noted that, in accordance with the law, the **fourteenth resolution** confirms the authorization granted by the General Meeting on April 29, 2005 (eighteenth resolution) for capital increases by the issue of shares reserved to employees, which has not been used to date. This authorization will remain in force under those conditions laid down in aforementioned resolution.

Amendment of the articles of association

The sixteenth resolution proposes causing the Articles of Association to evolve in order to allow meetings of the Board of Directors to be held using means of telecommunication which guarantee the effective participation of the directors.

The **seventeenth and eighteenth resolutions** are intended to amend the Articles of Association in order to provide your Company with tools affording it a better reactivity faced with market practices and broadening the delegations of powers that the General Meeting can give, in terms of both their aims and their beneficiaries.

Indeed, your Company intends to make use of the possibility provided by the Ordinance of June 24, 2004, to adapt certain specific terms governing capital increases to market practices.

The **seventeenth resolution** proposes including, in Article 6 of the Articles of Association concerning capital increases, the possibility of making delegations of decision-making powers which correspond better to current market practice. The Articles of Association currently only refer to delegations of implementing powers.

The **eighteenth resolution** proposes deleting Article 19 from the Articles of Association as currently drafted, so that the Chief Executive Officer will henceforth be responsible for issues of bonds on a delegation of decision-making powers from the Board of Directors which, by virtue of the law, has authority in principle in this area.

The Board finally proposes the adoption of a resolution by the Ordinary General Meeting:

Formalities

The nineteenth resolution allows the required publication formalities to be undertaken after the General Meeting.

9.2 Draft of resolutions

As Ordinary General Meeting:

First resolution
(Approval of the consolidated accounts)

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended on December 31, 2005, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L. 233-16 et seq. of the Commercial Code, showing net profits of 3,453,222,000 euros.

Second resolution
(Approval of the annual company accounts)

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended December 31, 2005, hereby approves, as they have been presented, the accounts for this financial year showing profits of 581,254,313.75 euros. It also approves the operations evidenced by these accounts or summarized in these reports.

Third resolution (Appropriation of the results) ✦

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	581,254,313.75
Allocation to the statutory reserves	-
Remainder	581,254,313. 75
Previous carry forward	6,123,488,222.94
Distributable profits for the financial year	6,704,742,536.69
Dividends	683,849,083.20
New carry forward	6,020,893,453.49

A net dividend of 2.40 euros will therefore be distributed to each of the shares in the Company entitled to dividends, provided entitlement where the beneficiaries are natural persons domiciliated in France:

- On one hand, to 40% tax reduction, (in accordance with Article 158-3-2° of the *Code général des impôts* [General Tax Code] in its new drafting);
- On the other hand, to a fixed tax reduction from an amount of 1,525 euros, for single, divorced, widower and married persons which are separately tax liable and 3,050 euros for individuals jointly tax liable, married or linked by a "*pacs*" (in accordance with the new provisions of article 158-3-5° of the *Code général des impôts* [General Tax Code]).

The dividend shall be payable on May 15, 2006.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting acknowledges that, over the last three financial years, the following dividends have been paid out.

Financial year	Dividend per share	Tax credit per share	Global income per share
2002	1.15	either 0.58 or 0.17	either 1.73 or 1.32
2003	1.40	either 0.70 or 0.21	either 2.10 or 1.61
2004	1.80	no tax credit	1.80

Fourth resolution (Regulated agreements referred to in Article L. 225-38 of the Commercial Code)

The General Meeting, after having heard the reading of the report of the Statutory Auditors on agreements referred to in Article L. 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves each of these agreements referred to therein.

Fifth resolution
(Renewal of the term of office of a director)

The General Meeting hereby renews the term of office of Mr. Carlos Ghosn as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2009.

Sixth resolution
(Renewal of the term of office of a director)

The General Meeting hereby renews the term of office of Mr. Ladreit de Lacharrière as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2009.

Seventh resolution

(Renewal of the term of office of a director)

The General Meeting hereby renews the term of office of Mr. Jean-Claude Paye as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2009.

Eighth resolution

(Renewal of the term of office of a director)

The General Meeting hereby renews the term of office of Mr. Franck Riboud as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2009.

Ninth resolution

(Appointment of a new director)

The General Meeting hereby appoints Mr. Hiroto Saikawa as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2009.

Tenth resolution

(Release of a director from liability as may have arisen in the performance of his duties)

The General Meeting hereby grants full and final release of Mr. François Pinault, whose term of office has ended during the financial year ending December 31, 2005.

Eleventh resolution (Report of the Statutory Auditors on elements used for the determination of the remuneration of redeemable shares)

The General Meeting takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of redeemable shares.

Twelfth resolution (Authorization granted to the Board of Directors to deal in the Company's own shares on the stock market)

The General Meeting, having examined the report from the Board of Directors, authorizes the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorization is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- use all or part of the shares acquired in order to transfer them to the employees and directors of the Company and of its group, under those terms and conditions laid by law (including particularly the free allotment of shares);
- deliver its shares for the exercise of rights attached to securities which provide entitlement, either by conversion, exercise, redemption or exchange, to the attribution of shares in the Company, in the framework of stock market regulations;
- animate and maintain the secondary market or the liquidity of Renault's shares through an Investment Services Provider via a liquidity agreement in accordance with the good trade practices charted recognized by the *Autorité des marchés financiers* [French financial markets authority];
- use all or part of the shares acquired for conservation and later delivery as exchange or as payment in the context of external growth operations;
- cancel them, subject to the adoption of the thirteenth resolution by the Mixed General Meeting;
- use any practice that could be authorized by the "*Autorité des marchés financiers*", and in general exercise any allowed transaction.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares, and through the use of financial derivatives, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means, in compliance with regulations in force.

The General Meeting fixes the maximum purchase price at 100 euros per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand, considering that this limit is applicable to the amount of the registered capital which, if necessary, will be revised, in order to consider the transactions affecting the capital which could take place after this General Meeting. The total amount that the company may dedicate for the acquisition of its own shares may not exceed 2,849,371,180 euros.

The number of shares acquired by the Company in view of its conservation or exchange in the frame of an operation of merger, scission or of contribution must not exceed 5% of it capital.

In the event of a capital increase by incorporation of reserves, by a free allotment of shares, an increase of share nominal value or in the event of either a division or consolidation of shares or any other transaction related to shareholders equity, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

The General Meeting notes that the shareholders shall be informed, at the next Annual General Meeting, of the precise allotment of acquired shares to the various pursued aims for all acquisitions of the company's own shares.

The General Meeting decides that this authorization may also be used during a period of public purchase and/or exchange offer, as well as for a share price guarantee procedure, in compliance with regulations in force.

This authorization is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however

exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, in order to make all stock market orders, conclude any and all agreements, draw up all documents including notably for information purposes, proceed with all formalities and declarations with respect to all bodies and, in general, do all that is necessary.

As Extraordinary General Meeting:

Thirteenth resolution
(Authorization for the cancellation of the company's shares acquired by the company's itself)

The General Meeting, having examined the report from the Board of Directors and the special report of the Statutory Auditors, authorizes the Board of Directors, pursuant to Article L. 225-209 of the Commercial Code, with the possibility to sub-delegate such authorization:

- to cancel, on one or more occasions, any shares acquired through the implementation of the authorization granted in the twelfth resolution submitted to this General Meeting, or any resolution which may be substituted for the same, up to a limit, within any period of twenty-four months, of 10% of the total number of shares making up the registered capital at the time of such operation, and, correlatively, to reduce the registered capital by applying the amount of the difference between the redemption value of the shares and their par value against any issue premium item or reserve item in the accounts;
- to amend the Articles of Association as a consequence and fulfill all necessary formalities.

This authorization has been granted for a period, which shall end at the next Annual General Meeting called to approve the accounts, without however exceeding a maximum duration of eighteen months.

Fourteenth resolution (Authorization to assign the stock option plans for subscription or purchase of shares to some employees)

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby authorizes the Board of Directors, pursuant to Article L. 225-177 of the Commercial Code, to grant, on one or more occasions, in favor of certain employees in the Company and its Groupe which are bound to it under those conditions referred to in Article L. 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the Company issued by way of a capital increase, or the purchase of shares in the Company as acquired by the company itself under statutory and regulatory conditions.

The General Meeting, in addition, hereby authorizes the Board of Directors, pursuant to Article L. 225-185 of the Commercial Code, to grant said options to the Chief Executive Officer, and to the Deputy Chief Executives.

The Board of Directors shall have a period not exceeding thirty-eight months as of the date of this General Meeting, in order to use this authorization on one or more occasions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 3.2% of the amount of the shares making up the registered capital on the date hereof.

Moreover, the General Meeting hereby takes note that, pursuant to Article L. 225-178 of the Commercial Code, this authorization includes, for the beneficiaries of options for subscription, the express waiver by the shareholders of their preferential subscription right for shares issued progressively with the exercise of options.

As of the date of attribution of stock options by the Board of Directors, the beneficiaries of these options shall have a minimum period of four years and a maximum of eight years to exercise this option. After this period is expired, the stock option shall lapse definitively.

The following may not benefit from stock options: company officers and members of staff of the Company and of Groups which are connected under those conditions referred to in Article L. 225-180 of the Commercial Code, who hold more than 10% of the registered capital of the Company.

The price to be paid on exercise of a subscription option by the beneficiaries shall be determined on the date on which the stock options are granted by the Board of Directors. The share subscription price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted, and not less than 80% of the average (market price) of the last twenty stock market sessions preceding date on which the option is granted.

No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

The price to be paid on exercise of a purchase option by the beneficiaries shall be determined on the day on which options are granted by the Board of Directors. The share purchase price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted, and not less than 80% of the average purchase price of shares previously acquired by the company itself pursuant to Articles L. 225-208 and L. 225-209 of the Commercial Code. No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

No option may be granted:

- within a period of ten stock market sessions preceding and following the date on which the consolidated accounts, or in their absence the company accounts, were made public;
- during the period between the date on which the corporate decision-making bodies became aware of information which, if it were made public, could have a significant effect on the market price of the

Company's shares, and the date which follows ten stock market sessions after the date on which said information was made public.

The General Meeting expressly submit the attribution and/or the exercise of options for subscription or purchase of shares to the achievement of individual and common performance criteria in execution of the mid-term plan of the Company.

In the event of departure from the Company, and in the absence of a decision to the contrary, the employee will lose the benefit of options of purchase or subscription attributed to him or her, which have not been exercised.

The Board of Directors is hereby granted all powers within the above limits in order to determine all of the terms and conditions of the operation, including in particular:

- to fix the date of opening and exercising of options;
- to adopt the list of beneficiaries;
- to appreciate the achievement of the performance criteria fixed by the General Meeting, under which the options will be granted, and to add, whether necessary, all conditions or criteria, which it might consider suitable, to fix the amount of shares concerned by them;
- to decide on the conditions under which the price or number of shares may be adjusted in order to take account of financial operations undertaken by the Company and, where necessary, the conditions under which the exercise of options may be suspended;
- to draw up the regulations for the stock option plan or the notice which shall fix the purchase price and terms under which the beneficiaries of these options may exercise their rights;
- to proceed with all acts and formalities in order to make the corresponding capital increase(s) arising under the authorization provided in this resolution definitive, and to make the correlative amendments to the Articles of Association;
- on its simple decision, if it thinks fit, to apply the expenses of the capital increases against the amount of issue premiums pertaining to these capital increases and to deduct the necessary sums from this amount in order to increase the statutory reserve to one tenth of the new registered capital after each capital increase;
- and, generally, to do all that is necessary.

The Board of Directors shall inform the Annual General Meeting each year as to operations undertaken under this resolution.

Whether is necessary and in order to satisfy the provisions of article L. 225-129-6 of the Commercial Code, the General Meeting herein confirm that the delegation given to the Board of Directors to increase the registered capital by the issue of shares reserved to employees, in accordance to article L. 443-5 of the Employees Code by the eighteenth resolution adopted by the General Meeting of April 29, 2005 which have not been exercised, keep in force in accordance to the conditions provided in the said eighteenth resolution.

Fifteenth resolution (Authorization for the free allotment of existing or new shares to employees or to certain categories of employees of the company and its Group)

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby delegates the necessary powers to the Board of Directors pursuant to article L. 225-197-1 of the Commercial Code, in order to proceed in favour of the employees of the Company and its Group, or to certain categories of them, to the free allotment of existing shares, under the conditions provided in article L. 225-197-2 of the Commercial Code.

The General Meeting also authorize the Board of Directors in accordance to article 225-197-1 II to consent the said shares to the Chairman, to the Deputy Chief Executives under the same conditions applicable to the other employees.

The Board of Directors shall have a period not exceeding thirty-eight months as of the date of this General Meeting, in order to use this authorization on one or more occasions.

The total number of shares, which may be freely granted, shall not be greater than 0,53% of the amount of the shares making up the registered capital on the date hereof.

The General Meeting expressly submit the definitive allotment of free shares to the achievement of individual and common performance criteria in execution of mid-term plan of the Company.

The allotment of shares to its beneficiaries will become definitive after a minimum period of acquisition of four years.

Rights arising from the free allotment of shares will not be transferable until the end of the acquisition period.

As of the date of allotment of shares by the Board of Directors, the beneficiaries of these shares will have the obligation to hold the shares for a period of two years.

The following may not benefit from the free allotment of shares: company officers and members of staff of the Company and its Group, which are connected under those conditions, referred to in Article L. 225-197-2 of the Commercial Code, who individually holds more than 10% of the registered capital of the Company. This free allotment of shares shall not result in individual employees and executives holding more than 10% of the share capital

Moreover, the General Meeting hereby takes note that this authorization includes, for the beneficiaries of the free allotment of shares, the express waiver by the shareholders of their preferential subscription right for shares issued progressively with the exercise of options.

In the event of departure from the company, and in the absence of a decision to the contrary, the employee will lose the benefit of the shares attributed to him or her and that he or her have not transferred.

The Board of Directors is hereby granted all powers within the above limits in order to determine all of the terms and conditions of the operation, including in particular:

- to proceed to the free allotment of shares;
- to adopt the list of beneficiaries, the number of ordinary shares to be allotted to each one, the way of allotment of ordinary shares, and in particular the allotment period and the holding period of ordinary shares;
- to appreciate the achievement of the performance criteria fixed by the General Meeting, under which the shares will be allotted, and to add, whether necessary, all conditions or criteria, which it might consider suitable, to fix the amount of shares concerned by them;
- to proceed, pursuant to the terms that it will determinate, during the period of assignation of the allocated shares, to do any adjustment in order to take into account the impact that this transactions may have over the registered capital, and particularly to decide the conditions under which the number of ordinary shares will be allocated;
- to proceed with all acts and formalities in order to make the corresponding capital increases(s) arising under the authorization provided in this resolution definitive and to make the correlative amendments to the articles of Association;
- on its simple decision, if it thinks fit, to apply the expenses of the capital increases against the amount of issue premiums pertaining to these capital increases and to deduct the necessary sums from this amount in order to increase the statutory reserve to one tenth of the new registered capital after each capital increase;
- and, generally, to do all that is necessary.

The Board of Directors shall inform the Annual General Meeting each year as to operations undertaken under this resolution.

Sixteenth resolution
(Amendment of article 12 of the Articles of Association)

The Extraordinary General Meeting, after having examined the report from the Board of Directors decides, pursuant to Act n° 2005-842 of July 26, 2005, to include in article 12 of the Articles of Association related to meetings and deliberations of the Board of Directors, the authorization to hold Board of Directors meetings via telecommunication means ensuring the effective attendance of the directors.

Seventeenth resolution (Amendment of article 6 of the Articles of Association and addition of article 7 to the Articles of Association)

The Extraordinary General Meeting, after having examined the report from the Board of Directors, hereby decides:

- to delete the last paragraph of article 6 of the Articles of Association;
- to add an article 7 to the Articles of Association in order to precise the practices related to the capital increase in accordance to the provisions of the *Ordonnance* n° 2004-604 of June 24, 2004 and to make the correlative amendments to the Articles of Association.

Eighteenth resolution
(Amendments of articles 19 and 30 of the Articles of Association)

The Extraordinary General Meeting, after having examined the report from the Board of Directors decides to:

- delete article 19 of the Articles of Association pursuant to the provisions of the *Ordonnance* n° 2004-604 of June 24, 2004 and to amend where necessary the number of subsequent articles;
- delete correlatively the last paragraph of article 30 of the Article of Association.

As Ordinary General Meeting:

Nineteenth resolution (Powers for formalities)

The General Meeting confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

10 Additional information

10.1 Information concerning FY 2003 and 2004

Pursuant to Article 28 of Commission Regulation (EC) 809/2004, the following historical data is incorporated by reference in the present Registration Document:

10.1.1 FY 2004

The 2004 Registration Document was filed with the *Autorité des Marchés Financiers* on March 10, 2005 under No. 05-0199 (French version).

The consolidated financial statements are outlined on pages 223 to 271 of Chapter 4 and the corresponding audit report is on pages 320 and 321 of Chapter 8.

Financial information is on pages 126 to 131 of Chapter 3.

The Statutory Auditors' report is on page 320 of Chapter 8.

Data not incorporated in this document is either not appropriate for investors or covered in another chapter of the Registration Document.

10.1.2 FY 2003

The 2003 Registration Document was filed with the *Autorité des Marchés Financiers* on March 11, 2004 under No. D.04-243 (French version).

The consolidated financial statements are outlined on pages 156 to 207 of Chapter 4 and the corresponding audit report is on pages 154 and 155 of Chapter 4.

Financial information is on pages 105 to 111 of Chapter 3.

The Statutory Auditors' report is on page 244 of Chapter 8.

Data not incorporated in this document is either not appropriate for investors or covered in another chapter of the Registration Document.

10.2 Internal regulations of the Board of Directors

Adopted by the Board during its meeting of September 10, 1996 and amended during its meetings of June 8, 2000, October 23, 2001, July 25, 2002, December 17, 2002 and February 22, 2005.

10.2.1 Internal regulations of the Board of Directors

10.2.1.1. The Board of Directors

Renault's Board of Directors, a collegiate body, collectively represents all of the shareholders. It is obliged to act in all circumstances in the company interest. It is accountable for these tasks before the General Meeting of Shareholders.

The Board of Directors elects its Chairman, who takes the title of Chairman of the Board of Directors.

The Board of Directors appoints the Chief Executive Officer who takes the title of President and Chief Executive Officer, and determines, on the proposal of the latter, Renault's strategy; it supervises the management of the company and ensures the quality of information provided to the Shareholders, and to markets, through the accounts or at the time of very

substantial operations. It makes public its opinion as to the conditions of operations concerning the company's shares whenever the nature of such operations so requires.

The Board of Directors discusses the strategic orientations of the enterprise, including with respect to the Alliance, as proposed by the President and Chief Executive Officer; it examines, once per year, the possible changes with respect to these orientations. It votes, in advance, on any important decision which is not in line with the strategy of the enterprise.

The Board of Directors discusses and determines, on the report of the President and Chief Executive Officer, the decisions which the single member of Renault s.a.s. may be led to make, as well as those that may be called upon by the Restated Master Alliance Agreement.

It examines Renault's medium-term plan, operating budget and investment budget once per year.

At each of its meetings, it shall be informed of developments in the results of the enterprise with reference to the income statement, the balance sheet and cash flow, and twice per year with reference to its off-balance sheet commitments.

It shall be alerted by the President and Chief Executive Officer, promptly, as to any external event or internal development which has a major impact on the prospects of the enterprise or the forecasts which have been presented to the Board of Directors.

Renault's Board of Directors proceeds whenever necessary with an examination of its make-up, and of its organization and its working once per year, and informs the shareholders of the positions or arrangements that it adopts in this respect.

Meetings of the Board of Directors may proceed using any technical means, provided that such means guarantee the effective participation of the Directors. Directors who participate in meetings of the Board using such means shall therefore be deemed present for the calculation of quorum and majority, except for proceedings concerning the drafting of the company accounts or consolidated accounts, and proceedings concerning the appointment or removal from office of the Chairman of the Board of Directors, the President and Chief Executive Officer or the deputy chief executives, for which the physical presence of the Directors is required.

10.2.1.2 The Chairman of the Board of Directors

The Chairman of the Board of Directors organizes and directs the work of the Board, and reports on this to the General Meeting. He ensures the proper working of the company's decision-making bodies and, especially, the Board's committees. In particular, he ensures that the Directors are in a position to be able to fulfill their tasks, notably within the committees to which they contribute.

He ensures that principles of corporate governance are set out and implemented to the highest level.

The Chairman of the Board of Directors is the only person who may act and express himself in the name of said body.

In agreement with the President and Chief Executive Officer, he may represent the Group in its high-level relations, notably with public authorities, at the national and international level.

He ensures that the Board dedicates the necessary time to questions concerning the future of the Group and especially its strategy, notably with respect to the Alliance.

The Chairman of the Board of Directors shall be kept regularly informed by the President and Chief Executive Officer and the other members of Senior Management of significant events and situations concerning the life of the Group; he shall receive all information as may be useful and necessary to lead the work of the Board and Committees, and that which is required for drawing up the internal control report.

The Chairman of the Board of Directors may hear the Statutory Auditors.

The Chairman of the Board of Directors may attend, in a consultative capacity, meetings of the Board's committees which he is not a member of and may consult them on any question falling within their powers.

10.2.1.3 The President and Chief Executive Officer

The President and Chief Executive Officer is vested with the broadest powers to act in all circumstances in the name of the company.

The President and Chief Executive Officer and the persons he appoints for this purpose are the only ones who may act and express themselves in the name of the company.

He has authority over all employees of the Group.

He proposes, to the Board of Directors, the strategic orientations of the enterprise including those relating to the Alliance and the decisions which the single member of Renault s.a.s. may be led to make. He informs the Board of measures taken in the application of the Restated Master Alliance Agreement, and reports to it on the decisions that the Board may be led to take in the application of the Restated Master Alliance Agreement.

The President and Chief Executive Officer may consult the Board's committees on any question falling within their powers; he shall be heard by each Committee whenever it so requests.

10.2.1.4 The Board's Committees

In order to favor the performance of its tasks and the attainment of the objectives it sets itself, Renault's Board of Directors has four study committees:

- an Accounts and Audit Committee;
- a Remuneration Committee;
- an Appointments and Governance Committee;
- an International Strategy Committee.

The Chairmen of the various committees report on the work and opinions of the Committees which they chair at meetings of the Board of Directors.

COMPOSITION, TASKS AND METHOD OF WORKING OF THE ACCOUNTS AND AUDIT COMMITTEE

Composition

The Accounts and Audit Committee is made up of Directors chosen by the Board of Directors. It shall contain a majority of independent Directors. The Chairman of the Board of Directors and the President and Chief Executive Officer cannot be members of this committee.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Accounts and Audit Committee.

The Chairman of the Committee is chosen by the Board of Directors.

Tasks and powers

The tasks of the Accounts and Audit Committee are, notably at the time of drafting the company or consolidated accounts drawn up on both a half-yearly and annual basis (hereinafter referred to as the "Accounts"), and on the preparation of any decision which is submitted to the vote of the Board of Directors in this respect:

- to analyze the Accounts as prepared by the Company's Departments and Divisions. The examination of the accounts by the Committee must be accompanied by a memorandum from the Statutory Auditors underlining the essential points in the results, the accounting choices made, and a memorandum from the CFO describing risk exposure, and the off-balance-sheet commitments of the enterprise. With respect to internal audit and risk control, the Committee must examine the significant off-balance-sheet commitments and risks, hear the head of internal audit, give its opinion on the organization of this department and be informed of its work program. It must be an addressee of the detailed internal audit reports or a periodical summary of these reports in order to allow the detection of significant risks;
- to ensure that the methods adopted for the drafting of the Accounts comply with applicable standards, and to analyze the changes made to these methods, where applicable;
- to examine with the Statutory Auditors the nature, extent and results of their inspection of the Accounts; to raise with them in particular any remarks which they may wish to make on the Accounts at the end of their review work;
- to give its opinion on the appointment or renewal of the Statutory Auditors and on the quality of their work.
  The Committee is thus called upon to prepare the selection of external auditors, putting forward the one making the best offer. In a general manner, it ensures compliance with rules guaranteeing the independence of the Statutory Auditors;
- to verify the relevance of the internal control methods;
- to examine the extent of group consolidation, and the reasons why certain companies, as the case may be, are not included within the consolidated scope of the Group;
- to make any recommendations to the Board in the fields described above.

It may be consulted by the Chairman of the Board of Directors or the President and Chief Executive Officer on any question falling within the scope of its tasks.

Method of working

The Committee meets each time it considers it necessary and in any event prior to meetings of the Board, where the Board's agenda includes the closing of or examination of the Accounts or any decision concerning the Accounts.

For the fulfillment of its tasks, the Committee shall have the possibility of meeting the Statutory Auditors, while excluding the presence of the company executives, the internal control audit and persons involved in the drafting of the Accounts, and may request that they produce any document or information necessary for the fulfillment of their tasks.

Its secretariat is provided by the secretariat of the Board of Directors.

COMPOSITION, TASKS AND METHOD OF WORKING OF THE REMUNERATION COMMITTEE

Composition

The Remuneration Committee is made up of Directors chosen by the Board, the majority of whom shall be independent. The Chairman of the Board of Directors and the President and Chief Executive Officer cannot be members of this committee.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Remuneration Committee.

The Chairman of the Committee is chosen by the Board of Directors.

Tasks and powers

It has the following tasks:

- to propose to the Board the amount of the variable part of remuneration for corporate officers and the rules for fixing this variable part, ensuring the coherency of these rules with the annual assessment of the performance of the interested parties as well as with the enterprise's medium-term strategy, and supervising the annual application of these rules;
- to make any recommendation to the Board concerning the remuneration, perks and pension of the Chairman of the Board of Directors, the President and Chief Executive Officer and any other senior executive or corporate officer,
- to assess all of the remuneration and perks received by the senior executives and by members of the executive committee, including, as the case may be, from other companies in the Group,
- to examine the general policy for the attribution of options and comparable perks and make proposals to the Board of Directors both in matters of policy and with respect to the attribution of stock options and comparable perks.

It may be consulted by the Chairman of the Board of Directors or the President and Chief Executive Officer on any question falling within the scope of its tasks.

It may also be consulted by the President and Chief Executive Officer on any question connected to the fixing of the remuneration of members of the Group Executive Committee.

Method of working

The Remuneration Committee meets at least once per year and, in any event, prior to meetings of the Board where the Board's agenda includes questions falling within the scope of its tasks. Whenever necessary, it may have external bodies proceed with such research and surveys as it thinks fit, at the expense of the enterprise.

Its secretariat is provided by the secretariat of the Board of Directors.

COMPOSITION, TASKS AND METHOD OF WORKING OF THE APPOINTMENTS AND GOVERNANCE COMMITTEE

Composition

The Appointments and Governance Committee is chaired by the Chairman of the Board of Directors and comprises two independent Board members chosen by the Board.

It shall not include any Director or permanent representative of a Director who holds office within a company in which a Director or permanent representative of Renault reciprocally sits on the Appointments and Governance Committee.

Tasks and powers

It has the following tasks:

- to make all proposals to the Board concerning the appointment of the Chairman of the Board of Directors, the President and Chief Executive Officer and the corporate officers, in conformity with procedure, as it has determined in advance, intended in particular to select the Directors, and to proceed with studies concerning potential candidates;
- to assess whether it is opportune to renew expiring terms of office, while taking account in particular of the changes and developments in the Company's shareholders and the necessity of maintaining a suitable proportion of independent Directors;
- to be in a position to provide the Board with proposed solutions for succession in the event of an unforeseeable vacancy;
- to make all proposals concerning the chairmanship and concerning the composition and tasks of the various Board committees;
- to follow up on questions of corporate governance;
- to draft, each year, an overview of the working of the Board, and where necessary to propose changes.

It may be consulted by the President and Chief Executive Officer on any question falling within the scope of its tasks.

Method of working

The Appointments and Governance Committee meets at least once per year and, in any event, prior to meetings of the Board where the Board's agenda includes questions falling within the scope of its tasks. Whenever necessary, it may have external bodies proceed with such research and surveys as it thinks fit, at the expense of the enterprise.

Its secretariat is provided by the secretariat of the Board of Directors.

COMPOSITION, TASKS AND METHOD OF WORKING OF THE INTERNATIONAL STRATEGY COMMITTEE

Composition

The International Strategy Committee is made up of Directors chosen by the Board of Directors.

The Chairman of the Committee is chosen by the Board of Directors.

Tasks and powers

Its work concerns the activity of the company outside wider Europe.

It has the following tasks:

- to study strategic orientation proposed by the President and Chief Executive Officer concerning the international development of the company and the Alliance;
- to analyze and examine the company's international projects for the Board, and to issue an opinion on these projects;
- to proceed with the follow-up of the company's international projects and to draft reports on the request of the Board.

It may be consulted by the Chairman of the Board of Directors or by the President and Chief Executive Officer on any question falling within the scope of its tasks.

Method of working

This Committee meets at least twice each year and each time it considers it necessary, and prior to meetings of the Board where the Board's agenda includes the examination of international projects.

For the fulfillment of its tasks, the Committee may meet the concerned Departments and Divisions of the company and those persons who contribute directly to the drafting of these projects, and request that they produce any document or information necessary for the fulfillment of their tasks.

Its secretariat is provided by the secretariat of the Board of Directors.

10.2.2 The Director's Charter

The Board has laid down the terms of a Director's Charter which specifies a Director's rights and duties.

10.2.2.1 Knowledge of the legal framework governing *sociétés anonymes* [≈ public limited companies] and the Articles of Association of the company

Each Director, at the time that he takes up office, must have informed himself of the general and specific duties attaching to his office. In particular he must have informed himself as to laws and regulations concerning the working of *sociétés anonymes* [≈ public limited companies], Renault's Articles of Association, a copy of which will have been given to him, these internal regulations and any addition or amendment as may later be made thereto.

10.2.2.2 Holding shares in the company

Pursuant to Article 10.2 of the Articles of Association, each Director must be able to prove that he personally holds at least one share, or any greater number of shares that he considers he should hold; this share or these shares must be registered shares.

It is recalled that the law also obliges directors' spouses to ensure that their shares are registered shares or deposit them in a bank or financial establishment which is authorized to receive deposits of shares from the general public, or with a stock market company. Moreover, as the company is obliged to communicate to the AMF all transactions made by the Directors and by persons who are closely connected to them concerning the shares - acquisitions, subscriptions, exchanges, etc.- each Director undertakes to inform the professional ethics advisor within twenty-four hours of undertaking such a transaction.

10.2.2.3 Representing the shareholders

Each Director must act in all circumstances in Renault's company interest, and represents all of the shareholders.

10.2.2.4 Duty of honesty and fairness

Each Director is obliged to inform the Board of any situation or risk of a conflict of interests with Renault or any company in its Group, and must abstain from the vote for the corresponding decision(s).

10.2.2.5 Duty of diligence

Each Director must dedicate the time and attention necessary for the performance of his tasks. He must be assiduous and must attend all meetings of the Board and of the Committees which he is a member of, except in the event of true impossibility.

10.2.2.6 Right to obtain communication and Duty to inform

Each Director has the duty to inform himself. He must request from the Chairman of the Board of Directors, at appropriate times, the information that he considers necessary in order to fulfill his tasks and in order to participate with respect to the points recorded on the agenda for meetings of the Board. In addition, the Board's Secretariat shall remain at the Directors' disposal at all times in order to document this information.

10.2.2.7 Professional secrecy

Each Director must, in addition to the duty of discretion provided for by Article 225-37 of the Commercial Code, consider himself to be bound by professional secrecy for all non-public information which he may become aware of in the context of his tasks as Director.

10.2.2.8 Insider Information

Each Director undertakes, as any senior manager in the Group, to comply with Renault's internal procedure concerning the use and/or communication of insider information concerning Renault and/or Nissan, as well as any applicable legislative or regulatory provisions.

10.2.2.9 Reimbursement of expenses

Each Director is entitled to reimbursement, on presentation of substantiating documents or receipts, of his traveling expenses as well as other expenses which he incurs in the interest of the company.

10.2.3 Procedure concerning the use and/or communication of Insider Information

Furthermore, the Board of Directors has adopted the following provisions as internal procedure applicable to the whole Group, concerning the prevention of the use or communication of insider information.

Since the opening up of Renault's share capital in 1994 and the listing of its shares on the Paris financial market, the company is more than ever exposed to the risk of use and/or communication of insider information. In addition to civil law, administrative law and criminal law sanctions that Renault directors, senior executives, corporate officers and employees face if they are found guilty of committing, aiding and abetting or receiving the benefit of offences in this field, the credit of the company itself with respect to the general public may find itself enduringly affected in the event of proven misconduct.

Therefore, in order to avoid any use and/or communication of information which may turn out to be harmful to the company, this procedure is intended to define:

A. The nature of this information;

B. The conditions for its use and/or communication;

C. The application of these rules to the attribution of stock options.

10.2.3.1 Nature of the Insider Information

Insider Information shall mean any information concerning Renault and/or Nissan, whether favorable or unfavorable, which could have an effect on the stock market price of Renault and/or Nissan shares were it to be made public (hereinafter referred to as *"Insider Information"*). *Insider Information* may concern, but shall not be limited to, the current situation or prospects of Renault and/or Nissan and the companies of their Group, as well as the prospects for the development of Renault and/or Nissan shares.

More generally, any information that has not been released to the market through a communiqué, press release, etc. shall remain non-public. It is only the publication of information through media which broadcast or circulate widely which will confer a public nature on insider information.

10.2.3.2 Use and/or communication of Insider Information

Any and all directors, senior executives, corporate officers and employees of Renault and the companies of its Group who hold *Insider Information* whether permanently or on occasion (hereinafter referred to as an *"Insider"*) must, whatever their degree of responsibility, refrain from undertaking any transaction on the market, whether undertaken directly or through the intermediary of a third party, concerning Renault and/or Nissan shares, until such time as said information is made public

Directors, senior executives, corporate officers or employees of Renault whose position or office makes them liable to permanently hold *Insider Information* must not, as a general rule, undertake any transaction concerning Renault and/or Nissan shares (including shares in *FCPE Actions Renault* ["Renault Shares" in-house investment fund]) during the following periods:

- from January 1 to the announcement of Renault's annual results and Nissan's quarterly results (i.e. approximately the beginning of February);
- from April 1 to the announcement of Nissan's annual results (i.e. approximately mid-May);
- from July 1 until the announcement of Renault's half-yearly results and Nissan's quarterly results (i.e. approximately the end of July);
- from October 1 until the announcement of Nissan's quarterly results (i.e. approximately mid-November).

Furthermore, any and all *Insiders* must not disclose any *Insider Information* within Renault or outside Renault other than in the normal context of their duties, that is to say for purposes or for an activity other than those for which or in respect to which said information is held, and must take all appropriate steps for this purpose.

Generally, *Insiders* must act with the greatest caution, and the fact of holding such information shall necessarily lead them to refrain from proceeding with any transaction concerning Renault and/or Nissan shares even where said transaction was planned prior to becoming aware of the information in question.

10.2.3.3 The application to the attribution of stock options

Without prejudice to the above, the Board of Directors undertakes not to grant stock options:

- within a period of ten stock market business days prior to and following the date on which the consolidated accounts, or in their absence the company accounts, are made public;
- within the period beginning on the date on which the corporate decision-making bodies become aware of information concerning Renault and/or Nissan which could have a significant effect on the stock market price of Renault shares were it to be made public, and the date following ten stock market business days after the date on which said information was made public.

In order to ensure the proper understanding of and compliance with this procedure, the importance of which for the companies does not need to be emphasized, on July 26, 2001 the Board appointed a professional ethics advisor, such position being held for the first time by Mr. Dor, who must be consulted for any question concerning its interpretation and its application.

10.3 Appendices to the environment

10.3.1 Method used for the "Site environmental indicators in 2005" table

10.3.1.1 Scope

The scope concerns the industrial subsidiaries (body assembly, final assembly, powertrain and foundry) and the support sites (product and process design and development, logistics) in which Renault holds a stake of at least 50%. All impacts are attributed to Renault, with the exception of La Française de Mécanique (Douvrin site), a joint Renault/PSA subsidiary, in which Renault holds a 50% stake. Here, 19% of impacts were attributed to Renault in 2005 (compared with 17% in 2004), corresponding to the breakdown of industrial activity at the site. Impacts of suppliers or third parties present on site are not included, with the exception of the sites listed at the bottom of the table.

The data for sites covered by the scope of reporting in year N are consolidated with those of other sites only from year N+1. They are not therefore included in the *Total* line.

The Casablanca site (Morocco) and SNR Pitesti site (Romania) were included in the scope in 2005.

The Medellin site (Colombia) was included in the reporting scope from 2003; its data were consolidated with those of other sites in 2005. The Renault group's reporting standard has been rolled out at the plant, excepting the accounting process for Volatile Organic Compounds, whose value is indicated as "not measured" in 2005.

The ACI Detroit site was excluded from the scope in 2005.

Drinking water production activity at the Pitesti site (Dacia) was excluded from the reporting scope in 2005. The data are mentioned for information only.

The activity of the logistics center at the Pitesti site (Dacia) is indicated separately from the vehicle production site in 2005.

10.3.1.2 Procedures for controlling and consolidating data

Experts from the Environmental Protection and the Prevention of Industrial Risks Department check the coherence of data at each site. These checks include a comparison with data from previous years and an analysis of the impact of events occurring on site during the year.

The environmental data presented in the annual report are also checked by outside entities: Ernst & Young Audit and Deloitte & Associés. Their conclusions are set out in the report provided at the end of the document.

10.3.1.3 Water consumption

Water consumption is expressed in thousands of cubic meters. Measured volumes include water obtained by pumping (underground and surface water) and from the secondary distribution network, as well as recycled water. In 2005 recycled water accounted for 0.68% of total consumption. ✦

10.3.1.4 Emissions to water

The quantity of SS represents the average daily flow of suspended solids discharged, expressed in kg per day.

The quantity of OM represents the average daily flow of organic matter discharged. This quantity, expressed in kg per day, is calculated as follows:

$OM = (COD + 2BOD_5)/3$

The quantity of Metals is the total average daily flow of toxic metals discharged, weighted by a coefficient of toxicity. This quantity, expressed in kg per day, is calculated as follows:

Metals = 5 flows (Ni+Cu) + 10 flows (Pb+As) + 1 flow (Cr+Zn) + 50 flows (Hg+Cd).

The data presented take account only of metal, SS, COD and BOD flows whose measurement is required by law. Where regulations do not require measurements, the reported value is indicated as "not applicable".

Data on pollutant flows are based on measurements made on effluents after treatment in Renault's facilities and prior to discharge outside the site. Discharges from some plants may subsequently be treated in municipal treatment plants (see plant code).

10.3.1.5 Emissions to air

The atmospheric emissions of Volatile Organic Compounds (VOCs) included in data correspond to the emissions produced in the painting of bodywork (body assembly plants). The painting of accessories is not taken into consideration, but may nevertheless account for a significant proportion of VOC emissions.

The atmospheric emissions of SO_2 and NO_x included in data correspond to emissions produced by the burning of fossil fuels at all sites, excluding transport to the site.

In 2004 Renault made an inventory of greenhouse gas (GHG) sources. Following this inventory, Renault modified its reporting protocol to better reflect the total emissions of the Renault group and to comply with the recommendations of the GHG Protocol and the French protocol developed by Entreprises Pour l'Environnement.

Emissions from the following sources were included:

- combustion of fossil fuels transported to the site;
- coolant fill-up of the air conditioning systems fitted in vehicles produced by the plant;
- fuel consumption during testing of engines, gearboxes and vehicle trials on the test track.

These emissions make up more than 95% of the GHG emissions produced by the Renault group.

The following emission sources have been excluded from the scope of reporting, as the corresponding emissions are considered to fall below the threshold of 10,000 teqCO_2/year adopted by the Renault group:

- air conditioning of site premises;
- air conditioning of processes;
- heat treatment of powertrain components;
- solvent incineration;
- tests on vehicles leaving the assembly line (roller bench tests).

It has not yet been possible to correctly assess emissions linked to on-site transport, so these emissions are not therefore included.

Indirect GHG emissions are not included.

Emissions linked to the foundry activity are not reported.

The emission factors used to calculate SO_2, NO_x and GHG emissions comply with the French circular of July 28, 2005 on procedures for verifying annual greenhouse gas emissions budgets by inspecting environmentally-sensitive installations, as well as with the CITEPA network's OMINEA national inventory report, dated March 2005. Only sites using a fuel whose characteristics are completely unrelated to standard factors have used data validated by their energy supplier (Pitesti plant, Dacia).

10.3.1.6 Waste

The waste included in data is waste that leaves the geographical confines of the site.

The inclusion by Renault of construction site waste depends on the contractual clauses drafted in agreement with the company in charge of works.

10.3.1.7 Energy consumption

This metric represents the quantity of gas, heating oil, steam, hot water, and electricity consumed within Renault sites. It is expressed in MWh NCV.

It does not include:

- primary energy supplied to third parties;
- energy consumed by emergency backup generators.

Net calorific value (NCV) factors are used in accordance with a French government order issued on July 28, 2005 for the inspection and measurement of emissions reported through greenhouse gas emission allowance trading schemes.

10.3.2 Site environmental indicators in 2005 ✦

Sites	Water consumption in thousands m³	Emissions to water: Plant	SS in kg/day	OM in kg/day	Toxic metals in kg/day
Production sites					
ACI Curitiba	2.7	U	na	na	na
ACI Le Mans	1,640.8	P	127.28	91.94	2.08
ACI Pitesti[1]	46.2	PB	na	na	na
ACI Villeurbanne	99.0	U	na	na	na
Batilly (SOVAB)	290.9	PU	4.87	20.10	2.05
Bursa[2]	389.6	PBU	67.50	42.50	4.08
Busan (RSM)	583.1	PBU	6.84	18.96	0.54
Cacia	113.7	PB	3.46	7.20	0.04
Choisy-le-Roi	37.2	PU	13.70	40.03	na
Cléon	1,848.0	PU	104.20	818.67	0.46
Complexe Ayrton Senna	291.7	PU	35.23	255.75	4.56
Dieppe	14.5	U	na	na	na
Douai[3]	1,022.0	PB	47.00	86.00	4.69
Douvrin (FM)[4]	281.1	PU	14.48	90.10	0.03
Flins[5]	4,113.5	PB	139.32	122.84	8.89
Fonderie Aluminium – Cordoba	17.7	U	na	na	na
Gennevilliers (ETG)	13.2	PU	na	na	na
Los Andes	27.4	U	na	na	na
Maubeuge (MCA)	400.6	PB	8.24	9.47	2.69
Medellin (Sofasa)	179.4	PU	9.16	58.36	1.15
Moscou (Avtoframos)	93.3	U	3.13	44.47	0.25
Novo Mesto[6]	257.8	PU	129.60	217.13	1.56
Palencia[7]	728.3	PB	10.69	55.41	2.85
Pitesti (Dacia)[8]	2,550.1	PB	354.98	426.62	10.41
Ruitz (STA)	45.4	U	5.41	17.49	0.08
Sandouville[9]	487.9	PB	14.34	28.86	2.68
Santa Isabel Cordoba	261.0	PB	na	13.47	0.05
Seville	109.3	PU	8.64	82.02	0.16
SNR Curitiba	8.2	U	na	na	na
SNR France	166.7	PU	10.02	82.91	0.03
Tandil	78.0	U	na	na	na
Valladolid body plant	186.7	PU	6.95	28.13	1.01
Valladolid body assembly plant	564.0	PU	20.30	110.43	3.67
Valladolid engine plant[10]	247.2	PU	na	na	na
Vilvoorde (RIB)	8.1	U	0.04	0.15	0.03
TOTAL PRODUCTION SITES	**17,204.4**		**1,145.4**	**2,769.0**	**54.0**

na: not applicable.
nm: not measured.
Plant codes:
- *P: physical/chemical.*
- *B: biological.*
- *U: urban.*
- *SS: suspended solids.*
- *OM: organic matter.*
- *COD: chemical oxygen demand.*
- *BOD5: five-day biological oxygen demand.*

Toxic metals: total flow of metals to which a coefficient of toxicity is applied (arsenic 10, cadmium 50, copper 5, mercury 50, nickel 5, lead 10, zinc 1, chrome 1).
GHG: greenhouse gases.
VOC: volatile organic compounds.
OIW: ordinary industrial waste.
HIW: hazardous industrial waste.

Emissions to air				Waste			
VOC in tons	GHG in $teqCO_2$	SO_2 in tons	NO_x in tons	OIW in tons	HIW in tons	Inert in tons	Energy consumption MWh NCV
na	0.0	0.0	0.0	330.0	34.9	0.0	1,269.0
na	41,390.2	184.2	76.2	49,429.2	2,919.9	11,429.0	346,476.6
na	1.102.0	0.0	1.1	7,602.2	96.4	0.0	16,281.8
na	2,327.4	0.0	2.4	5,590.8	525.9	0.0	34,403.5
794.1	35,140.4	0.3	33.3	2,386.0	2,754.8	0.0	238,298.1
1,276.8	25,701.6	0.3	21.2	46,695.2	1,781.4	0.0	178,210.2
784.8	26,044.9	0.2	24.3	20,128.6	1,728.6	4,635.9	205,356.0
na	1,302.0	0.0	1.1	5,275.8	1,275.6	0.0	51,204.5
na	2,403.1	0.0	2.2	5,875.7	314.5	498.0	16,208.6
na	28,219.5	18.7	29.5	31,623.8	8,172.5	0.0	420,819.8
351.9	16,967.6	0.1	15 4	13,080.3	1,711.5	3.2	161,714.7
127.1	5,875.2	0.6	5.0	667.0	598.4	80.0	35,509.8
1,298.9	79,798.9	0.6	69.8	118,935.1	4,935.6	0.0	524,418.9
na	3,551.8	0.0	2.3	10,548.6	1,689.4	266.9	63,485.0
1,196.4	58,089.7	40.7	54 0	81,644.4	3,395.0	0.0	611,147.5
na	3,353.0	0.0	3.5	65.7	6,475.1	243.3	21,426.4
na	2,015 6	0.0	2.1	971.0	40.0	0.0	12,096.8
na	1,362.1	0.0	0.9	1,956.2	449.9	0.0	11,464.4
1,015.2	43.486.6	0.3	40.0	56,135.6	2,471.9	9,455.0	296,149.2
nm	4,406.6	0.0	3.3	17,547.1	309.0	41.0	35,954.4
na	5.227.5	0.0	5.4	11,077.4	207.7	0.0	71,701.3
774.8	25,239.8	3.2	22.8	24,259.8	937.5	0.0	171,541.8
878.3	51,982.0	41.3	50.0	37,120.8	2,064.9	0.0	294,777.3
1,420.8	91,822.8	43.6	106.3	98,400.2	2,567.9	100,690.6	579,216.2
na	5,034.1	0.0	4.9	4,360.7	911.2	513.3	63,611.5
1,038.9	46,828.8	0.4	41.5	30,994.1	3,493.2	14,973.3	326,732.2
261.3	9,507.5	0.1	9.1	4,886.0	397.0	0.0	73,693.4
na	5,199.7	0 0	5.4	7,486.7	2,301.1	0.0	96,188.7
na	0.0	0.0	0.0	1,173.0	274.0	0.0	4,352.0
na	8,432.9	6.4	10.0	18,764.3	9,419.5	79 2	169,457.2
na	3,878.3	0 0	4.0	10,020.7	67.8	2,249.0	48,372.2
na	15.335.1	0.1	15.9	85,376.9	1,023.3	0.0	127,384.1
1,146.1	37.243.3	7.4	39.1	5,516.4	1,335.6	0.0	251,596.8
na	10,409.7	0.1	10.2	23,937.6	5,114.7	0.0	165,655.6
na	1,175.4	1.0	1.4	642.9	26.2	0.0	10,808.6
12,365.6	**699,855.2**	**350.1**	**713.6**	**840,505.9**	**71,821.8**	**145,157.5**	**5,736,983.9**

(1) Liquid waste from the ACI Pitesti plant is grouped with that of the Pitesti plant (Dacia), as is some of the waste.

(2) Water consumption at the Bursa site includes that of the Industrial Supplier Park.

(3) Water consumption at the Douai site includes that of the industrial Supplier Park.

(4) The Douvrin (Française de Mécanique) site is a joint Renault/PSA subsidiary. The proportion of impacts attributed to Renault is calculated through a breakdown of the site's industrial activity between Renault and PSA. Renault's share was 19% in 2005.

(5) Water consumption at the Flins site includes that of the Spare Parts Distribution Center.

(6) Water consumption at the Novo Mesto site includes that of the industrial Supplier Park.

(7) Water consumption at the Palencia site includes that of the Industrial Supplier Park.

(8) Water consumption and liquid waste at the Pitesti site (Dacia) include those of the Industrial Supplier Park, of which those of ACI Pitesti and Dacia Logistics. The quantity of waste includes part of the waste produced by the ACI Pitesti site.

(9) Water consumption at the Sandouville site includes that of the Industrial Supplier Park.

(10) Liquid waste from the Valladolid engine plant is grouped with that of the Valladolid body assembly plant.

Sites	Water consumption in thousands m³	Emissions to water			
		Plant	SS in kg/day	OM in kg/day	Toxic metals in kg/day
Engineering, logistics and support sites					
Aubevoye	30.0	U	na	na	na
Boulogne-Billancourt HQ Renault	92.7	U	na	na	na
Cergy-Pontoise	9.0	U	na	na	na
Dacia Logistics	1.6	PB	na	na	na
Giheung (RSM)	32.6	B	0.0	0.2	0.0
Grand-Couronne	6.5	U	na	na	na
Heudebouville (Somac)	1.0	U	na	na	na
Lardy	425.8	U	65.7	98.3	0.8
Rueil	56.6	U	na	na	na
St-André-de-l'Eure	9.1	B	na	na	na
Technocentre	213.2	U	na	na	na
Villiers-St-Frédéric	12.8	U	na	na	na
TOTAL ENG., LOG. & SUPPORT SITES	**890.8**		**65.7**	**98.5**	**0.8**
GROUP TOTAL	**18,095.2**		**1,211.1**	**2,867.5**	**54.8**
Sites outside the area of verification, for information only:					
Dacia drinking water production site	727.3		2,932.5	3.6	0.5

na: not applicable.

nm: not measured.

Plant codes:

- *P: physical/chemical.*
- *B: biological.*
- *U: urban.*
- *SS: suspended solids.*
- *OM: organic matter.*
- *COD: chemical oxygen demand.*
- *BOD5: five-day biological oxygen demand.*
- *Toxic metals: total flow of metals to which a coefficient of toxicity is applied (arsenic 10, cadmium 50, copper 5, mercury 50, nickel 5, lead 10, zinc 1, chrome 1).*
- *GHG: greenhouse gases.*
- *VOC: volatile organic compound.*
- *OIW: ordinary industrial waste.*
- *HIW: hazardous industrial waste.*

VOC in tons	GHG in $teqCO_2$	SO_2 in tons	NO_x in tons	OIW in tons	HIW in tons	Inert in tons	Energy consumption MWh NCV
Emissions to air				Waste			
na	5,872.8	0.0	1.8	2,406.1	144.4	64.4	20,066.1
na	1,974.0	0.3	2.1	1,173.0	46.1	0.0	73,970.4
na	268.5	0.0	0.3	3,951.5	6.5	0.0	21,040.8
na	841.2	0.0	0.7	520.5	0.0	0.0	5,826.3
na	4,240.3	0.0	3.0	588.4	1,029.6	77.9	35,826.0
na	2,651.2	16.1	5.7	2,483.7	19.0	0.0	14,126.9
na	130 8	0.0	0.1	51.9	0.0	0.0	1,124.2
na	18,208.5	0.1	7.8	1,009.2	572.3	67.9	102,337.6
na	3,454.2	0.1	3.6	921.8	84.2	0.0	34,380.2
na	1,470.3	1.5	1.7	682.6	7.7	0.0	7,827.0
na	12,993.5	0.2	10.5	3,174.7	407.6	87.0	146,104.8
na	1,172.9	0.0	1.1	412.0	86.3	0.0	16,763.7
0.0	**53,278.2**	**18.4**	**38.5**	**17,375.4**	**2,403.6**	**297.2**	**479,394.0**
12,365.6	**753,133.4**	**368.5**	**752.2**	**857,881.2**	**74,225.5**	**145,454.7**	**6,216,378.0**
na	0.0	0.0	0.0	0.0	0.0	0.0	3,583.0

10.3.3 Environmental indicators for products ✦

RESULTS OF THE MOST REPRESENTATIVE GASOLINE AND DIESEL VERSIONS FOR PASSENGER CAR SALES IN 2005

Model	G: Gasoline D: Diesel	Engine	Capacity	Power rating kW	Gearbox	Emission standard[1]	Fuel consumption NEDC*, l/100km	CO_2 emissions	External noise dB (A)
Twingo	G	1.2 8V	1,149	43	5-spd manual	Euro3	5 8	138	72 3
	G	1.2 16V	1,149	55	5-spd manual	Euro4	5.9	139	73 2
Clio	D	1.5 dCi	1,461	63	5-spd manual	Euro4	4.4	117	71.6
	G	1.2 16V	1,149	55	5-spd manual	Euro4	6.0	145	71.0
Modus	D	1.5 dCi	1,461	60	5-spd manual	Euro3	4.6	122	70.6
	G	1.2 16V	1,149	55	5-spd manual	Euro3	7.0	165	70.5
Kangoo car	D	1.5 dCi	1,461	60	5-spd manual	Euro3	5.3	139	69.7
	G	1.6 16V	1,598	83	5-spd manual	Euro4	6.9	164	71.0
Mégane II	D	1.9 dCi	1,870	88	5-spd manual	Euro3	5.4	141	71.3
	G	1.6 16V	1,598	83	5-spd manual	Euro4	7.2	173	71.0
Scénic II	D	1.9 dCi	1,870	88	6-spd manual	Euro3	5.8	154	71.8
	G	2.0 T	1,998	99	5-spd manual	Euro4	7.9	187	70.3
Laguna II	D	1.9 dCi	1,870	88	6-spd manual	Euro3	5.5	150	71.2
	G	2.0 T	1,998	125	6-spd manual	Euro4	9.7	232	70.7
Espace IV	D	2.2 dCi	2,188	110	6-spd manual	Euro3	7.7	206	70.9
	G	3.5 V6	3,498	177	5-spd manual	Euro4	11.5	275	71.0
Vel Satis	D	2.2 dCi	2,188	110	6-spd manual	Euro3	7.2	192	71.3

(1) Since January 1, 2006, Renault has been selling vehicles that meet the Euro4 emission standard.

** NEDC: standardized driving cycle for measuring the emissions and fuel consumption of vehicles marketed in Europe.*

10.3.4 Statutory Auditors' report ✦

Statutory Auditors' report on the 2005 environmental data relating to the Renault group sites.
This is a free translation into English of the original report issued in the French language and is provided solely for the convenience of English-speaking readers.

Year ended December 31, 2005

At the request of Renault's management and in our capacity as the Company's Statutory Auditors, we have performed procedure to obtain reasonable assurance on the environmental data of the Renault Group sites for fiscal year 2005, as they are set out under the line "Total" in the "Sites environmental indicators in 2005" table in chapter 10.3.2. ("the Data").

The opinion expressed below relates solely to the Data and therefore does not relate to data regarding each site individually, nor does it relate to other environmental data presented in the annual report.

The Data, which are the responsibility of Renault's management, have been prepared in accordance with Renault 2005 Environmental Guide (referred to hereafter as "the Reference Document"), available for consultation at the Environmental protection and industrial risk prevention office and are summarized in the "Method used for the table Sites environmental indicators 2005" in chapter 10.3.1. Our responsibility is to express an opinion on the Data, based on our audit.

Nature and scope of the audit

We performed our work in accordance with the professional guidelines applicable in France. We performed the following procedures in order to obtain reasonable assurance that the Data are not materially misstated:

- We met with key officers, responsible for the compliance with the Reference Document.
- We assessed the compliance with the Reference Document by testing, on the basis of an on going audit program, a representative sample of locations that represent the following percentage of the total environmental data published for 2005 by Renault Group:

• Water consumption	56%
• Water-borne effluents: SS	72%
• Water-borne effluents: OM	40%
• Water-borne effluents: TOX	71%
• Waste: inert	63%
• Waste: OIW	57%
• Waste: HIW	43%
• Energy consumption	48%
• Atm. Emissions: VOC	57%
• Atm. Emissions: GHG	47%
• Atm. Emissions: SO_2	76%
• Atm. Emissions: NO_x	56%

- On the same sample, we carried out substantive tests on the Data by reconciling them with supporting evidence and by verifying the compliance of the calculation method with the Reference Document.
- We performed analytical procedures and consistency checks, and verified data processing and aggregation at Group level.

To assist us in conducting our work, we referred to the environmental experts of our firms under the responsibility of Mr. Eric Duvaud for Ernst & Young Audit and of Mr. Frédéric Moulin for Deloitte & Associés.

In view of the work carried out on the Group's major locations over the last seven years and the improvements made by Renault to enhance the understanding and the compliance of the Reference Document by the sites, we consider that our procedures provide a reasonable basis for our opinion.

Opinion

In our opinion, the Data have been prepared, in all material respects, in compliance with the Reference Document prepared by Renault.

Neuilly-sur-Seine and Paris-La Défense, March 7, 2006

The Statutory Auditors
French original signed by

DELOITTE & ASSOCIÉS

P. CHASTAING-DOBLIN A. RAIMI

ERNST & YOUNG Audit

J.F. BÉLORGEY D. MARY-DAUPHIN

10.4 Person responsible for the Registration Document

Mr. Carlos Ghosn, President and Chief Executive Officer, accepts full responsibility for the Registration Document and the related supplemental information.

DECLARATION

I hereby declare that, to the best of my knowledge, the information in this document is correct and that all reasonable measures have been taken to that end. The document contains all the information needed by investors to make informed decisions based on Renault's assets and liabilities, business, financial situation, results and prospects. There are no omissions likely to alter the scope of this information.

I have received a completion letter from Renault's Statutory Auditors, Deloitte & Associés and Ernst & Young Audit, stating that, in accordance with professional guidelines and standards applicable in France, they have verified the information concerning the financial situation and the financial statements set forth in this Registration Document, which they have read in full.

Paris, March 13, 2006

President and Chief Executive Officer

Carlos Ghosn

10.5 Cross-reference table – Global Reporting Initiative indicators and Global Compact principles

GRI INDICATORS		Global Compact principles[1]	PAGES ✦[2]
VISION AND STRATEGY			
1.1	Vision of the company's strategy regarding its contribution to sustainable development	8	103-107
PROFILE			
2.1	Name of the organization		154
2.2	Principal products and services		6-9; 11-12
2.3	Operational structure of the organization		6; 22-24; 124-125; 146-147
2.4	Principal divisions and subsidiaries		14-17
2.5	Countries in which the company has operations		9; 34
2.6	Capital structure and legal form		154; 158
2.7	Type of markets in which it operates		40-45
2.8	Type and size of the organization		35-37; 50; 155
2.9	List and description of stakeholders		4; 88-89
2.11	Period covered by the information provided		154
2.20	Rules and methods for internal verification of data		145
2.21	Rules and methods for full verification of the report by an independent party		126
GOVERNANCE AND MANAGEMENT SYSTEM			
3.1	Governance of the organization		22-24; 113-132
3.2	Proportion of non-executive directors on the board		114-117; 120
3.4	Processes for identifying and managing environmental and social risks and opportunities		18; 80-81; 81-82; 137
3.5	Linkage between executive compensation and achievement of the organization's financial and non-financial objectives		127
3.6	Governance with regard to sustainable development		
3.7	Mission and values, codes and statements, extent of application		87-88; 120-121
3.8	Mechanisms for shareholders to provide recommendations to the Group's management		162-163
3.9	Basis for identifying and selecting the principal stakeholders		88-89
3.10	Methods and frequency of stakeholder consultation		79; 83
3.13	Risk management strategy based on the precautionary approach	7	137
3.14	Adherence to principles and charters originating outside the Group		87-88
3.15	Principal organizations and associations to which the Group belongs		89; 93
3.16	Systems for managing upstream and downstream impacts		75-77; 89
3.17	Management of indirect impacts of activities		69; 85; 86; 91
3.19	Programs and procedures pertaining to economic, environmental and social performance		75-77; 78; 80; 82; 97-99
3.20	Certification of economic, environmental and social management systems		76; 81; 82; 88; 256
ECONOMIC PERFORMANCE			
EC1	Net sales		4; 35; 50
EC2	Geographic breakdown of markets		11; 32-34; 40-45
EC5	Total payroll and benefits		123; 127
EC6	Total amount of interest and dividends		161
EC7	Increase/decrease in retained earnings at the end of the period		32; 237
EC8	Total amount of taxes of all types by country		52
EC10	Donations of cash or in-kind contributions to communities, civil society and other groups, with a breakdown by type of beneficiary		95
ENVIRONMENTAL PERFORMANCE			
EN2	Proportion of primary materials coming from waste (recycled or not) provided by sources outside the organization		73; 74
EN3	Direct energy consumption, broken down by primary source		70
EN5	Total water consumption		74; 252-255
EN6	Location and surface area of lands owned, leased or managed in biodiversity-rich habitats		
EN7	Impacts of the organization's activities and/or products on biodiversity	8	77
EN8	Greenhouse gas emissions		70; 71; 252-255
EN10	Emissions of NOx, SOx and other significant pollutants		72; 252-255
EN11	Total quantities of waste by type and destination		73; 252-255
EN12	Significant discharges into water, by type		75; 252-255
EN14	Significant environmental impacts of products and services		70; 71; 72; 255



RENAULT

PRESS RELEASE

MAY 24, 2005

Renault and Pars Khodro sign an agreement to produce and market Mégane in Iran

Renault and Pars Khodro (Saipa group) have signed an agreement for the assembly and sale of the Renault Mégane sedan in Iran from mid-2006.

The Mégane sedan will be available in Iran in four versions, including two engines – 1.6-litre 16V and 2-litre 16V – and two equipment levels.

Installed capacity for this car at the Pars Khodro plant in Teheran will be 15,000 vehicles by 2008. The vehicles will be sold to Renault standards by dealers selected from the Pars Khodro network.

Renault Pars will ensure that the quality standards required by Renault are met. It will also contribute to the project all Renault's expertise in local content, sales distribution and service quality. Based in Teheran, Renault Pars is 51% owned by Renault and 49% by AIDCO, a conglomerate formed by the Industrial Development & Renovation Organization (IDRO) and the two leading Iranian automotive manufacturers, Iran Khodro and Saipa.

This project rounds out the production and sale of Logan by Iran Khodro and Saipa in Iran from 2006. It will help boost Renault's presence in the country and enable Pars Khodro to offer a fuller line of vehicles.

CONTACT

Renault Press: Clément Peltier +33 (0)1 76 84 64 69

Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE

1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

GRI INDICATORS		Global Compact principles[1]	PAGES ✦[2]
EN15	% of the weight of products sold that is recoverable and recovered at their end of life	9	74
EN17	Initiatives to use renewable energy sources and to increase energy efficiency		70-71
EN18	Energy consumption footprint of main products		71
EN22	Total volume of recycled and reused water		250
EN33	Environmental performance of suppliers		80; 89
EMPLOYEE RELATIONS PERFORMANCE			
LA1	Breakdown of workforce by status, country, type of employment and contract		11; 55-56
LA2	Net job creation and average employee turnover		57
LA4	Policies and procedures for information, consultation and negotiation with the personnel concerning changes in the organization's operations	3	68
LA7	Typical work accidents, lost days, absentee rates and number of fatal accidents		64
LA8	Description of HIV/AIDS policies and programs		66
LA9	Average hours of training per employee per year, by employee category		60; 61
LA10	Equal opportunity policies and programs		56-57; 94
LA11	Composition of management committees, with male/female breakdowns and other diversity-related indicators	6	23; 124-125
LA12	Employee benefits other than those legally required		65-66; 67-68
LA13	Formal employee representation to the board of directors		114
LA14	Evidence of substantial compliance with ILO Guidelines for Occupational Health Management Systems		64-66; 89
LA16	Programs to ensure continued employability of personnel and to manage the end of careers		57-58; 61-62
LA17	Specific policies and programs for skills management or continuing training		29; 58; 61-62; 63-64
SOCIAL PERFORMANCE			
HR1	Policies, guidelines and procedures concerning the respect of human rights	1	65-66
HR2	Consideration of human rights in investment and purchasing decisions, including the selection of suppliers	1 & 2	89
HR3	Policy and procedures for assessing human rights performance in the supply chain		56-57
HR4	Policy and procedures for combating all forms of discrimination in operations	1 & 6	58
HR6	Policy and procedures for combating child labor	5	56-57
HR7	Policy and procedures for combating forced labor	4	56-57
HR12	Description of the policy and procedures for addressing the needs of indigenous populations		94-95
SO1	Policy for managing the impacts of activities on local communities		89-94
SO2	Policy and procedure for combating corruption	10	87
SO4	Awards received for social, ethics and environmental performance		77; 78; 82; 92
PR1	Policy and procedures for protecting the health and safety of consumers using the Group's products and services		85; 86; 92-93
PR2	Policy and procedures regarding product information		88
PR3	Policy and procedures regarding respect for customer privacy		88
PR8	Policy and procedures for improving customer satisfaction		88

(1) United Nations Global Compact principles:

HUMAN RIGHTS

1 Businesses should support and respect the protection of internationally proclaimed human rights;

2 make sure that they are not complicit in human rights abuses.

LABOR STANDARDS

3 Businesses should uphold the freedom of association and the effective recognition of the right to collective bargain;

4 the elimination of all forms of forced and compulsory labour;

5 the effective abolition of child labour;

6 the elimination of discrimination in respect of employment and occupation.

ENVIRONMENT

7 Businesses should support a precautionary approach to environmental challenges;

8 undertake initiatives to promote greater environmental responsibility;

9 encourage the development and diffusion of environmental friendly technologies.

ANTI-CORRUPTION

10 Businesses should work against all forms of corruption, including extorsion and bribery.

(2) The ✦ symbol indicates information relating to the Global Reporting Initiative (GRI) Directives.



RENAULT

PRESS RELEASE

JULY 5, 2005

The Renault group increases global sales in the first-half of 2005, thanks to a strong acceleration outside Europe

- **The Renault group increased global sales by 3.6% in the first half of 2005 to 1,355,621 vehicles, capturing a 4.2% share of the global market.**
- **Renault retained its position as the leading brand for passenger cars and light commercial vehicles (LCV) in Western Europe, with market share of 10.8%.**
- **The Renault group, with its Dacia and Renault Samsung Motors brands, boosted sales outside Western Europe outside 16.8% to 384,214 vehicles.**
- **LCV sales climbed by 8% to 208,131 units, bolstering Renault's position on this strategic segment.**
- **The Group expects sales to accelerate in second-half 2005, driven by the launch of Clio III in September and expanded market presence for Logan in Western Europe, Russia and Africa.**

The Renault group sold 1,355,621 vehicles in the first half of 2005, a 3.6% increase on the same period in 2004, securing a 4.2% share of the global market. The overall outcome resulted from contrasting performances, as sales on Western European markets dropped slightly by 0.8% while sales in the rest of the world grew strongly by 16.8%.

The Renault brand consolidated its leadership position in Western Europe, commanding a 10.8% share of the market. Sales in the rest of the world were slightly up by 0.5%, a growth limited by the softening markets in Central Europe and Turkey. Elsewhere, the brand continued to grow, especially in Russia, Latin America, Africa and the Middle East.

The Dacia and Renault Samsung Motors brands made a significant contribution to the growth of the Group in the first half of 2005. Dacia sales soared by 89.5% as Logan scored successes on all its markets. In Korea, Renault Samsung Motors raised its volumes by 43.9% and used the launch of the new SM5 and SM7 to win back market share.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

| Renault, the number-one brand in Western Europe

The automobile market (passenger cars and LCVs) in Western Europe grew by 0.3% in the first half of 2005 compared with the same period in 2004. The passenger car market lost 0.5%, while the LCV market gained 6.3%. Many Western European markets were down, with the notable exception of France (+5.6%), Spain (+5.4%) and Germany (+2.2%).

In the first half of the year, Renault maintained its ranking as Western Europe's number-one brand for cars and LCVs. Against a backdrop of fierce competition, and the Clio renewal in autumn 2005, Renault responded to the slight rise in the Western European market by pursuing a selective commercial policy focused on enhancing profitability rather than building market share.

Over the first six months of 2005, Renault held a 10.8% share of the passenger car and LCV market in Western Europe, selling 970,316 vehicles, a 0.9% decline on first-half 2004. Sales of passenger cars fell 2.2% to 808,991 units, while LCV sales rose by 6% to 161,325 units.

Renault affirmed its leadership of the French market, securing a 28% share with 379,764 passenger car and LCV registrations in the first half of 2005. Renault has four models in the top 10, with Mégane in the number-one spot.

Renault also held on to its top ranking on the passenger car markets in Spain (12.5%), Portugal (14.5%), and Belgium-Luxembourg (11%) Still the number-one imported brand in Germany with 5.2% of the market, Renault consolidated its third place in the UK (7.5%) and ranked fourth in Italy, with 6.7% of the market.

| Mégane, top-selling model in Western Europe

Mégane was once again the top-selling model in Western Europe in the first half of 2005. With 361,489 vehicles sold, Mégane had a 13.3% share of the C segment and a 4.6% overall share. Since its launch in 2002, 1,742,558 Méganes have been sold worldwide, including 1,579,192 in Western Europe. Mégane was the front-runner in France, Belgium, Spain, the Netherlands and Portugal, and number two in Switzerland.

Among the models in the line-up that have played a part in this success, the Mégane sedan was number-one in its category, as was Mégane Coupé-Cabriolet. Available in five-seater and seven-seater versions, **Scénic** remained the undisputed leader in compact minivans, accounting for 22.9% of sales in the category.

With its three models – Twingo, Clio and Modus – Renault took first place in the small car segment (A+B). First released in 1993, **Twingo** was still one of the five most popular small city cars, with an 8.6% share of the A segment. **Clio** had a solid third-place ranking on the small car segment, with 161,124 units sold and a 7.5% segment share. This performance is evidence of Clio's continuing appeal to buyers in this category, considering Clio III's Western European launch in September 2005. Recording over 170,000 sales worldwide since its debut, **Modus** was the most popular small minivan in Western Europe, with a 4.8% share of the B segment in the first half of 2005.

Kangoo was the second-ranked SUV, with 28,746 sales in the first half of 2005.

A new version of **Laguna** was launched in March 2005 on the D segment (upper midrange), which continued to slow in Western Europe as volumes declined by 3.2% in first-half 2005. 60,497 Lagunas were sold in Western Europe in the first six months of the year.

In the MPV segment, **Espace** held onto its position as number-one minivan, with 20.5% of the market and 30,044 units sold – 12,000 more than its nearest rival. Benefiting from a new version launched in April 2005, **Vel Satis** totaled 4,548 sales in the first half.

The Renault group is poised to advance further along these lines in second-half 2005. The Renault brand will get a boost in Europe from the launch of Clio III in September 2005. The new model will round out Renault's line-up in the small car segment and contribute to further rejuvenation of the range. Logan will be introduced on new markets in Russia, Morocco, Africa and in eight Western European countries. The overall pace of Renault group sales is set to quicken in the second half of 2005.

Renault group sales worldwide (passenger cars and LCVs, in units)

	1st half 2005	1st half 2004	% change
Renault group	1, 355,621	1, 308,214	+3.6%
• Renault	1, 218,576	1, 226,210	-0.6%
• Renault Samsung Motors	57,977	40,288	+43.9%
• Dacia	79,068	41,716	+89.5%
Western Europe *	971,407	979,189	-0.8%
Rest of world**	384,214	329,025	+16.8%

*18 countries

** Central Europe, Eastern Europe and Russia, Turkey, Asia-Pacific, Latin America, and Africa-Middle East

Press contact: Andrew Boyle, +33 (0)1 76 84 64 69

Websites: www.media.renault.com – www.renault.com

Renault led the fast-growing **LCV** market with a share of 15%. Boosted by a successful line-up, sales climbed by 6% in the first half to 161,325 vehicles. **Kangoo Express** was the top-selling small van in Europe, claiming market share of close to 5.2%.
The **Trafic and Master** vans confirmed their commercial appeal as sales surged by 20.6% for Trafic and 20.4% for Master in the first half of 2005.

| The Group continues expanding outside Western Europe

Outside Western Europe, the **Renault group** grew its sales across all regions except Turkey and Central Europe. Passenger car and LCV sales totaled 384,214 units in the first half of 2005, a 16.8% increase on the first half of 2004.

Sales of the **Renault brand** rose 0.5% to 248,260 vehicles.

Renault was number-two in **Central Europe**, selling 44,552 vehicles in the first half of 2005 (down 24% on the first half of 2004) and taking 9% of the passenger car and LCV market. Renault ranked first in Slovenia and second in the Czech Republic and Croatia.
The markets of Central Europe continued the downturn that began in the second half of 2004, contracting by 12% in first-half 2005 compared with first-half 2004. These markets experienced high buyer expectations prior to joining the European Union. Most markets were affected, notably the two biggest: Poland, which was down 31.3%, and Hungary, which dipped 10.1%.
Renault enjoyed continued growth in **Eastern Europe and Russia,** where sales were up 63.2%. Sales in Russia leapt by 43.4% with almost 10,500 vehicles sold, propelled by the success of Clio Symbol (the sedan version of Clio) and Mégane. The second half should see these performances strengthened with the launch of the Renault-badged Logan in September.
In **Turkey**, where the passenger car and LCV market declined by 13.1% in the first half of 2005, Renault led the car market with a 17.5% share, on combined car and LCV sales of 45,781 units.
Strong showings in several countries helped Renault sales to climb by 12.5% **in Latin America** to 79,245 vehicles. Sales rose by 59.2% to 19,277 units in Argentina, by 6.7% to 12,187 units in Mexico, and by 23.2% to 10,639 units in Colombia.
In **Africa and the Middle East,** Renault sales increased by 14.5% to more than 47,000 units. Some of the sharpest increases were in South Africa (42.4%), Tunisia (69.5%), and Egypt, where sales were up fourfold on the first half of 2004. With almost 10,000 vehicles sold in the first six months of 2005, South Africa is now Renault's largest African market.

Dacia put in an outstanding performance, almost doubling worldwide sales with an 89.5% increase in first-half 2005 to more than 79,000 vehicles. Dacia gained ground on its home market of Romania, where sales soared by 86.3%, and also posted export growth in excess of 100%.
Dacia took 1.8% of the Central European market, selling 8,956 vehicles. The brand grew its sales in Turkey by more than 50%, with almost 4,000 units. Logan was instrumental in Dacia's performance, with more than 84,000 units sold since the September 2004 launch.
Logan will be available in over 30 countries in 2005, including eight in Western Europe. Also, three new Logan production facilities are starting up this year in Russia, Morocco and Colombia.

Renault group sales were up 36.4% in the **Asia-Pacific** region to 63,086 vehicles. **Renault Samsung Motors** recorded a sharp upturn in sales with the launch of the new SM5 and SM7. Volumes increased by 43.9% in the first half of 2004 to 57,977 vehicles, while the Korean automobile market grew only slightly by 3.3% in the first half of 2005. Sales of the Renault brand increased by 4.7% in the region.

| Outlook

The Renault group's first-half sales performance was squarely in line with objectives set in early 2005 by Patrick Blain, Renault's Executive Vice President, Sales and Marketing: maximize operating margin on the European market through a selective commercial policy; maintain Western European market share at a level comparable to that of 2004; and increase sales volumes on markets outside Europe.

Renault group sales at end-June 2005
Preliminary figures

TIV, cars: total passenger car market
TIV, LCVs: total light commercial vehicle market

Total Renault group sales by brand

		Total		
		1st half 2005	1st half 2004	% chg
RENAULT	Passenger cars	1 021 654	1 043 961	-2,1%
	LCVs	196 922	182 249	8,1%
	Renault total	**1 218 576**	**1 226 210**	**-0,6%**
RLT – SAMSUNG	Passenger cars	57 977	40 288	43,9%
	LCVs			
	RSM total(*)	**57 977**	**40 288**	**43,9%**
DACIA	Passenger cars	67 859	31 264	117,1%
	LCVs	11 209	10 452	7,2%
	Dacia total(*)	**79 068**	**41 716**	**89,5%**
RENAULT group	Passenger cars	1 147 490	1 115 513	2,9%
	LCVs	208 131	192 701	8,0%
	Group total	**1 355 621**	**1 308 214**	**3,6%**

(*): sales on local market + exports

Total sales by geographical area

	Total		
	1st half 2005	1st half 2004	% chg
Western Europe	971 407	979 189	-0,8%
World outside Western Europe	384 214	329 025	+16,8%
Central Europe	53 508	59 846	-10,6%
Eastern Europe * and Russia	87 333	50 243	+73,8%
Turkey	49 676	57 555	-13,7%
Latin America	80 558	71 086	+13,3%
Asia-Pacific**	63 101	46 249	+36,4%
Africa and Middle East	50 038	44 046	+13,6%
Group total	**1 355 621**	**1 308 214**	**+3,6%**

* including Romania (sales of Renault and Dacia in Romania)

**including Renault Samsung Motors and Indian subcontinent

Leading Renault group markets (cars and LCVs) at end-June 2005

		Volume	Market share
1	FRANCE	393 712	28,1%
2	SPAIN + CANARY ISLANDS	126 215	12,5%
3	UK	109 368	7,4%
4	GERMANY	97 432	5,4%
5	ITALY	92 779	7,0%
6*	ROMANIA	73 989	58,5%
7	SOUTH KOREA	55 881	10,7%
8	TURKEY	49 676	16,4%
9	BELGIUM + LUXEMBOURG	40 900	11,5%
10	NETHERLANDS	30 502	9,5%

* o/w 11,226 vehicles for the Renault brand and 62,763 for the Dacia brand

 **RENAULT**

PRESS RELEASE

SEPTEMBER 8, 2005

Renault launches Logan in Colombia

Starting today, Renault Logan is on sale in Colombia. It is distributed through the 38 sales outlets in the country's Renault network. Logan is assembled at the SOFASA SA plant in Envigado, just outside Medellin, according to the CKD (Completely Knocked Down) method, in which sets of parts are sent – mainly from Romania – for on-site assembly. Renault has invested €23 million in this project, which has enabled the creation of 150 new jobs at the SOFASA.

Renault plans to assemble 15,000 Logans per year by 2010, 40% of which will be exported to other Andean Pact countries (Venezuela and Ecuador). SOFASA SA already manufactures several other Renault models (Twingo, Clio II saloon and hatchback and Mégane I saloon) as well as LCVs for Toyota. Close to 25,000 Renault vehicles were produced in Colombia in 2004.

During the first seven months of 2005, Renault sold almost 12,600 vehicles in Colombia, representing a rise of 27% over the same period in 2004. Renault is ranked second on the passenger car market with 23.1% market share. Since the beginning of 2005, the Colombian passenger car market has grown 31.4%.

Colombia is the fourth country, after Romania in 2004, Russia in spring 2005 and Morocco in July 2005, to have begun Logan production. Logan will also be produced in Iran starting in 2006, then in India and in Brazil in 2007.

Contact

Renault Press: Clément Peltier +33 (0)1 76 84 64 69

Websites: www.media.renault.com – www.renault.com

RENAULT PRESS

1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90



RENAULT

PRESS RELEASE

SEPTEMBER 13, 2005

Renault statement

Carlos Ghosn, CEO of Renault, will present the next three-year plan of the Renault Group on February 9th, 2006, at the same time as the announcement of the 2005 financial results.

CONTACT

Renault Press : +33 (0)1 76 84 64 69

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90



RENAULT

COMMUNIQUE DE PRESSE

OCTOBER 17, 2005

Working conditions policy

Renault certifies 24 new sites worldwide

Because employee health and working conditions are a prime concern for Renault, it has implemented a working conditions policy throughout the Group to preserve the health and safety of its personnel and to offer them motivating working conditions. Substantial results have been achieved in terms of industrial injury rates, ergonomics, health and the prevention of occupational diseases. In the first half of 2005, number of industrial accidents entailing sick leave fell by 20% compared with 2004, and by 50% compared with 2000. The number of workstations considered physically demanding has continued to decline, falling from 12% in 2004 to 10%, while those considered less demanding rose from 20% in 2004 to 22%. Frequent health training and awareness-raising campaigns are carried out in the countries in which Renault is present.

Audits based on management guidelines are carried out at all Renault sites worldwide to assess the effective implementation of this policy. Sites are awarded the "Renault Management System for Safety and Working Conditions" certificate if they meet all the requirements and if their industrial injury rates comply with Group standards. This certification is valid for three years.

In 2005, Renault certified 24 new sites. A total of 31 industrial, administrative and engineering sites and 10 branches of Reagroup, Renault's European distribution subsidiary, have been certified as at end October. Renault is applying this approach across all its activities to ensure that all Group sites meet the same standards. Follow-up audits of the certified sites will be carried out every three years.

CONTACT

Renault Presse : Anne-Emmanuelle Dognon-Remy, +33 (0)1 76 84 64 69
Websites : www.media.renault.com , www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

Consolidated revenues of the Renault group

In € million	2005	2004 * proforma	2005/2004 % change
Q1			
Automobile	9,381	9,462	-0.9%
Sales Financing	459	461	- 0.4%
Total	9,840	9,923	- 0.8%
Q2			
Automobile	10,993	10,123	8.6%
Sales Financing	491	504	- 2.6%
Total	**11,484**	**10,627**	**8.1%**
Q3			
Automobile	9,076	8,980	1.1%
Sales Financing	466	464	0.4%
Total	**9,542**	**9,444**	**1.04%**
9 months			
Automobile	29,450	28,565	3.1%
Sales Financing	1,416	1,429	-0.9%
Total	**30,866**	**29,994**	**2.9 %**

* same consolidation basis as in 2005



RENAULT

PRESS RELEASE

OCTOBER 26, 2005

End September 2005,

Renault reports a 2.9% increase in revenues to €30,866 million

Renault group revenues came to €30,866 million at end September 2005, rising 2.9%[1] on the first nine months of 2004 on a consistent accounting basis.

Automobile Division revenues of €29,450 million were up 3.1% on the year-earlier period.

The rise in Automobile Division revenues is chiefly attributable to strong sales growth and a positive price and model mix effect on international markets. The growth in sales reflects the success of the Logan program which, after launching production in Romania, has now also come on stream in Russia, Morocco and Columbia. Renault Samsung Motors also contributed to this growth with the successful introduction of the SM5 and SM7 models and the launch of the new SM3.

In Western Europe where competition is intense and price pressure strong, Renault, given the current phase of its product cycle, pursued its strategy of profitable volumes, cost reductions and optimizing production capacities.

The Group's global vehicle sales for the first nine months of the year came to 1,929,723, a 3.4% increase on the same period last year. In Western Europe, Renault saw sales of passenger cars and LCVs fall 2.1% in the first nine months, with a market share of 10.4% compared with 10.7% in 2004.

Outside of Western Europe, sales volumes for the Renault brand expanded by 11.2%. Dacia sales surged 85%, buoyed by the success of Logan in all countries in which it is sold. In Korea, Renault Samsung Motors boosted sales volumes by 43% to win a 12.7% share of the passenger car market thanks to a good performance by all its models.

The **Sales Financing Division** posted revenues of €1,416 million for the first nine months of 2005, a 0.9% dip on the same period in 2004.

After a third quarter of contrasting developments, the fourth quarter should see the Group benefit from the anticipated performance of New Clio. Order levels for the new model are encouraging in the main countries in which it has been launched.

The Group will release its annual results and next medium-term plan on February 9, 2006.

Contact:
Renault Presse: Anne-Emmanuelle Dognon-Remy, + 33 1 76 84 64 69
Sites Internet : www.media.renault.com – www.renault.com

[1] Application of IFRS:The results referred to in this press release have been prepared under IFRS. The nine-month 2004 results to which they are compared in this document have been restated to IFRS. Details of the transition to IFRS of accounts published under French GAAP were disclosed at the 2004 annual results release and the 2005 interim results release.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90



RENAULT

PRESS RELEASE

OCTOBER 28, 2005

For Q2 of its fiscal year 2005, Nissan contributes €410 million to Renault earnings

Nissan today announced financial results for the first half of fiscal year 2005/2006 (April 1, 2005 – September 30, 2005).

After restatement, the profit reported by Nissan for the second quarter of fiscal year 2005/2006 (July 1, 2005 – September 30, 2005) will make a positive contribution to Renault's net income for second-half 2005 of €410 million[1],

The total contribution for the second half, including the impact of Nissan's fourth-quarter 2005 earnings (equivalent to the third quarter of Nissan's fiscal year 2005/2006), will be released at the announcement of the full-year financial results on February 9, 2006.

(1) Based on an exchange rate of 135.7 yen/euro, the average rate for the period under review.

Contact:
Renault Press: Anne-Emmanuelle Dognon-Remy +33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90



RENAULT

PRESS RELEASE

NOVEMBER 16, 2005

Renault revises operating margin objective for 2005 to more than 3%

In its statement for third-quarter revenues, the company emphasized the degradation of commercial conditions in Europe while underlining the encouraging start for Clio III, voted "Car of the Year 2006", which is confirmed in all markets in which it has been launched, and the continuation of sales growth outside Western Europe, sustained notably by the success of Logan and the performance of Renault Samsung Motors in South Korea.

Since then, the worsened outlook for the European market in the fourth quarter, the deterioration of the used car market and the confirmation of the current slowdown in Renault brand sales in Western Europe – as observed from recent sales figures – have prompted Renault to revise the Group operating margin objective of more than 4% of revenues set at the start of the year to more than 3%, in order to take into account this drop in the commercial outlook in the short term.

The medium-term plan, to be announced in February 2006 by the President and CEO of Renault, will focus on boosting profitability, while pursuing the strategy of growth. It will include a policy to renew and broaden the product line in order to increase and better distribute the expected contribution of each vehicle to the company's earnings.

Contact :
Renault Press :Anne-Emmanuelle Dognon-Remy +33 (0)1 76 84 64 69
Website : www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90



RENAULT

PRESS RELEASE

JANUARY 4, 2006

The Renault group's global sales progress in 2005 thanks to strong growth outside Europe

- **The Renault group increased global sales by 1.7% in 2005 to 2.53 million vehicles sold.**
- **Outside Europe* the Renault Group grew international sales by 21.1%. The Renault brand progressed by 11.4% outside Europe. The global sales of Dacia and Renault Samsung Motors grew by 70% and 40% respectively.**
- **Renault is the leading brand for LCVs & cars in Western Europe.**
- **Excellent launch for Clio III. Logan had excellent performance on all its markets and dynamic sales for Renault LCVs.**

The Renault group sold **2,531,506** vehicles in 2005, a **1.7%** increase on the same period in 2004. It secured a 4% share of the global market, and cleared 2.5 million cars sold for the first time. The overall outcome resulted from contrasting performances, with group sales growing by more than 21% on the international stage as sales on European markets dropped by 4.1%.

In 2005 the European car market was characterized by a stable market in **Western Europe** and a drop in sales in **Central Europe**. In a very competitive environment, Renault pursued its selective commercial policy, maintaining its place as leading brand for cars and LCVs with a market share of 10.3% for sales down by 4.6% compared to 2004. Thanks to Logan, Dacia had a remarkable performance in Europe with 30,425 sales.

Outside Europe, the three brands Renault, Dacia and Renault Samsung Motors contributed to the vigorous growth of its sales results:
- Dacia sales soared by 45.2% as Logan scored successes on all its markets.
- In Korea, the launch of the renewed versions of SM3, SM5 and SM7 allowed Renault Samsung Motors (RSM) to conquer new market share, increasing its volumes by 40%.
- Finally, the Renault brand increased its sales by 11.4%.

| The Renault group continues its growth outside Europe

The Renault group continued its growth on international markets in 2005, increasing sales volumes by 21.1% to 688,152 vehicles sold - a record level at 27% of all group sales. In Korea Renault Samsung Motors grew its sales strongly, even though that market only progressed slightly in 2005.

*** Europe = Western Europe + Central Europe**

RENAULT PRESS
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

Logan, launched in 2005 on 25 new markets, is now available in 40 countries worldwide under the Dacia and Renault brands. After Romania in 2004, Logan production facilities started up in Russia, Morocco and Colombia this year.

European markets experienced a more mixed year with a stagnant market in Western Europe (+0.2%) and a slow down in Central Europe (-6.9%). Overall in **Europe**, the Renault group's sales fell by 4.1%.

The group saw its sales rise by 50.5% in **Eastern Europe*** to 174,112 units, ahead of a market improvement of 24.8%. In addition Russia increased Renault group sales by 85%, a phenomenal increase partly thanks to the launch of Logan under the Renault brand, onto a market that grew by 22.3%.

Latin America also saw Renault group sales rise to 164,258 in 2005, an increase of 11.8% in line with market growth of 13.2%. In Columbia, where Logan began sales under the Renault brand in Colombia in September 2005, sales grew by 33.9% to 23,800 units. Volumes also increased for the group in Argentina by 50.6%, after a number of difficult years for that economy, where overall car sales grew by 35.2% in 2005.

Another growth zone for the Renault group was **Africa, the Maghreb and the Middle East**, with a sales increase of 12.1%, ahead of the zones overall increase. Renault group sales increased by 30.9% in Morocco, 21.2% in Tunisia and 34.4% in South Africa, where Renault is the leading imported brand.

In the **Asia Pacific** region, group sales grew by 36.3% in 2005 to 130,606, mostly due to the success of Renault Samsung Motors which launched three new car models during the year. In addition sales were multiplied by eight in Malaysia thanks to the introduction of local CKD production of the Renault Kangoo, which began in December 2004.

I Dacia - a success on all markets

With the expansion of the brand to 25 new markets in 2005, and the start of sales of Logan in Western Europe (13,719 units in 2005), **Dacia**, saw its sales leap by 70% in 2005 to almost 164,000 units. Not only did Dacia sales progress by 41.4% in its home market of Romania in 2005, but they developed strongly in Central and Eastern Europe, Turkey and the Maghreb.

Logan has been instrumental in Dacia's growth with more than 167,715 units sold since its September 2004 launch. After Romania in 2004, production started in Russia, Morocco and Columbia, which allowed Logan to be commercialized in 40 countries by the end of 2005, including four under the Renault brand: Russia, Colombia, Venezuela and Ecuador.

I Renault Samsung Motors benefits from the launch of three new models

Renault Samsung Motors recorded a sharp upturn in sales in 2005 with the complete renewal of its model range. Volumes increased by 40% in 2005 to 119,027 vehicles. In Korea, sales increased by 40.4% while the market grew only slightly by 7% in 2005.

Its three new models were launched respectively in December 2004 (SM7), February (SM5), and August (SM3) 2005, have completely renewed the RSM offer, which will grow in the years to come.

I The Renault brand increases its sales by 11.4% outside Europe

The Renault brand increased its sales outside Europe by more than 11% in 2005 to 435,827 vehicles. The brand increased its sales in every zone outside Europe with the exception of Turkey, where Renault saw a slight drop of 4.4%.

***Romania, Bulgaria, Moldavia, Russia & CIS countries**

The brand's biggest growth was seen in Eastern Europe (Romania, Bulgaria, Moldavia, Russia and the CIS countries) with an increase in volumes of 78.9%, spurred on by the growing popularity of Renault in Romania, and the launch of the Logan under the Renault brand in Russia.

Another area of strong growth for Renault was Latin America, where the brand saw sales increase by 11.3%. Sales in Colombia increased by 33.9% aided by the launch of Logan under the Renault brand. In Venezuela sales grew by 64.2% and in Argentina by 50.6% where the market is recovering from a number of difficult years, growing by 35.2%.

The Asia-Pacific region also saw Renault increasing sales by 10.3% to 14,882 units, while the brands sales in Africa and the Middle East by 6.4%.

Renault top selling models outside Europe were Mégane, Clio and Thalia.

I On a stable Western European market, Renault maintains its position as leading Car & LCV brand

Renault maintained its position as leading brand for cars and LCVs on the European market in 2005. In the context of exaggerated competition with elevated commercial activity on the part of its competitors, Renault pursued a strategy founded on a selective commercial policy centred on the reinforcement of its profitability rather than growth of its market share.

The automobile market (passenger cars and LCVs) in Western Europe increased slightly by 0.2% in 2005 compared with 2004. The passenger car market saw a slight drop (-0.3%) while the LCV market saw growth of 3.3%. The changes were different according to country. France (+2.7%), Germany (+1.9%), Portugal (+1.9%) and Spain (+3.5%) all increased while Italy (-1.4%), the Netherlands (-7%), the UK (-4.7%) and Switzerland (-7.6%) saw sales fall.

In 2005 Renault held a 10.3% share of the passenger car and LCV market in Western Europe. Registrations of passenger cars fell 5.6% to 1,405,232 units, while LCV registrations rose by 1.3% to 294,603 units.

Renault confirmed its position as leading brand on the French market, securing a 26.8% share with 665,994 passenger car and LCV registrations in 2005. Renault has four models in the top 10, with Mégane in the number-one spot.

Renault also held on to its top ranking on the passenger car markets in Spain (12.3%), Portugal (14.2%), and Belgium-Luxembourg (11.4%). Still the number-one imported brand in Germany with 5.2% of the market, Renault ranked fourth in Italy, with 6.6% of the market, and in the UK with 7.1%.

| Mégane remains the top-selling model in Western Europe in 2005

Mégane was once again the top-selling model in Western Europe in 2005. With 619,462 passenger cars sold, Mégane had a 12.5% share of the C segment and a 4.3% overall market share. Since its launch in 2002, 1,795,675 Méganes have been registered in Western Europe. Mégane is the top-selling car in France, Belgium, Spain, the Netherlands and Portugal, and number two in Switzerland.

Available in five-seat and seven-seat versions, **Scénic** remained the undisputed leader in compact minivans, accounting for **20.9%** of sales in the category.

Clio, with the launch of **Clio III** in October 2005, is at the top of its segment in the fourth quarter of 2005. In this period, Clio III, having been elected Car of the Year 2006, has already accounted for 66% of all Clio sales.

With its three models – Twingo, Clio and Modus – Renault took first place in the small car segment (A+B) with 559,749 cars sold and 11.4% of the segment. First released in 1993, **Twingo** was still the fourth most popular small city car, with a 7.9% share of the A segment. **Clio** had a solid second-place ranking on the small car segment, with 323,888 units sold and an 8.2% segment share.

Modus, despite lower volumes compared to its original ambitions, is second in its category in Western Europe with a 4.1% share of the B segment in 2005. Modus has sold worldwide 237,685 units since its launch.

Kangoo was the second-ranked leisure vehicle with 52,629 sales in 2005.

A new version of **Laguna** was launched in March 2005 on the D segment (upper midrange), which continued to slow in Western Europe as volumes declined by 2.6% in 2005. 102,400 Lagunas were registered in Western Europe in 2005.

Espace, in its fourth year of sales, and despite a drop in volumes compared to 2004, maintained its position as number-one MPV, with 18.4% of the market and 48,969 units registered – 16,000 more than its nearest rival. Benefiting from a new version launched in April 2005, **Vel Satis** totaled 7,402 sales.

Renault kept its top position in the **LCV** market with a share of 14.6%. Boosted by a successful line-up, registrations climbed by 1.3% in 2005 to 294,603 vehicles. **Kangoo Express** was the top-selling small van in Europe, claiming market share of over 5%. The **Trafic and Master** vans confirmed their commercial appeal as sales surged by 11.7% for Trafic and 11.1% for Master in 2005.

| Outlook

Renault will continue to put in place its selective commercial policy in 2006, privileging the most profitable market sectors.

In Europe, the Renault group's volumes should grow slightly on generally stable markets which will be extremely competitive. In this context, the priority of the Renault group will remain profitability.

Outside Europe, the group will continue to pursue growth thanks to the Renault brand, the increasing presence of Logan, and Renault Samsung Motors which will consolidate its third position on the Korean market thanks to a rejuvenated range.

Globally, the pursuit of international development and the the first full year of sales of New Clio should translate into a new growth in volumes in 2006, with respect for the top objective for Renault, profitability.

The Renault Group's financial results for 2005 and the medium term plan for Renault will be presented on 9 February 2006.

Renault group sales worldwide (passenger cars and LCVs, in units)

	2005	2004	% change
Renault group	2,531,506	2,490,337	+1.7%
Renault	2,248,756	2,308,972	-2.6%
Renault Samsung Motors	119,027	85,046	+40.0%
Dacia	163,723	96,319	+70.0%
Europe *	1,843,354	1,922,275	-4.1%
Rest of world**	688,152	568,062	+21.1%

*Western and Central Europe
** Eastern Europe and Russia, Turkey, Asia-Pacific, Latin America, and Africa-Middle East

Press contact: Andrew Boyle, +33 (0)1 76 84 64 69

Websites: www.media.renault.com – www.renault.com

Renault Group sales at the end of December 2005
Provisional figures

Total sales by brand of the Renault Group

		Cumulative		
		2005	2004	% var
RENAULT	Cars	1,877,495	1,950,393	-3.7%
	LCV	371,261	358,579	3.5%
	Total Renault	**2,248,756**	**2,308,972**	**-2.6%**
RLT - SAMSUNG	Cars	119,027	85,046	40%
	Total RSM(*)	**119,027**	**85,046**	**40%**
DACIA	Cars	143,101	73 393	95%
	LCV	20,622	22 926	-10%
	Total Dacia(*)	**163,723**	**96 319**	**70%**
RENAULT Group	Cars	2,139,623	2,108,832	1.5%
	LCV	391,883	381,505	2.7%
	Total Group	**2,531,506**	**2,490,337**	**1.7%**

(*) Sales on local market + exports

Total sales by geographic zone

	Cumulative		
	2005	2004	% var
Western Europe	1,742,796	1,812,971	-3.9%
Central Europe	100,558	109,304	-8%
World outside Europe**	688,152	568,062	+21.1%
Eastern Europe *** & Russia	174,112	115,679	+50.5%
Turkey	116,588	118,121	-1.3%
Latin America	164,258	146,932	+11.8%
Asia Pacific****	130,622	95,807	+36.3%
Africa & Middle East	102,572	91,523	+12.1%
Total Group	**2,531,506**	**2,490,337**	**+1.7%**

** Western Europe + Central Europe

*** including Romania

****including Renault Samsung Motors

The top Car and LCV markets of the Renault Group at the end of December 2005

		Volume	Part de marché
1	FRANCE	704,779	27.2%
2	SPAIN	238,216	12.4%
3	UNITED KINGDOM	196,958	7.1%
4	GERMANY	185,376	5.3%
5	ITALY	162,426	6.6%
6*	ROMANIA	137,091	54.5%
7	TURKEY	116,588	16.5%
8	SOUTH KOREA	115,425	10.0%
9	BELGIUM+LUXEMBOURG	68,278	11.5%
10	NETHERLANDS	47,709	9%

* of which 23,991 vehicles for the Renault brand and 113,100 for the Dacia brand



RENAULT

PRESS RELEASE

JANUARY 26, 2006

Nominations

From February 1, 2006, Renault will put in place five Regional Management Committees (RMC) charged with assuring the performance of the group on all the markets it is based in, serving the profitable growth objective of the group.

The five regions and their leaders are:

France : Michel Gornet, 59, Executive Vice President, Manufacturing

Europe (outside France) : Patrick Blain, 53, Executive Vice President, Sales & Marketing

Euromed : Luc-Alexandre Ménard, 61, Renault External Relations Director, President of the supervisory board of Dacia

Asia-Africa : Patrick Pelata, 50, Executive Vice President, Product & Strategic Planning and Programs

Americas : Thierry Moulonguet, 54, Executive Vice President, Chief Financial Officer

In addition, from:

- February 1, Jean-Pierre Corniou, 55, Information Technology Director report to Jean-Louis Ricaud, Executive Vice President, Quality & Engineering
- March 1, Jean-Marie Hurtiger, 55, Logan Project Director become Managing Director of Renault Samsung Motors, replacing Jérôme Stoll, MD of RSM
- May 1, Jérôme Stoll, 51, Managing Director of Renault Samsung Motors will become Managing Director of Mercosur and on this date will join the Renault Management Committee, replacing Pierre Poupel, who will be retiring.

Contact
Press contact : +33 (0)1 76 84 64 69
Websites : www.media.renault.com – www.renault.com
Biographies are available on www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

Patrick Blain, Executive Vice President, Sales and Marketing

Born in 1952, Patrick Blain is a graduate of the Ecole des Mines engineering school in Paris and holds a master's degree in industrial engineering from the University of Stanford. He joined Renault in 1977 and between 1981 and 1985 he was successively secretary general of Rimex then deputy general manager of the Gomez Palacio plant in Mexico. In 1985, he was named Director of the Renault Branch in Tours, before becoming in 1987 Executive Assistant to Raymond H. Lévy, Renault Chairman and C.E.O. He was successively Director of the Espace Project and Deputy Director of the Special Vehicles and LCVs Department in 1989; Director, Special Vehicle Projects, in 1992; Director of Product Marketing in 1993, and Managing Director of Renault Italy in 1997, before becoming Senior Vice President, Market Area France, and member of the Renault Management Committee (CDR) in 1998. He was appointed Senior Vice President, Market Area Europe, in 2000. Patrick Blain is appointed Executive Vice President, Sales and Marketing, and becomes a member of the Group Executive Committee (CEG), effective January 1, 2005. He is also appointed to the Renault-Nissan Alliance Board.

Michel Gornet, Executive Vice President, Manufacturing

Michel Gornet was born on December 20, 1946 in Clermont-Ferrand, France. He is a graduate of the Ecole Polytechnique and Harvard Business School. He began his career at Renault at the Billancourt plant in 1968, then went on to work at the Flins plant in 1979. He became Billancourt plant manager in 1986 and Sandouville plant manager in 1989. He became Director, Body Assembly, in 1992, then Senior Vice President, Manufacturing, in 1994, when he joined the Renault Management Committee (CDR). Michel Gornet is appointed Executive Vice President, Manufacturing, and becomes a member of the Group Executive Committee (CEG), effective January 1, 2005.

Luc-Alexandre Ménard, Renault's Senior Vice President, Public Affairs, Chairman of the Dacia Board of Directors

Luc-Alexandre Ménard was born on August 3, 1944 in Ruffigné, France. He is a graduate of the Ecole Nationale d'Administration and holds a postgraduate degree in public law. Auditor, then public auditor at the auditor-general's department, he went on to become a technical consultant with the advisory staff of the interior minister. He joined Renault in 1981 as finance manager of European subsidiaries. He successively occupied a number of posts within the Group, namely managing director of Renault Germany (1986), vice president, Southern Europe market area (1993) and vice president, Market Area France (1994). He was named Senior Vice President, Mercosur in 1997 and Senior Vice President, International Operations on July 1, 2002. He has been Chairman of the Dacia Board of Directors since September 2002. He is a member of the Renault Management Committee. Lux-Alexandre Ménard will become Renault's Senior Vice President, Public Affairs on July 1, 2005. He also takes responsibility for the coordination of international operations.

Thierry Moulonguet, Executive Vice President and Chief Financial Officer

Thierry Moulonguet was born in 1951. Student of the École Nationale d'Administration (ENA), he joined the Ministry of the Economy and Finance in 1976 and embarked on a career in the civil service until 1991. He joined Renault in February 1991 taking responsibility for group financial relations, before being appointed Vice President, Capital Expenditures Controller, in 1996. In 1999, following the signing of the Renault-Nissan agreement, he moved to Japan to join Nissan Motor as Senior Vice President, Finance. In 2000, he was appointed Executive Vice President, Chief Financial Officer of Nissan. In September 2003, he joined the Renault Management Committee as Adviser to the Chairman. In January 2004, he became Executive Vice President and Chief Financial Officer as well as member of Renault's Group Executive Committee.

Patrick Pélata, Executive Vice President, Product & Strategic Planning and Programs for the Renault group

Patrick Pélata was born on August 24, 1955. He is a graduate of Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées and holds a PhD in socioeconomics from Ecole des Hautes Etudes en Sciences Sociales in Paris. He joined Renault in 1984 as a shop foreman in body-in-white assembly at the Flins plant. Between 1985 and 1993, he worked as an engineer at the stamping and body-in-white assembly department and was the architect for the Twingo chassis in the engineering department. He was appointed head of platform architecture in the engineering department in 1993, then engineering director for chassis equipment in 1996. Patrick Pélata became Senior Vice President, Vehicle Engineering in 1998 and joined the Renault Management Committee. In 1999, he joined Carlos Ghosn's team at Nissan as Executive Vice President, Corporate and Product Planning, Design and Programs. He was made a member of the Executive Committee and the Board of Directors of Nissan. In january 2003, he also chaired the Management Committee of Nissan Europe. He stepped down from his operational functions at Nissan in April 2005, while remaining a member of the Board of Directors. Patrick Pélata was appointed Executive Vice President, Product & Strategic Planning and Programs for the Renault group and joined the Group Executive Committee on July 1, 2005.



RENAULT

List of countries included in each region

Americas	Asia & Africa	Euromed	Europe (excl. France)	France
NORTHERN LATIN AMERICA	**ASIA PACIFIC**	**EASTERN EUROPE**		
Colombia	Australia	Serbia	Austria	Metropolitan France
Costa Rica	Indonesia	Albania	Germany	
Cuba	Japan	Bulgaria	Belgium-Luxembourg	
Equador	Malaysia	Bosnia	Cyprus	
Honduras	New Caledonia	Macedonia	Croatia	
Mexico	New Zealand	Moldavia	Denmark	
Nicaragua	Singapore	Romania	Spain	
Panama	Tahiti	**RUSSIA / CIS**	Finland	
Salvador	Thailand	Armenia	Greece	
Venezuela	**INDIA**	Belarus	Hungary	
Dominican Republic	**MIDDLE EAST**	Georgia	Ireland	
Guadeloupe	Saudi Arabia	Kazakhstan	Iceland	
French Guiana	Egypt	Russia	Italy	
Martinique	Jordan	Ukraine	Malta	
SOUTHERN LATIN AMERICA	Lebanon	...	Norway	
Argentina	Libya	**TURKEY**	Baltic States	
Brazil	Pakistan	Turkey	Netherlands	
Bolivia	Gulf States	Turkish Cyprus	Poland	
Chile	Syria	...	Portugal	
Paraguay	**AFRICA & INDIAN OCEAN**	**NORTH AFRICA**	Czech Republic	
Peru	South Africa	Algeria	UK	
Uruguay	Other African countries	Morocco	Slovakia	
	Indian Ocean islands	Tunisia	Slovenia	
	KOREA	**MIDDLE EAST**	Sweden	
	IRAN	Israel	Switzerland	
	CHINA			
	Hong Kong			
	Taiwan			

Press contact:

Renault Press: +33.1.76.84.64.69

Web sites: www.media.renault.com

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 52 89 – Sites : www.renault.com & www.media.renault.com



PRESS RELEASE January 30, 2006

The Renault-Nissan Alliance ranks among the top four global automakers with 6.1 million vehicles sold in 2005

Renault and Nissan announced that the two companies sold a combined 6,129,254 units in 2005, up 6.0% over 2004. Nissan and Renault sold a total of 3,597,748 and 2,531,506 vehicles, respectively. The Renault-Nissan Alliance global market share came to 9.8% (4.04% for the Renault group and 5.74% for Nissan), ranking among the world's top four global automakers in terms of unit sales. The Alliance continued to benefit from the geographical complementarities of both companies.

The Renault Group sold 2,248,756 vehicles under the Renault brand (down 2.6%), 119,027 vehicles under the Renault Samsung Motors nameplate (up 40%) and 164,406 Dacia-branded vehicles (up 70.7%).

The Nissan Group sold 3,448,637 vehicles under the Nissan brand (up 9.2%) while sales of Infiniti-branded cars increased to 149,111 units sold (up 7.4%).

Cooperation and synergies continued within the Alliance in 2005, with both Renault and Nissan launching products on common platforms and using common components. Each company launched new models based on the common Alliance B platform - the Clio III from Renault and the Note, Wingroad, and Bluebird Sylphy models by Nissan. Nissan also launched its Serena model on the common Alliance C platform, which it shares with Renault's Mégane family, the top selling car range in Western Europe for a third consecutive year.

Another example of successful cooperation within the Renault-Nissan Alliance in 2005 is the common development of a third engine, the 2.0-liter M9R (M1D) diesel engine, following the 1.5-liter HR15DE (S2G) and the 2.0-liter MR20DE (M1G) gasoline engines launched in 2004. The new co-developed 2.0-liter M9R (M1D) diesel engine was added to the Renault Laguna range in July 2005 and

to the Mégane II range from January 2006. The engine will also be applied to other Renault model ranges during 2006 and to Nissan models.

Contact:

Renault Corporate Information Department Andrew Boyle	Nissan Motor Co., Ltd. Global Communications CSR & IR Division
+ 33 (0)1 76 84 64 69	+ 81-(0)3-5565-2141 (Corporate) + 81-(0)3-5565-2142 (Product) + 81-(0)3-5565-2334 (IR)
Website: www.media.renault.com	Website: http://press.nissan-global.com/EN/

Worldwide Sales

	2005	2004	Change 2005/2004
Renault Group	**2,531,506**	**2,490,337**	**+1.7%**
- Renault	2,248,756	2,308,972	-2.6%
- Renault Samsung Motors	119,027	85,046	+40%
- Dacia	164,406	96,319	+70.7%
Nissan Group	**3,597,748**	**3,295,830**	**+9.2%**
- Nissan	3,448,637	3,157,002	+9.2%
- Infiniti	149,111	138,828	+7.4%
Renault-Nissan Alliance	**6,129,254**	**5,786,167**	**+6.0%**

Sales in Western Europe

	2005	2004	Change 2005/2004
Renault	**1,742,796**	**1,812,971**	**-3.9%**
France	704,779	721,594	-2.3%
Germany	185,376	181,149	+2.3%
Italy	162,426	179,703	-9.6%
Spain	238,216	237,232	+0.4%
U.K.	196,958	212,490	-7.3%
Nissan	**447,873**	**472,923**	**-5.3%**
France	48,388	49,810	-2.9%
Germany	53,050	60,068	-11.7%
Italy	54,002	70,402	-23.3%
Spain	70,796	69,750	+1.5%
U.K.	102,048	104,287	-2.1%
Renault-Nissan Alliance	**2,190,669**	**2,285,894**	**-4.2%**
France	753,167	771,404	-2.4%
Germany	238,426	241,217	-1.2%
Italy	216,428	250,105	-13.5%
Spain	309,012	306,982	+0.7%
U.K.	299,006	316,777	-5.6%

Sales in Central and Eastern Europe

	2005	2004	Change 2005/2004
Renault	**391,258**	**343,104**	**+14%**
Russia	29,836	16,126	+85%
Romania	137,091	92,169	+48.7%
Turkey	116,588	118,121	-1.3%
Nissan	**93,072**	**71,025**	**+31%**
Russia	46,485	28,438	+63.5%
Romania	2,288	1,568	+45.9%
Turkey	10,511	10,422	+0.9%
Renault-Nissan Alliance	**484,330**	**414,129**	**+17%**
Russia	76,321	44,564	+71.3%
Romania	139,379	93,737	+48.7%
Turkey	127,099	128,543	-1.1%

Sales in Middle East and Africa

	2005	2004	Change 2005/2004
Renault	**102,572**	**91,523**	**+12.1%**
Nissan	**183,819**	**156,811**	**+17.2%**
Renault-Nissan Alliance	**286,391**	**248,334**	**+15.3%**

Sales in Japan

	2005	2004	Change 2005/2004
Renault	**3,520**	**3,253**	**+8.2%**
Nissan	**866,157**	**826,822**	**+4.8%**
Renault-Nissan Alliance	**869,677**	**830,075**	**+4.8%**

Sales in Latin & South America

	2005	2004	Change 2005/2004
Renault	**164,258**	**146,932**	**+11.8%**
Brazil	47,528	53,588	-11.3%
Argentina	37,471	24,888	+50.6%
Mexico	23,920	24,091	-0.7%
Nissan	**318,170**	**301,995**	**+5.4%**
Brazil	8,083	8,538	-5.3%
Argentina	3,824	2,671	+43.2%
Mexico	234,932	234,853	+0.0%
Renault-Nissan Alliance	**482,428**	**448,927**	**+7.5%**
Brazil	55,611	62,126	-10.5%
Argentina	41,295	27,559	+49.8%
Mexico	258,852	258,944	-0.0%

Sales in North America

	2005	2004	Change 2005/2004
Nissan	**1,147,653**	**1,055,443**	**+8.7%**
United States	**1,076,670**	**985,989**	**+9.2%**
Canada	**70,983**	**69,454**	**+2.2%**

Sales in Asia-Pacific

	2005	2004	Change 2005/2004
Renault	**130,622**	**95,807**	**+36.3%**
China	2,002	883	+126.7%
Korea	115,425	62,220	+85.5%
Nissan	**541,004**	**410,811**	**+31.7%**
China	297,270	155,803	+90.8%
Korea	537	5	+10640%
Renault-Nissan Alliance	**671,626**	**506,618**	**+32.6%**
China	299,272	156,686	+91%
Korea	115,962	62,225	+86.4%



PRESS RELEASE

FEBRUARY 28, 2006

Dacia furthers its international growth in 2006

- **Deployment of the Logan programme is continuing, with new body styling, new production sites and new markets scheduled in 2006**
- **Dacia sold about 164,000 vehicles in 2005, an increase of 70%**

The year 2006 represents a new stage in the Logan programme. The Logan Steppe Concept show car, presented for the first time at the Geneva Motor Show, demonstrates Dacia's intention to broaden the Logan range. In manufacturing terms, 2006 also marks the start of Logan production in Iran in partnership with two local carmakers, Iran Khodro and Saipa.

After the excellent sales figures obtained by the 1.4 and 1.6 petrol engines, the Logan range is expanding. The 1.5 dCi diesel engine was introduced at the end of 2005 in Romania, Croatia, Serbia, Macedonia and Turkey, and is due to be launched in Western and Central Europe in March 2006.
In line with the Logan philosophy, the model will once again benefit from the Renault Group's best technologies. The 1.5 dCi engine has already scored a major success equipping other vehicles in the Renault range such as Clio, Modus and Kangoo.
The engine is at the leading edge of new technology with a second-generation common-rail direct injection system that offers top-class driving pleasure combined with very low fuel consumption. Using only 4.7 litres per 100km in the combined cycle and with CO_2 emissions kept down to 125g/km, Logan 1.5 dCi is one of the cleanest and most fuel-efficient cars currently available.

After the brand moved into 25 new markets in 2005 and Logan sales began in Western Europe (with 13,719 units sold in 2005), Dacia, a subsidiary of the Renault group, recorded a 70% increase in sales in 2005, reaching a total of about 164,000 units. Not only did Dacia sales rise by 41.4% on its home market, Romania, in 2005, they also grew significantly in Central Europe, Turkey and North Africa.

Logan is spearheading Dacia's growth with more than 180,000 units sold between September 2004 and the end of January 2006. Production, which began in Romania in 2004, started up in Russia, Morocco and Colombia in 2005, enabling Logan to be sold in 40 countries by the end of the year. In four of those countries – Russia, Colombia, Venezuela and Ecuador – it was marketed under the Renault brand.

In 2005 Logan was the best-selling vehicle in Central and Eastern Europe (over 106,000 units), ahead of the Skoda Fabia, and was available in three body styles. Logan has proved very

popular in most of its markets. More than 7,000 vehicles have been sold in Russia (1% of the market) since the launch in September 2005, about 10,000 in France (0.8% of the market) since June 2005 and over 8,300 in Turkey (1.9% of the market in 2005).

In all the countries where it has been launched, Logan has won market share. Outside Romania, Logan buyers are new customers to the Dacia and Renault networks. In Western Europe, most Logan buyers are people who would normally buy a used car ; the majority already owned a vehicle over 10 years old.

PARIS press contacts:
Product press office: Tel. + 33 (0)1 76 84 63 36.
Corporate press office: Tel. + 33 (0)1 76 84 64 69.

BUCHAREST press contact:
Tel. + 40 741 236 789.

Web sites: www.dacia-logan.com - www.media.renault.com



RENAULT

PRESS RELEASE

MARCH 14, 2006

SNR Roulements: Renault and the japanese Group NTN to resume their talks

Renault and NTN have decided to resume their talks regarding a partnership in the bearings business.

Talks will be aiming at exploring the possibility for NTN, one of the leading global manufacturers of bearings, to use SNR Roulement, Renault's subsidiary, as their center for future developments, mainly in Europe. They will address especially the issues of the optimum use of SNR manufacturing capacities, the choice of Annecy as the major NTN Center for bearing research and development in Europe, and the role of Renault in this partnership.

In a very competitive market, requiring increasing R&D efforts, the contemplated partnership would therefore allow the consolidation of existing employment and confirm SNR as a technical innovator and important player.

Press contact: Anne-Emmanuelle Dognon-Remy + 33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90